Filed pursuant to Rule 424(b)(4)
File No. 333-147296

406,000,000 Shares

VISA INC.

Class A Common Stock

This is Visa Inc.’s initial public offering. We are offering 406,000,000 shares of our class A common stock. The initial public offering price is $44.00 per share.

Currently, no public market exists for our class A common stock. Our class A common stock has been approved for listing on the New York Stock Exchange under the symbol “V.” Our shares of class B and class C common stock are held by our financial institution customers, generally carry no voting rights, will not be listed and are subject to transfer restrictions. See “Description of Capital Stock.”

Investing in our class A common stock involves risks that are described in the “ Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$44.000	$17,864,000,000
Underwriting discount	$1.232	$500,192,000
Proceeds, before expenses, to Visa	$42.768	$17,363,808,000

To the extent that the underwriters sell more than 406,000,000 shares of class A common stock, the underwriters have the option to purchase up to an additional 40,600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about March 25, 2008.

JPMorgan	Goldman, Sachs & Co.

Banc of America Securities LLC	Citi	HSBC	Merrill Lynch & Co.	UBS Investment Bank	Wachovia Securities

CIBC World Markets Corp.	Daiwa Securities America Inc.	Mitsubishi UFJ Securities International plc

Piper Jaffray	RBC Capital Markets	SunTrust Robinson Humphrey	Wells Fargo Securities

The date of this prospectus is March 18, 2008.

Artesanias
e industrias Populares
del Estado de Oaxaca

VISA CHECK CARD
4000 1234 5678 9010
DEBIT
10/10
B. PARKER
VISA

VISA INFINITE
4000 1234 5678 9010
4000
10/10
B. PARKER
VISA
VISA SIGNATURE
4000 1234 5678 9010
4000
VISA SIGNATURE
10/10
B. PARKER
VISA

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including April 12, 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

Unless the context requires otherwise, reference to “Company,” “Visa,” “we,” “us” or “our” refers to Visa Inc. and its subsidiaries.

The registered trademarks of Visa Inc. and its subsidiaries include: “All It Takes;” “Bands Design—Blue, White & Gold;” “Dove” Design; “Interlink;” “Life Takes Visa;” “PLUS;” “Verified by Visa;” “Visa;” “Visa Classic;” “Visa Corporate;” “Porque La Vida es Ahora;” “The World’s Best Way to Pay;” “Visa Electron;” “Visa Europe;” “Visa Fleet;” “Visa Infinite;” “Visa Mobile;” “VisaNet;” “Visa Platinum;” “Visa Purchasing;” “Visa Resolve OnLine;” “Visa ReadyLink;” “Visa Signature;” “Visa Signature Business;” “Visa Vale;” and “Winged V” Design. Other trademarks used in this prospectus are the property of their respective owners.

All shares of class A common stock acquired by a Visa member, an affiliate of a Visa member or any person that is an operator, member or licensee of any general purpose payment card system that competes with us, or any affiliate of such a person, in each case to the extent acting as a principal investor, will be converted automatically into class C common stock. Under the terms of our amended and restated certificate of incorporation, class C common stock is not transferable until the third anniversary of the closing of this offering (subject to limited exceptions, including transfers to other class C shareholders) unless our board makes an exception to this transfer restriction. After this date, the class C common stock will be convertible into class A common stock only if transferred to a person that was not, immediately after our October 2007 reorganization, a Visa member, an affiliate of a Visa member or any person that is an operator, member or licensee of any general purpose payment card system that competes with us, or any affiliate of such a person. Upon such transfer, each share of class C common stock will convert into one share of class A common stock.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the rest of this prospectus, including the more detailed information in the financial statements and the unaudited pro forma condensed combined statement of operations and related notes, and the section entitled “Risk Factors,” before you decide to invest.

The Company

Visa operates the world’s largest retail electronic payments network and manages the world’s most recognized global financial services brand. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We facilitate global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. We provide financial institutions, our primary customers, with product platforms encompassing consumer credit, debit, prepaid and commercial payments. VisaNet, our secure, centralized, global processing platform, enables us to provide financial institutions and merchants with a wide range of product platforms, transaction processing and related value-added services. Based on the size of our network, the strength of the Visa brand and the breadth and depth of our products and services, we believe we are the leading electronic payments company in the world.

Our business primarily consists of the following:

•	we own a family of well known, widely accepted payment brands, including Visa, Visa Electron, PLUS and Interlink, which we license to our customers for use in their payment programs;

•	we manage and promote our brands for the benefit of our customers through advertising, promotional and sponsorship initiatives and by encouraging card usage and merchant acceptance;

•

we offer a wide range of branded payments product platforms, which our customers use to develop and offer credit, debit, prepaid and cash access programs for cardholders (individuals, businesses and government entities);

•	we provide transaction processing services (primarily authorization, clearing and settlement) to our customers through VisaNet, our secure, centralized, global processing platform;

•	we provide various other value-added services to our customers, including risk management, debit issuer processing, loyalty services, dispute management and value-added information services;

•	we develop new products and services to enable our customers to offer efficient and effective payment methods to their cardholders and merchants; and

•	we adopt and enforce a common set of rules adhered to by our customers to ensure the efficient and secure functioning of our payments network and the maintenance and promotion of our brands.

The following charts show a comparison of total volume and total transactions relative to our major competitors for the 2006 calendar year:

Source: The Nilson Report, issue 874 (February 2007) and issue 877 (April 2007).

Note: Excludes Visa Europe based on internal Visa data. Total volume is the sum of payments volume and cash volume. Payments volume is the total monetary value of transactions for goods and services that are purchased. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks. Total transactions for Visa represent transactions involving our cards as reported by our customers and includes transactions that are not processed on our VisaNet processing system.

We derive revenues primarily from card service fees, data processing fees and international transaction fees. We do not issue cards, set fees or determine interest rates that cardholders are charged for use of their cards. Our unaudited operating revenues were $1.5 billion for the three months ended December 31, 2007 and our unaudited pro forma operating revenues were $1.2 billion for the three months ended December 31, 2006. Our unaudited net income was $424 million for the three months ended December 31, 2007 and our unaudited pro forma net income was $249 million for the three months ended December 31, 2006. Our unaudited non-U.S. operating revenues, based on the location of our financial institution customers, were $568 million for the three months ended December 31, 2007, representing 38% of our total operating revenues for that period. Our non-U.S. pro forma operating revenues were $373 million for the three months ended December 31, 2006, representing 32% of our total pro forma operating revenues for that period.

Our unaudited pro forma operating revenues were $5.2 billion and $3.9 billion for the fiscal years ended September 30, 2007 and 2006, respectively. Our unaudited pro forma net loss was $861 million in fiscal 2007 (which included the effect of a $1.9 billion litigation provision related to settlement of outstanding litigation with American Express and a $650 million litigation provision related to the Discover litigation) and our unaudited pro forma net income was $453 million in fiscal 2006. Our pro forma non-U.S. operating revenues, based on the location of our financial institution customers, were $1.8 billion and $1.1 billion for fiscal 2007 and 2006, respectively, representing 34% and 29% of our total pro forma operating revenues for those periods.

Our Market Opportunity

Visa operates in the global payments industry, which is undergoing a major shift from paper-based payments, such as cash and checks, to card-based and other electronic payments. This shift has driven significant growth in card-based payments globally. According to The Nilson Report, global card purchase transactions grew at a compound annual growth rate, or CAGR, of 14% over the period from 2000 to 2006. The Nilson Report forecasts global card purchase transactions to increase at a CAGR of 11% from 2006 to 2012, with particularly strong growth in Asia/Pacific, Latin America and Middle East/Africa:

Total Transactions (billions)

Source: The Nilson Report, issue 866 (October 2006) and issue 885 (August 2007).

We believe that consumers are increasingly attracted to the convenience, security, enhanced services and rewards associated with electronic payments. We also believe that corporations and governments are shifting to electronic payments to improve efficiency, control and security, and that a growing number of merchants are accepting electronic payments to improve sales and customer convenience. Recent innovations such as contactless cards and mobile payments are also increasing the attractiveness of electronic payments. We believe this shift to electronic payment forms is a worldwide phenomenon; however, in many developing countries, it is at an early stage and will be accelerated by rising incomes, globalization of commerce and increased travel. We believe these trends represent a substantial growth opportunity for the global payments industry.

Our Competitive Strengths

We believe our competitive strengths include the following:

•

World’s Largest Payments Network. We operate the world’s largest retail electronic payments network. Visa-branded cards are accepted in more than 170 countries around the world. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We believe that merchants, cardholders and our financial institution customers benefit from the Visa cardholder base, which is the largest in the world, and our merchant acceptance network, which is unsurpassed globally.

•

Leading Global Brand. Visa is the world’s most recognized global financial services brand. We believe merchants, consumers and our financial institution customers associate our brand with trust, security, reliability, efficiency, convenience and empowerment. Our deep base of local market knowledge enables us to tailor our product and marketing programs to the particular needs of specific geographies. We believe that the strength of our brand enables us to increase card usage in existing and new market segments, develop and offer innovative payment products and services and enhance the utility of our payments network for all participants.

•

Scalable and Unique Global Payments Processing Platform. We own and operate VisaNet, our secure, centralized, global processing platform. Unlike the processing platforms of some of our primary competitors, VisaNet is built on a centralized architecture rather than a distributed architecture, which enables us to provide real-time, value-added information to our customers. In addition, our centralized processing platform provides us the flexibility to develop, modify and enhance our products and services efficiently. VisaNet is highly reliable and processed more than 81 billion authorization, clearing and settlement requests in the 12 months ended December 31, 2007. We believe that the operating efficiencies that result from the scale of our processing network provide us with a significant cost advantage over our competitors.

•

Comprehensive Payment Products and Services. We provide our financial institution customers with a comprehensive suite of electronic payment products and services. Our product platforms encompass credit, debit, cash access and prepaid products for consumers, businesses and governments. These product platforms enable our customers to develop and customize their own payment programs to meet the needs of their cardholders and merchants. We also offer our customers issuer processing to support our debit and prepaid platforms, and we are the largest issuer processor of Visa debit transactions in the world. Additionally, we offer a broad range of value-added services such as risk management, loyalty services, dispute management and value-added information services, which are enabled by our secure, centralized, global processing platform.

•

Established and Long-Standing Customer Relationships. We have long-standing relationships with the majority of our customers and long-term contracts with many of our major customers, which provide us with a significant level of business stability. More than two-thirds of our financial institution customers have been our customers for longer than 10 years. We believe that our many years of close cooperation with our customers in developing new products, processing capabilities and value-added services have enabled us to establish strong relationships. By virtue of these relationships, we believe we are well-positioned to continue developing new products and services that anticipate the evolving needs of our customers.

Our Strategy

We seek revenue and profit growth by expanding our core payments business in new and established geographies and market segments, as well as by broadening our processing capabilities and value-added service offerings for payments and related opportunities. The key components of our strategy include:

•

Expand Our Network. We will continue to use an integrated product strategy to increase our share of business with our existing financial institution customers and to build relationships with new customers. Merchants are important to the growth of our business, and we seek to increase the value we bring to them in order to increase merchant acceptance and preference for Visa. We also seek to grow our network by encouraging active cardholder preference for Visa through continual improvement of the convenience, value and security of our products. By focusing on expanding the number of merchants and cardholders in our network, we increase the value we provide to our financial institution customers.

•

Expand into New and High Growth Geographies and Market Segments. We will continue to globalize our product and service offerings and to expand acceptance of our core products in new and high growth geographies and market segments, including new consumer and merchant segments in our established markets. We believe there is a significant opportunity to expand the usage of our products and services in high growth geographies in which we currently have a presence, such as the Asia Pacific, Latin America and Caribbean, and Central and Eastern Europe, Middle East and Africa regions. We have introduced a full suite of product platforms and value-added processing services that enable our customers to drive Visa products to a wide range of consumers and businesses. We will also continue to expand Visa acceptance in merchant segments that have traditionally not accepted electronic payments, such as quick-service restaurants and bill payment merchants.

•

Develop and Offer Innovative Products and Services. We will continue to provide new products and services and increase the functionality, utility and cost-effectiveness of our existing products and services. VisaNet provides flexibility to quickly customize current offerings and rapidly develop, deploy and drive adoption of new products and services. We will continue to upgrade or modify existing products to take advantage of market opportunities and generate growth. We also intend to continue making significant investments in new technologies to strengthen our position in emerging forms of payment, including contactless and mobile devices. In addition, we will continue to introduce value-added processing services, which we believe increase network utility.

•

Strengthen and Grow Visa’s Brand Leadership. We will continue to invest in order to maintain Visa’s position as the world’s most recognized global financial services brand. We will focus on a combination of integrated global and local investments to increase consumer and business brand awareness. We will seek to maximize return on our investment by optimizing the mix of spending across our media channels, sponsorships, co-brand relationships and other marketing properties.

The Recent Reorganization

We completed a reorganization in October 2007. Prior to our reorganization, Visa operated as five corporate entities related by ownership and membership: Visa U.S.A., Visa International (comprising the operating regions of Asia Pacific (AP), Latin America and Caribbean (LAC), and Central and Eastern Europe, Middle East and Africa (CEMEA)), Visa Canada, Visa Europe and Inovant, which operated the VisaNet transaction processing system and other related processing systems. Each of Visa U.S.A., Visa Canada, Visa Europe, Visa AP, Visa LAC and Visa CEMEA operated as a separate geographic region, serving its member financial institutions and administering Visa programs in its respective region.

In order to respond to industry dynamics and enhance Visa’s ability to compete, Visa undertook a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc., a Delaware stock corporation. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned by its member financial institutions and entered into a set of contractual arrangements with Visa Inc. in connection with the reorganization. In the reorganization, we issued different classes and series of shares reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located.

We believe that the reorganization provides us with several significant strategic benefits. It allows us to increase our operational efficiency and enhances our ability to deliver more innovative products and services to financial institutions, merchants and cardholders on a global basis. The reorganization allows us to centralize and streamline our strategy and decision making. We also believe that the reorganization and this offering will enable us to facilitate a common, global approach, where appropriate, to the legal, regulatory and competitive issues arising in today’s marketplace. At the same time, we believe that the reorganization preserves and reinforces the advantages that have made Visa the largest retail electronic payments network in the world.

Recent Developments

On February 21, 2008, pursuant to our retrospective responsibility plan described under “Business—Retrospective Responsibility Plan,” the litigation committee determined that the escrow amount should be established at $3.0 billion. This amount will be deposited in an escrow account promptly following, and contingent upon, the completion of this offering. In accordance with the terms of the retrospective responsibility plan, settlements of, or judgments in, covered litigation will be payable from this account. See Note 5—Retrospective Responsibility Plan to our consolidated financial statements as of and for the three months ended December 31, 2007. For the quarter ended March 31, 2008, we currently expect to record an additional litigation provision of approximately $285 million related to the covered litigation, which will be recorded as a charge against income. The determination to record this additional provision is based on management’s present understanding of its litigation profile and the specifics of each case, and takes into account the determination of the litigation committee. See “Management’s Discussion and Analysis of Historical and Pro Forma Financial Condition and Results of Operations of Visa Inc.—Liquidity and Capital Resources—Uses of Liquidity—Litigation.”

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including, but not limited to, those arising from regulatory scrutiny, legal proceedings seeking substantial damages, competitive and economic factors, and operational breakdowns. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our common stock.

Corporate Information

The address for our principal executive office is P.O. Box 8999, San Francisco, California 94128-8999, and our telephone number is (415) 932-2100. Our web site address is www.visa.com. This is a textual reference only. The information on, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered	406,000,000 shares of class A common stock

Option to purchase additional shares	40,600,000 shares of class A common stock

Common stock outstanding after this offering	In connection with our October 2007 reorganization and in order to implement our retrospective responsibility plan, we issued different classes and series of shares reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located.

Class A common stock is being offered to the public pursuant to this prospectus. Class B common stock is held by financial institution customers that are members of Visa U.S.A. Class C (series I) common stock is held by financial institution customers that are associated with Visa Canada and our AP, LAC and CEMEA regions. Class C (series II, III and IV) common stock is held by Visa Europe.

We created a multi-class structure in order to: (i) allow stockholder decisions generally to be made by, and a majority of our board of directors to consist of independent directors elected by, our class A stockholders and not by our financial institution customers that hold our class B and class C common stock; and (ii) implement a key principle of the retrospective responsibility plan, which is that liability for certain litigation, which we refer to as the covered litigation, would remain with the members of Visa U.S.A., as holders of our class B common stock through adjustments to the conversion rate for such stock.

A portion of our class B and class C common stock is subject to mandatory redemption pursuant to our amended and restated certificate of incorporation. We intend to redeem 132,989,608 shares of class B common stock and 144,217,005 shares of class C (series I) common stock following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. See “Use of Proceeds.”

Giving effect to these redemptions, the number of shares outstanding and the number of shares of class A common stock issuable upon conversion of the class B and class C common stock immediately following this offering would be:

	Immediately Following this Offering
Common Stock	Shares Outstanding	Class A Common Stock Outstanding or Issuable Upon Conversion of Class B and Class C Common Stock
Class A	406,000,000	406,000,000
Class B	267,262,264	197,116,361
Class C (series I, III and IV)(1)	202,706,618	202,706,618
Class C (series II)(2)	79,748,857	—

Total	955,717,739	805,822,979

(1)	Includes 31,853,182 shares of class C (series III) common stock that will be redeemed in October 2008 as described below.
(2)	Class C (series II) common stock is not convertible into class A common stock upon completion of this offering.

In the table above, the number of shares of class A common stock issuable upon the conversion of class B and class C common stock gives effect to the adjustment to the conversion rate of the class B common stock in connection with the establishment of the escrow fund as contemplated by our retrospective responsibility plan. See “Use of Proceeds” and “Business—Retrospective Responsibility Plan.” Following the redemptions described above, the holders of our class A common stock will own an approximate 50.4% economic interest in our outstanding capital stock. The redemptions will not generally affect voting power due to the limited voting rights of our class B and class C common stock.

We intend to redeem in October 2008 all class C (series II) common stock and 31,853,182 shares of class C (series III) common stock, after which all remaining class C (series III) and class C (series IV) common stock will automatically convert into class C (series I) common stock on a one-to-one basis. Following these redemptions, the holders of our class A common stock will own an approximate 52.5% economic interest in our outstanding capital stock. These redemptions will also not generally affect voting power due to the limited voting rights of our class B and class C common stock. Giving pro forma effect to the transactions described above and the October 2008 redemption and subsequent conversion as if each occurred promptly following the closing of this offering, the number of shares outstanding and the number of shares of class A common stock issuable upon the conversion of the class B and class C common stock would be:

	Pro Forma October 2008
Common Stock	Shares Outstanding	Class A Common Stock Outstanding or Issuable Upon Conversion of Class B and C Common Stock
Class A	406,000,000	406,000,000
Class B	267,262,264	197,116,361
Class C	170,853,436	170,853,436

Total	844,115,700	773,969,797

The October 2008 pro forma amounts in the table above and the percentage economic interest of our class A common stock do not give effect to any issuance of shares of class A common stock or other securities, including issuances under our equity compensation plan, or any repurchases of common stock that we may effect, after this offering.

Use of proceeds	We estimate that the net proceeds to us from this offering will be $17.3 billion, or $19.1 billion if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses.

We intend to deposit $3.0 billion into an escrow account from which settlements of, or judgments in, the covered litigation described under “Business—Retrospective Responsibility Plan” will be payable.

Following the completion of this offering, we intend to use $11.9 billion of the net proceeds to redeem 132,989,608 shares of class B common stock and 144,217,005 shares of class C (series I) common stock, assuming no exercise of the underwriters’ option to purchase additional shares.

We will use the balance of the net proceeds for general corporate purposes, which may include funding the $1.146 billion aggregate redemption price for all of the class C (series II) common stock, which we intend to redeem in 2008, and the $1.4 billion aggregate redemption price for 31,853,182 shares of class C (series III) common stock, which we will be required to redeem in October 2008 in accordance with our amended and restated certificate of incorporation.

In the event the underwriters exercise all or a portion of their option to purchase an additional 40,600,000 shares of class A common stock, we intend to redeem additional shares of class B common stock and class C (series I) common stock following such exercise, in which case we would also redeem additional shares of class C (series III) common stock in October 2008. The number of shares of class B common stock, class C (series I) common stock and class C (series III) common stock that would be redeemed would depend upon the number of additional shares of class A common stock issued pursuant to any such exercise, and would be proportional to the number of shares of the applicable class being redeemed in the absence of any such exercise.

Sale and transfer restrictions on class B and class C common stock	The class B common stock is not transferable until the later of the third anniversary of the closing of this offering and the date on which all of the covered litigation has been finally resolved, which we refer to as the escrow termination date, although our board of directors may make exceptions to this transfer restriction after resolution of all covered litigation.

The class C common stock is not transferable until the third anniversary of the closing of this offering, although our board of directors may make exceptions to this transfer restriction.

These transfer restrictions are subject to limited exceptions, including transfers to another holder of the same class of each respective security.

Conversion of class B and class C common stock	After termination of the restrictions on transfer described above, the class B or class C common stock will be convertible into class A common stock if transferred to a person that was not, immediately after the reorganization, a Visa member. Upon such transfer, each share will automatically convert into a number of shares of class A common stock based upon the applicable conversion rate in effect at the time of such transfer. In the event that class B or class C common stock is transferred and converts into class A common stock, it will have the effect of diluting the voting power of our existing holders of class A common stock.

After giving effect to the application of the proceeds of this offering, the conversion rate applicable to each share of class B common stock will be 0.74 shares of class A common stock per share of class B common stock and the conversion rate applicable to each share of class C common stock will be one-to-one, in each case subject to adjustments for stock splits, stock dividends, recapitalizations and similar transactions. In the event the underwriters exercise in full their option to purchase additional shares of class A common stock, the applicable conversion rate for each share of class B common stock would adjust to 0.71 shares of class A common stock per share of class B common stock. In connection with our retrospective responsibility plan, the conversion rate applicable to our class B common stock may be subject to further dilutive adjustments to the extent of any future issuances of class A common stock to increase the size of the escrow account, which we refer to as loss shares. If, following the escrow termination date, any funds remain in the escrow account, such funds will be released back to us and the conversion rate of the class B common stock will be adjusted so that each share of class B common stock then outstanding becomes convertible into an increased number of shares of class A common stock, which in turn will result in dilution of the interest in Visa Inc. held by the holders of class A common stock. The amount of such dilution will depend on the amount, if any, of the funds released from the escrow account and the market price of our class A common stock at the time such funds are released. See “Description of Capital Stock—Conversion.”

Retrospective responsibility plan; adjustment of conversion rate of class B common stock

Our retrospective responsibility plan is designed to address potential liabilities arising from the covered litigation. We developed our capital structure to implement a key principle of the retrospective responsibility plan, which is that liability for the covered litigation would remain with the members of Visa U.S.A. Pursuant to the retrospective responsibility plan, following the closing of this offering we will establish the escrow account referred to above from which settlements of, or judgments in, the covered litigation will be payable. The class B common stock that is retained by Visa U.S.A. members and not redeemed out of the net proceeds of this offering will be diluted to the extent of the initial amount of the escrow account through an adjustment to the conversion rate. As a result, after giving effect to the application of the proceeds of this offering the conversion rate applicable to each share of class B common stock will be 0.74 shares of class A common stock per share of class B common stock. After the closing of this offering, we may conduct additional sales of loss shares in the form of class A common stock in order to increase the size of the escrow account under certain circumstances, in which case the conversion rate of the class B common stock will be subject to additional dilutive adjustments to the extent of the proceeds from those sales. See “Business—Retrospective Responsibility Plan” and “Description of Capital Stock—Conversion.”

Underwriter lock-up agreements	We, and our officers and directors, have agreed that we and they will not, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for our common stock for a period of 180 days after the date of this prospectus.

In addition, we have agreed that our board of directors will not waive any of the transfer restrictions described under “—Sale and transfer restrictions on class B and class C common stock” during such 180-day period.

Voting rights	Each share of class A common stock will entitle its holder to one vote.

Holders of class B and class C common stock will not have voting rights, except in the case of certain extraordinary transactions and as may be required under Delaware law. In those cases, each share will entitle its holder to vote on an as-converted basis, which means that each holder will be entitled to a number of votes equal to the number of shares of class B or class C common stock held multiplied by the applicable conversion rate.

Dividend rights	Holders of class A, class B and class C common stock are entitled to share ratably in dividends or distributions paid on the common stock, on an as-converted basis in the case of class B and class C common stock.

Dividend policy	Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $0.42 per share of class A common stock (representing a quarterly rate initially equal to $0.105 per share)

commencing with the quarter ended June 30, 2008. Our class B and class C common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board deems relevant.

Risk factors	See “Risk Factors” beginning on page 18 of this prospectus for a discussion of risks you should carefully consider before deciding to invest in the class A common stock.

New York Stock Exchange Symbol	“V”

The class A common stock outstanding after this offering excludes 59,000,000 shares reserved for issuance under our 2007 Equity Incentive Plan. This amount includes the following securities that we granted to our directors and employees immediately following the pricing of this offering: (1) options to purchase 8,971,783 shares with an exercise price equal to the initial public offering price, (2) 619,258 restricted stock units, and (3) 1,292,205 shares of restricted stock. Of these grants, our directors and officers will receive options to purchase 2,164,063 shares, 22,092 restricted stock units and 90,157 shares of restricted stock.

The number of options, restricted stock units and shares of restricted stock to be granted is calculated using the initial public offering price and, in the case of option grants, the Black-Scholes valuation model. See “Management—Compensation Discussion and Analysis—Executive Compensation Components—Long-Term Incentive Compensation—Visa Inc. 2007 Equity Incentive Compensation Plan.”

Except as otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional 40,600,000 shares.

SUMMARY

FINANCIAL AND OTHER DATA OF VISA INC.

In October 2007, we completed a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc. Prior to the three months ended December 31, 2007, there was no historical combined statement of operations of Visa Inc. because Visa Inc. did not have any operations prior to the reorganization. The pro forma statements of operations data set forth below for fiscal 2007 and for the three months ended December 31, 2006 give effect to the reorganization as if it had occurred on October 1, 2006. The pro forma statements of operations data set forth below for fiscal 2006 give effect to the reorganization as if it had occurred on October 1, 2005. These pro forma statements of operations data have been prepared in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations.” See Note 3 — The Reorganization to the audited consolidated balance sheet of Visa Inc. at October 1, 2007 and Note 3 to the consolidated financial statements of Visa Inc. at and for the three months ended December 31, 2007 and 2006 included elsewhere in this prospectus.

The pro forma and other data set forth below should be read in conjunction with the information under “Management’s Discussion and Analysis of Historical and Pro Forma Financial Condition and Results of Operations of Visa Inc.,” the consolidated financial statements of Visa Inc., Visa U.S.A. and Visa International, and “Unaudited Pro Forma Condensed Combined Statement of Operations,” included elsewhere in this prospectus.

	Actual Visa Inc.	Pro Forma Visa Inc.
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Fiscal Year
			2007	2006
	(unaudited)		(unaudited)
	(in millions, except percentages)
Statements of Operations Data:
Operating revenues:
Service fees(1)	$732	$577	$2,582	$2,060
Data processing fees	492	377	1,659	1,411
Volume and support incentives	(250)	(136)	(714)	(890)
International transaction fees	381	247	1,193	911
Other revenues	133	108	473	410

Total operating revenues	$1,488	$1,173	$5,193	$3,902
Operating expenses:
Personnel	283	273	1,159	1,009
Network, EDP and communications	133	118	517	475
Advertising, marketing, and promotion	210	205	1,075	864
Professional and consulting fees	98	101	552	418
Administrative and other	78	81	353	410
Litigation provision(2)	—	2	2,653	23

Total operating expenses	$802	$780	$6,309	$3,199

Operating income (loss)	686	393	(1,116)	703
Other (expense) income:
Interest expense	(45)	(23)	(97)	(104)
Investment income, net	41	40	197	136
Other, net	1	—	8	—

Total other (expense) income	(3)	17	108	32
Income (loss) before income taxes	683	410	(1,008)	735
Income tax (benefit) expense(3)	259	161	(147)	282

Net (loss) income	$424	$249	$(861)	$453

Other Financial Data:
Depreciation and amortization	$62	$55	$228	$228

(1)	Service fees in a given quarter are assessed based on payments volume in the prior quarter. Payments volume data for the 12-month period ending June 30 is used as the basis for recording service fees for the fiscal year ending September 30. See “—Statistical Data” in the table below.
(2)	In November 2007, Visa U.S.A. settled the American Express litigation matter for total maximum payments of approximately $2.1 billion, as described in Note 20 — Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements included elsewhere in this prospectus. The present value of this obligation of $1.9 billion was recorded in fiscal 2007.
(3)	The pro forma statements of operations data presented above do not reflect our loss of eligibility for a California special deduction. The State of California, where Visa U.S.A. and Visa International are headquartered, historically has not taxed a substantial portion of the reported income of these companies on the basis that both operate on a cooperative or mutual basis and therefore are eligible for a special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International were generally only subject to California taxation on interest and investment income. Therefore, the majority of each company’s income has not historically been taxed in California. As a result of this offering and consequent ownership by parties other than our financial institution customers, we will no longer be eligible to claim the special deduction. Had ineligibility for the special deduction been reflected at the beginning of each period presented in our actual and pro forma condensed combined statements of operations, our income tax benefit would decrease and net loss would increase by approximately $31 million in fiscal 2007 and our income tax expense would increase and net income would decrease by approximately $10 million for the three months ended December 31, 2007. Income tax expense would increase and net income would decrease by approximately $16 million in fiscal 2006 and approximately $9 million for the three months ended December 31, 2006.

	Pro Forma Visa Inc.
	Three Months Ended September 30,		Twelve Months Ended June 30,
	2007	2006	2007	2006
	(unaudited)
	(in millions, except percentages)
Statistical Data:(1)
Payments volume(2)
Credit	346,948	301,154	$1,257,948	$1,122,905
Year-over-year change	15%	12%	12%	13%
Debit	198,725	170,851	730,070	643,450
Year-over-year change	16%	15%	13%	24%
Commercial and other	77,380	66,025	277,919	231,095
Year-over-year change	17%	22%	20%	23%
Total payments volume	623,053	538,030	2,265,937	1,997,450
Year-over-year change	16%	14%	13%	18%
Cash volume(3)	349,082	283,112	1,216,257	1,000,520
Year-over-year change	23%	20%	22%	20%
Total volume(4)	972,136	821,142	3,482,194	2,997,970
Year-over-year change	18%	16%	16%	18%

	Actual Visa Inc.	Pro Forma Visa Inc.
	Three Months Ended December 31,	Three Months Ended December 31,	Fiscal Year
	2007	2006	2007	2006
	(unaudited)
	(in millions, except percentages)
Transactions processed(5)	9,094	8,018	32,720	29,202
Year-over-year change	13%	NA	12%	NA

(1)	The statistical data in this table, which we consider to be important measures of the scale of our business, are based on quarterly operating certificates from Visa’s customers and are unaudited.
(2)	Payments volume is the total monetary value of transactions for goods and services purchased with cards bearing our brands.
(3)	Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks.
(4)	Total volume is the sum of payments volume and cash volume.
(5)	Transactions processed represent transactions involving Visa-branded cards processed on our VisaNet processing system.

The balance sheet data set forth below is derived from our unaudited consolidated balance sheet at December 31, 2007 and our audited consolidated balance sheet at October 1, 2007, each included elsewhere in this prospectus. Amounts in the “as adjusted” column give effect to this offering, including the application of the net proceeds of the offering, as if it occurred on December 31, 2007.

	Visa Inc.
	At October 1, 2007	At December 31, 2007
	Actual	Actual	As Adjusted
	(unaudited)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$1,278	$1,698	$4,206
Restricted cash	—	—	3,000
Total investment securities, available-for-sale.	1,585	1,109	1,109
Intangible assets and goodwill	20,022	19,938	19,938
Total assets	27,069	27,742	33,250
Total debt	124	115	115
Total accrued litigation obligation	3,682	3,720	3,720
Total liabilities	10,784	11,026	12,388	(1)
Temporary equity	—	—	1,115	(2)
Total stockholders’ equity	16,286	16,716	19,747

(1)	Includes our obligation to redeem 31,853,182 shares of class C (series III) common stock in October 2008.

(2)	Includes the fair value of the shares of class C (series II) common stock that we intend to redeem in October 2008 for an aggregate redemption price of $1.146 billion (subject to reduction for dividends and other adjustments).

Presentation of Earnings Per Share Subsequent to this Offering

For periods subsequent to the completion of this offering, we will present earnings per share using the two-class method under the guidelines of Statement of Financial Accounting Standards, or SFAS No. 128 “Earnings Per Share” to reflect the different rights of our outstanding shares. In order to assist in understanding this presentation, we have provided an illustrative example under “—Illustrative Example of the Calculation of Earnings Per Share” below.

The following table sets forth, on a pro forma basis, (i) the number of shares of common stock that would be used in the calculation of earnings per share under the guidelines of SFAS No. 128 following the reorganization and this offering and (ii) the number of shares of class A common stock issuable upon conversion of the class B common stock and class C common stock:

Class of Common Stock	Pro Forma Shares Outstanding Upon Reorganization and Offering(4)	Pro Forma Class A Common Stock Outstanding or Issuable Upon Conversion of the Class B and Class C Common Stock(5)
Class A(1)	406,000,000	406,000,000
Class B	267,262,264	197,116,361
Class C (series I, III and IV)(2)	170,853,436	170,853,436
Class C (series II)(3)	79,748,857	—

Total	923,864,557	773,969,797

(1)	Amount excludes 1,292,205 shares of restricted stock and 619,258 restricted stock units that we granted immediately following the pricing of this offering to certain of our directors and employees.

(2)	This amount does not include 31,853,182 shares of class C (series III) common stock reclassified as a liability upon the closing of this offering. This amount is not included in the weighted-average of shares outstanding used in the calculation of earnings per share under the guidelines of SFAS No. 128. These shares of class C (series III) common stock are not convertible into class A common stock upon completion of this offering. See Note 3—Visa Europe Transaction to the “Unaudited Pro Forma Condensed Combined Statement of Operations.”

(3)	Class C (series II) common stock is not convertible into class A common stock upon completion of this offering.

(4)	These amounts reflect the application of $11.9 billion of the proceeds of this offering to redeem 132,989,608 shares of class B common stock and 144,217,005 shares of class C common stock, at a price of $42.77 per share (the initial public offering price of our class A common stock, less underwriting discounts and commissions).

(5)	The conversion rate applicable to any conversion of our class C common stock into class A common stock will be one-to-one, subject to adjustment for stock splits, recapitalizations and similar transactions. Based on the deposit of $3.0 billion into the escrow account, the conversion rate applicable to the class B common stock into class A common stock immediately following this offering will be 0.74 shares of class A common stock per share of class B common stock. See “Business—Retrospective Responsibility Plan.”

Calculation of Earnings Per Share

Under the guidelines of SFAS No. 128, the total weighted average number of shares outstanding for the period is used in the calculation of basic earnings per share presented for each class and series of common stock. The total weighted average number of shares for the period used in the calculation of fully diluted earnings per share also includes all potentially dilutive shares applicable to each class and series of common stock. In the calculation of diluted earnings per share applicable to class A common stock, potentially dilutive shares will include the number of shares of class A common stock issuable upon conversion of the class B and class C common stock based on the conversion rate in effect for the period.

For periods subsequent to the completion of this offering, net income available to each class and series of common stock in the calculation of earnings per share will be as follows:

Class A and class C (series I, III and IV)—Income available to these shares is reduced by the amount of accretion recorded on the class C (series II) common stock (as described below) and the income attributable to the class C (series III) shares held by Visa Europe that are subject to redemption (the “class C series III redemption shares”) in the period presented.

Class B—Income available to these shares is reduced by the amount of accretion recorded on the class C (series II) common stock (as described below) and the income attributable to the class C (series III) redemption shares in the period presented. The class B common stock participates in the remaining income available to common stockholders on an as-converted basis.

Class C (series II) common stock—Income available to these shares is limited to the accretion recorded through retained earnings on this common stock in the period presented.

For the class A common stock diluted earnings per share calculation, net income available to class A common stock will include the allocated class C (series I, III and IV) common stock and class B common stock earnings described above.

Illustrative Example of the Calculation of Earnings Per Share

Based on the pro forma and pro forma as converted number of shares of common stock, as detailed in the table above, and our actual unaudited results of operations for the quarter ended December 31, 2007, pro forma earnings per share for the quarter ended December 31, 2007, assuming that the reorganization and this offering had occurred at the beginning of the period, is calculated as follows:

(in millions except per share data)
Net income for the quarter ended December 31, 2007	$424
Less: Accretion of class C (series II) common stock(1)	(11)
Less: Amount allocated to participating class C (series III) redemption shares held by Visa
Europe(2)	(16)

Total pro forma net income available to common stockholders	397

Pro forma net income available to common stockholders:
Class A and class C (series I, III and IV) common stock . .	296
Class B common stock . .	101
Class C (series II) common stock(3) . .	—
Pro forma basic earnings per share—two-class method:
Class A and class C (series I, III and IV) common stock	0.51
Class B common stock	0.38
Class C (series II) common stock(3)	0.13
Pro forma diluted earnings per share—two-class method:(4)
Class A common stock(5)	0.51
Class B common stock	0.38
Class C (series I, III and IV) common stock	0.51
Class C (series II) common stock	0.13

(1)	Upon the closing of this offering, we intend to classify all class C (series II) common stock at its then fair value as temporary or mezzanine level equity in our consolidated balance sheet. Additionally, over the period from the closing of this offering to on or about October 10, 2008, we will accrete this stock to its redemption price through our retained earnings. We estimate that the total amount of accretion will be approximately $42 million, which represents the difference between its initial fair value and its redemption price assuming no dividends or other applicable adjustments. The amount reflected above represents one quarter of the total anticipated accretion expected to be recognized.

(2)	Upon the closing of this offering, we intend to classify the class C (series III) redemption shares as a liability, at their redemption value, on our consolidated balance sheet. From the date of reclassification, these shares will be excluded from the weighted average number of shares outstanding in the calculation of basic and diluted earnings per share. However, until redeemed, the class C (series III) redemption shares will continue to share ratably in any dividends or distributions paid on our common stock. Therefore, in the calculation of basic and diluted earnings per share, the class C (series III) redemption shares will be treated as participating in the allocation of net income and will proportionately reduce net income available to all remaining common stockholders.

(3)	The aggregate redemption price of the class C (series II) common stock is reduced by the aggregate amount of any dividends and other distributions declared and paid. Therefore, for the purposes of calculating pro forma earnings per share, under SFAS No. 128, class C (series II) common stockholders are deemed not to participate in any distribution of pro forma net income available to other common stockholders.

(4)	Amount excludes 1,292,205 shares of restricted stock and 619,258 restricted stock units that we granted immediately following the pricing of this offering to certain of our directors and employees.

(5)	Pro forma diluted earnings per share applicable to class A common stock is calculated by dividing total pro forma net income available to common stockholders by 773,969,797, the total number of class A common stock outstanding upon conversion of the class B and C common stock based on the conversion ratio in effect for the period.

Had all outstanding class C (series II) common stock and class C (series III) redemption shares been redeemed on October 1, 2007, the beginning of the period, pro forma earnings per share would have been $0.55 per share of class A and class C (series I, III and IV) common stock and $0.40 per share of class B common stock for the quarter ended December 31, 2007.

RISK FACTORS

An investment in our class A common stock involves a high degree of risk. You should carefully consider each of the following risk factors and all other information set forth in this prospectus before investing in our class A common stock. Any of the following risks, if realized, could materially and adversely affect our revenues, operating results, profitability, financial condition, prospects for future growth and overall business. In that case, the trading price of our class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Legal and Regulatory Risks

Interchange fees are subject to significant legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenues, our prospects for future growth and our overall business.

Interchange represents a transfer of value between the financial institutions participating in an open-loop payments network such as ours. On purchase transactions, interchange fees are typically paid to issuers, which are the financial institutions that issue Visa cards to cardholders, by acquirers, which are the financial institutions that offer Visa network connectivity and payments acceptance services to merchants, in connection with transactions initiated with cards in our payments system. We set default interchange rates in the United States and other regions. In certain jurisdictions, interchange rates are subject to government regulation. Although we administer the collection and remittance of interchange fees through the settlement process, we generally do not receive any portion of the interchange fees. Interchange fees are often the largest component of the costs that acquirers charge merchants in connection with the acceptance of payment cards. We believe that interchange fees are an important driver of system volume.

As the volume of card-based payments has increased in recent years, interchange fees, including our default interchange rates, have become subject to increased regulatory scrutiny worldwide. We believe that regulators are increasingly adopting a similar approach to interchange fees, and, as a result, developments in any one jurisdiction may influence regulatory approaches in other jurisdictions.

Interchange fees have been the topic of recent committee hearings in the U.S. House of Representatives and the U.S. Senate, as well as conferences held by a number of U.S. Federal Reserve Banks. In addition, the U.S. House of Representatives has passed a bill that would commission a study by the Federal Trade Commission of the role of interchange fees in alleged price gouging at gas stations. Individual state legislatures in the United States are also reviewing interchange fees, and legislators in a number of states have proposed bills that purport to limit interchange fees or merchant discount rates or to prohibit their application to portions of a transaction. In addition, the Merchants Payments Coalition, a coalition of trade associations representing businesses that accept credit and debit cards, is mounting a challenge to interchange fees in the United States by seeking legislative and regulatory intervention.

Interchange fees and related practices also have been or are being reviewed by regulatory authorities and/or central banks in a number of other jurisdictions, including the European Union, Australia, Brazil, Colombia, Germany, Honduras, Hungary, Mexico, New Zealand, Norway, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sweden, Switzerland and the United Kingdom. For example:

•

The Reserve Bank of Australia has made regulations under legislation enacted to give it powers over payments systems. A regulation controls the costs that can be considered in setting interchange fees for Visa credit and debit cards, but does not regulate the merchant discount charged by any payment system, including competing closed-loop payments systems.

•

New Zealand’s competition regulator, the Commerce Commission, filed a civil claim alleging that, among other things, the fixing of default interchange rates by Cards NZ Limited, Visa International, MasterCard and certain Visa International member financial institutions contravenes the New Zealand

Commerce Act. A group of New Zealand retailers filed a nearly identical claim against the same parties before the same tribunal. Both the Commerce Commission and the retailers seek declaratory, injunctive and monetary relief.

•

In March 2006, Banco de México, the central bank of Mexico, reached an agreement with the Mexican Banks Association to implement a new, value-based interchange methodology. As part of Banco de México’s transparency policies, details of the new interchange rates have been publicly disclosed and are available on Banco de México’s web site.

•

In December 2007, the European Commission adopted a decision that MasterCard’s multilateral interchange fees for cross-border payment transactions within the European Economic Area violated European Community Treaty rules on restrictive business practices and must be withdrawn within six months.

Regulatory actions such as these, even if not directed at us or if affecting a geographic region in which we do not operate, may nonetheless increase regulatory scrutiny of interchange fees. If we cannot successfully defend our ability to set default interchange rates to maximize system volume, our payments system may become unattractive to issuers and/or acquirers. This result could reduce the number of financial institutions willing to participate in our open-loop multi-party payments system, lower overall transaction volumes and/or make closed-loop payments systems or other forms of payment more attractive. Issuers could also begin to charge higher fees to consumers, thereby making our card programs less desirable and reducing our transaction volumes and profitability. Acquirers could elect to charge higher merchant discount rates to merchants, regardless of the level of Visa interchange, leading merchants not to accept cards for payment or to steer Visa cardholders to alternate payment systems. In addition, issuers or acquirers could attempt to decrease the expense of their card programs by seeking incentives from us or a reduction in the fees that we charge. Any of the foregoing could have a material adverse impact on our revenues, operating results, prospects for future growth and overall business.

A finding of liability in the interchange litigation may result in substantial damages.

Since 2005, approximately 50 class action and individual complaints have been filed on behalf of merchants against Visa U.S.A., Visa International, MasterCard and other defendants, including certain Visa U.S.A. member financial institutions, which we refer to as the interchange litigation. Among other antitrust allegations, the plaintiffs allege that Visa U.S.A.’s and Visa International’s setting of default interchange rates violated federal and state antitrust laws. The lawsuits have been transferred to a multidistrict litigation in the U.S. District Court for the Eastern District of New York. The class action complaints have been consolidated into a single amended class action complaint and the individual complaints are also being consolidated in the same multidistrict litigation. A similar case, filed in 2004, is on appeal by plaintiffs after having been dismissed with prejudice, and has not been transferred to the multidistrict litigation.

The plaintiffs in the interchange litigation seek damages for alleged overcharges in merchant discount fees, as well as injunctive and other relief. The plaintiffs have not yet quantified the damages they seek, although several of the complaints allege that the plaintiffs expect that damages will range in the tens of billions of dollars. Because these lawsuits were brought under the U.S. federal antitrust laws, any actual damages will be trebled and Visa U.S.A. and/or Visa International may be subject to joint and several liability among the defendants if liability is established, which could significantly magnify the effect of any adverse judgment. The interchange litigation is part of the covered litigation, which our retrospective responsibility plan is intended to address; however, the retrospective responsibility plan may not adequately insulate us from the impact of settlements of, or judgments in, the interchange litigation. Failure to successfully defend or settle the interchange litigation would result in liability that to the extent not covered by our retrospective responsibility plan could have a material adverse effect on our results of operations, financial condition and cash flows, or, in certain circumstances, even cause us to become insolvent. In addition, even if our direct financial exposure were covered by our retrospective responsibility plan, settlements or judgments involving the multidistrict litigation could include restrictions on our ability to conduct business, which could increase our cost of doing business and limit our prospects for future growth. See “Business—Retrospective Responsibility Plan—Covered Litigation—The Interchange Litigation.”

A finding of liability in the Discover litigation may result in substantial damages.

In 1998, the U.S. Department of Justice filed suit against Visa U.S.A., Visa International and MasterCard International in the U.S. District Court for the Southern District of New York. The suit alleged, among other things, that Visa U.S.A. restrained competition by prohibiting its member financial institutions from issuing certain payment cards that compete with Visa-branded cards (such as American Express or Discover), which we refer to as competing payment cards. The district court held that the prohibition constituted an unlawful restraint of trade under the U.S. federal antitrust laws, and this decision was affirmed by the Second Circuit Court of Appeals. In 2004, the U.S. Supreme Court denied our petition for certiorari, thereby exhausting all avenues for further appeal in this case. As a result of this judgment, the Visa U.S.A. bylaw that provided for the prohibition became unenforceable in October 2004 and was subsequently repealed.

Discover filed suit against Visa U.S.A., Visa International and MasterCard International, alleging that prohibiting member financial institutions from issuing competing payment cards caused it injury under the U.S. federal antitrust laws. Discover has requested that the district court give collateral estoppel effect to the court’s findings in the judgment of the 1998 Department of Justice litigation. Although the district court denied that request when made at the outset of the litigation, the district court indicated it would entertain a motion by Discover for collateral estoppel at a later time. If the court were to give collateral estoppel effect to one or more issues, significant elements of Discover’s claims would be established, making it more likely that Visa U.S.A. and Visa International could be found liable and that Discover would be awarded damages. Even if the court declines to give collateral estoppel effect to any of these issues, Discover may nevertheless be successful in establishing these issues in subsequent proceedings. On July 24, 2007, Discover served an expert report purporting to demonstrate that it had incurred substantial damages. Because this lawsuit was brought under the U.S. federal antitrust laws, any actual damages will be trebled and Visa U.S.A. and Visa International may be subject to joint and several liability among the defendants if liability is established, which could significantly magnify the effect of any adverse judgment.

American Express filed a suit similar to the Discover litigation against Visa U.S.A., Visa International and certain Visa U.S.A. member financial institutions. The American Express lawsuit is part of the covered litigation, which our retrospective responsibility plan is intended to address. We, Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. The settlement agreement in the American Express litigation will be funded through our retrospective responsibility plan.

The Discover lawsuit is also part of the covered litigation. The retrospective responsibility plan may not adequately insulate us from the impacts of settlements of, or judgments in, the Discover lawsuit. Failure to successfully defend against or settle these lawsuits would result in liability that to the extent not covered by our retrospective responsibility plan could have a material adverse effect on our results of operations, financial condition and cash flows, or, in certain circumstances, even cause us to become insolvent. See “Business—Retrospective Responsibility Plan—Covered Litigation.”

Our retrospective responsibility plan may not adequately insulate us from the impact of settlements and judgments in the covered litigation and will not insulate us from other pending or future litigation.

Our retrospective responsibility plan is intended to address monetary liabilities from settlements of, or final judgments in, the litigation described under the heading “Business—Retrospective Responsibility Plan—Covered Litigation.” The retrospective responsibility plan consists of several related mechanisms to fund settlements of, or judgments in, the covered litigation, including an escrow account funded with a portion of the net proceeds of our initial public offering and potential follow-on offerings of our common stock, a loss sharing agreement, a judgment sharing agreement and the indemnification obligation of Visa U.S.A. members pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements. These mechanisms are unique and complex. If we are prevented from using one or more of these mechanisms under our retrospective responsibility plan, we could have difficulty funding the payment of a settlement or final judgment against us in a covered litigation, which could have a material adverse effect on our results of operations, financial condition and cash flows, or, in certain circumstances, even cause us to become insolvent.

The retrospective responsibility plan does not address litigation other than the covered litigation that we currently face, including state court litigation relating to interchange, and will not cover litigation that we may face in the future, except for cases that include claims for damages relating to the period prior to our initial public offering that are transferred for pre-trial proceedings or otherwise included in the interchange litigation. In addition, our retrospective responsibility plan is designed to cover only the potential monetary liability from settlements of, or judgments in, the covered litigation. Settlements and judgments in covered litigation may require us to modify the way we do business in the future, which could adversely affect our revenues, increase our expenses and/or limit our prospects for growth. Therefore, even if our retrospective responsibility plan adequately safeguards us from the monetary impact of settlements of, or judgments in, the covered litigation, it may not be sufficient to insulate us from all potential adverse consequences of settlements of, or judgments in, the covered litigation.

If the settlements of Visa U.S.A.’s and Visa International’s currency conversion cases are not ultimately approved and we are unsuccessful in any of the various lawsuits relating to Visa U.S.A.’s and Visa International’s currency conversion practices, our business may be materially and adversely affected.

Visa U.S.A. and Visa International are defendants in several state and federal lawsuits alleging that their currency conversion practices are or were deceptive, anti-competitive or otherwise unlawful. In particular, a trial judge in California found that the former currency conversion practices of Visa U.S.A. and Visa International were deceptive under California state law, and ordered Visa U.S.A. and Visa International to require their members to disclose the currency conversion process to cardholders in cardholder agreements, applications, solicitations and monthly billing statements. The judge also ordered unspecified restitution to credit card holders. The decision was reversed on appeal on the ground that the plaintiff lacked standing to pursue his claims. After the trial court’s decision, several putative class actions were filed in California state courts challenging Visa U.S.A.’s and Visa International’s currency conversion practices for credit and debit cards. A number of putative class actions relating to Visa U.S.A.’s and Visa International’s former currency conversion practices were also filed in federal court. The federal actions have been coordinated or consolidated in the U.S. District Court for the Southern District of New York. The consolidated complaint alleges that the former currency conversion practices of Visa U.S.A. and Visa International violated federal antitrust laws.

On July 20, 2006 and September 14, 2006, Visa U.S.A. and Visa International entered into agreements settling or otherwise disposing of the federal and state actions and related matters. Pursuant to the settlement agreements, Visa U.S.A. paid approximately $100 million as part of the defendants’ settlement fund for the federal actions and will pay approximately $20 million to fund settlement of the California cases. The federal court has granted preliminary approval of the settlement agreements, but the settlement is subject to final approval by the court and resolution of all appeals. If final approval of the settlement agreements is not granted, all of the agreements resolving the federal and state actions will terminate. If that occurs, and we are unsuccessful in defending against some or all of these lawsuits, we may have to pay restitution and/or damages, and may be required to modify our currency conversion practices. The potential amount of damages and/or restitution could be substantial. In addition, although Visa U.S.A. and Visa International have substantially changed the practices that were at issue in these litigations, if the courts require further changes to our currency conversion and cross-border transaction practices, it could materially and adversely affect our business. See “Business—Other Legal and Regulatory Proceedings—Currency Conversion Litigation.”

If Visa U.S.A. or Visa International is found liable in certain other lawsuits that have been brought against them or if we are found liable in other litigation to which we may become subject in the future, we may be forced to pay substantial damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our financial condition, revenues and profitability.

In recent years, numerous civil actions and investigations have been filed or initiated against Visa U.S.A. and Visa International alleging or seeking information as to violations of various competition, antitrust, consumer protection and other laws. These actions and investigations have been filed or initiated by a variety of different parties, including the U.S. Department of Justice, state attorneys general, merchants, consumers, competing card-issuing companies and other plaintiffs. Examples of such claims, which are described more fully under “Business—Other Legal and Regulatory Proceedings,” include the following:

•

various state court actions based on a federal merchant class action lawsuit that Visa U.S.A. settled in 2003, alleging unlawful “tying” of credit and debit card services, attempted monopolization and other state law competition claims;

•	a claim of patent infringement, misrepresentation, breach of contract and antitrust violations against Visa International relating to a license agreement for smart card technology;

•

two state unfair competition law claims, one against Visa U.S.A. and Visa International based in part on Visa U.S.A.’s past practice of prohibiting member financial institutions from issuing certain competing payment cards, and another against Visa U.S.A. and Visa International alleging failure to inform cardholders of a security breach in a timely manner;

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a promissory estoppel and misrepresentation claim against Visa U.S.A. and Visa International regarding deferment of a deadline for laboratory certification of ATM devices meeting heightened data encryption standards;

•	a trademark infringement claim against Visa International in Venezuela in connection with the Visa Vale product;

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a civil investigative demand to Visa U.S.A. from the Office of the Attorney General for the District of Columbia, in coordination with the Attorneys General of New York and Ohio, seeking information regarding practices related to PIN debit cards;

•	a patent infringement claim against Visa U.S.A. regarding prepaid card products;

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two civil investigative demands issued by the Antitrust Division of the U.S. Department of Justice to Visa U.S.A., one concerning PIN debit and Visa U.S.A.’s No Signature Required Program, and the other regarding Visa U.S.A.’s agreements with financial institutions that issue Visa debit cards, respectively; and

•	a putative class action against Visa U.S.A. claiming unjust enrichment and/or intentional misrepresentation in connection with alleged fees assessed on the state tax portion of a sales transaction.

Private plaintiffs often seek class action certification in cases against us, particularly in cases involving merchants and consumers, due to the size and scope of our business and the large number of parties that are involved in our payment system. Although our retrospective responsibility plan is intended to address potential monetary liabilities arising from the specific litigation described under “Business—Retrospective Responsibility Plan—Covered Litigation,” the plan does not cover other litigation that we currently face, and will not cover litigation, including state court litigation, that we may face in the future, except for cases that include claims for damages relating to the period prior to our initial public offering that are transferred for pre-trial proceedings or otherwise included in the interchange litigation. We cannot predict whether or to what extent we will be subject to litigation liability that is not covered by our retrospective responsibility plan. If we are unsuccessful in our defense against any of the proceedings described above or in any future proceedings, we may be forced to pay substantial damages and/or change our business practices or our pricing structure, any of which could have a material adverse effect on our revenues, operating results, prospects for future growth and overall business.

We have received, and we may in the future receive, notices or inquiries from other companies suggesting that we may be infringing a pre-existing patent or that we need to license use of their patents to avoid infringement. Such notices may, among other things, threaten litigation against us. Holders of patents may pursue claims against us in the future if they believe their patents are being infringed by our product or service offerings. Based on our experience with such claims to date, we do not believe that any such claims would prevent us from continuing to operate our payments system or market any of our significant core products and services in substantially the same or equivalent manner as we have to date.

Limitations on our business and other penalties resulting from litigation or litigation settlements may materially and adversely affect our revenues and profitability.

Certain limitations have been placed on our business in recent years as a result of litigation and litigation settlements. For example, as a result of the June 2003 settlement of a U.S. merchant lawsuit against Visa U.S.A., merchants are able to reject Visa consumer debit cards in the United States while still accepting other Visa-branded cards, and vice versa. In addition, following the final judgment entered in the litigation the U.S. Department of Justice, or DOJ, brought against Visa U.S.A. and Visa International in 1998, as of October 2004, members of Visa U.S.A. may issue certain competing payment cards. Since this final judgment, several members of Visa U.S.A. have begun to issue, or have announced that they will issue, American Express or Discover-branded cards. See “Business—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Case and Related Litigation.”

In addition, pursuant to a court order, certain Visa U.S.A. debit issuers may be able to terminate some parts of their agreements with us. Visa U.S.A.’s bylaws provided that a settlement service fee was to be paid by certain Visa U.S.A. members that shifted a substantial portion of their offline debit card volume to another debit brand unless that shift was to the American Express or Discover brands. In June 2007, a federal court ruled that the settlement service fee violated the final judgment entered in the case the DOJ brought against Visa U.S.A., Visa International and MasterCard in 1998. See “Business—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Case and Related Litigation.” As a remedy, the court ordered Visa U.S.A. to repeal the settlement service fee bylaw. Further, any Visa U.S.A. debit issuer subject to the settlement service fee prior to its repeal that entered into an agreement with Visa U.S.A. that includes offline debit issuance on or after June 20, 2003 is now permitted to terminate that agreement, provided that the issuer has entered into an agreement to issue MasterCard-branded debit cards and has repaid to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement. The settlement service fee bylaw was rescinded as of the effective date of the order, but Visa U.S.A. has appealed other aspects of the court’s decision, including the contract termination portion of the court’s remedy. See “Business—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Case and Related Litigation.”

The developments discussed above and any future limitations on our business resulting from settlements of, or judgments in, pending or potential litigation could limit the fees we charge and reduce our payments volume, which could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

If we are partially or wholly unable to realize the benefit of our deferred tax assets related to our litigation expenses incurred in connection with the covered litigation, our financial results and cash flows may be materially and adversely affected.

Our December 31, 2007 balance sheet reflects accrued litigation of $3.7 billion, including the settlement of the American Express litigation and management’s liability estimate under the guidelines of SFAS No. 5 related to the Discover litigation and other matters. For tax purposes, the deduction related to these matters is deferred until the payments are made and thus the company established a deferred tax asset of $787 million related to these payments, which is net of a reserve to reflect our best estimate of the amount of the benefit to be realized. Although we believe that the estimates and judgments we made in establishing our deferred tax asset and related reserves are reasonable, some or all of these judgments are subject to review by the taxing authorities. If one or more of the taxing authorities were to successfully challenge our right to realize some or all of the tax benefit we have recorded and we were unable to realize this benefit, it could have a material and adverse effect on our financial results and cash flows.

The payments industry is the subject of increasing global regulatory focus, which may result in costly new compliance burdens being imposed on us and our customers and lead to increased costs and decreased payments volume and revenues.

We and our customers are subject to regulations that affect the payments industry in many countries in which our cards are used. Regulation of the payments industry has increased significantly in recent years. Examples of such regulation include:

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Anti-money laundering regulation. Most jurisdictions in which we and our customers operate have implemented, amended or have pending anti-money laundering regulations, such as the U.S.A. PATRIOT Act, which requires the creation and implementation of comprehensive anti-money laundering programs.

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U.S. Treasury Office of Foreign Assets Control regulation. Visa U.S.A. and Visa International are subject to regulations imposed by the U.S. Treasury Office of Foreign Assets Control, or OFAC. OFAC restricts financial dealings with Cuba, Iran, Myanmar and Sudan, as well as financial dealings with certain restricted parties, such as identified money laundering fronts for terrorists or narcotics traffickers. While we prohibit financial institutions that are domiciled in those countries or are restricted parties from being Visa members, many Visa International members are non-U.S. financial institutions, and thus are not subject to OFAC restrictions. Accordingly, our payments system may be used for transactions in or involving countries or parties subject to OFAC-administered sanctions.

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Regulation of the Price of Credit. In recent years, legislation, regulations or other legal requirements affecting credit cards have been adopted in a number of the jurisdictions in which our cards are used. For example, in the United States, Congress and the federal banking agencies have increased their scrutiny of the disclosure and billing practices of credit card issuers. The Federal Reserve Board has proposed significant changes to Regulation Z, under the Federal Truth in Lending Act, which, if implemented, could have a significant affect on the advertising, disclosure and billing practices of card issuers. Proposed or other changes to the laws and or regulations affecting credit card operations and pricing could increase the costs of card issuance and/or decrease the flexibility of card issuers to charge interest rates and fees on credit card accounts. Any such unfavorable regulation of the practices of card issuers could result in a decrease in our payments volume and revenues.

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Regulation of Internet transactions. Many jurisdictions in which our customers and we operate are considering, or are expected to consider, legislation concerning Internet transactions, and in particular with regard to choice of law, the legality of certain e-commerce transactions, the collection of applicable taxes and copyright and trademark infringement. Such legislation may make it less desirable or more costly to complete Internet transactions using our cards.

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Safety and soundness regulation. In recent years, federal banking regulators in the United States have adopted a series of regulatory measures intended to require more conservative accounting, greater risk management and higher capital requirements for bank credit card activities, which may make becoming an issuer of our cards less attractive.

Increased regulatory focus in connection with the matters discussed above may increase our costs, which could materially and adversely affect our financial performance. Similarly, increased regulatory focus on our customers may cause a reduction in payments volume, which could materially adversely affect our revenues, operating results, prospects for future growth and overall business.

Existing and proposed regulation in the areas of consumer privacy and data use and security could decrease the number of payment cards issued, our payments volume and revenues.

We and our customers are subject to regulations related to privacy and data use and security in the jurisdictions in which we do business, and we could be adversely affected by these regulations. For example, in the United States, we and our customers are subject to the banking regulators’ information safeguard rules and the Federal Trade Commission’s rules under the Gramm-Leach-Bliley Act. The rules require that we and our customers develop, implement and maintain written, comprehensive information security programs containing safeguards that are appropriate to our size and complexity, the nature and scope of our activities, and the sensitivity of any customer information at issue.

In recent years, there has been heightened legislative and regulatory focus on data security, including requiring consumer notification in the event of a data breach. In the United States, a number of bills have been introduced in Congress and there have been several Congressional hearings to address these issues. Congress will likely consider data security/data breach legislation in 2008 that, if implemented, could affect our customers and us. In addition, a number of U.S. states have enacted security breach legislation requiring varying levels of consumer notification in the event of a security breach, and several other states are considering similar legislation.

Regulation of privacy, data use and security may materially increase our costs and our customers’ costs and may decrease the number of our cards that our customers issue, which could materially and adversely affect our profitability. Our failure, or the failure of our customers, to comply with the privacy and data use and security laws and regulations to which we are subject could result in fines, sanctions and damage to our global reputation and our brand.

Government actions may prevent us from competing effectively against providers of domestic payments services in certain countries, which could adversely affect our ability to maintain or increase our revenues.

Governments in certain countries have acted, or could act, to provide resources or protection to selected national payment card providers or national payment processing providers to support domestic competitors or to displace us from, prevent us from entering into, or substantially restrict us from participating in, particular geographies. For example, our members in China are not permitted to issue our cards for domestic use in China. Governments in certain other countries have considered similar restrictions from time to time. Our efforts to effect change in countries where our access to the domestic payments segment is limited may not be successful, which could adversely affect our ability to maintain or increase our revenues and extend our global brand.

If government regulators determine that we are a systemically important payments system, we may have to change our settlement procedures or other operations, which could make it more costly to operate our business and reduce our operational flexibility.

A number of international initiatives are underway to maintain financial stability by strengthening financial infrastructure. The Committee on Payment and Settlement Systems of the central banks of the Group of Ten countries has developed a set of core principles for “systemically important payment systems.” Government regulators in the United States or elsewhere may determine that we are a “systemically important payments system” and impose settlement risk management requirements on us, including new settlement procedures or other operational rules to address credit and operational risks or new criteria for member participation and merchant access to our payments system. Any of these developments could make it more costly to operate our business.

Our framework agreement with Visa Europe includes indemnity obligations that could expose us to significant liabilities.

Under our framework agreement with Visa Europe, we are required to indemnify Visa Europe for losses resulting from any claims in the United States or anywhere else outside of Visa Europe’s region arising from our or their activities that relate to our payments business or the payments business of Visa Europe. This obligation applies whether or not we or any of our related parties or agents participated in the actions that gave rise to such claims. Such an obligation could expose us to significant liabilities for activities over which we have little or no control. These liabilities would not be covered by our retrospective responsibility plan.

Business Risks

We face intense competitive pressure on customer pricing, which may materially and adversely affect our revenues and profitability.

We generate revenues from fees we charge our customers that are based on payments volume, transaction messages processed and various other services we provide. In order to increase payments volume, enter new market segments and expand our card base, we offer incentives to customers, such as up-front cash payments, fee discounts, credits, performance-based growth incentives, marketing support payments and other support, such as marketing consulting and market research studies. Over the past several years, we have increased our use of incentives such as up-front cash payments and fee discounts in many countries, including the United States. In order to stay competitive, we may have to continue to increase our use of incentives. Such pricing pressure may make the provision of certain products and services less profitable or unprofitable and materially and adversely affect our operating revenues and profitability. To the extent that we continue to increase incentives to our customers, we will need to further increase payments volume or the amount of services we provide in order to benefit incrementally from such arrangements and to increase revenues and profit, and we may not be successful in doing so. In addition, we enter into long-term contracts with certain customers, and continued pressure on fees could prevent us from entering into such agreements in the future on terms that we consider favorable or may require us to modify existing agreements in order to maintain relationships. Increased pricing pressure also enhances the importance of cost containment and productivity initiatives in areas other than those relating to customer incentives, and we may not succeed in these efforts.

Our operating results may suffer because of intense competition in the global payments industry.

The global payments industry is intensely competitive. Our payment programs compete against all forms of payment, including cash, checks and electronic transactions such as wire transfers and automated clearing house payments. In addition, our payment programs compete against the card-based payments systems of our competitors, such as MasterCard, American Express, Discover and private-label cards issued by merchants.

Some of our competitors may develop substantially greater financial and other resources than we have, may offer a wider range of programs and services than we offer, may use more effective advertising and marketing strategies to achieve broader brand recognition or merchant acceptance than we have or may develop better security solutions or more favorable pricing arrangements. Our competitors may also introduce more innovative programs and services than ours.

Certain of our competitors, including American Express, Discover, private-label card networks and certain alternative payments systems, operate closed-loop payments systems with direct connections to both merchants and consumers, without involving intermediaries. These competitors seek to derive competitive advantages from their business models. For example, operators of closed-loop payments systems tend to have greater control over consumer and merchant customer service than operators of open-loop multi-party payments systems such as ours, in which we must rely on our issuing and acquiring financial institution customers. In addition, these competitors have not attracted the same level of legal or regulatory scrutiny of their pricing and business practices as have operators of open-loop multi-party payments systems such as ours.

We also expect that there may be changes in the competitive landscape in the future, including:

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Competitors, customers and other industry participants may develop products that compete with or replace value-added services we currently provide to support our transaction processing. For example, in recent years some of our competitors and members have begun to compete with our currency conversion services by providing dynamic currency conversion services. Dynamic currency conversion is a service offered or facilitated by a merchant or processor that allows a cardholder to choose to have a transaction converted from the merchant’s currency into the cardholder’s billing currency at the point of sale in real-time, thereby bypassing our currency conversion processes. Dynamic currency conversion services could, if significant numbers of cardholders choose to use them, replace our own currency conversion processing services or could force us to change our pricing or practices for these services. If we process fewer transactions or are forced to change our pricing or practices for our currency conversion processing because of competing dynamic currency conversion services or otherwise, our revenues may be materially and adversely affected.

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Parties that process our transactions in certain countries may try to eliminate our position in the payments value chain. For example, merchants could process transactions directly with issuers, or processors could process transactions directly between issuers and acquirers.

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Participants in the payments industry may merge, create joint ventures or form other business combinations that may strengthen their existing business propositions or create new payment services that compete with our services.

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Competition from alternative types of payment services, such as online payment services and services that permit direct debit of consumer checking accounts or automatic clearing house, or ACH, payments, may increase.

Our failure to compete effectively against any of the foregoing competitive threats, could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Our five largest customers represented approximately $324 million, or 22%, of our operating revenues for the three months ended December 31, 2007. In addition, operating revenues from our largest customer, JPMorgan Chase, accounted for $106 million, or 7%, of our operating revenues for the three months ended December 31, 2007. Our pro forma operating revenues from our five largest customers represented approximately $1.2 billion, or 23%, and $938 million, or 24%, of our total pro forma operating revenues for fiscal 2007 and 2006, respectively. In addition, pro forma operating revenues from our largest customer, JPMorgan Chase, accounted for $454 million, or 9%, and $408 million, or 10%, of our pro forma operating revenues for fiscal 2007 and 2006, respectively. Most of our larger customer relationships (including our customer relationships with JPMorgan Chase and Bank of America) are not exclusive and in certain circumstances (including, in some cases, on relatively short notice) may be terminated by our customers. Our customers can reassess their commitments to us at any time in the future and/or develop their own competitive services. Loss of business from any of our largest customers could have a material adverse effect on our business.

Consolidation of the banking industry could result in our losing business and may create pressure on the fees we charge our customers, which may materially and adversely affect our revenues and profitability.

Over the last several years, the banking industry has undergone substantial consolidation, and we expect this trend to continue in the future. Significant ongoing consolidation in the banking industry may result in one of our largest customers being acquired by an institution that has a strong relationship with a competitor, resulting in a substantial loss of business. In addition, one or more of our customers could seek to merge with or acquire one of our competitors, and any such transaction could have a material adverse effect on our business and prospects.

Continued consolidation in the banking industry would also reduce the overall number of our customers and potential customers and could increase the bargaining power of our remaining customers and potential customers. This consolidation could lead financial institutions to seek greater pricing discounts or other incentives with us. In addition, consolidation could prompt our existing customers to seek to renegotiate their pricing agreements with us to obtain more favorable terms. Pressure on the fees we charge our customers caused by such consolidation could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

Merchants are pursuing litigation and supporting regulatory proceedings relating to the costs associated with payment card acceptance and are negotiating incentive arrangements, including pricing discounts, all of which may increase our costs and materially and adversely affect our profitability.

We rely in part on merchants and their relationships with our customers to maintain and expand the acceptance of our payment cards. We believe that consolidation in the retail industry is producing a set of larger merchants that are having a significant impact on all participants in the global payments industry. For instance, some large merchants are bringing lawsuits against us with regard to, or advocating regulation of, interchange fees, which may represent a significant cost that merchants pay to accept payment cards. The emphasis merchants are placing on the costs associated with payment card acceptance may lead to additional regulation and litigation, which would not be covered by our retrospective responsibility plan and which could impair our revenues, operating results, prospects for future growth and overall business.

We, along with our customers, negotiate pricing discounts and other incentive arrangements with certain large merchants to increase acceptance of our payment cards. If merchants continue to consolidate, we and our customers may have to increase the incentives provided to certain larger merchants, which could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

Certain financial institutions have exclusive, or near exclusive, relationships with our competitors to issue payment cards, and these relationships may adversely affect our ability to maintain or increase our revenues.

Certain financial institutions have long-standing exclusive, or near exclusive, relationships with our competitors to issue payment cards, and these relationships may make it difficult or cost-prohibitive for us to do material amounts of business with them in order to increase our revenues. In addition, these financial institutions may be more successful and may grow faster than the financial institutions that primarily issue our cards, which could put us at a competitive disadvantage.

We depend significantly on our relationships with our customers and other third parties to deliver services and manage our payments system. As a result, our success and reputation are significantly dependent on the success of our customers and the quality of the services they provide. If we are unable to maintain those relationships, or if third parties on which we depend fail to deliver services on our behalf, our business may be materially and adversely affected.

We are, and will continue to be, significantly dependent on relationships with our customers and their relationships with cardholders and merchants to support our programs and services. We do not issue cards, extend credit to cardholders or determine the interest rates (if applicable) or other fees charged to cardholders using cards that carry our brands. Each issuer determines these and most other competitive card features. In addition, we do not generally solicit merchants to accept our cards and we do not establish the discount rates that merchants are charged for card acceptance, which are responsibilities of acquirers. As a result, the success of our business significantly depends on the continued success and competitiveness of our customers and the strength of our relationships with them.

Outside of the United States and certain other countries, most domestic (as opposed to cross-border) transactions conducted using our payment cards are authorized, cleared and settled by our customers or other processors without involving our processing systems. Because we do not provide domestic transaction processing services in these countries, do not generally have direct relationships with merchants and never have direct relationships with cardholders, we depend on our close working relationships with our customers to effectively manage the processing of transactions involving our cards. Our inability to control the end-to-end processing on cards carrying our brands in many countries may put us at a competitive disadvantage by limiting our ability to ensure the quality of the services supporting our brand.

In addition, we depend on third parties to provide various services on our behalf and to the extent that any third party vendors fail to deliver services, our business and reputation could be impaired.

Our brands and reputation are key assets of our business and may be affected by how we are perceived in the marketplace.

Our brands and their attributes are key assets of our business. The ability to attract and retain consumer cardholders and corporate clients to Visa-branded products is highly dependent upon the external perceptions of our company and our industry. Our business may be affected by actions taken by our customers that impact the perception of our brands. From time to time, our customers may take actions that we do not believe to be in the best interests of our brands, such as creditor practices that may be viewed as “predatory,” which may materially and adversely impact our business. Adverse developments with respect to our industry may also, by association, impair our reputation, or result in greater regulatory or legislative scrutiny.

Global economic, political and other conditions may adversely affect trends in consumer spending and cross-border travel, which may materially and adversely impact our revenues, operating results, prospects for future growth and overall business.

The global payments industry depends heavily upon the overall level of consumer, business and government spending. For example, a sustained deterioration in general economic conditions, particularly in the United States and the Asia-Pacific region, where approximately 66% and 14%, respectively, of our pro forma revenues were generated for fiscal 2007 and, 71% and 12%, respectively, of our pro forma revenues were generated for fiscal 2006, or increases in interest rates in key countries in which we operate, may adversely affect our financial performance by reducing the number or average purchase amount of transactions involving payment cards carrying our brands. A significant portion of the revenues we earn outside the United States results from cross-border business and leisure travel, which may be adversely affected by world geopolitical, economic and other conditions, including the threat of terrorism and outbreak of diseases, such as SARS and avian flu. In particular, revenues from processing foreign currency transactions for our customers fluctuate with cross-border travel and our customers’ need for transactions to be converted into their base currency. In addition, as we are principally domiciled in the United States, a negative perception of the United States could impact the perception of our company, which could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

As a guarantor of certain obligations of Visa members, we are exposed to risk of loss or insolvency if any member fails to fund its settlement obligations.

We indemnify Visa members for any settlement loss suffered due to the failure of a member to fund its daily settlement obligations. In certain instances, we indemnify members even in situations in which a transaction is not processed by our system. This indemnification creates settlement risk for us due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. The term and amount of the indemnification are unlimited.

While we believe that we have sufficient liquidity to cover a settlement failure by any of the largest Visa members, concurrent settlement failures of more than one of our largest members or several of the smaller Visa members, or systemic operational failures that last for more than a single day, may exceed our available resources and could materially and adversely affect our business and financial condition. In addition, even if we have sufficient liquidity to cover a settlement failure, we may not be able to recover the amount of such payment and may therefore be exposed to significant losses, which could materially and adversely affect our results of operations, cash flow and financial condition. Settlement at risk (or exposure) is estimated using the average daily volumes during the quarter multiplied by the estimated number of days to settle, and the total balance for outstanding travelers cheques. Our estimated settlement exposure, after consideration of collateral that we require certain financial institutions to post, amounted to approximately $29.3 billion at December 31, 2007.

Some Visa members are composed of groups of financial institutions. Some of these members have elected to limit their responsibility for settlement losses arising from the failure of their constituent financial institutions in exchange for managing their constituent financial institutions in accordance with our credit risk policy. To the extent that any settlement failure resulting from a constituent financial institution exceeds the limits established by our credit risk policy, we would have to absorb the cost of such settlement failure, which could materially and adversely affect our cash flow.

If our transaction processing systems are disrupted or we are unable to process transactions efficiently, our revenues or operating results and the perception of our brands could be materially and adversely affected.

Our transaction processing systems may experience service interruptions or degradation as a result of processing or other technology malfunction, fire, natural disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism or accident. Our visibility in the global payments industry may attract terrorists and hackers to conduct physical or computer-based attacks, leading to an interruption in service, increased costs or the compromise of data security. Additionally, we rely on service providers for the timely transmission of information across our global data network. If a service provider fails to provide the communications capacity or services we require, as a result of natural disaster, operational disruption, terrorism or any other reason, the failure could interrupt our services, adversely affect the perception of our brands’ reliability and materially reduce our revenues or profitability.

If we are not able to keep pace with the rapid technological developments in the payments industry to provide customers, merchants and cardholders with new and innovative payment programs and services, the use of our cards could decline, which could reduce our revenues and income.

The payments industry is subject to rapid and significant technological changes, including continuing developments of technologies in the areas of smart cards, radio frequency and proximity payment devices (such as contactless cards), e-commerce and mobile commerce, among others. We cannot predict the effect of technological changes on our business. We rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies. We expect that new services and technologies applicable to the payments industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently use in our card products and services. In addition, our ability to adopt new services and technologies that we develop may be inhibited by a need for industry-wide standards, by resistance from customers or merchants to such changes or by intellectual property rights of third parties. Our future success will depend, in part, on our ability to develop new technologies and adapt to technological changes and evolving industry standards.

Account data breaches involving card data stored by us or third parties could adversely affect our reputation and revenues.

We and our customers, merchants and other third parties store cardholder account information in connection with our payment cards. In addition, our customers may use third-party processors to process transactions generated by cards carrying our brands. Breach of the systems on which sensitive cardholder data and account information are stored could lead to fraudulent activity involving our cards, reputational damage and lead to claims against us. For example, in January 2007, TJX Companies, Inc., a large retailer with stores in the United States, Canada and the United Kingdom, disclosed a significant security breach in connection with card and account information, which exposed tens of millions of payment cards issued under our brands and our competitors’ brands to fraudulent use. If we are sued in connection with any data security breach, we could be involved in protracted litigation. If unsuccessful in defending such lawsuits, we may be forced to pay damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our revenues and profitability. In addition, any reputational damage resulting from an account data breach at one of our customers, merchants or other third parties could decrease the use and acceptance of our cards, which could have a material adverse impact on our payments volume, revenues and future growth prospects. Finally, any data security breach could result in additional regulation, which could materially increase our costs.

An increase in fraudulent and other illegal activity involving our cards could lead to reputational damage to our brands and could reduce the use and acceptance of our cards.

Criminals are using increasingly sophisticated methods to capture cardholder account information to engage in illegal activities such as fraud and identity theft. As outsourcing and specialization become a more acceptable way of doing business in the payments industry, there are more third parties involved in processing transactions using our cards. If fraud levels involving our cards were to rise, it could lead to reputational damage to our brands, which could reduce the use and acceptance of our cards, or to greater regulation, which could increase our compliance costs.

Visa Europe’s payments system operations are becoming increasingly independent from ours, and if we are unable to maintain seamless interaction of our respective systems, our business and the global perception of the Visa brand could be impaired.

Visa Europe currently has a regionally controlled processing platform. In June 2006, Visa Europe began operating an authorization system that is separate from ours and Visa Europe plans to begin operating a transaction clearing and settlement system that is separate from ours. Because we and Visa Europe have independent processing platforms, interoperability must be maintained. Visa Europe’s authorization system has experienced interruptions in service, and it could experience further interruptions in the future. To the extent that system disruptions occur, it may affect our cardholders who are traveling in Visa Europe’s region and impair our reputation. The increasingly independent payments system operations of Visa Europe could present certain challenges to our business because differences between the two processing systems may make it more difficult to maintain the interoperability of our respective systems. In addition, under the framework agreement, we are restricted from requiring Visa Europe to implement certain changes that we may deem important unless we agree to pay for the implementation costs. Any of the foregoing could result in a loss of payments volume or of customers or could materially increase our costs.

Adverse currency fluctuations could decrease revenues and increase expenses.

We conduct business globally in many foreign currencies, but report our financial results in U.S. dollars. We are therefore exposed to adverse movements in foreign currency exchange rates because depreciation of non-U.S. currencies against the U.S. dollar reduces the U.S. dollar value of the non-U.S. dollar denominated revenues that we recognize and appreciation of non-U.S. currencies against the U.S. dollar increases the U.S. dollar value of expenses that we incur that are denominated in those foreign currencies. We enter into foreign currency hedging contracts to reduce the effect of adverse changes in the value of a limited number of foreign currencies and for a limited period of time (typically up to one year).

Some of our financial incentives to customers are recorded using estimates of our customers’ performance. Material changes in our customers’ performance compared to our estimates could have a material adverse impact on our results of operations.

In certain instances, we offer our customers financial incentives, which are typically tied to their payments volume or transaction messages processed, often under particular programs. These financial incentives are typically recorded as a reduction of revenues. We typically make estimates of our customers’ performance under these programs (sometimes over several years) in order to derive our estimates of the financial incentives that we will pay them. The reduction of revenues that we record each quarter under volume and support agreements is based on these estimates. Material changes in our customers’ performance compared to estimates could have a material adverse impact on our results of operations. For example, if a customer performs better than expected, we may be required to reduce future period revenues to account for the fact that we did not reduce revenues enough in prior periods. On the other hand, if a customer performs worse than expected, we may conclude that we reduced revenues by too much in previous periods.

We have significant contingent liabilities for settlement payment of all issued and outstanding travelers cheques.

At December 31, 2007, we had over $1 billion in contingent liabilities for settlement payment of all issued and outstanding travelers cheques. Approximately 32% of these travelers cheques were issued outside of the United States by a single issuer. While these obligations are supported in part by a bank guarantee, if the issuer were to fail to pay, we would be obligated to fund partial settlement of presented travelers cheques.

Risks Related to our Structure and Organization

The recent change to our governance structure could have a material adverse effect on our business relationships with our customers.

Prior to our recent reorganization, a number of Visa’s key members had officers who also served on the boards of directors of Visa U.S.A., Visa International, Visa Canada or the regional boards of directors of the unincorporated regions of Visa AP, Visa LAC and Visa CEMEA. As a result of our reorganization, the regional boards of directors of the unincorporated regions have been eliminated, and the boards of directors of Visa U.S.A. and Visa Canada are now comprised of management and are largely administrative in nature. In addition, although our regions are represented on our board by six of our 17 directors, the holders of our class B and class C common stock are not otherwise entitled to vote in the election of directors. As a result, the role of member-nominated and member-elected directors in our corporate governance has been reduced as a result of the reorganization. These changes could have a detrimental effect on our business relationships with members associated with a particular region. In addition, if a member that had an officer who also served on one of the regional boards of directors does not have an officer who currently serves on our board of directors, our business relationship with that member could suffer. A significant loss of revenues or payments volume attributable to such members could have a material adverse effect on our business.

Our relationship with Visa Europe is governed by our framework agreement, which gives Visa Europe very broad rights to operate the Visa business in Visa Europe’s region. We have limited ability to control their operations and limited recourse in the event of a breach by Visa Europe.

Historically, Visa Europe had been subject to the same global operating rules as Visa U.S.A., Visa International and Visa Canada. These global operating rules regulate, among other things, interoperability of payment processing, brand maintenance and investment, standards for products and services, risk management, disputes between members and acceptance standards for merchants. After the reorganization, Visa Europe, unlike Visa U.S.A., Visa International and Visa Canada, did not become our subsidiary. As a result, Visa Europe is no longer subject to the same global operating rules as our subsidiaries and customers.

Our relationship with Visa Europe is now governed by a framework agreement and a subset of operating rules that we have agreed to with Visa Europe and that we have limited ability to change in the future. Although the agreement seeks to ensure that Visa Europe operates in a manner that is acceptable to us, the contractual arrangement is untested and may not be effective in achieving this result. Visa Europe is responsible for designing its own plans to ensure that it is in compliance with the global rules, interoperability, integrity of the system and trademark usage. While we have the right to request changes to these plans, we have no right to audit their compliance with these requirements or examine their books and records in connection with the framework agreement or the put option. The agreement provides Visa Europe with very broad latitude to operate the Visa business and use our brands and technology within Visa Europe’s region and provides us limited controls over the operation of the Visa business in their region. Visa Europe is not required to spend any minimum amount promoting and building the Visa brand in its region, and the strength of the Visa global brand is contingent, in part, on the efforts of Visa Europe to maintain product and service recognition and quality in Europe. Visa Europe may develop, among other things, new brands, payment processing characteristics, products, services, risk management standards, processes for resolving disputes among its members or merchant acceptance profiles that are inconsistent with the operating rules that we apply in the rest of the world.

If we want to change a global rule or require Visa Europe to implement certain changes that would not have a positive return for Visa Europe and its members, then Visa Europe is not required to implement such rule or change unless we agree to pay for the implementation costs and expenses that Visa Europe and its members will incur as a consequence of the implementation to the extent necessary to return Visa Europe and its members to a neutral financial condition. We cannot terminate the framework agreement even in the event of Visa Europe’s material uncured breach, and we can only exercise our call right to purchase Visa Europe under extremely limited circumstances. Our remedies under this agreement, if Visa Europe fails to meet its obligations, are limited. Our inability to terminate and other features of the licenses granted under the agreement may also raise issues concerning the characterization of the licenses for purposes of determining our tax treatment with respect to entering into the licenses and receiving payments thereunder. Any inconsistency in the payment processing services and products that we are able to provide could negatively affect cardholders from Visa Europe using cards in our regions or our cardholders using cards in Visa Europe’s region.

We have granted to Visa Europe the right to require us to purchase all of the outstanding shares of Visa Europe’s capital stock. If Visa Europe exercises this option, we will incur a substantial financial obligation. In addition, we are required to record any change in the fair value of the put option on a quarterly basis, which will impact our net income.

We have granted Visa Europe a put option, which, if exercised, will require us to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Visa Europe may exercise the put option at any time after the first anniversary of this offering. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies the 12-month forward price-to- earnings multiple applicable to our common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. Upon exercise of the put option, we will be obligated, subject only to regulatory approvals and other limited conditions, to pay the purchase price within 285 days in cash or, at our option, with a combination of cash and shares of our publicly tradable common stock. The portion of the purchase price we will be able to pay in stock will initially be limited to 49.2% (assuming the redemption of 144,217,005 shares of class C (series I) common stock with the proceeds of this offering) and will be reduced to the extent of any further redemptions of, or exceptions made by the directors to the transfer restrictions applicable to, the class C (series I) common stock. We must pay the purchase price in cash, however, if the settlement of the put option occurs more than three years after the completion of this offering.

We will incur a substantial financial obligation if Visa Europe exercises the put option. The amount of that potential obligation could vary dramatically based on, among other things, the 12 month projected sustainable net operating income of Visa Europe, the allocation of cost synergies, the trading price of our class A common stock, and our 12-month forward price-to-earnings multiple, in each case, as determined at the time the put option is exercised. We are not currently able to estimate the amount of this obligation due to the nature and number of factors involved and the range of important assumptions that would be required. However, depending upon Visa Europe’s level of sustainable profitability and/or our 12-month forward price-to-earnings multiple at the time of any exercise of the option, the amount of this obligation could be several billion dollars or more. We may need to obtain third-party financing, either by borrowing funds or undertaking a subsequent equity offering, in order to meet our obligation. This financing may not be available to us in a sufficient amount within the required 285-day period or on terms that we deem to be reasonable. The payment of part of the exercise price in stock would dilute the ownership interests of our stockholders. Moreover, the acquisition of Visa Europe following an exercise of the put option would require us to integrate the operations of Visa Europe into our business, which could divert the time and attention of senior management.

We recorded the put option at its fair value in our consolidated balance sheet on October 1, 2007 as part of the reorganization. In the future, we will be required to record any change in the fair value of the put option on a quarterly basis. These adjustments will be recorded through our consolidated statement of operations, which will therefore impact our reported net income and earnings per share. Such quarterly adjustments and their resulting impact on our reported statement of operations could be significant. The existence of these charges could adversely affect our ability to raise capital and/or the price at which we can raise capital.

See “Material Contracts—The Put-Call Option Agreement.”

The terms of our reorganization created financial incentives that reward net revenue growth in the four quarters ended December 31, 2007.

One of the terms of our reorganization plan was a “true up” mechanism designed to reallocate the shares initially distributed to the members of Visa U.S.A. and Visa International, and the former members of Visa Canada, among themselves, based on each participating region’s relative under- or over-achievement of its net revenue targets during a measurement period consisting of the four-quarter period ending with (and including) the latest quarter for which financial statements are included in this registration statement on the date it is declared effective by the SEC. The measurement period consisted of the four quarters ended December 31, 2007. This mechanism creates financial incentives that reward net revenue growth in the measurement period. Because comparable incentives did not exist in prior periods and will not exist in future periods, it is possible that the rate of revenue growth in the measurement period will not be representative of rates that may be expected in future periods.

Our management team is new and does not have a history of working together.

We designated Joseph W. Saunders as our Chief Executive Officer and Chairman of our board in May 2007 and have since assembled a new management team, including John C. (Hans) Morris, our President, and Byron H. Pollitt, our Chief Financial Officer. Our success will largely depend on the ability of the new management team to work together to integrate the operations and business of Visa U.S.A., Visa International and Visa Canada, and to continue to execute our business strategy. Because our management team does not have a significant history of working together and includes individuals recruited from outside our company, they may not be able to work together effectively, which could disrupt our operations and harm our business.

Our recent reorganization will require us to make significant changes to our culture and business operations. If we fail to make this transition successfully, our business could be materially and adversely affected.

Our recent reorganization will require broad and significant changes to our culture and operations. Historically, the primary goal of Visa U.S.A., Visa International and Visa Canada has not been to maximize profit for these entities, but rather to deliver benefits to their members and enhance member opportunity and revenue. As a result of the reorganization, we now must operate our business in a way that maximizes long-term stockholder value. Many of our employees have limited experience operating in a profit-maximizing business environment.

In addition, the Visa enterprise historically has been operated under a decentralized regional structure, and each region has had substantial autonomy in its own business strategies and decisions. Our recent reorganization has resulted in a more centralized corporate governance structure in which our board of directors exerts centralized management control. We face significant challenges integrating the operations of the different regions. We may also be unable to retain and attract key employees, and we may not realize the cost savings and operational efficiencies that we currently expect. This transition will be subject to risks, expenses and difficulties that we cannot predict and may not be capable of handling in an efficient and timely manner.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We may make strategic acquisitions of complementary businesses, products or technologies. If so, we may not be able to successfully finance or integrate any such businesses, products or technologies. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. We may spend time and money on projects that do not increase our revenues. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. While we from time to time evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any material acquisitions.

Risks Related to Our Class A Common Stock and this Offering

An active trading market for our class A common stock may not develop, which may cause our class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has been no public trading market for our class A common stock. Although our class A common stock has been approved for listing on the New York Stock Exchange, an active public market for our class A common stock may not develop or continue. The initial public offering price per share of our class A common stock has been determined by agreement among us and the underwriters and may not be indicative of the price at which our class A common stock will trade in the public market after this offering.

Future sales of our class A common stock could depress the market price of our class A common stock.

The market price of our class A common stock could decline as a result of sales of a large number of shares in the public market after this offering or the perception that such sales could occur. These sales, or the perception that such sales may occur, could depress the market price of our class A common stock and might make it more difficult for us or you to sell equity securities in the future.

Upon completion of this offering, we will have 406,000,000 outstanding shares of class A common stock (or 446,600,000 shares if the underwriters exercise their option to purchase additional shares in full), not including 1,292,205 shares of restricted stock that we granted immediately following the pricing of this offering to certain of our directors and employees. Except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, any of these shares may be resold immediately in the public market.

After the completion of this offering and if the litigation committee so requests in order to increase the size of the escrow account, we will conduct follow-on offerings of our class A common stock, which we refer to as loss shares. All of the loss shares will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

In addition, following the completion of this offering and the redemption of certain shares of class B and class C common stock as described under “Use of Proceeds,” our existing stockholders will hold 267,262,264 shares of class B common stock and 202,706,618 shares of class C common stock (other than class C (series II) common stock). Subject to limited exceptions, the class B common stock is not transferable until the later of the third anniversary of this offering and the date on which all of the covered litigation has been finally resolved. Subject to limited exceptions, the class C common stock is not transferable until the third anniversary of this offering. After the termination of these transfer restrictions, the class B and class C common stock will only be convertible into class A common stock upon transfer to a person that was not, immediately after the reorganization, a Visa member. Upon such transfer, each share of class B or class C common stock will automatically convert into class A common stock based on the applicable conversion rate in effect at the time of such transfer. All of the class A common stock issuable upon such conversion will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

If funds are released from escrow after the resolution of the litigation covered by our retrospective responsibility plan, holders of our class A common stock will suffer dilution as a result of a favorable adjustment to the conversion rate of our class B common stock.

Our retrospective responsibility plan provides that any amounts remaining in the escrow account after the date on which all of the covered litigation is resolved will be released back to us and the conversion rate of the class B common stock then outstanding will be adjusted in favor of the holders of the class B common stock through a formula based on the released escrow amount and the market price of our class A common stock. If any funds remain in the escrow account and are released back to us, the resulting adjustment in the conversion rate of the class B common stock will result in each share of class B common stock then outstanding becoming convertible into an increased number of shares of class A common stock, which in turn will result in dilution of the interest in Visa Inc. held by the holders of class A common stock. The amount of such dilution will depend on the amount, if any, of the funds released from the escrow account and the market price of our class A common stock at the time such funds are released. See “Description of Capital Stock—Conversion.”

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as the factors listed below, could affect the market price of our class A common stock:

•	quarterly variations in our results of operations or the results of operations of our competitors or those of Visa Europe;

•	changes in earning estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	the announcement of new products or service enhancements by us or our competitors;

•	announcements related to litigation;

•	potential acquisitions by us of other companies, including the exercise of the put option requiring us to purchase all of the outstanding shares of capital stock of Visa Europe from its members;

•	developments in our industry; and

•	general economic, market and political conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

Certain adjustments to the conversion rate of class B common stock in connection with the creation, or additional funding, of the escrow account from which settlements of, or judgments in, the covered litigation will be payable may give rise to taxable deemed dividends for holders of class A common stock.

In connection with this offering and the creation of the escrow account from which settlements of, or judgments in, the covered litigation will be payable, there will be an adjustment, which we refer to as the first adjustment, to the conversion rate of the class B common stock, which will result in a reduction in the total number of shares of class A common stock into which the class B common stock may be converted. At the request of the litigation committee, we will consummate one or more follow-on offerings of class A common stock, the net proceeds from which will be added to the escrow account. In that case, there will be one or more subsequent adjustments, which we refer to as the potential subsequent adjustments, to the conversion rate of the class B common stock, which will result in a further reduction in the total number of shares of class A common stock into which the class B common stock may be converted (when compared to the number of shares of class A common stock into which the class B common stock was convertible after the first adjustment or after any prior potential subsequent adjustment, as the case may be).

Neither the first adjustment nor the potential subsequent adjustments should give rise to deemed distributions under Section 305 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, to holders of our class A common stock on the grounds that such adjustments are not within the purview of Section 305 of the Code, because, for example, they are adjustments of the price paid by us to acquire property in our reorganization and, thus, are not, and do not have the effect of, distributions with respect to our class A common stock. There can be no assurance, however, that the IRS will not assert that any of the first adjustment and the potential subsequent adjustments has the result of an increase in the proportionate interest in our earnings and profits or assets to holders of our class A common stock and, accordingly, should be treated as giving rise to deemed distributions under Section 305 of the Code with respect to such class A common stock. If such a position were successfully asserted, a holder of our class A common stock would, for U.S. federal income tax purposes, be deemed to receive a distribution from us in an amount equal to the value of the increase in such holder’s proportionate interest in our earnings and profits or assets reflected in such holder’s class A common stock that would result from the decrease in the total number of shares of class A common stock into which the class B common stock may be converted after the first adjustment or after any potential subsequent adjustments, as the case may be. Such a deemed distribution would be characterized as a dividend to such holder, for U.S. federal income tax purposes, to the extent the deemed distribution is treated as paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any remaining, portion of such a deemed distribution will be treated first as a tax-free return of such holder’s adjusted tax basis in our class A common stock and thereafter as gain. We will take the position that none of the first adjustment and the potential subsequent adjustments gives rise to deemed distributions under Section 305 of the Code to holders of our class A common stock.

We urge you to consult with your own tax advisor regarding the tax consequences under Section 305 of the Code (as well as other Code sections) of any adjustment to the conversion rate of the class B common stock in connection with the creation, or additional funding, of the escrow account from which settlements of, or judgments in, the covered litigation will be payable.

The trading market for our class A common stock could be adversely affected because provisions of our amended and restated certificate of incorporation may limit the market-making ability of broker-dealers that are affiliated with Visa members.

Following this offering, our amended and restated certificate of incorporation will provide that no person that is a Visa member or affiliated with a Visa member will be permitted to beneficially own more than 5% of the aggregate outstanding class A common stock or certain other voting stock (or securities convertible or exchangeable into such stock) at any time, subject to a limited number of exceptions. This restriction may limit the ability of a broker-dealer that is affiliated with a Visa member to act as a market-maker in our class A common stock, although this restriction will not prevent such a broker-dealer from executing trades on an agency basis on behalf of third parties. This restriction could adversely affect the trading market for the class A common stock.

All shares of class A common stock acquired by a Visa member, an affiliate of a Visa member or a similar person will be converted automatically into class C common stock and, as a result, will generally not be transferable until the third anniversary of this offering and will lose substantially all its voting rights.

All shares of common stock acquired by a Visa member, an affiliate of a Visa member or any person that is an operator, member or licensee of any general purpose payment card system that competes with us, or any affiliate of such a person, in each case to the extent, acting as a principal investor, will be converted automatically into class C common stock. Under the terms of our amended and restated certificate of incorporation, class C common stock is not transferable (subject to exceptions, including transfers to other class C stockholders) until the third anniversary of the closing of this offering unless our board makes an exception to this transfer restriction. After this date has passed, the class C common stock will be convertible into class A common stock only if transferred to a person that was not, immediately after our October 2007 reorganization, a Visa member, an affiliate of a Visa member or any person that is an operator, member or licensee of any general purpose payment card system that competes with the Company, or any affiliate of such a person. Upon such transfer, each share of class C common stock will convert into one share of class A common stock. As a result of these restrictions, if you are a Visa member, an affiliate of a Visa member or any person that is an operator, member or licensee of any general purpose payment card system that competes with us, or any affiliate of such a person, you should consider carefully the consequences to your investment of acquiring any shares of class A common stock.

Until the third anniversary of the completion of this offering, six of our 17 directors will be individuals elected or nominated by our regions. In addition, holders of our class B common stock and class C common stock have voting rights concerning certain significant corporate transactions, and their interests in our business may be different than yours.

Our amended and restated certificate of incorporation provides that, until the third anniversary of the completion of this offering, six of our 17 directors will be individuals elected or nominated by our regions. Although holders of class B and class C common stock do not have any right to vote on those matters on which stockholders generally are entitled to vote, such holders have the right to cast a number of votes equal to the number of shares of class B common stock or class C common stock (other than the class C (series II) common stock), as applicable multiplied by the applicable conversion rate on certain significant transactions enumerated in the amended and restated certificate of incorporation, such as a proposed consolidation or merger, a decision to exit our core payments business or any other vote required by law. The holders of the class B common stock and class C common stock may not have the same incentive to approve a corporate action that may be favorable to the holders of class A common stock or their interests may otherwise conflict with those of the holders of class A common stock. See “Description of Capital Stock—Voting Rights.”

Anti-takeover provisions in our governing documents and Delaware law could delay or prevent entirely a takeover attempt or a change in control.

Provisions contained in our amended and restated certificate of incorporation, bylaws and Delaware law could delay or prevent a merger or acquisition that our stockholders consider favorable. Except for limited exceptions, no person may own more than 15% of our total outstanding shares on an as-converted basis or more than 15% of any class or series of our common stock, unless our board of directors approves the acquisition of such shares. In addition, except for common stock issued to a member in connection with the reorganization, or shares issuable on conversion of such common stock, shares held by a member, a competitor, an affiliate or member of a competitor may not exceed 5% of any class of common stock. In addition:

•	our board of directors will be divided into three classes, with approximately one-third of our directors elected each year;

•	following the closing of this offering until the third anniversary of this offering, six directors will be individuals elected or nominated by our regions;

•	our independent directors may be removed only upon the affirmative vote of at least 80% of the outstanding shares of class A common stock;

•	our stockholders are not entitled to the right to cumulate votes in the election of directors;

•	holders of our class A common stock are not entitled to act by written consent;

•	our stockholders must provide timely notice for any stockholder proposals and director nominations;

•	we have adopted provisions that eliminate the personal liability of directors for monetary damages for actions taken as a director, with certain exceptions;

•

in addition to certain class votes, a vote of 66 2/3% or more of all of the outstanding shares of our common stock then entitled to vote is required to amend certain sections of our amended and restated certificate of incorporation; and

•

we will be governed by Section 203 of the General Corporation Law of the State of Delaware, or DGCL, as amended from time to time, which provides that a corporation shall not engage in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, except under certain circumstances including upon receipt of prior board approval.

See “Description of Capital Stock—Limitations on a Change of Control—Amendment of Certificate of Incorporation” and “—Delaware Anti-Takeover Statute.”

Our ability to pay regular dividends to holders of our class A, class B and class C common stock in the future is subject to the discretion of our board of directors and will be limited by our ability to generate sufficient earnings and cash flows.

We have not paid any cash dividends on our common stock. After the consummation of this offering, we intend to pay cash dividends on a quarterly basis on our class A, class B and class C common stock. Any future payment of dividends will be dependent upon our ability to generate earnings and cash flows. However, sufficient cash may not be available to pay such dividends. Payment of future dividends, if any, would be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board of directors deems relevant. Furthermore, no dividend may be declared or paid on any class or series of common stock unless an equivalent dividend is contemporaneously declared and paid on each other class and series of common stock. If, as a consequence of these various factors, we are unable to generate sufficient earnings and cash flows from our business, we may not be able to make payments of dividends on our common stock, including our class A common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the period following the completion of this offering. These statements include, but are not limited to:

•	statements regarding the expected growth of the electronic payments industry;

•	expectations as to the benefits of the recent reorganization;

•	projections as to the future trends in the electronic payments industry, as well as our corresponding business strategies and the expected benefits derived from such strategies;

•	statements regarding our relationships with customers and expectations as to the future development of these relationships;

•	statements regarding the capabilities and advantages of our processing platform, VisaNet;

•	statements as to the market opportunities for certain product segments and in certain geographies, as well as our ability to take advantage of these opportunities;

•	statements as to future foreign and domestic regulatory changes and their impact on our business;

•	statements as to the impact of litigation and the operation of our retrospective responsibility plan;

•	expectations as to the payment of dividends; and

•	statements regarding the capacity of our facilities.

In addition, statements that contain the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements. In addition, any underlying assumptions are forward-looking statements. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Assumptions were made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate under the circumstance. In addition to the assumptions specifically identified in the prospectus, assumptions have been made regarding other things, including:

•	the continued migration of paper-based payments to card-based and other electronic payments;

•	the impact of globalization on the electronic payments industry in developing countries;

•	the impact of potential foreign and domestic regulatory changes; and

•	the impact of potential capital market and currency market fluctuations.

Actual results could differ materially and adversely from these forward-looking statements as a result of a variety of factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of class A common stock in this offering will be $17.3 billion, or $19.1 billion if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses.

We intend to deposit $3.0 billion into an escrow account from which settlements of, or judgments in, the covered litigation described under “Business—Retrospective Responsibility Plan” will be payable.

Following the completion of this offering, we intend to use $11.9 billion of the net proceeds to redeem 132,989,608 shares of class B common stock and 144,217,005 shares of class C common stock, assuming no exercise of the underwriters’ option to purchase additional shares.

We will use the balance of net proceeds for general corporate purposes. These purposes may include funding the $1.146 billion aggregate redemption price for all of the class C (series II) common stock, which we intend to redeem in October 2008, and the $1.4 billion redemption price for 31,853,182 shares of class C (series III) common stock, which we will be required to redeem in October 2008 pursuant to our amended and restated certificate of incorporation. See “Unaudited Pro Forma Condensed Combined Statement of Operations.”

In the event the underwriters exercise all or a portion of their option to purchase an additional 40,600,000 shares of class A common stock, we intend to redeem additional shares of class B common stock and class C (series I) common stock following such exercise, in which case we would also redeem additional shares of class C (series III) common stock in October 2008. The number of shares of class B common stock, class C (series I) common stock and class C (series III) common stock that would be redeemed would depend upon the number of additional shares of class A common stock issued pursuant to any such exercise, and would be proportional to the number of shares of the applicable class being redeemed in the absence of any such exercise.

DIVIDEND POLICY

Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $0.42 per share of class A common stock (representing a quarterly rate initially equal to $0.105 per share) commencing with the quarter ended June 30, 2008. Our class B and class C common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2007:

•	on an actual basis as adjusted to reflect the conversion of regional shares into class B and class C common stock; and

•	on a pro forma basis to give effect to:

•

the receipt by us of net proceeds of $17.4 billion from the sale of 406,000,000 shares of class A common stock in this offering at a price of $42.77 per share (the initial public offering price of our class A common stock, less underwriting discounts and commissions);

•

the application of the net proceeds of this offering as described under “Use of Proceeds,” including the redemption of 132,989,608 shares of class B common stock and 144,217,005 shares of class C (series I) common stock, at a price of $42.77 per share (the initial public offering price of our class A common stock, less underwriting discounts and commissions), as well as the deposit of $3.0 billion into an escrow account from which settlements of, or judgments in, the covered litigation will be payable;

•

the reclassification of all of the shares of class C (series II) common stock to temporary equity reflecting the ability of Visa Europe, upon completion of this offering, to force redemption of the class C (series II) common stock at any time after December 4, 2008, and our intention to redeem the class C (series II) common stock in October 2008 at an aggregate price of $1.146 billion, subject to reduction to the extent of dividends paid by us prior to that time and other adjustments; and

•

the reclassification of 31,853,182 shares of class C (series III) common stock as a liability on our balance sheet reflecting the fact that these shares, held by Visa Europe, will be called for redemption promptly following this offering at a price equal to the price per share of our class A common stock in this offering, net of underwriting discounts and commissions, but that payment for such shares will not be made until October 2008.

	December 31, 2007
	Actual, As Adjusted	Pro Forma
	(unaudited) (in millions)
Cash and cash equivalents	$1,698	$4,206
Restricted cash	—	3,000

Total cash, cash equivalents and restricted cash	$1,698	$7,206

Liabilities:
Redeemable class C (series III) common stock, 31,853,182 shares issued pro forma(1)	$—	$1,362
Total debt	115	115

Temporary Equity:
Class C (series II) common stock, 79,748,857 shares authorized and issued pro forma(1)(2)	—	1,115

Stockholders’ Equity:
Preferred stock, $0.0001 par value, 25,000,000 shares authorized, actual and pro forma; zero shares issued and outstanding, actual and pro forma	—	—
Class A common stock, $0.0001 par value, 2,001,622,245,209 shares authorized, actual, as adjusted, and pro forma; zero shares issued and outstanding, actual, as adjusted, and 406,000,000 shares issued and outstanding, pro forma(3)	—	—
Class B common stock, $0.0001 par value, 622,245,209 shares authorized, actual, as adjusted, and pro forma; and 400,251,872 issued and outstanding, actual, as adjusted, and 267,262,264 shares issued and outstanding, pro forma	—	—
Class C (series I, III and IV) common stock, $0.0001 par value, 878,582,801 shares authorized, actual, as adjusted and pro forma; 346,923,623 shares issued and outstanding, actual, as adjusted, and 170,853,436 shares issued and outstanding, pro forma(1)	—	—
Class C (series II) common stock, $0.0001 par value, 218,582,801 shares authorized, actual, as adjusted; 27,904,464 shares issued and outstanding, actual, as adjusted, and zero shares issued and outstanding, pro forma(1)(2)	—	—
Additional paid-in capital	16,785	19,816
Accumulated deficit	(69)	(69)
Accumulated other comprehensive loss, net	—	—

Total stockholders’ equity	16,716	19,747

Total capitalization	$16,831	$22,339

(1)	We intend to redeem all class C (series II) common stock, which is classified as temporary equity in our pro forma presentation, and we are required to redeem 31,853,182 shares of class C (series III) common stock, which is classified as a liability in our pro forma presentation, in October 2008 for an aggregate redemption price of $1.4 billion, after which all remaining class C (series III) and class C (series IV) common stock will automatically convert into class C (series I) common stock on a one-to-one basis.
(2)	Immediately prior to the offering, we will issue 51,844,393 additional shares of class C (series II) common stock pursuant to provisions of our amended and restated certificate of incorporation that require that Visa Europe’s ownership of our common stock on an as-converted basis represent no less than 10% of our total outstanding share capital at all times prior to October 5, 2008. The issuance of these shares will have no cash impact and will not affect our financial results, including earnings per share, as the shares will be classified as temporary equity and all class C (series II) common stock is intended to be redeemed in October 2008 for an aggregate price of $1.146 billion (subject to reduction to the extent of dividends paid by us prior to that time and other adjustments).
(3)	Amount excludes 1,292,205 shares of restricted stock and 619,258 restricted stock units that we granted immediately following the pricing of this offering to certain of our directors and employees.

The foregoing table should be read in conjunction with “Management’s Discussion and Analysis of Historical and Pro Forma Financial Condition and Results of Operations of Visa Inc.,” “Unaudited Pro Forma Condensed Combined Statement of Operations” and the consolidated balance sheet of Visa Inc. at December 31, 2007, and related notes included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined statement of operations has been prepared by applying pro forma adjustments to the historical audited consolidated statement of operations for fiscal 2007 of Visa U.S.A., Visa International and Visa Canada to give pro forma effect to the reorganization and this offering under U.S. GAAP.

The unaudited pro forma condensed combined statement of operations gives effect to the reorganization and this offering, including the use of proceeds, as if they had occurred on October 1, 2006, except for the purposes of calculating our liability under the framework agreement with Visa Europe. See Note 3—Visa Europe Transaction to this unaudited pro forma condensed combined statement of operations.

We have applied pro forma adjustments to reflect the reorganization as follows:

•

The reorganization was accounted for as a purchase under the guidelines of Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations” with Visa U.S.A. deemed to be the accounting acquirer of Visa International and Visa Canada, including their respective minority interest in Inovant.

•

Visa Europe remains owned and governed by its European member financial institutions. Visa Europe holds an 11.7% equity ownership interest in our common stock, of which 8.1% is represented by class EU (series I) and class EU (series III) common stock and 3.6% is represented by class EU (series II) common stock. Visa Europe received these shares in the reorganization in exchange for both its membership interest in Visa International and its ownership interest in Inovant. The class EU (series I) and (series III) common stock will be converted on a one-to-one basis into class C (series III) and class C (series IV) common stock, respectively, and the class EU (series II) common stock will be converted on a one-to-one basis into class C (series II) common stock, prior to the completion of this offering. Further, we entered into a framework agreement with Visa Europe, which provides for trademark and technology licenses and bilateral services. See Note 3—Visa Europe Transaction to this unaudited pro forma condensed combined statement of operations.

We have applied pro forma adjustments to reflect the offering as follows:

•

Historically, Visa U.S.A. and Visa International were both eligible for a special state tax deduction pursuant to which they were not taxed on a substantial portion of their reported income on the basis that they both operated on a cooperative or mutual basis. As a result of this offering and consequent ownership by parties other than our financial institution customers, we will no longer be eligible to claim a special deduction pursuant to California Revenue and Taxation Code §24405.

•

The application of the estimated net proceeds of this offering, as described under “Use of Proceeds,” which includes the redemption of 132,989,608 shares of class B common stock and 144,217,005 shares of class C common stock at a price of $42.77 per share (the initial public offering price of our class A common stock, less underwriting discounts and commissions), and the deposit of $3.0 billion into an escrow account from which settlements of, or judgments in, the covered litigation will be payable.

•

Reclassification of the class C (series II) common stock to temporary or mezzanine level equity, the issuance of additional class C (series II) common stock pursuant to the terms of these securities and accretion of approximately $42 million on the class C (series II) common stock from its initial fair value of $1.104 billion to its redemption value of $1.146 billion.

•

Reclassification of 31,853,182 shares of class C (series III) common stock as a liability reflecting the fact that these shares, held by Visa Europe, have been called for redemption at a price of $42.77 per share (the initial public offering price of our class A common stock, less underwriting discounts and commissions), but that payment for such shares will not be made until October 2008.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations is provided for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the reorganization and this offering occurred on the assumed date indicated, nor is it necessarily indicative of our results of operations for any future periods. The pro forma information presented is based on available information and assumptions that we believe are reasonable under the circumstances.

The unaudited pro forma condensed combined statement of operations should be read in conjunction with the following:

•	the Visa Inc. consolidated balance sheet at October 1, 2007;

•	the Visa Inc. consolidated financial statements at and for the three months ended December 31, 2007;

•	the Visa U.S.A. consolidated financial statements at September 30, 2007 and 2006 and for the years ended September 30, 2007, 2006 and 2005; and

•	the Visa International consolidated financial statements at September 30, 2007 and 2006 and for the years ended September 30, 2007, 2006 and 2005.

The above referenced financial statements are included elsewhere in the prospectus. The unaudited pro forma condensed combined statement of operations should also be read in conjunction with the information contained in “Risk Factors,” “Capitalization,” “Summary Financial and Other Data of Visa Inc.,” “Selected Consolidated Financial and Other Data of Visa U.S.A.,” “Management’s Discussion and Analysis of Historical and Pro Forma Financial Condition and Results of Operations of Visa Inc.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.”

VISA INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

(in thousands, except share and per share data)

	Historical
			Note 2							Note 5
	Visa U.S.A.	Visa International	Visa Canada	Combination Adjustments		Combined Subtotal	Pro Forma Reorganization Adjustments		Subtotal	Pro Forma Offering Adjustments	Unaudited Pro Forma Visa Inc.
Operating revenues
Service fees	$1,944,537	$963,008	$92,170	$(188,985	) B	$2,669,190	$(87,166	) E	$2,582,024	$—	$2,582,024
				(141,540	) A
Data processing fees	1,416,075	325,761	32,792	(86,235	) B	1,688,393	(29,034	) F	1,659,359	—	1,659,359
Volume and support incentives	(504,780)	(209,822)	—	—		(714,602)	—		(714,602)	—	(714,602)
International transaction fees	454,168	—	12,570	777,552	A	1,244,290	(50,984	) G	1,193,306	—	1,193,306
International service revenues	—	636,012	—	(636,012	) A	—	—		—	—	—
Other revenues	279,796	187,537	11,694	(194,710	) B	330,543	142,500	H	473,043	—	473,043
				46,226	C

Total operating revenues	$3,589,796	$1,902,496	$149,226	$(423,704)		$5,217,814	$(24,684)		$5,193,130	—	$5,193,130

Operating expenses
Personnel	$721,381	$410,019	$16,980	$10,646	C	$1,159,026	—		$1,159,026	—	$1,159,026
Affiliates services	—	211,808	21,505	(211,808	) A	—	—		—	—	—
				(21,505	) B
Premises, equipment and software	—	108,147	—	(108,147	) A	—	—		—	—	—
Communications	—	36,533	—	(36,533	) A	—	—		—	—	—
Network, EDP and communications	366,231	—	1,722	95,323	A	462,457	59,355	D	516,748	—	516,748
				(2,839	) B		(5,064	) D
				2,020	C
Advertising, marketing and promotion	580,883	457,261	36,376	24	C	1,074,544			1,074,544	—	1,074,544
Travel and meetings	—	57,412	—	(57,412	) A	—	—		—	—	—
Visa International fees	172,728	—	18,256	(190,984	) B	—	—		—	—	—
Professional and consulting fees	334,290	204,266	10,473	(2,895	) B	552,373	—		552,373	—	552,373
				6,239	C
Administrative and other	210,948	56,201	9,076	318,541	A	351,726	1,227	D	352,953	—	352,953
				(266,811	) B
				23,771	C
Settlement risk guarantee	—	(57)	—	57	A	—	—		—	—	—
Litigation provision	2,652,830	—	—	272	A	2,653,102	—		2,653,102	—	2,653,102

Total operating expenses	$5,039,291	$1,541,590	$114,388	$(442,041)		$6,253,228	$55,518		$6,308,746	—	$6,308,746

See notes to unaudited pro forma condensed combined statement of operations.

VISA INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2007—(Continued)

(in thousands, except share and per share data)

	Historical
			Note 2							Note 5
	Visa U.S.A.	Visa International	Visa Canada	Combination Adjustments		Combined Subtotal	Pro Forma Reorganization Adjustments		Subtotal	Pro Forma Offering Adjustments	Unaudited Pro Forma Visa Inc.
Operating (loss) income	$(1,449,495)	$360,906	$34,838	$18,337		$(1,035,414)	$(80,202)		$(1,115,616)	—	$(1,115,616)
Non-operating income, net	—	105,663	—	(90,724	) A	—	—		—	—	—
				(14,939	) B
Other income (expense)
Equity in earnings of unconsolidated affiliates	40,276	—	753	2,521	A	—	—		—	—	—
				(43,550	) B
Interest income (expense)	(80,658)	—	1,214	(13,689	) A	(96,886)	—		(96,886)	—	(96,886)
				(3,753	) C
Investment income, net	102,459	—	—	93,686	A	196,604	—		196,604	—	196,604
				459	C
Other income	—	—	—	8,499	A	8,499	—		8,499	—	8,499

Total other income	$62,077	—	$1,967	$44,173		$108,217	—		$108,217	—	$108,217

(Loss) income before income taxes and minority interest	(1,387,418)	466,569	36,805	(43,153)		(927,197)	(80,202)		(1,007,399)	—	(1,007,399)
Income tax expense (benefit) See Note 5—Pro Forma Offering Adjustment.	(315,993)	196,332	298	16	C	(119,347)	(23,443	) K	(146,564)	30,701	(115,863)
							(3,774	) J

(Loss) income before minority interest	(1,071,425)	270,237	36,507	(43,169)		(807,850)	(52,985)		(860,835)	(30,701)	(891,536)
Minority interest (expense)	(4,670)	—	—	3,163	B	(1,507)	1,507	I	—	—	—

Net (loss) income	$(1,076,095)	$270,237	$36,507	$(40,006)		$(809,357)	$(51,478)		$(860,835)	(30,701)	$(891,536)

Pro forma basic and diluted earnings (loss) per share:
Class A and C (series I, III and IV) common stock											$(1.16)
Class B common stock											$(0.85)
Class C (series II) common stock											$0.53
Pro forma number of shares outstanding, basic and diluted:
Class A and C (series I, III and IV) common stock											576,853,436
Class B common stock											267,262,264
Class C (series II) common stock											79,748,857
See Note 6—Pro Forma Earnings per Share

See notes to unaudited pro forma condensed combined statement of operations.

Notes to Visa Inc. Unaudited Pro Forma

Condensed Combined Statement of Operations

(in thousands, except as noted)

1.	Basis of Presentation

The reorganization was accounted for as a purchase under the guidelines of SFAS No. 141 “Business Combinations” with Visa U.S.A. deemed to be the accounting acquirer of Visa International (comprising the operating regions of Visa AP, Visa LAC and Visa CEMEA), and Visa Canada (collectively the “acquired regions”). As a result of the exchange of ownership interests, Visa U.S.A. acquired the remaining ownership interest in Visa International and Inovant not previously held. This transaction was accounted for as a step acquisition with the net assets underlying the interests acquired recorded at fair value. Visa U.S.A. further acquired 100% of Visa Canada and recorded the acquisition of the underlying net assets at fair value. See Note 3—The Reorganization to the consolidated balance sheet of Visa Inc. at October 1, 2007.

2.	Visa Canada Statement of Operations

The Visa Canada statement of operations has been adjusted for reclassifications to conform to the historical statement of operations presentation of Visa U.S.A. In addition, adjustments were applied to reflect the elimination of transactions and cross-ownership among and between Visa U.S.A., Visa International and Visa Canada. The historical statement of operations for Visa Canada was prepared in accordance with accounting principles generally accepted in Canada and reconciled to U.S. GAAP. The currency exchange rate between Canadian dollars and U.S. dollars at September 30, 2007 was used to translate all Visa Canada financial information in this pro forma presentation.

3.	Visa Europe Transaction

As part of the reorganization, we entered into a set of contractual arrangements with Visa Europe, which we account for as a multi-element arrangement. Under these arrangements, for financial accounting reporting purposes, in exchange for its ownership interest in Visa International and Inovant, Visa Europe received the consideration described below. See Note 3—The Reorganization to the consolidated balance sheet of Visa Inc. at October 1, 2007 for further details regarding total consideration received by Visa Europe.

Class EU (Series I) and (Series III) Common Stock (Convertible into Class C (Series I), (Series III) and (Series IV) Common Stock)

At the date of reorganization, Visa Europe received an 8.1% ownership interest in our common stock in the form of class EU (series I) and class EU (series III) common stock. We classified the class EU (series I) and (series III) common stock as permanent equity after the date of the reorganization. The class EU (series I) and (series III) common stock will be converted on a one-to-one basis into class C (series III) and class C (series IV) common stock, respectively, prior to the completion of this offering. Following the redemption described in the following paragraph, the remaining class C (series III) and class C (series IV) common stock will convert on a one-to-one basis into class C (series I) common stock.

The class C (series III) common stock is subject to mandatory redemption in the manner provided by our amended and restated certificate of incorporation. We intend to redeem 31,853,182 shares of class C (series III) common stock, or the class C (series III) redemption shares, on or about October 6, 2008 for a price per share equal to the price per share of our class A common stock in this offering, less underwriting discounts and commissions. Upon the closing of this offering, for financial accounting purposes, we intend to classify this stock at its redemption value as a liability in our consolidated balance sheet.

The class EU (series I) and (series III) common stock participates equally and has the same rights as the class AP, class LAC, class CEMEA and class Canada common stock, except that it does not participate in the true-up. Therefore, we determined the fair value of Visa Europe’s 8.1% ownership interest in the form class EU (series I) and (series III) common stock to be approximately $3.1 billion at the date of the reorganization based on the value of the common stock issued to the acquired regions in exchange for their historical membership interests in Visa International and Visa Canada. See Note 3—The Reorganization to the consolidated balance sheet of Visa Inc. at October 1, 2007.

Class EU (Series II) Common Stock (Convertible into Class C (Series II) Common Stock)

At the date of reorganization, Visa Europe received a 3.6% ownership interest in our common stock in the form of class EU (series II) common stock. We classified the class EU (series II) common stock in permanent equity, as it provides equity rights similar to that of the other regional classes of shares. The class EU (series II) common stock will be converted on a one-to-one basis into class C (series II) common stock prior to the completion of this offering.

The class C (series II) common stock is subject to redemption by us. We are entitled to redeem all, but not less than all, of these shares held by Visa Europe any time after October 10, 2008. In addition, Visa Europe is entitled, through delivery of written notice, to require us to redeem all, but not less than all, of these shares at any time after December 4, 2008; however, we intend to redeem all of these shares held by Visa Europe on or about October 10, 2008. Upon the closing of this offering, for financial accounting purposes, we intend to classify this stock at its then fair value as temporary equity in our consolidated balance sheet. Additionally, over the period from the initial public offering date to October 10, 2008, which we refer to as the accretion period, this stock will be accreted to its redemption price through our retained earnings.

To reflect the impact of this accretion on the net income available to common stockholders, we report pro forma earnings per share using the two-class method. See Note 6—Pro Forma Earnings per Share to this unaudited pro forma condensed combined statement of operations. The redemption price of the class C (series II) common stock is $1.146 billion adjusted for dividends and certain other adjustments. See “Description of Capital Stock—Redemption.”

We determined the initial fair value of the class C (series II) common stock to be approximately $1.104 billion at the date of reorganization. We determined fair value by discounting the redemption price using a risk-free rate of 4.90% and a 95% probability of the successful completion of this offering on or prior to October 10, 2008. Completion of this offering would cause the class C (series II) common stock to become redeemable at the estimated redemption price on or after October 10, 2008. We estimate that the total amount of accretion will be approximately $42 million, which represents the difference between its initial fair value and its redemption price assuming no payment of dividends or other applicable adjustments.

The terms of the class C (series II) common stock require Visa Europe’s ownership of our common stock, on an as-converted basis, to represent no less than 10% of our total outstanding share capital at all times prior to October 10, 2008. As the shares sold in this offering will be issued shortly prior to the redemption of certain shares of class B and class C common stock, as described under “Use of Proceeds,” additional class C (series II) common stock will be issued to maintain Visa Europe’s required ownership interest in Visa Inc. during such time. This issuance will not have a cash impact or affect our financial results, including earnings per share, as the shares will be classified as temporary equity and will be redeemed together with all other outstanding class C (series II) common stock for a net aggregate price of $1.146 billion (subject to adjustment as described above) on or about October 10, 2008.

The Framework Agreement

After the reorganization, the relationship between Visa Inc. and Visa Europe is governed by a framework agreement, which provides for bilateral services and trademark and technology licenses.

Trademark and Technology Licenses. We granted Visa Europe exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology-related intellectual property owned by us within the Visa Europe region for use in the field of financial services, payments, related information technology and information processing services and participation in the Visa system. Visa Europe’s region consists of the European Union, Iceland, Israel, Liechtenstein, Monaco, Norway, San Marino, Switzerland, Turkey and Vatican City, along with other countries specified in our agreement with Visa Europe, and any other jurisdiction that becomes a full member state of the European Union in the future. Visa Europe may sublicense the Visa trademarks and technology intellectual property to its members and other sublicensees, such as processors, for use within Visa Europe’s region and, in certain limited circumstances, outside the Visa Europe region.

Pricing under the licenses is governed by a formula that depends in part on the dates when certain events occur, including the closing of the Inovant U.S. holdco merger (which occurred on October 2, 2007), the final closing of the reorganization (which occurred on October 3, 2007), our initial filing of the registration statement for this offering (which occurred on November 9, 2007) and the closing of this offering. For purposes of the unaudited pro forma condensed combined statement of operations, we assumed that the closing of this offering will occur on March 31, 2008.

On this basis, from October 1, 2007 through November 8, 2007, the fee for the licenses was payable at a rate of $6 million per quarter. Thereafter, from November 9, 2007, the base license fee will be payable quarterly at an annual rate of $143 million (approximately $36 million per quarter), and beginning November 9, 2010, this base license fee will increase annually based on the growth of the gross domestic product of the European Union.

The base license fee will be reduced by two components during the period ending October 5, 2008. First, during the period from November 9, 2007 until October 5, 2008, the annual rate of the base license fee will be reduced by an amount equal to $1.146 billion multiplied by the three-month LIBOR rate plus 100 to 200 basis points (the “LIBOR rate”). Second, during the period from the closing date of this offering until October 5, 2008, the annual rate of the base license fee will be further reduced by an amount equal to the product of the following variables: (i) the net price per share of our class A common stock in this offering; (ii) the number of shares of our class C (series III) common stock that would have been redeemed promptly out of the net proceeds of this offering, but for provisions in our amended and restated certificate of incorporation that permit Visa Europe to delay the redemption until October 6, 2008; and (iii) the LIBOR rate.

We determined that the base license fee, as adjusted in future periods based on the growth of the European Union gross domestic product, approximated fair value. We made this determination through an analysis of the fee rates implied by the economics of the licenses. However, due to the first and second fee reduction components, for financial accounting purposes, the trademark and technology licenses represented a contract that was below fair value.

We calculated our liability to provide these licenses at below fair value to be approximately $132 million, based on the November 9, 2007 registration statement filing date, the assumed March 31, 2008 offering closing date and the applicable three-month LIBOR rate at September 30, 2007 of 5.23%. The first fee reduction component will reduce the fee payable by $81 million, which is comprised of approximately $12 million for the period from October 1, 2007 through November 8, 2007 and approximately $69 million for the period from November 9, 2007 through October 5, 2008. The second fee reduction component will further reduce the fee payable in the period March 31, 2008 through October 5, 2008 by approximately $51 million. The assumptions used represent our best estimate of the future impact of these terms of the framework agreement.

The application of the LIBOR rate in determining the first and second fee reduction components represent a variable interest element embedded within the framework agreement, which we will treat as an embedded derivative with changes in fair value reflected in our statement of operations under the guidelines of SFAS No. 133. This embedded derivative does not impact the unaudited pro forma condensed combined statement of operations.

4.	Combination and Pro Forma Reorganization Adjustments

The following describes the combination and pro forma adjustments we applied to the unaudited pro forma condensed combined statement of operations for fiscal 2007 of Visa U.S.A. and Visa International, derived from their historical financial statements included elsewhere in this prospectus, and Visa Canada, to reflect the reorganization and this offering as if they had occurred on October 1, 2006.

Combination Adjustments

A – Represents reclassification adjustments made to the historical statements of operations presentation of Visa U.S.A., Visa International and Visa Canada to consistently conform the presentation of like revenues and expenses. Historically, Visa U.S.A., Visa International and Visa Canada as separate entities have applied different captions to describe similar revenues and expenses. These adjustments were applied to group similar accounts using the captions of Visa U.S.A., the accounting acquirer. These adjustments have no impact on net (loss) income of these entities as reported in their historical consolidated financial statements.

The following table reconciles the individual combination adjustments applied for reclassification purposes to the unaudited pro forma condensed combined statement of operations for fiscal 2007:

	Visa International Adjustments		Total Adjustments - Tickmark A
	(in thousands)
Operating revenues
Service fees	$(141,540	) AA	$(141,540)
International transaction fees	777,552	AA	777,552
International service revenues	(636,012	) AA	(636,012)

Operating expenses
Affiliates services	$(211,808	) AB	$(211,808)
Premises, equipment and software	(49,357	) AF	(108,147)
	(58,790	) AC
Communication	(36,533	) AD	(36,533)
Network, EDP and communications	58,790	AC	95,323
	36,533	AD
Travel and meetings	(57,412	) AE	(57,412)
Administrative and other	211,808	AB	318,541
	57,412	AE
	(272)
	49,357	AF
	(57)
	293
Settlement risk guarantee	57		57
Litigation provision	272		272
Non-operating income, net	$293		$(90,724)
	(98,168	) AH
	13,689	AG
	1,961
	(8,499	) AI
Other income (expense)
Equity in earnings of unconsolidated affiliates	$(1,961)		$2,521
	4,482
Interest income (expense)	(13,689	) AG	(13,689)
Investment income, net	98,168	AH	93,686
	(4,482)
Other income	8,499	AI	8,499

AA—Represents reclassifications of Visa International’s service fees and international service revenues to international transaction fees to conform them to the presentation of Visa U.S.A.

AB—Represents reclassifications of Visa International’s affiliate services expenses to administrative and other expenses to conform them to the presentation of Visa U.S.A.

AC—Represents reclassifications of Visa International’s equipment expenses to network, EDP and communications expenses to conform them to the presentation of Visa U.S.A.

AD—Represents reclassifications of Visa International’s communications expenses to network, EDP and communications expenses to conform them to the presentation of Visa U.S.A.

AE—Represents reclassifications of Visa International’s travel and meetings expenses to administrative and other expense to conform them to the presentation of Visa U.S.A.

AF—Represents reclassifications of Visa International’s premises expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AG— Represents reclassifications of Visa International’s interest expense to its own line item to conform it to the presentation of Visa U.S.A.

AH— Represents reclassifications of Visa International’s interest and dividend income and expense to investment income, net, to conform them to the presentation of Visa U.S.A.

AI—Represents reclassifications of Visa International’s miscellaneous non-operating income to other income to conform them to the presentation of Visa U.S.A.

B – Represents the adjustments required to eliminate the effects of transactions and cross-ownership among and between Visa U.S.A., Visa International and Visa Canada.

The following table reconciles the individual combination adjustments applied for elimination purposes to the unaudited pro forma condensed combined statement of operations for fiscal 2007:

	Visa U.S.A. Adjustments		Visa International Adjustments		Visa Canada Adjustments		Real Estate Joint Ventures Adjustments		Total Adjustments - Tickmark B
	(in thousands)
Operating Revenues
Service fees	$—		$(188,985	) BB	$—		$—		$(188,985)
Data processing fees	(83,175	) BA	(3,060	) BB	—		—		(86,235)
Other revenues	(148,576	) BA	—		—		(62,574	) BC	(194,710)
							1,501	BD
							14,939	BD

Total adjustments—operating revenues									$(469,930)

Operating expenses
Affiliates services	$—		$—		$(21,505	) BA	$—		$(21,505)
Network, EDP and communications	(2,839	) BB	—		—		—		(2,839)
Visa International fees	(172,728	) BB	—		(18,256	) BB	—		(190,984)
Professional and consulting fees	—		(2,895	) BA	—		—		(2,895)
Administrative and other	—		(209,148	) BA	1,980	BB	—		(266,811)
			1,501	BD	1,797	BA
			(202	) BB
	(52,242	) BC	(10,332	) BC
			(165	) BH

Total adjustments—operating expenses									$(485,034)

Non-operating income, net	$—		$(14,939	) BD	$—		$—		$(14,939)

Other income (expense)
Equity in earnings of unconsolidated affiliates	$(40,171	) BE	$(2,410	) BG	$(753	) BG	$—		$(43,550)
	(108	) BF	(108	) BF
Minority interest (expense)	3,163	BG	—		—		—		3,163

Total adjustments—other income (expense)									$(40,387)

BA—Represents eliminations of Visa U.S.A.’s revenues from Visa International and Visa Canada for data processing and development services and various license and usage rights primarily related to the VisaNet proprietary network.

BB—Represents eliminations of Visa International’s revenues from Visa U.S.A. and Visa Canada for services primarily related to global brand management, global product enhancements and global electronic payment systems.

BC—Represents eliminations of the real estate joint ventures’ rental income from Visa U.S.A. and Visa International.

BD—Represents eliminations of the real estate joint ventures’ rental expense to Visa International.

BE—Represents eliminations of Visa U.S.A.’s investment in Visa International and related equity in earnings of unconsolidated affiliates.

BF—Represents eliminations of Visa International’s and Visa U.S.A.’s equity in earnings of unconsolidated affiliates related to the real estate joint ventures.

BG—Represents eliminations of minority interest expense and equity in earnings of affiliates for Visa International’s and Visa Canada’s investment in Inovant.

BH—Represents elimination of administration and other related to foreign exchange for Visa Canada’s investment in Inovant.

C – Represents the adjustments necessary to record the gross revenues and expense balances related to the real estate joint ventures for fiscal 2007. Visa U.S.A. and Visa International previously each owned 50% of these real estate joint ventures and accounted for their investments under the equity method. See Note 8—Investments in Joint Ventures to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Pro Forma Reorganization Adjustments

D – The adjustment to the statement of operations represents the following pro forma adjustments to record additional non-cash amortization and depreciation expense related to the new basis of intangible and tangible definite lived assets, which were recorded on a pro forma basis at their estimated fair value.

	Visa U.S.A. Historical Expense for Fiscal 2007	Visa Int’l, Visa Canada, Real Estate Joint Ventures Historical Expense for Fiscal 2007	Pro Forma Reorganization Adjustment	Total Expense for Fiscal 2007
	(in thousands)
Depreciation	$74,456	$30,541	$(3,837)	$101,160
Amortization	51,049	16,337	59,355	126,741

Total	$125,505	$46,878	$55,518	$227,901

The following table represents the estimated remaining useful lives we assumed for each asset class to record the adjustment to historical depreciation and amortization:

Estimated Remaining Useful Lives

Tradename	Not depreciated

Customer relationships	Not depreciated

Visa Europe franchise right	Not depreciated

Facilities
Land	Not depreciated
Buildings and building improvements	26 to 32 years
Leasehold improvements	2 to 6 years
Furniture and fixtures	4 to 6 years

Equipment	1 to 7 years

Technology	2 to 4 years

Visa Europe and Other Pro Forma Reorganization Adjustments

E – Represents the adjustment to historical service fees to reflect the newly negotiated fee structure for on-going service fee commitments pursuant to the bilateral services agreement. For the purposes of our unaudited pro forma condensed combined statement of operations, the adjustment reduces historical service fees to the amount of services Visa Europe is obligated to purchase from us at fixed prices in the 12 months following the reorganization. This adjustment does not reflect additional optional card services for which Visa Europe is entitled at its discretion at fixed prices under the bilateral services agreement.

F – Represents the adjustment to historical data processing fees to reflect the newly negotiated fee structure for on-going data processing services pursuant to the bilateral services agreement. For the purposes of our unaudited pro forma condensed combined statement of operations presentation, the adjustment reduces historical data processing fees to the amount we would have earned under the newly negotiated fee structure based on actual transaction volume experienced in fiscal 2007. This adjustment does not reflect optional fixed fee services for which Visa Europe is entitled at its discretion under the bilateral services agreement.

G – Represents the adjustment to historical international transaction fees to reflect the impact of the new foreign exchange revenue sharing agreement with Visa Europe, pursuant to the bilateral services agreement.

H – Represents the adjustment to historical other revenues to record the fee that Visa Europe will pay us pursuant to the framework agreement. The adjustment reflect the first and second fee reduction components and accretion to revenue of the obligation under the framework agreement recorded in purchase accounting which we have calculated based on our assumptions as detailed in Note 3 “Visa Europe Transaction—Trademark and Technology Licenses” to this unaudited pro forma condensed combined statement of operations.

I – Represents the adjustment to eliminate the minority interest and minority interest expense attributable to the 10% ownership interest in Inovant held by Visa Europe.

Income Tax Pro Forma Adjustments

J – Represents the adjustment to the historical income tax expense for fiscal 2007, result of consolidating Visa U.S.A., Visa International and Visa Canada, including:

•	Adjustments to the tax provision of Visa U.S.A. related to Visa U.S.A.’s interest in Visa International;

•	Adjustments to the current state tax provision of Visa U.S.A., Visa International and Inovant to account for consolidated apportioned statutory state rates; and

•	Adjustments to Visa Canada related to the entity’s change in status from a not-for-profit corporation to a for-profit corporation.

K – Represents the adjustment to reflect the tax provision impact related to purchase accounting adjustments applied to the historical consolidated statements of operations for fiscal 2007.

5.	Pro Forma Offering Adjustments

Loss of California Special Deduction

The State of California, where Visa U.S.A. and Visa International are headquartered, historically has not taxed a substantial portion of the reported income of these companies on the basis that both operate on a cooperative or mutual basis and are therefore eligible for a special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International are generally only subject to California taxation on interest and investment income. Therefore, the majority of each company’s income has not historically been taxed in California.

As a result of this offering and consequent ownership by parties other than our financial institution customers, we will no longer be eligible to claim the special deduction. We will be subject to California taxation as a traditional, for-profit business enterprise. Accordingly, pro forma adjustments were applied to reflect the loss of the benefit of the special deduction and the resulting estimated increase in our state tax expense. Had ineligibility for the special deduction been reflected at the beginning of the fiscal year presented in the unaudited pro forma condensed combined statement of operations, our income tax benefit would decrease and net loss would increase by approximately $31 million in fiscal 2007.

6.	Pro Forma Earnings per Share

Pro Forma Shares Outstanding

Based on the assumptions detailed below, the following table sets forth, on a pro forma basis, (i) the number of shares of common stock outstanding following the reorganization and this offering, reflecting the application of $11.9 billion of the proceeds of this offering to redeem 132,989,608 shares of class B common stock and 144,217,005 shares of class C common stock, and (ii) the number of shares of class A common stock issuable upon conversion of the class B common stock and class C common stock:

Class of Common Stock	Shares Outstanding Upon Reorganization and Offering(3)	Class A Common Stock Outstanding or Issuable Upon Conversion of the Class B and Class C Common Stock(3)
Class A(1)	406,000,000	406,000,000
Class B	267,262,264	197,116,361
Class C (series I, III and IV)(2)	170,853,436	170,853,436
Class C (series II)(3)	79,748,857	—

Total	923,864,557	773,969,797

(1)	Amount excludes 1,292,205 shares of restricted stock and 619,258 restricted stock units that we granted immediately following the pricing of this offering to certain of our directors and employees.
(2)	This amount does not include 31,853,182 shares of class C (series III) common stock reclassified as a liability upon closing of this offering. See Note 3—Visa Europe Transaction.
(3)	Class C (series II) common stock is not convertible into class A common stock upon completion of this offering.

Prior to this offering, each of the regional classes of common stock will be converted into class C common stock or, in the case of regional common stock held by members of Visa U.S.A., class B common stock.

The conversion rate applicable to any conversion of our class C common stock into class A common stock will be one-to-one, subject to adjustment for stock splits, recapitalizations and similar transactions. Assuming the deposit of $3.0 billion into the escrow account, the conversion rate applicable to the class B common stock into class A common stock immediately following this offering will be 0.74 shares of class A common stock per share of class B common stock. See “Business—Retrospective Responsibility Plan.”

Immediately prior to this offering, we will issue additional shares of class C (series II) common stock pursuant to the provisions of our amended and restated certificate of incorporation that require Visa Europe’s ownership of our common stock on an as-converted basis to represent no less than 10% of our total outstanding share capital at all times prior to October 5, 2008. The issuance of these shares will have no cash impact and will not affect our financial results, including earnings per share, as the shares will be classified as temporary equity and all class C (series II) common stock is intended to be redeemed in October 2008 for an aggregate price of $1.146 billion (subject to reduction to the extent of dividends paid by us prior to that time and other adjustments).

Calculation of Earnings per Share

Upon the closing of this offering, for financial accounting purposes, we intend to classify all class C (series II) common stock at its then fair value as temporary or mezzanine level equity in our consolidated balance sheet. Additionally, over the period from the closing of this offering to on or about October 10, 2008 (the date on which we intend to redeem all of these shares held by Visa Europe) we will accrete this stock to its redemption price through our retained earnings. We estimate that the total amount of accretion will be approximately $42 million, which represents the difference between its initial fair value and its redemption price assuming no dividends or other applicable adjustments.

Upon the closing of this offering, for financial accounting purposes, we intend to classify the class C (series III) redemption shares as a liability, at their redemption value, in our consolidated balance sheet. From the date of reclassification, these shares shall be excluded from the weighted average number of shares outstanding in the calculation of basic and diluted earnings per share. However, until redeemed, the class C (series III) redemption shares will continue to share ratably (on an as-converted basis) in any dividends or distributions paid on our common stock. Such participation has no impact on the redemption value of this common stock. Therefore, in the calculation of basic and diluted earnings per share, the class C (series III) redemption shares shall be treated as participating in the allocation of net income and will proportionately reduce net income available to all remaining common stockholders.

The total amount of accretion of the class C (series II) common stock and the allocation of net income to the class C (series III) redemption shares reduces the amount of net income available to common stockholders for the purposes of calculating pro forma basic and diluted earnings per share during the period from the closing of this offering until the redemption of the class C (series II) and class C (series III) common stock. We expect to redeem the class C (series II) and the class C (series III) common stock on or about October 10, 2008. For the purposes of presenting pro forma earnings per share, we have assumed a reorganization and an initial public offering date of October 1, 2006. Under these assumptions, the class C (series II) common stock and class C (series III) redemption shares would be redeemed approximately one year after the reorganization, on or about October 10, 2007. We have therefore reported pro forma earnings per share under the two-class method for fiscal 2007 to reflect the accretion of the class C (series II) common stock to its redemption value and the allocation of net income to the class C (series III) redemption shares.

The holders of class A, class B and class C common stock are entitled to share ratably (on an as-converted basis) in dividends or distributions paid on the common stock, regardless of class or series. Therefore under the guidelines of SFAS No. 128 “Earnings Per Share,” on a pro forma basis we have presented earnings per share using the two-class method with separate disclosure of pro forma earnings per share attributable to: (i) class A common stock and class C (series I, III and IV) common stock; (ii), class B common stock; and (iii) class C (series II) common stock. Pro forma net income available to common stockholders for fiscal 2007 is calculated as follows:

(in thousands except per share data)
Pro forma net loss	$(891,536)
Less: Accretion of class C (series II) common stock	(42,000)
Plus: Loss allocated to participating class C (series III) redemption shares held by Visa Europe	36,902

Total pro forma net loss available to common stockholders	(896,634)
Pro forma basic loss per share—two class method:
Class A and class C (series I, III and IV) common stock	(1.16)
Class B common stock	(0.85)
Class C (series II) common stock(1)	—
Pro forma diluted earnings (loss) per share—two-class method:
Class A and class C (series I, III and IV) common stock	(1.16)
Class B common stock	(0.85)
Class C (series II) common stock(1)	0.53

(1)	The aggregate redemption price of the class C (series II) common stock is reduced by the aggregate amount of any dividends and other distributions declared and paid. Therefore, for the purposes of calculating pro forma earnings per share, under SFAS No. 128, class C (series II) common stockholders are deemed not to participate in any distribution of pro forma net income available to other common stockholders.

Had the class C (series II) common stock and class C (series III) redemption shares been redeemed on October 1, 2006, the beginning of the period, pro forma earnings per share would have been $(1.15) per share of class A and class C (series I, III and IV) common stock and $(0.85) per share of class B common stock for fiscal 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF HISTORICAL AND

PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VISA INC.

This management’s discussion and analysis provides a review of the results of operations, financial condition and the liquidity and capital resources of Visa Inc. and its subsidiaries on a historical and pro forma basis and outlines the factors that have affected recent earnings, as well as those factors that may affect future earnings. The following discussion and analysis should be read in conjunction with Visa Inc.’s unaudited consolidated financial statements and related notes at and for the three months ended December 31, 2007, the consolidated balance sheet and related notes at October 1, 2007, and with the information under “Unaudited Pro Forma Condensed Combined Statement of Operations” included elsewhere in this prospectus.

Overview

Visa operates the world’s largest retail electronic payments network and manages the world’s most recognized global financial services brand. We provide financial institutions with platforms that encompass consumer credit, debit, prepaid and commercial payments. We facilitate global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. Each of these constituencies has played a key role in the ongoing worldwide migration from paper-based to electronic forms of payment, and we believe that this transformation will continue to yield significant growth opportunities in the electronic payments industry. We will continue to explore additional opportunities to enhance our competitive position by expanding the scope of payment solutions to benefit our existing customers and to position Visa to serve more and different constituencies.

In order to respond to industry dynamics and enhance Visa’s ability to compete, Visa consummated a reorganization in October 2007 in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc., a Delaware stock corporation. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned by its member financial institutions and entered into a set of contractual arrangements with Visa Inc. in connection with the reorganization. In the reorganization, we issued different classes and series of shares reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located.

There is no historical combined statement of operations of Visa Inc. prior to October 1, 2007 because Visa Inc. did not have any operations prior to the reorganization. In order to provide insight into our operating results and trends affecting our business, this management’s discussion and analysis of our operating results includes a comparison of the results of operations for three months ended December 31, 2007 to the pro forma results of operations for the three months ended December 31, 2006 and a comparison of the pro forma results of operations for fiscal 2007 to the pro forma results of operations for fiscal 2006, as if the reorganization had occurred on October 1 of each of fiscal 2007 and 2006. This pro forma information is derived from our unaudited consolidated financial statements for the three months ended December 31, 2007 and our audited balance sheet at October 1, 2007 and presented in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” See Note 3—The Reorganization to the unaudited financial statements for the three months ended December 31, 2007 and Note 3—The Reorganization to the audited consolidated balance sheet of Visa Inc. at October 1, 2007. In addition, this management’s discussion and analysis includes a comparison of our operating results for the three months ended December 31, 2007 to the operating results of Visa Inc.’s accounting acquirer, Visa U.S.A., for the three months ended December 31, 2006.

The following table sets forth our actual and pro forma operating revenues for the periods indicated:

	Three Months Ended December 31, 2007	Pro Forma	$ /% Change from 2007 to 2006			$ /% Change from 2007 to 2006
		Three Months Ended December 31, 2006		Pro Forma Fiscal Year
				2007	2006
	(in millions, except percentages)
U.S. operating revenues	$920	$800	$120/15%	$3,404	$2,761	$643/23%
Non-U.S. operating revenues	568	373	195/52%	1,789	1,141	648/57%

Total operating revenues	$1,488	$1,173	$315/27%	$5,193	$3,902	$1,291/33%

Our non-U.S. operating revenues for the three months ended December 31, 2007 represented 38% of total operating revenues. In fiscal 2007 and 2006, our pro forma non-U.S. operating revenues represented 34% and 29%, respectively, of our total pro forma operating revenues for those periods. Growth in operating revenues outside of the United States accounted for 62% of the increase in total operating revenues for the three months ended December 31, 2007 compared to the same period in 2006 and 56% of the increase in total operating revenues in fiscal 2007 compared to fiscal 2006. In fiscal 2007, the increase in revenues outside the United States was due primarily to a $0.3 billion increase in revenues in our Asia Pacific region and a $0.3 billion increase in revenues in our Latin America and Caribbean region. In addition a significant portion of the revenues we earn outside the United States results from cross-border business and leisure travel. Revenues from processing foreign currency transactions for our customers fluctuate with cross-border travel and our customers’ need for transactions to be converted into their base currency.

The following tables set forth product payments volumes and transactions for the periods presented:

	U.S.A.			Rest of World (3)			Visa Inc.
	3 months ended September 30, 2007	3 months ended September 30, 2006	% Change	3 months ended September 30, 2007	3 months ended September 30, 2006	% Change	3 months ended September 30, 2007	3 months ended September 30, 2006	% Change
	(in billions, except percentages)
Payments Volume
Consumer credit	$165	$154	7%	$182	$147	24%	$347	$301	15%
Consumer debit (1)	171	151	13%	28	20	40%	199	171	16%
Commercial and other	52	45	16%	25	21	19%	77	66	17%

Total Payments Volume	$388	$350	11%	$235	$188	25%	$623	$538	16%
Cash volume	101	96	5%	248	187	33%	349	283	23%

Total Volume (2)	$489	$446	10%	$483	$375	29%	$972	$821	18%

	U.S.A.			Rest of World (3)			Visa Inc.
	12 months ended June 30, 2007	12 months ended June 30, 2006	% Change	12 months ended June 30, 2007	12 months ended June 30, 2006	% Change	12 months ended June 30, 2007	12 months ended June 30, 2006	% Change
	(in billions, except percentages)
Payments Volume
Consumer credit	$624	$589	6%	$634	$534	19%	$1,258	$1,123	12%
Consumer debit (1)	637	575	11%	93	69	35%	730	644	13%
Commercial and other	188	159	18%	90	72	25%	278	231	20%

Total Payments Volume	$1,449	$1,323	10%	$817	$675	21%	$2,266	$1,998	13%
Cash volume	382	348	10%	834	652	28%	1,216	1,000	22%

Total Volume (2)	$1,831	$1,671	10%	$1,651	$1,327	24%	$3,482	$2,998	16%

	U.S.A.			Rest of World			Visa Inc.
	3 months ended December 31, 2007	3 months ended December 31, 2006	% Change	3 months ended December 31, 2007	3 months ended December 31, 2006	% Change	3 months ended December 31, 2007	3 months ended December 31, 2006	% Change
	(in millions, except percentages)
Total Transactions (4)	7,611	6,745	13%	1,483	1,274	16%	9,094	8,019	13%

	U.S.A.			Rest of World			Visa Inc.
	12 months ended September 30, 2007	12 months ended September 30, 2006	% Change	12 months ended September 30, 2007	12 months ended September 30, 2006	% Change	12 months ended September 30, 2007	12 months ended September 30, 2006	% Change
	(in millions, except percentages)
Total Transactions (4)	27,546	24,808	11%	5,174	4,394	18%	32,720	29,202	12%

(1)	Includes prepaid volume
(2)	Total volume is the sum of total payments volume and cash volume. Total payments volume is the total monetary value of transactions for goods and services that are purchased. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks. Payments volume on Visa branded goods and services for the preceding quarter is the basis for service fees.
(3)	Includes Bulgaria and Romania through March 31, 2007, after which time they became part of Visa Europe
(4)	Represents transactions processed by our Visanet system during the periods presented. Transactions processed are the basis for data processing fees.

We believe that payments volume, which is the basis for card service fees revenue, and transactions, which drive data processing revenue, are key drivers of our business. We estimate that approximately 80% of Visa Inc. pro forma fiscal 2007 global payments volume was generated under multi-year arrangements with our customers. Payments volume and revenues are impacted by changes in currency rates. Payments volumes and revenues increased, reflecting in part the impact of the weaker U.S. dollar during the three months ended December 31, 2007 and fiscal 2007. Payments volume, increased 16% to $623 billion during the three months ended September 30, 2007, with double-digit growth across all product categories. Growth outside the United States was 25%, driven primarily by increased volumes in the Asia Pacific and Latin America and Caribbean geographies, accounting for 57% of our overall payments volume growth, versus the prior year comparable period. Payments volume increased 13% to $2.3 trillion during the twelve months ended June 30, 2007, with double-digit growth across all product categories. Payments growth outside the United States was 21%, again driven primarily by increased volumes in the Asia Pacific and Latin America and Caribbean geographies, accounting for 53% of our overall payments volume growth for this period. Transactions processed increased by 1.1 billion, or 13%, to 9.1 billion during the three months ended December 31, 2007 from 8.0 billion in the prior year comparable period. Growth in transactions processed in the United States accounted for 0.9 billion, or 81%, of the growth in transactions processed. Transactions processed increased by 3.5 billion, or 12%, in fiscal 2007 to 32.7 billion from 29.2 billion in fiscal 2006. Growth in transactions processed in the United States accounted for 2.7 billion, or 78%, of the growth in transactions processed.

Growth in operating revenues exceeded growth in payments and transactions volumes reflecting the continued impact of new service fees and changes in pricing for various services in regions outside the United States as those regions transition to a business model seeking to increase profitability. While we believe that these pricing changes will generate ongoing benefits, we do not believe that the rate of growth in operating revenues during the three months ended December 31, 2007 and during fiscal 2007 is representative of sustainable future revenue growth because it includes the impacts of the new service fees introduced in the second half of fiscal 2007. We expect future price increases to correlate more closely with innovations in our product line and improvements in our service model. In addition, new and renewed volume and support incentive agreements executed late in the first quarter of fiscal 2008 are expected to increase volume and support incentives significantly during the second fiscal quarter.

Our business is affected by overall economic conditions and consumer spending patterns. We expect that the impacts of the softening housing market, declining mortgage credit quality, and recent economic trends in the United States will moderate our rate of growth during the remainder of fiscal 2008.

Operating income as a percentage of operating revenue, or operating margin, was 46% for the three months ended December 31, 2007 compared with pro forma operating margin of 34% for the prior year comparable period, reflecting the combined impacts of strong revenue growth discussed above and modest 3% growth in operating expenses. We do not believe that this operating margin is representative of sustainable future performance due to the factors discussed above.

Our pro forma operating loss of $1.1 billion in fiscal 2007 included a litigation provision of $2.7 billion under SFAS No. 5 associated with amounts required to settle the American Express litigation and management’s liability estimate related to the Discover litigation and other matters. See Note 21—Legal Matters to the consolidated balance sheet of Visa Inc. at October 1, 2007. In the absence of these litigation charges, our pro forma operating margin would have increased substantially over the prior fiscal year as our growth in revenue exceeded our growth in expenses other than litigation.

On November 1, 2007, we, Visa U.S.A. and Visa International entered into an agreement with American Express to resolve all current litigation between American Express and Visa U.S.A. and Visa International, and the related litigation between American Express and five other co-defendant banks. Under the settlement agreement, an initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from us and $185 million from the five co-defendant banks. Beginning March 31, 2008, we will pay American Express an additional amount of up to $70 million per quarter for 16 quarters, for a maximum total of $1.12 billion. Total future payments discounted at 4.72% over the payment term, or $1.9 billion, are reflected in the litigation provision on Visa U.S.A.’s consolidated statement of operations for fiscal 2007 and in current and long-term accrued litigation on its consolidated balance sheet at September 30, 2007 and on our consolidated balance sheet at October 1, 2007.

In addition, in accordance with SFAS No. 5, Visa U.S.A. recorded a litigation provision of $650 million at September 30, 2007 related to its ongoing litigation with Discover. This provision is reflected in the litigation provision on Visa U.S.A.’s consolidated statement of operations for fiscal 2007 and in current accrued litigation on its balance sheet at September 30, 2007 and on our consolidated balance sheet at October 1, 2007.

The American Express and Discover litigations are covered by our retrospective responsibility plan and we intend to fund any payment obligations with respect to these matters under that plan. Our retrospective responsibility plan is a central component of the reorganization and is designed to address potential liabilities arising from certain litigation that we refer to as the covered litigation. Our capital structure was designed to implement a key principle of the retrospective responsibility plan, which is that liability for the covered litigation would remain with the holders of our class B common stock, all of which are members of Visa U.S.A. As part of the plan, we intend to deposit $3.0 billion in an escrow account from which settlements of, or judgments in, the covered litigation will be payable. After giving effect to the application of the proceeds of this offering, the conversion rate applicable to each share of class B common stock will be 0.74 shares of class A common stock per share of class B common stock. After the closing of this offering, we may be directed by the litigation committee (a committee established pursuant to a litigation management agreement among Visa Inc., Visa International, Visa U.S.A. and the members of the committee, all of whom are affiliated with, or acting for, certain Visa U.S.A. members) to sell class A common stock to raise additional funds to be used for such purpose, in which case the conversion rate will further adjust so that each share of class B common stock converts into fewer shares of class A common stock. See “Business—Retrospective Responsibility Plan.”

The Reorganization

The reorganization will impact our business, results of operations and financial condition in future periods in a number of significant ways:

•

Charges. Certain charges directly connected to the reorganization will affect our results of operations in future periods. These charges will include charges during fiscal 2008 related to workforce consolidation due to elimination of overlapping functions and to certain professional fees related to enhancing our systems and infrastructure to support the global organization. We incurred charges related to severance and other termination benefits of $27 million during the three months ended December 31, 2007. We are evaluating various alternatives for achieving synergies in the global organization and expect to incur additional charges, which may be significant, during the remainder of fiscal 2008 and in early fiscal 2009. During the remainder of fiscal 2008 we also expect to incur charges related to equity compensation to be granted in connection with this offering.

•

Commercial relationship with Visa Europe. We will not directly operate in the Visa Europe region, which covers the European Union, Iceland, Israel, Liechtenstein, Monaco, Norway, San Marino, Switzerland, Turkey and Vatican City, along with other countries specified in our agreement with Visa Europe, and any other jurisdiction that becomes a full member state of the European Union in the future. Our relationship with Visa Europe is governed by a framework agreement providing for exclusive, perpetual, non-transferable trademark and technology licenses within Visa Europe’s field of use and the provision of certain bilateral services. This agreement is designed to ensure that Visa’s business and processing infrastructures will be both efficient and interoperable on a global basis. This agreement also gives Visa Europe broad rights to operate the Visa business in its region. We will have limited ability to control Visa Europe’s operations and will have limited recourse in the event of a breach of the framework agreement by Visa Europe.

•

Visa Europe put option. We have granted Visa Europe the option to cause the sale of Visa Europe to us. See “Material Contracts—The Put-Call Option Agreement.” We will record any changes in the fair value of this option in our statements of operations. Changes in the value of the put option will result in fluctuations in our reported net income. The exercise of the Visa Europe put option would also result in a significant liquidity event.

•

Income taxes. The State of California, where Visa U.S.A. and Visa International are headquartered, historically has not taxed a substantial portion of the reported income of these companies on the basis that both operate on a cooperative or mutual basis and are therefore eligible for a special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International are generally only subject to California taxation on interest and investment income. Therefore, the majority of each company’s income has not historically been taxed in California. As a result of this offering and consequent ownership by parties other than our financial institution customers, we will no longer be eligible to claim the special deduction. Had ineligibility for the special deduction been reflected at the beginning of the three months ended December 31, 2007, our income tax expense reflected on our consolidated statements of operations would have increased and net income would have decreased by approximately $10 million, increasing our effective tax rate to 39% from 38%. Had ineligibility been reflected at the beginning of each fiscal 2007 and 2006, our income tax benefit would have decreased and net loss would have increased by approximately $31 million in fiscal 2007, and our income tax expense would have increased and net income would have decreased by approximately $16 million in fiscal 2006, increasing our effective tax rate to 41% from 38%. We are evaluating our overall global corporate tax structure as a newly formed global company and are considering various tax alternatives and strategies to assist in managing our overall effective tax rates in the future.

•

One time tax benefit. Following the completion of this offering, our earnings for the second fiscal quarter of 2008 are expected to increase by approximately $100 million as a result of a one-time tax benefit due to a change in our state tax apportionment methodology.

Results of Operations

Operating Revenues and Expenses

Operating Revenues

Our operating revenues consist of gross operating revenues reduced by payments made to customers and merchants under volume and support incentive arrangements. Gross operating revenues consist of service fees, data processing fees, international transaction fees and other revenues. Our operating revenues are based upon aggregate payments volume reported by our customers or transactional information accumulated by our transaction processing systems. Our operating revenues are primarily generated from fees calculated on the payments volume of activity on Visa-branded cards, which we refer to as service fees, and from the fees charged for providing transaction processing, which we refer to as data processing fees. Historically, pricing has varied among our different geographies because geographies outside the United States had operated under an association business model and managed operations to a predetermined level of operating margin. In 2007, geographies outside the United States began the transition to a business model seeking to increase profitability and made competitive increases in their pricing structure. Competitive pricing changes were made in this regard during fiscal 2007 and we will continue to assess opportunities for competitive adjustments in pricing outside the United States as transition of the business model continues in fiscal 2008 and 2009. Pricing may be modified on a customer-by-customer basis through volume and support incentive arrangements. Service fees and data processing fees together represented 70% of our gross operating revenues for the three months ended December 31, 2007 and 73% of our pro forma gross operating revenues for the three months ended December 31, 2006. Service fees and data processing fees together represented 72% of our pro forma gross operating revenues in each of fiscal 2007 and 2006. We do not earn revenues from, or bear credit risk with respect to, interest and fees paid by cardholders on Visa-branded cards. Our issuing customers have the responsibility for issuing cards and determining interest rates and fees paid by cardholders, and most other competitive card features. Nor do we earn revenues from the fees that merchants are charged for card acceptance, including the merchant discount rate. Our acquiring customers, which are generally responsible for soliciting merchants, establish and earn these fees.

A significant portion of our operating revenues is concentrated among our largest customers. Our five largest customers represented approximately $324 million, or 22%, of our operating revenues for the three months ended December 31, 2007. In addition, our operating revenues from our largest customer, JPMorgan Chase, accounted for $106 million, or 7%, of our operating revenues for the three months ended December 31, 2007. In fiscal 2007, our pro forma operating revenues from our five largest customers represented approximately $1.2 billion, or 23%. In fiscal 2006, our pro forma operating revenues from our five largest customers represented $938 million, or 24%. In addition, our pro forma operating revenues from our largest customer, JPMorgan Chase, accounted for $454 million, or 9%, and $408 million, or 10%, of our pro forma operating revenue for fiscal 2007 and 2006, respectively.

The following sets forth the components of our operating revenues:

Service fees

Service fees reflect payments by customers for their participation in card programs carrying our brands. Service fees are primarily calculated on the payments volume of products carrying the Visa brand. We rely on our customers to report payments volume to us. Service fees in a given quarter are assessed based on payments volume in the prior quarter, excluding PIN-based debit volume. Therefore, service fees reported with respect to the three months ended December 31, 2007 were based on payments volume reported by our customers for the three months ended September 30, 2007, and pro forma service fees for the three months ended December 31, 2006 were based on payments volume reported by our customers for the 3 months ended September 30, 2006. Furthermore, pro forma service fees reported with respect to fiscal 2007 and 2006 were based on pro forma payments volume reported by our customers for the 12 months ended June 30, 2007 and June 30, 2006, respectively. These actual and pro forma payments volumes also do not include cash disbursements obtained with Visa-branded cards, balance transfers or convenience checks, which we refer to as cash volume.

Also included in service fees are acceptance fees, which are used to support merchant acceptance and ongoing volume growth initiatives. Two new acceptance fees were introduced in April 2007, which apply to U.S. consumer debit payments volume and U.S. consumer credit and commercial payments volume. These fees supersede previously existing issuer programs. In addition, we introduced a new brand development fee during fiscal 2007.

Data processing fees

Data processing fees consist of fees charged to customers for providing transaction processing and other payment services, including processing services provided under our bilateral services agreement with Visa Europe. Data processing fees are based on information we accumulate from VisaNet, our proprietary, secure, centralized, global processing platform, which provides transaction processing services linking issuers and acquirers. Data processing fees are recognized as revenues in the same period the related transaction occurs or services are rendered.

Data processing fees are primarily driven by the number, size and type of transactions processed and represent fees for processing transactions that facilitate the following services:

•	Authorization. Fees to route authorization requests to the issuer when a merchant, through its acquirer, requests approval of a cardholder’s transaction.

•	Clearing and settlement. Fees for determining and transferring transaction amounts due between acquirers and issuers.

•	Single Message System, or SMS, switching. Fees for use of the SMS for determining and transferring debit transaction amounts due between acquirers and issuers.

•	Member processing. Fees for use of the debit processing service, which provides processing and support for Visa debit products and services.

•	Processing guarantee. Fees charged for network operations and maintenance necessary for ongoing system availability.

•	Other products and services. Fees for miscellaneous services that facilitate transaction and information management among Visa members.

Volume and support incentives

Volume and support incentives are contracts with financial institution customers, merchants and other business partners for various programs designed to build payments volume, increase card issuance and product acceptance and increase Visa-branded transactions. These contracts, which range in term from one to 13 years, provide incentives based on payments volume growth or card issuance, or provide marketing and program support based on specific performance requirements. We provide cash and other incentives to certain customers in exchange for their commitment to generate certain payments volume using Visa-branded products for an agreed period of time.

Pricing varies among our different geographies and may be modified on a customer-by-customer basis through volume and support incentive arrangements. In this regard, volume and support incentives represent a form of price reduction to these customers. Accordingly, we record these arrangements as a reduction to operating revenues. Certain incentives are estimated based on projected performance criteria and may change when actual performance varies from projections, resulting in adjustments to volume and support incentives. Management regularly reviews volume and support incentives and estimates of performance. Estimated costs associated with these contracts are adjusted as appropriate to reflect payments volume performance and projections that are higher or lower than management’s original expectation or to reflect contract amendments.

International transaction fees

International transaction fees are assessed to customers on transactions where an issuer is domiciled in one country and a merchant is located in another country. International transaction fees are generally driven by cross-

border payments volume, which include the settlement of single currency transactions and currency exchange activities in connection with the settlement of multi-currency transactions. International transaction fees are influenced in large part by levels of travel and the extent to which Visa-branded products are utilized for travel purposes. These fees are recognized as revenues in the same period the related transactions occur or services are performed.

Other revenues

Other revenues consist primarily of optional service or product enhancements, such as extended cardholder protection and concierge services, cardholder services and fees for licensing and certification. Other revenues also include licensing and other service related fees from Visa Europe under the framework agreement entered into as part of the reorganization. Other revenues are recognized in the same period the related transactions occur or services are rendered.

Operating Expenses

Our operating expenses consist of: personnel; network, electronic data processing (EDP) and communications; advertising, marketing and promotion; professional and consulting fees; administrative and other; and litigation provision.

Personnel

Personnel expense consists of salaries, incentives and various fringe benefits.

Network, EDP and communications

Network, EDP and communications represent expenses for the operation of our electronic payments network, including maintenance, depreciation and fees for other data processing services.

Advertising, marketing and promotion

Advertising, marketing and promotion include expenses associated with advertising and marketing programs, sponsorships, promotions and other related incentives to promote the Visa brand. In connection with certain sponsorship agreements, we have an obligation to spend certain minimum amounts for advertising and marketing promotion over the terms of the agreements.

Professional and consulting fees

Professional and consulting fees consist of fees for consulting, contractors, legal and other professional services. Legal costs for third party services provided in connection with ongoing legal matters are expensed as incurred.

Administrative and other

Administrative and other primarily consist of facilities’ costs and other corporate and overhead expenses in support of our business, such as travel expenses.

Litigation provision

Litigation provision is an estimate of litigation expense and is based on management’s understanding of our litigation profile, the specifics of the case, advice of counsel to the extent appropriate, and management’s best estimate of incurred loss at the balance sheet dates. In accordance with SFAS No. 5, “Accounting for Contingencies,” management records a charge to income for an estimated loss if such loss is probable and reasonably estimable. We will continue to review the litigation accrual and, if necessary, future adjustments to the accrual will be made.

Other Income (Expense)

Other income (expense) primarily consists of interest expense, investment income, net and other non-operating income.

Interest expense

Interest expense primarily includes accretion associated with litigation settlements to be paid over periods longer than one year and interest incurred on outstanding debt.

Investment income, net

Investment income, net represents returns on our fixed-income securities and other investments.

Visa Inc. Three Months Ended December 31, 2007 compared to Visa Inc. Pro Forma Results for the Three Months Ended December 31, 2006

Operating Revenues

Operating revenues were $1,488 million for the three months ended December 31, 2007 and pro forma operating revenues were $1,173 million for the three months ended December 31, 2006, reflecting an increase of $315 million, or 27%. The increase in operating revenues reflects increases in global payments volume, which increased 16% in the three months ended September 30, 2007, compared to the prior year comparable period. Transactions processed increased by 13% during the first quarter of fiscal 2008 compared to the prior year comparable period. Revenue growth was also impacted by increases in the monetary value and the number of cross-border transactions in the three months ended December 31, 2007 compared to the prior year comparable period. Growth in our operating revenues exceeded growth in payments and transactions volumes due to newly introduced service fees in April 2007 and changes in pricing for various services outside the United States since December 31, 2006 as the regions outside the United States transitioned to a business model seeking to increase profitability. The new service fees and pricing modifications collectively increased our operating revenues by 15% during the three months ended December 31, 2007 and are discussed further under relevant revenue categories below. Of the overall increase in operating revenue outside the United States, our Asia Pacific and Latin American and Caribbean geographies accounted for 39% and 30% of the total, respectively. While we believe that these pricing changes will generate ongoing benefits, we do not believe that this rate of growth is representative of sustainable future revenue growth because it includes the new service fees introduced in the second half of fiscal 2007. We expect future price increases to correlate more closely with innovations in our product line and improvements in our service model.

The following table presents our operating revenues for the three months ended December 31, 2007 compared to the pro forma three months ended December 31, 2006.

	Three Months Ended December 31,		2007 vs. 2006
	2007	Pro forma 2006	$ Change	% Change
	(in millions, except percentages)
Service fees	$732	$577	$155	27%
Data processing fees	492	377	115	31
Volume and support incentives	(250)	(136)	(114)	84
International transaction fees	381	247	134	54
Other revenues	133	108	25	23

Total Operating Revenues	$1,488	$1,173	$315	27%

Service fees

Payments volume on Visa-branded cards for goods and services in the preceding quarter, exclusive of PIN-based debit volume, is the basis for service fees. Payments volume increased $85 billion, or 16%, to $623 billion for the three months ended September 30, 2007 compared to the prior year comparable period. The growth in service fees outpaced the growth in underlying payments volume during the three months ended December 31, 2007 due primarily to two new acceptance fees introduced in April 2007 to support merchant acceptance and volume growth initiatives, which superseded previously existing arrangements with issuers. The new acceptance fees increased service fee revenue by $50 million or 9% compared to the prior year comparable period. In addition, competitive pricing increases outside the United States, accounted for $20 million or 3% of the growth in service fees compared to the prior year comparable period as our businesses outside the United States transitioned to a business model seeking to increase profitability. Of the overall increase in service fees outside the United States, our Asia Pacific and Latin America and Caribbean geographies accounted for 47% and 48% of the total, respectively. While we believe these changes will generate ongoing benefits, we do not believe that the rate of growth in service fees during the three months ended December 31, 2007 is representative of sustainable future revenue growth because it includes the impacts of these new fees and changes in pricing.

Data processing fees

The increase in data processing fees reflects 13% growth in the number of transactions processed during the three months ended December 31, 2007 compared to the aggregate number of transactions for the three months ended December 31, 2006. Transactions processed were 9.1 billion during the three months ended December 31, 2007 compared to 8.0 billion in prior year comparable period. Data processing fees outpaced the growth in underlying transaction volumes due to various pricing modifications both inside and outside the United States which collectively increased data processing revenues by $55 million, or 15%. In the United States, data processing fees increased $23 million or 6% due to competitive price increases related to the Interlink network. The pricing increases outside the United States took place after the first quarter of fiscal 2006 as our businesses outside the United States transitioned to a business model seeking to increase profitability. Pricing increases outside the United States accounted for $20 million or 5% of the growth in data processing fees. Of the overall increase in data processing fees outside the United States, our Asia Pacific and Latin America and Caribbean geographies accounted for 73% and 15% of the total, respectively. While we believe these pricing changes will generate ongoing benefits, we do not believe that the rate of growth in data processing fees during the three months ended December 31, 2007 is representative of sustainable future revenue growth because it includes the impacts of these changes in pricing. The remainder of the increase primarily reflects increases in revenues from a new fraud product offering in the United States.

Volume and support incentives

Volume and support incentives increased significantly in the first quarter of fiscal 2008 compared to the prior year comparable period due to incremental new agreements assumed since the prior year comparable quarter, the absence of significant performance adjustments which reduced volume and support agreements in the prior year, and increases in volume and support incentives due to higher payments and transaction volumes:

•

Incremental new contracts entered into primarily in the United States since December 31, 2006 increased volume and support incentives by $29 million or 21%. We expect this trend to continue in the second fiscal quarter. Volume and support incentives are expected to increase significantly in the second quarter due to new and renewed agreements entered into late in the quarter ended December 31, 2007 and due to a charge related to a specific provision of a customer agreement which was triggered in January 2008.

•

As anticipated, volume and support incentives increased due to obligations assumed upon retirement of certain issuer programs in 2007. This increase represented $46 million or 34% of the growth in volume and support incentives.

•

We recorded significant downward adjustments in the United States of $38 million to volume and support incentives in the first quarter of the prior fiscal year, reflecting the impact of lower revised estimates of performance under these agreements as the rate of payments volume growth softened and due to a customer’s lack of performance on a bonus target. As reflected below, performance adjustments recorded in the quarter ended December 31, 2007 were $10 million. The year-to-year difference in performance adjustments recorded during the three months ended December 31, 2007 compared to the prior year comparable period resulted in an increase in volume and support incentives of $28 million or 21%.

•	The remainder of the increase primarily reflects growth in volume and support incentives due to higher payments and transaction volume.

The actual amount of volume and support incentives will vary based on modifications to performance expectations for these contracts, amendments to contracts, or new contracts.

The net liability of volume and support incentives changed as follows:

Fiscal 2008
(in millions)
Beginning balance at October 1, 2007, net liability(1)	$(87)
Provision
Current year provision	(261)
Performance adjustments(2)	10
Contractual amendments(3)	1

Subtotal volume and support incentives	(250)

Payments	269

Ending balance at December 31, 2007, net liability(4)	$(68)

(1)	Balance represents the net of the current and long term asset and current liability portions of volume and support incentives of Visa Inc. at October 1, 2007.
(2)	Amount represents adjustments resulting from management’s refinement of its estimate of projected sales performance as new information becomes available.
(3)	Amount represents adjustments resulting from amendments to existing contractual terms.
(4)	Balance represents the net of the current and long term asset and current liability portions of volume and support incentives as presented in the consolidated balance sheet of Visa Inc. at December 31, 2007.

International transaction fees

The increase in international transaction fees was primarily driven by single currency and multi-currency payments volume, which increased $14 billion, or 27%, during the three months ended December 31, 2007 compared to the pro forma amounts for the three months ended December 31, 2006 reflecting more cross-border transactions and the continued expansion in the use of electronic payments for travel purposes as overall global travel has increased. The increase in international transaction fees outpaced the increase in single currency and multi-currency payments volume primarily due to modifications to pricing structures for these transactions outside the United States, which increased international transaction fees by $40 million, or 16%, during the three months ended December 31, 2007 compared to the pro forma amounts for the three months ended December 31, 2006. The pricing increases outside the United States took place in all geographies after the first quarter of fiscal 2006 as our businesses outside the United States transitioned to a business model seeking to increase profitability. While we believe these pricing changes will generate ongoing benefits, we do not believe that the rate of growth in international transaction fees during the three months ended December 31, 2007 is representative of sustainable future revenue growth because it includes the impacts of these changes in pricing. The remainder of the increase is attributable to the growth in foreign exchange trading revenues as multi-currency volumes increased and to increases in the amount of differential between foreign and domestic interchange rates.

Other revenues

The increase in other revenues was primarily driven by an increase of $13 million, or 12%, in fees related to the Visa Extras loyalty platform in which enrolled Visa cardholders earn reward points toward qualifying purchases. Revenues associated with Visa Extras would be expected to increase over time as payment volumes associated with enrolled payments products increase. Visa earns revenues from its financial service institution customers for administrative and rewards fulfillment services performed in support of the Visa Extras platform. The remainder of the increase in other revenues primarily reflects additional revenues related to fees for bulletins issued to financial institution customers identifying unusual card usage and various other services.

Operating Expenses

Operating expenses increased by $22 million, or 3%, during the three months ended December 31, 2007 compared to pro forma operating expenses for the three months ended December 31, 2006. The change primarily reflects increases in personnel and network, EDP and communications expense during the period.

The following table sets forth the components of our operating expenses for the three months ended December 31, 2007 compared to our operating expenses on a pro forma basis for the three months ended December 31, 2006.

	Three Months Ended December 31,		2007 vs. 2006
	2007	Pro Forma 2006	$ Change	% Change
	(in millions, except percentages)
Personnel	$283	$273	10	4%
Network, EDP and communications	133	118	15	13%
Advertising, marketing and promotion	210	205	5	2%
Professional and consulting fees	98	101	(3)	(3)%
Administrative and other	78	81	(3)	(4)%
Litigation provision	—	2	(2)	NM

Total Operating Expenses	$802	$780	$22	3%

Personnel

The modest growth in personnel expense of 4% or $10 million reflects the offsetting impacts of severance and other charges incurred during the quarter related to workforce consolidation and elimination of overlapping functions and reductions of expense due to changes to our defined pension benefit plan effective in fiscal 2008 and reduced headcount compared to the prior year comparable period. During the first quarter of fiscal 2008 we incurred $27 million in severance and other charges related to workforce consolidation. We are evaluating various alternatives for achieving synergies in the global organization and expect to incur additional charges, which may be significant, during the remainder of fiscal 2008 and in early fiscal 2009. Charges incurred related to workforce consolidation were offset by a reduction of $10 million in pension expense due to conversion of our defined benefit pension plan to a cash-balance plan in fiscal 2008. Personnel costs were further reduced by a 3% reduction in headcount since December 31, 2006 primarily due to the out-sourcing of certain data processing and development support functions during fiscal 2007. During the remainder of fiscal 2008 we expect to incur charges related to equity compensation to be granted in connection with this offering.

Network, EDP and communications

The increase in network, EDP and communications expense during the three months ended December 31, 2007 compared to pro forma network, EDP and communications expense during the three months ended December 31, 2006 was primarily due to the following:

•	a $7 million increase in fees paid for debit processing services for charges related to processing transactions through non-Visa networks; and

•	a $6 million increase in maintenance, equipment rental and other costs.

Fees for data processing services related to processing transactions through non-Visa networks would be expected to grow over time as the worldwide migration from paper-based to electronic payments continues. Maintenance and equipment rental costs may continue to increase over time as we continue to evaluate out-sourcing alternatives for certain support functions.

Other Income (Expense)

The following table sets forth the components of our other income (expense) for the three months ended December 31, 2007 compared to our other income (expense) on a pro forma basis for the three months ended December 31, 2006.

	Three Months Ended December 31,		2007 vs. 2006
	2007	Pro Forma 2006	$ Change	% Change
	(in millions, except percentages)
Interest expense	$(45)	$(23)	$(22)	96%
Investment income, net	41	40	1	3%
Other	1	—	1	NM

Total Other Income(Expense)	$(3)	$17	$(20)	(118)%

Interest expense

The increase in interest expense during the three months ended December 31, 2007 compared to pro forma interest expense during the three months ended December 31, 2006 was primarily due to interest accretion attributed to the American Express Settlement. See Note 23—Legal Matters to the Visa Inc. consolidated financial statements for the three months ended December 31, 2007.

Income Taxes

Visa Inc.’s effective tax rate is a combination of federal and state statutory rates and certain required adjustments to taxable income. The effective tax rate decreased to 38% during the three months ended December 31, 2007 from the pro forma 39% in the comparable period ended December 31, 2006. The decrease in the effective tax rate in the first quarter of fiscal 2008 is due to a decrease in non-deductible expenditures incurred in connection with various strategic organizational matters.

The components impacting the effective tax rate are:

	For the Three Months Ended December 31,
	2007		Pro Forma 2006
	Dollars	Percent	Dollars	Percent
	(in millions, except percentages)
Income before income taxes	$683		$410

U.S. federal statutory tax	239	35%	142	35%
State tax effect, net of federal benefit	11	2%	7	1%
Non-U.S.	3	—%	3	1%
Other	6	1%	9	2%

Income Tax Expense	$259	38%	$161	39%

California Special Deduction

The statement of operations for the three months ended December 31, 2007 and the pro forma statement of operations for the three months ended December 31, 2006 reflect our continuing eligibility to claim the special deduction afforded to companies that operate on a cooperative or mutual basis under California Revenue and

Taxation Code §24405, or the special deduction. The State of California, where Visa U.S.A. and Visa International are headquartered, historically has not taxed a substantial portion of the reported income of these companies on the basis that both operate on a cooperative or mutual basis and are therefore eligible for a special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International are generally only subject to California taxation on interest and investment income. Therefore, the majority of each company’s income has not historically been taxed in California. As a result of this offering and the consequent ownership by parties other than our financial institution customers, we will no longer be eligible to claim the special deduction. Had ineligibility for the special deduction been reflected at the beginning of the three months ended December 31, 2007 our income tax expense would increase and net income would decrease by $10 million for the three months ended December 31, 2007. Had ineligibility for the special deduction been reflected at the beginning of the three months ended December 31, 2006, our pro forma income tax expense would increase and pro forma net income would decrease by approximately $9 million for the three months ended December 31, 2006.

Franchise Tax Board (“FTB”) Examination

We are currently negotiating a resolution of certain state audit issues raised by the FTB with their settlement division. These audit issues are in an advanced stage in the settlement process, the most significant of which include the eligibility to claim certain items as special deductions, apportionment computation and research and development credits taken. We believe that it is reasonably possible that the unrecognized tax benefits related to these significant state audit issues could decrease (whether by settlement, release or a combination of both) in the next 12 months by as much as $62 million.

Visa Inc. Pro Forma Fiscal 2007 compared to Visa Inc. Pro Forma Fiscal 2006

Operating Revenues

Pro forma operating revenues were $5.2 billion and $3.9 billion in fiscal 2007 and 2006, respectively, reflecting an increase of $1.3 billion, or 33%. The increase in pro forma operating revenues reflects increases in global payments volume, exclusive of PIN-based debit volume, which increased 13% in the 12 months ended June 30, 2007, and growth in transactions, the monetary value of cross-border transactions and the number of cross border transactions in fiscal 2007. Growth in our pro forma operating revenues exceeded growth in payments and transactions volumes due to newly introduced service fees and changes in pricing for various services outside the United States as the regions outside the United States transitioned to a business model seeking to increase profitability. The new service fees and pricing modifications collectively increased our pro forma operating revenues by 11% during fiscal 2007 and are discussed further in relevant revenue categories below. Of the overall increase in operating revenues outside the United States, our Asia Pacific and Latin America and Caribbean geographies accounted for 42% and 39% of the total, respectively. While we believe that these pricing changes will generate ongoing benefits, we do not believe that this rate of growth is representative of sustainable future revenue growth because it includes the new service fees introduced in the second half of fiscal 2007. We expect future price increases to correlate more closely with innovations in our product line and improvements in our service model.

	Pro Forma Visa Inc.
	Fiscal		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Service fees	$2,582	$2,060	$522	25%
Data processing fees	1,659	1,411	248	18
Volume and support incentives	(714)	(890)	176	(20)
International transaction fees	1,193	911	282	31
Other revenues	473	410	63	15

Total Pro Forma Operating Revenues	$5,193	$3,902	$1,291	33%

Service fees

Pro forma payments volume on Visa-branded cards for goods and services in the preceding quarter, exclusive of PIN-based debit volume, is the basis for pro forma service fees. Pro forma payments volume, exclusive of PIN-based debit volume, increased $247 billion, or 13%, to $2.1 trillion for the twelve months ended June 30, 2007 compared to the twelve months ended June 30, 2006. Pro forma service fees outpaced the growth in underlying payments volume during fiscal 2007 due primarily to two new acceptance fees introduced in April 2007 to support merchant acceptance and volume growth initiatives, which superseded three previously existing arrangements with issuers, and the introduction of a new brand development fee in January 2007. The new acceptance fees in the United States increased pro forma service fees by $190 million, or 9%, and the new brand development fees increased pro forma service fees by $49 million, or 2%, compared with the prior fiscal year.

Data processing fees

The increase in pro forma data processing fees is primarily due to the number of pro forma transactions processed, which increased 12% in fiscal 2007 compared to fiscal 2006. Pro forma data processing fees outpaced the growth in underlying pro forma transaction volume due to various competitive pricing modifications outside the United States for authorization, clearing and settlement and SMS debit processing which increased pro forma data processing revenues by $44 million, or 3%. Of the overall increase in data processing fees outside the United States, our Asia Pacific and Latin America and Caribbean geographies accounted for 58% and 15% of the total, respectively. The pricing increases outside the United States took place in substantially all geographies during fiscal 2007 as our businesses outside the United States transitioned to a business model seeking to increase profitability. While we believe these pricing changes will generate ongoing benefits, we do not believe that the rate of growth in data processing fees during fiscal 2007 is representative of sustainable future revenue growth because it includes the impacts of these changes in pricing.

Volume and support incentives

The decrease in pro forma volume and support incentives was primarily due to the impact of lower revised estimates of performance under these agreements during management’s regular quarterly review and various terminations of volume and support incentive programs outside the United States that did not continue into fiscal 2007, particularly in the Asia Pacific and Latin America and Caribbean geographies. Performance adjustments reduced pro forma volume and support incentives costs by a total of $81 million in fiscal 2007, decreasing pro forma volume and support incentives by 9%. As the rate of payments volume growth has softened compared to the prior year, estimates of performance under volume and support incentives have been adjusted accordingly. The termination of various volume and support incentive programs outside the United States during fiscal 2007 further reduced pro forma volume and support incentives by $93 million, or 10%. These programs were comprised of annual incentives during fiscal 2006 for all eligible financial institution customers who met certain performance requirements. We currently expect volume and support incentives to increase substantially during fiscal 2008 due to obligations assumed upon retirement of certain issuer programs during 2007. See Note 13—Restricted Assets and Liabilities and Note 19—Commitments and Contingencies to the Visa U.S.A. fiscal 2007 consolidated financial statements. The actual amount of volume and support incentives will vary based on modifications to performance expectations for these contracts, amendments to contracts, or new contracts entered into during 2008.

The net liability of volume and support incentives changed as follows:

2007
(in millions)
Beginning balance at October 1, 2006, net liability(1)	$(274)
Provision
Current year provision	(805)
Performance adjustments(2)	81
Contractual amendments(3)	10

Subtotal volume and support incentives	(714)

Payments	901

Ending balance at October 1, 2007, net liability(4)	$(87)

(1)	Balance represents the net of the current and long term asset and current liability portions of volume and support incentives of Visa Inc. at October 1, 2006.
(2)	Amount represents adjustments resulting from management’s refinement of its estimate of projected sales performance as new information becomes available.
(3)	Amount represents adjustments resulting from amendments to existing contractual terms.
(4)	Balance represents the net of the current and long term asset and current liability portions of volume and support incentives as presented in the consolidated balance sheet of Visa Inc. at October 1, 2007.

International transaction fees

The increase in pro forma international transaction fees was primarily driven by pro forma single currency and multi-currency payments volume, which increased $31 billion, or 18%, during fiscal 2007 compared to 2006 reflecting more cross-border transactions and the continued expansion in the use of electronic payments for travel purposes as overall global travel has increased. The increase in pro forma international transaction fees outpaced the increase in pro forma single currency and multi-currency payments volume primarily due to modifications to pricing structures for these transactions outside the United States, which increased pro forma international transaction fees by $122 million or 13% during fiscal 2007. The pricing increases outside the United States took place in all geographies during fiscal 2007 as our businesses outside the United States transitioned to a business model seeking to increase profitability. While we believe these pricing changes will generate ongoing benefits, we do not believe that the rate of growth in international transaction fees during fiscal 2007 is representative of sustainable future revenue growth because it includes the impacts of these changes in pricing.

Other revenues

The increase in pro forma other revenues was primarily driven by an increase of $25 million, or 6%, in fees related to various targeted development and advertising programs outside the United States, including development and advertising programs for the upcoming 2008 summer Olympic games in Beijing, China. Fees for targeted development and advertising programs may be discontinued when objectives of the program have been achieved. The increase in pro forma other revenues is also attributable to higher fees earned in connection with product enhancements and premium cardholder services, which increased $13 million or 3% during fiscal 2007. The remainder of the increase in other revenues is primarily due to higher revenues outside the United States related to licensing and card manufacturer certifications and for bulletins identifying unusual card usage.

Operating Expenses

Pro forma operating expenses increased $3.1 billion, or 97%, in fiscal 2007 compared to fiscal 2006. The increase primarily reflects a $2.7 billion litigation provision, which represented 85% of the total increase in operating expenses. Excluding the litigation provision, operating expenses increased $480 million, or 15%.

The following table sets forth the components of our operating expenses on a pro forma basis for fiscal 2007 and 2006.

	Pro Forma Visa Inc.
	Fiscal		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions)
Personnel	$1,159	$1,009	150	15%
Network, EDP and communications	517	475	42	9%
Advertising, marketing and promotion	1,075	864	211	24%
Professional and consulting fees	552	418	134	32%
Administrative and other	353	410	(57)	(14)%
Litigation provision	2,653	23	2,630	NM

Total Pro Forma Operating Expenses	$6,309	$3,199	$3,110	97%

Personnel

The increase in pro forma personnel expense in fiscal 2007 includes a $53 million, or 5%, increase representing the first installment of a one-time special bonus program of $107 million associated with the establishment of Visa Inc. Half of the $107 million special bonus program vested during fiscal 2007 and the other half is payable in stock or cash one year after the completion of this offering if certain vesting requirements are met. The remaining increase of 10% primarily reflects the following which occurred during fiscal 2007:

•

an increase in severance and related expenses of $41 million due to the attrition of several senior executives from Visa U.S.A. and Visa International during fiscal 2007 prior to the reorganization and due to a workforce reduction initiative in conjunction with outsourcing certain data processing functions; and

•	annual salary adjustments which were broadly in line with economic price increases.

Network, EDP and communications

The increase in pro forma network, EDP and communications expense during fiscal 2007 was primarily due to the following:

•	a $29 million increase in fees paid for debit processing services for charges related to processing transactions through non-Visa networks; and

•	a $12 million increase in maintenance and equipment rental costs.

Fees for data processing services related to processing transactions through non-Visa networks are expected to grow over time as the worldwide migration from paper-based to electronic payments continues. Maintenance and equipment rental costs may continue to increase over time as we continue to evaluate out-sourcing alternatives for certain support functions

Advertising, marketing and promotion

Pro forma advertising, marketing and promotion expense increased in fiscal 2007 primarily due to the following:

•	a $104 million increase in expenditures for certain joint promotional campaigns with financial institution customers;

•	a $38 million increase in expenditures associated with the upcoming 2008 summer Olympic games in Beijing, China; and

•	a $23 million increase in expenditures associated with Visa Extras, Visa U.S.A.’s point-based rewards program that enables enrolled cardholders to earn reward points on qualifying purchases.

We assess the effectiveness of all promotional activity and may continue joint promotional campaigns with our financial institution customers in the future. Expenses associated with Visa Extras would be expected to increase over time as payments volumes associated with enrolled payments products increase.

The increase is also attributable to additional promotions related to Visa Signature, Visa Small Business, and Consumer Debit products, and to sporting and entertainment sponsorships and events. These increases were offset by the absence of initial launch expenditures for Visa’s new brand mark and card design that were incurred during fiscal 2006.

Management will continue to evaluate the impact of joint promotional campaigns with financial institutions and may continue them in the future. We expect that significant expenditures related to the 2008 Beijing Olympics will continue in fiscal 2008.
Professional and consulting fees

Pro forma professional and consulting fees increased in fiscal 2007 primarily due to the following:

•	a $77 million increase in consulting and legal fees incurred to support the corporate reorganization;

•	a $23 million increase in legal fees incurred to support ongoing litigation matters. See Note 21—Legal Matters to the consolidated balance sheet of Visa Inc. at October 1, 2007; and

•

a $23 million increase in contractors and outsourcing expense in connection with the outsourcing of certain data processing and development functions and additional contractors in connection with the support of other development and maintenance projects.

Higher professional fees are expected to continue in fiscal 2008 in connection with this offering. We continue to evaluate out-sourcing alternatives for certain technology and support functions. Contractor and outsourcing expense could increase in the future should additional support functions be transitioned to an external provider.

Administrative and other

Pro forma administrative and other expense decreased in fiscal 2007, primarily reflecting the absence of the following expenses incurred in fiscal 2006:

•	a $24 million charge to reimburse members for production and issuance costs related to discontinued use of Visa-branded cards with the holographic magnetic stripe design;

•	a $13 million impairment charge for the net carrying value of an intangible asset associated with the patent and rights to market and distribute Mini Cards in the United States; and

•

a $11 million charge to reflect expenses for business objectives related to a litigation settlement in fiscal 2006. The settlement required Visa U.S.A. to either meet certain joint business objectives or make cash payments in lieu of the business objectives over five years. Because Visa U.S.A. expects to make these related cash payments without receiving future benefits, Visa U.S.A. charged the present value of the total payments to its consolidated statements of operations in fiscal 2006.

In addition, after a review of claims submitted, we reduced the accrual for reimbursement to members for production costs related to the discontinued use of Visa-branded cards with the holographic magnetic stripe design by $11 million in fiscal 2007.

Litigation provision

Pro forma litigation provision increased by $2.6 billion in fiscal 2007 reflecting a $1.9 billion provision related to settlement of outstanding litigation with American Express. Future payments under the settlement agreement were discounted at 4.72% over the payment term to determine the amount of the provision. The litigation provision also reflects a $650 million liability estimate under the guidelines of SFAS No. 5, “Accounting for Contingencies,” related to the Discover litigation. The American Express and Discover litigations are covered by our retrospective responsibility plan and we intend to fund any payment obligations with amounts in the escrow account, in accordance with our retrospective responsibility plan. The remainder of the increase in litigation provision includes various litigation provisions for both settled and unsettled matters. See “—Liquidity and Capital Resources” and Note 21—Legal Matters to the consolidated balance sheet of Visa Inc. at October 1, 2007.

Other Income (Expense)

The following table sets forth the components of our other income (expense) on a pro forma basis for fiscal 2007 and 2006.

	Pro Forma Visa Inc.
	Fiscal		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions)
Interest expense	$(97)	$(104)	$7	(7)%
Investment income, net	197	136	61	45%
Other	8	—	8	NM

Total Pro Forma Other Income	$108	$32	$76	238%

Interest expense

The decrease in pro forma interest expense in fiscal 2007 primarily reflects lower accretion expense on the declining balance of litigation settlements during fiscal 2007. Interest expense will increase in fiscal 2008 as a result of the American Express settlement.

Investment income, net

The increase in pro forma investment income, net primarily reflects an increase in dividend and interest income of $41 million due to a shift in our investment strategy from tax-exempt municipal bonds to higher yield fixed-income investment securities and to higher average investment balances during the year.

Other Non-Operating Income

The increase in pro forma other non-operating income was primarily due to a gain from the sale of Visa International assets to Visa Europe in connection with the transfer of member banks in Romania and Bulgaria to Visa Europe in April 2007. The member banks in these two countries migrated from Visa International’s CEMEA region to Visa Europe following the admittance of the two countries into the European Union. In connection with the transfer of these members to Visa Europe, Visa International entered into an asset transfer agreement with Visa Europe, and assets related to Visa International’s operations in the two countries were sold to Visa Europe for a purchase price of $8 million.

Income Taxes

California Special Deduction

The pro forma statements of operations reflect our continuing eligibility to claim the special deduction afforded to companies that operate on a cooperative or mutual basis under California Revenue and Taxation Code §24405, or the special deduction. The State of California, where Visa U.S.A. and Visa International are headquartered, historically has not taxed a substantial portion of the reported income of these companies on the basis that both operate on a cooperative or mutual basis and are therefore eligible for a special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International are generally only subject to California taxation on interest and investment income. Therefore, the majority of each company’s income has not historically been taxed in California. As a result of this offering and the consequent ownership by parties other than our financial institution customers, we will no longer be eligible to claim the special deduction. Had ineligibility for the special deduction been reflected at the beginning of each fiscal year presented in the pro forma condensed combined statements of operations, our income tax benefit would decrease and net loss would increase by approximately $31 million in fiscal 2007, and our income tax expense would increase and net income would decrease by approximately $16 million in fiscal 2006.

Franchise Tax Board (“FTB”) Examination

We are currently negotiating a resolution of the state audit issues raised by the FTB with their settlement division. These audit issues are in an advanced stage in the settlement process, the most significant of which include the eligibility to claim certain items as special deductions, apportionment computation and research and development credits taken. We believe that it is reasonably possible that the unrecognized tax benefits related to these significant state audit issues could decrease (whether by settlement, release or a combination of both) in the next 12 months by as much as $62 million.

Deferred Tax Assets

Our fiscal 2007 pro forma statement of operations reflects a litigation provision of $2.7 billion associated with our outstanding and settled litigation. This provision primarily reflects the amount required to settle the American Express litigation and management’s liability estimate under the guidelines of SFAS No. 5 related to the Discover litigation and other matters. For tax purposes, the deduction related to these matters is deferred until the payments are made and thus we established a deferred tax asset of $787 million related to these payments, which is net of a reserve to reflect our best estimate of the amount of the benefit to be realized.

Visa Inc. Three Months Ended December 31, 2007 compared to Visa U.S.A. Three Months Ended December 31, 2006

The following discussion of results of operations compares Visa Inc. consolidated results for the three months ended December 31, 2007 to Visa U.S.A. results for the three months ended December 31, 2006. Visa U.S.A. was deemed the accounting acquirer in the reorganization that took place on October 1, 2007 and therefore Visa U.S.A. results are the historical predecessor for Visa Inc. In order to understand factors that may affect the comparability of the financial data presented below, the following section should be read in conjunction with “—Results of Operations—Operating Revenues and Expenses—Visa Inc. Three Months Ended December 31, 2007 compared to Visa Inc. Pro Forma Results for the Three Months Ended December 31, 2006,” as well as Visa Inc.’s unaudited consolidated financial statements and related notes at and for the three months ended December 31, 2007, and the information under “Unaudited Pro Forma Condensed Combined Statement of Operations.”

Operating Revenues

Operating revenues were $1,488 million for the three months ended December 31, 2007 compared to $845 million for the three months ended December 31, 2006, reflecting an increase of $643 million, or 76%. The increase in operating revenues primarily reflects the inclusion of $565 million of operating revenues from other regions upon the reorganization on October 1, 2007 offset by the absence of data processing and other revenues previously earned from Visa International and Visa Canada.

The following table compares our operating revenues for the three months ended December 31, 2007 with those of Visa U.S.A. for the three months ended December 31, 2006.

	Three Months Ended December 31,		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Service fees	$732	$451	$281	62%
Data processing fees	492	331	161	49
Volume and support incentives	(250)	(97)	(153)	158
International transaction fees	381	106	275	259
Other revenues	133	54	79	146

Total Operating Revenues	$1,488	$845	$643	76%

Service fees

The increase in service fees is primarily driven by the inclusion of service fees from acquired regions upon the reorganization on October 1, 2007, which represent $195 million, or 43% of the increase. An additional increase of $50 million, or 11%, is attributable to new acceptance fees introduced in April 2007. The remainder of the increase primarily reflects U.S. payments volume growth of 11%.

Data processing fees

The increase in data processing fees is primarily due to the inclusion of data processing fees from acquired regions upon the reorganization on October 1, 2007, which represent $108 million of the increase, or 33%. Growth in data processing fees in the United States increased $73 million, or 22% primarily reflecting the combined impacts of 13% growth in transaction counts, competitive pricing increases related to the Interlink Network of $23 million, or 7%, and new data processing fees related to new fraud product offerings, of $8 million or 2%. These increases are offset by the absence of $21 million data processing revenues previously earned from Visa International regions and Visa Canada. Upon the reorganization, Visa U.S.A., Visa International, and Visa Canada became direct or indirect subsidiaries of Visa Inc.

Volume and support incentives

Volume and support incentives increased $56 million or 58% due to inclusion of volume and support incentives from the acquired regions upon the reorganization on October 1, 2007. As anticipated, volume and support incentives increased due to obligations assumed upon retirement of certain issuer programs in 2007. This increase represented $46 million or 47% of the growth in volume and support incentives. New contracts entered into after December 31, 2006 increased volume and support incentives by $29 million or 30%. Finally, during the first quarter of fiscal 2007, volume and support incentives were reduced by $38 million in performance adjustments due to the impact of lower revised estimates of performance under these agreements as the rate of payments volume growth softened in the United States and due to a customer’s lack of performance on a bonus target. The year-to-year difference in performance adjustments recorded during the three months ended December 31, 2007 compared with the three months ended December 31, 2006 resulted in an increase in volume and support incentives of $28 million or 29%. The remainder of the increase primarily reflects growth in volume and support incentives due to higher payments and transaction volume.

The actual amount of volume and support incentives will vary based on modifications to performance expectations for these contracts, amendments to contracts, or new contracts. The second quarter of fiscal 2008 will also include a charge in volume and support incentives related to a specific provision of a customer agreement which was triggered in January 2008.

International transaction fees

International transaction fees increased $248 million or 234% due to inclusion of international transaction fees of acquired regions upon the reorganization on October 1, 2007. The remainder of the increase is attributable to growth in multi-currency payments volume in the United States which increased by 23% reflecting more cross-border transactions and continued expansion in the use of electronic payments for travel purposes as overall global travel has increased.

Other revenues

The increase in other revenues reflects inclusion of other revenues from acquired regions upon the reorganization on October 1, 2007, representing $52 million of the increase, or 96%. License fees earned under the framework agreement with Visa Europe, which became effective at the time of the reorganization, represented $44 million, or 81% of the increase. These increases were offset by the absence of $30 million in project revenues previously earned for services provided to Visa International regions and Visa Canada. The remainder of the increase in other revenues is primarily due to an increase of $13 million in fees related to the Visa Extras loyalty platform in which enrolled Visa cardholders earn reward points toward qualifying purchases. Revenues associated with Visa Extras would be expected to increase over time as payment volumes associated with enrolled payments products increase. Visa earns revenues from its financial service institution customers for administrative and rewards fulfillment services performed in support of the Visa Extras platform.

Operating Expenses

Operating expenses increased $266 million, or 50%, during the three months ended December 31, 2007 compared to the three months ended December 31, 2006. The change in operating expense is primarily due to operating expenses from the acquired regions.

The following table sets forth the components of our operating expenses for the three months ended December 31, 2007 compared to the three months ended December 31, 2006.

	Three Months Ended December 31,		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Personnel	$283	$171	112	65%
Network, EDP and communications	133	81	52	64%
Advertising, marketing and promotion	210	114	96	84%
Visa International fees	—	43	(43)	NM
Professional and consulting fees	98	71	27	38%
Administrative and other	78	54	24	44%
Litigation provision	—	2	(2)	NM

Total Operating Expenses	$802	$536	$266	50%

Personnel

The increase in personnel expense was primarily due to:

•	$105 million in personnel expense attributed to the acquired regions; and

•	$27 million in severance charges related to workforce consolidation due to the elimination of overlapping functions directly connected to the reorganization.

These increases were offset by reductions in personnel expense due to changes in our defined benefit pension plan and reductions in employee base since the prior year comparable period.

Network, EDP and communications

The increase in network, EDP and communications expense was primarily due to $39 million in network, EDP and communications expense attributed to the acquired regions. The remainder of the increase reflects higher fees paid for debit processing services for charges related to processing transactions through non-Visa networks and higher software maintenance and hardware rental expense. Fees for data processing services related to processing transactions through non-Visa networks would be expected to grow over time as the worldwide migration from paper-based to electronic payments continues. Maintenance and equipment rental costs may continue to increase over time as we continue to evaluate out-sourcing alternatives for certain support functions.

Advertising, marketing and promotion

The increase in advertising, marketing and promotion primarily reflects $87 million in advertising, marketing and promotion expense attributed to the acquired regions and $9 million of additional promotional expenses related to the Visa-Extras rewards program.

Visa International Fees

Visa International fees ceased as a result of the reorganization, as Visa U.S.A. and Visa International are both direct subsidiaries of Visa Inc.

Professional and Consulting Fees

The increase in professional and consulting fees primarily reflects $22 million in professional and consulting expense attributed to the acquired regions.

Administrative and Other

The increase in administrative and other expense primarily reflects $53 million of expense attributed to the acquired entities, offset by the absence of $15 million in facilities expense paid to the real estate joint ventures owned by Visa U.S.A. and Visa International which were consolidated following the reorganization.

Other Income (Expense)

The following table sets forth the components of our other income (expense) for the three months ended December 31, 2007 compared to Visa U.S.A.’s other income (expense) for the three months ended December 31, 2006.

	Three Months Ended December 31,		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Interest expense	$(45)	$(20)	$(25)	125%
Investment income, net	41	22	19	86%
Other	1	12	(11)	(92%)

Total Other Income(Expense)	$(3)	$14	$(17)	(121)%

Interest expense

The increase in interest expense was primarily due to interest accretion attributed to the American Express Settlement. See Note 23 – Legal Matters to the Visa Inc. consolidated financial statements for the three months ended December 31, 2007.

Investment income, net

The increase in investment income, net was primarily driven by investment income of $16 million from the acquired regions. The remaining increase is due to a shift in strategy in our investment portfolio from tax exempt municipal securities to money market investments that currently yield a higher rate of return.

Other Non-Operating Income

The decrease in other non-operating income is primarily due to the absence of equity in earnings of Visa International which was acquired in the reorganization.

Income Taxes

Visa Inc.’s effective tax rate is a combination of federal and state statutory rates and certain required adjustments to taxable income.

The components impacting the effective tax rate are:

	For the Three Months Ended December 31,
	2007		2006
	Dollars	Percent	Dollars	Percent
	(in millions, except percentages)
Income before income taxes	$683		$323

U.S. federal statutory tax	239	35%	113	35%
State tax effect, net of federal benefit	11	2%	5	2%
Non – U.S.	3	0%	—	—%
Other	6	1%	1	—%

Income Tax Expense	$259	38%	$119	37%

Liquidity and Capital Resources

Our Management of Our Liquidity

Prior to our reorganization, Visa U.S.A., Visa International and Visa Canada each managed their own short-term and long-term liquidity needs. With the completion of the reorganization we are now able to manage our corporate finance and treasury functions on an integrated basis.

Our treasury policies provide management with the guidelines and authority to manage liquidity risk in a manner consistent with corporate objectives. The objectives of these treasury policies are to service the payments of principal and interest on outstanding debt, to provide adequate liquidity to cover operating expenditures and liquidity contingency scenarios, to ensure timely completion of payments settlement activities, to ensure payment of required litigation settlement payments and to optimize income earned within acceptable risk parameters.

Based on our cash flow budgets and forecasts of our short-term and long-term liquidity needs, management believes that our projected sources of liquidity will be sufficient to meet our projected liquidity needs for the next 12 months. However, our ability to maintain liquidity could be adversely affected by several factors described under “Risk Factors.” Management will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance and other relevant circumstances.

The following table sets forth summarized data for the consolidated balance sheet of Visa Inc. at December 31, 2007 reflecting its financial condition:

December 31, 2007
(in millions, unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,698
Short-term investments securities, available-for-sale	729
Total current assets	5,813
Long-term investments securities, available-for-sale	380
Total current liabilities	5,179
Current portion of long-term debt	75
Long-term debt	40
Current portion of accrued litigation obligation	2,325
Long-term portion of accrued litigation obligation	1,395
Total stockholders’ equity	16,716
Working capital	634

Cash Flow Data

The following table summarizes our cash flows from operating, investing and financing activities for the three months ended December 31, 2007:

For the three months ended December 31, 2007
(in millions)
Total cash provided by (used in):
Operating activities	$182
Investing activities	1,251
Financing activities	(10)

Increase in cash and cash equivalents	$1,423

Operating Activities

Cash provided by operating activities for the three months ended December 31, 2007 was $182 million. This amount was lower than income provided by operations primarily due to:

•

Use of cash of $199 million reflecting seasonally high multi-currency settlement transactions which require additional time to settle compared to domestic transactions. As is typical during the holiday season and given the proximity of the calendar year end to a weekend, the company carried a higher level of multi-currency transactions in its net settlement balances. This use of cash represents the net of the increases in settlement receivable and increases in settlement payable during the three months ended December 31, 2007 and

•	Use of cash reflecting annual compensation benefit payments reflected as a reduction of $166 million in accrued compensation.

These uses of cash were offset by taxes payable on income provided by operations, depreciation, amortization, accretion of litigation obligation and other non-cash items.

Cash provided by investing activities was $1,251 million for the three months ended December 31, 2007. Cash flows from investing activities primarily reflect $1,002 million of cash acquired through the reorganization and net cash proceeds from the sales and maturities of investment securities of $475 million due to a shift in investments from debt securities to shorter-term cash equivalents, which offer more favorable yields. In addition, we purchased property, equipment and technology of $71 million primarily related to the new data center under construction on the east coast. In addition, cash provided by investing activities reflects a reduction of cash of $160 million related to temporary classification under prepaid and other current assets of our pro-rata share of underlying securities in a money market fund that is being closed by its financial institution. When we take custody of the securities during the second fiscal quarter, the securities will be classified as investments available-for-sale on our consolidated balance sheets. See Note 7 – Prepaid and Other Current Assets.

Cash used in financing activities was $10 million for the three months ended December 31, 2007 reflecting routine debt payments during the quarter.

Sources of Liquidity

In addition to the net proceeds from this offering, which we intend to use as described under “Use of Proceeds,” our primary sources of liquidity are cash on hand, a fixed income investment portfolio comprised of highly rated debt instruments, cash flow from operating activities and access to various borrowing arrangements. Funds from operations are maintained in cash and cash equivalents, short-term available-for-sale investment securities, or long-term available-for-sale investment securities based on our estimates of when those funds will be required. At December 31, 2007, our total liquid assets, consisting of cash, cash equivalents, and short- and long-term available-for-sale investment securities were $2.8 billion.

Revolving credit facilities. Prior to the February 15, 2008 facility referred to below, we maintained certain unsecured revolving credit facilities providing for borrowings of up to $2.25 billion in order to provide liquidity in the event of settlement failures by our customers, to back up the commercial paper program discussed below and for general corporate purposes. The participating lenders in these revolving credit facilities included certain customers or affiliates. There were no borrowings under these revolving credit facilities during the three months ended December 31, 2007 or during fiscal 2007 or 2006. These facilities contained certain financial covenant requirements associated with maintaining minimum levels of accumulated net income and a maximum level of debt and events of default customary for financings of this type. We were in compliance with all covenants with respect to these facilities at December 31, 2007.

Of the $2.25 billion of credit facilities referenced above, a $300 million facility was scheduled to expire on October 7, 2007 and the remaining two facilities, totaling $1.95 billion, were scheduled to expire on November 19, 2007. On November 15, 2007, Visa International entered into a new, single $2.25 billion 364-day revolving credit facility which replaced the three previously-mentioned credit facilities. The November 2007 facility, which was to mature in November 2008, allowed Visa International to substitute Visa Inc. as the borrower under this facility and contained covenants and events of default customary for facilities of this type.

On February 15, 2008, we entered into a $3.0 billion five-year revolving credit facility with a syndicate of banks including affiliates of certain class B and class C stockholders. This five-year facility replaces Visa International’s $2.25 billion credit facility. Loans under the five-year facility may be in the form of base rate loans, which will bear interest at a rate equal to the higher of the federal funds rate plus 0.5% or the Bank of America prime rate, at a rate equal to the federal funds rate plus an applicable margin of 0.11% to 0.30% based on the borrower’s credit rating, or in the form of eurocurrency loans, which will bear interest at a rate equal to LIBOR (as adjusted for applicable reserve requirements) plus the same applicable margin. This facility contains certain covenants, including a covenant that limits the use of the proceeds of any loan to (a) refinancing indebtedness, (b) ensuring the integrity of the settlement process in the event of member failure, (c) use as a backup for our commercial paper program and (d) for general corporate purposes. This facility also contains financial covenant requirements relating to a maximum level of debt to EBITDA and events of default customary for financings of this type. Our new facility expires on February 15, 2013.

U.S. commercial paper programs. We maintain a $500 million U.S. commercial paper program, which provides for the issuance of unsecured debt with maturities up to 270 days from the date of issuance at interest rates generally extended to companies with comparable credit ratings. The commercial paper program is our primary source of short-term borrowed funds, and commercial paper is issued to cover short-term cash needs during peak settlement periods. At December 31, 2007, we had no obligations outstanding under this program. There are no financial covenants related to this program.

Medium-term note program. We have established a medium-term note program authorizing the issuance of a maximum $250 million of unsecured, private placement notes. The notes may be issued with maturities from nine months to 30 years at fixed or floating interest rates. At December 31, 2007, we had notes outstanding in an aggregate amount of $40 million, which mature in August 2009 and have a fixed interest rate of 7.53%. Interest expense on the outstanding notes during the three months ended December 31, 2007 was less than $1 million. During both fiscal 2007 and 2006 interest expense on the outstanding notes was $3 million. There are no financial covenants related to this program.

Uses of Liquidity

Payments settlement requirements. Payments settlement due from and due to issuing and acquiring customers represents our most consistent liquidity requirement, arising primarily from the payments settlement of certain credit and debit transactions and the timing of payments settlement between financial institution customers with settlement currencies other than the U.S. dollar. These settlement receivables and payables generally remain outstanding for one to two business days, consistent with standard market conventions for domestic transactions and foreign currency transactions. We maintain a liquidity position sufficient to enable uninterrupted daily net settlement. Typically, the highest seasonal liquidity demand is experienced in December and early January during the holiday shopping season. During the three months ended December 31, 2007, we funded average daily net settlement receivable balances of $158 million, with the highest daily balance being $244 million. During fiscal 2007, on a pro forma basis, we funded average daily net settlement receivable balances of $72 million, with the highest daily balance being $164 million. During fiscal 2006, on a pro forma basis, we funded average daily net settlement receivable balances of $48 million, with the highest daily balance being $77 million.

Litigation. Visa U.S.A. and Visa International are parties to legal and regulatory proceedings with respect to a variety of matters, including certain litigation that we refer to as the covered litigation. We have a retrospective responsibility plan to address settlements and judgments arising from the covered litigation. As part of the plan, we intend to deposit $3.0 billion into an escrow account from which settlements of, or judgments in, the covered litigation will be payable. The amount deposited in the escrow account will cause the class B conversion rate to adjust to 0.74 shares of class A common stock per share of class B common stock. After the closing of this offering, we may be directed by the litigation committee to conduct additional sales of class A common stock in order to increase the escrow amount, in which case the conversion rate of the class B common stock will be subject to an additional dilutive adjustment to the extent of the net proceeds from those sales. See “Business—Retrospective Responsibility Plan.”

Together with Visa U.S.A. and Visa International, we entered into an agreement with American Express that became effective on November 9, 2007 to settle litigation, American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al, that had been pending since 2004. The settlement ended all current litigation between American Express and Visa U.S.A. and Visa International, as well as the related litigation between American Express and five co-defendant banks. Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from us and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from us and $185 million from the five co-defendant banks. Beginning March 31, 2008, we will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion.

SFAS No. 5, “Accounting for Contingencies,” requires an accrual by a charge to income for an estimated loss if such a loss is probable and reasonably estimable. Management’s determination of the appropriate loss accrual is made in light of all relevant factors.

Visa U.S.A. recorded litigation expense in its fiscal 2007 financial statements, and Visa Inc. recorded a liability in its October 1, 2007 balance sheet equal to the present value of the estimated total payments it will be required to make to American Express, discounted at 4.72%, of $1.9 billion. We expect to record interest expense to the extent of the remaining obligation of $139 million from October 1, 2007 through December 31, 2011. We intend to use the escrow account to fund payments in connection with the settlement agreement. During the three months ended December 31, 2007, we recorded $23 million of interest expense related to this settlement.

Judgments and settlements in litigation other than covered litigation could give rise to future liquidity needs. For example, in connection with our retailers’ litigation settlement in fiscal 2003, we are required to make annual settlement payments of $200 million through fiscal 2012.

On February 21, 2008, pursuant to our retrospective responsibility plan, the litigation committee determined that the escrow amount should be established at $3.0 billion. This amount will be deposited in an escrow account promptly following, and contingent upon, the completion of this offering. In accordance with the terms of the retrospective responsibility plan, settlements of, or judgments in, covered litigation will be payable from this account. See Note 5—Retrospective Responsibility Plan to our consolidated financial statements as of and for the three months ended December 31, 2007. For the quarter ended March 31, 2008, we currently expect to record an additional litigation provision of approximately $285 million related to the covered litigation, which will be recorded as a charge against income. The determination to record this additional provision is based on management’s present understanding of its litigation profile and the specifics of each case, and takes into account the determination of the litigation committee.

Redemption of class B and class C common stock. We intend to use $11.9 billion of the net proceeds of this offering to redeem 132,989,608 shares of class B common stock and 144,217,005 shares of class C (series I) common stock following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. In October 2008, we intend to redeem (1) all of the class C (series II) common stock at an aggregate redemption price of $1.146 billion as adjusted for dividends and other adjustments, and (2) 31,853,182 shares of class C (series III) common stock at an aggregate redemption price of $1.4 billion, equivalent on a per share basis to the price per share of class A common stock in this offering less underwriting discounts and commissions. In the event the underwriters exercise all or a portion of their option to purchase additional shares of class A common stock, we intend to redeem additional shares of class B common stock and class C (series I) common stock following such exercise, in which case we would also redeem additional shares of class C (series III) common stock in October 2008. See “Use of Proceeds.”

Visa Europe put-call option agreement. We have granted Visa Europe a put option which, if exercised, will require us to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Visa Europe may exercise the put option at any time after the first anniversary of this offering. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies the 12-month forward price-to-earnings multiple applicable to our common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. Upon exercise of the put option, we will be obligated, subject only to regulatory approvals and other limited conditions, to pay the purchase price within 285 days in cash or, at our option, with a combination of cash and shares of our publicly tradable common stock. The portion of the purchase price we will be able to pay in stock will initially be limited to 49.2% (assuming the redemption of 144,217,005 shares of class C (series I) common stock with the proceeds of this offering) and will be reduced to the extent of any further redemptions of, or exceptions made by the directors to the transfer restrictions applicable to, the class C (series I) common stock. See “Description of Capital Stock—Transfer Restrictions.” We must pay the purchase price in cash if the settlement of the put option occurs more than three years after the completion of this offering.

We will incur a substantial financial obligation if Visa Europe exercises the put option, and we may need to obtain third-party financing, either by borrowing funds or undertaking a subsequent equity offering in order to fund this payment, which would be due 285 days after exercise. At December 31, 2007, the fair value of the put option liability was $346 million. While this amount represents the fair value of the put option at December 31, 2007, it does not represent the actual purchase price that we may be required to pay if the option is exercised. The amount of that potential obligation could vary dramatically based on, among other things, the 12 month projected sustainable net operating income of Visa Europe, the allocation of cost synergies, the trading price of our class A common stock, and our 12-month forward price-to-earnings multiple, in each case, as determined at the time the put option is exercised. We are not currently able to estimate the amount of this obligation due to the nature and number of factors involved and the range of important assumptions that would be required. However, depending upon Visa Europe’s level of sustainable profitability and/or our 12-month forward price-to-earnings multiple at the time of any exercise of the option, the amount of this obligation could be several billion dollars or more. See “Material Contracts—The Put-Call Option Agreement.”

Capital expenditures. We are building a new data center on the east coast of the United States at an estimated cost of $397 million. In fiscal 2007, we completed the purchase of a parcel of land and commenced construction, which is expected to continue through fiscal 2010. Upon completion, we will migrate our current east coast data center to this new facility. The new data center is intended to support our technology objectives related to reliability, scalability, security and innovation. At December 31, 2007, we had incurred total costs of $96 million related to the new data center. We have remaining committed obligations of $158 million, of which $143 million is expected to be paid in fiscal 2008. The remaining $143 million of uncommitted estimated costs is expected to be paid in fiscal 2009 and 2010. We will continue to make ongoing investments in technology and our payments system infrastructure, some of which we treat as capital expenditures. We also expect to complete the purchase of transportation assets totaling $56 million in fiscal 2008.

Other uses of liquidity. In addition to the principal uses of liquidity described above, we are also required to make interest and principal payments under our outstanding indebtedness. Our total outstanding principal balance of debt at December 31, 2007, net of unamortized issuance costs, was $115 million.

Certain charges directly connected to the reorganization will affect our results of operations in future periods. These charges, which may be significant, will include charges during fiscal 2008 related to workforce consolidation due to elimination of overlapping functions, and professional fees related to enhancing our systems and infrastructure to support the global organization. We expect to fund these activities with existing liquid assets and projected operating cash flows.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements are comprised of guarantees. Visa Inc. has no off-balance sheet debt, other than operating leases and purchase order commitments entered into in the ordinary course of business as discussed below and reflected in our contractual obligations table.

Guarantees

Under the bylaws of Visa U.S.A. and Visa International, and through separate membership agreements with the individual financial institution customers, these entities indemnify issuing and acquiring customers for settlement losses suffered by reason of the failure of any other issuing and acquiring customer to honor drafts, travelers cheques, or other instruments processed in accordance with their operating regulations. This indemnification is unlimited and is the result of the difference in timing between the date of a payment transaction and the date of subsequent settlement. To manage the settlement risk under this indemnification and the resulting risk to all financial institution customers, a formalized set of credit standards is used to review financial institution customers. To reduce potential losses related to settlement risk, Visa Inc. requires certain financial institution customers to post collateral that may include cash equivalents, securities, letters of credit or guarantees in order to ensure their performance of settlement obligations. Our estimated settlement exposure, after consideration of customer collateral obtained, amounted to approximately $29.3 billion at December 31, 2007. The exposure to settlement losses not covered by customer collateral is accounted for as a settlement risk guarantee. The fair value of the settlement risk guarantee is estimated and recorded in our consolidated balance sheet. See Note 13—Settlement Guarantee Management to the unaudited consolidated financial statements of Visa Inc. for the three months ended December 31, 2007. The fair value of the settlement risk guarantee was under $1 million at December 31, 2007.

Upon the closing of this offering, our financial institution customers will no longer indemnify Visa for settlement obligations other than their own settlement obligations and those of certain other participants in the system sponsored by the financial institution customer.

In October 2001, Visa International entered into a 20-year lease agreement for premises to be occupied by the EU region and Visa CEMEA. On July 1, 2004, upon the incorporation of the EU region as VESI, a wholly owned subsidiary of Visa Europe, the entire lease was assigned to VESI with Visa International acting as a guarantor to the landlord as required by United Kingdom property law under the existing lease. In the event of a default by VESI, Visa International is obligated to make lease payments. The base rent commitment is £7.5 million each year or $15.0 million in U.S. dollars (based on the December 31, 2007 exchange rate). VESI has agreed to reimburse Visa International for any liabilities that may arise under Visa International’s guarantee to the landlord. Since the inception of this arrangement, Visa International has not made any payments under this guarantee. The estimated fair value of this guarantee was under $1 million at December 31, 2007.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The contractual obligations identified in the table below include both on-and off-balance sheet transactions that represent a material expected or contractually committed future obligations at October 1, 2007. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash balances, proceeds from this offering, and available credit facilities.

	Payments Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(millions)
Purchase orders(1)	$592	$15	$9	$—	$616
Operating leases(2)	30	44	24	39	137
Equipment, software and other(2)	23	26	1	—	50
Capital leases(3)	4	—	—	—	4
Volume and support incentives(4)	995	1,681	1,114	626	4,416
Marketing and sponsorships(5)	154	177	107	53	491
Litigation payments(6)	1,566	980	750	—	3,296
Redemption of class C (series II) common stock(7)	—	1,146	—	—	1,146
Redemption of class C (series III) common stock(7)	—	1,362	—	—	1,362
Debt(8)	86	40	—	—	126
Interest on debt(8)	8	3	—	—	11

Total	$3,458	$5,474	$2,005	$718	$11,655

(1)	Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding and that specify significant terms, including: fixed or minimum quantities to be purchased and fixed, minimum or variable price provisions, and the approximate timing of the transaction.
(2)	Visa Inc. leases certain premises such as its data centers, certain regional offices, equipment and software under non-cancelable operating leases with varying expiration dates.
(3)	Visa Inc. entered into a capital lease for certain computer equipment in fiscal 2005. Visa Inc. is financing the acquisition of the underlying assets through the leases and accordingly they are recorded on the consolidated balance sheet of Visa Inc.
(4)

Visa Inc. generally has non-cancelable agreements with financial institutions and merchants for various programs designed to build sales volume and increase payment product acceptance. These agreements, which range in term from one to 13 years, provide card issuance, marketing and program support based on specific performance requirements. Payments under these agreements will be offset by revenues earned from higher payments and transaction volumes in connection with these agreements. These amounts are estimates and could change based on customer performance.
(5)	Visa Inc. is a party to contractual sponsorship agreements ranging from less than one year to 8 years. These contracts are designed to help us increase Visa-branded cards and volumes. Over the life of these contracts, Visa is required to make payments in exchange for certain advertising and promotional rights. In connection with these contractual commitments, Visa has an obligation to spend certain minimum amounts for advertising and marketing promotion over the contract terms.
(6)	Represents amounts due in accordance with settlement agreements in the Retailers’ Litigation, American Express, and other litigation settlements.
(7)	In October 2008, we intend to redeem all of the class C (series II) common stock for an aggregate redemption price of $1.146 billion (subject to reduction for dividends and other adjustments) and we are required to redeem 31,853,182 shares of class C (series III) common stock for an aggregate redemption price of $1.4 billion.
(8)	Represents payments on medium-term notes, series B senior secured notes, and series B secured notes. See Note 11—Debt.

As of December 31, 2007, there had been no material change in our contractual obligations other than our expectation that we will be required to pay the redemption amounts set forth in footnote (7) above within a period of less than one year.

See Note 11—Debt, Note 21—Commitments and Contingencies, and Note 23—Legal Matters to the consolidated balance sheet of Visa Inc. at December 31, 2007.

Visa Inc. also has obligations with respect to its pension and postretirement benefit plans, and other incentive plans. See Note 12—Pension, Postretirement, and Other Benefits to the consolidated balance sheet of Visa Inc. at October 1, 2007.

Related Parties

During the three months ended December 31, 2007 and during fiscal 2007 and 2006, a significant portion of Visa Inc.’s pro forma operating revenues were generated from one customer. Operating revenues from this customer were approximately $106 million, or 7%, of our operating revenues for the three months ended December 31, 2007. Operating revenues from this customer were approximately $454 million, or 9%, and $408 million, or 10%, of our pro forma operating revenue for fiscal 2007 and 2006, respectively. No other customer accounted for 10% or more of Visa Inc.’s total operating revenues during the three months ended December 31, 2007 and total pro forma operating revenues in fiscal 2007 or 2006. The loss of this customer could adversely impact Visa Inc.’s operating revenues and operating income going forward. This customer also has an officer who serves on the board of directors, and has an ownership interest of greater than 10% of our voting common stock. See Note 22—Related Parties to the Visa Inc. unaudited consolidated financial statements for the three months ended December 31, 2007, Note 18—Related Parties to the Visa U.S.A. fiscal 2007 consolidated financial statements and Note 20—Related Parties to the Visa International fiscal 2007 consolidated financial statements.

On February 15, 2008, we entered into a $3.0 billion five year revolving credit facility with a syndicate of banks including affiliates of certain class B and class C stockholders. As discussed in “Certain Relationships and Related Party Transactions,” JPMorgan Chase Bank and Bank of America, N.A. are parties to this credit facility. There are currently no amounts outstanding under this facility. See “—Liquidity and Capital Resources.”

Critical Accounting Estimates

Visa Inc.’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make judgments, assumptions, and estimates that affect the amounts reported. Note 2—Summary of Significant Accounting Policies to the audited balance sheet of Visa Inc. at October 1, 2007 and to the unaudited consolidated financial statements of Visa Inc. at December 31, 2007 describes the significant accounting policies and methods used in the preparation of our unaudited consolidated financial statements. We have established policies and control procedures to seek to ensure that estimates and assumptions are appropriately governed and applied consistently from period to period. The following is a brief description of our current accounting policies involving significant management judgment.

We believe that the following accounting estimates are the most critical to fully understand and evaluate our reported financial results, as they require our most subjective or complex management judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Revenue Recognition—Volume and Support Incentives

We enter into incentive agreements with financial institution customers, merchants and other business partners to build payments volume and increase product acceptance. Certain volume and support incentives are based on performance targets and are accrued based upon estimates of future performance. Other incentives are fixed payments and are deferred and amortized over the period of benefit.	Volume and support incentives require significant management estimates. Estimation of volume and support incentives relies on forecasts of payments volume, estimates of card issuance and conversion. Performance is estimated using financial institution customer reported information, transactional information accumulated from our systems, historical information and discussions with our customers.	If our customers’ actual performance or recoverable cash flows are not consistent with our estimates, volume and support incentives may be materially different than initially recorded. The cumulative impact of a revision in estimates is recorded in the period such revisions become probable and estimable and is recorded as a reduction of revenue. For the three months ended December 31, 2007 performance adjustments to volume and support agreements were approximately 0.7% of our operating revenues. In fiscal 2007 and 2006 performance adjustments to volume and support accruals increased pro forma operating revenues by 1.6% and 1.0%, respectively.

Fair Value—EU Put Option

We have granted Visa Europe a put option under which Visa Inc. is required to purchase all of the share capital of Visa Europe from its members at any time after the first anniversary of this offering. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to	The determination of the fair value of the put option requires significant estimates and assumptions. The most significant of these estimates are the assumed probability that Visa Europe will elect to exercise its option and the estimated differential between the 12-month forward price-to-	In the determination of the fair value of the put option at December 31, 2007, we have assumed a 40% probability of exercise by Visa Europe at some point in the future and a P/E differential, at the time of exercise, of approximately 5.3x. The use of a probability of exercise 5% higher

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions

certain adjustments, applies the 12-month forward price-to-earnings multiple applicable to our common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. We determined the fair value of the put option using probability weighted models designed to estimate our liability assuming various possible exercise decisions that Visa Europe could make, including the possibility it will never exercise its option, under different economic conditions in the future. Using this approach, the estimated fair value is approximately $346 million at December 31, 2007 and is included in Other Liabilities on the Visa Inc. consolidated balance sheet at December 31, 2007.

While this amount represents the fair value of the put option at December 31, 2007, it does not represent the actual purchase price that we may be required to pay if the option was exercised, which would likely be significantly in excess of this amount.

	earnings multiple applicable to our common stock and that applicable to Visa Europe on a stand alone basis at the time of exercise, which we refer to as the P/E differential.	than our estimate would have resulted in an increase of approximately $44 million in the value of the put option. An increase of one in the assumed P/E differential would have resulted in an increase of approximately $71 million in the value of the put option.

Settlement Risk Guarantee

Subject to our bylaws and operating regulations, we indemnify issuing and acquiring financial institution customers for settlement losses suffered by reason of the failure of any other financial institution customers to honor credit and debit drafts, travelers cheques or other instruments processed in accordance with our operating regulations. The fair value of the associated settlement risk guarantee is based on estimates.

We estimate on a quarterly basis the value of the guarantee by applying the following formula:

Settlement Risk Guarantee = Total Exposure (both covered and uncovered) multiplied by Weighted Average Failure Probability multiplied by Loss upon Failure

Total exposure represents the average number of days to settle multiplied by the average daily transaction volume plus a safety margin of two days. Failure probability represents the probability of failure by individual

Our estimate of total exposure changes period to period as a result of movement in overall volume of settlement transactions. Estimates of the weighted average failure probability change as a result of changes in the assessment of the creditworthiness of our financial institution customers. Estimates of loss upon failure change based on our actual loss history in the preceding ten year period. A 25% increase in any of the assumptions used in the calculation of the settlement risk guarantee will have an immaterial impact on the liability recorded. However if

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions

financial institution customers based on assessed credit ratings. Loss upon failure represents the actual loss expected to be incurred in the event that a financial institution customer fails.

For the three months ended December 31, 2007, our internal estimates used in the above calculation were as follows:

Total Exposure =

$30.4 billion

Weighted Average Failure Probability = 0.58%

Loss upon Failure = 0.41%

The most critical assumption in estimating the settlement risk guarantee liability is loss upon failure. We establish this estimate using actual loss history for the previous ten-year period.

significant losses occur in the future under this guarantee the impact to the estimated loss upon failure assumption could result in an increase to the obligation under the settlement risk guarantee that could be material to the consolidated financial statements.

Fair Value—Goodwill and Intangibles

The purchase method of accounting for business combinations and associated impairment accounting requires the use of significant estimates and assumptions. We are required to estimate the fair value and useful lives of assets acquired and liabilities assumed. We are required to assess assets acquired and goodwill for impairment subsequently.

Valuation of assets and liabilities assumed in business combinations, including goodwill and intangible assets require the use of management’s judgment. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future reflecting pricing, volume, and expense levels, the appropriate weighted average cost of capital and an appropriate discount rate determined by our management. We believe that the assumptions made in this regard are comparable to those a market participant would use in making similar estimates of fair value. In arriving at this assertion, pricing levels applied were substantiated through the examination of rates prevalent in the marketplace. Projected volumes obtainable by a market participant were assumed to be substantially the same as that

If actual results are not consistent with our assumptions and estimates, we may be exposed to impairment charges. The carrying value of the goodwill and intangible assets was $20.0 billion, including $10.9 billion of indefinite lived intangible assets at December 31, 2007.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions

achievable by the Company as those market participants would benefit from the same customer relationships and economic environment. Expense levels were analyzed based on existing cost structures and anticipated synergies upon combination. It was determined that a market participant with the capability to purchase the acquired businesses would also have the resources and expertise to centralize and manage operations to achieve comparable anticipated cost savings. Therefore, all identified synergies were deemed to be available to a market participant. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Management’s assumptions do not reflect unanticipated events or circumstances that may occur.

Determining the expected life of an intangible asset requires considerable management judgment and is based on the evaluation of a number of factors, including the competitive environment, market share, customer history and macroeconomic factors. We determined that brand and customer relationships intangible assets have indefinite lives, based on our significant market share history of strong revenue and cash flow performance, and historical retention rates which we expect to continue for the foreseeable future.

Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. Impairment testing for goodwill

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
requires the company to assign assets and liabilities to reporting units along with estimating future cash flows for those reporting units based on assumptions of future events.

Legal and Regulatory Matters

We are currently involved in various claims and legal proceedings, the outcomes of which are not within our complete control or may not be known for prolonged periods of time.

Management is required to assess the probability of loss and amount of such loss, if any, in preparing our financial statements.

	We evaluate the likelihood of a potential loss from any claim or legal proceeding to which we or any of our subsidiaries is a party in accordance with SFAS No. 5, “Accounting for Contingencies” (SFAS 5). We record a liability for claims and legal proceedings when a loss is considered probable and the amount can be reasonably estimated. In most cases, significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal or regulatory proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. In determining our liability under SFAS 5 for covered litigation under the retrospective responsibility plan, we also evaluate the actions taken by the litigation committee including its decisions regarding the establishment and funding of the escrow account. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates.	Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes, which could have material adverse effects on our business, financial condition and results of operations.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Income Taxes

In calculating its effective tax rate Visa Inc. makes judgments regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions.

Visa Inc. has various tax filing positions, including with regard to the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions.

The adoption of FASB interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” required us to inventory, evaluate and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities.

Although Visa Inc. believes that its estimates and judgments are reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities, including our tax benefit of $787 million associated with the settlement of the American Express litigation and the recognition of a liability under the guidelines of SFAS No. 5 related to the Discover litigation and other matters. See Note 22—Legal Matters to the unaudited consolidated financial statements for the three months ended December 31, 2007. If one or more of the taxing authorities were to successfully challenge our right to realize some or all of the tax benefit we have recorded and we were unable to realize this benefit, it could have a material and adverse effect on our financial results and cash flows.

Seasonality

We do not expect to experience any pronounced seasonality in our business. No individual quarter of fiscal 2007 or fiscal 2006 accounted for more than 30% of annual pro forma revenues.

Impact of Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), “Fair Value Measurements” which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure requirements about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of adopting SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment to SFAS 115.” SFAS No. 159 allows the measurement of many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option. In addition, SFAS 159 includes an amendment of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years that begin after November 15, 2007. We are currently evaluating the impact, if any, of adopting SFAS 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 is intended to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require; the ownership interests in subsidiaries held by parties other than the parent and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value, and entities to provide sufficient disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 affects those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of this statement is not expected to have an effect our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential economic loss arising from changes in market factors such as foreign currency exchange rates, credit, interest rates and equity prices. We believe we are exposed to three significant market risks that could affect our business including: changes in foreign currency rates, interest rates and equity prices. We do not hold or enter into derivatives or other financial instruments for trading or speculative purposes. Aggregate risk exposures are monitored on an ongoing basis, and cash and cash equivalents are not considered to be subject to significant interest rate risk due to the short period of time to maturity.

Foreign Currency Exchange Rate Risk

Our business is conducted globally. Although most of our activities are transacted in U.S. dollars, we are exposed to adverse movements in foreign currency exchange rates. Risks from foreign currency exchange rate fluctuations are related primarily to adverse changes in the dollar value of revenues that are derived from foreign currency-denominated transactions, and to adverse changes in the dollar value of payments in foreign currencies, primarily for costs and expenses at our non-U.S. locations.

These risks are managed by utilizing derivative foreign currency forward and option contracts, which we refer to as foreign currency contracts. Foreign currency contracts are primarily designated as hedges of operational cash flow exposures which result from changes in foreign currency exchange rates. At December 31, 2007, the currencies underlying the foreign currency contracts consisted of the British pound, the Mexican Peso, the Australian Dollar, the Japanese Yen, the Thai Baht and various other currencies. Our foreign currency exchange rate risk management program reduces, but does not entirely eliminate, the impact of foreign currency exchange rate movements.

At December 31, 2007, foreign currency contract positions consisted of agreements to purchase foreign currencies in exchange for U.S. dollars, at notional amounts totaling $346 million. Based on these December 31, 2007 foreign currency contract positions, the effect of a hypothetical 10% strengthening of the U.S. dollar is estimated to create an additional fair value gain of $16 million, while a hypothetical 10% weakening of the U.S. dollar is estimated to create an additional fair value loss of $12 million.

We are also subject to foreign currency exchange risk in daily settlement activities. This risk arises from the timing of rate setting for settlement with customers relative to the timing of market trades for balancing currency positions. The foreign currency exchange risk in settlement activities is limited through daily operating procedures, including the utilization of Visa settlement systems and Visa Inc.’s interaction with foreign exchange trading counterparties.

Interest Rate Risk

A significant portion of our investment portfolio assets are held in fixed-income securities. These assets are reflected as cash equivalents, short-term available-for-sale investments, and long-term available-for-sale investments. We do not consider our cash and cash equivalents to be subject to significant market risks from a fair value perspective, as amounts consist of liquid investments with original maturities or re-pricing characteristics of three months or less. Investments in fixed rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates. Additionally, a falling rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Because we have historically had the ability to hold short-term investments until maturity and the majority of our investments mature within one year of purchase, operating results or cash flows have not been, and are not expected to be, materially impacted by a sudden change in market interest rates.

The fair value balances of interest rate sensitive assets at December 31, 2007 include:

December 31, 2007
(in millions, except percentages)
Government-sponsored entities	890
Tax-exempt municipal bonds	8

Total	$898

Percentage of total assets	3%

We manage our exposure to interest rate risk by investing primarily in rate-adjustable, government-sponsored securities. Notwithstanding the efforts to manage interest rate risks, there can be no assurances that there will be adequate protection against the risks associated with interest rate fluctuations.

A hypothetical 100 basis point increase or decrease in interest rates would impact the fair value of the investment portfolio by approximately ($11) million or $8 million, respectively, at December 31, 2007.

We have various credit facilities to provide liquidity in the event of customer settlement failures and other operational needs. These credit facilities have variable rates which are applied to borrowings based on terms and conditions set forth in each agreement. There were no amounts outstanding at December 31, 2007 under these credit facilities.

We have fixed rate medium-term notes which are subject to interest rate risk. A hypothetical 100 basis point increase or decrease in rates would impact the fair value of these notes by $3 million at December 31, 2007.

We have a liability related to the Framework Agreement with Visa Europe which is recorded at fair market value at December 31, 2007. See “Material Contracts—The Framework Agreement.” In the future, we will be required to record any change in the fair value of the liability on a quarterly basis. The effect of a hypothetical 10% change in market value would have increased or decreased the liability by approximately $10 million at December 31, 2007.

Equity Price Risk

We own equity securities which are selected to offset obligations in connection with our long-term incentive and deferred compensation plans. Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations. Gains and losses experienced on these equity investments are recorded in net investment income on our consolidated statements of operations, and are offset by increases or reductions in personnel expense, respectively. The effect of a hypothetical 10% change in market value would have increased or decreased unrealized losses and personnel expense, respectively, by $16 million at December 31, 2007.

We have a liability related to the Put-Call Option with Visa Europe which is recorded at fair market value at December 31, 2007. See “Material Contracts—The Put-Call Option Agreement.” In the future, we will be required to record any change in the fair value of the put option on a quarterly basis. In the determination of the fair value of the put option at December 31, 2007, we have assumed a 40% probability of exercise by Visa Europe at some point in the future and a P/E differential, at the time of exercise, of approximately 5.3x. The use of a probability of exercise 5% higher than our estimate would have resulted in an increase of approximately $44 million in the value of the put option. An increase of one in the assumed P/E differential would have resulted in an increase of approximately $71 million in the value of the put option.

Pension Plan Assets Risk

Our total defined benefit pension plan assets were $673 million at September 30, 2007 (the last plan measurement date). Although these assets are not included in our financial statements, a material adverse decline in the value of pension plan assets could result in an increase to liability and a reduction to stockholders’ equity due to an increase in the unfunded status of a plan, an increase in pension expense due to a decline in the expected rate of return on plan assets, and an increase in required plan funding.

Unaudited Quarterly Pro Forma Financial Information

The quarterly pro forma statements of operations data set forth below for fiscal 2007 give effect to the reorganization as if it had occurred on October 1, 2006. These pro forma statements of operations have been prepared in accordance with SFAS No. 141, “Business Combinations.” See Note 3—The Reorganization to the audited consolidated balance sheet of Visa Inc. at October 1, 2007 and Note 3 to the consolidated financial statements of Visa Inc. as of and for the three months ended December 31, 2007 and 2006 included elsewhere in this prospectus.

	Fiscal 2007 Quarter Ended
	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(unaudited)
Operating Revenues
Service fees	$577,055	$614,117	$661,395	$729,457
Data processing fees	376,854	370,410	448,808	463,287
Volume and support incentives	(136,202)	(187,464)	(175,268)	(215,668)
International transaction fees	247,473	281,478	311,451	352,904
Other revenues	108,063	112,643	119,170	133,167

Total operating revenues	1,173,243	1,191,184	1,365,556	1,463,147

Operating Expenses
Personnel	272,744	269,211	292,794	324,277
Network, EDP, and communications	118,115	117,236	136,985	144,412
Advertising, marketing, and promotion	204,891	182,083	244,500	443,070
Professional and consulting fees	100,741	136,039	158,977	156,616
Administrative and other	81,286	79,604	88,100	103,963
Litigation provision	2,150	12,845	(1)	2,638,108

Total operating expenses	779,927	797,018	921,355	3,810,446

Operating income (loss)	393,316	394,166	444,201	(2,347,299)

Other Income (Expense)
Interest expense	(23,316)	(24,393)	(24,752)	(24,425)
Investment income, net	40,008	35,791	55,857	64,948
Other	—	—	8,000	499

Total other income (expense)	16,692	11,398	39,105	41,022

Income (loss) before income taxes	410,008	405,564	483,306	(2,306,277)
Income tax expense/(benefit)	161,016	159,931	184,495	(652,006)

Net income (loss)	$248,992	$245,633	$298,811	$(1,654,271)

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF VISA U.S.A.

The following tables present selected consolidated statements of operations data for the years ended September 30, 2007, 2006 and 2005 and consolidated balance sheet data at September 30, 2007 and 2006 for Visa U.S.A. that were derived from the audited consolidated financial statements of Visa U.S.A. included elsewhere in this prospectus. The selected Visa U.S.A. consolidated statements of operations data for the years ended September 30, 2004 and 2003 and the consolidated balance sheet data at September 30, 2005, 2004 and 2003 for Visa U.S.A. were derived from audited consolidated financial statements of Visa U.S.A. not included in this prospectus.

In October 2007, we consummated a reorganization in which Visa U.S.A., Visa International, Visa Canada and Visa U.S.A.’s majority-owned subsidiary, Inovant, which operated the VisaNet transaction processing system and other related processing systems, became direct or indirect subsidiaries of Visa Inc. The reorganization was accounted for as a purchase under the guidelines of SFAS No. 141, “Business Combinations,” occurring on October 1, 2007, with Visa U.S.A. deemed to be the accounting acquirer of the ownership interest in Visa Canada, Visa International and Inovant not previously held (including Visa Europe’s interest in Visa International and Inovant). The operating results of the acquired interests in Visa International and Visa Canada will be included in the consolidated statements of operations of Visa Inc. from October 1, 2007.

The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Visa U.S.A.
	Fiscal Year
	2007	2006	2005	2004	2003(1)
	(in millions)
Statement of Operations Data:
Total operating revenues	$3,590	$2,948	$2,665	$2,429	$1,980
Operating expenses	5,039	2,218	2,212	1,999	3,398
Litigation provision	2,653	23	132	37	1,500
Operating income (loss)	(1,449)	730	453	430	(1,418)
Operating income (loss) as a percent of operating revenues	(40.4)%	24.8%	17.0%	17.7%	(71.6)%
Other income (expense)	$62	$(8)	$3	$(75)	$(38)
Income (loss) before cumulative effect of change in accounting principle(2)	(1,076)	455	265	216	(885)
Net income (loss)(2)	(1,076)	455	360	210	(885)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$275	$270	$135	$174	$86
Short-term investment securities, available-for-sale	747	660	681	156	253
Total current assets	2,507	1,594	1,478	920	867
Long-term investment securities, available-for-sale	737	515	319	378	85
Total assets	4,390	2,964	2,745	2,294	1,905
Current portion of long-term debt(3)	41	32	32	32	174
Current portion of accrued litigation(4)	2,236	216	197	244	201
Total current liabilities	3,282	1,393	1,325	1,070	988
Long-term debt(3)	—	41	74	106	—
Long-term accrued litigation(4)	1,446	784	1,010	1,019	1,127
Total equity (deficit)	(501)	583	126	(230)	(440)

	Visa U.S.A.
	Twelve Months Ended June 30,
	2007	2006	2005	2004	2003
	(unaudited)
	(in millions, except percentages)
Statistical Data:(5)
Payments volume(6)	$1,449,226	$1,322,837	$1,130,896	$956,439	$818,558
Year-over-year change	9.6%	17.0%	18.2%	16.8%	10.6%

	Fiscal Year
	2007	2006	2005	2004	2003
	(in millions, except percentages)
Total transactions(7)	25,942	23,410	20,009	16,653	14,099
Year-over-year change	10.8%	17.0%	20.2%	18.1%	12.4%

(1)	On January 1, 2003, Visa U.S.A. purchased Inovant, Inc. and subsequently formed Inovant, which affect the comparability of the financial data of Visa U.S.A. The operating results of Inovant were included in the consolidated statements of operations of Visa U.S.A. from January 1, 2003.
(2)	Visa U.S.A. recorded a cumulative effect of accounting change in fiscal 2005 related to its membership interest in Visa International and in fiscal 2004 related to Visa U.S.A. changing its method of amortizing volume and support agreements. These accounting changes resulted in additional net income of $96 million in fiscal 2005 and an additional net expense of $6 million in fiscal 2004. For further information regarding these accounting changes. See Note 3—Cumulative Effect of Change in Adoption of Accounting Principle to the Visa U.S.A. fiscal 2007 consolidated financial statements.
(3)	The long term portion of Visa U.S.A. debt was classified as being due within one year at September 30, 2007 and 2003, because Visa U.S.A. was in default of certain financial performance covenants as a result of the settlement of the American Express and Retailers’ litigation in fiscal 2007 and 2003, respectively, as described in Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements included elsewhere in this prospectus.
(4)	In fiscal 2007, Visa U.S.A. settled the American Express litigation matter for approximately $2.1 billion and in fiscal 2003 Visa U.S.A. settled the Retailers’ litigation for approximately $2.0 billion, as described in Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements included elsewhere in this prospectus. The present value of these obligations of $1.9 billion and $1.4 billion, respectively, was recorded in fiscal 2007 and 2003, respectively.
(5)	The statistical data in this table are based on quarterly operating certificates from Visa’s customers and are unaudited. Year-over-year change for fiscal 2003 represents change compared to fiscal 2002.
(6)	Payments volume is the total monetary value of transactions for goods and services that are purchased with cards bearing our brands.
(7)	Total transactions represents transactions involving Visa-branded cards as reported by our customers and includes transactions that are not processed on our VisaNet processing system.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VISA U.S.A. INC.

This management’s discussion and analysis covers fiscal 2007, 2006 and 2005, and provides a review of the results of operations, financial condition and the liquidity and capital resources of Visa U.S.A. Inc. (Visa U.S.A.) and its subsidiaries and outlines the factors that have affected recent earnings, as well as those factors that may affect future earnings. The following discussion and analysis should be read in conjunction with Visa U.S.A.’s consolidated financial statements and related notes at and for the year ended September 30, 2007, included elsewhere in this prospectus.

Overview

Prior to the closing of the global reorganization in October 2007, Visa U.S.A. along with Visa International (comprising the operating regions of AP, LAC and CEMEA), Visa Canada and Visa Europe operated as one of five entities related by ownership and membership to Visa. After the reorganization, Visa U.S.A., Visa International and Visa Canada became subsidiaries of Visa Inc., a Delaware stock corporation.

Visa U.S.A. is a leader in the electronic payments industry in the United States and is responsible for administering Visa payment programs in the United States. Visa U.S.A. provides products and services over a secure payments network to support payment programs offered by its member financial institutions to their consumer, commercial and merchant customers. Visa U.S.A.’s principal product platforms include consumer credit, consumer debit and cash access, prepaid and commercial programs. Visa U.S.A.’s primary customers are its member financial institutions participating in the payments network. Prior to the reorganization, Visa U.S.A. was a regional group member of Visa International and operated as a non-stock corporation with approximately 13,300 member financial institutions.

Visa U.S.A. achieved 22% growth in operating revenues in fiscal 2007 compared to fiscal 2006. This growth reflects a 10% increase in payments volume (as defined below) on Visa U.S.A.’s products for the fiscal year, with double-digit payments volume growth in commercial and consumer debit products, and an 11% increase in the number of transactions. Payments volume, which is the basis for service fees, and transactions, which drive data processing fees, are key drivers for Visa U.S.A.’s business. Payments volume is defined as the total monetary value of transactions for goods and services that are purchased with Visa products, including PIN-based debit volume, and excluding cash disbursements obtained with Visa-branded cards, balance transfers and convenience checks, which Visa U.S.A. refers to as cash volume.

Operating revenues increased at a higher rate than underlying payments volume growth primarily due to two new acceptance fees, which are included in service fees, introduced in April 2007. The two new fees include a debit acceptance fee on debit payments volume and a credit/commercial acceptance fee on all consumer credit and commercial payments volume. These fees supersede previously existing issuer programs used to support merchant acceptance and volume growth initiatives. These changes are designed to simplify the fee structure and improve overall program efficiencies for Visa U.S.A. and its issuers while continuing to support Visa U.S.A.’s acceptance growth initiatives. While Visa U.S.A. believes that these fee changes will generate ongoing benefits, Visa U.S.A. does not believe that the rate of growth in operating revenues during fiscal 2007 is representative of sustainable future revenue growth because it includes the impact in 2007 of the new service fees introduced in the second half of fiscal 2007. Growth in operating revenues was also attributable to adjustments from Visa U.S.A.’s estimates of performance for volume and support incentive agreements as part of its regular quarterly review of these agreements.

Visa U.S.A. incurred an operating loss in fiscal 2007 as a result of recording a litigation provision of $2.7 billion, of which $1.9 billion was recorded in connection with the settlement of outstanding litigation with American Express. Visa Inc., Visa U.S.A. and Visa International entered into an agreement with American Express that became effective on November 9, 2007, to resolve all current litigation between American Express and Visa U.S.A. and Visa International, and the related litigation between American Express and five co-defendant banks. Under the settlement agreement, an initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa Inc. will pay American Express an additional amount of up to $70 million per quarter for 16 quarters, for a maximum total of $1.12 billion. Total future payments discounted at 4.72% over the payment term, or $1.9 billion, are reflected in the litigation provision on Visa U.S.A.’s consolidated statements of operations for fiscal 2007 and in current and long-term accrued litigation on its consolidated balance sheet at September 30, 2007. Visa U.S.A. intends to fund its payment obligations under the American Express settlement with amounts in the escrow account, in accordance with the retrospective responsibility plan. The remainder of the $2.7 billion litigation provision includes management’s liability estimate under the guidelines of SFAS No. 5, “Accounting for Contingencies,” related to the Discover litigation, and various other litigation provisions for both settled and unsettled matters. See “Liquidity and Capital Resources” and Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

The effect of these litigation provisions on Visa U.S.A.’s earnings was partially offset by the impacts of the introduction of new service fees during the third quarter of fiscal 2007 and the absence of substantial charges incurred in the prior year related to customer reimbursement for costs associated with Visa U.S.A.’s holographic magnetic card, impairment charges related to Visa U.S.A.’s Mini Card license and business expenses related to a 2006 litigation settlement. See “Operating Revenues—Service Fees” and “Operating Expenses—Administrative and Other.”

In November 2006, Visa U.S.A. announced plans to outsource certain data processing and development support functions over the course of fiscal 2007. This action was intended to help Visa U.S.A. better align personnel and contract staffing levels with fluctuating project demand. As a result of this strategy, Visa U.S.A. reduced its total number of employees by approximately 5% of Visa U.S.A.’s total workforce at December 31, 2006. Visa U.S.A. incurred severance and related personnel costs of approximately $13 million during fiscal 2007 associated with this program. Approximately $1 million in additional charges are expected in fiscal 2008, based upon current assumptions for the timing of employee terminations. Although Visa U.S.A. believes that these estimates accurately reflect the costs of its plan, actual results may differ, thereby requiring Visa U.S.A. to record additional provisions or reverse a portion of such provisions. At September 30, 2007, the related liability in accrued compensation and benefits was $2 million.

In August 2007, Visa U.S.A. completed the purchase of a parcel of land on the east coast of the United States and commenced construction of a new data center. The new data center is intended to support Visa U.S.A.’s technology objectives related to reliability, scalability, security and innovation. Visa U.S.A. anticipates that the data center will be completed in 2010 at an estimated total cost of $397 million. See “Liquidity and Capital Resources.”

Results of Operations

Operating Revenues

Visa U.S.A.’s operating revenues consist of gross operating revenues reduced by payments made to customers and merchants under volume and support incentive arrangements. Gross operating revenues consist of service fees, data processing fees, international transaction fees and other revenues. Visa U.S.A.’s operating revenues are based upon aggregate payments volume reported by its members and transactional information accumulated by its transaction processing systems. Visa U.S.A.’s operating revenues are primarily generated from fees calculated on the payments volume of activity on Visa-branded cards, which Visa U.S.A. refers to as service fees, and from the fees charged for providing transaction processing, which Visa U.S.A. refers to as data processing fees. Pricing varies and may be modified on a customer-by-customer basis through volume and support incentive arrangements. Service fees and data processing fees combined represent 82%, 81% and 81% of Visa U.S.A.’s gross operating revenues in fiscal 2007, 2006 and 2005, respectively.

Visa U.S.A. does not earn revenues from, or bear credit risk with respect to, interest and fees paid by cardholders on Visa-branded cards. Issuing customers have the responsibility for issuing cards and determining interest rates and fees paid by consumers and commercial establishments, and most other competitive card features. Nor does Visa U.S.A. earn revenues from the fees that merchants are charged for card acceptance, including the merchant discount rate. Acquiring customers, which are generally responsible for soliciting merchants, establish and earn these fees.

Service Fees

Service fees primarily reflect payments by customers for their participation in card programs carrying marks of the Visa brand. Current quarter service fees are assessed using a calculation of pricing applied to prior quarter payments volume as reported on customer quarterly operating certificates, exclusive of PIN-based debit volume. These payments volumes also do not include cash disbursements obtained with Visa-branded cards, balance transfers or convenience checks.

Also included in service fees are acceptance fees which are used to support merchant acceptance and ongoing volume growth initiatives. Two new acceptance fees were introduced in April 2007, which apply to all consumer debit payments volume and all consumer credit and commercial payments volume. These fees supersede previously existing issuer programs. Prior period revenues associated with previously existing issuer fees have been reclassified from other revenues to this category for comparative purposes in Visa U.S.A.’s consolidated financial statements for fiscal 2006 and fiscal 2005.

Data Processing Fees

Visa U.S.A. operates a proprietary network, VisaNet, a proprietary, secure, centralized processing platform which provides transaction processing and other payment services linking issuers and acquirers. Processing services are provided through Visa U.S.A.’s majority-owned subsidiary, Inovant, which operates VisaNet. Visa U.S.A. also provides processing services to Visa International, Visa Canada and Visa Europe, in accordance with service agreements with these entities. Data processing fees are based on information Visa U.S.A. accumulates from VisaNet. Data processing fees are recognized as revenue in the same period the related transaction occurs or services are rendered.

Data processing fees are primarily driven by the number and type of transactions and represent fees for processing transactions that facilitate the following services:

• Authorization. Fees to route authorization requests to the issuer when a merchant, through its acquirer, requests approval of a cardholder’s transaction;

• Clearing and settlement. Fees for determining and transferring transaction amounts due between acquirers and issuers;

• Single Message System, or SMS, switching. Fees for use of the SMS for determining and transferring debit transaction amounts due between acquirers and issuers;

• Member processing. Fees for use of the Debit Processing Service, which provides processing and support for Visa debit products and services;

• Processing guarantee. Fees charged for network operations and maintenance necessary for ongoing system availability; and

• Other products and services. Fees for miscellaneous services that facilitate transaction and information management among Visa U.S.A.’s customers.

Volume and Support Incentives

Volume and support incentives are contracts with financial institutions, merchants and other business partners for various programs designed to build payments volume, increase card issuance and product acceptance and increase Visa-branded transactions. These contracts, which range in term from one to 13 years, provide incentives based on payments volume growth or card issuance, or provide marketing and program support based on specific performance requirements. Visa U.S.A. provides cash and other incentives to certain customers in exchange for their commitment to generate certain payments volume using Visa-branded products for an agreed period of time.

Pricing varies and may be modified on a customer-by-customer basis through volume and support incentive arrangements. In this regard, volume and support incentives represent a form of price reduction to these customers. Accordingly, we record these arrangements as a reduction to operating revenues. Certain incentives are estimated based on projected performance criteria and may change when actual performance varies from projections, resulting in adjustments to volume and support incentives. Management regularly reviews volume and support incentives and estimates of performance. Estimated costs associated with these contracts are adjusted as appropriate to reflect payments volume performance and projections that are higher or lower than management’s original expectation or to reflect contract amendments.

International Transaction Fees

International transaction fees are assessed to customers on non-U.S. transactions of U.S.-based issuing financial institutions and U.S. transactions of non-U.S.-based issuing financial institutions. International transaction fees are generally driven by cross-border payments volume, which include the settlement of currency exchange activities in connection with the settlement of multi-currency transactions. International transaction fees are influenced by levels of travel and the extent to which Visa-branded products are utilized for travel purposes. These fees are recognized as revenues in the same period the related transactions occur or services are performed.

Other Revenues

Other revenues represent optional card enhancements, such as extended cardholder protection and concierge services, cardholder services, software development services and other services provided to Visa U.S.A.’s customers, Visa International, Visa Canada and Visa Europe. Software development services are provided on a time and materials basis primarily to Visa International, Visa Europe and Visa Canada. Prior period revenues associated with previous issuer fees, which were superseded by new issuer acceptance fees discussed above, have been reclassified to service fees for comparative purposes in Visa U.S.A.’s consolidated financial statements for fiscal 2006 and fiscal 2005.

Operating Expenses

Our operating expenses consist of personnel; network, electronic data processing (EDP) and communications; advertising, marketing and promotion; professional and consulting fees; administrative and other, and litigation provision.

Personnel

Personnel expense consists of salaries, incentives and various fringe benefits.

Network, EDP and Communications

Network, EDP and communications represent expenses for the operation of our electronic payments network, including maintenance, depreciation and fees for other data processing services.

Advertising, Marketing and Promotion

        Advertising, marketing and promotion include expenses associated with advertising and marketing programs, sponsorships, promotions and other related incentives to promote the Visa brand. In connection with certain sponsorship agreements, Visa U.S.A. has an obligation to spend certain minimum amounts for advertising and marketing promotion over the terms of the agreements.

Visa International Fees

Visa U.S.A. pays fees to Visa International based on payments volumes, exclusive of PIN-based debit volume, for services primarily related to global brand management, global product enhancements, management of global system development and interoperability, and corporate support to the entire Visa enterprise. The fees are calculated based on Visa U.S.A.’s relative percentage of these payments volumes compared to other Visa regions.

Professional and Consulting Fees

Professional and consulting fees consist of fees for consulting, contractors, legal, and other professional services. Legal costs for third party services provided in connection with ongoing legal matters are expensed as incurred. Legal costs are included in professional and consulting fees on the consolidated statements of operations.

Administrative and Other

Administrative and other primarily consist of facilities’ costs, and other corporate and overhead expenses in support of our business, such as travel expenses.

Litigation Provision

Litigation provision is an estimate of litigation expense and is based on management’s understanding of our litigation profile, the specifics of the case, advice of counsel to the extent appropriate, and management’s best estimate of incurred loss at the balance sheet dates. In accordance with SFAS No. 5, “Accounting for Contingencies,” management records a charge to income for an estimated loss if such loss is probable and reasonably estimable. Visa U.S.A. will continue to review the litigation accrual and, if necessary, future adjustments to the accrual will be made.

Other Income (Expense)

Other income (expense) primarily consists of equity in earnings of unconsolidated affiliates, interest expense, investment income, net and other non-operating income.

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates relates to investments in Visa International and joint ventures that own, lease, develop and operate all facilities and properties used jointly by Visa U.S.A. and Visa International.

Interest Expense

Interest expense primarily includes accretion associated with litigation settlements to be paid over periods longer than one year and interest incurred on outstanding debt.

Investment Income

Investment income, net represents returns on our fixed-income securities and other investments.

Fiscal 2007 compared to Fiscal 2006

Operating Revenues

Operating revenues were $3.6 billion and $3.0 billion in fiscal 2007 and fiscal 2006, respectively, reflecting an increase of $0.6 billion, or 22%. The increase in operating revenues reflects increases in service fees and data processing fees due to growth in payments volume, exclusive of PIN-based debit volume, which increased 9%, and growth in transactions, which increased 11%. Growth in operating revenues exceeded growth in payments and transactions volumes primarily due to newly introduced service fees. While Visa U.S.A. believes that these changes in fee structure will generate ongoing benefits, Visa U.S.A. does not believe that the rate of growth in operating revenues is representative of sustainable future revenue growth because it includes the impacts in fiscal 2007 of the new service fees.

	Fiscal Year		2007 vs. 2006
	2007	2006	$ Change	% Change

	(in millions, except percentages)
Service fees	$1,945	$1,610	$335	21%
Data processing fees	1,416	1,248	168	13%
Volume and support incentives	(505)	(588)	83	(14)%
International transaction fees	454	398	56	14%
Other revenues	280	280	—	0%

Total Operating Revenues	$3,590	$2,948	$642	22%

Service Fees

Payments volume on Visa-branded cards for goods and services in the preceding quarter, exclusive of PIN-based debit volume, is the basis for service fees. Payments volume, exclusive of PIN-based debit volume, increased $105 billion, or 9%, to $1.3 trillion in fiscal 2007 compared to fiscal 2006. Service fees outpaced the growth in underlying payments volume due primarily to the April 2007 introduction of two new acceptance fees including a debit acceptance fee on all consumer debit payments volume and a credit/commercial acceptance fee on all consumer credit and commercial payments volume. The increase in service fees from these new acceptance fees were offset by the corresponding elimination of previously existing issuer fees used to support merchant acceptance and volume growth initiatives. The net impact of the new acceptance fees and the elimination of the existing issuer fees resulted in an increase to service fees of $190 million, or 12%, in fiscal 2007 compared to fiscal 2006.

Data Processing Fees

The increase in data processing fees is primarily due to the growth in number of transactions processed during fiscal 2007 compared to fiscal 2006. Data processing fees increased 13%, broadly consistent with the growth in underlying transactions processed. Incremental revenues during fiscal 2007 from the introduction of an updated fraud detection product and additional revenues from Visa U.S.A.’s debit processing services related to non-Visa network transactions offset the continued impact of higher volume-based discounts resulting from consolidation and transaction growth among customers. Of the total data processing fees, $122 million, or 9%, was collectively earned from Visa International, Visa Canada and Visa Europe in each of fiscal 2007 and fiscal 2006.

Volume and Support Incentives

The decrease in volume and support incentives was primarily due to the impact of lower revised estimates of performance under these agreements during management’s regular quarterly review of customer performance and due to amendments to volume and support incentives during the period. Performance adjustments reduced volume and support incentives cost by a total of $73 million in fiscal 2007 compared to $36 million in fiscal 2006. As the rate of payments volume growth has softened compared to the prior year, estimates of performance under volume and support incentives have been adjusted accordingly. We currently expect volume and support incentives to increase substantially during fiscal 2008 due to obligations assumed upon retirement of certain issuer programs during 2007. See Note 13—Restricted Assets and Liabilities and Note 19—Commitments and Contingencies to the Visa U.S.A. fiscal 2007 consolidated financial statements. The actual amount of volume and support incentives will vary based on modifications to performance expectations for these contracts, amendments to contracts, or new contracts entered into during 2008.

The net liability of volume and support incentives changed as follows:

2007
(in millions)
Beginning balance at October 1, 2006, net liability(1)	$(65)
Provision
Current year provision	(588)
Performance adjustments(2)	73
Contractual amendments(3)	10

Subtotal volume and support incentives	(505)

Payments	523

Ending balance at September 30, 2007, net liability(1)	$(47)

(1)	Balance represents the net of the current and long term asset and current liability portions of volume and support incentives as presented on the face of the Visa U.S.A. fiscal 2007 consolidated financial statements.
(2)	Amount represents adjustments resulting from management’s refinement of its estimate of projected sales performance as new information becomes available.
(3)	Amount represents adjustments resulting from amendments to existing contractual terms.

International Transaction Fees

The increase in international transaction fees was primarily driven by multi-currency payments volume, which increased by $10 billion, or 15%, during fiscal 2007, compared to fiscal 2006. The increase in international transaction fees was broadly in line with the growth in multi-currency payments volume, reflecting more cross-border transactions as overall global travel has increased.

Operating Expenses

Total operating expenses increased by 127% to $5.0 billion in fiscal 2007 compared to $2.2 billion in fiscal 2006. The increase primarily reflects the $2.7 billion litigation provision, which represented 94% of that increase. Excluding the litigation provision, operating expenses increased $191 million, or 9%.

	Fiscal Year		2007 vs. 2006
	2007	2006	$ Change	% Change

	(in millions, except percentages)
Personnel	$721	$671	$50	7%
Network, EDP and communications	366	328	38	12%
Advertising, marketing and promotion	581	474	107	23%
Visa International fees	173	159	14	9%
Professional and consulting fees	334	291	43	15%
Administrative and other	211	272	(61)	(22)%
Litigation provision	2,653	23	2,630	NM

Total Operating Expenses	$5,039	$2,218	$2,821	127%

Personnel

Personnel expense increased 4% in fiscal 2007 due to a $26 million charge representing the first installment of a one-time special bonus program of $51 million associated with the establishment of Visa Inc. Half of the $51 million special bonus program vested during fiscal 2007. The other half is payable in stock or cash one year after the completion of this offering if certain vesting requirements are met. The remaining increase of 3% reflects severance expense for certain executives, annual salary adjustments, which were broadly in line with economic price increases, offset by the impact of lower average headcount during fiscal 2007.

Network, EDP and Communications

The increase in Network, EDP and Communications expense for fiscal 2007 was primarily due to the following:

•	a $29 million increase in fees paid for debit processing services for charges related to processing transactions through non-Visa networks, and

•	a $12 million increase in maintenance and equipment rental costs.

Fees for data processing services related to processing transactions through non-Visa networks would be expected to grow over time as the worldwide migration from paper-based to electronic payments continues. Maintenance and equipment rental costs may continue to increase over time as Visa U.S.A. continues to evaluate out-sourcing alternatives for certain support functions.

Advertising, Marketing and Promotion

The increase in advertising, marketing and promotion expense in fiscal 2007 was primarily due to the following:

•	a $67 million increase in expenditures for certain joint promotional campaigns with financial institution customers; and

•	a $23 million increase in expenditures associated with Visa Extras, Visa U.S.A.’s point-based rewards program that enables enrolled cardholders to earn reward points on qualifying purchases.

Visa U.S.A. assesses the effectiveness of all promotional activity and may continue joint promotional campaigns with its financial institution customers in the future. Expenses associated with Visa Extras would be expected to increase over time as payments volumes associated with enrolled payments products increase.

The remaining increase is attributable to additional promotional activity related to Visa Signature, Visa Small Business, and Consumer Debit products. These increases were offset by the absence of initial launch expenditures for Visa U.S.A.’s new brand mark and card design which began in January 2006 and the “Life Takes Visa” advertising campaign, which began in February 2006.

Visa International Fees

Although Visa U.S.A.’s percentage of worldwide payments volumes decreased in fiscal 2007 compared to fiscal 2006 due to global emerging markets experiencing higher payments volume growth rates than the more mature U.S. economy, fees paid to Visa International increased due to a one-time fee waiver of $13 million in fiscal 2006 that was not repeated in fiscal 2007.

Professional and Consulting Fees

Professional and consulting fees increased in fiscal 2007 primarily due to the following:

•

a $23 million increase in contractors and outsourcing expense in connection with the outsourcing of certain data processing and development functions as described in the overview above, and additional contractors in connection with the support of other development and maintenance projects; and

•	A $19 million increase in legal fees incurred to support ongoing litigation matters. See Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Visa U.S.A. continues to evaluate out-sourcing alternatives for certain technology and support functions. Contractor and outsourcing expense could increase in the future should additional support functions be transitioned to an external provider.

Administrative and Other

Administrative and other expenses decreased in fiscal 2007, primarily reflecting the absence of the following expenses incurred in fiscal 2006:

•	a $24 million charge to reimburse customers for production and issuance costs related to discontinued use of Visa-branded cards with the holographic magnetic stripe design;

•	a $13 million impairment charge for the net carrying value of an intangible asset associated with the patent and rights to market and distribute Mini Cards in the United States; and

•

an $11 million charge to reflect expenses for business objectives related to a litigation settlement in fiscal 2006. The settlement required Visa U.S.A. to either meet certain joint business objectives or make cash payments in lieu of the business objectives over five years. Because Visa U.S.A. expects to make these related cash payments without receiving future benefits, Visa U.S.A. charged the present value of the total payments to its consolidated statements of operations in fiscal 2006.

In addition, after a review of claims submitted, Visa U.S.A. reduced the accrual for reimbursement to customers for production costs related to the discontinued use of Visa-branded cards with the holographic magnetic stripe design by $11 million in fiscal 2007.

Litigation Provision

Litigation provision increased $2.6 billion reflecting a $1.9 billion provision related to settlement of outstanding litigation with American Express. Future payments under the settlement agreement were discounted at 4.72% over the payment term to determine the amount of the provision. The litigation provision also reflects management’s liability estimate under the guidelines of SFAS No. 5, “Accounting for Contingencies,” related to the Discover litigation. The American Express and Discover litigations are covered by our retrospective responsibility plan and we intend to fund any payment obligations with amounts in the escrow account, in accordance with our retrospective responsibility plan. The remainder of the increase in litigation provision includes various litigation provisions for both settled and unsettled matters. See “—Liquidity and Capital Resources” and Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Visa U.S.A. is a party to various other legal and regulatory proceedings. See Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Total liabilities for legal matters changed as follows:

(in millions)
Balance at September 30, 2006	$1,000
Provision for settled legal matters	1,941
Provision for unsettled legal matters	714
Bank co-defendants’ obligation to American Express(1)	185
Insurance recovery	(2)
Interest accretion on settled matters	75
Payments on settled matters	(231)

Balance at September 30, 2007	$3,682

(1)

Visa Inc. will consolidate the initial payment to American Express (see discussion below) on behalf of the five co-defendant banks. Visa U.S.A. has recorded a corresponding receivable in prepaid and other current assets on the Visa U.S.A.’s consolidated balance sheets at September 30, 2007.

Other Income (Expense)

Other income was $62 million in fiscal 2007 compared to other expense of $8 million in fiscal 2006. The increase in other income primarily reflects an increase in Visa U.S.A.’s portion of equity earnings from Visa

International as a result of an increase in net income for Visa International and an increase in interest income as the result of a shift in Visa U.S.A.’s investment portfolio from tax-exempt securities to higher yielding money market and auction rate securities.

The following table sets forth the components of our other income (expense) for fiscal 2007 and 2006.

	Fiscal Year		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Equity in earnings of unconsolidated affiliates	$40	$13	$27	208%
Interest expense	(81)	(89)	8	(9)%
Investment income, net	103	68	35	51%

Other Income (Expense)	$62	$(8)	$70	NM

Equity in Earnings of Unconsolidated Affiliates

The increase in equity in earnings of unconsolidated affiliates in fiscal 2007 primarily reflected higher Visa International net income during fiscal 2007 compared to the prior fiscal year.

Interest Expense

The decrease in interest expense in fiscal 2007 primarily reflected lower accretion expense on the declining litigation balance in the Retailers’ Litigation matter. Interest expense is expected to increase in fiscal 2008 as a result of the American Express Litigation, for which accretion will be recorded beginning in October 2008. See Note 20—Legal Matters to the Visa U.S.A fiscal 2007 consolidated financial statements.

Investment Income, Net

The increase in investment income, net in fiscal 2007 primarily reflects an increase in interest income due to a shift in the Visa U.S.A.’s investment strategy from tax-exempt municipal bonds to higher yield fixed-income investment securities and to higher average investment balances during the year.

Income Taxes

Visa U.S.A.’s effective tax rate is a combination of federal and state statutory rates and allowable adjustments to taxable income. The effective tax rate in fiscal 2007 of 23% represented a tax benefit while the effective rate of 35% for the prior year represented a tax expense. The 23% effective tax rate benefit in fiscal 2007 resulted from the loss before income tax realized for the year. This benefit was less than would otherwise have been realized primarily as a result of an adjustment in a reserve related to litigation.

The components impacting the effective tax rate are:

	Fiscal Year
	2007		2006
	Dollars	Percent	Dollars	Percent
	(in millions, except percentages)
(Loss) income before income taxes and minority interest	$(1,387)		$722
Minority interest expense	5		16

U.S. federal statutory tax	(485)	35%	253	35%
State tax effect, net of federal benefit	(11)	1%	(11)	(2)%
Reserve for tax uncertainties related to litigation	180	(13)%	—	—
Non-deductible expenses and other differences	2	—%	15	3%
Minority interest—not subject to tax	(2)	—%	(6)	(1)%

Income Tax (Benefit) Expense	$(316)	23%	$251	35%

Visa U.S.A.’s fiscal 2007 statement of operations reflected a litigation provision of $2.7 billion associated with its outstanding and settled litigation. This provision primarily reflected the amount required to settle the American Express litigation and management’s liability estimate under the guidelines of SFAS No. 5 related to the Discover litigation and other matters. For tax purposes, the deduction related to these matters will be deferred until the payments are made and thus we established a deferred tax asset of $778 million related to these payments, which is net of a reserve to reflect Visa U.S.A.’s best estimate of the amount of the benefit to be realized.

Minority Interest

The decrease in minority interest for fiscal 2007 compared to the prior year reflects lower Inovant net income as a result of charges for severance and termination benefits related to Visa U.S.A.’s plans to outsource certain data processing and development support functions. See Note 16—Workforce Reduction to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Fiscal 2006 compared to Fiscal 2005

Operating Revenues

Operating revenues were $3.0 billion and $2.7 billion in fiscal 2006 and fiscal 2005, respectively, reflecting an increase of $0.3 billion, or 11%. The increase in operating revenues was primarily driven by increases in service fees and data processing fees due to growth in payments volume and transactions, both of which increased 17% during fiscal 2006. In fiscal 2006, growth in consumer credit volume continued to favorably impact operating revenues, driven largely by Visa Signature, Visa U.S.A.’s premium credit platform, which generates higher fees. Operating revenues were also impacted by growth in debit volumes and transactions processed, reflecting the ongoing impact of certain member conversions to the debit Interlink platform.

	Fiscal Year		2006 vs. 2005
	2006	2005	$ Change	% Change
	(in millions, except percentages)
Service fees	$1,610	$1,447	$163	11%
Data processing fees	1,248	1,139	109	10%
Volume and support incentives	(588)	(524)	(64)	12%
International transaction fees	398	360	38	11%
Other revenues	280	243	37	15%

Total Operating Revenues	$2,948	$2,665	$283	11%

Service Fees

The increase in service fees in fiscal 2006 compared to fiscal 2005 of 11% was broadly in line with the growth in underlying payments volume exclusive of PIN-based debit volume, which increased $151.0 billion, or 15%, to $1.2 trillion in fiscal 2006, reflecting increased spending on all product platforms volumes. This increase was offset by a decrease in acceptance fees in fiscal 2006 primarily reflecting lower revenues of $36 million related to a merchant incentive program. The program collects fees from customers and the funds are intended to support various merchant programs designed to build payments volume and increase product acceptance. Beginning in fiscal 2006, the program was modified, requiring specific use of related revenues. Revenues related to the merchant incentive program were therefore deferred and recognized only when expended as designated for specific acceptance programs.

Data Processing Fees

Data processing fees increased 10% primarily due to a 17% increase in the number of transactions processed in fiscal 2006 as compared to fiscal 2005. The increase in transactions processed outpaced the increase in data processing fees in fiscal 2006 primarily due to higher volume-based discounts resulting from consolidations among financial institution customers. Despite solid growth in the mix of debit transactions during fiscal 2006, reflecting conversion of various member financial institutions to Interlink, Visa U.S.A.’s PIN-based debit platform, the impact of volume-based discounts across all product lines outpaced the impact of growth of debit transactions. Of the total data processing fees, $122 million and $121 million was earned from Visa International, Visa Canada and Visa Europe in fiscal 2006 and fiscal 2005, respectively.

Volume and Support Incentives

Growth of volume and support incentives in fiscal 2006 was primarily due to the execution of new agreements in support of Visa U.S.A. partnership programs with existing customers, and co-branding programs with existing customers and new merchants.

The net asset (liability) of volume and support incentives changed as follows:

2006
(in millions)
Beginning balance at October 1, 2005, net asset(1)	$110
Provision
Current year provision	(635)
Performance adjustments(2)	36
Contractual amendments(3)	11

Subtotal volume and support incentives	(588)

Payments	413

Ending balance at September 30, 2006, net liability(1)	$(65)

(1)

Balance represents the net of the current and long term asset and current liability portions of volume and support incentives as presented on the face of the Visa U.S.A. fiscal 2007 consolidated financial statements.

(2)	Amount represents adjustments resulting from management’s refinement of its estimate of projected sales performance as new information becomes available.
(3)	Amount represents adjustments resulting from amendments to existing contractual terms.

International Transaction Fees

International transaction fees increased 11% while multi-currency payments volume increased 9% or $4.4 billion, in fiscal 2006 as compared to fiscal 2005. The increase in international transaction fees was higher than the growth in multi-currency payments volume due to the differential between foreign and domestic interchange rates.

Other Revenues

The increase in other revenues in fiscal 2006 primarily reflected:

•	revenue growth of $18 million for technology projects and services performed for Visa International, Visa Canada and Visa Europe; and

•	revenue growth of $12 million from the Visa Extras loyalty program. Visa Extras is a platform for enrolled Visa cardholders to earn reward points toward qualifying purchases.

Operating Expenses

Total operating expenses were unchanged at $2.2 billion for both fiscal 2006 and 2005, respectively. Visa U.S.A. reduced its total operating expenses as a percentage of total operating revenues to 75% in fiscal 2006 compared to 83% in fiscal 2005 due to more effective expense management and the absence of certain charges associated with Visa U.S.A.’s litigation provision expense recorded in fiscal 2005. The charge to litigation provision expense in fiscal 2005 was primarily related to the multi-currency matter that was subsequently settled in fiscal 2006. See Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

	Fiscal Year		2006 vs. 2005
	2006	2005	$ Change	% Change
	(in millions, except percentages)
Personnel	$671	$619	$52	8%
Network, EDP and communications	328	338	(10)	(3)%
Advertising, marketing and promotion	474	457	17	4%
Visa International fees	159	169	(10)	(6)%
Professional and consulting fees	291	273	18	7%
Administrative and other	272	224	48	21%
Litigation provision	23	132	(109)	(83)%

Total Operating Expenses	$2,218	$2,212	$6	0%

Personnel

The increase in personnel expense in fiscal 2006 reflected annual salary adjustments, which were broadly in line with inflation, and a 4% increase in the number of employees in support of various corporate initiatives at Visa U.S.A.

Network, EDP and Communications

The decrease in network, EDP and communications expense in fiscal 2006 primarily reflected a decrease in software expense of $9 million due to Visa U.S.A. lowering its threshold for capitalizing software from a unit cost greater than $25,000 or an aggregate purchase cost greater than $250,000 to a unit cost or aggregate purchase cost greater than $10,000.

Advertising, Marketing and Promotion

The increase in advertising, marketing and promotion expense in fiscal 2006 primarily reflected higher expenditures for Visa U.S.A.’s new brand mark and card design launch which began in January 2006 and its “Life Takes Visa” advertising campaign, launched in February 2006.

Visa International Fees

The decrease in Visa International fees in fiscal 2006 primarily reflected reductions in Visa U.S.A.’s percentage of worldwide payments volumes, as global emerging markets experienced higher payments volume growth rates than the more mature U.S. economy.

Professional and Consulting Fees

Professional and consulting fees increased in fiscal 2006 primarily due to professional contracting fees incurred to provide analysis and support for various programs and projects including product development and innovation, call center operations and global processing and system development. Additional expenses for accounting and auditing services were incurred in conjunction with Visa U.S.A.’s review of its internal controls over financial reporting, and additional legal fees were incurred to support ongoing litigation matters.

Administrative and Other

Administrative and other expense increased in fiscal 2006, primarily reflecting the following non-recurring expenses:

•	a $24 million charge to reimburse customers for production and issuance costs related to discontinued use of Visa-branded cards with the holographic magnetic stripe design;

•	a $13 million impairment charge for the net carrying value of an intangible asset associated with the patent and rights to market and distribute Mini Cards in the United States; and

•

an $11 million charge to reflect expenses for business objectives related to a litigation settlement in fiscal 2006. The settlement required Visa U.S.A. to either meet certain joint business objectives or make cash payments in lieu of the business objectives over five years. Because Visa U.S.A. expects to make these related cash payments without receiving future benefits, Visa U.S.A. charged the present value of the total payments to its consolidated statements of operations in fiscal 2006.

Litigation Provision

The decrease in the litigation provision in fiscal 2006 compared to the prior year was driven by the following:

•	absence of the litigation provision for the multi-currency matter of $94 million, which was charged in fiscal 2005 and settled in fiscal 2006;

•	downward adjustment of $16 million to the litigation provision reflecting the settlement of two matters in July 2006; and

•	an $11 million insurance recovery related to one of the matters settled in July 2006. The insurance recovery was received during the fourth fiscal quarter of fiscal 2006.

Total liabilities for legal matters changed as follows:

(in millions)
Balance at September 30, 2005	$1,208
Provision for legal matters	34
Insurance recovery	(11)
Interest accretion on settled matters	92
Payments on settled matters	(323)

Balance at September 30, 2006	$1,000

Other Income (Expense)

Other expense was $8 million in fiscal 2006 compared to other income of $3 million in fiscal 2005. The decrease in other income primarily reflected the absence of a non-recurring gain-on-sale of a joint venture interest in Vital Processing Services LLC, a financial transaction processor for acquirers and merchants, which occurred in fiscal 2005 and lower equity in earnings related to Visa U.S.A.’s ownership in Visa International.

	Fiscal Year		2006 vs. 2005
	2006	2005	$ Change	% Change
	(in millions, except percentages)
Equity in earnings of unconsolidated affiliates	$13	$31	$(18)	(58)%
Interest expense	(89)	(109)	20	(18)%
Investment income, net	68	81	(13)	(16)%

Other (Expense) Income	$(8)	$3	$(11)	NM

Equity in Earnings of Unconsolidated Affiliates

The decrease in equity in earnings of unconsolidated affiliates in fiscal 2006 primarily reflected lower Visa International net income and a decrease in Visa U.S.A.’s proportionate equity interest in Visa International earnings from the prior year, reflecting the fact that Visa U.S.A. comprised a lower percentage of total payments volume-based fees paid to Visa International. The decrease also reflected the absence of equity in earnings from Vital Processing Services LLC following the sale of Visa U.S.A.’s 50% equity interest in the joint venture during fiscal 2005.

Interest Expense

The decrease in interest expense in fiscal 2006 primarily reflected the absence of accretion expense on litigation for certain merchants who opted not to participate in the plaintiff’s class in the Retailers’ Litigation matter. These litigation matters were settled in the first six months of fiscal 2005. See Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Investment Income, Net

The decrease in investment income, net in fiscal 2006 primarily reflected the absence of a $42 million gain on the sale of Visa U.S.A.’s 50% equity interest in Vital Processing Services LLC in fiscal 2005. The decrease was offset by higher earnings on fixed-income investment securities, due to higher average investment balances and higher market interest rates for current year periods compared to the prior year.

Income Taxes

Visa U.S.A.’s effective tax rate decreased to 35% in fiscal 2006 from 40% in fiscal 2005. The lower effective tax rate is primarily attributable to additional tax benefits granted by the state related to Visa U.S.A.’s tax filing methodology in fiscal 2006. The decrease also reflects the absence of a one-time remeasurement of deferred tax assets related to the adoption of a new state tax filing methodology, which occurred in 2005.

The components impacting the effective tax rate are:

	Fiscal
	2006		2005
	Dollars	Percent	Dollars	Percent
	(in millions, except percentages)
Income before income taxes, cumulative effect of accounting change and minority interest	$722		$606
Cumulative effect of accounting change, gross	—		(150)

Income before income taxes and minority interest	722		456

Minority interest expense	16		8

U.S. federal statutory tax	253	35%	160	35%
State tax effect, net of federal benefit	(11)	(2)%	21	5%
Non-deductible expenses and other differences	15	3%	5	1%

Minority interest—not subject to tax	(6)	(1)%	(3)	(1)%

Income Tax Expense	$251	35%	$183	40%

Minority Interest

In September 2005, Inovant, Inc. sold a 10% interest in Inovant to Visa Europe and a 6% interest to Visa International and its CEMEA region at a price equivalent to the founder’s cost, thereby reducing Visa U.S.A.’s ownership of Inovant from 85% to 69%. This increase in third party ownership had a full year impact in fiscal 2006 resulting in increased minority interest expense.

Liquidity and Capital Resources

Visa U.S.A. maintains comprehensive cash flow forecasts to project Visa U.S.A.’s short-term and long-term liquidity needs, and maintains controls and governance over spending and investment decisions. Visa U.S.A.’s corporate investment policy was approved by its board of directors and Visa U.S.A.’s Asset and Liability Committee oversees Visa U.S.A.’s treasury activity.

Visa U.S.A. requires capital resources and liquidity to:

•	enable uninterrupted settlement of debit transactions;

•	fund development of new technology, payment products and services;

•	fund payment obligations under volume and support incentives;

•	finance capital expenditures and future investments;

•	service the payments of principal and interest on outstanding indebtedness; and

•	pay the costs of litigation, including settlements.

The objectives of Visa U.S.A.’s investment policy are to maintain integrity of principal, to provide adequate liquidity to cover settlement contingency scenarios and operating expenditures, including payments of principal and interest on its outstanding debt, inclusive of settled litigation, and to optimize investment income earned within acceptable risk criteria.

Settlement of certain debit transactions due from customers participating in the Debit Processing Service and due to payment networks represents Visa U.S.A.’s most consistent liquidity requirement. These settlement receivables are generally collected on the business day following the day in which the transactions were processed, and settlement payables are typically satisfied two days following the processing day. Visa U.S.A. maintains a liquidity position sufficient to enable uninterrupted daily net debit settlement. During fiscal 2007, Visa U.S.A. funded average daily net settlement payable balances of $62 million, with the highest daily balance being $188 million. During fiscal 2006, Visa U.S.A. funded average daily net settlement payable balances of $62 million, with the highest daily balance being $221 million. Visa International is Visa U.S.A.’s settlement agent for credit and all other debit transactions.

Sources of Liquidity

Visa U.S.A.’s primary sources of liquidity are cash on hand, cash provided by operating activities and a fixed-income investment portfolio. Funds from operations are maintained in cash and cash equivalents, short-term available-for-sale investment securities, or long-term available-for-sale investment securities based on Visa U.S.A.’s estimates of when those funds will be needed. At September 30, 2007, September 30, 2006 and September 30, 2005, Visa U.S.A.’s total liquid assets, consisting of cash and cash equivalents, short-term investment securities, and long-term investment securities, were $1.8 billion, $1.4 billion and $1.1 billion, respectively, as reflected in the following table:

	At September 30,
	2007	2006	2005
	(in millions)
Cash and cash equivalents	$275	$270	$135
Short-term investments securities, available-for-sale	747	660	681
Total current assets	2,507	1,594	1,478
Long-term investments securities, available-for-sale	737	515	319
Total current liabilities	3,282	1,393	1,325
Current portion of long-term debt	41	32	32
Long-term debt	—	41	74
Current portion of accrued litigation	2,236	216	197
Long-term portion of accrued litigation	1,446	784	1,010
Total (deficit) equity	(501)	583	126
Working capital	(775)	201	153

On November 1, 2007, Visa Inc., Visa U.S.A. and Visa International entered into an agreement with American Express to resolve all current litigation between American Express and Visa U.S.A. and Visa International, and the related litigation between American Express and five co-defendant banks. Under the settlement agreement, an initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa Inc. will pay American Express an additional amount of up to $70 million per quarter for 16 quarters, for a maximum total of $1.12 billion. Total future payments discounted at 4.72% over the payment term, or $1.9 billion, are reflected in the litigation provision on Visa U.S.A.’s consolidated statements of operations for fiscal 2007 and in current and long-term accrued litigation on its consolidated balance sheet at September 30, 2007. Visa Inc. expects to fund future payments under the American Express settlement under its retrospective responsibility plan. The plan includes an escrow arrangement in which Visa Inc. will deposit a portion of the proceeds from this offering, as determined by the Visa Inc. litigation committee (a committee established pursuant to a litigation management agreement among Visa Inc., Visa International, Visa U.S.A. and the members of the committee, all of whom are affiliated with, or acting for, certain Visa U.S.A. members), into an escrow account from which settlements of, or judgments in, covered litigation will be payable. The plan also includes a loss sharing agreement in which Visa U.S.A. members that are parties to the agreement are responsible for covered litigation in proportion to the member’s ownership percentage, as calculated in accordance with Visa U.S.A.’s certificate of incorporation. This plan includes multi-step mechanisms to fund financial obligations of Visa U.S.A. and Visa International related to certain litigation, including the American Express litigation covered by this settlement agreement. See “Business—Retrospective Responsibility Plan.”

Visa U.S.A. has an uncommitted credit facility with Visa International whereby Visa U.S.A. or Visa International may provide each other short-term financing with a maximum term of five business days. Neither Visa U.S.A. nor Visa International has the obligation to lend to or to borrow from the other company. There were no outstanding balances at September 30, 2007 or September 30, 2006 under this arrangement.

In July 2006, Visa U.S.A.’s board of directors approved a plan to build a new data center on the east coast of the United States at an estimated cost of $397 million, which Visa U.S.A. plans to fund with its existing liquid assets and projected cash flows. Visa U.S.A. completed the land purchase and began construction in fiscal 2007; construction is expected to continue through fiscal 2010. Upon completion, Visa U.S.A. will migrate its current east coast data center to this new facility. Visa U.S.A. assesses the estimated cost to build the new data center on a regular basis and the corresponding liquidity required during each stage of the building process. In March 2007, Visa U.S.A. executed two performance bond agreements with the county in which the east coast data center will be constructed to provide assurance that land development and construction will be completed as planned. The bonds have a total value of $2 million and become due in the event that land development and construction are not completed as planned. At September 30, 2007, Visa U.S.A. had remaining committed obligations of $186 million related to the new data center.

Visa U.S.A. had negative working capital at September 30, 2007, primarily due to the financial statement impact of the American Express litigation. See Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements. Visa U.S.A. believes its existing liquid assets and projected cash flows will be sufficient to fund its business operations, working capital requirements, capital expenditures, future strategic developments and other commitments during fiscal 2008. Visa U.S.A. anticipates that future increases in its operating cash flows from new acceptance fees initiated in April 2007 will be offset by obligations assumed in connection with the retirement of two restricted liability programs. See Note 19—Commitments and Contingencies to the Visa U.S.A. fiscal 2007 consolidated financial statements. Visa U.S.A.’s ability to maintain these levels of liquidity could be adversely affected by several factors described under “Risk Factors,” including the adverse outcome of any of the legal or regulatory proceedings to which Visa U.S.A. is a party. As part of Visa Inc., Visa U.S.A. will continue to assess its liquidity position and potential sources of supplemental liquidity in view of its operating performance and other relevant circumstances.

Visa U.S.A. has certain off-balance sheet commitments and contingencies that may have significant future cash requirements. See “Off-Balance Sheet Arrangements and Contractual Obligations” and Note 12—Pension, Postretirement and Other Benefits, Note 14—Debt, Note 19—Commitments and Contingencies and Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Cash Flow Data

	Fiscal
	2007	2006	2005
	(in millions)
Net cash provided by operating activities	$505	$434	$481
Net cash used in investing activities	(463)	(263)	(473)
Net cash used in financing activities	(37)	(36)	(46)

Increase (decrease) in cash and cash equivalents	$5	$135	$(38)

Operating Activities

Net cash provided by operating activities increased $71 million in fiscal 2007 compared to the prior year. The increase primarily reflected the absence of a substantial program payment in connection with Visa U.S.A.’s Visa Check card program in the prior year. See Note 13—Restricted Assets and Liabilities to the Visa U.S.A. fiscal 2007 consolidated financial statements. The increase also reflects higher non-cash accruals for accrued compensation and benefits.

Net cash provided by operating activities decreased $47 million during fiscal 2006, primarily due to payments on litigation matters largely accrued for in fiscal 2005 but settled and paid for in fiscal 2006. In addition, lower levels of accounts payable and accrued liabilities in fiscal 2006 compared to fiscal 2005 contributed to the decrease in cash provided by operating activities. These decreases were offset by increases in the liability position of volume and support incentives and higher net income, adjusted for non-cash items.

Investing Activities

The increase in net cash used in investing activities in fiscal 2007 is primarily driven by facilities and equipment purchases related to the new data center discussed above. In addition, investment securities purchasing activity, net of sales and maturities, was higher during fiscal 2007.

The decrease in net cash used in investing activities in fiscal 2006 from fiscal 2005 primarily reflects fewer funds available for the purchase of investment securities as a result of one-time litigation settlements, including the multi-currency matter.

Financing Activities

Net cash used in financing activities during fiscal 2007, 2006 and 2005 primarily reflects scheduled quarterly payments on Visa U.S.A.’s series A senior secured notes due December 2007 and series B senior secured notes due December 2012. See Note 14 – Debt to the Visa U.S.A. fiscal 2007 consolidated financial statements. Cash requirements remained stable as the outstanding debt decreased during fiscal 2007, 2006 and 2005.

Off-Balance Sheet Arrangements

Under Visa U.S.A.’s bylaws in effect prior to the reorganization, Visa U.S.A. indemnified issuing and acquiring customers for settlement losses suffered by reason of the failure of any other issuing and acquiring customer to honor drafts, travelers cheques, or other instruments processed in accordance with its operating regulations. Visa International is Visa U.S.A.’s settlement agent. Visa U.S.A. partially indemnifies Visa International from losses due to the failure of a member. The term and the amount of the indemnity is not limited. Visa U.S.A. is responsible for losses up to $1.0 million plus .003% of Visa U.S.A.’s payments volume, excluding Interlink, for the year preceding the loss, or approximately $40 million in fiscal 2007. Currently settlement is guaranteed by members through the indemnification provisions in the bylaws of Visa U.S.A. and Visa International and through separate member agreements with the individual members. Upon the closing of this offering, members will no longer indemnify Visa for settlement obligations other than their own settlement obligations and those of certain other participants in the system sponsored by the member.

In conjunction with Visa U.S.A.’s purchase of Inovant, Inc. from Visa International on January 1, 2003, Visa U.S.A. agreed to indemnify Visa International in the event of future tax liability in connection with an adverse determination by a taxing authority resulting from the sale of stock of Inovant, Inc. The indemnification is effective for 10 years and extends through 30 years or the statute of limitation in the event of a tax extension for the year of the stock repurchase. The maximum probability-weighted liability is considered immaterial and no liability has been accrued for this obligation.

Visa U.S.A. has no special purpose entities or off-balance sheet debt, other than operating leases and purchase order commitments entered into in the ordinary course of business and reflected in the contractual obligations table below.

Contractual Obligations

Visa U.S.A.’s contractual commitments will have an impact on its future liquidity. The contractual obligations identified in the table below include both on-and off-balance sheet transactions that represent material expected or contractually committed future obligations at the end of fiscal 2007. Visa U.S.A. believes that it will be able to fund these obligations through cash generated from operations and its existing cash balances.

Payments due by period	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions)
Purchase orders(1)	$529	$37	$8	$—	$574
Operating leases(2)	9	15	6	—	30
Equipment and licenses(2)	22	24	1	—	47
Capital leases(3)	4	—	—	—	4
Volume and support incentives(4):
Financial institutions	459	887	578	347	2,271
Merchant	288	499	463	274	1,524
Sponsorships(5)	18	24	3	—	45
Litigation payments(6)	1,566	980	750	—	3,296
Debt(7)	42	—	—	—	42

Total	$2,937	$2,466	$1,809	$621	$7,833

(1)	Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding and that specify significant terms, including: fixed or minimum quantities to be purchased and fixed, minimum or variable price provisions and the approximate timing of the transaction.
(2)	Visa U.S.A. leases certain premises such as its data centers, certain regional offices and equipment under non-cancelable operating leases with varying expiration dates.
(3)	Visa U.S.A. entered into a capital lease for certain computer equipment in fiscal 2005. Visa U.S.A. is financing the acquisition of the underlying assets through the leases and accordingly they are recorded on Visa U.S.A.’s consolidated financial statements.
(4)	Visa U.S.A. generally has non-cancelable agreements with financial institutions and merchants for various programs designed to build payments volume and increase payment product acceptance. These agreements, which range in term from one to 13 years, provide card issuance, marketing and program support based on specific performance requirements.
(5)	Visa U.S.A. is a party to long-term contractual sponsorship agreements ranging from approximately 3 to 6 years. These contracts are designed to help Visa U.S.A. increase Visa-branded card usage and payments volumes. Over the life of these contracts, Visa U.S.A. is required to make payments in exchange for certain advertising and promotional rights. In connection with these contractual commitments, Visa U.S.A. has an obligation to spend certain minimum amounts for advertising and marketing promotion over the contract terms. Visa U.S.A.’s maximum advertising and marketing commitment through June 2013 is $85.9 million.
(6)	Represents amounts due in accordance with settlement agreements in the Retailers’ Litigation, American Express Litigation and other litigation settlements.
(7)	Represents payments on Visa U.S.A.’s series A and series B senior secured notes.

See Note 14—Debt, Note 19—Commitments and Contingencies and Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Visa U.S.A. also has obligations with respect to its pension and postretirement benefit plans, and other incentive plans. See Note 12—Pension, Postretirement and Other Benefits to the Visa U.S.A. fiscal 2007 consolidated financial statements.

Related Parties

Prior to the closing of the reorganization during October 2007, Visa U.S.A. conducted business as a non-stock, non-assessable membership corporation. The principal members of Visa U.S.A. were approximately 1,600 financial institutions that participated directly in Visa U.S.A.’s payment programs. In addition, there were approximately 11,700 associate and participant members that participated in Visa U.S.A.’s payment programs through one or more principal members.

At September 30, 2007, Visa U.S.A.’s board of directors was comprised of ex-officio directors, individuals who were also officers of various member financial institutions that are also Visa U.S.A.’s customers and independent directors. Visa U.S.A. generated total operating revenues of approximately $903 million, $808 million and $884 million from financial institutions with officers that also served on its board of directors in fiscal 2007, 2006 and 2005, respectively. During fiscal 2007, 2006 and 2005, a significant portion of Visa U.S.A.’s operating revenues were generated from one customer with an officer that also served on the board of directors. Operating revenues from this customer were $454 million or 13%, $408 million or 14%, and $345 million or 13% of Visa U.S.A.’s total operating revenues in fiscal 2007, 2006 and 2005, respectively. Additionally, operating revenues generated from a customer which did not have an officer on the board were $384 million, or 11% in fiscal 2007. No other customer accounted for 10% or more of Visa U.S.A.’s total operating revenues in fiscal 2007, 2006 and 2005. See Note 18—Related Parties to the Visa U.S.A. fiscal 2007 consolidated financial statements. The loss of these customers could adversely impact Visa U.S.A.’s operating revenues and operating income.

Critical Accounting Estimates

Visa U.S.A.’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make judgments, assumptions and estimates that affect the amounts reported. Note 2—Significant Accounting Policies to the Visa U.S.A. fiscal 2007 consolidated financial statements describes the significant accounting policies and methods used in the preparation of Visa U.S.A.’s consolidated financial statements. Visa U.S.A. has established policies and control procedures to seek to ensure that estimates and assumptions are appropriately governed and applied consistently from period to period. The following is a brief description of Visa U.S.A.’s current accounting policies involving significant management judgment.

Management believes that the following accounting estimates are the most critical to fully understand and evaluate Visa U.S.A.’s reported financial results, as they require management’s most subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Revenue Recognition

Visa U.S.A. enters into incentive agreements with financial institution customers, merchants and other business partners to build payments volume and increase product acceptance. Certain volume and support incentives are based on performance targets and are accrued based upon estimates of future performance. Other incentives are fixed payments and are deferred and amortized over the period of benefit.	Volume and support incentives require significant management estimates. Estimation of volume and support incentives relies on forecasts of payments volume, estimates of card issuance and conversion. Performance is estimated using financial institution customer reported information, transactional information accumulated from our systems, historical information and discussions with Visa U.S.A.’s customers.	If the customers’ actual performance is not consistent with Visa U.S.A.’s estimates, revenue discounts and incentives which are recorded as a reduction of revenue, including volume and support incentives, may be materially different than initially recorded. For fiscal 2007, performance adjustments to Visa U.S.A.’s volume and support accruals increased operating revenues by 2.0% due to slower growth in payments volume by Visa U.S.A. customers. For fiscal 2006 and 2005, performance adjustments increased operating revenues by 1.2% and 0.2%, respectively.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Pension

Pension assumptions are significant inputs to actuarial models that measure pension benefit obligations and related effects on operations. Two critical assumptions—discount rate and expected return on assets—are important elements of plan expense and asset/liability measurements. These critical assumptions are evaluated at least annually on a plan basis. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect actual experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors, and in accordance with U.S. GAAP, the impact of these differences are accumulated and amortized over future periods.

Visa U.S.A.’s discount rate is based on matching the duration of corporate bond pools to the expected pension payment stream. The discount rate enables Visa U.S.A. to calculate the present value of the expected future cash flows on the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense.

The expected rate of return on plan assets is based on current and expected asset allocation, as well as the long-term historical risks and returns associated with each asset class within the plan portfolio. A lower expected rate of return on plan assets increases pension cost.

To reflect market interest rate conditions in calculating the projected benefit obligation, the pension discount rate was decreased from 6.2% at June 30, 2006 to 6.0% at September 30, 2007.

An expected rate of return of 7.5% was utilized at both June 30, 2007 and 2006.

A 25 basis point decrease or increase in the discount rate would increase or decrease annual pension expense, respectively, by $4.3 million.

A 25 basis point decrease or increase in the expected return on assets would increase or decrease annual pension expense, respectively, by $1.2 million.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Legal Matters

Visa U.S.A. is a party to legal proceedings with respect to a variety of matters, the outcomes of which are not within our complete control or may not be known for prolonged periods of time. Except as described in Note 20—Legal Matters to the Visa U.S.A. fiscal 2007 consolidated financial statements, Visa U.S.A. does not believe that any legal proceeding to which Visa U.S.A. is a party would have a material adverse impact on Visa U.S.A.’s business.

Management is required to assess the probability of loss and amount of such loss, if any, in preparing our financial statements.

	Visa U.S.A. evaluates the likelihood of a potential loss from any claim or legal proceedings to which Visa U.S.A. is party in accordance with SFAS No. 5, “Accounting for Contingencies” (SFAS 5). Visa U.S.A. records a liability in its consolidated financial statements for claims and legal and regulatory proceedings when a loss is known or considered probable and the amount can be reasonably estimated. In most cases, significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Visa U.S.A.’s judgments are subjective based on the status of the legal or regulatory proceedings, the merits of Visa U.S.A.’s defenses and consultation with in-house and outside legal counsel.	Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which Visa U.S.A. operates, its judgments may be materially different than the actual outcomes, which could have material adverse affects on Visa U.S.A.’s business, financial condition and results of operations.

Credit and Debit Settlement Guarantee

Subject to Visa U.S.A.’s bylaws and operating regulations, Visa U.S.A. indemnifies issuing and acquiring members for settlement losses suffered by reason of the failure of any other member to honor credit and debit drafts, travelers cheques, or other instruments processed in accordance with Visa U.S.A.’s operating regulations. The fair value of the associated settlement risk guarantee is based on estimates.

Note 19—Commitments and Contingencies to the Visa U.S.A. fiscal 2007 consolidated financial statements describes the methodology Visa U.S.A. uses to estimate Visa U.S.A.’s liability for this guarantee.

Management estimates on a quarterly basis the value of the guarantee by applying the following formula:

Settlement Risk Guarantee = Total Exposure multiplied by Failure Probability multiplied by Loss upon Failure

Total exposure represents the average number of days to settle multiplied by the average daily transaction volume. Failure probability represents the probability of failure by individual financial institution customers based on assessed credit ratings. Loss upon failure represents the actual loss expected to be incurred in the event that a financial institution fails.

Visa U.S.A.’s estimate of total exposure changes period to period as a result of movement in overall volume of settlement transactions. Visa U.S.A.’s estimate of the weighted average failure probability changes as a result of changes in its assessment of the creditworthiness of Visa U.S.A. financial institution customers. Visa U.S.A.’s estimate of loss upon failure changes based on the U.S. bank standard for losses on commercial lending.

A 25% increase in any of the assumptions used in the calculation of the settlement risk guarantee will have an immaterial impact on the liability recorded. However, if Visa U.S.A. experiences a significant increase in loss

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions

For fiscal 2007, management’s internal estimates used in the above calculation were:

Total Exposure = $14.8 billion Weighted Average Failure Probability = 0.006%

Loss upon Failure = 45%

The most critical assumption in estimating the settlement risk guarantee liability is the weighted average failure probability. Visa U.S.A. establishes this estimate using actual loss history for the previous ten-year period and third party ratings of creditworthiness for Visa U.S.A. members.

occurrences or significant actual losses occur in the future under this guarantee the impact to the estimated loss upon failure assumption could result in an increase to the obligation under the settlement risk guarantee that could be material to the consolidated financial statements.

If the weighted average failure probability doubled, Visa U.S.A.’s estimated liability would increase by less than $1 million at September 30, 2007.

Income Taxes

In calculating its effective tax rate Visa U.S.A. makes judgments regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions.

Visa U.S.A. has various tax filing positions, with regard to the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions.

Visa U.S.A. has procedures to inventory, evaluate and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities.

Although Visa U.S.A. believes that its estimates and judgments are reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities, including Visa U.S.A.’s tax benefit of $778 million associated with the settlement of the American Express litigation and the recognition of a liability under the guidelines of SFAS No. 5 related to the Discover litigation and other matters. If one or more of the taxing authorities were to successfully challenge our right to realize some or all of the tax benefit we have recorded and we were unable to realize this benefit, it could have a material and adverse effect on our financial results and cash flows.

Seasonality

Visa U.S.A. does not experience a pronounced seasonality in its business. No individual quarter of fiscal 2007, fiscal 2006 or fiscal 2005 has historically accounted for more than 30% of annual revenue.

Impact of Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For the benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Visa U.S.A. expects the adoption of FIN 48 on October 1, 2007 will result in an increase to accumulated net income of approximately $6.3 million.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure requirements about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Visa U.S.A. is in the process of determining the effect, if any, of adopting SFAS 157 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))” (SFAS 158), which amends FASB issued Statement No. 87, “Employers’ Accounting for Pensions” (SFAS 87) and FASB issued Statement No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions” (SFAS 106) to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. In addition, SFAS 158 requires that the measurement date, the date at which the benefit obligation and plan assets are measured, be the company’s fiscal year end. Visa U.S.A. adopted the recognition provision of SFAS 158 at September 30, 2007.

Visa U.S.A. adopted the measurement date provisions of SFAS 158 at October 1, 2006, using the 15-month approach. Under this approach, Visa U.S.A. recorded an additional 3 months of net periodic benefit cost covering the period between the previous measurement date of June 30, 2006 and September 30, 2006. The benefit expense of $8.7 million, net of tax, was recorded as a reduction to beginning accumulated net (loss) income at October 1, 2006.

The effects to Visa U.S.A. of applying the recognition and measurement-date provision of SFAS 158 on individual line items in Visa U.S.A.’s consolidated balance sheet at September 30, 2007 are as follows:

	Prior to application of SFAS 158	SFAS 158 application adjustments	After application of SFAS 158
	(in thousands)
Current portion of deferred tax assets	$794,925	$88	$795,013
Deferred tax assets	464,286	6,340	470,626
Total assets	4,383,689	6,428	4,390,117
Accrued compensation and benefits	240,079	4,235	244,314
Other liabilities	107,512	17,516	125,028
Total liabilities	4,831,083	21,751	4,852,834
Minority interest	42,928	(4,318)	38,610
Accumulated net loss	(492,323)	(8,676)	(500,999)
Accumulated other comprehensive income (loss)	2,001	(2,329)	(328)
Total deficit	(490,322)	(11,005)	(501,327)
Total liabilities, minority interest, and equity	4,383,689	6,428	4,390,117

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment to SFAS 115” (SFAS 159). SFAS 159 allows the measurement of many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option. SFAS 159 is effective for fiscal years that begin after November 15, 2007. Visa U.S.A. is in the process of determining the effect, if any, of adopting SFAS 159 on its consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from changes in market rates and market prices. Visa U.S.A. is exposed to two significant market risks that could affect its business including: changes in interest rates and equity prices. Visa U.S.A. does not hold or enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

A significant portion of Visa U.S.A.’s investment portfolio assets is held in fixed-income securities. These assets are reflected as cash equivalents, short-term available-for-sale investments and long-term available-for-sale investments. Visa U.S.A. does not consider its cash and cash equivalents or its auction rate securities to be subject to significant market risks from a fair value perspective, as amounts consist of liquid investments with original maturities or repricing characteristics of three months or less. The fair value balances of Visa U.S.A.’s short-term and long-term available-for-sale investments at September 30, 2007 and September 30, 2006 include:

	September 30,
	2007	2006
	(in millions, except percentages)
Government-sponsored entities	1,274	895
Tax-exempt municipal bonds	9	249

Total	$1,283	$1,144

Percentage of Total Assets	29%	39%

Visa U.S.A. manages its exposure to interest rate risk by investing primarily in rate-adjustable, or short-term securities, and a modest amount of fixed rate government agency securities to support longer term obligations. However, Visa U.S.A.’s efforts do not provide complete assurance that it will be protected from interest rate fluctuations. A sharp rise in interest rates could have a significant impact on the fair value of Visa U.S.A.’s investment portfolio.

A hypothetical 100 basis point increase or decrease in interest rates would impact the fair value of the investment portfolio by approximately $7 million or $2 million, respectively, at September 30, 2007 and approximately $12 million and $6 million, respectively, at September 30, 2006.

Equity Price Risk

Visa U.S.A. owns equity securities which are selected to offset obligations in connection with Visa U.S.A.’s long-term incentive and deferred compensation plans. Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations. Gains and losses experienced on these equity investments are offset by increases or reductions in personnel expense, respectively. The effect of a hypothetical 10% change in market value would have increased or decreased unrealized losses and personnel expense, respectively, by $5 million for fiscal 2007 and fiscal 2006.

THE GLOBAL PAYMENTS INDUSTRY

We operate in the global payments industry, which is undergoing a major shift from paper-based payments, such as cash and checks, to card-based and other electronic payments. For more than 30 years, Visa has played a central role in driving this migration by providing payment products and services that we believe deliver significant benefits to consumers, businesses, governments and merchants. We believe that consumers are increasingly attracted to the convenience, security, enhanced services and rewards associated with electronic payment forms. We also believe that corporations and governments are shifting to electronic payments to improve efficiency, control and security, and that a growing number of merchants are accepting electronic payments to improve sales and customer convenience.

The global payments industry consists of all forms of payment and value transfer, including:

•	paper-based payments: cash, personal checks, money orders, government checks, travelers cheques, official checks and other paper-based means of transferring value;

•	card-based payments: credit cards, charge cards, debit cards, deferred debit cards, ATM cards, prepaid cards, private label cards and other types of general-purpose and limited-use cards; and

•

other electronic payments: wire transfers, electronic benefits transfers, automated clearing house payments and other forms of electronic payment not typically tied to a payment card or similar access device.

We believe that the shift to electronic payment forms is a worldwide phenomenon; however, in many developing countries, it is at an early stage and will be accelerated by rising incomes, globalization of commerce and increased travel. Recent innovations such as contactless cards and mobile payments are also increasing the attractiveness of electronic payments. We believe these trends create a substantial growth opportunity for the global payments industry. According to The Nilson Report, global card purchase transactions grew at a CAGR of 14% over the period from 2000 to 2006. The Nilson Report forecasts global card purchase transactions to increase at a CAGR of 11% from 2006 to 2012, with particularly strong growth in Asia/Pacific, Latin America and the Middle East/Africa:

Source: The Nilson Report, issue 866 (October 2006) and issue 885 (August 2007).

The most common card-based forms of payment are general-purpose cards, which are payment cards that permit widespread usage. General purpose cards are typically categorized as:

•	“pay now” cards, such as debit cards, which enable the cardholder to purchase goods and services by an automatic debit to a checking, demand deposit or other current account;

•

“pay later” cards, which typically permit a cardholder to carry a balance in a revolving credit account (a credit card or deferred debit card) or require payment of the full balance within a specified period (a charge card); and

•	“pay before” cards, such as prepaid cards, which are prefunded up to a certain monetary value.

The primary global general purpose card brands include Visa, MasterCard, American Express, Discover, JCB and Diners Club. While these brands, including Visa, were historically associated primarily with credit or charge cards in the United States and other major international markets, Visa and others have over time broadened their offerings to include debit, ATM, prepaid and commercial cards.

In addition to general purpose cards, a number of retailers and other entities issue limited-purpose credit, charge and prepaid cards that can be used for payment only at the issuing entity. These cards are generally referred to as private label cards. Private label cards are sometimes issued by a financial institution under a contractual agreement with the retailer.

Open-Loop Versus Closed-Loop Payments Networks

General purpose and limited-purpose payments networks primarily operate under two different business models. Open-loop payments networks, such as Visa and MasterCard, are multi-party and operate through a system that connects two financial institutions—one that issues the card to the cardholder, known as the issuing financial institution or issuer, and one that has the banking relationship with the merchant, known as the acquiring financial institution or acquirer—and manages information and the flow of value between them. In a typical closed-loop payments network, the payment services are provided directly to merchants and cardholders by the owner of the network without involving third-party financial institution intermediaries. Closed-loop networks can range in size from networks such as American Express and Discover, which issue cards directly to consumers and serve merchants directly, to an individual merchant that issues limited-purpose private-label credit cards to its customers for use only in that merchant’s stores. In recent years, the major closed-loop networks have begun to develop relationships with financial institution issuers and acquirers, thereby emulating certain aspects of the open-loop networks.

Operators of open-loop networks such as Visa generally do not issue cards, set fees or determine interest rates that cardholders are charged for use of their cards. Issuers have the responsibility for determining these and many other card features. In addition, such networks generally do not solicit merchants directly or establish the fees that merchants are charged for card acceptance, including the merchant discount rate. Both of these functions are generally the responsibility of acquirers. The following table outlines the major functions of each of the three major participants in the payments network.

	Issuer (Cardholder’s Financial Institution)	Payments Network (e.g., Visa)	Acquirer (Merchant’s Financial Institution)

Primary Customers	Cardholders	Issuers and acquirers	Merchants

Products and Services	Issues cards to its cardholders based on payments network product platforms (e.g., credit, debit) Establishes and maintains accounts with cardholders (either consumers or businesses)

Offers broad range of product platforms (e.g., credit, debit) to financial institutions

Operates data processing network that transfers transaction data and manages payment flow between issuers and acquirers

Establishes and maintains account with merchant to: — Provide connectivity to a payments network — Acquire receivables from merchant — Guarantee payment to merchant for receivables

Branding	Issues cards that feature its own brand and that of a payments network	Establishes and maintains payments network brand for payment products and acceptance locations	Delivers payments network acceptance services under its own brand

Rules and Terms	Establishes applicable cardholder terms, including fees, interest rates and payment schedules for cardholders independently of the payments network and in contract with its cardholders

Establishes rules and standards for its product platforms and payments network including:

—     Eligibility for participation in network

—     Authorization and clearing of transactions

—     Financial settlement

—     Product platform features and functionality

—     Merchant acceptance standards

—     Dispute management and arbitration processes

Establishes any applicable merchant fees and/or discount rates independently of the payments network and in contract with its merchants

	Issuer (Cardholder’s Financial Institution)	Payments Network (e.g., Visa)	Acquirer (Merchant’s Financial Institution)

Functions Performed in Connection with Payment Transaction(1)	Authorizes cardholder transactions Funds settlement obligations for its cardholders’ purchases Collects payment from cardholder Assumes risk of cardholder non-payment or late payment	Transfers authorization and clearing data and settles funds between issuer and acquirer Performs payments network risk management and related functions

Receives settlement funds from issuers

Credits merchant for value of payment transactions

Assumes risk of merchant non-fulfillment of transaction obligation

Assumes responsibility for merchant compliance with network security and other rules

(1)	In many instances, an issuer or acquirer may enter into an agreement with a third party processor to perform some of these functions on its behalf.

Largest Operators of Open-Loop and Closed-Loop Retail Electronic Payments Networks

The largest operators of open-loop and closed-loop retail electronic payments networks are Visa, MasterCard, American Express, Discover, JCB and Diners Club. With the exception of Discover, which primarily operates in the United States, all of the other network operators can be considered multi-national or global providers of payments network services. Based on payments volume, total volume, number of transactions and number of cards in circulation, Visa is the largest retail electronic payments network in the world. The following chart compares our network with those of our major competitors for calendar year 2006:

Company	Payments Volume	Total Volume	Transactions	Cards
	(billions)	(billions)	(billions)	(millions)
Visa Inc.(1)	$2,127	$3,230	44.0	1,254
MasterCard	1,417	1,922	23.4	817
American Express	556	562	4.5	78
Discover	96	114	1.4	57
JCB	63	70	0.7	59
Diners Club	22	22	0.1	7

(1)	Reported global figures from The Nilson Report. Excludes Visa Europe based on internal Visa data.

Source: The Nilson Report, issue 874 (February 2007) and issue 877 (April 2007).

Note: MasterCard figures include PIN-based debit card transactions on MasterCard cards, but not Maestro (MasterCard’s global online debit program). Domestic China figures on Visa cards and some domestic China figures on MasterCard cards have been excluded. Visa and MasterCard figures exclude proprietary PLUS and Cirrus. American Express and Discover figures include business from third-party issuers. JCB figures are for October 2005 through September 2006 (fiscal year). JCB transaction figures are estimates.

BUSINESS

Overview

Visa operates the world’s largest retail electronic payments network and manages the world’s most recognized global financial services brand. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We facilitate global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. We provide financial institutions, our primary customers, with product platforms encompassing consumer credit, debit, prepaid and commercial payments. VisaNet, our secure, centralized, global processing platform, enables us to provide financial institutions and merchants with a wide range of product platforms, transaction processing and related value-added services. Based on the size of our network, the strength of the Visa brand and the breadth and depth of our products and services, we believe we are the leading electronic payments company in the world.

Our business primarily consists of the following:

•	we own a family of well known, widely accepted payment brands, including Visa, Visa Electron, PLUS and Interlink, which we license to our customers for use in their payment programs;

•	we manage and promote our brands for the benefit of our customers through advertising, promotional and sponsorship initiatives and by encouraging card usage and merchant acceptance;

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we offer a wide range of branded payments product platforms, which our customers use to develop and offer credit, debit, prepaid and cash access programs for cardholders (individuals, businesses and government entities);

•	we provide transaction processing services (primarily authorization, clearing and settlement) to our customers through VisaNet, our secure, centralized, global processing platform;

•	we provide various other value-added services to our customers, including risk management, debit issuer processing, loyalty services, dispute management and value-added information services;

•	we develop new products and services to enable our customers to offer efficient and effective payment methods to their cardholders and merchants; and

•	we adopt and enforce a common set of rules adhered to by our customers to ensure the efficient and secure functioning of our payments network and the maintenance and promotion of our brands.

We derive revenues primarily from fees paid by our customers based on payments volume, transactions that we process and certain other related services that we provide. Payments volume is the total monetary value of transactions for goods and services purchased with our cards, as reported by our customers. Cash volume generally includes cash access transactions, balance transfers and convenience check transactions associated with our products. Total volume, which we consider to be an important measure of the scale of our business, is the sum of payments volume and cash volume. An increasing portion of our revenues come from outside the United States, including AP and LAC, where macroeconomic and electronic payments trends provide attractive growth prospects. The tables below show our product performance for the twelve months ended June 30, 2007 and the three months ended September 30, 2007, according to data reported to us by our customers:

Visa Inc. Product Performance

Twelve Months Ended June 30, 2007

(in billions, except as noted)

	U.S.A.	Rest of World(3)	Visa Inc.
Payments Volume
Consumer credit	$624	$634	$1,258
Consumer debit(1)	637	93	730
Commercial and other	188	90	278

Total Payments Volume	$1,449	$817	$2,266
Cash volume	382	834	1,216

Total Volume(2)	$1,831	$1,651	$3,482
Total Transactions (in millions)(4)	28,777	18,099	46,876

(1)	Includes prepaid volume.
(2)	Total volume is the sum of total payments volume and cash volume. Total payments volume is the total monetary value of transactions for goods and services that are purchased. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks.
(3)	Includes Bulgaria and Romania through March 31, 2007, after which time they became part of Visa Europe.
(4)	Total transactions represent transactions involving our cards as reported by our customers and includes transactions that are not processed on our VisaNet system.

Visa Inc. Product Performance

Three Months Ended September 30, 2007

(in billions, except as noted)

	U.S.A.	Rest of World	Visa Inc.
Payments Volume
Consumer credit	$165	$182	$347
Consumer debit(1)	171	28	199
Commercial and other	52	25	77

Total Payments Volume	$388	$235	$623
Cash volume	101	248	349

Total Volume(2)	$489	$483	$972
Total Transactions (in millions)(3)	7,674	5,034	12,708

(1)	Includes prepaid volume.
(2)	Total volume is the sum of total payments volume and cash volume. Total payments volume is the total monetary value of transactions for goods and services that are purchased. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks.
(3)	Total transactions represent transactions involving our cards as reported by our customers and includes transactions that are not processed on our VisaNet system.

Our Reorganization

We believe that our recently completed reorganization provides us with several significant strategic benefits. It allows us to increase our operational efficiency and enhances our ability to deliver more innovative products and services to financial institutions, merchants and cardholders on a global basis. The reorganization allows us to centralize and streamline our strategy and decision making. We also believe that the reorganization and this offering will enable us to facilitate a common, global approach, where appropriate, to the legal, regulatory and competitive issues arising in today’s marketplace. At the same time, we believe that the reorganization preserves and reinforces the advantages that have made Visa the largest retail electronic payments network in the world, such as our leading brand, scalable and secure network, unique processing capabilities, comprehensive product and service offerings and strong customer relationships.

Our Competitive Strengths

World’s Largest Payments Network

We operate the world’s largest retail electronic payments network, and as of September 30, 2007, our customers reported that they had issued 1.5 billion cards carrying our brands. Visa-branded cards are accepted in more than 170 countries around the world. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We believe that merchants, cardholders and our financial institution customers benefit from the Visa cardholder base, which is the largest in the world, and our merchant acceptance network, which is unsurpassed globally.

Leading Global Brand

Visa is the world’s most recognized global financial services brand. We believe merchants, consumers and our financial institution customers associate our brand with trust, security, reliability, efficiency, convenience and empowerment. Our deep base of local market knowledge enables us to tailor our product and marketing programs to the particular needs of specific geographies. We believe that the strength of our brand enables us to increase card usage in existing and new market segments, develop and offer innovative payment products and services and enhance the utility of our payments network for all participants.

Scalable and Unique Global Payments Processing Platform

We own and operate VisaNet, our secure, centralized, global processing platform. Unlike the processing platforms of some of our primary competitors, VisaNet is built on a centralized architecture rather than a distributed architecture, which enables us to provide real-time, value-added information to our customers. In addition, our centralized processing platform provides us the flexibility to develop, modify and enhance our products and services efficiently. VisaNet is highly reliable and processed more than 81 billion authorization, clearing and settlement requests in the 12 months ended December 31, 2007. We believe that the operating efficiencies that result from the scale of our processing network provide us with a significant cost advantage over our competitors.

Comprehensive Payment Products and Services

We provide our financial institution customers with a comprehensive suite of electronic payment products and services. Our product platforms encompass credit, debit, cash access and prepaid products for consumers, businesses and governments. These product platforms enable our customers to develop and customize their own payment programs to meet the needs of their cardholders and merchants. We also offer our customers issuer processing to support our debit and prepaid platforms, and we are the largest issuer processor of Visa debit transactions in the world. Additionally, we offer a broad range of value-added services such as risk management, loyalty services, dispute management and value-added information services, which are enabled by our secure, centralized, global processing platform.

Established and Long-Standing Customer Relationships

We have long-standing relationships with the majority of our customers and long-term contracts with many of our major customers, which provide us with a significant level of business stability. More than two-thirds of our financial institution customers have been our customers for longer than 10 years. We believe that our many years of close cooperation with our customers in developing new products, processing capabilities and value-added services have enabled us to establish strong relationships. By virtue of these relationships, we believe that we are well-positioned to continue developing new products and services that anticipate the evolving needs of our customers.

Our Strategy

We seek revenue and profit growth by expanding our core payments business in new and established geographies and market segments, as well as by broadening our processing capabilities and value-added service offerings for payments and related opportunities. The key components of our strategy include:

Expand Our Network

We intend to continue to expand the size of our payments network in order to drive the issuance, acceptance and usage of our products globally. We intend to do this in several ways including:

•	Expand existing and build new relationships with financial institution customers. We will continue to use an integrated product strategy to increase our share of business with our existing financial institution customers and to build relationships with new customers. We believe that delivering world class service reinforces the value that Visa brings to our customers’ payments businesses and increases the issuance, acceptance and usage of our products. Our customer-driven service model includes integrated global account services coupled with local account support staff in each region in which we operate. We provide marketing, processing, risk and other consultative services, which enhance our customers’ business and support delivery of new Visa products and services.

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Enhance the value of our products for merchants and cardholders. We continually enhance our products and services to meet the evolving needs of merchants and cardholders. Merchants are important to the growth of our business, and we seek to increase the value we bring to them in order to increase merchant acceptance and preference for Visa. We also seek to grow our network by encouraging active cardholder preference for Visa through continual improvement of the convenience, value and security of our products. By focusing on expanding the number of merchants and cardholders in our network, we increase the value we provide to our financial institution customers.

Expand into New and High Growth Geographies and Market Segments

We will continue to globalize our product and service offerings and to expand acceptance of our core products in key geographies and market segments.

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Expand our presence in new geographies. As the largest retail electronic payments network, we are uniquely positioned to expand our global processing platform and the acceptance of our products and services in targeted geographies. We believe there is a significant opportunity to expand the usage of our products and services in high growth geographies in which we currently have a presence, such as AP, LAC and CEMEA. We intend to seek to expand the number of countries in which we provide value-added services, including risk management, debit issuer processing, loyalty services, dispute management and value-added information services.

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Continue penetrating new consumer and merchant segments. We will continue to target and penetrate new consumer and merchant segments across all of our geographic markets, including the United States. We have introduced a full suite of product platforms and value-added services, which enable our customers to drive Visa products to the fast growing mass-market debit, affluent and small business segments. We will also continue to expand Visa acceptance in merchant segments that have traditionally not accepted electronic payments, such as quick-service restaurants and bill payment merchants.

Develop and Offer Innovative Products and Services

We will continue to provide new products and services and increase the functionality, utility and cost effectiveness of our existing products and services. VisaNet provides flexibility to quickly customize current offerings and rapidly develop, deploy and drive adoption of new products and services.

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Modify existing products. We will continue to upgrade or modify existing products to take advantage of market opportunities and generate growth. For example, modifying our rules to eliminate the signature requirements on small-value transactions in certain merchant segments has enabled us to rapidly increase acceptance and usage of current products at merchants where speed at the point-of-sale is a high priority. We will continue to seek such opportunities to expand acceptance and usage of products carrying our brands.

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Develop new products. We believe there is also a significant opportunity to develop and offer new products. During the past two years, we have introduced several new varieties of prepaid cards and have enhanced our product offerings for the affluent consumer segment. We also intend to continue making significant investments in new technologies to strengthen our position in emerging forms of payment, including contactless and mobile devices.

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Introduce new processing services. We intend to continue to introduce value-added processing services. We believe that by integrating enhanced capabilities, such as Visa Advanced Authorization (real-time transaction risk scoring), data reporting tools for commercial cards, loyalty applications and Visa ReadyLink, into our core offerings we can increase utility to customers and cardholders, capture additional revenues and differentiate ourselves from our competitors.

Strengthen and Grow Visa’s Brand Leadership

We will continue to invest in order to maintain Visa’s position as the world’s most recognized global financial services brand.

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Focus on integrated brand investment. We make a combination of integrated global and local investments, using award-winning advertising campaigns, unique sponsorships, selected co-brand relationships and other promotional activities to increase consumer and business brand awareness and build active cardholder preference for Visa by reinforcing our core attributes of security, convenience, acceptance and differentiated products.

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Maximize return on our brand investments. We seek to optimize the level and mix of spending across our media channels, sponsorships, co-brand relationships and other marketing properties to realize the maximum value from these arrangements.

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Invest in and enhance our co-brand relationships and unique sponsorships. We work closely with our co-brand partners in airlines, hospitality, retail and other segments to create specific products and programs that complement our brand promise and deliver unique value propositions to cardholders. In addition, we maintain a unique portfolio of local and international sponsorships that create opportunities to deliver our brand message to consumers across the world.

Our Primary Operations

There are three core aspects of our business operations: transaction processing services, product platforms and payments network management.

Transaction Processing Services

Core Processing Services

Our core processing services involve the routing of payment information and related data to facilitate the authorization, clearing and settlement of transactions between Visa issuers, which are the financial institutions that issue Visa cards to cardholders, and acquirers, which are the financial institutions that offer Visa network connectivity and payments acceptance services to merchants. In addition, we offer a range of value-added processing services to support our customers’ Visa programs and to promote the growth and security of the Visa payments network.

Authorization is the process of approving or declining a transaction before a purchase is finalized or cash is disbursed. Clearing is the process of delivering final transaction data from an acquirer to an issuer for posting to the cardholder’s account, the calculation of certain fees and charges that apply to the issuer and acquirer involved in the transaction, and the conversion of transaction amounts to the appropriate settlement currencies. Settlement is the process of calculating, determining, reporting and transferring the net financial position of our issuers and acquirers for all transactions that are cleared.

Visa transactions can be authorized, cleared and settled either as dual-message transactions or as single-message transactions. The choice of processing method may vary depending upon the issuer, the type of card or the region in which the transaction takes place.

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In a single-message transaction, the acquirer submits a single electronic message containing all data required for the authorization, clearing and settlement of the transaction. Actual financial settlement occurs at a later time.

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In a dual-message transaction, the acquirer submits an electronic message at the time of purchase containing the information required for an authorization decision and a second message at a later point in time containing additional data required for clearing and settlement.

Authorization

A typical Visa transaction begins when the cardholder presents his or her Visa card to a merchant as payment for goods or services. The transaction information is then transmitted electronically to the issuer for authorization. In certain cases, we may authorize the transaction on behalf of the issuer through a service known as stand-in processing, based on parameters established by the issuer. The following diagram illustrates the processing steps involved in a typical transaction authorized through our network. In a typical Visa transaction, the authorization process by Visa occurs in approximately one second.

1.	The cardholder presents the merchant with a Visa card for payment. The merchant point of sale terminal reads the account number and other data encoded on the card’s magnetic stripe or chip.

2.	The merchant terminal transmits the card information and transaction amount to the acquirer.

3.	The acquiring financial institution or its third party processor combines the transaction information into an authorization request message and transmits it to Visa.

4.	Visa routes the authorization request to the issuer for review. In certain circumstances, such as when the issuer’s systems are unavailable, Visa may perform stand-in processing and review and authorize or deny the transaction.

5.	The issuing financial institution or its third party processor returns an authorization response message, either approving or denying the transaction to Visa.

6.	Visa routes the authorization response to the acquirer.

7.	The acquirer transmits the result of the authorization request to the merchant terminal.

Clearing and Settlement

Clearing occurs at the time of the authorization, for single-message transactions, or in a single daily batch message containing all transactions reported by the acquirer, for dual-message transactions. Settlement occurs on each business day and is conducted on a net basis for all transactions submitted during the previous settlement cycle. The following diagram illustrates the clearing and settlement process between the issuer and acquirer for a typical transaction processed through our system.

Clearing

1.	The merchant transmits sales draft information for the transaction, including account numbers and transaction amounts, to the acquirer.

2.	The acquiring financial institution or its third party processor formats this information into a clearing message, which it transmits to Visa.

3.	Visa routes the clearing message to the card issuer and calculates the settlement obligation of the issuer and the amount due to the acquirer, net of certain applicable fees and charges.

Settlement

4.	The issuer sends funds to Visa’s designated settlement bank in the amount of its settlement obligation.

5.	The settlement bank, at the direction of Visa, transfers funds due to the acquirer.

The issuer and acquirer involved in a typical Visa transaction perform additional functions that we do not generally perform or monitor. For example, the acquirer credits the merchant’s account for the amount of the transaction less any fees the acquirer charges in accordance with the contractual agreement between the merchant and the acquirer. In addition, the issuer sends a statement to the cardholder and collects payment, in the case of a credit or deferred debit card, or collects payment directly from the cardholder’s deposit account, in the case of a debit card.

We process virtually all transactions within the United States, as well as all cross-border transactions, involving products carrying our brands. Outside of the United States and certain other countries, we do not process the majority of the domestic transactions (i.e., transactions where the issuer and the merchant are located in the same country) on products carrying our brands. Such transactions are generally processed by government-controlled payments networks, our financial institution customers, independent companies or joint ventures owned in whole or in part by our financial institution customers.

We perform clearing and settlement through our VisaNet system for transactions involving an issuer that is located in Visa Europe’s region and an acquirer that is located in the rest of the world, or vice versa. In addition, we currently provide clearing and settlement services for Visa transactions occurring entirely within Visa Europe’s region and will continue to provide such services until completion of deployment of Visa Europe’s own processing system. Visa Europe authorizes transactions for its members through its own processing system.

Other Value-Added Processing Services

The size of our network and our processing capabilities allow us to offer a range of other value-added services in certain countries. These services include risk management, debit issuer processing, loyalty services, dispute management and value-added information services.

Risk Management Services. Our centralized and integrated network architecture allows us to monitor, on a real-time basis, all transactions that we process for authorization. As a result, we provide customers in certain countries with a number of value-added risk-management services, which complement our core authorization services. Our risk management services provide preventive, monitoring, investigative and predictive tools, which are intended to mitigate and help eliminate fraud at the cardholder and merchant level. For example, Visa Advanced Authorization, which we introduced in 2005, enables us to monitor and evaluate VisaNet authorization requests in real-time and deliver enhanced transaction risk scores to issuers as part of the authorization message. It is the first system of its kind to deliver risk indicators in real-time by assessing transaction data on both an account level and a transaction level.

Debit Issuer Processing Services. Visa Debit Processing Services provides comprehensive processing services for participating United States issuers of Visa debit, prepaid and ATM payment products. In addition to core issuer authorization processing, Visa Debit Processing Services offers card management services, exception processing, PIN and ATM network gateways, call center services, fraud detection services and ATM terminal driving. Visa Debit Processing Services processes more Visa transactions than any other issuer processor in the world.

Loyalty Services. We offer loyalty services that allow our customers to enhance the attractiveness of their Visa payment programs and to strengthen their relationships with cardholders and merchants. These services are designed to allow our customers to differentiate their Visa program offerings, to support increased card usage and to increase the importance of Visa payments to merchants.

Visa Extras is a service that participating issuers may offer to their cardholders to increase card usage, enhance the value of their Visa programs and create stronger cardholder relationships. Visa Extras is a points-based program that rewards cardholders for using their enrolled Visa cards to make qualifying purchases. Cardholders can redeem points for rewards in the Visa Extras rewards catalog for everyday items such as movie tickets, retail gift certificates, merchandise, travel certificates, dining and other rewards.

The Visa Incentive Network enables merchants and financial institution customers to deliver tailored merchant offers to targeted groups of cardholders. Visa Incentive Network offers benefits traditionally associated with a closed-loop system. Visa Incentive Network was launched in April 2005 and allows us to deliver merchant promotions to affluent and high-spending Visa cardholders on behalf of participating issuers. Based on merchant-specific cardholder spending and location criteria for each promotion, we can analyze the spending patterns of Visa credit card holders in the United States about which information is provided to us by participating card issuers. We then deliver the promotion to the appropriate cardholders on behalf of these issuers. In order to protect cardholder privacy, the merchant does not gain access to cardholder information or underlying transaction data. The Visa Incentive Network database contains more than 83 million accounts. Visa Incentive Network is enabled through account level processing, which allows transactions to be processed and afforded customized treatment at the account level—i.e., by identifying each transaction by the entire 16-digit account number—rather than by the six-digit bank identification number, or BIN, as is the more typical industry practice. We are able to implement account level processing as a result of our reengineered Visa Integrated Payment platform, as described below.

Dispute Management Services. We manage Visa Resolve Online, an automated web-based service that allows our customers’ back-office analysts and customer service representatives to manage and resolve Visa transaction disputes more efficiently than with previous paper-based processes. Transaction disputes between issuers and acquirers sometimes arise from suspected fraud, merchant non-fulfillment of transaction requirements or other events. Visa Resolve Online, which is mandatory for all Visa customers, provides real-time access to Visa transaction data, electronic transfer of substantiating documents and automated management of communications between issuers and acquirers.

Value-Added Information Services. We provide our customers with a range of additional information-based business analytics and applications, as well as the transaction data and associated infrastructure required to support them. Through these services, we support and enhance our customers’ business intelligence capabilities, loyalty applications, operational and management performance metrics, transaction research and commercial card reporting.

Processing Infrastructure

We own and operate VisaNet, our secure, centralized, global processing platform, which consists of three synchronized processing centers. In addition, Visa Europe operates one processing center in the United Kingdom, which is part of our synchronized system in accordance with the terms of the framework agreement. See “Material Contracts—The Framework Agreement.” In addition, we are building a new data center on the east coast of the United States. These centers are linked by a global telecommunications network, which is engineered for redundancy. Intelligent access points around the world complete our global processing infrastructure and enable merchants and financial institutions worldwide to access our core processing and value-added services.

In September 2006, we completed a five-year reengineering program, in which we, among other things, consolidated the authorization functions for our credit, debit, prepaid and ATM transactions into one technology platform called Visa Integrated Payment, or VIP. VIP is a modular processing platform, which is flexible and secure and combines global reach with the processing power to support our future growth and product innovation.

The following is a summary of critical attributes of our processing infrastructure:

Centralized Architecture. Unlike the processing platforms of some of our primary competitors, VisaNet is built on a centralized architecture rather than a distributed architecture. As a result, we are able to view and analyze each authorization transaction we process in real-time and can provide value-added information, such as risk scoring or loyalty applications, to the issuer while the transaction data is being routed through our system.

Redundancy. Our global telecommunications network and processing centers are designed for redundancy and fail-over. Our newest processing center houses multiple authorization engines, each supported by redundant power and telecommunications circuits. This new architecture complements our multiple processing center architecture, provides improved fail-over technology and helps to ensure that our VisaNet system is always available and has enough processing power to meet the growing demand for electronic payments.

Modular Architecture. In the VIP reengineering project that we completed in September 2006, we replaced a complex web of legacy code with a streamlined, layered, modular architecture. We believe that this new architecture significantly reduces the time, complexity and cost involved in adding functions or modifying the system to support emerging forms of payments, such as contactless and mobile payments. We also believe that this streamlined architecture was instrumental in our ability to implement account level processing on our systems in less than 12 months.

Processing Scale. During the 12 months ended December 31, 2007, we processed more than 81 billion authorization, clearing and settlement requests. Based on tests that we conducted with IBM in July 2005, we estimate that VisaNet is capable of processing more than 12,000 transaction messages per second. We believe that the scale of our processing network provides us with a significant cost advantage over our competitors.

Product Platforms

We offer a broad range of product platforms to enable our customers to build differentiated, competitive payment programs for their consumer, business, government and merchant clients. Our principal payment platforms enable credit, charge, deferred debit, debit and prepaid payments, as well as cash access, for consumers, businesses and government entities. Our payment platforms are offered under our Visa, Visa Electron, Interlink and PLUS brands.

Consumer Credit

Our consumer credit product platforms allow our issuers to offer deferred payment and financing products that can be customized to meet the needs of all consumer segments. Our baseline consumer credit platform is marketed to our issuers as Visa Traditional in the United States and Visa Classic in the rest of the world. We require issuers offering credit products based on this platform to meet minimum requirements for product functionality and to offer certain services, such as a reporting service for lost or stolen cards.

In addition, we offer premium credit platforms, which enable our issuers to tailor programs to consumers requiring higher credit lines or enhanced benefits, such as loyalty programs. Our premium consumer credit platforms are marketed to issuers, and in some cases, to cardholders, as Visa Gold, Visa Platinum, Visa Signature and Visa Infinite. Issuers offering these credit products are required to provide certain functionality and enhanced cardholder services that may vary by product and region. For example, we require that issuers provide a minimum level of cardholder rewards value and that they not impose a preset spending limit on Visa Signature cards.

We provide a number of additional services that many issuers choose to offer in conjunction with their Visa credit programs, even where we do not require the inclusion of such services. Certain of these services, such as emergency card replacement, travel assistance services and rental car insurance, are provided by third parties under contract with us.

Consumer Deposit Access

Our deposit access product platforms enable our issuers to offer consumer payment and cash access products that draw upon consumer deposit accounts, such as checking, demand deposit, asset or other pre-funded accounts. For the 12 months ended June 30, 2007, consumer debit and cash access products accounted for the majority of Visa transactions worldwide.

Consumer Debit

Visa Debit. Our primary consumer debit platform uses the Visa brand mark. Through our rules and product platform requirements, we further segment our Visa debit product platform into Visa Classic, Visa Gold, Visa Platinum and Visa Infinite, which allows our issuers to customize their Visa debit programs and offer a range of benefits to their debit cardholders.

Interlink Debit. We provide the Interlink debit product platform in the United States and certain countries in the AP region. Interlink is a single-message point-of-sale debit network. It generally requires a cardholder to enter a personal identification number, or PIN, for authentication. Interlink allows our issuers to provide a full range of debit card offerings to their deposit account customers. Interlink acceptance marks may be included on Visa debit cards or issued as standalone debit cards.

Visa Electron Debit. Visa Electron is a payment product platform that permits issuers to require all transactions initiated from the card to be authorized electronically. It is primarily used by issuers offering payment programs to higher risk customer segments or in countries where electronic authorization is less prevalent, such as certain markets in the AP, LAC and CEMEA regions. Visa Electron is primarily issued as a consumer debit product, but Visa Electron can also be issued as a credit or prepaid product for consumers or businesses.

POS Check Service. The Visa POS Check Service enables merchants to convert the account information on a consumer’s check into an electronic Visa transaction message at the point of sale if the check is drawn on a demand deposit account held at a participating Visa customer. This service, which is currently offered only in the United States, reduces the cost and time involved in merchant and financial institution processing of checks by taking advantage of Visa’s efficient electronic payments processing.

Cash Access

Our customers can provide global cash access to their cardholders by issuing products accepted at Visa and PLUS branded ATMs. Most Visa and Visa Electron branded cards offer customers cash access at ATMs, as well as at branches of our participating financial institution customers. The PLUS brand may also be included on issuers’ non-Visa branded cards to offer international cash access as a complement to domestic cash access services. We believe that more than one million Visa and PLUS branded ATMs are available in more than 170 countries. Payment cards may contain multiple cash access brand marks, in addition to Visa and PLUS, and transactions involving Visa and PLUS branded cards will generally be processed through our systems only if there is no regional or domestic ATM brand that is capable of processing the transaction.

Prepaid

Our prepaid product platform enables issuers to offer products that access a designated pool of funds, allowing cardholders to enjoy the convenience and security of a payment card in lieu of cash or checks. Our prepaid platform includes gift, travel, youth, payroll, money transfer, voucher replacement, corporate incentive, insurance reimbursement and government benefits cards. Our prepaid platforms are also used to pay highway tolls and to top up prepaid mobile phones in some regions. Prepaid products can be issued as either reloadable or disposable. Reloadable cards enable consumers or third parties such as employers to add additional funds to the pool. Consumers may reload cards through various channels, including merchants and participating financial institution customers. Disposable cards cannot be reloaded in this manner. Our prepaid cards can be distributed through a number of channels, including financial institution branches, Internet sites, merchants and employers.

Commercial

Our commercial product platforms enable multi-national, large, medium and small companies and government organizations to streamline payment processes, manage information and their supply chain, and reduce administrative costs. Our commercial platforms include Visa Business Credit, Visa Business Check Card, Visa Business Debit, Visa Signature Business, Visa Business Electron, Visa Corporate, Visa Purchasing, Visa Fleet, Visa Distribution, Visa Commercial One Card and Visa Commerce.

Large and Medium Companies and Government Organizations. The Visa Corporate product platform offers payment options for travel and entertainment charges, including cash advances, and provides detailed transaction data, which allows companies to track policy compliance and supplier management. Visa Purchasing provides corporate clients with a payment product to easily acquire the goods and services needed to conduct their business by streamlining time- and paper-intensive purchase order and invoice processing, and by providing flexible transaction authorization and verification statements for each cardholder. A sub-product of Visa Purchasing, Visa Fleet, provides specialized authorization controls that fleet operators need to monitor and manage spending for company-provided vehicles. Visa Distribution provides an accounts receivable service for suppliers with dispersed operations. The Visa Commercial One Card allows organizations to combine procurement, travel and entertainment, and fleet functionality into a single payment solution. Visa Commerce is a business-to-business electronic platform providing accounts payable and accounts receivable payment services to facilitate large transactions between contracted buyers and sellers.

Small Businesses. The Visa Business credit and debit platforms provide small businesses with cash flow tools, purchasing savings, rewards and management reporting. Visa Business Electron is an electronic authorization platform used in many countries outside North America and has authorization controls that are similar to those of the consumer Visa Electron products described above.

Core to all Visa Commercial payment platforms are information management, reconciliation and reporting, which integrate payment data into company financial systems. Visa Information Management is a web-based tool that provides access to a suite of reporting and information tools in multiple languages to companies using any of the Visa Commercial platforms.

Product Platform Innovation

We invest in the development and enhancement of payment product platforms with the goal of increasing the migration of consumer and business spending to electronic payments. We believe that innovation results in more secure and versatile payment program options for customers, merchants and consumers. We focus on new payment channels, card technologies, payment account access devices and authentication methods, and have recently made significant investments in the development of contactless payment cards and devices, mobile payments, chip cards, magnetic stripe and unembossed card enhancements, and money transfer.

Contactless Payment Cards and Devices. We support customer issuance and merchant acceptance of EMV-compliant contactless payment cards and devices, including contactless-enabled cards, minicards and microtags. A contactless device contains a computer chip that securely stores account information and transmits it to merchant terminals via secure radio-frequency technology that operates over short distances. Contactless devices can increase speed and convenience at the point of sale by allowing a consumer to complete a transaction without the need to swipe a card manually or insert it into a point-of-sale device. We believe that contactless technology is particularly appealing to merchants in segments with high point-of-sale throughput and a large proportion of small-value transactions.

Mobile Payments. We support payment origination and acceptance by mobile devices, such as mobile telephones and wireless data devices. In 2007, we introduced the Visa Mobile Platform, a global initiative that provides a comprehensive suite of technology tools and applications designed to promote product development and commercialization of mobile payment services. The Visa Mobile Platform is designed to provide consumers with a consistent experience for all types of payments, regardless of phone type or geography, and is designed to work within the existing infrastructure established by mobile carriers and financial institutions. In addition to supporting the development of mobile payment solutions, such as contactless payments, mobile Internet payments and person-to-person payment, the platform also supports the development of payment-related services, such as account management services to enable consumers to monitor account activity through a mobile device, and mobile coupons that can be redeemed at the point of sale.

Chip Cards. In certain regions and countries, we support customer issuance of Visa and Visa Electron chip cards, which are compliant with the EMV Integrated Circuit Card Specifications for Payment Systems. In addition to a traditional magnetic stripe, chip cards carry encrypted account data on an embedded computer chip that is read by a point-of-sale terminal. Chip cards can offer increased data security over traditional magnetic-stripe-only cards and can reduce the incidence of certain types of fraud.

Magnetic Stripe and Unembossed Card Enhancements. Beginning in October 2003, we introduced a series of rules and standards that allow our customers in certain regions to issue magnetic-stripe Visa cards with enhanced authorization requirements and risk controls that increase their ability to offer Visa cards to high-risk consumer segments. These standards include codes on the magnetic stripe that instruct point-of-sale terminals to request real-time transaction authorizations from the card issuer, providing an increased level of control over transaction authorization as compared to magnetic-stripe cards that lack such codes. These standards also permit issuers in certain countries to issue magnetic stripe Visa cards with the cardholder name and account number printed on the card, rather than embossed with raised lettering. These unembossed cards reduce the risk of fraudulent card use at merchants that do not have electronic point of sale terminals that are capable of seeking transaction authorizations from the card issuer.

Money Transfer. Visa Money Transfer is a remittance platform that our customers use to allow their cardholders to send funds to other Visa cardholders with accounts at participating financial institutions. The funds are credited directly to the individual’s Visa credit, debit or prepaid account. Our customers can deploy our standard Visa Money Transfer service, which includes sophisticated anti-money laundering, fraud and risk controls, or they can develop their own customized services. Our customers also offer domestic and cross-border money transfer services using Visa prepaid cards in LAC, CEMEA and AP regions.

Payments Network Management

We devote significant resources to ensure that Visa is the payments network of choice for customers, merchants and cardholders. We seek to accomplish this by promoting our brand through marketing and sponsorship activities, increasing acceptance of Visa-branded cards around the world and ensuring that the system operates in a reliable and secure manner for all of our network participants.

Brand Management and Promotion

We engage in a variety of activities designed to maintain and enhance the value of our brand. Our integrated approach to brand management and promotion combines advertising, sponsorships, promotions and public relations to create programs that build active preference for products carrying our brand, promote product usage, increase product acceptance and support cardholder acquisition and retention. For merchants, we work to ensure that the Visa brand represents timely and guaranteed payment, as well as a way to increase their business profitably. For our customers, our marketing is designed to support their card issuance, activation and usage efforts while complementing and enhancing the value of their own brands. For cardholders, we work to ensure that Visa is a symbol of security, convenience and acceptance. By emphasizing these core attributes of our brand, we aim to reinforce the recognition that Visa is “The World’s Best Way to Pay.”

Advertising plays a critical role in building brand awareness and equity, as well as communicating the benefits of our brand and Visa-branded payment products. Through our advertising campaigns, we strive to provide a consistent, recognizable and compelling message that supports our brand positioning. During 2006, we launched our “Life Takes Visa” brand campaign in the United States, reinforcing our brand promise to deliver innovative products and services that empower our cardholders to experience life and business their way and on their terms. In other regions, we promote these same brand messages through tailored regional and country-specific advertising campaigns, such as our “All It Takes” campaign in AP and our “Porque La Vida es Ahora” campaign in LAC.

We establish global marketing relationships to promote the Visa brand and to allow customers to conduct marketing programs in conjunction with major sporting and entertainment events. Through these marketing relationships, our customers may develop marketing programs that include the Visa brand and mention our sponsorship status. In addition, we engage in marketing and sponsorship activities around other national and local events or with associations and companies to provide customized marketing platforms to customers in certain countries and regions.

Our customer and business partner marketing consulting services provide customized advice and support to improve our customers’ cardholder acquisition, cardholder retention and product usage efforts. We conduct strategic reviews of our customers’ marketing activities and portfolio management practices, help them develop acquisition and retention programs, develop marketing for new products, conduct market segmentation analysis and perform other consultative services. In addition to customized consulting projects, we offer training to provide our customers with an understanding of best practices for managing their payments business.

We also provide marketing support to our customers through our support of Visa co-branded and affinity card programs. Co-branded cards are payment cards bearing the brand marks of an issuer and a marketing partner, usually a merchant, while affinity cards generally bear the marks or logos of charitable, professional, educational or civic organizations.

Our merchant marketing activities bring added value to our merchant partners through the development of marketing programs customized for specific merchants and industry segments. These programs, which we develop in conjunction with merchants, generate awareness for new acceptance channels and locations and increase cardholder spending and merchant sales revenue through special offers and promotions.

Merchant Acceptance Initiatives

Merchants play a vital role in our payments network, and we work continuously to build our merchant acceptance and enhance our relationships with merchants that accept Visa-branded cards. At September 30, 2007, our customers reported that our cards were accepted at more than 29 million merchant outlets around the world.

We aim to maintain and expand our merchant base by focusing on the needs of merchants and consumers and enhancing our programs to increase acceptance in attractive and fast-growing segments, such as bill payment. Our efforts to address these needs include supporting the development of technological innovations, delivering value-added information services, such as the Visa Incentive Network, and evaluating potential modifications to our operating rules and interchange rates to enhance the value of our payments network compared to other forms of payment. In the United States, for example, the Visa Small Ticket Payment Service provides a special interchange rate category and No Signature Required programs eliminate the requirement for a cardholder signature for certain small-value transactions in a number of everyday spend categories, including quick-service restaurants, movie theatres and public transit. Under this program, the merchant will be protected against no signature chargebacks. We believe these initiatives have resulted in a faster check-out process, a reduction in merchants’ operating expenses, increased merchant acceptance and greater transaction volume in these categories.

We enter into arrangements with certain merchants under which they receive monetary incentives and rebates for acceptance of products carrying our brands and increasing their payments volume of products carrying our brands or indicating a preference for our cards.

We continue to respond to the needs of merchants in order to enhance the efficiency of the Visa payments network for the benefit of all network participants. For example, in 2006, we enabled merchants in the United States to obtain copies of key provisions of our U.S. operating regulations, thereby increasing access to the rules and procedures that govern merchant participation in our system. We also published our U.S. interchange rate schedule and made our U.S. interchange rate qualification guide available to merchants in an effort to educate merchants about the structure of our customer interchange rates and the criteria that determine the specific rate for which a given transaction qualifies.

Customer Standards

Our financial institution customers participate in the Visa payments network through one of two ways. Financial institution customers that were members of either Visa U.S.A. or Visa International prior to the closing of our reorganization have remained members of those two entities, which continue to operate as non-stock subsidiaries of Visa Inc. Those financial institutions have non-equity membership interests in the applicable subsidiary, which represent the commercial and other rights and obligations with regard to participation in the Visa payments system. Our financial institution customers that were members of Visa Canada prior to the closing of our reorganization have entered into a series of agreements, which govern their commercial rights and obligations with respect to the Visa payments system.

Our customers are generally required to be financial institutions or other deposit-taking institutions organized under local banking laws or wholly-owned by such institutions. Certain of our customers participate in the full range of functions, such as soliciting cardholders and issuing cards, soliciting and signing merchants and acquiring merchant transactions. These financial institutions may also sponsor other financial institutions for more limited participation in our network.

Rulemaking and Enforcement

In general, our customers are granted licenses to use our brands and to access our transaction processing systems. Our customers are obligated to honor our rules and standards through agreements with, and in certain cases non-equity membership interests in, our subsidiaries. These rules and standards govern their use of our branded programs and their participation in our transaction processing system. Variations on such rules and standards may exist throughout the world in order to meet the needs of specific geographies. We require our customers to comply with these rules, which relate to such matters as the use of our brands and trademarks, the standards, design and features of payment cards and programs, merchant acquiring activities, including acceptance standards applicable to merchants, use of agents, disputes between members, risk management, guaranteed settlement, customer financial failures and allocation of losses among customers.

We establish dispute management procedures between customers relating to specific transactions. For example, after a transaction is presented to an issuer, the issuer may determine that the transaction is invalid for a variety of reasons, including fraud. If the issuer believes there is a defect in a transaction, the issuer may return, or charge back, the transaction to the acquirer. We enforce rules relating to chargebacks and maintain a dispute resolution process with respect to chargeback disputes.

Credit Risk Management

We indemnify our customers for any settlement loss suffered due to the failure of a customer to fund its daily settlement obligations. In certain instances we indemnify customers even in situations in which a transaction is not processed by our system. No material loss related to settlement risk has been incurred in recent years.

To manage our exposure in the event our customers fail to fund their settlement obligations, we have a credit risk policy with a formalized set of credit standards and risk control measures. Customers with significant settlement exposure are evaluated regularly to assess risk. In certain instances, we may require a customer to post collateral or provide guarantees. If a customer becomes unable or unwilling to meet its obligations, we are able to draw upon such collateral or guarantee in order to minimize any potential loss. We may also apply other risk control measures, such as blocking the authorization and settlement of transactions, limiting the use of certain types of agents, prohibiting initiation of acquiring relationships with certain high risk merchants or suspending or terminating a customer’s rights to participate in our payments network. The exposure to settlement losses is accounted for as a settlement risk guarantee. The fair value of the settlement risk guarantee is estimated using a proprietary model. Key inputs to the model include the probability of customers becoming insolvent, statistically derived loss factors based on historical experience and estimated settlement exposures at period end.

Payment System Integrity

The integrity of our payments system is affected by fraudulent activity and other illegal uses of our products. Fraud is most often committed in connection with lost, stolen or counterfeit cards or stolen account information resulting from security breaches of systems that store cardholder or account data, including systems operated by merchants, financial institutions and other third-party data processors. Fraud is also more likely to occur in association with transactions where the card is not present at the point of sale, such as electronic commerce, mail order and telephone order transactions. Security and cardholder authentication for these remote channels are particularly critical issues facing our customers and merchants that engage in these forms of commerce, where a signed cardholder sales receipt is generally unavailable.

Our fraud detection and prevention offerings include Verified by Visa, a global Internet authentication product, which permits cardholders to authenticate themselves to their issuing financial institution using a unique personal code; Visa Advanced Authorization, which adds additional fraud detection capability by adding real-time risk scores to authorization messages; and chip and PIN programs that have been demonstrated to reduce the incidence of certain types of fraud at physical point of sale locations. We have also implemented rules that require the use of more secure PIN encryption standards for ATMs and point-of-sale PIN entry devices installed after 2002 and 2003, and we have recently mandated that all PINs transmitted through VisaNet to the issuer be encrypted using the Triple DES, or Data Encryption Standard, by July 1, 2010.

In a 2006 cooperative industry effort, we co-founded the Payment Card Industry (PCI) Data Security Standards Council, an independent council that established security standards to protect cardholder data and to prevent fraud. In late 2006, we introduced a PCI compliance program with both incentives and fines targeted at our largest acquirers in order to improve compliance with the PCI standards by our largest U.S.-based merchants, which we refer to as Level I and Level II merchants. The initiative’s goal is to eradicate the storage of prohibited account data, such as magnetic stripe (also known as track data), CVV2 (the three-digit security code on the back of the card) and PIN data, and to improve PCI compliance among this group of merchants. As of December 31, 2007, 99% of Level I and Level II merchants had confirmed that they were not storing prohibited account data, and more than three-fourths of the Level I merchants and nearly two-thirds of the Level II merchants had validated their compliance with the PCI Data Security Standard.

In 2006, we began upgrading all connections to VisaNet with encryption capabilities to protect data that is transferred to and from VisaNet, and began performing data content analysis to ensure proper data safe-keeping and purging of obsolete data. In 2006, we also began developing a web-based tool that will replace our legacy risk-identification system to better assist customers in their identification and monitoring of high-risk relationships.

Interchange

Interchange represents a transfer of value between the financial institutions participating in an open-loop payments network such as ours. On purchase transactions, interchange fees are typically paid to issuers by acquirers in connection with transactions initiated with cards in our payments system. We set default interchange rates in the United States and other regions. In certain jurisdictions, interchange rates are subject to government regulation. Although we administer the collection and remittance of interchange fees through the settlement process, we generally do not receive any portion of the interchange fees. Interchange fees are often the largest component of the costs that acquirers charge merchants in connection with the acceptance of payment cards. We believe that interchange fees are an important driver of system volume.

We believe the default interchange rates that we use promote the efficient operation of our payments network by enabling both the issuer and acquirer to understand the economics of a given transaction before entering into it, and by eliminating the need for each of our customers to negotiate transfer pricing with each other. By establishing and modifying default interchange rates in response to marketplace conditions and strategic demands, we seek to ensure a competitive value proposition for transactions using our cards in order to encourage electronic transactions and to maximize participation in the Visa payments system by issuers and acquirers and, ultimately, consumers and merchants. We believe that proper management of interchange rates benefits consumers, merchants, our customers and us by promoting the overall growth of our payments network in competition with other payment card systems and other forms of payment, and creating incentives for innovation, enhanced data quality and security.

Interchange fees and related practices also have been or are being reviewed by regulatory authorities and/or central banks in a number of jurisdictions, including the United States, European Union, Australia, Brazil, Colombia, Germany, Honduras, Hungary, Mexico, New Zealand, Norway, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sweden, Switzerland and the United Kingdom. In certain countries, such as Australia and Mexico, interchange rates have been adjusted in advance of, or in response to, government regulation. We are currently devoting substantial management and financial resources to explain the importance of and defend interchange fees and other legal and regulatory challenges we face relating to interchange fees. See “—Legal and Regulatory Proceedings—Global Interchange Proceedings” and “Risk Factors—Interchange fees are subject to significant legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenues, our prospects for future growth and our overall business.”

Merchant Discount Rates. Acquirers generally charge merchants a fee for each transaction, called a “merchant discount.” This fee would typically cover costs they incur for participation in four-party payments networks, including those relating to interchange, and compensate them for various other services they provide to merchants. Merchant discount rates and other merchant fees are set by our acquirers without our involvement and by agreement with their merchant customers and are established in competition with other acquirers, other payment card systems and other forms of payment. We do not establish or regulate merchant discount rates or any other fees charged by our acquirers.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology.

We own a number of valuable trademarks and designs, which are essential to our business, including Visa, Interlink, PLUS, Visa Electron, the “Winged V” design, the “Dove” design and the “Bands Design—Blue, White

& Gold” design. We also own numerous other valuable trademarks and designs covering various brands, products, programs and services. Through agreements with our customers, we authorize and monitor the use of our trademarks in connection with their participation in our payments network.

In addition, we own a number of patents and patent applications relating to payments solutions, transaction processing, security systems and other matters.

Competition

We compete in the global payment marketplace against all forms of payment, including paper-based forms (principally cash and checks), card-based payments (including credit, charge, debit, ATM, prepaid, private-label and other types of general purpose and limited use cards) and other electronic payments (including wire transfers, electronic benefits transfers, ACH payments and electronic data interchange).

Within the general purpose payment card industry, we face substantial and intense competition worldwide. The leading global card brands in the general purpose payment card industry are Visa, MasterCard, American Express and Diners Club. Other general purpose card brands are more concentrated in specific geographic regions, such as JCB in AP and Discover in the United States. In certain countries, our competitors have leading positions, such as JCB in Japan and China UnionPay in China, which is the sole domestic payment processor and operates the sole domestic acceptance mark in China due to local regulation. We also compete against private-label cards, which can generally be used to make purchases solely at the sponsoring retail store, gasoline retailer or other merchant.

In the debit card market segment, Visa and MasterCard are the primary global brands. In addition, our Interlink and Visa Electron brands compete with Maestro, owned by MasterCard, and various regional and country-specific debit network brands, such as STAR, owned by First Data Corporation, PULSE, owned by Discover, NYCE, owned by Metavante Corporation, and others in the United States, Interac in Canada, and EFTPOS in Australia. In addition to our PLUS brand, the primary cash access card brands are Cirrus, owned by MasterCard, and many of the online debit network brands referenced above. In many countries, local debit brands are the primary brands, and our brands are used primarily to enable cross-border transactions, which typically constitute a small portion of overall transaction volume.

Some of our major competitors, including American Express and Discover, operate closed-loop systems. Closed-loop systems can benefit from direct access to consumer and merchant information, and they tend to have greater control over cardholder service than do operators of open-loop payments networks, like Visa, which depend on their financial institution customers to provide products and services directly to the cardholder. In recent years, the major closed-loop systems, American Express and Discover, have begun working directly with issuing and acquiring financial institutions, thus emulating certain aspects of the open-loop system, including setting transfer pricing.

In addition, we compete against companies that are developing and implementing alternative payments networks. Among other things, these competitors provide Internet currencies, which can be used to buy and sell goods online, virtual checking programs, which permit the direct debit of consumer checking accounts for both online and point-of-sale transactions and services that support payments to and from proprietary accounts for Internet, mobile commerce and other applications. A number of these new entrants rely principally on the Internet to support their services and may enjoy lower costs than we do. In mobile commerce, we also face competition from established network operators that may be in a position to enable mobile devices to process electronic payments or transfer money, and to use their existing billing systems to process these payments and transfers between their customers and third parties without our involvement.

Our Visa Debit Processing Service is the largest provider of issuer processing services for United States issuers of Visa debit, prepaid and ATM products, and thus also competes with third party processors, such as First Data Corporation and TSYS.

We believe that the primary factors affecting our competitive position in the payments industry include:

•	our ability to maintain the quality and integrity of our transaction processing systems;

•	our relationships with our customers;

•	our relationships with merchants;

•	the impact of existing litigation, legislation and government regulation;

•	pricing to our customers;

•	the impact of globalization and consolidation of financial institutions and merchants; and

•	our ability to develop and implement new payment programs, systems and technologies.

Litigation has and may continue to affect our ability to compete in the global payments industry. For example, as a result of the June 2003 settlement of a U.S. merchant lawsuit against Visa U.S.A. and MasterCard, merchants may choose not to accept U.S.-issued Visa debit cards in the United States while still accepting Visa-branded credit cards, and vice versa. In addition, following the final judgment in our DOJ litigation, members of Visa U.S.A. may issue certain payment cards that compete with Visa-branded cards, such as American Express or Discover, while remaining Visa members. Since this final judgment, several members of Visa U.S.A., including, but not limited to, Bank of America, Citibank, HSBC/Metris, U.S.A.A., Barclaycard U.S., GE Consumer Finance, Inc., First Bank & Trust, Central National Bank & Trust and Brenham National Bank, have begun to issue, or have announced that they will issue, American Express or Discover-branded cards. Outside of the United States, our customers have historically been permitted to issue American Express cards, as well as the cards of other competing general purpose card networks.

The banking industry has undergone consolidation, and we expect this trend to continue. A major financial institution customer may be acquired by an institution that has a strong relationship with a competitor, resulting in a substantial loss of business. Because continued consolidation in the banking industry results in fewer financial institutions of increased size, the bargaining power of the remaining financial institutions increases.

Government Regulation

Government regulation impacts key aspects of our business. We are subject to government regulation of the payments industry in many countries in which our cards are used. Our customers are also subject to numerous regulations applicable to banks and other financial institutions in the United States and elsewhere, and as a consequence our business is affected by such regulations. In recent years our business has come under increasing regulatory scrutiny. In particular, interchange fees associated with open-loop payments systems such as ours are being reviewed or challenged in various jurisdictions in which our cards are used.

As the volume of card-based payments has increased in recent years, interchange fees, including our default interchange rates, have become subject to increased regulatory scrutiny worldwide. We believe that regulators are increasingly adopting a similar approach to interchange fees, and, as a result, developments in any one jurisdiction may influence regulatory approaches in other jurisdictions. Interchange fees have been the topic of recent committee hearings in the U.S. House of Representatives and the U.S. Senate, as well as conferences held by a number of U.S. Federal Reserve Banks. In addition, the U.S. House of Representatives has passed a bill that would commission a study by the Federal Trade Commission of the role of interchange fees in alleged price gouging at gas stations. Individual state legislatures in the United States are also reviewing interchange fees, and legislators in a number of states have proposed bills that purport to limit interchange fees or merchant discount rates or to prohibit their application to portions of a transaction. In addition, the Merchants Payments Coalition, a coalition of trade associations representing businesses that accept credit and debit cards, is mounting a challenge to interchange fees in the United States by seeking legislative and regulatory intervention.

Interchange fees and related practices also have been or are being reviewed by regulatory authorities and/or central banks in a number of jurisdictions, including the United States, European Union, Australia, Brazil, Colombia, Germany, Honduras, Hungary, Mexico, New Zealand, Norway, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sweden, Switzerland and the United Kingdom. In certain countries, such as Australia and Mexico, interchange rates have been adjusted in anticipation of, or in response to, government regulation.

Most jurisdictions in which we and our customers operate have implemented, amended or have pending anti-money laundering regulations. In 2002, we and our customers became subject to the provisions of the U.S.A. PATRIOT Act, which requires the creation and implementation of comprehensive anti-money laundering programs. In general, this requires that we make certain efforts to prevent our payments system from being used to facilitate money laundering and the financing of terrorist activities, including, for example, the designation of a compliance officer, training of employees, adoption of internal policies and procedures to mitigate money laundering risks, and periodic audits.

We are subject to regulations imposed by OFAC. OFAC restricts financial dealings with Cuba, Iran, Myanmar and Sudan, as well as financial dealings with certain restricted third parties, such as identified money laundering fronts for terrorists or narcotics traffickers. While we prohibit financial institutions that are domiciled in those countries or are restricted parties from being Visa members, many Visa International members are non-U.S. financial institutions, and thus are not subject to OFAC restrictions. Accordingly, our payments network may be used with respect to transactions in or involving countries or parties subject to OFAC-administered sanctions.

In recent years, a number of regulations relating to the price of credit and directed at our financial institution customers have been implemented in some jurisdictions in which our cards are used. In the United States, regulators and the U.S. Congress have increased their scrutiny of our customers’ pricing and underwriting standards relating to credit. For example, a number of regulations have been issued to implement the U.S. Fair and Accurate Credit Transactions Act, and other regulations are expected to be issued in 2007. One such regulation pertaining to risk-based pricing could have a significant impact on the application process for credit cards and result in increased costs of issuance and/or a decrease in the flexibility of card issuers to set the price of credit. Another such regulation is a significant proposal to amend Regulation Z, which implements the Truth-in-Lending Act, and will change the substance and format of consumer disclosures made by financial institutions. In addition, the U.S. Senate Permanent Subcommittee on Investigations and other Committees and Subcommittees may continue to consider the methods used to calculate finance charges and allocate payments received from cardholders and the methods by which default interest rates, late fees and over-the-credit-limit fees are determined, imposed and disclosed. Any regulation in this regard could impact our customers’ ability to issue cards profitably in certain segments and impact our payments volume and revenues.

We and our customers are subject to regulations related to privacy, data use and security in the jurisdictions in which we do business. For example, in the United States, our customers and we are respectively subject to the banking regulators’ information safeguard rules and the Federal Trade Commission’s rules under the Gramm-Leach-Bliley Act, respectively. These rules require that our customers and we develop, implement and maintain written, comprehensive information security programs containing safeguards that are appropriate to our size and complexity, the nature and scope of our activities and the sensitivity of any customer information at issue.

In recent years, there has been a heightened legislative and regulatory focus on data security. In the United States, a number of bills have been introduced in Congress and there have been several Congressional hearings to address these issues. Congress is considering data security/data breach legislation which, if implemented, could affect our customers and us. In addition, a number of U.S. states have enacted security breach legislation, requiring varying levels of consumer notification in the event of a security breach, and several other states are considering similar legislation.

Governments in certain countries have acted, or could act, to provide resources or protection to selected national payment card providers or national payment processing providers to support domestic competitors or to displace us from, prevent us from entering into, or substantially restrict us from participating in, particular geographies. For example, our customers in China are not permitted to issue cards carrying our brands for domestic use in China. Governments in certain other countries have considered similar restrictions from time to time.

Many jurisdictions in which our customers and we operate are considering, or are expected to consider, legislation with regard to Internet transactions, and in particular with regard to choice of law, the legality of certain e-commerce transactions, the collection of applicable taxes and copyright and trademark infringement. If implemented, these initiatives could require our customers and us to monitor, filter, restrict or otherwise oversee various categories of payment card transactions or to take other actions. For example, draft regulations were proposed on October 1, 2007 pursuant to recently enacted U.S. legislation regarding Internet gambling, which will require our customers and us to code and block certain types of Internet gambling transactions. Comments on these draft regulations were due December 12, 2007, and final regulations will be forthcoming at an undetermined date. Various U.S. regulatory agencies are also considering additional regulation covering capital requirements, privacy, disclosure rules, security and marketing, which could impact our customers and us directly. Increases in fraud or other illegal activity involving our cards could also lead to regulatory intervention, such as mandatory card re-issuance.

Certain of our operations in the United States are periodically reviewed by the Federal Financial Institution Examination Council to ensure our compliance with applicable data integrity and security requirements, as well as other requirements applicable to us as a result of our role as a service provider to financial institutions. In recent years, the federal banking regulators in the United States have adopted a series of regulatory measures intended to require more conservative accounting, greater risk management and higher capital requirements for bank credit card activities, particularly in the case of banks that focus on subprime cardholders. Government regulators may determine that we are a systemically important payments system and impose settlement risk management requirements on us, including new settlement procedures or other operational rules to address credit and operational risks or new criteria for customer participation and merchant access to our payments system. In addition, outside of the United States, a number of jurisdictions have implemented legal frameworks to regulate their domestic payments systems. For example, regulators in Australia, Mexico, Colombia, India, Singapore and Malaysia have been given statutory authority to regulate certain aspects of the payments systems in those countries.

Properties

At December 31, 2007, we owned and leased approximately 2.2 million square feet of office and processing center space in 30 countries around the world, of which approximately 1.4 million square feet are owned and the remaining 800,000 square feet are leased. Our corporate headquarters is located in the San Francisco Bay Area and consists of four buildings that we own, totaling 940,000 square feet. We also own a 167,000 square foot office building in Miami, which serves as our LAC regional headquarters.

In addition, we operate three processing centers: a processing center and an office facility in Colorado totaling 268,000 square feet, which we own, a processing center and office facility in Virginia, totaling 137,500 square feet, which we lease, and an 11,000 square foot leased facility in Japan. In July 2006, we approved a plan to replace our leased processing center in the eastern United States by building a new 140,000 square foot processing center and a new 113,000 square foot office building.

We believe that these facilities are suitable and adequate to support our business needs.

Employees

At December 31, 2007, we employed 5,436 persons worldwide. We consider our relationships with our employees to be good.

Customers

At December 31, 2007, we had approximately 16,600 financial institution customers. Operating revenues recognized as a result of fees paid, net of incentives, from our largest customer, JPMorgan Chase and its affiliates, were $408 million in fiscal 2006 and $454 million in fiscal 2007, representing 10% and 9% of our pro forma operating revenues in each such period. No other customer represented more than 10% of our pro forma operating revenues.

See Note 1—Organization to the Visa U.S.A. fiscal 2007 consolidated financial statements and Note 19—Operating Segments to the Visa International fiscal 2007 consolidated financial statements for a disclosure of financial information about geographic areas.

Retrospective Responsibility Plan

Visa U.S.A. and Visa International are parties to certain legal proceedings that we refer to as the covered litigation. The retrospective responsibility plan is designed to address potential liability under the covered litigation. Covered litigation means:

•	The Discover Litigation. Discover Financial Services Inc. v. Visa U.S.A. Inc., Case No. 04-CV-07844 (S.D.N.Y.), which we refer to as the Discover litigation;

•	The American Express Litigation. American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al., No. 04-CV-0897 (S.D.N.Y.), which we refer to as the American Express litigation;

•	The Attridge Litigation. Attridge v. Visa U.S.A. Inc. et al., Case No. CGC-04-436920 (Cal. Super.), which we refer to as the Attridge litigation;

•

The Interchange Litigation. In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, 1:05-md-01720-JG-JO (E.D.N.Y.) or MDL 1720, including all cases currently included in MDL 1720, any other case that includes claims for damages relating to the period prior to this offering that is transferred for coordinated or consolidated pre-trial proceedings at any time to MDL 1720 by the Judicial Panel on Multidistrict Litigation or otherwise included at any time in MDL 1720 by order of any court of competent jurisdiction and Kendall v. Visa U.S.A., Inc. et al., Case No. CO4-4276 JSW (N.D. Cal.), which we refer to collectively as the interchange litigation; and

•

any claim that challenges the reorganization or the consummation thereof; provided that such claim is transferred for coordinated or consolidated pre-trial proceedings at any time to MDL 1720 by the Judicial Panel on Multidistrict Litigation or otherwise included at any time in MDL 1720 by order of any court of competent jurisdiction.

Upon the closing of this offering, we intend to deposit $3.0 billion in an escrow account from which settlements of, or judgments in, the covered litigation will be payable. We intend to use the funds in the escrow account to satisfy the settlement obligations of Visa U.S.A. in the American Express litigation and, as described below, to make payments relating to obligations of Visa U.S.A., Visa International and, in certain instances, Visa Inc., in connection with future settlement of, or judgments in, covered litigation.

The class B common stock that is retained by Visa U.S.A. members and that is not redeemed out of the proceeds of this offering will be subject to dilution to the extent of the initial amount of the escrow account. This dilution of the class B common stock will be accomplished through an initial adjustment to the conversion rate such that the conversion rate applicable to each share of class B common stock will be 0.74 shares of class A common stock per share of class B common stock. The class B common stock will not, subject to limited exceptions, be convertible into class A common stock or be transferable until the later of the third anniversary of this offering or the final resolution of the covered litigation, although our board of directors may make exceptions to this transfer restriction after resolution of all covered litigation. The class C common stock will not be subject to this dilutive adjustment.

After the completion of this offering and if the litigation committee so requests in order to increase the escrow account, we will conduct follow-on offerings of our class A common stock, which we refer to as loss shares. The proceeds from the sale of loss shares would then be deposited in the escrow account, and the class B common stock would be subject to additional dilution to the extent of the loss shares through a concurrent adjustment to the conversion rate of the class B common stock. Unless we or our affiliates have actually incurred a liability in respect of the covered litigation and there are insufficient funds on deposit in the escrow account at such time to fund such liability, the litigation committee may not request that we sell loss shares in an underwritten offering more than twice in any 12-month period, and the proceeds from the requested offering must reasonably be expected to be at least $100,000,000. We will not offer loss shares in an amount that exceeds the number of shares of our class A common stock into which our issued and outstanding class B common stock is then convertible immediately prior to the offering.

Any amounts remaining in the escrow account on the date on which all of the covered litigation has been resolved will be released back to us, and the conversion rate of the class B common stock then outstanding will be adjusted in the holders’ favor through a formula based on the released escrow amount and the market price of our class A common stock. See “Description of Capital Stock—Conversion.”

The litigation committee has been established pursuant to a litigation management agreement among Visa Inc., Visa International, Visa U.S.A. and Robert R. Hackney, Bruce L. Hammonds, Peter E. Raskind, Charles W. Scharf and John G. Stumpf, all of whom are affiliated with, or acting for, certain Visa U.S.A. members. The litigation committee: (i) will determine the amount of the proceeds of this offering to be deposited in the escrow account; (ii) may request the sale of loss shares as described above, subject to our right to delay the filing or effectiveness of a registration statement under certain circumstances; and (iii) may recommend or refer the cash payment portion of a proposed settlement of any covered litigation to the Visa U.S.A. board of directors.

The board of directors of Visa U.S.A. will not be permitted to authorize any portion of a settlement of any of the covered litigation that would or might require payments out of the escrow account, the sale of loss shares, or the payment of cash by principal, acquirer, administrative, cheque issuer, administrative, group, or associate members of Visa U.S.A., which we refer to collectively as specified settlement members, unless such settlement has been approved by or is subject to the approval of specified settlement members. We refer to such settlements as specified settlements. Approval of a specified settlement requires the approval of two-thirds of the votes of the specified settlement members.

Interchange Judgment Sharing Agreement

On July 1, 2007, we entered into an interchange judgment sharing agreement with Visa U.S.A., Visa International and certain member financial institutions of Visa U.S.A. in connection with the interchange litigation.

Under the interchange judgment sharing agreement, in the event that a final judgment in the interchange litigation is enforced against a signatory or there is a global settlement involving all signatories, each signatory other than Visa U.S.A. and Visa International will pay its membership proportion (as defined in the Visa U.S.A. certificate of incorporation) of the amount of any such final judgment that is not allocated to the conduct of MasterCard under the terms of the agreement. Visa U.S.A. will pay the amount of such final judgment that is not allocated to the conduct of MasterCard and that is not accounted for by the other signatories, although it will obtain reimbursement for such payments out of the escrow account. Visa International has no obligation under the interchange judgment sharing agreement to share in a judgment enforced against another signatory or in a global settlement. The agreement provides that Visa U.S.A. and Visa International will be reimbursed by the bank signatories for the full amount of any final judgment allocated to the conduct of MasterCard, but the bank signatories have no obligation to the other signatories with respect to the MasterCard portion of a final judgment.

If we are named as a defendant in a case in the interchange litigation, we have the right to join the judgment sharing agreement on the terms applicable to Visa International unless a claim relates to our conduct after the reorganization (other than the reorganization or this offering) or our conduct that is not the mere continuation of conduct being challenged in the interchange litigation as of the closing of the reorganization.

Loss Sharing Agreement

We have entered into a loss sharing agreement with Visa U.S.A., Visa International and Visa U.S.A. members representing 61% of the Visa U.S.A. aggregate membership proportion. The loss sharing agreement provides for the indemnification of Visa U.S.A., Visa International and, in certain circumstances, Visa Inc. with respect to: (i) the amount of a final judgment paid by Visa U.S.A. or Visa International in the covered litigation after the operation of the interchange judgment sharing agreement, plus any amounts reimbursable to the interchange judgment sharing agreement signatories; or (ii) the damages portion of a settlement of a covered litigation that is approved as required under Visa U.S.A.’s certificate of incorporation by the vote of Visa U.S.A.’s members. The several obligation of each bank that is a party to the loss sharing agreement will equal the amount of any final judgment enforceable against Visa U.S.A., Visa International or any other signatory to the interchange judgment sharing agreement, or the amount of any approved settlement of a covered litigation, multiplied by such bank’s then-current membership proportion as calculated in accordance with Visa U.S.A.’s certificate of incorporation.

Visa U.S.A. will be responsible for the remainder of any amounts under (i) and (ii) above after taking into account the total amounts owed by the Visa U.S.A. members that are parties to the loss sharing agreement and any funds it recovers pursuant to a judgment sharing agreement. Such remainder amounts are subject to indemnification by Visa U.S.A. members that are not parties to the loss sharing agreement, as described below.

We contemplate that payments due under any covered litigation that are subject to the loss sharing agreement will be paid out of the escrow account, including any additional proceeds from the sale of loss shares. If funds in the escrow account are insufficient to satisfy such obligations, then each Visa U.S.A. member that is a party to the loss sharing agreement is required to contribute an amount equal to the unsatisfied obligation multiplied by such party’s then current membership proportion.

In order to avoid a double payment as a result of the dilutive adjustment in the conversion rate of the class B common stock upon the establishment of the escrow account, we will reimburse Visa U.S.A. members from the escrow account for payments made: (i) pursuant to the interchange judgment sharing agreement in respect of covered litigation to a claimant or another party to the loss sharing agreement (other than payments allocated in a final judgment or approved settlement to MasterCard’s conduct); or (ii) pursuant to the interchange judgment sharing agreement or the loss sharing agreement for certain payments made prior to this offering relating to the items described in the immediately preceding paragraph. In the event that the escrow account contains insufficient funds to make such reimbursements, all reimbursements will be made pro rata.

Indemnification by Visa U.S.A. Members

The members of Visa U.S.A. have indemnification obligations with respect to the covered litigation pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements, although we currently intend to use the escrow amount, including any additional proceeds from the sale of loss shares, to satisfy obligations under the covered litigation before seeking to enforce these indemnification obligations.

To the extent that the initial escrow amount and any additional sale of loss shares is insufficient to fully satisfy obligations under the covered litigation and reimburse judgment sharing and loss sharing payments by Visa U.S.A.’s members, we will use commercially reasonable efforts to enforce the indemnification obligations of Visa U.S.A.’s members for such excess amount, including but not limited to enforcing indemnification obligations pursuant to the loss sharing agreement, Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements.

Covered Litigation

The Discover Litigation

On October 4, 2004, Discover Financial Services, Inc. filed a complaint against Visa U.S.A., Visa International and MasterCard. The complaint was filed in the U.S. District Court for the Southern District of New York and was designated as a related case to the DOJ litigation, and was assigned to the same judge who issued the DOJ decision described under “—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Litigation and Related Litigation.” The complaint alleged that the implementation and enforcement of Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy, or CPP (which prohibited their respective members from issuing American Express or Discover cards), as well as Visa’s “Honor All Cards” rule (which required merchants that accept Visa cards to accept for payment every validly presented Visa card) and a similar MasterCard rule violated Sections 1 and 2 of the Sherman Act as well as California’s Unfair Competition Act in an alleged market for general purpose card network services and an alleged market for debit card network services. The complaint also challenged Visa’s no surcharge rule and a similar MasterCard rule, under the same statutes. On December 10, 2004, Visa U.S.A. and Visa International moved to dismiss the complaint in its entirety for failure to state a claim. In lieu of filing its opposition papers to this motion, Discover filed an amended complaint on January 7, 2005. In the amended complaint, Discover dropped some of its claims, including its challenge against the no surcharge rule and its claims under California’s Unfair Competition Law, but continued to allege that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e), MasterCard’s CPP, and the “Honor All Cards” rule violated Sections 1 and 2 of the Sherman Act. On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to the names of the plaintiffs.

Specifically, Discover claims that Visa U.S.A.’s bylaw 2.10(e) unreasonably restrained trade by prohibiting financial institutions that were members of Visa U.S.A. from issuing payment cards on the Discover network in the United States. Discover requests that the District Court apply collateral estoppel with respect to the court’s final judgment in the DOJ litigation and enter an order that bylaw 2.10(e) and the CPP have injured competition and caused injury to Discover. Discover seeks treble damages in an amount to be proved at trial, along with attorneys’ fees and costs. On February 7, 2005, Visa U.S.A. and Visa International moved to dismiss Discover’s amended complaint in its entirety for failure to state a claim. On April 14, 2005, the District Court denied, at this stage in the litigation, Discover’s request to give collateral estoppel effect to the findings in the DOJ litigation. However, the District Court indicated that Discover may refile a motion for collateral estoppel after discovery. Under the doctrine of collateral estoppel, a court has the discretion to preclude one or more issues from being relitigated in a subsequent action if: (1) the same issues were actually litigated and determined in the prior action; (2) proof of those issues was necessary to reach the prior judgment; and (3) the party to be estopped had a full and fair opportunity to litigate those issues in the prior action. Accordingly, if the District Court were to give effect to collateral estoppel on one or more issues in the future, then significant elements of plaintiffs’ claims would be established, thereby making it more likely that Visa U.S.A. and Visa International would be found liable and making the possibility of an award of damages more likely. In the event all issues are subsequently decided against Visa U.S.A. and Visa International in dispositive motions during the course of the litigation, then there is the possibility that the sole issue remaining will be whether a damage award is appropriate and, if so, what the amount of damages should be.

Also on April 14, 2005, and in subsequent rulings, with respect to the alleged market for general purpose card network services, the District Court denied Visa U.S.A.’s motion to dismiss Discover’s Section 1 conspiracy to restrain trade claims and Section 2 monopolization, attempted monopolization and conspiracy to monopolize claims that were based upon the conduct described above. On October 24, 2005, the court granted Visa International’s motion to dismiss Discover’s attempted monopolization and monopolization claims against it, because plaintiffs did not allege that Visa International individually had sufficient market share to maintain these claims. On November 9, 2005, the court denied Visa U.S.A. and Visa International’s motion to dismiss Discover’s claims based upon effects in an alleged debit market. Visa U.S.A. and Visa International answered the amended complaint on November 30, 2005. Fact discovery is complete.

At a hearing on April 25, 2007, the District Court set a trial date of September 9, 2008. The court also established deadlines and procedures for motions practice and expert discovery. On July 24, 2007, Discover served its expert’s report purporting to demonstrate that it had incurred substantial damages. Expert reports were served jointly by Visa U.S.A. and Visa International on October 9, 2007, and Discover served rebuttal expert reports on December 20, 2007.

In accordance with SFAS No. 5, “Accounting for Contingencies,” Visa U.S.A. recorded a litigation provision of $650 million related to the Discover matter at September 30, 2007.

The American Express Litigation

On November 15, 2004, American Express filed a complaint against Visa U.S.A., Visa International, MasterCard and eight Visa U.S.A. and Visa International member financial institutions (JPMorgan Chase & Co., Bank of America Corporation, Capital One Financial Corp., U.S. Bancorp, Household International Inc., Wells Fargo & Company, Providian Financial Corp., and U.S.A.A. Federal Savings Bank). Subsequently, U.S.A.A. Federal Savings Bank, Bank of America Corp. and Household International Inc. announced settlements with American Express and were dismissed from the case. The complaint, which was filed in the U.S. District Court for the Southern District of New York, was designated as a related case to the DOJ litigation and was assigned to the same judge. See “—Department of Justice Antitrust Case and Related Litigation.” The complaint alleged that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP violated Sections 1 and 2 of the Sherman Act in an alleged market for general purpose card network services and an alleged market for debit card network services.

On November 1, 2007, Visa Inc., Visa U.S.A. and Visa International entered into an agreement with American Express to resolve all current litigation between American Express and Visa U.S.A. and Visa International, and the related litigation between American Express and five other co-defendant banks. Under the settlement agreement, an initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa Inc. will pay American Express an additional amount of up to $70 million per quarter for 16 quarters, for a maximum total of $1.12 billion. Total future payments discounted at 4.72% over the payment term, or $1.9 billion, are reflected in the litigation provision on Visa U.S.A.’s consolidated statement of operations for fiscal 2007 and in current and long-term accrued litigation on its consolidated balance sheet at September 30, 2007 and on the consolidated balance sheet of Visa Inc. at October 1, 2007. We recorded accretion expense of $23 million related to this matter for the three months ended December 31, 2007. We intend to fund our payment obligations under the American Express settlement with amounts in the escrow account, in accordance with our retrospective responsibility plan.

The Attridge Litigation

On December 8, 2004, a complaint was filed in California state court on behalf of a putative class of consumers asserting claims against Visa U.S.A., Visa International and MasterCard under California’s Cartwright Act and Unfair Competition Law. The claims in this action, Attridge v. Visa U.S.A. Inc., et al., seek to piggyback on the portion of the DOJ antitrust litigation in which the U.S. District Court for the Southern District of New York found that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy constitute unlawful restraints of trade under the federal antitrust laws. See “—Department of Justice Antitrust Case and Related Litigation.” After the plaintiff twice amended his complaint, Visa U.S.A., Visa International and MasterCard demurred to (moved to dismiss) the complaint and, at a hearing on November 2, 2005, the court dismissed plaintiff’s claims with leave to amend. On December 2, 2005, the plaintiff filed a third amended complaint. The defendants again demurred to (moved to dismiss) that complaint. On May 19, 2006, the court entered an order dismissing plaintiff’s Cartwright Act claims with prejudice but allowing the plaintiff to proceed with his Unfair Competition Law claims. On June 19, 2006, Visa U.S.A. and Visa International answered the third amended complaint. The parties are now moving forward with discovery. No trial date has been set. On December 14, 2007, the plaintiff amended his complaint to add Visa Inc. as a defendant. No new claims were added to the complaint.

The Interchange Litigation

On October 8, 2004, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court for the Northern District of California against Visa U.S.A. Inc., MasterCard and several Visa U.S.A. member financial institutions alleging, among other things, that Visa U.S.A.’s and MasterCard’s interchange fees contravene the Sherman Act and the Clayton Act, Kendall v. Visa U.S.A. Inc., et al. The plaintiffs seek treble damages in an unspecified amount, attorneys’ fees and an injunction against Visa U.S.A. and MasterCard from setting interchange and engaging in joint marketing activities, which plaintiffs allege include the purported negotiation of merchant discount rates with certain merchants. On November 19, 2004, Visa U.S.A. filed an answer to the complaint. The plaintiffs filed an amended complaint on April 25, 2005. Visa U.S.A. moved to dismiss the complaint for failure to state a claim and, in the alternative, also moved for summary judgment with respect to certain of the claims. On July 25, 2005, the court issued an order granting Visa U.S.A.’s motion to dismiss and dismissed the complaint with prejudice. On August 10, 2005, the plaintiffs filed a notice of appeal. Plaintiffs’ opening appeal brief was filed on November 28, 2005. Visa filed its opposition brief to plaintiffs’ appeal on January 26, 2006 and plaintiffs filed their reply on February 23, 2006. The Ninth Circuit heard oral argument on the plaintiffs’ appeal on June 11, 2007. No ruling has been issued.

On May 6, 2005, a purported class action lawsuit was filed by a merchant, Animal Land, Inc., against Visa U.S.A. in the U.S. District Court for the Northern District of Georgia, alleging that Visa U.S.A.’s no-surcharge rule violates Sections 1 and 2 of the Sherman Act. Plaintiff alleges that under the no-surcharge rule, merchants are not permitted to pass along to cardholders a discrete surcharge to account for the fees that the merchant pays in connection with Visa-branded payment card transactions. Plaintiff alleges that this rule causes the fees paid by merchants to be supracompetitive. The suit seeks treble damages in an unspecified amount, attorneys’ fees and injunctive relief. The Animal Land case has been transferred to the multidistrict litigation proceedings and is included in the First Amended Class Action Complaint discussed below.

On June 22, 2005, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court of Connecticut against MasterCard, Visa U.S.A., Visa International and a number of Visa U.S.A. and Visa International member financial institutions alleging, among other things, that Visa’s and MasterCard’s purported setting of interchange fees violates Section 1 of the Sherman Act. In addition, the complaint alleges Visa’s and MasterCard’s purported tying and bundling of transaction fees also constitutes a violation of Section 1 of the Sherman Act. Since the filing of this complaint, there have been approximately 48 similar complaints, the majority styled as class actions, although 10 complaints are on behalf of individual plaintiffs, filed on behalf of merchants against Visa U.S.A. and MasterCard, and in some cases, certain Visa U.S.A. and Visa International member financial institutions, in federal courts in California, Connecticut, Kentucky, New Jersey, New York, Ohio, Pennsylvania, South Carolina and Wisconsin. Visa International was named as a defendant in more than 30 of these complaints. On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order transferring these cases to the U.S. District Court for the Eastern District of New York for coordination of pre-trial proceedings. On April 24, 2006, the group of purported class plaintiffs filed a First Amended Class Action Complaint. Taken together, the claims in the First Amended Class Action Complaint and in the 10 complaints brought on behalf of individual merchants are generally brought under Sections 1 and 2 of the Sherman Act. Specifically, the complaints contain some or all of the following claims: (i) that Visa’s and MasterCard’s setting of interchange fees (for both credit and offline debit transactions) violates Section 1 of the Sherman Act; (ii) that Visa and MasterCard have enacted and enforced various rules, including the no surcharge rule and purported anti-steering rules, in violation of Section 1 or 2 of the Sherman Act; (iii) that Visa’s and MasterCard’s purported bundling of the acceptance of premium credit cards to standard credit cards constitutes an unlawful tying arrangement; and (iv) that Visa and MasterCard have unlawfully tied and bundled transaction fees. In addition to the claims brought under federal antitrust law, some of these complaints contain certain state unfair competition law claims based upon the same conduct described above. These interchange-related litigations also seek treble damages in an unspecified amount (although several of the complaints allege that the plaintiffs expect that damages will range in the tens of billions of dollars), as well as attorneys’ fees and injunctive relief.

Visa U.S.A. and Visa International answered the First Consolidated Amended Class Action Complaint and the individual merchant complaints on June 9, 2006. On July 10, 2007, pursuant to a joint request by the parties, the court entered a scheduling order setting deadlines of June 30, 2008 for completion of fact discovery, February 20, 2009 for completion of expert discovery and March 27, 2009 for filing all summary judgment and other pretrial motions.

On September 7, 2007, the Magistrate Judge issued a Report and Recommendation to the District Court recommending that the District Court grant the defendants’ motion to dismiss the class plaintiffs’ claims for damages incurred prior to January 1, 2004. On October 12, 2007, the Magistrate Judge granted putative class plaintiffs’ request to brief the issue of whether the Report and Recommendation would affect the claims of non-party members of the putative class that opted out of the In re Visa Check/ MasterMoney Antitrust Litigation class action. Following the submissions, the Magistrate Judge declined plaintiffs’ request to advise on that issue. Putative class plaintiffs filed objections to the Report and Recommendation on November 14, 2007, and defendants filed their responses to those objections on December 13, 2007. On January 8, 2008, the Court adopted the Magistrate Judge’s Report and Recommendation without modification, dismissing the class plaintiffs’ claims for damages incurred prior to January 1, 2004.

Other Legal and Regulatory Proceedings

In addition to the matters described above, we are a party to legal and regulatory proceedings with respect to a variety of matters in the ordinary course of business. Some of these proceedings involve complex claims that are subject to substantial uncertainties and unspecified damages. Therefore, the probability of loss and an estimation of damages are not possible to ascertain at present. Accordingly, we have not established reserves for any of these proceedings, including the matters described above, other than for the Currency Conversion Litigation and the GMRI, Inc. case. See “—Retailers’ Litigation” and “—Currency Conversion Litigation.” Except for those matters described above under “—Retrospective Responsibility Plan” and below, we do not believe that any legal or regulatory proceedings to which we are a party would have a material impact on our results of operations, financial position, or cash flows. Although we believe that we have strong defenses for the litigations and regulatory proceedings described above under “—Retrospective Responsibility Plan” and below, we could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on our results of operations, financial position or cash flows.

Notwithstanding our belief, if we are found liable in a large class action lawsuit or on the basis of a claim entitling the plaintiff to treble damages or under which we were jointly and severally liable, charges we may be required to record could be significant and could materially and adversely affect our results of operations, cash flow and financial condition, or, in certain circumstances, even cause us to become insolvent, and result in a significant reduction in the value, or the complete loss, of your investment. Moreover, an adverse outcome in a regulatory proceeding could lead to the filing of civil damage claims and possibly result in damage awards in amounts that could be significant and could materially and adversely affect our results of operation, cash flow and financial condition or lead to the other results set forth above. See “Risk Factors—Risks Related to Our Business—Legal and Regulatory Risks.” From time to time we may engage in settlement discussions or mediations with respect to one or more of our outstanding litigation matters, either on our own behalf or collectively with other parties. Should we enter into settlement discussions or mediation regarding any litigation matter, there can be no assurance that we will be successful in resolving such matter in a manner that will be acceptable to us.

Retailers’ Litigation

Commencing in October 1996, several class action suits were brought by a number of U.S. merchants against Visa U.S.A. and MasterCard challenging certain aspects of the payment card industry under U.S. federal antitrust laws. Those suits were later consolidated in the U.S. District Court for the Eastern District of New York, In re Visa Check/MasterMoney Antitrust Litigation. The plaintiffs claimed that Visa U.S.A.’s “Honor All Cards” rule, which required merchants that accepted Visa cards to accept for payment every validly presented Visa card, and a similar MasterCard rule, constituted an illegal tying arrangement in violation of Section 1 of the Sherman Act. The plaintiffs claimed that Visa U.S.A. and MasterCard unlawfully tied acceptance of debit cards to acceptance of credit cards. The plaintiffs also claimed that Visa U.S.A. and MasterCard conspired to monopolize what the plaintiffs characterized as the alleged point-of-sale debit card market, thereby suppressing the growth of regional networks such as ATM payments systems. On June 4, 2003, Visa U.S.A. signed a settlement agreement to settle the claims brought by the plaintiffs in this matter, which the court approved on December 19, 2003. Pursuant to the settlement agreement, Visa agreed to modify its “Honor All Cards” rule such that, effective January 1, 2004, a merchant may accept only Visa check cards, only Visa credit cards, or both. Visa also agreed to pay approximately $2.0 billion to the merchant class over 10 years, among other things. A number of class members appealed the District Court’s approval of the settlement. These appeals largely focused on the court’s attorneys’ fees award as well on the court’s ruling on the scope of the release set forth in the settlement agreement. On January 4, 2005, the Second Circuit Court of Appeals issued an order affirming the District Court’s approval of the settlement agreement. A petition for certiorari by two objectors was denied by the United States Supreme Court on May 16, 2005. Accordingly, the settlement is now final.

Several lawsuits were commenced by merchants that opted not to participate in the plaintiff class in In re Visa Check/MasterMoney Antitrust Litigation, including Best Buy Stores, CVS, Giant Eagle, Inc., The Home Depot U.S.A. Inc., Toys “R” Us and GMRI, Inc. The majority of these cases were filed in the U.S. District Court for the Eastern District of New York. Visa U.S.A. has entered into separate settlement agreements with all but one of these plaintiffs resolving their claims, and the District Court has entered orders dismissing with prejudice each of those plaintiffs’ complaints against Visa U.S.A. Only the action brought by GMRI, Inc. against Visa U.S.A. remains pending. On May 14, 2007, the plaintiff in the GMRI, Inc. case sought to amend its complaint and consolidate the case with Multidistrict Litigation 1720. See “—Retrospective Responsibility Plan—Covered Litigation—Interchange Litigation.” Visa U.S.A., Visa International and several of their member financial institutions named as defendants in Multidistrict Litigation 1720 opposed the plaintiff’s motion. On June 1, 2007, the plaintiff withdrew its request. On June 22, 2007, GMRI, Inc. filed suit against Visa International and various member financial institutions of Visa U.S.A. and/or Visa International in the U.S. District Court for the District of Minnesota, alleging both the merchant opt-out claims at issue in GMRI’s suit against Visa U.S.A. and a number of the claims set forth in the class complaint filed in Multidistrict Litigation 1720 relating to interchange and Visa rules. In December 2007, GMRI, Inc. and Visa U.S.A. agreed in principle to resolve the claims brought against Visa U.S.A. and Visa International through binding mediation.

In addition, complaints have been filed in 19 different states and the District of Columbia alleging state antitrust, consumer protection and common law claims against Visa U.S.A. and MasterCard (and, in one state, against Visa International) on behalf of putative classes of consumers. The claims in these actions largely mirror the allegations made in the U.S. merchant lawsuit and assert that merchants, faced with excessive merchant discount fees, have passed on some portion those fees to consumers in the form of higher prices on goods and services sold. Visa U.S.A. has been successful in the majority of these cases, as courts have granted Visa U.S.A.’s motions to dismiss for failure to state a claim or plaintiffs have voluntarily dismissed their complaints. Specifically, courts in Arizona, the District of Columbia, Florida, Iowa, Kansas, Maine, Michigan, Minnesota, Nebraska, Nevada, New York, North Carolina, North Dakota, South Dakota, Tennessee, Vermont and Wisconsin have granted Visa U.S.A.’s motions and dismissed the complaints. The parties are awaiting a decision on Visa

U.S.A.’s motion to dismiss in New Mexico. In California, the court granted Visa U.S.A. and Visa International’s demurrer, or motion to dismiss, with respect to claims brought under the Cartwright Act, but denied a similar motion with respect to Unfair Competition Law claims for unlawful, unfair, and/or fraudulent business practices. Visa U.S.A. and Visa International subsequently filed a motion for judgment on the pleadings seeking dismissal of those latter claims in light of the Proposition 64 amendments to the Unfair Competition Law. After oral argument, the court denied this motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007. On July 24, 2007, a case management conference was held at which the court permitted certain further discovery and agreed to address plaintiffs’ proposed motion for collateral estoppel with respect to certain elements of a “tying” claim based on statements in the decision on cross-motions for summary judgment in In re Visa Check/MasterMoney Antitrust Litigation, No. 96-5238 (E.D.N.Y.). At a case management conference on October 31, 2007, the court denied the plaintiffs’ collateral estoppel motion. In West Virginia, the action was brought against Visa U.S.A. by West Virginia’s attorney general as parens patriae for West Virginia consumers. The court denied Visa U.S.A.’s motion for summary judgment on October 14, 2005. On February 14, 2006, Visa U.S.A. answered the West Virginia complaint and the parties began discovery. On April 10, 2007, the court issued a stay of discovery pending its ruling on an antitrust standing issue. On April 27, 2007, Visa U.S.A. and the State of West Virginia reached an agreement in principle to settle all claims against Visa U.S.A. A provision was recorded in Visa U.S.A.’s consolidated statements of operations in connection with this settlement. Visa U.S.A. executed the final settlement agreement on January 7, 2008. On January 11, 2008, the parties submitted the agreement to the court for preliminary approval, which the court granted at a hearing on January 14, 2008.

For the three months ended December 31, 2007 and 2006, we recorded charges related to the Retailers’ settlement and other merchant litigation matters of $16 million and $19 million, respectively, which are reflected in the litigation provision and interest expense on our consolidated statements of operations. The primary component of these charges was accretion expense of $16 million and $17 million, respectively. Relating to these matters, cash payments of $1 million were made for the three months ended December 31, 2007. No payments were made in the three months ended December 31, 2006.

On February 17, 2005, plaintiffs filed a complaint in Ohio state court on behalf of a putative class of consumers asserting claims under Ohio state antitrust and common laws. The claims in that action mirror those in the consumer actions described above but also name as co-defendants a purported class of merchants that were class members in In re Visa Check/MasterMoney Antitrust Litigation. Plaintiffs allege that Visa U.S.A., MasterCard and the class members in the U.S. merchant lawsuit conspired to attempt to monopolize an alleged debit card market by tying debit card acceptance to credit card acceptance. On October 7, 2005, plaintiffs filed a voluntary notice of dismissal of the Ohio complaint. Two similar actions also were filed in Tennessee state and federal court on February 17, 2005, but Visa U.S.A. and MasterCard were not named as defendants in those actions. The Tennessee state court action was refiled in federal court and both actions were transferred to the federal court for the Eastern District of New York on September 29, 2006. On September 25, 2007, the court granted the defendants’ motion to dismiss the claims in those actions except for those asserted under Tennessee state law, and asked the parties to show cause why the cases should not be transferred back to the Tennessee federal court. Both plaintiffs and defendants oppose the transfer.

In 2003, Visa U.S.A. established a litigation provision for the GMRI, Inc. case based on a calculation of what GMRI, Inc. would have received under the settlement of In re Visa Check/MasterMoney Antitrust Litigation if GMRI, Inc. had not opted out of that settlement.

Department of Justice Antitrust Case and Related Litigation

In October 1998, the U.S. Department of Justice, or DOJ, filed suit against Visa U.S.A., Visa International and MasterCard in the U.S. District Court for the Southern District of New York alleging that both Visa U.S.A.’s and MasterCard’s governance structures and policies violated U.S. federal antitrust laws. First, the DOJ claimed that “dual governance”—the situation where an employee of a member financial institution also serves on the board of directors of Visa U.S.A. or MasterCard while a portion of its card portfolio is issued under the brand of the other association—was anti-competitive and acted to limit innovation within the payment card industry. Second, the DOJ challenged Visa U.S.A.’s bylaw 2.10(e), which prohibited Visa members from issuing American Express or Discover cards, and challenged a similar MasterCard rule known as the Competitive Programs Policy, or CPP. The DOJ alleged that Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP acted to restrain competition.

On October 9, 2001, the District Court issued an opinion upholding the legality and pro-competitive nature of dual governance. However, the court also held that Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP constituted unlawful restraints of trade under the federal antitrust laws.

On November 26, 2001, the court issued a final judgment that ordered Visa U.S.A. to repeal bylaw 2.10(e) and enjoined Visa U.S.A. and Visa International from enacting or enforcing any bylaw, rule, policy or practice that prohibits its issuers from issuing general purpose credit or debit cards in the United States on any other general purpose card network. The final judgment also provided that from the effective date of the final judgment (October 15, 2004) until October 15, 2006, Visa U.S.A. and Visa International were required to permit any issuer with which they had entered into an agreement prior to the effective date of the final judgment, pursuant to which agreement the issuer committed to maintain a certain percentage of its general purpose card volume, new card issuance, or total number of cards in force in the United States on the Visa network, to terminate that agreement without penalty, provided that the reason for the termination was to permit the issuer to enter into an agreement with American Express or Discover. The final judgment imposed parallel requirements on MasterCard.

Visa U.S.A. and Visa International appealed the judge’s ruling with respect to bylaw 2.10(e). On September 17, 2003, a three-judge panel of the Second Circuit issued its decision upholding the District Court’s decision. On October 4, 2004, the Supreme Court denied Visa U.S.A. and Visa International’s petition for certiorari, thereby exhausting all avenues for further appeal in this case. The final judgment became effective by court order on October 15, 2004.

Discover filed suit against Visa U.S.A. and Visa International in the U.S. District Court for the Southern District of New York alleging, among other things, that Visa bylaw 2.10(e) and MasterCard’s CPP caused it injury under the U.S. federal antitrust laws. In connection with its claim, Discover requested that the District Court give collateral estoppel effect to the District Court’s findings in the judgment of the 1998 DOJ litigation. See “—Retrospective Responsibility Plan—Covered Litigation—The Discover Litigation.”

American Express filed a suit similar to the Discover litigation against Visa U.S.A., Visa International and certain Visa U.S.A. member financial institutions. We, Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. The settlement agreement in the American Express litigation will be funded through our retrospective responsibility plan. See “Retrospective Responsibility Plan—Covered Litigation—The American Express Litigation.”

On January 10, 2005, MasterCard filed a motion in the U.S. District Court for the Southern District of New York in connection with the DOJ litigation, renewing an earlier challenge to a Visa U.S.A. bylaw that provides for a settlement service fee. To ensure payment of Visa U.S.A.’s settlement obligation in the In re Visa Check/MasterMoney Antitrust Litigation case, see “—Retailers’ Litigation,” Visa U.S.A. adopted the settlement service fee bylaw in June 2003. The bylaw provided that the settlement service fee is to be paid by certain Visa U.S.A. members that shift a substantial portion of their offline debit volume to another debit brand unless that shift is to the American Express or Discover brands. MasterCard contended that the settlement service fee violated the final judgment in the DOJ litigation by effectively prohibiting Visa U.S.A. members from issuing MasterCard debit cards.

On August 18, 2005, the court issued an order appointing a special master to hear evidence regarding MasterCard’s challenge. An evidentiary hearing before the special master occurred in December 2005. In July 2006, the special master submitted his Findings of Fact and Conclusions of Law to the court, in which he concluded that Visa U.S.A. did not violate the final judgment in the DOJ action before October 15, 2004—the effective date of the Final Judgment—but that Visa U.S.A. did violate the final judgment by continuing to enforce the settlement service fee after October 15, 2004. Visa U.S.A. filed objections to the special master’s report and MasterCard asked the court to adopt the special master’s findings and conclusions. The court heard oral argument with respect to the proper scope of any remedy on April 23, 2007.

On June 7, 2007, the court issued an Opinion and Order holding that the settlement service fee violated the final judgment in the DOJ case at October 15, 2004. On June 15, 2007, the court issued an Amended Opinion and Order, clarifying the remedy in the ruling. First, the court ordered Visa U.S.A. to repeal the settlement service fee bylaw. Second, the court gave any Visa U.S.A. debit issuer subject to the settlement service fee prior to its repeal that entered into an agreement that includes offline debit issuance with Visa U.S.A. on or after June 20, 2003 the right to terminate its agreement, provided that the issuer has entered into an agreement to issue MasterCard branded debit cards and the issuer repays to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement. On June 13, 2007, the parties entered into an agreement to toll the statute of limitations on certain potential claims MasterCard may have against Visa U.S.A. in connection with the settlement service fee.

Pursuant to the court’s order, the settlement service fee bylaw was rescinded as of the effective date of the order. On June 29, 2007, Visa U.S.A. filed a notice of appeal to the Second Circuit Court of Appeals. Visa U.S.A. also sought a stay pending appeal as to the contract termination portion of the court’s remedy, which the District Court denied.

On August 17, 2007, Discover moved the District Court to intervene in the settlement service fee matter. Discover also sought to have the District Court modify its June 15, 2007 order to (1) extend the contract termination remedy to issuers entering into agreements with Discover; and (2) void certain provisions of Visa U.S.A.’s debit agreements. The court denied Discover’s motion on October 12, 2007.

On September 11, 2007, Discover filed a motion to intervene in the settlement service fee case in the Second Circuit and asked the Second Circuit to remand the case to the District Court. Visa U.S.A. opposed Discover’s motion. Briefing is complete but no decision has been issued by the Second Circuit.

Global Interchange Proceedings

Interchange represents a transfer of value between the financial institutions participating in an open-loop payments network such as ours. On purchase transactions, interchange passes from acquirers to issuers, reflecting the costs issuers bear and the value they provide to the Visa system by bringing cardholders into the Visa system, guaranteeing payments, servicing accounts and performing other activities that support cardholder spending. In ATM transactions, the situation is typically reversed and interchange fees pass from issuers to acquirers to offset the acquirers’ costs of ATM deployment and the value they provide in establishing ATM networks of attractive geographic scale and functionality. We establish default interchange rates, and our customers may choose to establish different rates for transactions among themselves. Although we administer the collection and remittance of interchange fees through the settlement process, we generally do not receive any portion of the interchange fees. As described more fully below, our interchange rates and those of our customers are subject to regulatory or legal review and/or challenges in a number of jurisdictions. The increasing legal and regulatory scrutiny of interchange fees worldwide may have a material adverse impact on our revenues, our prospects for future growth and our overall business. See “Risk Factors—Risks Related to Our Business—Legal and Regulatory Risks.”

United States. Approximately 50 class action and individual complaints have been filed on behalf of merchants against Visa U.S.A., Visa International and certain Visa U.S.A. member financial institutions alleging that their setting of interchange rates violates federal and state antitrust laws, among other antitrust allegations. The lawsuits have been transferred to a multidistrict litigation in the Eastern District of New York. See “—Retrospective Responsibility Plan—Covered Litigation—Interchange Litigation.”

New Zealand. The Commerce Commission, New Zealand’s competition regulator, filed a civil Statement of Claim in the High Court in Wellington on November 9, 2006, alleging that, among other things, the fixing of default interchange rates by Cards NZ Limited, Visa International, MasterCard and certain Visa International member financial institutions contravenes the New Zealand Commerce Act. On November 27, 2006, a group of New Zealand retailers filed a nearly identical claim against the same parties before the same tribunal. Both the Commerce Commission and the retailers seek declaratory, injunctive and monetary relief. On March 2, 2007, Visa International filed statements of defense in both cases, denying liability for any cause of action. Both cases were transferred to the commercial list at the High Court in Auckland in April 2007. The court approved a timetable for initial discovery and other procedural matters in June 2007. Such discovery is now proceeding.

European Union. On September 29, 2000, the European Commission issued a “statement of objections” challenging Visa International’s cross-border EU default interchange rates under European Community competition rules. On July 24, 2002, the European Commission announced its decision to exempt Visa International’s default EU intra-regional/cross-border interchange rates from these rules based on certain changes to those rates proposed by Visa Europe. Among other things, in connection with the exemption decision, Visa Europe agreed to set a cap on these default interchange rates using a benchmark cost-based methodology that considers certain issuer costs. Visa Europe also agreed to reduce its default interchange rates for debit and credit transactions to amounts at or below certain specified levels. This exemption expired on December 31, 2007.

On June 13, 2005, the European Commission announced a sector inquiry into the financial services industry, which includes an examination of a number of aspects of payment systems, including interchange fees. On January 31, 2007, the European Commission released its final report on its sector inquiry into the payment card industry. In the report, the European Commission expresses concern about a large number of practices, including interchange fees and payment system rules, of a multiplicity of industry participants, and warns of possible regulatory proceedings or legislative action to address the concerns identified. However, the report does not indicate against which industry participants any such regulatory action might be taken or what legislative changes might be sought.

United Kingdom Office of Fair Trading. On October 19, 2005, the Office of Fair Trading of the United Kingdom, or the OFT, issued a statement of objections against Visa International, Visa Europe, Visa UK and certain member financial institutions challenging the default interchange rates applicable to consumer credit card, charge card and deferred debit card transactions in the United Kingdom. The statement of objections set out the OFT’s view that the default interchange fee may infringe the U.K.’s Competition Act and Article 81 of the E.C. Treaty. In June 2006, the statement of objections was withdrawn. The OFT has begun a new investigation into the Visa entities’ U.K. domestic default interchange rates, among other things, although no formal proceedings have been initiated.

Other Jurisdictions. We are aware that regulatory authorities and/or central banks in certain other jurisdictions, including Brazil, Colombia and Honduras are reviewing Visa International’s and/or its members’ interchange fees and/or related practices and may seek to regulate the establishment of such fees and/or such practices.

Currency Conversion Litigation

Visa U.S.A. and Visa International are defendants in a series of actions, described in more detail below, that challenge how the price of using Visa-branded credit and/or debit/ATM cards to make transactions in a foreign currency or foreign country was set and disclosed. These actions include claims relating to the 1% fee that Visa U.S.A. and Visa International formerly assessed on members on transactions in foreign currencies, and claims relating to how Visa U.S.A. and Visa International set their base exchange rate. These cases are described in more detail below. These matters have been settled, although the settlement approval process is still proceeding.

The MDL Action

Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club, Inc., or Diners Club, and several Visa U.S.A. and Visa International member financial institutions, and in some cases their affiliates and parents, are defendants in a number of federal class actions that allege, among other things, violations of federal antitrust laws based on an asserted 1% currency conversion “fee” assessed on members by the payment card networks on transactions involving the purchase of goods or services in a foreign currency. Pursuant to orders of the Judicial Panel on Multidistrict Litigation, the federal complaints have been consolidated or coordinated in MDL 1409 (In re Currency Conversion Fee Antitrust Litigation), which we refer to as the MDL Action, before Judge William H. Pauley III in the U.S. District Court for the Southern District of New York.

The operative pre-settlement complaint in the MDL Action alleges two theories of antitrust conspiracy under Section 1 of the Sherman Act: (i) an alleged inter-association conspiracy among MasterCard, together with its members, Visa U.S.A. and Visa International, together with their members, and Diners Club to fix currency conversion fees allegedly charged to cardholders of no less than 1% of the transaction amount and frequently more; and (ii) two alleged intra-association conspiracies, whereby each of Visa U.S.A./Visa International and MasterCard is claimed separately to have conspired with its members to fix currency conversion fees allegedly charged to cardholders of no less than 1% of the transaction amount and to facilitate and encourage institution—and collection—of second tier currency conversion surcharges. Visa U.S.A. and Visa International deny the allegations in the complaint. The complaint also asserts claims against some of the non-Visa defendants for violation of the federal Truth in Lending Act and/or violation of the South Dakota Consumer Protection Statutes.

Fact and expert discovery in this matter have closed. On November 12, 2003 plaintiffs filed a motion for class certification, which was granted on October 15, 2004. On March 9, 2005, Judge Pauley issued a decision on defendants’ motion to reconsider the class certification decision. The Judge ruled that the arbitration provisions in the cardholder agreements of several member bank defendants are valid as to all of the defendants and stayed those cardholders’ claims pending arbitration. Plaintiffs moved for further reconsideration, which was denied by Judge Pauley on June 16, 2005. In addition, Judge Pauley ruled that some cardholders of Citibank, JPMorgan Chase & Co., and, in a ruling dated December 7, 2005, Diners Club, would not be required to arbitrate their claims. The 2005 rulings on class certification and arbitration were appealed, but the appeals are not currently under consideration.

On July 20, 2006, the parties entered into the settlement agreement discussed below under “—The Currency Conversion Settlement Agreements.”

The Schwartz Action

Visa U.S.A., Visa International and MasterCard are defendants in Schwartz v. Visa International Corp. (sic), et al., Superior Court of the State of California, Alameda County, Case No. 822404-4, which we refer to as the Schwartz Action, in which the plaintiff purports to be acting on behalf of the general public. The lawsuit alleges that Visa U.S.A., Visa International and MasterCard wrongfully imposed an asserted 1% currency conversion “fee” on every credit card transaction by U.S. MasterCard and Visa cardholders involving the purchase of goods or services in a foreign currency, and that such alleged “fee” is supposedly unfair, unlawful, unconscionable and deceptive. Plaintiff contends that defendants’ alleged acts violate California’s Unfair Competition Law, California Business and Professions Code §§ 17200 et seq. The Schwartz Action claims that the alleged “fee” grossly exceeds any costs the defendants might incur in connection with currency conversions relating to credit card purchase transactions made in foreign countries and is not properly disclosed to cardholders. Visa U.S.A. and Visa International deny these allegations.

Trial of the Schwartz Action commenced on May 20, 2002 and concluded on November 27, 2002. On April 8, 2003, the trial court judge issued a final decision, finding that Visa U.S.A.’s and Visa International’s currency conversion process does not violate the Truth in Lending Act or regulations, nor is it unconscionably priced under California law. However, the judge found that the practice is deceptive under California law, and ordered that Visa U.S.A. and Visa International mandate that members disclose the currency conversion process to cardholders in cardholder agreements, applications, solicitations and monthly billing statements. The judge also ordered restitution to U.S. cardholders. The judge issued a decision on restitution on September 19, 2003, which requires a traditional notice and claims process in which consumers have approximately six months to submit their claims. The court issued its final judgment on October 31, 2003. Visa U.S.A. and Visa International appealed the judgment. The final judgment and restitution process were stayed pending this appeal. On August 6, 2004, the court awarded plaintiffs attorneys’ fees, half to be paid by MasterCard and half by Visa U.S.A. and Visa International. Visa U.S.A. and Visa International subsequently filed a notice of appeal on the attorneys’ fee award. In February 2005, Visa U.S.A. and Visa International filed additional appellate briefing regarding the applicability of Proposition 64, which amended sections of California’s Unfair Competition Law dealing with standing to bring claims on behalf of others, to this action. On September 28, 2005, the appellate court reversed the trial court, finding that the plaintiff lacked standing to pursue the action in light of Proposition 64. Plaintiff filed a petition for review with the California Supreme Court on November 7, 2005, which was granted on December 14, 2005.

On July 20, 2006, the parties entered into the settlement agreement discussed below under “—The Currency Conversion Settlement Agreements.” On March 21, 2007, the California Supreme Court dismissed plaintiffs’ petition for review of the Court of Appeal decision reversing the trial court’s judgment in favor of plaintiff. On March 22, 2007, the California Court of Appeal remanded the action to the trial court. On April 30, 2007, the California Court of Appeal dismissed the appeal and cross-appeals of the trial court’s award of attorneys’ fees in this matter, and remanded these matters to the trial court. On May 8, 2007, the trial court dismissed the Schwartz action in its entirety without prejudice.

The Shrieve Action

Visa U.S.A., Visa International and MasterCard are defendants in a putative nationwide class action (statewide as to MasterCard) in California state court, Shrieve v. Visa U.S.A. Inc., et al., Superior Court for the State of California, Alameda County, Case No. RG04155097, which we refer to as the Shrieve Action. Plaintiffs allege that defendants impose a “hidden transaction fee” of 1% on debit card transactions and ATM withdrawals in foreign countries, and that defendants therefore violated California’s Unfair Competition Law. Visa U.S.A. and Visa International deny the allegations in plaintiffs’ complaint.

Following the passage of Proposition 64, which limited standing to bring Unfair Competition Law claims, Visa U.S.A. and Visa International moved for judgment on the pleadings. The court denied this motion. In January 2006, Visa U.S.A. and Visa International filed a writ petition with the court of Appeal seeking review of this denial. In February 2006, plaintiffs moved in the trial court for certification of their action as a class. Defendants have opposed this motion. While this writ petition and motion were pending, plaintiffs entered into the settlement agreement discussed below under “—The Currency Conversion Settlement Agreements,” and further consideration of this action has been deferred until after the March 31, 2008 Final Fairness Hearing.

The Mattingly Action

Visa U.S.A., Visa International and MasterCard are defendants in a putative nationwide class action (statewide as to MasterCard), Mattingly v. Visa U.S.A. Inc., et al., Superior Court for the State of California, Alameda County, Case No. RG05198142, the Mattingly Action. Plaintiffs allege that defendants impose a “hidden transaction fee” of 1% on credit card transactions in foreign countries, and that defendants therefore violated California’s Unfair Competition Law. Visa U.S.A. and Visa International deny the allegations in plaintiffs’ complaint.

In January 2006, plaintiffs moved to amend their complaint to change the start of their putative class period to February 14, 2001 instead of October 23, 2002. While this motion was pending, the parties entered into the MDL Settlement Agreement, and further consideration of this action has been deferred until after the March 31, 2008 Final Fairness Hearing discussed below under “—The Currency Conversion Settlement Agreements.”

The Baker Action

Visa U.S.A. and Visa International are defendants in Baker v. Visa International Corp. (sic), et al., 06-CV-15447 (S.D.N.Y.), coordinated or consolidated with MDL 1409; formerly 06-CV-376 (S.D. Cal.), originally filed in the Superior Court for the State of California, San Diego County, Case No. GIC 839908, the Baker Action. Plaintiffs in the Baker Action allege that Visa U.S.A. and Visa International impose a hidden mark-up included in the base exchange rate used to convert credit card transactions in foreign currencies. Plaintiffs further allege that Visa U.S.A. and Visa International’s actions violate California’s Unfair Competition Law and the Consumer Legal Remedies Act and breached a fiduciary duty owed by Visa U.S.A. and Visa International to the members of plaintiffs’ putative world-wide class. Visa U.S.A. and Visa International deny the allegations in plaintiffs’ complaint.

Following the settlement of the Baker Action, discussed below under “—The Currency Conversion Settlement Agreements,” the matter was transferred from the Southern District of California to the Southern District of New York, where it has been coordinated or consolidated with the MDL Action.

The Currency Conversion Settlement Agreements

On July 20, 2006, Visa U.S.A. and Visa International entered into a settlement in the MDL Action. Under the terms of that settlement, the defendants, which include Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club Inc. and several banks, will pay $336.0 million to settle monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders, and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa U.S.A. and Visa International’s portion of the settlement payment, which has already been paid into a settlement fund, is approximately $100.1 million. In addition, Visa U.S.A. and Visa International agreed that for five years they would separately identify or itemize any fees added to transactions because they occurred in a foreign country or involved a foreign currency. Visa U.S.A. and Visa International further agreed that if, within five years, they materially modify their current practices with regard to calculating the base exchange rate they use for foreign currency transactions and the new practices include the systematic use of rates outside of a wholesale or government-mandated/managed rate, Visa U.S.A. and Visa International will require their issuing members in the United States to change their disclosures regarding base exchange rates to conform with the changed practices. As part of this settlement, plaintiffs in the Shrieve Action and the Mattingly Action agreed that they would ask the court to dismiss their actions with prejudice as to Visa U.S.A. and Visa International once the MDL settlement receives court approval.

As part of this settlement, Visa U.S.A., Visa International and MasterCard also agreed to pay $32.0 million in attorneys’ fees to resolve the Schwartz Action. Visa U.S.A. and Visa International’s portion of this payment is approximately $18.6 million, which was paid into a settlement fund in September 2007.

Finally, Visa U.S.A. and Visa International entered into a settlement in the Baker Action. Under the terms of this settlement agreement, the parties agreed to undertake their best efforts to secure certain changes to the notice of settlement to be provided to class members in the MDL Action, and plaintiffs agreed not to object or otherwise oppose approval of the MDL Settlement Agreement. Upon final approval of the MDL Settlement Agreement, plaintiffs shall seek to dismiss the Baker Action. If the Baker Action is dismissed, Visa U.S.A. and Visa International shall pay $1 million plus interest from September 14, 2006 as attorneys’ fees and costs. If, however, within 60 days of final approval of the MDL Settlement Agreement, the Baker Action has still not been dismissed, Visa U.S.A. and Visa International shall pay $500,000 plus interest from September 14, 2006 as attorneys’ fees and costs.

On November 8, 2006, the court in the MDL Action issued an order preliminarily approving the MDL Settlement Agreement. Among other things, this order created, for settlement purposes only, a Settlement Damages Class consisting of holders of U.S. issued Visa- or MasterCard-branded credit and debit cards or Diners Club-branded credit cards who used their cards to make a foreign payment transaction between February 10, 1996 and November 8, 2006, the Settlement Damages Class. The court also approved, for settlement purposes only, the “Settlement Injunctive Class,” which contains all persons who held a U.S. issued Visa- or MasterCard-branded credit or debit card or Diners Club-branded credit card at November 8, 2006. Charge cards are included in the definition of “credit cards.” On November 14, 2006, Bernd Bildstein, plaintiff in Bildstein v. MasterCard International Incorporated, No. 03 Civ. 9826 (S.D.N.Y.), a case coordinated with the MDL Action, filed a Notice of Appeal from the grant of preliminary approval.

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the court appointed a special master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The special master submitted his report on or about July 10, 2007, and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the special master. On September 24, 2007, the court issued an order approving the revised notices, claim forms and settlement schedule submitted by the parties. Revised notices and claim forms will be mailed to identified class members in late November, and a revised publication notice will run in late November and early December. Class members will have until February 14, 2008 to object to or opt-out of the settlement. The Court moved the hearing on entry of Final Judgment and Order of Dismissal to March 31, 2008.

Based upon the court’s preliminary approval of the settlement of the MDL Action and other developments, approximately $100.1 million and $18.6 million have been paid into a settlement fund to resolve these claims against Visa U.S.A. and Visa International, and a legal accrual of approximately $1.0 million has been made for the remainder of the settlement in connection with these currency conversion cases.

Should the MDL Settlement Agreement not receive final court approval, or otherwise terminate, we anticipate that the parties in all of the Currency Conversion Litigation actions would return to the status quo ante in their respective actions.

Morgan Stanley Dean Witter/Discover

In August 2004, the European Commission in Brussels issued a Statement of Objections against Visa International and Visa Europe alleging a breach of European competition law. The allegation arises from the Visa International and Visa Europe Rule (bylaw 2.12(b)) that makes certain designated competitors, including Morgan Stanley Dean Witter/Discover, ineligible for membership. On October 3, 2007, the European Commission fined Visa International and Visa Europe €10.2 million ($15 million) for infringing European Union rules on restrictive business practices (Article 81 of the EC Treaty and Article 53 of the EEA Agreement). On December 19, 2007, Visa Europe and Visa International appealed the European Commission’s ruling to the European Court of First Instance. Pursuant to existing agreements, Visa Europe has acknowledged full responsibility for the defense of this action, including any fines that may be payable.

Parke

On June 27, 2005, a purported consumer and merchant class action was filed in California state court against Visa U.S.A., Visa International, MasterCard, Merrick Bank and CardSystems Solutions, Inc. The complaint stems from a data-security breach at CardSystems, a payment card processor that handled Visa and other payment brand transactions. The complaint alleges that Visa U.S.A. and Visa International’s failure to inform cardholders of the CardSystems breach in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California’s statutory privacy-notice law. In August 2005, the court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information, and in September 2005 denied plaintiffs’ motion for a preliminary injunction. Also in September 2005, the court dismissed the claims brought by the merchant class. On November 18, 2005, the defendants answered the remaining claims. Limited discovery occurred.

CardSystems filed for bankruptcy in U.S. District Court for the District of Arizona in May 2006, staying the litigation as to it. The plaintiffs removed the case to U.S. District Court for the Northern District of California on August 10, 2006, and then sought to transfer the case to federal court in Arizona. Visa U.S.A., Visa International and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case. Proceedings involving CardSystems continue in the bankruptcy court in Arizona, and the California state court plaintiffs appear to be pursuing claims against CardSystems in that forum. The state court in California has not set discovery deadlines or a trial date. The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to our financial statements.

The ATM Exchange

On November 14, 2005, The ATM Exchange filed a complaint for money damages against Visa U.S.A. and Visa International in the U.S. District Court for the Southern District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation and fraudulent misrepresentation, alleging that Visa’s deferment of a July 1, 2004 member deadline that required newly deployed ATMs to be certified by a Visa- recognized laboratory as meeting certain PIN-entry device testing requirements harmed the plaintiff by reducing demand for its ATM upgrade solution. The parties engaged in written discovery, party and third-party depositions and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated that it would set another trial date, if necessary, in its forthcoming ruling on the motions for summary judgment.

District of Columbia Civil Investigative Demand

On January 5, 2007, the Office of the Attorney General for the District of Columbia issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 28-4502 of the District of Columbia Antitrust Act. The D.C. Attorney General’s office is coordinating parallel investigations by the Attorneys General of New York and Ohio. The CID seeks documents and narrative responses to several interrogatories and document requests, which focus on PIN debit. Visa U.S.A. continues to cooperate with the Attorneys General in connection with the CID.

U.S. Department of Justice Civil Investigative Demands

On September 26, 2007, the Antitrust Division of the United States Department of Justice (the “Division”) issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents, data and narrative responses to several interrogatories and document requests, which focus on PIN debit and Visa’s No Signature Required program.

On September 27, 2007, the Division issued a second CID to Visa U.S.A., also seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents in response to several requests, which focus on Visa U.S.A.’s agreements with banks that issue Visa debit cards. Visa U.S.A. is cooperating with the Division in connection with both CIDs.

AAA Antiques Mall

On November 13, 2007, a putative class action lawsuit was filed in Maryland state court against Visa U.S.A., MasterCard Worldwide, and Discover Financial Services. Plaintiff AAA Antiques Mall, Inc. alleges that “credit card fees” assessed by defendants as to the state tax portion of a sales transaction constitute unjust enrichment and/or intentional misrepresentation. On January 2, 2008, Visa U.S.A. removed the case to the U.S. District Court for the District of Maryland. At this time, it is too early to make any reasonable evaluation of the claims alleged.

Intellectual Property Litigation

Starpay

On May 8, 2003, Starpay.com, LLC and VIMachine, Inc., which we refer to collectively as Starpay, sued Visa U.S.A. and Visa International in the U.S. District Court for the Northern District of Texas. Starpay alleged that Visa U.S.A. and Visa International used information provided to it by Starpay in 2000 to create Verified by Visa and to file a Visa patent application on the technology underlying the “Verified by Visa” product, and that Verified by Visa infringed U.S. Patent 5,903,878, entitled Method and Apparatus for Electronic Commerce, or the ‘878 patent.

The original Complaint alleged four causes of action: (1) infringement of the ‘878 patent; (2) breach of implied and written nondisclosure agreements covering Starpay’s discussions with Visa U.S.A. and Visa International; (3) “fraud on the Patent Office” through the filing of a patent application for an invention that Visa U.S.A. and Visa International allegedly took from Starpay; and (4) a claim under 35 U.S.C. § 291 that the Visa patent application interfered with the ‘878 patent. On July 25, 2003, Starpay filed an Amended Complaint, dropping the third and fourth causes of action, but raising two new ones in their place: unfair competition under California’s Business and Professions Code §§ 17200 et seq. and misappropriation of trade secrets under California’s Uniform Trade Secrets Act. On August 25, 2003, Visa U.S.A. and Visa International moved to dismiss three of Starpay’s causes of action. On February 10, 2004, the District Court Judge dismissed the second claim under the statute of limitations and the third claim as preempted by federal patent law.

On February 23, 2004, Visa U.S.A. and Visa International answered Starpay’s remaining causes of action—infringement of the ‘878 patent and misappropriation of trade secrets—and filed a counterclaim for a declaratory judgment that Visa U.S.A. and Visa International are not infringing the ‘878 patent and/or that the ‘878 patent is invalid. On March 16, 2004, Starpay filed its answer to Visa U.S.A. and Visa International’s counterclaim.

The Magistrate Judge held hearings on the issue of the construction of various claims of the ‘878 patent in October and November 2004 and in November 2005. On January 19, 2006, the Magistrate Judge issued a Report and Recommendation making findings and recommendations. In February 2006, the parties filed their respective objections to the Report with the District Court Judge. On September 10, 2007, the District Court issued an order resolving the parties’ various objections and finalized the claim construction. The court has set a schedule that calls for the completion of discovery by April 18, 2008 and the filing of any dispositive motions by May 16, 2008. No trial date has been set.

On January 7, 2008, Visa U.S.A. and Visa International filed a Motion for Partial Summary Judgment of Non-Infringement and/or Invalidity of the ‘878 patent. The motion was made on the grounds that (1) the accused VbV system lacks the “unique transaction identifier” element of the claims of the ‘878 patent; and (2) the ‘878 patent is invalid in light of at least three prior art patents.

The parties reached an agreement in principle to settle the dispute in January 2008. The amount of the settlement is not material to our financial statements taken as a whole.

Cryptography Research

Visa International is a defendant in litigation filed in the North District of California by Cryptography Research, Inc., or CRI. CRI has asserted causes of action against Visa International for breach of contract, misrepresentation, breach of fiduciary duties, infringement of eight U.S. patents and violation of U.S. and California competition laws. These causes of action are based upon CRI’s allegations that Visa International has improperly used, or induced others to use, technology allegedly developed by CRI for securing “Smart Cards” against attacks designed to discover secret information, such as the secret key for performing cryptographic operations. In particular, CRI alleges that Visa International is and, at least since 1998, has been improperly using countermeasures to Differential Power Analysis, or DPA, attacks that were developed by CRI and which CRI claims to own exclusively.

CRI’s original complaint was filed on September 29, 2004, asserting claims for breach of contract, misrepresentation and for infringement of U.S. patent nos. 6,298,442, 6,304,658, 6,654,884, 6,327,661, 6,510,518, 6,381,699, 6,278,783 and 6,539,092, the Patents in Suit. In response to Visa International’s motion to dismiss, the court ordered CRI to file an amended complaint more specifically identifying its claims and the bases therefor.

On March 7, 2005, CRI filed an amended complaint identifying claims for breach of contract, misrepresentation, fraud in the inducement and infringement of the eight Patents in Suit. The breach of contract, misrepresentation and fraud in the inducement claims stem from a September 2, 1998 Intellectual Property License Agreement between CRI and Visa International. The license agreement granted Visa International worldwide rights to CRI’s patent applications that ultimately matured into the Patents in Suit. An issue in both the breach of contract and misrepresentation claims is whether Visa International was able to track, and in fact properly tracked, all issued Visa-branded cards subject to the license and paid the resulting royalties.

On March 22, 2007, CRI filed its second amended complaint, adding claims for breach of fiduciary duty and violation of Section 1 of the Sherman Act and California’s Unfair Competition Law. In particular, CRI alleges that Visa International and MasterCard entered into three conspiracies in violation of Section 1 of the Sherman Act: (1) to refrain from competing with respect to the security from DPA attacks of their Smart Cards, which conspiracy allegedly began in 1998; (2) to boycott (jointly refuse to license) CRI’s Countermeasure patents; and (3) to boycott by removing CRI’s DPA-Resistant Session Key Derivation System technology from the Visa, MasterCard and EMVCo. specifications, the latter two of which conspiracies allegedly began in 2005 following this lawsuit. In addition, CRI alleges that Visa International has conspired with its Smart Card chip and card vendors to boycott CRI’s Countermeasure Patents. CRI further alleges that Visa International is liable under California’s Cartwright Act, Bus. & Prof. Code Sections 16720-70, and the California Business & Professions Code §§ 17200 et seq. Visa International filed its answer to the Second Amended Complaint and related counterclaims on April 23, 2007.

A patent claims construction hearing was held on November 8 and 9, 2005. On October 19, 2006, the parties received the first of the eight pending claim construction orders, which construed the disputed terms in U.S. Patent No. 6,327,661. The court issued its Second Claims Construction order on May 4, 2007, which construed disputed terms of U.S. Patent No. 6,278,783 and modified one term construed by the First Claims Construction order. The court issued its Third Claim Construction order on May 22, 2007, which construed disputed terms in U.S. Patent No. 6,298,442, its Fourth Claim Construction order on September 28, 2007, construing the terms of U.S. Patent No. 6,539,092, its Fifth Claim Construction order, on October 16, 2007, revising its construction of the terms of U.S. Patent No. 6,278,783, and its Sixth Claim Construction order, on December 21, 2007, construing the terms of U.S. Patent Nos. 6,304,658, 6,510,518, 6,381,699, and 6,654,884. CRI has sought reconsideration of the Court’s Fifth Claim Construction order, but the Court has not yet set a hearing on this motion.

Discovery in this matter is currently ongoing and is scheduled to be completed on May 12, 2008. A pretrial conference is scheduled for September 15, 2008, but no trial date has been set. On January 15, 2008, the court held a hearing to address CRI’s motion to bifurcate discovery of the antitrust claims from the remaining claims and to divide the trial of this matter into three phases. The court also addressed Visa’s motion to dismiss the antitrust claims and further scheduling matters. On February 13, 2008, the court granted Visa International’s motion to dismiss and gave CRI 30 days to amend its complaint. The court denied CRI’s request to bifurcate discovery but ruled that the trial will be bifurcated into several phases by subject matter.

Vale Canjeable

On November 21, 2006, Vale Canjeable Ticketven, C.A., filed an action in the Fifth Municipal Court of Caracas, Venezuela against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. In December 2006, Vale Canjeable Ticketven, C.A. also filed a claim with the Fourth Commercial Court of First Instance of Caracas, alleging that the defendants infringed the plaintiff’s rights as the holder of the trademark registries and requesting that the court: (i) declare that the plaintiff is the only person authorized to use the expression “Vale” in the Venezuelan market of food vouchers; (ii) prohibit the defendants from using the expression “Vale” in the Venezuelan market of food vouchers; (iii) order the defendants to pay VEB 50 billion ($23.3 million) in non-pecuniary (moral) damages; and (iv) order the defendants to indemnify the pecuniary damages caused to the plaintiff. The plaintiff also requested that the court order the defendants to pay the legal costs and expenses related to the judicial process.

On November 29, 2006, the Fifth Municipal Court of Caracas granted a preliminary injunction prohibiting use of the “Vale” in the Venezuelan market of food vouchers. On December 6, 2006, Visa International filed a constitutional objection to the court’s ruling. The objection was dismissed on December 19, 2006 by the Fourth Commercial Court of First Instance of Caracas. Visa International appealed this decision, which was denied in March 2007. On March 21, 2007, defendants filed a motion with the Fourth Commercial Court of First Instance of Caracas, seeking revocation of the preliminary injunction granted by the Fifth Municipal Court of Caracas. This motion was denied on July 11, 2007. Visa International immediately filed an appeal of this decision with the Superior Court.

On July 26, 2007, Visa International requested the removal of the First Instance Judge from the case and such request was granted on September 25, 2007. A new judge was assigned to finalize the discovery phase of the case. On November 1, 2007, Visa International filed its written conclusions explaining how the evidence collected during discovery supports its arguments. On November 21, 2007, Visa International filed an appeal of the decision denying suspension of the preliminary injunction with the newly assigned judge. This appeal was denied on December 18, 2007.

PrivaSys

On June 20, 2007, PrivaSys, Inc. filed a complaint in U.S. District Court for the Northern District of California against Visa International and Visa U.S.A for patent infringement. PrivaSys alleges that Visa’s contactless payment technology infringes U.S. Patent No. 7,195,154, which we refer to as the ‘154 patent, entitled “Method for Generating Customer Secure Card Numbers.” Visa U.S.A. and Visa International filed their respective answers and counterclaims on August 21, 2007 alleging that Visa did not infringe the ‘154 patent, that the ‘154 patent is invalid and that the patent is unenforceable due to inequitable conduct and prosecution laches. On September 28, 2007, PrivaSys filed a motion requesting leave to file an amended complaint adding J.P. Morgan Chase and Wells Fargo as defendants. Visa U.S.A. and Visa International opposed this motion on October 26, 2007 and asked the court, in the alternative, to stay all proceedings against Visa issuing financial institutions pending resolution of the issue of whether the Visa technology infringes the PrivaSys patent. On November 14, 2007, the court granted PrivaSys’s motion for leave to file the amended complaint. On December 5, 2007, Visa U.S.A. filed an answer to the amended complaint. The parties have reached an agreement in principle to settle the dispute in December 2007. In light of this agreement, on January 9, 2008 the court dismissed the case with prejudice, provided that the settlement was finalized within 90 days of the dismissal. The parties executed the final settlement agreement in February 2008. The amount of the settlement is not material to our financial statements taken as a whole.

Every Penny Counts

On July 17, 2007, Every Penny Counts, Inc. filed a complaint in the U.S. District Court for the Middle District of Florida against Visa U.S.A., MasterCard and American Express for infringement of four of its patents. Plaintiff amended its complaint on September 27, 2007 to add Green Dot Corp. as a party and to add a fifth patent to its suit. The Complaint now alleges that the defendants’ “open” prepaid card products infringe U.S. Patent No. 5,621,640 (“Automatic Philanthropic Contribution System”), U.S. Patent No. 6,112,191 (“Method and System to Create and Distribute Excess Funds from Consumer Spending Transactions”), U.S. Patent No. 6,088,682 (“Funds Distribution System Connected with Point of Sale Transactions”), U.S. Patent No. 6,876,971 (“Funds Distribution System Connected with Point of Sale Transaction”) and U.S. Patent

No. 7,171,370 (“Funds Distribution System Connected with Point of Sale Transactions”). Visa U.S.A. filed a Motion to Dismiss, or in the Alternative for a More Definite Statement, based on the plaintiff’s failure to identify which products or services offered by Visa U.S.A. purportedly infringe which of the plaintiff’s patents on October 12, 2007. The court denied the motion on October 29, 2007. On November 13, 2007, Visa U.S.A. filed its answer and counterclaims alleging that Visa does not infringe the plaintiff’s patents, that the plaintiff’s patents are invalid, and that the plaintiff’s patents are unenforceable due to prosecution laches and inequitable conduct. The court issued an order on December 13, 2007 setting procedural deadlines for the claim construction and scheduling a Markman hearing in May 2008.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about individuals who currently serve as our directors and/or executive officers.

Name	Age	Position
Joseph W. Saunders	62	Chairman and Chief Executive Officer
Byron H. Pollitt	56	Chief Financial Officer
John C. (Hans) Morris	49	President
William M. Sheedy	41	Global Head of Corporate Strategy and Business Development
Joshua R. Floum	49	General Counsel and Corporate Secretary
John M. Partridge	58	Chief Operating Officer
Ellen Richey	58	Chief Enterprise Risk Officer
Elizabeth Buse	47	Global Head of Product
Hani Al-Qadi	45	Director (Regional director from CEMEA)
Thomas Campbell(1)(2)(3)	55	Director
Gary Coughlan(3)(4)	63	Director
Mary B. Cranston(3)(4)	60	Director
Charles T. Doyle	73	Director (Regional director from U.S.A.)
Francisco Javier Fernandez-Carbajal(3)(4)	52	Director
Peter Hawkins	53	Director (Regional director from AP)
Suzanne Nora Johnson(1)(2)(3)	50	Director
Robert W. Matschullat(3)(4)	60	Director
David I. McKay	44	Director (Regional director from Canada)
Cathy Elizabeth Minehan(3)(4)	60	Director
David J. Pang(2)(3)	64	Director
Charles W. Scharf	42	Director (Regional director from U.S.A.)
Segismundo Schulin-Zeuthen	63	Director (Regional director from LAC)
William Shanahan(1)(2)(3)	67	Director
John A. Swainson(1)(3)	53	Director
Johannes (Hans) I. van der Velde(5)	62	Director (Regional director from Europe)

(1)	Member of our compensation committee.
(2)	Member of our nominating/corporate governance committee.
(3)	Independent director.
(4)	Member of our audit and risk committee.
(5)	Mr. van der Velde will cease to be a director upon the closing of this offering pursuant to the terms of our amended and restated certificate of incorporation.

Set forth below is certain biographical information for each of these individuals.

Joseph W. Saunders was named Chairman and Chief Executive Officer of Visa Inc. in May 2007 after having been designated Executive Chairman in February 2007. Prior to this role, he served Visa International as Executive Chairman of the transition governance committee and officially began serving as Chairman and Chief Executive Officer of Visa Inc. upon its formation in May 2007. Prior to joining Visa International, he served as President of Card Services for Washington Mutual, Inc. since the acquisition of Providian Financial Corporation in October 2005. Mr. Saunders was President and Chief Executive Officer of Providian from November 2001, and Chairman of the board of directors from May 2002, until Washington Mutual’s acquisition of Providian in 2005. From 1997 until 2001, Mr. Saunders served as Chairman and Chief Executive Officer of Fleet Credit Card Services at FleetBoston Financial Corporation. Mr. Saunders served as a member of the board of directors of

Visa U.S.A. from October 2002 to February 2007 and Visa International from October 2005 to February 2007, when he resigned from the boards of directors of Visa U.S.A. and Visa International to take the Executive Chairman position of the Visa transition governance committee. From 1993 to 1997, while Mr. Saunders was at Household Finance Corporation, he served as a member of the boards of directors of MasterCard International Inc. and MasterCard U.S.A., and was elected Chairman of MasterCard International’s board of directors in 1996. He holds a Bachelor of Science degree in Business Administration and a Master of Business Administration degree, both from the University of Denver.

Byron H. Pollitt joined Visa Inc. as Chief Financial Officer in September 2007. Prior to joining Visa Inc., he worked at Gap Inc. from January 2003 until September 2007, as Executive Vice President and Chief Financial Officer. Before joining Gap, he worked at The Walt Disney Company from 1990 until January 2003, including most recently as the Executive Vice President and Chief Financial Officer of Walt Disney Parks and Resorts. Mr. Pollitt holds a Bachelor of Science degree in Business Economics from the University of California at Riverside and a Master of Business Administration degree from Harvard University.

John C. (Hans) Morris was appointed President effective September 1, 2007. From November 2002 until joining Visa Inc., he served as Chief Financial Officer of Citi Markets & Banking (CMB), the capital markets, banking and transaction services business of Citigroup Inc. In this capacity, he was responsible for finance, operations and technology for CMB. Prior to this role, he served in positions of increasing responsibility with Salomon Smith Barney and its predecessor companies for 22 years, including most recently as Vice Chairman of the Salomon Smith Barney Investment Banking Division. Mr. Morris holds a Bachelor of Arts degree from Dartmouth College.

William M. Sheedy joined Visa U.S.A. in April 1993 and in June 2007 was appointed as Executive Vice President, acting in the capacity of principal financial officer, of Visa Inc. during the transition prior to the completion of the reorganization, and as Global Head of Corporate Strategy and Business Development of Visa Inc. Prior to this role, he served as Executive Vice President of Interchange Strategy and Corporate Restructuring Initiatives at Visa U.S.A. from January 2001. In November 2006, he assumed responsibility for all financial-related matters associated with Visa’s reorganization. Prior to joining Visa U.S.A., from 1990 to 1993, he was employed at First Nationwide Bank (currently Citibank) as a Senior Financial Manager in Corporate Finance. Mr. Sheedy holds a Bachelor of Science degree in Business Administration with a major in Finance from West Virginia University and a Master of Business Administration degree from University of Notre Dame.

Joshua R. Floum was appointed as General Counsel and Corporate Secretary of Visa Inc. in July 2007. Prior to that, since January 2004, he served as Executive Vice President, General Counsel and Secretary for Visa U.S.A. Prior to joining Visa U.S.A., he was a partner in the law firms of Holme, Roberts & Owen LLP from 2001 to 2004, Legal Strategies Group from 1996 to 2001 and Heller Ehrman White & McAuliffe LLP from 1985 to 1996. Mr. Floum holds a Bachelor of Arts degree in Economics and Political Science from the University of California at Berkeley and a J.D. degree from Harvard Law School.

John M. Partridge was appointed as Chief Operating Officer of Visa Inc. and Interim President of Visa U.S.A. in July 2007. He joined Visa U.S.A. in October 1999 and has served as President and Chief Executive Officer of Inovant since November 2000. From 1998 until joining Visa, Mr. Partridge served as Senior Vice President and Chief Information Officer of Unum Provident Corp., where he led a corporate restructuring initiative and had direct responsibility for technology and operations. From 1989 to 1998, Mr. Partridge was Executive Vice President for Credicorp Inc., where he was responsible for consumer banking, technology and operations. Prior to joining Credicorp Inc., Mr. Partridge held various management positions with Wells Fargo Bank. Mr. Partridge holds a Bachelor of Arts degree in Economics from the University of California at Berkeley.

Ellen Richey joined Visa Inc. as the Chief Enterprise Risk Officer in September 2007. Prior to joining Visa Inc., she most recently worked at Washington Mutual, Inc. as Senior Vice President, Enterprise Risk

Management and Executive Vice President, Cards Services, from October 2005 until June 2006. From October 1999 until October 2005, she served as Vice Chairman of Providian Financial Corporation. At Providian, she also served as the Vice Chairman, Enterprise Risk Management and Chief Legal Officer from 2003 to 2005, General Counsel from 1999 to 2003, Chief Enterprise Risk Officer from 2004 to 2005 and Corporate Secretary from 1999 to 2005. Ms. Richey holds a Bachelor of Arts degree in Linguistics and Far Eastern Languages from Harvard University and a J.D. degree from Stanford Law School.

Elizabeth Buse has served as Global Head of Product of Visa Inc. since June 2007. Ms. Buse joined Visa U.S.A. in 1998 and served as Executive Vice President of Product Development and Management from January 2002 until June 2007. Prior to joining Visa U.S.A., she served as Vice President of strategic initiatives for the Electronic Funds Division of First Data Corporation from 1996 to 1998. Ms. Buse holds a Bachelor of Arts degree in Spanish Linguistics from the University of California, Los Angeles and a Master of Business Administration degree from the Haas School at the University of California at Berkeley.

Hani Al-Qadi has served as a director of Visa Inc. since October 2007. Mr. Al-Qadi has been General Manager and Vice Chairman of Arab Jordan Investment Bank since February 1997. He also currently serves as Chairman of the board of directors of our affiliate, Visa Jordan Services Company; a director of Salam International Investment Limited, a Middle East conglomerate with diversified operations in technology and communications, construction and development, luxury and consumer products, energy and industry, and investments and real estate; and a director of the Palestine Telecommunications Company Ltd., the national telecommunications provider in the Palestinian Authority. He also has served as Managing Director and a director of Mediterranean Tourism Investment Company since January 1997 and Managing Director and a director of the Palestine Investment Bank since September 1994. He previously served as a director of Visa CEMEA from September 2000 to October 2007. Mr. Al-Qadi holds a Bachelor of Science degree in Civil Engineering from Imperial College of Science and Technology, London and a Master of Business Administration degree from Harvard Business School.

Thomas Campbell has served as a director of Visa Inc. since October 2007. Mr. Campbell has been Bank of America Dean and Professor of Business at the Haas School of Business of the University of California, Berkeley since November 2005, and from August 2002 to December 2004. He was Director of the California Department of Finance from December 2004 to November 2005 and a professor at Stanford Law School from September 1987 to August 2002. Mr. Campbell currently serves on the board of directors of FormFactor, Inc., a manufacturer of wafer probe cards. Mr. Campbell holds a Bachelor of Arts degree and Masters degree in Economics from the University of Chicago, a J.D. degree from Harvard Law School and a Ph.D. in Economics from the University of Chicago.

Gary Coughlan has served as a director of Visa Inc. since October 2007. Mr. Coughlan was the Chief Financial Officer and Senior Vice President of Finance of Abbott Laboratories from May 1990 to March 2001. He is currently the Audit Chair of the board of directors of Arthur J. Gallagher & Company, an international insurance brokerage and risk management services firm. Mr. Coughlan holds a Bachelor of Arts degree in Economics from St. Mary’s College, a Masters degree in Economics from the University of California Los Angeles and a Master of Business Administration degree from Wayne State University.

Mary B. Cranston has served as a director of Visa Inc. since October 2007. Ms. Cranston is currently the Firm Senior Partner of Pillsbury Winthrop Shaw Pittman LLP, an international law firm. She was the Chair and Chief Executive Officer of Pillsbury from January 1999 until April 2006, and continued to serve as Chair of Pillsbury until December 2006. She currently serves as a director of GrafTech International, Ltd., a manufacturer of carbon and graphite products. Ms. Cranston holds an A.B. degree in Political Science from Stanford University, a J.D. degree from Stanford Law School and a Master of Arts degree in Educational Psychology from the University of California at Los Angeles.

Charles T. Doyle has served as a director of Visa Inc. since October 2007. Mr. Doyle served as a director of Visa U.S.A. from October 1990 to October 2007, a director of Visa International from December 2000 to October 2007 and Chairman of the board of directors of Inovant from September 2007, where he has been a director since November 2000, until October 2007. Mr. Doyle has served as Chairman of the board of directors of Texas First Bank, an independent community bank, since October 1972 and Chairman and Chief Executive Officer of Texas Independent Bankshares, Inc., a financial services holding company, since March 1979. From January 1996 to December 1998, Mr. Doyle served on the Federal Advisory Council to the Board of Governors of the Federal Reserve in Washington, D.C., and from January 1985 to December 1991, as a director of the Federal Reserve Bank in Dallas, Texas. He also served as Mayor of the City of Texas City from May 1990 to May 2000. Mr. Doyle holds a Bachelor of Business Administration degree in Management and Economics from the University of Oklahoma and a Master of Business Administration degree from the University of Houston.

Francisco Javier Fernandez-Carbajal has served as a director of Visa Inc. since October 2007. Mr. Fernandez-Carbajal has been a consultant for public and private investment transactions and a wealth management advisor since January 2002. From July 2000 to January 2002, Mr. Fernandez-Carbajal served as Chief Executive Officer of the Corporate Development Division of Grupo Financiero BBVA Bancomer, a financial institution in Mexico. Prior to this role, he served in other senior executive positions since joining Grupo Financiero BBVA Bancomer in September 1991, including most recently as President from October 1999 to July 2000. Mr. Fernandez-Carbajal currently serves as Chairman of the Board of Primero Fianzas, a surety company in Mexico. He is also a director of Fomento Economico Mexicano, a beverage company in Latin America, Grupo Aeroportuario del Pacifico, a company that operates airports in Mexico, and El Puerto de Liverpool, a company that constructs and operates department stores and commercial centers in Mexico. Mr. Fernandez-Carbajal holds a degree in Mechanical & Electrical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a Master of Business Administration degree from the Harvard Business School.

Peter Hawkins has served as a director of Visa Inc. since October 2007. Mr. Hawkins served as a director of Visa International from October 2001 to October 2007 and a director of Inovant from November 2001 to February 2005 and from October 2005 to April 2006. Mr. Hawkins served in positions of increasing responsibility with Australia and New Zealand Banking Group Limited since joining in December 1971, most recently as Group Managing Director, Group Strategic Development from April 2002 to his retirement in December 2005. He is a non-executive director of Mirvac Group, the Treasury Corporation of Victoria, Liberty Financial and St. George Bank Limited. He was also the Chairman of the board of directors of Visa AP from May 2005 to October 2007. Mr. Hawkins holds a Bachelor of Commerce and Administration degree at Victoria University, Wellington, New Zealand.

Suzanne Nora Johnson has served as a director of Visa Inc. since October 2007. Ms. Johnson was a Vice Chairman of The Goldman Sachs Group, Inc. from November 2004 to January 2007. Prior to this role, she served in several senior management positions at Goldman Sachs since joining in December 1985, including as head of the Global Investment Research Division from February 2002 to January 2007, as Chairman of the Global Markets Institute from November 2004 to January 2007 and as a member of the management committee from February 2002 to January 2007. She currently serves on the audit committees of the boards of directors of Intuit Inc., a provider of business, financial management and tax solutions, and Pfizer Inc., a research-based global pharmaceutical company. Ms. Johnson holds a Bachelor of Arts degree in Economics, Philosophy/Religion and Political Science from the University of Southern California and a J.D. degree from Harvard Law School.
Robert W. Matschullat has served as a director of Visa Inc. since October 2007. Mr. Matschullat is a private equity investor. He served as the interim Chairman and interim Chief Executive Officer of The Clorox Company from March 2006 to October 2006. He also served as the Vice Chairman of the board of directors and as Chief Financial Officer of the Seagram Company Limited, a global company with entertainment and beverage operations, from 1995 until 2000. Previously, he was head of worldwide investment banking at Morgan Stanley & Co. Incorporated from 1991 to 1995 and served on the board of directors of Morgan Stanley from

1992 to 1995. Mr. Matschullat serves on the board of directors of The Clorox Company and The Walt Disney Company. Mr. Matschullat holds a Bachelor of Arts degree in Sociology from Stanford University and a Master of Business Administration degree from the Stanford Graduate School of Business.

David I. McKay has served as a director of Visa Inc. since October 2007. Mr. McKay served as the Chairman of Visa Canada from May 2006 to October 2007, a director of Visa Canada from March 2005 to October 2007 and a director of Visa International from April 2007 to October 2007. Mr. McKay has served as the Executive Vice President of Personal Financial Services at Royal Bank of Canada since October 2006. Prior to this role, he served in positions of increasing responsibility since joining Royal Bank of Canada in 1988, including most recently as Head of Personal Banking from October 2005 to October 2006 and Senior Vice President of Financing Products from October 2003 to October 2005. Mr. McKay holds a Bachelor of Mathematics degree from the University of Waterloo and a Master of Business Administration degree from the Ivey Business School at University of Western Ontario.

Cathy Elizabeth Minehan has served as a director of Visa Inc. since October 2007. Ms. Minehan retired from the Federal Reserve Bank of Boston in July 2007 after serving 39 years with the Federal Reserve System, including most recently as the President and Chief Executive Officer of the Federal Reserve Bank of Boston from July 1994 to July 2007, a member of the Federal Open Market Committee from July 1994 to July 2007 and First Vice President and Chief Operating Officer of the Federal Reserve Bank of Boston from July 1991 to July 1994. Ms. Minehan has served as Managing Director of Arlington Advisory Partners, an advisory services firm, since July 2007. She also currently serves as a director and member of the audit committee of Becton, Dickinson and Company, a medical technology company, and as a director on several not-for-profit boards of directors, including the board of directors of Massachusetts General Hospital and the University of Rochester. Ms. Minehan holds a Bachelor of Arts degree in Political Science from the University of Rochester and a Master of Business Administration degree from New York University.

David J. Pang has served as a director of Visa Inc. since October 2007. Mr. Pang has been an adjunct Professor in the Faculty of Business Administration of The Chinese University of Hong Kong since 2002 and the Faculty of Business of City University of Hong Kong since 2004. He served as Chief Executive Officer of the Airport Authority of Hong Kong from January 2001 to February 2007. He was Corporate Vice President of E.I. DuPont de Nemours and Company and the Chairman of DuPont Greater China from 1995 to 2000. Mr. Pang currently serves as a director of SCMP Group Limited, a newspaper and magazine publishing company. He holds a Masters degree in Engineering from the University of Rhode Island and a Ph.D. in Engineering from the University of Kentucky.

Charles W. Scharf has served as a director of Visa Inc. since October 2007. Mr. Scharf served as a director of Visa U.S.A. from May 2003 to October 2007. Mr. Scharf has served as Chief Executive Officer of Retail Financial Services at JPMorgan Chase & Co. since July 2004 and Chief Executive Officer of the retail division of Bank One Corporation from May 2002 to July 2004. Prior to this, he was Chief Financial Officer/Executive Vice President at Bank One Corporation from 2000 to 2002, Chief Financial Officer of the Corporate and Investment Bank division at Citigroup, Inc. from 1999 to 2000 and Chief Financial Officer at Salomon Smith Barney and its predecessor company from 1995 to 1999. Mr. Scharf was also a director of Travelers Property Casualty Corporation from September 2002 to September 2005. He holds a Bachelor of Arts degree from The John Hopkins University and a Master of Business Administration degree from New York University.

Segismundo Schulin-Zeuthen has served as a director of Visa Inc. since October 2007. Mr. Schulin-Zeuthen served a director of Visa International from July 2003 to October 2007 and a director of Inovant from February 2004 to October 2007. Mr. Schulin-Zeuthen served as a member of the board of directors of Banco de Chile from May 1999 to March 2007 and was Chairman of the board of directors from May 1999 to March 2004. Previously, he was President and Chief Executive Officer of Banco de Chile from 1987 to May 1999. He also is Chairman of the board of directors of COMBANC S.A. He served as the Chairman of the board of directors of Visa LAC from March 2003 to October 2007. Mr. Schulin-Zeuthen holds a Bachelor of Science degree in Commercial Engineering from the Universidad de Chile.

William Shanahan has served as a director of Visa Inc. since October 2007. Mr. Shanahan was the President of Colgate-Palmolive Company from 1992 to September 2005. He is currently on the board of directors and audit committee of Diageo PLC, a premium drinks business with a collection of international brands. He holds a Bachelor of Arts degree in Geography from Dartmouth College.

John A. Swainson has served as a director of Visa Inc. since October 2007. Mr. Swainson served as a director of Visa U.S.A. from April 2006 to October 2007. Since February 2005, Mr. Swainson has served as Chief Executive Officer of CA, Inc., an information technology management software company, and he has served as President and a director of the company since November 2004. Prior to his joining CA, Mr. Swainson served as Vice President of Worldwide Sales for IBM’s Software Group from July 2004 to November 2004. Previously, he was General Manager of the Application Integration Middleware division of IBM from 1997 to 2004. He also serves as a director of Cadence Design Systems, an electronic design automation technologies and engineering services company. Mr. Swainson holds a Bachelor of Applied Science degree in Engineering from the University of British Columbia.

Johannes (Hans) I. van der Velde has served as a director of Visa Inc. since October 2007. Mr. van der Velde joined the EU region of Visa International as a director in September 1995, prior to its incorporation as Visa Europe in July 2004, and was appointed as Deputy Chairman of the board of directors of Visa Europe in March 2006. He was also a director of Visa International from July 2004 to October 2007 and a director of Inovant from November 2000 to October 2007. From September 1995 to February 2006, Mr. van der Velde served as President and Chief Executive Officer of the EU region of Visa International and then Visa Europe after its incorporation, and has been a director of Gieseke & Devrient since 2000. Mr. van der Velde holds a Bachelor of Arts degree in Economics and a Masters degree in Economics, both from the University of Amsterdam.

Directors

Composition of our Board of Directors

Until the third anniversary of this offering, our board of directors will consist of 17 directors, 10 of whom must be independent directors in accordance with New York Stock Exchange and SEC rules, comprised of the following:

•	two directors will be regional directors from our U.S.A. region;

•	one director will be a regional director from our Canada region;

•	one director will be a regional director from our AP region;

•	one director will be a regional director from our LAC region;

•	one director will be a regional director from our CEMEA region;

•	the Chief Executive Officer of Visa Inc.; and

•	10 additional independent directors.

From and after the third anniversary of the closing of this offering, the number of members of our board of directors will be determined by an affirmative vote of the majority of the board of directors. The board of directors must at all times be comprised of at least 58% independent directors.

Classification of Our Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors. The three classes, which are required to be as nearly equal in number as possible, are designated class I, class II and class III, and serve staggered terms.

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Class I directors. Each regional director serves as a class I director. The term of the class I directors will expire on the first anniversary of the closing of the reorganization, except that the term of the regional director for Visa Europe will expire on the day immediately prior to the closing date of this offering. The individuals appointed as class I directors are Hani Al-Qadi, Charles T. Doyle, Peter Hawkins, David I. McKay, Charles W. Scharf, Segismundo Schulin-Zeuthen and Johannes (Hans) I. van der Velde.

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Class II directors. Our Chief Executive Officer and five of the independent directors serve as class II directors. The term of the class II directors will expire on the second anniversary of the closing of the reorganization, or, in the case of our Chief Executive Officer, the earlier of: (i) October 1, 2009, the second anniversary of the closing of the reorganization; and (ii) the date on which he or she ceases to hold the title of Chief Executive Officer. The individuals appointed as class II directors are Joseph W. Saunders, Thomas Campbell, Gary Coughlan, Mary B. Cranston, Francisco Javier Fernandez-Carbajal and Suzanne Nora Johnson.

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Class III directors. The remaining independent directors serve as class III directors. The term of the class III directors will expire on the third anniversary of the closing of the reorganization. The individuals appointed as class III directors are Robert W. Matschullat, Cathy Elizabeth Minehan, David J. Pang, William Shanahan and John A. Swainson.

The vacancies resulting from the expiration of the term of the regional class I directors prior to the third anniversary of this offering will be filled with directors nominated by a representative sample of the holders of the applicable class of common stock that was entitled to vote for the election of such regional director, as our board of directors may determine in its sole discretion, which is referred to as the regional nominating committee. If the board of directors does not approve a nominee submitted by the regional nominating committee, the vacancy will be filled by a director elected at a special meeting of our class A stockholders. Except as noted above, successors to each class of directors whose term is expiring shall be elected by the stockholders at the annual meeting of our class A stockholders immediately preceding the applicable expiration date and shall be elected for a term expiring at the next annual meeting of such stockholders.

Committees of the Board of Directors

We have established an audit and risk committee, a compensation committee and a nominating/corporate governance committee.

Audit and Risk Committee

Our audit and risk committee, among other things, provides assistance to our board of directors in fulfilling its responsibilities with respect to its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our internal control over financial reporting and the performance of our internal audit function and independent auditors. The audit and risk committee is also responsible for the selection, retention, termination, compensation and oversight of the work of our independent registered public accounting firm. The current members of the audit and risk committee are Robert W. Matschullat (chairperson), Gary Coughlan, Mary B. Cranston, Francisco Javier Fernandez-Carbajal and Cathy Elizabeth Minehan, each of whom has been determined by our board to be “independent” under New York Stock Exchange and SEC rules. Each member of the audit and risk committee must be financially literate. Robert W. Matschullat is an “audit committee financial expert” as that term is defined under the SEC rules. The audit and risk committee meets at least quarterly, or more frequently as circumstances dictate.

Compensation Committee

Our compensation committee provides assistance to our board of directors in fulfilling its responsibilities with respect to its oversight of the compensation programs and the compensation of our executive officers. The compensation committee is responsible for, among other things, establishing and reviewing our overall compensation policy for our Chief Executive Officer and other executive officers, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other executive officers, evaluating the performance of our Chief Executive Officer and our other executive officers in light of those goals and objectives and recommending his or her compensation. In addition, the compensation committee is responsible for reviewing, and recommending changes to, our incentive and equity-based compensation plans, and monitoring our employee benefits plans. The compensation committee regularly reports its activities to our board of directors. The current members of the compensation committee are William Shanahan (chairperson), Thomas Campbell, Suzanne Nora Johnson and John A. Swainson, each of whom has been determined to be “independent” under New York Stock Exchange and SEC rules. Additionally, no director may serve unless he or she is a “non-employee director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and satisfies the requirements of an “outside director” for purposes of Section 162(m) of the Internal Revenue Code. The compensation committee meets at least twice annually or more frequently as circumstances dictate.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee provides assistance to our board of directors in, among other things, identifying individuals qualified to become our directors and selecting, or recommending that our board of directors select, nominees for our board of directors. The nominating/corporate governance committee also developed a set of corporate governance principles, which has been adopted by our board of directors, and oversees the evaluation of our board of directors and our management. The nominating/corporate governance committee is responsible for board selection, composition and evaluation, committee selection and composition, corporate governance, continuity and succession planning process, and provision of regular reports to our board of directors. The current members of the nominating/corporate governance committee are Thomas Campbell (chairperson), Suzanne Nora Johnson, David J. Pang and William Shanahan, each of whom has been determined to be “independent” under New York Stock Exchange and SEC rules. The nominating/corporate governance committee meets at least twice annually or more frequently as circumstances dictate.

Director Independence

Each of the audit, compensation and nominating/corporate governance committees is comprised of three or more directors, who have been determined by our board of directors to be “independent” under New York Stock Exchange and SEC rules. Currently, the following individuals serve on our board of directors as independent directors: Thomas Campbell, Gary Coughlan, Mary B. Cranston, Francisco Javier Fernandez-Carbajal, Suzanne Nora Johnson, Robert W. Matschullat, Cathy Elizabeth Minehan, David J. Pang, William Shanahan and John A. Swainson.

Compensation Committee Interlocks and Insider Participation

Prior to the completion of the reorganization, Joseph W. Saunders, our Chairman and Chief Executive Officer, served as our sole director and participated in deliberations concerning executive compensation. Currently, none of the members of the compensation committee, which was constituted after the completion of the reorganization, is or has ever been one of our officers or employees. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitation of Liability and Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law authorizes and empowers a Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified.

Our amended and restated certificate of incorporation provides for indemnification of our directors and officers to the fullest extent permitted under Delaware law. In addition, we have entered into separate indemnification agreements with each of our executive officers and directors, which require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct). These indemnification provisions and the indemnification agreements between us and our executive officers and directors may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to the company or its stockholders; (2) for acts or omissions not in good faith or which include intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law (certain unlawful payments of dividend or unlawful stock purchases or redemptions); or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation includes such a provision.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the law. We maintain standard policies of insurance under which coverage is provided, subject to the terms and conditions of such policies: (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act; and (2) to us with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our global total rewards programs have been designed to support a globally consistent philosophy while accommodating regulatory, cultural or practical differences in geographies. We expect this approach will enable us to attract, retain and motivate our employees and emphasize performance-based differentiation of compensation based on corporate and stockholder values. In order to be competitively positioned to attract and retain key executives, we target total compensation for executive officers, including salary, annual incentive target and long-term incentive value, at the 50th percentile of compensation paid to similarly situated executive officers of the companies comprising our compensation peer group, with actual positioning determined by individual, group or company performance, allowing for 75th percentile of our compensation peer group’s total compensation to reward key executive officers who demonstrate exceptional experience, skills, competencies and performance. In addition, we expect to increase the performance-based portion of an executive officer’s target pay by increasing the percentage of target pay attributable to annual and long-term incentives and decreasing the percentage of target pay attributable to base salary.

Our compensation committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and that aligns executive officers’ interests with those of our stockholders by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing stockholder value. Our compensation committee will evaluate both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions relative to the compensation paid to similarly situated executives of our peer companies and that compensation paid to our key employees remains competitive. To that end, our compensation committee believes compensation provided to our executive officers should include both cash compensation and equity-based compensation.

Role of Chief Executive Officer in Compensation Decisions

Our Chief Executive Officer will annually review the performance of each executive officer (other than the Chief Executive Officer, whose performance will be reviewed by the compensation committee). The conclusions reached and recommendations based on these reviews, including such items as salary adjustments and annual award amounts, will be presented to the compensation committee. Our Chief Executive Officer approves annual performance goals for our other executive officers. The compensation committee can exercise discretion in modifying any compensation recommendations or awards to executive officers and will approve all compensation decisions for our executive officers.

Setting Executive Compensation

Our compensation committee will structure executive compensation to include an annual cash incentive component and a long-term equity incentive component to motivate our executive officers to achieve their business goals and reward them for achieving such goals.

We have retained Towers Perrin, a global human resources consulting firm, to conduct an annual review of our total compensation program with respect to executive compensation. We will conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the combination of elements used to compensate our executive officers. This review will be based on public information and third party surveys of executive compensation paid by publicly traded peer companies of similar size and focus, including financial services, processing, technology and business services companies, which we refer to, collectively, as the compensation peer group.

Several criteria were used to identify the compensation peer group: (1) industry—we expect that we will compete for talent with financial services, processing, high technology and business services companies; (2) geography—to ensure that the companies identified as peers have broad international presence because we are a company with global operations; and (3) financial scope—management talent should be similar to that in companies that have similar financial characteristics (e.g., revenues, market capitalization and total assets). The companies currently comprising the compensation peer group are:

	Financial Services	Processing	Technology	Business Services

Equivalent Sized Peers	• Allianz • American Express • HSBC	• ADP • eBay • First Data • Fiserv • MasterCard • State Street	• Google • Oracle • Sun Microsystems	• EDS • Sabre Holdings

Large Peers	• AIG • General Electric • Merrill Lynch • Morgan Stanley		• Cisco • Intel • IBM

The compensation peer group is divided into two groups for purposes of compensation benchmarking. For “equivalent sized” companies (revenues generally less than $30 billion), we select benchmark positions that most accurately reflect the responsibilities of our executive officers. For large companies (revenues generally greater than $30 billion), we select benchmark positions at the business unit level, where available, and positions with reporting levels that are generally one reporting level below comparable positions at Visa and the “equivalent sized” companies in the compensation peer group.

In addition, our compensation committee will take into account publicly available data relating to the compensation practices and policies of other companies within and outside our industry.

The compensation peer group provides a relevant benchmark of compensation levels from external sources and allows us to assess the compensation practices of our primary competitors for employees. In addition, the compensation peer group indicates the practices of leading organizations of comparable scope and focus and provides a benchmark for establishing corporate performance expectations for incentive programs.

A significant percentage of total compensation will be allocated to incentive-based compensation as a result of the compensation philosophy mentioned above. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between either cash or non-cash, annual or long-term incentive compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to the achievement of our company goals.

We also use sign-on bonuses from time to time when recruiting executive officers. We may agree to pay a sign-on bonus to make our employment offers competitive given that candidates who are currently employed at other companies frequently forfeit potential compensation by accepting employment with us.

Generally, prior to the completion of the reorganization, we had not established standard compensation arrangements for our executive officers. Existing compensation arrangements vary among our named executive officers due in part to the differences among the individual agreements between those named executive officers who were historically employed by Visa U.S.A. versus Inovant. In the case of Messrs. Saunders, Pollitt and Morris, who have recently been recruited into the organization, their compensation arrangements reflect our efforts to provide competitive compensation packages to attract a highly-qualified Chief Executive Officer and executive officers into the organization with the requisite skills and experience to lead the organization during a time of transition. Further, following this offering, we intend to adopt internally-consistent compensation programs and policies for our named executive officers. On February 7, 2008, we entered into an employment agreement with Mr. Saunders commencing upon the date immediately prior to the pricing of this offering. We intend to enter into new employment agreements with each of our other named executive officers. See “—Employment Arrangements—New Employment Agreements.”

Executive Compensation Components

The principal components of compensation of our executive officers are:

•	base salary;

•	annual incentive programs;

•	long-term incentive compensation;

•	retirement and other benefits;

•	perquisites and other personal benefits; and

•	post-termination severance.

Our total compensation package is primarily weighted toward the following three components: base salary, annual incentive compensation and long-term incentive compensation. In setting each executive’s target total compensation, we benchmark his or her total compensation package as well as each component of the compensation package against our compensation peer group. We do not use a formulaic approach in determining the appropriate compensation mix. Rather, we determine each executive’s actual base salary, annual incentive target and long-term incentive target by considering both the external market data and internal equity amongst our executives based on their experience and performance and the nature and scope of their roles in our organization. Our goal in setting the components of compensation is to provide a competitive total compensation package that balances market competitiveness to attract and retain talented employees with internal equity and provides a sufficient portion of total compensation tied to individual and corporate performance.

Fiscal 2007 was a transition year for Visa. In addition to leading and managing our payments network business, our senior executives were tasked with various responsibilities relating to our reorganization. Because of the transitional nature of fiscal 2007, actual annual incentive awards for Messrs. Partridge, Sheedy and Floum were based on their individual performance as against qualitative metrics and their actual long-term awards were based on Visa U.S.A.’s achievement of corporate goals. Both awards were approved by the compensation committee of Visa U.S.A. Mr. Saunders’s actual annual and long-term incentive awards were determined based on the achievement of his performance measures outlined in his executive chairman letter. See “—Employment Arrangements.”

In fiscal 2008, annual incentive awards will be based on the executive’s individual performance and our attainment of certain quantitative and qualitative corporate goals. Beginning in fiscal 2008, long-term incentive awards will be made in the form of equity grants with the amount of the awards based on results from the annual benchmark review, a review of the appropriate mix of compensation elements, the experience and performance of each executive and any employment agreement. See “—Employment Arrangements.” Actual 2008 compensation will be recommended by Mr. Saunders, our Chief Executive Officer, and approved by our compensation committee (except for Mr. Saunders, whose compensation is determined and approved by our compensation committee).

In 2007, we awarded a special bonus to our named executive officers, along with other eligible employees, upon completion of our reorganization. This was a discretionary bonus award, which was in addition to each executive’s ongoing total compensation and did not impact the determination of each compensation component. See “—Special Bonus Program.”

Base Salary

The purpose of base salary is to reward demonstrated experience, skills and competencies relative to the market value of the job. Our compensation committee approves base salaries of all of our executive officers. Base salaries are targeted at the median of the compensation peer group for comparable skills and experience, but we allow for flexibility in salaries above or below the median based on area of expertise, performance or proficiency.

During its review of base salaries for executive officers, the compensation committee will consider:

•	market data provided by our outside consultants;

•	internal review of the executive officer’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive officer.

Salary levels are typically considered annually as part of our performance review process, as well as upon a promotion or other change in job responsibilities.

Annual Incentive Programs

Our annual cash bonus programs consist of: (i) the Visa U.S.A. annual incentive plan, pursuant to which bonuses were awarded in fiscal 2006 and fiscal 2007, but which was terminated at the end of fiscal 2007; and (ii) the Visa Inc. annual incentive plan, which governs cash awards in fiscal 2008 and in the future.

Visa U.S.A. Annual Incentive Plan. Prior to the completion of the reorganization, Visa U.S.A. (and its majority-owned subsidiary, Inovant) maintained annual incentive plans that provided for annual cash bonuses based on the achievement of pre-established performance targets and goals in addition to individual performance. The use of pre-established performance targets and goals assisted in aligning an executive officer’s compensation with the entity’s operating and financial results. However, Visa U.S.A. recognized that important aspects of executive officers’ contributions to Visa’s success were not properly evaluated based solely on achievement of performance targets and goals, especially in light of the challenges and uncertainties presented by the reorganization transactions. Accordingly, in fiscal 2007, Visa U.S.A. took into consideration an individual performance component, which allowed the board of directors or committee the discretion to further adjust awards.

The maximum aggregate level of awards for all eligible employees under the Visa U.S.A. annual incentive plan, which we refer to as the incentive plan pool, was determined based on the actual combined performance of Visa U.S.A. and Inovant as compared to pre-established performance goals. Both the performance metrics and actual results were determined on the basis of combining the metrics and results of the two entities. The performance metrics, weighting, target performance level and actual performance results for fiscal 2007 are displayed in the following table:

Metric	Weighting (%)	Target ($)	Results for Determination Of Incentive Plan Pool(1) ($)	Achievement Relative To Target
Revenues	50	3,316,000,000	3,534,600,000	Between target and maximum
Net income	50	645,000,000	765,000,000	Maximum

(1)	The incentive plan pool was set by the human resources and compensation committee of the Visa U.S.A. board of directors on August 23, 2007 and was determined based on projected fiscal 2007 Visa U.S.A. net income and revenues as of that date. Actual fiscal 2007 net income before post-closing adjustments exceeded this amount.

Achievement of corporate and individual performance targets impacted the amount of the bonuses payable to Visa U.S.A. executives under the 2007 Visa U.S.A. Incentive Plan, although the human resources and compensation committee of the Visa U.S.A. board of directors retained discretion in determining any adjustments to these awards based on each executive officer’s individual contribution to corporate results.

The funding level of the incentive plan pool was determined by corporate results compared with the corporate targets, as stated above. Messrs. Sheedy’s, Floum’s and Partridge’s bonus payouts were based on the achievement of these corporate goals and evaluation by the human resources and compensation committee of individual performance against individual goals. Under the Visa U.S.A. annual incentive plan, each of Messrs. Sheedy, Floum and Partridge was eligible to receive an annual bonus payment from zero to 200% of his target bonus for fiscal 2007. Messrs. Sheedy and Partridge received the maximum payout (200% of their respective target awards) under this plan because, in addition to excelling in the performance of their preexisting duties, they both held key substantive managerial roles in connection with the reorganization. In Mr. Sheedy’s case, in addition to his preexisting duties of leading Visa U.S.A.’s interchange strategy, he served as principal financial officer for Visa Inc. during this critical period, including being responsible for all finance aspects of the reorganization and the Form S-4 registration process. In Mr. Partridge’s case, in addition to his preexisting duties of leading the Inovant processing subsidiary, he managed the office of transition management for Visa Inc., including devising the organizational structure for Visa Inc. The human resources and compensation committee determined that Mr. Floum had done an excellent job of managing Visa U.S.A.’s litigation during fiscal 2007. In addition, Mr. Floum substantially contributed to the design of the Visa Inc. retrospective responsibility plan, which was designed so that liability for the covered litigation would remain with the members of Visa U.S.A. While the retrospective responsibility plan was a key component of the reorganization, Mr. Floum did not carry the same level of daily managerial duties in connection with the reorganization as did Messrs. Sheedy and Partridge. Thus, the committee believed that it was appropriate to award Mr. Floum a lower percentage bonus than was appropriate for Messrs. Sheedy and Partridge.

Mr. Partridge’s individual performance goals for fiscal 2007 were qualitative, not quantitative, in nature and were not weighted. They consisted of: (i) managing Inovant, including with regard to system performance, efficiency and customer satisfaction during the fiscal year; (ii) managing the organizational transition management team during our reorganization, including all organizational aspects of the reorganization; (iii) leading the business negotiations regarding the framework agreement with Visa Europe; and (iv) serving as Chief Executive Officer of Visa U.S.A. for a portion of the year. The committee determined that Mr. Partridge exceeded his individual performance goals and awarded him the maximum annual award of 200% of his target bonus. Additionally, the committee used its discretion to award Mr. Partridge an additional annual incentive plan award equal to $448,000 as described in the footnotes following “—Summary Compensation Table.”

Mr. Sheedy’s individual performance goals for fiscal 2007 were qualitative, not quantitative, in nature and were not weighted. They consisted of: (i) managing Interchange Strategy and Merchant Acceptance in the U.S. region; and (ii) managing the finance function during our reorganization, including all finance aspects of the reorganization. The committee determined that Mr. Sheedy exceeded his individual performance goals and awarded him the maximum annual award of 200% of his target bonus.

Mr. Floum’s individual performance goals for fiscal 2007 were qualitative, not quantitative, in nature and were not weighted. They consisted of: (i) managing the legal and government relations functions for Visa U.S.A. and (ii) leading certain aspects of the reorganization on behalf of Visa U.S.A., including the creation of the retrospective responsibility plan relating to the covered litigation. The committee determined that Mr. Floum had exceeded his individual performance goals and awarded him 175% of his target bonus.

Visa Inc. Annual Incentive Plan. The Visa Inc. Incentive Plan, which we refer to as our annual incentive plan, has been designed to reward annual performance and achievement of strategic goals, align employee interests with those of our stockholders and provide market-competitive compensation to employees on an individual employee basis. The annual incentive plan will be funded based on global corporate performance metrics for the fiscal year. The compensation committee establishes target incentives at the median of our compensation peer group, consistent with local market practice. Individual awards are allocated based on a combination of corporate, group and individual performance measures, which varies by level and scope of position. At the most senior levels in the organization, the measures used to determine awards will be heavily weighted toward corporate performance with a small portion dependent on either group or individual performance goals or, at the compensation committee’s discretion, may be based entirely on corporate performance without an individual performance component. Performance is measured and award amounts are determined after the completion of each fiscal year. The compensation committee may, in its discretion, adjust performance measures based on extraordinary occurrences.

The compensation committee has approved the following corporate performance measures for fiscal 2008: (1) successful completion of this offering and (2) delivery of superior financial performance (net income), weighted equally, with 50%, 100% and 200% payouts as a percentage of each executive’s target annual bonus at threshold, target and maximum levels of performance, respectively. The compensation committee selected these performance goals because they are important indicators of increased shareholder value.

Our business plan is highly confidential and we do not publicly disclose specific annual internal revenue or operating income objectives. Accordingly, we are not disclosing specific targets under the annual incentive plan because such disclosure would signal where we are placing our strategic focus and impair our ability to gain a competitive advantage from our business plan. In addition, our financial model is a long-term model, with objectives and drivers for top line growth. We do not manage our financial model on a short-term or annual basis. Disclosing short-term compensation objectives would run counter to our core financial model and could result in confusion for investors. Specific objectives relating to the successful completion of this offering are considered confidential, the disclosure of which would cause us competitive harm.

The targets are set at aggressive levels to motivate high business performance and support attainment of longer-term financial objectives. These targets, individually or together, are designed to be challenging to attain.

For our Chief Executive Officer, 80% of the annual award will depend on the Visa Inc. corporate performance measures, which will be defined by our compensation committee. The remaining 20% will be determined by the compensation committee based on individual performance measures. The compensation committee determined that the split of 80% corporate measures and 20% individual performance measures for the Chief Executive Officer appropriately reflects his responsibility for the overall management of Visa and correspondingly aligns his goals most closely with Visa’s corporate goals. For Mr. Saunders, the individual performance measures for fiscal 2008 are: (1) to continue the process of restructuring Visa Inc.; (2) to develop and execute Visa Inc. global corporate strategy; and (3) to develop and implement requisite policies, controls, governance procedures and processes appropriate for a world class organization. More information about Mr. Saunders’s employment arrangements can be found under “—Executive Compensation and Director Compensation Tables—Summary Compensation Table” and “—Employment Arrangements.”

For the other executive officers, 70% of the annual award will be determined based on the corporate performance measures. The remaining 30% will be determined by the Chief Executive Officer and approved by the compensation committee based on either group or individual performance measures, which will be approved by the Chief Executive Officer. The compensation committee determined that the split of 70% corporate and 30% individual/group performance for our other executive officers appropriately reflects that each of these officers shares the primary goals and objectives of the overall corporation, but also recognizes the importance of the goals that relate solely to their area of responsibility.

Mr. Pollitt’s fiscal 2008 individual performance goals include: (1) successful completion of this offering; (2) delivery of the finance-related synergy savings committed to in the fiscal 2008 budget; (3) creation of a global integrated finance organization with clear accountabilities for reporting and pricing/incentive processes, practices and controls; and (4) establishment of effective operations and controls.

Mr. Morris’s fiscal 2008 individual performance goals include: (1) attainment of specified financial and market goals in various markets; (2) implementation of a global client management process; (3) enhancement of effectiveness of spending in marketing and sponsorships; and (4) globalization and improvement of our talent management process.

Mr. Sheedy’s fiscal 2008 individual performance goals include: (1) successful completion of this offering; (2) delivery of the 2008 global corporate strategy plan, including the multi-year plan for geographic and product-level investments; (3) establishment of a global, integrated strategy organization; and (4) development of multi-year strategic roadmap for Visa interchange fees.

Mr. Floum’s fiscal 2008 individual performance goals include: (1) litigation management; (2) provision of superior legal counsel; (3) efficient execution of all transactional legal matters related to Visa Inc.’s business goals and objectives; (4) advancement of legislative and regulatory agenda; and (5) management of internal and external resources in a cost-effective manner.

Mr. Partridge’s fiscal 2008 individual performance goals include: (1) successful completion of this offering; (2) delivery of superior financial performance; (3) maintenance of core processing systems availability; (4) attainment of specified purchase volume growth rates; and (5) establishment of a global integrated organization.

Under the annual incentive plan, target incentive opportunities are expressed as a percentage of base salary based on position, market pay levels and our overall compensation philosophy, which emphasizes performance. The 2008 target annual incentive awards for our named executive officers, as defined under “—Summary Compensation Table,” are as follows:

	2008 Target Award (% of base salary)	2008 Target Award ($)	2008 Maximum Award ($)
Joseph W. Saunders	250	2,375,000	4,750,000
Byron H. Pollitt	100	650,000	1,300,000
John C. (Hans) Morris	150	1,125,000	2,250,000
William M. Sheedy	75	356,300	712,500
Joshua R. Floum	100	555,000	1,110,000
John M. Partridge	150	1,125,000	2,250,000

Actual awards can range from 0% to 200% of these target awards based on actual performance results.

Long-Term Incentive Compensation

Prior to the reorganization, cash-based long-term incentive plan, or LTIP, awards were generally provided through plans maintained by Visa U.S.A. (and its majority-owned subsidiary, Inovant). Although no new cash LTIP awards will be made under these long-term cash incentive plans, the plans will remain in effect for the past awards that have not yet vested. Beginning in fiscal 2008, we intend to provide long-term incentive compensation for our employees pursuant to the Visa Inc. 2007 Equity Incentive Compensation Plan.

For our Chief Executive Officer, 2007 long-term incentive compensation was provided pursuant to his employment letter. In setting long-term incentive compensation for our Chief Executive Officer, we recognized that not only would this individual need to have the requisite skills, experience and leadership abilities to manage our complex business, but also that the individual would be asked to manage and grow our business at a time of great transition. We recognized that our Chief Executive Officer would face significantly greater risks and challenges at our company during this time of transition. Similar to the decision process for our other named executive officers, Mr. Saunders’s 2007 long-term performance bonus was determined by considering Mr. Saunders’s individual contributions to our corporate performance and success. Mr. Saunders’s compensation package reflected the transition governance committee’s belief in the importance of compensating Mr. Saunders competitively for his unique contribution to our success during this challenging transitional period. See “—Employment Arrangements.”

Visa U.S.A. Long-Term Incentive Plan. This plan is a cash-based plan, in which awards vest at the end of a three-year plan cycle. At the beginning of the plan cycle, each participant is granted a target award which, at the end of the first year, is adjusted by the human resources and compensation committee up or down, from 0% to 220%, based on the combined corporate performance of Visa U.S.A. and Inovant.

For target awards granted at the beginning of fiscal 2007 under this long-term cash incentive plan, the corporate performance metrics, weighting, target performance level and actual performance results are the same as for the Visa U.S.A. annual incentive plan described above. These performance results for fiscal 2007 resulted in a 184% adjustment to target awards for Messrs. Sheedy, Floum and Partridge.

The target award adjusted by this performance-determined ratio will be subject to vesting. This non-vested award will be automatically deferred for the remaining two years in the plan cycle and credited to an individual account that is further credited with gains or losses from certain Fidelity fund investments that the participant may select. At the end of the plan cycle, if the executive is still an employee, the award becomes vested and payable to the participant.

Visa Inc. 2007 Equity Incentive Compensation Plan. The Visa Inc. 2007 Equity Incentive Compensation Plan, which we refer to as the equity incentive plan, was adopted to award long-term compensation following the reorganization. The equity incentive plan is designed to align management interests with those of stockholders, provide opportunities for wealth creation and ownership, and encourage a long-term focus, which we believe promotes retention.

The equity incentive plan is intended to promote our long-term success and increase stockholder value by attracting, motivating and retaining our non-employee directors, officers, employees and consultants and those of our subsidiaries. To achieve this purpose, the equity incentive plan allows the flexibility to grant or award stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other equity-based awards to eligible persons, covering a total of up to 59,000,000 shares of class A common stock.

The equity incentive plan became effective in October 2007 upon the completion of the reorganization. The equity incentive plan will continue in effect until all of the common stock available under the equity incentive plan is delivered and all restrictions on those shares have lapsed, unless the plan is terminated earlier by our board of directors. No awards may be granted under the plan on or after 10 years from its effective date.

The compensation committee administers the equity incentive plan and determines, in its discretion in accordance with the plan, the non-employee directors, employees and consultants that may be granted awards under the equity incentive plan, the size and types of awards, the terms and conditions of awards, including vesting and forfeiture conditions, the timing of awards and the form and content of the award agreements.

Our compensation committee has approved the grant of stock options, restricted stock and restricted stock units immediately following the pricing of this offering to our employees (including our executive officers) and restricted stock and restricted stock units to our non-employee directors. Certain material terms of these grants are summarized in the following paragraphs. In determining the amounts of the stock option award values for our executive officers, the compensation committee considered the practices of recent comparable initial public offerings to ensure competitiveness and recognized that these were a one-time special award in connection with this offering to replace the prior cash long-term incentive plans for fiscal 2008 and to align their compensation with shareholder interests. For a discussion of the restricted stock or restricted stock units for our employees, see “—Special Bonus Program” and for our non-employee directors, see “—Director Compensation.”

The stock options will have an exercise price equal to the initial public offering price and will expire ten years from the date of grant. The stock options will generally vest in three equal installments on each of the first three anniversaries of the date of grant, subject to earlier vesting in full in the event of a termination of a grantee’s employment due to death, “disability” (as defined in the award agreement) or “retirement” (as defined in the award agreement) or a termination within two years following a “change of control” (as defined in the 2007 Equity Incentive Compensation Plan) of a grantee’s employment by us without “cause” (as defined in the award agreement) or by the grantee for “good reason” (as defined in the award agreement). Our executive officers who are party to the employment agreements described above have additional vesting rights set forth in their employment agreements as described above.

The restricted stock and restricted stock unit awards made to our executive officers in connection with the special bonus program will vest on the first anniversary of this offering (but no later than March 31, 2009), subject to earlier vesting in full in the event of a termination of a grantee’s employment due to death, “disability” (as defined in the award agreement) or “retirement” (as defined in the award agreement) or a termination within two years following a “change of control” (as defined in the 2007 Equity Incentive Compensation Plan) of a grantee’s employment by us without “cause” (as defined in the award agreement) or by the grantee for “good reason” (as defined in the award agreement). Our executive officers who are party to the employment agreements described above have additional vesting rights set forth in their employment agreements as described above.

The restricted stock and restricted stock unit awards for our non-employee directors will vest on the first anniversary of the grant date, subject to earlier vesting in full in the event of a termination of a director’s service due to death or long-term disability, our failure to nominate the director for re-election to our board of directors (other than for cause, as determined by a majority of our board of directors in accordance with our by-laws) or failure by our shareholders to elect the director to our board of directors. In addition, these awards will vest in the event of a “change of control” (as defined in the 2007 Equity Incentive Compensation Plan).

The following table sets forth the number of options, restricted stock units and shares of restricted stock granted to each of our executive officers and non-employee directors immediately following the pricing of this offering. The number of options, shares of restricted stock and restricted stock units has been calculated by dividing the total value of such awards by the fair value of the option, or shares of restricted stock or restricted stock unit, as applicable. The fair value of each option has been calculated using the Black-Scholes option-pricing model, based on the initial public offering price of our class A common stock, and using assumptions as to volatility, risk-free interest rate and dividend yield. The fair value of each share of restricted stock or restricted stock unit is the initial public offering price of our class A common stock.

Executive Officer/Director	Stock Option Awards	Value of Stock Option Awards	Value of Restricted Stock or Restricted Stock Unit Awards	Number of Shares of Restricted Stock Based on Offering Price	Number of Restricted Stock Units Based on Offering Price
Named Executive Officers
Joseph W. Saunders	719,175	$11,000,000	$475,000	10,795	—
Byron H. Pollitt	212,484	3,250,000	—	—	—
John (Hans) C. Morris	392,277	6,000,000	—	—	—
William M. Sheedy	94,800	1,450,000	354,786	8,063	—
Joshua R. Floum	156,911	2,400,000	445,917	10,134	—
John M. Partridge	353,050	5,400,000	722,184	16,413	—
Directors
Hani Al-Qadi	—	—	162,000	—	3,682
Thomas Campbell	—	—	162,000	3,682	—
Gary Coughlan	—	—	162,000	3,682	—
Mary B. Cranston	—	—	162,000	3,682	—
Charles T. Doyle	—	—	162,000	3,682	—
Francisco Javier Fernandez-Carbajal	—	—	162,000	—	3,682
Peter Hawkins	—	—	162,000	—	3,682
Suzanne Nora Johnson	—	—	162,000	3,682	—
Robert W. Matschullat	—	—	162,000	3,682	—
David I. McKay	—	—	162,000	—	3,682
Cathy Elizabeth Minehan	—	—	162,000	3,682	—
David J. Pang	—	—	162,000	—	3,682
Charles W. Scharf	—	—	162,000	3,682	—
Segismundo Schulin-Zeuthen	—	—	162,000	—	3,682
William Shanahan	—	—	162,000	3,682	—
John A. Swainson	—	—	162,000	3,682	—
Johannes (Hans) I. van der Velde	—	—	—	—	—
Other Executive Officers	235,366	3,600,000	349,017	7,932	—

Total	2,164,063	$33,100,000	$4,938,904	90,157	22,092

Special Bonus Program

Although it is not an ongoing element of our compensation plans, we instituted a special broad-based bonus program for all eligible employees at the end of fiscal 2007 to reward performance during our reorganization and to encourage all of those employees to focus on the continuing operations of each business unit while at the same time preparing the organization to become a public company and achieve the anticipated benefits of the reorganization. Under this program, Messrs. Saunders, Sheedy, Floum and Partridge each received a special cash bonus at the end of fiscal 2007, which is disclosed in the “—Bonus” column of “—Summary Compensation Table.” In determining the special bonus awards for Messrs. Sheedy, Floum and Partridge, Mr. Saunders made a subjective assessment with regard to these one-time bonus awards without taking into account any particular percentage target or external benchmark or criteria. In determining Mr. Saunders’s award under the special bonus program, the transition governance committee believed it was appropriate to award him an amount equal to 50% of his annual base salary or $475,000. Under this special bonus program, all eligible employees, including these executive officers, will receive restricted stock or restricted stock units with a value equal to the amount of his previous special cash bonus upon the successful completion of this offering.

Retirement and Other Benefits

Our benefits programs are designed to be competitive, cost-effective and compliant with local regulations. We generally target the median of the market, with flexibility to position above or below the median where local conditions dictate. It is our objective to provide core benefits, including medical, retirement, life insurance, paid time off and leaves of absence, to all employees and to allow for supplementary non-core benefits based on local market practice and local culture.

We sponsor a tax-qualified defined benefit pension plan, which we refer to as the retirement plan, and a tax-qualified defined contribution thrift plan, which we refer to as the thrift plan, to provide market driven retirement benefits to all eligible employees in the United States. We have changed the design of the defined benefit plan to a cash-balance plan effective for 2008 to better align our benefits with our peer companies and the overall market. In addition to the tax-qualified retirement plan and the thrift plan, we maintain a non-qualified excess retirement plan and a non-qualified excess thrift plan to make up for the limitations imposed on these tax-qualified plans by the Internal Revenue Code. We sponsor an unfunded non-qualified deferred compensation plan, which we refer to as the deferred compensation plan, which allows executive officers and certain other highly compensated employees to defer a portion of their annual incentive awards and their long-term cash incentive awards or sign-on bonuses to help them with tax planning and to provide competitive benefits. See “—Visa Retirement Plan,” “—Visa Thrift Plan” and “—Nonqualified Deferred Compensation.”

Perquisites and Other Personal Benefits

We may provide executive officers with perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation program to attract and retain qualified executive officers and to facilitate the performance of executive officers’ management responsibilities. As part of our reorganization and review of our overall compensation strategy, we eliminated several perquisites for our executive officers, including car allowances and financial planning, beginning in fiscal 2008. See footnote (8) to “—Summary Compensation Table.” For fiscal 2008, we also have instituted a policy that allows the Chief Executive Officer, the President, the Chief Operating Officer and other key employees or their spouses, as approved by the Chief Executive Officer, to use a corporate aircraft for limited personal use. Business priorities will always take precedence over personal usage. These employees will be responsible for all income taxes related to their personal usage.

Severance

We believe that it is appropriate to provide severance pay to executives whose employment is involuntarily terminated by us without cause, and, in some cases, voluntarily terminated by the executive for good reason, to provide transition income replacement, which will allow them to focus on our business priorities. In some cases, a severance package includes a gross-up payment relating to any parachute payment excise taxes imposed on an executive. The amount of severance pay is primarily determined based on competitive benchmarking of severance benefits for similarly-situated executives with comparable scope and responsibility in other companies. Existing severance arrangements currently vary among executive officers based on the individual agreements with the Visa entity with whom they were historically employed. On February 7, 2008, we entered into an employment agreement with Mr. Saunders, commencing upon the date immediately prior to the pricing of this offering. We intend to enter into new employment agreements with each of the other named executive officers, which will have longer terms and be more internally consistent. These new agreements will provide for a three-year employment period commencing immediately prior to the completion of this offering and will have such other terms as are customarily included in employment agreements, including severance provisions. See “—Employment Arrangements—New Employment Agreements” and “—Potential Payments Upon Termination or Change-In-Control.”

Tax Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the ability of Visa to deduct for tax purposes compensation over $1,000,000 to our principal executive officer or any one of our three highest paid executive officers, other than our principal executive officer or principal financial officer, who are employed by us on the last day of our taxable year, unless, in general, the compensation is paid pursuant to a plan that is performance related, non-discretionary and has been approved by Visa’s stockholders. No such limitation on deductibility was applicable to fiscal 2007. Compensation from awards made before our first annual meeting in 2012 under plans that existed before the closing of this offering will be exempt from the deduction limitations otherwise imposed by Section 162(m), if the plan is not materially modified during this period. The compensation committee will review and consider the deductibility of executive compensation under Section 162(m) and may authorize certain payments that will be in excess of the $1,000,000 limitation. The compensation committee believes that it needs to balance the benefits of designing awards that are tax-deductible with the need to design awards that attract, retain and reward executives responsible for the success of the company.

Executive Compensation and Director Compensation Tables

Summary Compensation Table

The following table sets forth the total compensation earned for services rendered during fiscal 2007 and fiscal 2006 by the named executive officers of Visa Inc.: (1) the current principal executive officer and principal financial officer; (2) the principal financial officer prior to the completion of the reorganization; and (3) the three other most highly compensated executive officers during fiscal 2007. For fiscal 2006 and fiscal 2007, this compensation was paid by Visa U.S.A., Visa International or Inovant, as applicable.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus(5) ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(6) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(7) ($)	All Other Compensation(8) ($)	Total ($)
Joseph W. Saunders(1) Chairman & Chief Executive Officer	2007 2006	804,519 —	10,230,514 —	— —	— —	— —	41,113 —	71,171 —	11,147,317 —

Byron H. Pollitt(2) Chief Financial Officer	2007 2006	27,083 —	250,000 —	— —	— —	— —	— —	— —	277,083 —

John C. (Hans) Morris(3) President	2007 2006	145,192 —	3,343,750 —	— —	— —	— —	5,429 —	— —	3,494,371 —

William M. Sheedy Global Head of Corporate Strategy and Business Development (former principal financial officer)	2007 2006	360,430 350,013	354,785 250,000	— —	— —	1,490,768 1,254,106	155,105 45,096	57,551 66,840	2,418,639 1,966,055

Joshua R. Floum(4) General Counsel and Corporate Secretary	2007 2006	532,104 —	445,918 —	— —	— —	2,132,372 —	84,029 —	72,922 —	3,267,345 —

John M. Partridge Chief Operating Officer	2007 2006	635,411 625,025	1,170,183 1,076,320	— —	— —	3,169,989 2,576,690	475,512 533,214	129,571 117,101	5,580,666 4,928,350

(1)	Mr. Saunders joined Visa in February 2007 and therefore earned no compensation during fiscal 2006. See the “—Director Compensation” table below for amounts paid to Mr. Saunders during fiscal 2007 while serving as a non-employee director of Visa U.S.A. and Visa International.
(2)	Mr. Pollitt joined Visa in September 2007.
(3)	Mr. Morris joined Visa in July 2007.
(4)	Mr. Floum became a named executive officer of Visa Inc. in fiscal 2007.
(5)	The amount in column (d) for 2007 for Mr. Saunders consists of a special cash bonus of $475,000 under our broad-based 2007 special bonus program, an annual incentive award of $1,062,500 paid pursuant to his executive chairman letter, an annual incentive award of $3,951,370 and a long-term incentive award of $4,741,644 paid pursuant to his letter agreement. See “—Compensation Discussion and Analysis—Executive Compensation Components—Special Bonus Program.” Each award to Mr. Saunders was determined by the transition governance committee, which was comprised of directors from each Visa region and Visa International and which led the transition to Visa Inc. The amount in column (d) for fiscal 2007 for Mr. Pollitt reflects a sign-on bonus of $250,000. The amount in column (d) for fiscal 2007 for Mr. Morris consists of a sign-on bonus of $2,500,000 and an annual incentive award of $843,750 payable pursuant to his employment agreement. The amount in column (d) for fiscal 2007 for Mr. Sheedy reflects a special cash bonus of $354,785 under our broad-based 2007 special bonus program. The amount in column (d) for fiscal 2007 for Mr. Floum reflects a special cash bonus of $445,918 under our broad-based 2007 special bonus program. The amount in column (d) for fiscal 2007 for Mr. Partridge includes an additional discretionary annual incentive award of $448,000 and a special cash bonus of $722,183 under our broad-based 2007 special bonus program.
(6)	The amounts in column (g) reflect performance-based cash awards earned under the Visa U.S.A. Annual Incentive Plan. Under the plan, Mr. Sheedy received $350,013, Mr. Floum received $695,653 and Mr. Partridge received $937,500. This column also reflects the year-one performance award under the Visa U.S.A. Long-Term Incentive Plan. Under this plan, Mr. Sheedy’s performance award was valued at $920,000, Mr. Floum’s performance award was valued at $1,196,000 and Mr. Partridge’s performance award was valued at $1,472,000. The long-term incentive plan awards for Messrs. Sheedy, Floum and Partridge will vest on September 30, 2009. The amounts in column (g) also reflect the change in market value of the unvested long-term incentive plan awards that are invested in an investment account until the end of each three-year plan cycle (Mr. Sheedy—$220,755, Mr. Floum—$240,719, Mr. Partridge—$760,489).

(7)	The amounts in column (h) reflect the actuarial increase in the present value of benefits under all pension plans. These amounts were determined using interest rate and mortality rate assumptions consistent with those used in Note 12—Pension, Postretirement and Other Benefits to the Visa U.S.A. fiscal 2007 consolidated financial statements, which are included elsewhere in this prospectus. There are no above market earnings on non-qualified deferred compensation.
(8)	The following table sets forth certain information with respect to “—All Other Compensation” reported in column (i).

(a)		(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name	Year	Auto Allowance ($)		Financial Planning ($)	Thrift Plan Match ($)	Excess Thrift Plan Contribution ($)	Companion Travel ($)	Companion Travel Tax Gross Up ($)	Executive LTD ($)	Total ($)
Joseph W. Saunders	2007	4,024	(1)	—	13,063	6,156	26,001	21,927	—	71,171
Byron H. Pollitt	2007	—		—	—	—	—	—	—	—
John C. (Hans) Morris	2007	—		—	—	—	—	—	—	—
William M. Sheedy	2007	22,800		—	20,250	11,251	—	—	3,250	57,551
Joshua R. Floum	2007	22,800		—	13,500	18,301	9,683	5,388	3,250	72,922
John M. Partridge	2007	22,800		43,040	13,500	24,001	16,296	6,684	3,250	129,571

(1)	Reflects the cost of personal use (including commuting) of a company provided car and driver. The amount in the table is determined based on the incremental cost to the company of the fuel related to the proportion of time the car was used for non-business trips and also includes the cost of the driver’s salary for the proportion of time the driver was utilized for non-business trips.

Grants of Plan-Based Awards

(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock/ Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price Of Option Awards ($/ Share)	Grant Date Fair Value of Stock & Option Awards
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Joseph W. Saunders(1)	—		—	—	—	—	—	—	—	—	—	—
Byron H. Pollitt(2)	—		—	—	—	—	—	—	—	—	—	—
John C. (Hans) Morris(3)	—		—	—	—	—	—	—	—	—	—	—
William M. Sheedy	10/1/2006 10/1/2006	(4) (5)	87,500 100,000	175,000 500,000	350,000 1,100,000	—	—	—	—	—	—	—
Joshua R. Floum	10/1/2006 10/1/2006	(4) (5)	198,756 130,000	397,513 650,000	795,026 1,430,000	—	—	—	—	—	—	—
John M. Partridge	10/1/2006 10/1/2006	(4) (5)	234,375 160,000	468,750 800,000	937,500 1,760,000	—	—	—	—	—	—	—

(1)	Mr. Saunders joined Visa in February 2007.
(2)	Mr. Pollitt joined Visa in September 2007.
(3)	Mr. Morris joined Visa in July 2007.
(4)	The amount shown in column (c) reflects the minimum payment level for the minimum performance level required under the Visa U.S.A. Incentive Plan in order to receive any payment, which is 50% of the target amount in column (d). The amount shown in column (e) is 200% of such target amount. The actual payout amount under the plan for fiscal 2007 is included in the “—Non-Equity Incentive Plan Compensation” column of “—Summary Compensation Table.”
(5)	The amount shown in column (c) reflects the minimum payment level for the minimum performance level required under the Visa U.S.A. Long-Term Incentive Plan in order to receive any payment, which is 20% of the target amount in column (d). The amount shown in column (e) is 220% of such target amount. The actual performance award earned under the plan for fiscal 2007 is included in the “—Non-Equity Incentive Plan Compensation” column of “—Summary Compensation Table.”

The proportion of total compensation in fiscal 2007 consisting of salary and bonus is displayed in the following table. However, it is important to note that because fiscal 2007 represents a year in which three new named executive officers were hired and a number of changes in our compensation plans occurred as part of the reorganization, the proportions may not be representative of our expected future compensation policies.

Name	2007 Proportion of Salary and Bonus versus Total Compensation (%)
Joseph W. Saunders	99
Byron H. Pollitt	100
John C. (Hans) Morris	100
William M. Sheedy	30
Joshua R. Floum	30
John M. Partridge	32

Pension Benefits

The table below shows the present value of accumulated benefits payable to our named executive officers, including the number of years of service credited to each executive, under the Visa Retirement Plan and the Visa Excess Retirement Plan, determined using interest rate and mortality rate assumptions consistent with those used in the consolidated financial statements of the applicable Visa entity.

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Joseph W. Saunders	Visa Retirement Plan Visa Excess Retirement Plan	0.3 0.3	11,543 29,570	— —
Byron H. Pollitt(1)	Visa Retirement Plan Visa Excess Retirement Plan	— —	— —	— —
John C. (Hans) Morris	Visa Retirement Plan Visa Excess Retirement Plan	0.2 0.2	5,381 48	— —
William M. Sheedy	Visa Retirement Plan Visa Excess Retirement Plan	14.3 14.3	332,000 302,031	— —
Joshua R. Floum	Visa Retirement Plan Visa Excess Retirement Plan	3.7 3.7	44,804 185,815	— —
John M. Partridge	Visa Retirement Plan Visa Excess Retirement Plan	8.0 8.0	1,407,939 1,007,089	— —

(1)	Mr. Pollitt joined Visa in September 2007.

Visa Retirement Plan

Under the Visa Retirement Plan, our U.S.-based employees generally earn the right to receive certain benefits upon retirement at the normal retirement age of 65, upon early retirement on or after age 55 with 10 years of service (or age 50 with 10 years of service if hired prior to October 1, 2002), or upon an earlier termination of employment if vested. Retirement benefits are calculated as the product of 1.25% times the years of service multiplied by the monthly final average earnings for the last 60 consecutive months before retirement (or the product of 46.25% times the years of service divided by 25 years, multiplied by the monthly final average earnings for the 36 highest consecutive months in the last 60 months before retirement, if hired prior to October 1, 2002). Eligible earnings include salary, overtime, shift differentials, special and merit awards and short-term incentive awards. The formula below provides an illustration of how the retirement benefits are calculated.

For employees hired prior to October 1, 2002

46.25% of monthly final average earnings	X	Completed years of benefit services, including partial year based on completed months 25 years

For employees hired after September 30, 2002

1.25%	X	Completed years of benefit services, including partial year based on completed months (up to 35 full years)	X	Monthly final average earnings

If the employee retires early between the age of 55 and 64 (or the age of 50 and 61 if hired prior to October 1, 2002) and has completed at least 10 years of service, the amount of benefits is reduced for each complete year an employee begins receiving early retirement benefits before the age of 65 (or the age of 62 if hired prior to October 1, 2002). If the employee retires prior to becoming eligible for early or normal retirement, the amount of benefits is actuarially reduced and is generally not as large as if the employee had continued employment until his or her early or normal retirement date.

The Visa Retirement Plan will begin transitioning to cash balance benefits effective January 1, 2008. Under the cash balance benefit accrual formula, 6% of an employee’s eligible monthly pay will be credited each month to the employee’s notional cash balance account, along with interest each month on the account balance at an annualized rate equal to the 30 year U.S. Treasury Bond average annual interest rate for November of the previous calendar year.

The change to a cash balance benefit formula will take effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the current Visa Retirement Plan benefit formula will be grandfathered for a three-year period and grandfathered employees will continue to accrue benefits under their current Visa Retirement Plan benefit formula described above. Their accrued benefits at December 31, 2010 (the last day of the grandfathered period) or the date they terminate employment, if earlier, will be preserved. After that date, employees will not accrue any additional benefits under the current Visa Retirement Plan benefit formulas and all future benefit accruals will be under the cash balance benefit formula.

Currently accrued benefits under the Visa Retirement Plan become 100% vested and nonforfeitable after three years of service.

Visa Excess Retirement Plan

To the extent that an employee’s annual retirement income benefit under the plan exceeds the limitations imposed by the Internal Revenue Code, such excess benefit is paid from Visa’s nonqualified, unfunded, noncontributory Visa Excess Retirement Plan. The vesting provisions of, and formula used to calculate the benefit payable pursuant to, the Visa Excess Retirement Plan are generally the same as those of the Visa Retirement Plan described above, in which benefits are calculated without regard to the Internal Revenue Code tax-qualified plan limits and then offset for benefits paid under the qualified plan.

Nonqualified Deferred Compensation

Pursuant to the Visa Deferred Compensation Plan, eligible U.S.-based employees, including our executive officers, may defer all or a portion of their annual or long-term cash incentive award or sign-on bonus. In addition, we have an Excess Thrift Plan, which is a nonqualified noncontributory retirement savings plan for employees who exceed the Internal Revenue Code limits under the Thrift Plan, in which we continue to provide the matching contribution.

(a)		(b)	(c)	(d)	(e)	(f)
Name	Plan Name	Executive Contributions in Last FY ($)(3)	Registrant Contributions in Last FY ($)(4)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Joseph W. Saunders	Excess Thrift Plan Deferred Compensation Plan	— —	6,156 —	241 —	— —	6,397 —
Byron H. Pollitt(1)	Excess Thrift Plan Deferred Compensation Plan	— —	— —	— —	— —	— —
John C. (Hans)Morris(2)	Excess Thrift Plan Deferred Compensation Plan	— —	— —	— —	— —	— —
William M. Sheedy	Excess Thrift Plan Deferred Compensation Plan	— —	11,251 —	9,815 —	— —	70,242 —
Joshua R. Floum	Excess Thrift Plan Deferred Compensation Plan	— 948,685	18,301 —	7,168 93,761	— —	74,583 1,461,121
John M. Partridge	Excess Thrift Plan Deferred Compensation Plan	— 2,557,474	24,001 —	118,184 678,501	— —	432,999 6,816,975

(1)	Mr. Pollitt joined Visa in September 2007.
(2)	Mr. Morris joined Visa in July 2007.
(3)	The amount in column (b) for Mr. Partridge is a deferral of 60% of his long-term cash incentive award earned for the 2005-2007 LTIP cycle. $728,064 of the amount for Mr. Floum represents a deferral of 60% of his LTIP award earned for the 2005-2007 LTIP cycle, and $220,621 represents a deferral of 30% of his annual incentive award for fiscal 2006.
(4)	The amounts in column (c) reflect the contribution to the Excess Thrift Plan for each named executive officer by Visa U.S.A., Visa International and Inovant, as applicable. These amounts are also reported in the “—All Other Compensation” column of “—Summary Compensation Table.”

The table below shows the funds available under the Visa Deferred Compensation Plan and the Excess Thrift Plan and their annual rate of return for fiscal 2007, as reported by the administrator of the plan.

Name of Fund	Rate of Return (%)
Alger Capital Appreciation Institutional Fund-Institutional Class(1)	38.75
Dodge & Cox Income(2)	5.10
Dodge & Cox International Stock(3)	25.26
Dreyfus Founders Discovery Fund-Class F(4)	20.81
Fidelity Balanced Fund	16.40
Fidelity Low-Priced Stock Fund	16.68
Fidelity Retirement Money Market Portfolio	5.16
Janus Overseas Fund	50.18
PIMCO Total Return Fund-Admin Class(1)	5.67
Spartan U.S. Equity Index Fund-Investor Class	16.37
T. Rowe Price Equity Income(2)	14.56
T. Rowe Price Financial Services Fund(1)	7.88
TCW Select Equities Instl(2)	18.88
Templeton Foreign Fund-Class A(4)	25.56
Columbia Acorn Z	19.80

(1)	This fund is not available under the Excess Thrift Plan.
(2)	This fund is not available under the Visa Deferred Compensation Plan.
(3)	This fund is available under both plans, effective July 2007.
(4)	This fund is no longer available under the plans, effective July 2007.

Visa Deferred Compensation Plan

Under the terms of the Visa Deferred Compensation Plan, participants are able to defer up to 100% of their incentives or signing bonuses, if they submit a qualified deferral election. Benefits under the Visa Deferred Compensation Plan will be paid based on one of three distribution dates or events previously elected by the participant: (a) immediately upon, or up to five years following, retirement; (b) immediately upon, or the January following, termination; or (c) optionally, in January in a specific year while actively employed. However, upon a showing of financial hardship and receipt of approval from the plan administrators, an executive officer may be allowed to access funds in his deferred compensation account earlier than his existing distribution election(s). Benefits can be received either as a lump sum payment or in annual installments, except in the case of pre-retirement termination, in which case the participant must receive the benefit in a lump sum. Participants are always fully vested in their deferrals under the Visa Deferred Compensation Plan. Upon termination of the Visa Deferred Compensation Plan within 12 months of our “change of control,” participants’ benefits under the Visa Deferred Compensation Plan will be paid immediately in a lump sum. The reorganization was not considered a change of control under the Visa Deferred Compensation Plan.

Visa Thrift Plan and Visa Excess Thrift Plan

The Visa Thrift Plan is a tax-qualified 401(k) retirement savings plan pursuant to which all U.S. employees of Visa are able to contribute the lesser of up to 50%, or 13% for highly compensated employees, of their covered pay (base salary plus one-half of any sales commissions) up to the limit prescribed by the Internal Revenue Service to the Visa Thrift Plan on a pre-tax basis. Employees also have the option of contribution on an after-tax basis from 1% up to 50%, or 13% for highly compensated employees, of salary or a combination of pre-tax and after tax contributions that do not exceed 50%, or 13% for highly compensated employees, of salary and Internal Revenue Code limits. The maximum pre-tax amount an employee may contribute to the Visa Thrift Plan annually is restricted by the Internal Revenue Code. If an employee reaches this limit during the calendar year, an employee may continue to make contributions to the Visa Thrift Plan on an after-tax basis.

We will match 200% of the first 3% of pay that is contributed to the Visa Thrift Plan or 300% of the first 3% of pay if the employee has at least 10 years of service with Visa. All employee contributions to the Visa Thrift Plan are fully vested upon contribution, and the matching contributions vest incrementally over three years, 20% after one year, 40% after two years, and 100% after three years.

Because the Internal Revenue Code limits the maximum amount a company and an employee can contribute to an employee’s Thrift Plan account each year, we continue to provide the matching contribution, after the applicable Internal Revenue Code limits are reached, to the Visa Excess Thrift Plan, which is a nonqualified noncontributory retirement savings plan. Employees are eligible to participate in the Visa Excess Thrift Plan if their covered pay is greater than the Internal Revenue Code pay cap or if the total of their contributions and Visa U.S.A. or Inovant’s matching contributions to the Visa Thrift Plan exceed the Internal Revenue Code benefit limit. The features of the Visa Excess Thrift Plan are generally the same as under the Visa Thrift Plan, except benefits cannot be rolled over to an IRA or another employer’s qualified plan.

Employment Arrangements

Set forth below is a description of the employment arrangements that currently exist between us and each of our named executive officers. These historic arrangements vary among the executives based on the individual agreement with the Visa entity with which each named executive officer was historically employed and, in the case of Mr. Saunders, based on the circumstances under which he transitioned into his position as Chairman and Chief Executive Officer, as described below. On February 7, 2008, we entered into an employment agreement with Mr. Saunders, commencing upon the date immediately prior to the pricing of this offering. We intend to enter into new employment agreements with each of the other named executive officers, which will have longer terms and be more internally consistent. See “—New Employment Agreements.”

Mr. Saunders

On February 12, 2007, Joseph W. Saunders executed an offer letter with Visa International, which we refer to as the executive chairman letter, pursuant to which he agreed to serve as: (i) Executive Chairman of the transition governance committee (which was comprised of directors from each Visa region and Visa International and which led our reorganization); (ii) a director of Visa Inc. (upon its formation); and (iii) Interim Chief Executive Officer Pro Tempore of Visa Inc. Pursuant to the executive chairman letter, Mr. Saunders received: (1) an annual base salary of $500,000; and (2) $100,000 for each month in which he served as Interim Chief Executive Officer Pro Tempore of Visa Inc. In his role as Executive Chairman, Mr. Saunders was eligible for a performance bonus equal to 100%–250% of his annual base compensation earned.

On June 4, 2007, Mr. Saunders executed a new offer letter with Visa International, which we refer to as the letter agreement, pursuant to which he agreed to serve as our Chairman and Chief Executive Officer until May 15, 2009, subject to extension by the Visa Inc. board of directors. Mr. Saunders has also agreed to serve as Chairman of our board of directors through at least 90 days following this offering. The letter agreement superceded the executive chairman letter in all respects.

Under the letter agreement, Mr. Saunders receives an annual base salary of $950,000 and is eligible for an annual performance bonus, with a target annual bonus of 200%–300% of his annual base salary. This agreement provided for a minimum annual bonus of 250% of his annual base salary for fiscal 2007. Mr. Saunders was eligible to receive a maximum of 200% of his target annual bonus (in this case 200% of 300%, totaling 600%, of his annual base salary) for fiscal 2007. Within this eligible range of 250%–600% of base salary, the transition governance committee awarded Mr. Saunders an annual bonus of 500% of his base salary (calculated on September 26, 2007 based on his estimated base salary of $790,274 for fiscal 2007), which equaled $3,951,370. In determining this award, the transition governance committee noted that virtually all of Mr. Saunders’s performance metrics had been met or exceeded. In particular, under his leadership Visa was able to complete the reorganization substantially ahead of its internal schedule. Other performance metrics that were contained in his letter agreement and factored into the award included: (i) the unanimous approval of the definitive agreements by the Visa International board and each of the regional boards in June 2007; (ii) the filing of the Form S-4 registration statement in June 2007 and effectiveness of the registration statement in September 2007; (iii) the recruitment of the Visa Inc. independent directors and selection of the financial institution directors in a timely fashion, enabling the slate of directors to be unanimously approved by the transition governance committee and the Visa International and Visa U.S.A. boards of directors in August 2007; (iv) the effective completion of the Visa Inc. organizational structure and the executive leadership team (with only the chief marketing officer position open at the end of September 2007); (v) the creation of the fiscal 2008 budget; (vi) the approval of the 2007 Visa Inc. Equity Incentive Compensation Plan, including the share reserve; and (vii) the approval of the Visa Inc. compensation philosophy and director compensation by the transition governance committee. Mr. Saunders’s annual bonus for fiscal 2007 is reported in “—Summary Compensation Table.”

For fiscal 2008, the compensation committee has established his target annual bonus at 250% of base salary.

Mr. Saunders’s letter agreement also provides that he is eligible for a long-term performance bonus in an amount equal to 500%–600% of his annual base compensation. This range of 500%–600% was determined based on peer group compensation information from Towers Perrin, our executive compensation consultant. As a result of Mr. Saunders’s achievements for fiscal 2007, as outlined above, the transition governance committee determined to award him the maximum long-term performance bonus of 600% of his base salary (calculated on September 26, 2007 based on his estimated base salary of $790,274 for fiscal 2007), which equaled $4,741,644. Mr. Saunders’s long-term incentive award for fiscal 2007 will become vested and payable in cash in 2009 and is reported in “—Summary Compensation Table.” For fiscal 2008 and beyond, his actual long-term bonus will be decided by the compensation committee, in its discretion. Mr. Saunders must be in active working status to receive such a bonus, except as described under “—Potential Payments Upon Termination or Change-in-Control.” Either Mr. Saunders or we may terminate Mr. Saunders’s employment at any time subject to payment of the required severance as described below in the case of an involuntary termination.

Mr. Pollitt

On August 28, 2007, Byron H. Pollitt executed an offer letter, dated August 21, 2007, from Visa Inc., pursuant to which Mr. Pollitt agreed to serve as Chief Financial Officer of Visa Inc., beginning in September 2007.

Mr. Pollitt receives an annual base salary of $650,000 and received a one-time sign-on bonus of $250,000. Mr. Pollitt is also eligible to participate in the Visa Incentive Plan for fiscal 2008, with a target annual bonus opportunity of 100% of his annual base salary and a maximum annual bonus opportunity of 200% of his annual base salary. The annual bonus earned by Mr. Pollitt will be payable in December 2008. Mr. Pollitt will also be eligible for a long-term performance bonus, with a fiscal 2008 target long-term bonus value of $1,500,000, and his actual long-term bonus value will be determined based on an evaluation of Mr. Pollitt’s performance by our Chief Executive Officer, subject to approval by the compensation committee. Mr. Pollitt will also receive a long-term award of $1,750,000, which will be payable in shares of Visa Inc. common stock, if approved by our board of directors. If our board of directors deems payment of this long-term award in stock impractical, this award will be paid in cash. Either Mr. Pollitt or we may terminate Mr. Pollitt’s employment at any time subject to any payment of the required severance as described below in the case of an involuntary termination.

Mr. Morris

On June 26, 2007, John C. (Hans) Morris executed an offer letter, dated June 20, 2007, from Visa Inc., which Mr. Morris agreed to serve as President of Visa Inc., beginning July 23, 2007.

Mr. Morris receives an annual base salary of $750,000. Mr. Morris also received a one-time sign-on bonus of $2,500,000, which will be forfeited in full or in part unless Mr. Morris remains employed with Visa Inc. for a term of four years. Mr. Morris is also eligible to participate in the Visa Incentive Plan, with a target bonus opportunity of 150% of his annual base salary and a maximum annual bonus opportunity of 300% of annual base salary. For fiscal 2007, Mr. Morris received a bonus of $843,750. Mr. Morris will also be eligible for a long-term performance bonus, with a fiscal 2008 target long-term bonus value of $6,000,000. His total fiscal 2008 target long-term bonus will be comprised of a special one-time fiscal 2008 award of $2,000,000 and a regular annual long-term target award of $4,000,000. While for 2008 and thereafter, Mr. Morris’s annual long-term target award will be $4,000,000, the actual amount of Mr. Morris’ annual long-term award will be determined each year based on our Chief Executive Officer’s evaluation of Mr. Morris’s performance, subject to approval by the compensation committee. All or a portion of this award may be payable in shares of Visa Inc. common stock as approved by the board of directors. In addition, to assist Mr. Morris with his relocation to the San Francisco area, we will provide Mr. Morris with: (i) payment of temporary living expenses for up to six months; and (ii) fifty round trip airline tickets for travel between San Francisco and the east coast during the one year period following commencement of his employment.

Either Mr. Morris or we may terminate Mr. Morris’s employment at any time subject to any payment of the required severance as described below in the case of an involuntary termination.

Mr. Partridge

Pursuant to the employment agreement between Inovant and John M. Partridge, dated as of October 1, 2004, Mr. Partridge agreed to serve as the President and Chief Executive Officer of Inovant. In addition, Mr. Partridge was appointed Chief Operating Officer of Visa Inc. in connection with the reorganization.

Under the agreement, Mr. Partridge received an annual base salary of $625,000, which was increased to $750,000 effective September 1, 2007. Mr. Partridge was eligible for an annual performance bonus with a target of 75% of his base salary for fiscal 2007, which was increased to 150% of his base salary for fiscal 2008.

The agreement terminates on December 31, 2009, subject to extension by Visa under certain circumstances. Mr. Partridge has agreed to an 18 month non-solicitation period upon cessation of employment.

New Employment Agreements

Mr. Saunders. On February 7, 2008, we entered into an employment agreement with Mr. Saunders pursuant to which Mr. Saunders will serve as our Chairman and Chief Executive Officer and as a member of our board of directors. Mr. Saunders’s employment agreement will be for a period of three years, commencing upon the date immediately prior to the pricing of this offering and ending on the third anniversary thereof, subject to automatic one-year extensions on each anniversary of the agreement after the third anniversary, unless either party gives 90-days notice of its intention not to renew the employment period. The employment period will terminate automatically upon Mr. Saunders’s termination of employment for any reason. During the employment period, Mr. Saunders will receive an annual base salary of at least $950,000 and, with respect to each fiscal year during the employment period, Mr. Saunders is eligible for an annual incentive payment, with a target incentive payment of no less than 250% of his annual base salary and a maximum incentive payment of no less than 500% of his annual base salary. Mr. Saunders’s annual base salary, target incentive payment percentage and maximum incentive payment percentage are subject to annual review by our compensation committee for increase, but not decrease. With respect to each fiscal year during the employment period, Mr. Saunders will be eligible to receive a long-term incentive award with a target value that is no less than 500% of his annual base salary. During the employment period, Mr. Saunders will be entitled to employee benefits and fringe benefits on a basis no less favorable than those provided to our other executive officers and perquisites on a basis that is no less favorable than those provided to him immediately prior to the employment period.

If, during the employment period, Mr. Saunders’s employment is terminated by us without “cause” or by Mr. Saunders for “good reason” (each as defined in his employment agreement), Mr. Saunders is entitled to receive (i) certain accrued payments and benefits, (ii) (x) if the termination occurs during the post-initial public offering reliance period for purposes of Section 162(m) of the Internal Revenue Code, a pro-rata annual incentive payment based on his target annual incentive payment and (y) if the termination occurs after such period, a pro-rata annual incentive payment based on our actual performance and (iii) a lump sum cash payment equal to three times the sum of his annual base salary and target annual incentive payment. In addition, upon such a termination Mr. Saunders and his spouse will be entitled to continued health care benefits (or supplemental coverage to Medicare, as applicable) for the remainder of their lives, which will be provided to them through a combination of continued coverage under our plans and cash payments and Mr. Saunders’s equity-based compensation awards will be treated as follows:

•	all stock options held by Mr. Saunders that are outstanding as of the date of termination will vest in full and become immediately exercisable for the remainder of their term;

•

all equity-based compensation awards (other than stock options) held by Mr. Saunders that are outstanding as of the date of termination which (i) were granted to Mr. Saunders during the post-initial public offering reliance period for purposes of Section 162(m) of the Internal Revenue Code or (ii) which were otherwise not intended to satisfy the “qualified performance-based” exception of Section 162(m) of the Internal Revenue Code, will vest in full and all restrictions on these awards will lapse;

•

all equity-based compensation awards (other than stock options) held by Mr. Saunders that are outstanding as of the date of termination which (i) were granted to Mr. Saunders following the post-initial public offering reliance period for purposes of Section 162(m) of the Internal Revenue Code and (ii) are intended to satisfy the “qualified performance-based” exception of Section 162(m) of the Internal Revenue Code will remain outstanding and continue to vest (or be forfeited) in accordance with the terms of the applicable award agreement; and

•

any cash-based long-term incentive awards which were granted to Mr. Saunders prior to the employment period will vest in full and amounts in respect of these awards will be paid to him on the date they would have otherwise been paid if he remained employed with us.

To receive these severance benefits, Mr. Saunders is required to execute a general release of claims against Visa. The pro-rata incentive payment and lump-sum severance payments and payments in respect of certain of

Mr. Saunders’ equity-based compensation awards may be delayed for six months following his “separation from service” with us if necessary to comply with Internal Revenue Code Section 409A, and any delayed cash payments will accrue interest at the then-applicable federal rate.

Mr. Saunders is entitled to a tax gross-up payment to make him whole for any excise tax imposed under Internal Revenue Code Section 4999 on change-in-control severance payments or benefits received by Mr. Saunders, unless the value of the payments and benefits does not exceed 110% of the greatest amount that could be paid to him without incurring the excise tax, in which case the payments and benefits will be reduced below the greatest amount that could be paid to him without incurring the excise tax.

We are also required to reimburse Mr. Saunders for any legal fees and expenses that he may reasonably incur in connection with any dispute involving the agreement provided that he prevails on any material issue in such dispute. Mr. Saunders’s employment agreement contains restrictive covenants, which prohibit him from disclosing confidential information obtained while employed by us and from soliciting our employees and customers during the employment period and for the one-year period following termination of his employment.

Other Executive Officers. We intend to enter into employment agreements with each of Messrs. Partridge, Morris, Pollitt and Floum pursuant to which the executives agreed to serve following this offering as Chief Operating Officer, President, Chief Financial Officer and General Counsel and Corporate Secretary respectively. Each of the executives’ employment agreements will be for a period of three years, commencing upon the date immediately prior to the pricing of this offering and ending on the third anniversary thereof, subject to automatic one-year extensions on each anniversary of the agreement after the third anniversary, unless either party gives 90-days notice of its intention not to renew the employment period. However, in the event we experience a “change of control” (as defined in the 2007 Equity Incentive Compensation Plan) during the employment period, the employment period will be the longer of the then-remaining period or the two-year anniversary of such change of control. The employment period will terminate automatically upon the executive’s termination of employment for any reason. The annual base salary for each of Messrs. Partridge, Morris, Pollitt and Floum during the term of the executive’s employment, will be at least $750,000, $750,000, $ 650,000 and $555,000, respectively. In addition, with respect to each fiscal year during the employment period, each of Messrs. Partridge, Morris, Pollitt and Floum will be eligible to receive an annual incentive payment with a target incentive opportunity that is no less than 150%, 150%, 100% and 100%, respectively, of the executive’s annual base salary. The executives’ annual base salaries and target incentive payment percentages are subject to annual review by our compensation committee for increase, but not decrease. With respect to each fiscal year during the applicable employment period, each of Messrs. Partridge, Morris, Pollitt and Floum will be eligible to receive an annual long-term incentive award with a target value that is no less than $3,000,000, $4,000,000, $1,500,000 and $1,000,000, respectively. During the employment period, each executive will also be entitled to employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to our other executive officers.

Pursuant to the terms of their employment agreements, if, during the employment period, the employment of any of Messrs. Partridge, Morris, Pollitt and Floum is terminated by us without “cause” (as defined in the agreements) or by the applicable executive for “good reason” (as defined in the agreements, which provide that the executives may only terminate their employment for good reason during the two-year period following a change in control), the executives are entitled to receive (i) certain accrued payments and benefits, (ii) a pro-rata annual incentive payment determined and payable in the same manner as Mr. Saunders’s pro-rata annual incentive payment and (iii) a lump sum cash payment equal to two times the sum of his annual base salary and target annual incentive payment. In addition, upon such a termination, the executive and his or her eligible dependents will be entitled to continued health care benefits for two years following termination of their employment, which will be provided through a combination of continued coverage under our plans and cash payments and the executives’ equity-based and cash long-term incentive plan compensation awards will be treated in substantially the same manner as Mr. Saunders’s awards. Mr. Morris will also vest in the $2,500,000 sign-on bonus paid to him pursuant to his executed offer letter dated June 20, 2007.

To receive these severance benefits, the applicable executive is required to execute a general release of claims against Visa. The pro-rata incentive payment and lump-sum severance payments and payments in respect of certain of the executives’ equity-based compensation awards may be delayed for six months following the executive’s “separation from service” with us if necessary to comply with Internal Revenue Code Section 409A, and any delayed cash payments will accrue interest at the then-applicable federal rate.

Each of the executives is entitled to a tax gross-up payment to make him whole for any excise tax imposed under Internal Revenue Code Section 4999 on change-in-control severance payments or benefits received by the executive, unless the value of the payments and benefits does not exceed 110% of the greatest amount that could be paid to him without incurring the excise tax, in which case the payments and benefits will be reduced below the greatest amount that could be paid to him without incurring the excise tax.

We are also required to reimburse each of the executives for any legal fees and expenses that he may reasonably incur in connection with any dispute involving the agreement provided that he prevails on any material issue in such dispute. The employment agreements contain restrictive covenants, which prohibit the executives from disclosing confidential information obtained while employed by us and from soliciting our employees and customers during the employment period and for the one-year period following termination of employment.

Potential Payments Upon Termination or Change-in-Control

Mr. Saunders

Following termination of Mr. Saunders’s employment without cause (as defined in his offer letter), Mr. Saunders and his spouse will be eligible for health benefits through the earlier of his eligibility for health benefits from another employer or age 65. Mr. Saunders will be required to pay that portion of the cost of these benefits that is paid by active employees. Additionally, in the event Mr. Saunders’s employment is involuntarily terminated without cause or due to disability prior to May 15, 2009, Mr. Saunders or his beneficiaries will receive as severance: (a) a lump sum payment equal to two years’ base salary plus two times his target annual performance bonus (at 250% of his base salary) for the year of termination; and (b) the full value of any long-term performance bonus he would otherwise have received during the two-year period following his termination, payable at the time long-term bonuses are payable to active employees. Payment of Mr. Saunders’s severance may be delayed for six months following his termination if necessary to avoid a violation of Internal Revenue Code Section 409A. To receive these severance benefits, Mr. Saunders is required to execute a general release of all claims against Visa. In the event that payments made to Mr. Saunders upon his termination of employment are subject to the excise tax imposed on excess parachute payments under the Internal Revenue Code, he will receive an additional amount to place him in the same after-tax position as if this excise tax did not apply to those payments.

Messrs. Saunders, Pollitt, Morris, Sheedy, Floum and Partridge

Payments Made Upon Termination. Regardless of the manner in which Messrs. Saunders’s, Pollitt’s, Morris’s, Sheedy’s, Floum’s or Partridge’s employment terminates, each executive may be entitled to receive amounts earned during his term of employment. Such amounts include:

•	awards earned under the annual incentive plan during the fiscal year;

•	grants pursuant to the long-term cash incentive plan for the most recently completed cycle (other than Mr. Saunders whose benefits are described above);

•	amounts contributed under the Visa Thrift Plan and the Visa Deferred Compensation Plan;

•	amounts vested under the Visa Excess Thrift Plan;

•	unused paid time off; and

•	amounts accrued and vested through our Visa Retirement Plan and Visa Excess Retirement Plan.

Payments Made Upon Retirement. In the event of the retirement of Messrs. Saunders, Pollitt, Morris, Sheedy, Floum and Partridge, assuming each executive was eligible for early or normal retirement, in addition to the items identified above:

•

each executive officer (other than Mr. Saunders whose benefits are described above) is entitled to receive a prorated share of each outstanding long-term cash incentive plan cycle upon the completion of such cycle; and

•	each executive will continue to receive health and welfare benefits until he reaches age 65 and will receive health and welfare benefits for his dependants, as applicable.

Payments Made Upon Involuntary Not For Cause Termination. Messrs. Pollitt, Morris, Sheedy and Floum participate in the Visa Inc. Severance Benefit Plan. In the event of the involuntary termination of any such executive officers not for “cause,” in addition to the items identified above:

•	each executive officer will receive a lump sum severance payment equivalent to 18 months of base salary and target annual bonus;

•

each executive officer will continue to receive health and welfare benefits through the earlier of the time when the executive becomes covered by another employer’s health and welfare plans, or the completion of the severance period;

•	each executive officer will continue to receive life insurance coverage for one year;

•

each executive officer, if applicable, will be entitled to receive a lump sum amount representing a pro rata portion of each outstanding long-term cash incentive plan cycle through the severance period and a lump sum amount representing a pro rata portion (or, in the case of Mr. Floum, a full payment) of any other outstanding grant under the long-term cash incentive plan;

•	each executive officer will be entitled to receive outplacement services; and

•	each executive officer will be credited with additional years of service, equal to the severance period, for purposes of retirement vesting or early retirement eligibility, if applicable.

Mr. Partridge is covered by the severance provisions of his individual employment agreement and not this plan.

Payments Made Upon Death or Disability. In the event of the death or disability of Messrs. Pollitt, Morris, Sheedy, Floum or Partridge, in addition to the benefits listed under “—Payments Made Upon Termination” and “—Payments Made Upon Retirement,” each executive officer (or his estate) will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. Under the terms of the Visa Thrift Plan and Visa Excess Thrift Plan, if an employee is terminated as a result of disability or death, the unvested portion of such employee’s plan balance becomes due to the employee or their designated beneficiary.

Payments Made Upon a Change-in-Control

If there is a change of control of Inovant, in which Mr. Partridge is not retained as Chief Executive Officer or is either terminated by Visa without cause or quits for good reason within six months thereafter, all outstanding long-term incentive plan awards will have their vesting accelerated in full, and his award for the fiscal year in which the event occurs will be subject to pro rata acceleration of vesting. Neither the reorganization nor this offering constitute a change of control for this purpose.

In the event that payments made to Mr. Partridge upon his termination of employment are considered “parachute” payments and result in an excise tax, he will receive an additional amount equal to the excise tax on such “parachute” payments and on such additional amount itself.

In the event that payments made to Messrs. Pollitt, Morris, Sheedy or Floum upon their termination of employment may be considered “parachute” payments, each of these executive officers will receive the greater of the net amount they would retain after excise taxes are imposed upon their excess parachute payments or the maximum severance payment allowed without triggering a parachute payment.

Quantification of Termination Payments and Benefits

The tables below reflect the amount of compensation that would be paid to each of our named executive officers in the event of termination of such executive officer’s employment under various scenarios. The amounts shown assume that such termination was effective as of September 30, 2007 and include estimates of the amounts which would be paid to each executive officer upon such executive officer’s termination. The tables only include additional benefits that result from the termination and do not include any amounts or benefits earned, vested, accrued or owing under any plan for any other reason. See “—Grants of Plan-Based Awards,” “—Pension Benefits” and “—Nonqualified Deferred Compensation.” Payments that would be made over a period of time have been estimated as the lump sum present value using 120% of the Applicable Federal Rate (with the exception of the Retirement Plan benefit). The actual amounts to be paid can only be determined at the time of such executive officer’s separation from Visa.

Mr. Saunders

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination or Voluntary Good Reason Termination ($)	Involuntary Not For Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)		Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	4,306,888	4,306,888		4,741,644	—
Thrift Plan (unvested)	—	—		13,286	13,286
Excess Thrift Plan (unvested)	—	—		6,397	6,397
Health and Welfare Benefits	56,919	56,919		56,919	56,919
Disability Income	—	—		1,107,526	—
Excise Tax Gross-Up	—	4,586,097	(1)	—	—
Cash Severance	6,650,000	6,650,000		6,650,000	—
Outplacement	—	—		—	—

Total	11,013,807	15,599,904		12,575,772	76,602

(1)	The excise tax gross-up at September 30, 2007 is dependent in large part on a five-year historical compensation average. During this five-year period (2001 to 2006), Mr. Saunders received fees as a non-employee director but was not receiving compensation as the Chief Executive Officer or otherwise as an employee. Excise tax is generally triggered when payments contingent on a change in control exceed three times this historical average. Accordingly, Mr. Saunders’s unusually low five-year historical average compensation in comparison with Mr. Saunders’s current compensation results in a substantial excise tax gross-up. In future years, as the five-year average begins to reflect actual compensation as the Chief Executive Officer, the excise tax gross-up is expected to diminish.

Mr. Pollitt

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	—	—	—
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	2,058,747	—
Excise Tax Gross-Up	—	—	—
Cash Severance	1,950,000	—	—
Outplacement	45,000	—	—

Total	2,025,019	2,098,248	10,216

Mr. Morris

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	—	—	—
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	3,169,440	—
Excise Tax Gross-Up	—	—	—
Cash Severance	2,250,000	—	—
Outplacement	45,000	—	—

Total	2,325,019	3,208,941	10,216

Mr. Sheedy

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	2,009,528	1,135,241	1,135,241
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	3,930,216	—
Excise Tax Gross-Up	—	—	—
Cash Severance	1,068,750	—	—
Outplacement	45,000	—	—

Total	3,153,297	5,104,958	1,145,457

Mr. Floum

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	2,382,572	1,322,603	1,322,603
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	3,095,542	—
Excise Tax Gross-Up	—	—	—
Cash Severance	1,456,875	—	—
Outplacement	45,000	—	—

Total	3,914,466	4,457,646	1,332,819

Mr. Partridge

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination or Voluntary Good Reason Termination ($)	Involuntary Not For Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	3,543,050	3,863,368	3,543,050	3,543,050
Thrift Plan (unvested)	—	—	—	—
Excess Thrift Plan (unvested)	—	—	—	—
Health and Welfare Benefits	36,125	36,125	39,501	36,125
Disability Income	—	—	1,662,143	—
Excise Tax Gross-Up	—	—	—	—
Cash Severance	1,865,231	1,865,231	1,865,231	1,865,231
Outplacement	—	—	—	—
Total	5,444,406	5,764,724	7,109,925	5,444,406

Director Compensation

The following table sets forth information concerning the total compensation paid to the current directors of Visa Inc. by Visa International, any unincorporated region of Visa U.S.A., Visa International, Inovant or Visa Canada during fiscal 2007 for their respective service on the board of directors of such entities, as applicable. The compensation amounts presented in the table below are historical and are not indicative of our future director compensation.

(a)	(b)		(c)	(d)	(e)	(f)	(g)		(h)
Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-qualified Deferred Compensation ($)	All Other Compensation ($)		Total ($)
Joseph W. Saunders	34,500	(1)	—	—	—	—	—		34,500
Hani Al-Qadi	22,500	(2)	—	—	—	—	—		22,500
Charles T. Doyle	369,375	(3)	—	—	—	—	—		369,375
Peter Hawkins	296,241	(4)	—	—	—	—	—		296,241
David I. McKay	45,000	(5)	—	—	—	—	—		45,000
Charles W. Scharf	110,750	(6)	—	—	—	—	—		110,750
Segismundo Schulin-Zeuthen	647,504	(7)	—	—	—	—	21,000	(10)	668,504
John A. Swainson	335,250	(8)	—	—	—	—	—		335,250
Johannes (Hans) I. van der Velde	147,500	(9)	—	—	—	—	—		147,500

(1)	Represents (i) $15,000 retainer and meeting fees for service on the Visa International board of directors; and (ii) $19,500 retainer and meeting fees for service on the Visa U.S.A. board of directors. Mr. Saunders was Visa Inc.’s sole director during fiscal 2007. He did not receive payment for his service on our board of directors
(2)	Represents meeting fees for service on the Visa CEMEA board of directors.
(3)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; (ii) $71,250 retainer and meeting fees, $40,625 additional fees paid in connection with our reorganization and $110,000 retainer fees for services on the transition governance committee, all of which were paid by, and in connection with services to, the Visa U.S.A. board of directors; and (iii) $32,500 retainer and meeting fees for service on the Inovant board of directors.
(4)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; and (ii) $181,241 retainer and meeting fees for service on the Visa AP board of directors.
(5)	Represents meeting fees for service on the Visa International board of directors. Mr. McKay did not receive payment for his service on Visa Canada’s board of directors.
(6)	Represents $73,750 retainer and meeting fees and $37,000 additional fees paid in connection with our reorganization for service on the Visa U.S.A. board of directors.
(7)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; (ii) $500,004 retainer fees for services on the transition governance committee, which were paid by, and in connection with services to, the Visa LAC board of directors; and (iii) $32,500 retainer and meeting fees for service on the Inovant board of directors.
(8)	Represents $223,500 retainer and meeting fees and $111,750 additional fees paid in connection with our reorganization for service on the Visa U.S.A. board of directors.
(9)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; and (ii) $32,500 retainer and meeting fees for service on the Inovant board of directors.
(10)	Represents $21,000 for director fees paid to Mr. Schulin-Zeuthen in his capacity as a director of InterAmerica Overseas Limited, a Cayman Islands membership corporation owned by approximately 145 Visa LAC affiliated members. In addition to Mr. Schulin-Zeuthen, all but two directors on the regional board of Visa LAC also serve on the board of InterAmerica Overseas Limited. InterAmerica Overseas Limited is in the process of winding-up its business.

Pursuant to our director compensation program, we use a combination of cash and equity-based compensation to attract and retain non-employee directors and to compensate directors for their service on our board of directors commensurate with their role and involvement. In setting director compensation, we consider the significant amount of time our directors will expend in fulfilling their duties as well as the skill level required of our board of directors.

Directors who are also our full-time employees do not receive additional compensation for their service as directors. Each non-employee director will receive compensation for service on our board of directors as described below.

Cash Compensation

Directors who are not full-time employees will be paid an annual retainer of $82,000. John A. Swainson will receive an additional annual retainer of $25,000 as the lead director. Non-employee directors will also receive an annual retainer for serving as a chairperson of a committee ($20,000 for audit and risk committee, $20,000 for compensation committee and $15,000 for nominating/corporate governance committee). An annual retainer of $5,000 will also be paid to non-employee directors who serve as members (non-chairperson) of the audit or compensation committees. In addition, customary expenses for attending board of directors and committee meetings will be reimbursed

Equity Compensation

Each non-employee director will receive an annual stock grant with a value of $162,000 in the form of restricted stock or restricted stock units.

PRINCIPAL STOCKHOLDERS

Prior to the closing of this offering, our regional classes of common stock were exchanged for class C common stock or, in the case of members of Visa U.S.A., for class B common stock.

The following table sets forth information about the beneficial ownership of our directors, executive officers and persons that, based on our stock ownership as of February 22, 2008, we expect will beneficially own five percent of our class A, class B or class C common stock immediately before this offering, immediately after this offering and on a pro forma basis as of October 2008. None of our directors or executive officers beneficially owns any of our class B or class C common stock. Except where otherwise indicated, we believe that the stockholders named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

This table assumes the total number of shares outstanding is as follows:

	Before Offering	Immediately After Offering		Pro Forma October 2008
Class A common stock	—	407,292,205	(1)	407,292,205	(1)
Class B common stock	400,251,872	267,262,264		267,262,264
Class C common stock	374,828,087	282,455,475		170,853,436

(1)	Amount includes 1,292,205 shares of restricted stock that we granted immediately following the pricing of this offering to certain of our directors and employees.

Prior to this offering, we had no class A common stock outstanding. After giving effect to this offering and the exchange of our regional classes of common stock for class C common stock or, in the case of members of Visa U.S.A., for class B common stock, we expect to have approximately 1,790 holders of our class B common stock and approximately 1,090 holders of our class C common stock.

The address of each director and executive officer is c/o Visa Inc., P.O. Box 8999, San Francisco, California 94128-8999.

		Immediately Before Offering		Immediately After Offering(1)			Pro Forma October 2008(2)
Name and Address of Beneficial Owner	Class of Visa Inc. Common Stock	Shares Owned	% of Class(3)	Shares Owned	% of Class	% of Total Voting Rights(4)	Shares Owned	% of Class	% of Total Voting Rights
Principal Stockholders:
JPMorgan Chase & Co.(5) 270 Park Avenue New York, New York 10017-2070	Class B	93,128,799	23.3%	62,185,582	23.3%	—%	62,185,582	23.3%	—%

Bank of America Corporation(6) 100 N. Tryon Street, Bank of America Corporate Center Charlotte, North Carolina 28255	Class B	46,191,492	11.5%	30,843,787	11.5%	—%	30,843,787	11.5%	—%

National City Corporation(7) National City Center 1900 East Ninth Street Cleveland, Ohio 44114-3484	Class B	32,182,042	8.0%	21,489,153	8.0%	—%	21,489,153	8.0%	—%

Citigroup Inc.(8) 399 Park Avenue New York, New York 10043	Class B	22,159,088	5.5%	14,796,451	5.5%	—%	14,796,451	5.5%	—%

U.S. Bancorp(9) U.S. Bancorp Center 800 Nicollet Mall Minneapolis, Minnesota 55402	Class B	20,432,721	5.1%	13,643,692	5.1%	—%	13,643,692	5.1%	—%

Wells Fargo & Company(10) 420 Montgomery Street San Francisco, California 94104	Class B	20,164,270	5.0%	13,464,437	5.0%	—%	13,464,437	5.0%	—%

Visa Europe Limited(11) 1 Sheldon Square London W26TT United Kingdom	Class C	90,667,252(12)	24.2%	142,511,645	50.2%	—%	30,909,606	11.3%	—%

		Before Offering		Immediately After Offering(1)					Pro Forma October 2008(2)
Name and Address of Beneficial Owner	Class of Visa Inc. Common Stock	Shares Owned	% of Class(3)	Shares Owned	% of Class		% of Total Voting Rights(4)		Shares Owned	% of Class		% of Total Voting Rights
Directors and executive officers:
Joseph W. Saunders	Class A	—	—%	10,795	*	%	*	%	10,795	*	%	*	%
Byron H. Pollitt	Class A	—	—%	—	—%		—%		—	—%		—%
John C. (Hans) Morris	Class A	—	—%	—	—%		—%		—	—%		—%
William M. Sheedy	Class A	—	—%	8,063	*	%	*	%	8,063	*	%	*	%
Joshua R. Floum	Class A	—	—%	10,134	*	%	*	%	10,134	*	%	*	%
John M. Partridge	Class A	—	—%	16,413	*	%	*	%	16,413	*	%	*	%
Ellen Richey	—	—	—%	—	—%		—%		—	—%		—%
Elizabeth Buse	Class A	—	—%	7,932	*	%	*	%	7,932	*	%	*	%
Hani Al-Qadi	—	—	—%	—	—%		—%		—	—%		—%
Thomas Campbell	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
Gary Coughlan	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
Mary B. Cranston	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
Charles T. Doyle (13)	Class B	3,976	* %	2,932	*	%	*	%	2,932	*	%	*	%
	Class C	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
Francisco Javier Fernandez-Carbajal	—	—	—%	—	—%		—%		—	*	%	—%
Peter Hawkins	—	—	—%	—	—%		—%		—	—%		—%
Suzanne Nora Johnson	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
Robert W. Matschullat	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
David I. McKay	—	—	—%	—	—%		—%		—	—%		—%
Cathy Elizabeth Minehan	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
David J. Pang	—	—	—%	—	—%		—%		—	—%		—%
Charles W. Scharf	Class C	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
Segismundo Schulin-Zeuthen	—	—	—%	—	—%		—%		—	—%		—%
William Shanahan	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
John A. Swainson	Class A	—	—%	3,682	*	%	*	%	3,682	*	%	*	%
Johannes (Hans) I. van der Velde	—	—	—%	—	—%		—%		—	—%		—%

All directors and executive officers as a group		3,976	* %	93,089	*	%	*	%	93,089	*	%	*	%

*	Less than 1.0%.
(1)	Gives effect to the redemption of 132,989,608 shares of class B common stock and 144,217,005 shares of class C (series I) common stock following the completion of this offering. In the event the underwriters exercise all or a portion of their option to purchase additional shares of class A common stock, we intend to redeem additional shares of class B common stock and class C (series I) common stock following such exercise, in which case we would also redeem additional shares of class C (series III) common stock in October 2008. See “Use of Proceeds.”
(2)	Gives effect to the redemption, which we intend to effect in October 2008, of all class C (series II) common stock and 31,853,182 shares of class C (series III) common stock, after which all remaining shares of class C (series III) and class C (series IV) common stock will automatically convert into class C (series I) common stock on a one-to-one basis. Assumes no issuance of any class A common stock or other securities, including issuances under our equity compensation plan, or any repurchases of common stock that we may effect, after this offering. In the event the underwriters exercise all or a portion of their option to purchase additional shares of class A common stock, we intend to redeem additional shares of class B common stock and class C (series I) common stock following such exercise, in which case we would also redeem additional shares of class C (series III) common stock in October 2008. See “Use of Proceeds.”
(3)	The percentage ownership calculation of class B common stock excludes class B common stock held by Visa U.S.A.
(4)	Holders of class B and class C common stock will not have voting rights, except in the case of certain extraordinary transactions and as may be required under Delaware law.
(5)	J.P. Morgan Chase & Co is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(6)	Bank of America Corporation is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(7)	National City Corporation is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(8)	Citigroup Inc. is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held. Citigroup Inc.’s class B common stock reflects the shares of common stock held by its subsidiaries on a consolidated basis.
(9)	U.S. Bancorp is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(10)	Wells Fargo & Company is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(11)	Visa Europe’s class C common stock reflects the shares of common stock held by its subsidiaries on a consolidated basis.
(12)	Excludes 51,844,393 shares of class C (series II) common stock, to be issued in connection with this offering.
(13)	Shares of class B common stock are held by Texas First Bank. Texas First Bank is a wholly owned subsidiary of Texas Independent Bancshares, Inc. of which Mr. Doyle is Chairman of the Board, Chief Executive Officer and a major shareholder. Mr. Doyle disclaims beneficial ownership of the shares held by Texas First Bank except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

JPMorgan Chase Bank, National Association and Bank of America, National Association

JPMorgan Chase Bank, National Association and Visa U.S.A. entered into a master agreement, effective at January 1, 2005 and amended and supplemented March 31, 2005, pursuant to which JPMorgan Chase agreed, among other things, to issue Visa-branded credit and debit cards in exchange for certain pricing terms, payments and other incentives. Visa U.S.A. and its affiliates provide, among other things, authorization, processing, settlement, account support, advertising and promotional services to JPMorgan Chase. Operating revenues recognized as a result of fees paid, net of incentives, from JPMorgan Chase and its affiliates were $345 million, $408 million and $454 million in fiscal 2005, 2006 and 2007, respectively, and $106 million in the three months ended December 31, 2007.

Bank of America, National Association and Visa U.S.A. entered into a partnership agreement effective at January 1, 2006 and amended June 22, 2007, pursuant to which Bank of America agreed on behalf of itself and certain of its affiliates, among other things, to issue Visa-branded credit and debit cards in exchange for certain pricing terms, payments and other incentives. Visa U.S.A. and its affiliates provide, among other things, authorization, processing, settlement, account support, advertising and promotional services to Bank of America. Operating revenues recognized as a result of fees paid, net of incentives, from Bank of America and its affiliates, were $224 million, $250 million and $384 million in fiscal 2005, 2006 and 2007, respectively.

JPMorgan Chase and Bank of America are our largest customers globally, and each generates more than twice the issuing volume of our next largest customer. The terms we provide to JPMorgan Chase and Bank of America, including pricing terms, payments and other incentives, are substantially similar in structure and value to the terms provided to our other customers, whether or not affiliated with us, except to the extent such terms are adjusted based on customer size. Due to their relative customer size and contribution to our revenue, JPMorgan Chase and Bank of America generally receive terms which, in the aggregate, are more favorable than the terms afforded to our other customers that produce less revenue for us. Specific terms include:

•

Standard Pricing Rates with Volume Tiers. JPMorgan Chase and Bank of America are subject to the same standard pricing rates that apply to all Visa U.S.A. customers. Our standard pricing is tiered and rates decrease as a customer generates greater volume.

•

Pricing Discounts for Participation in Our U.S. Partnership Program. Over 450 Visa U.S.A. customers meet the eligibility requirements of our U.S. partnership program and receive additional tiered pricing discounts applied to our standard pricing. Both JPMorgan and Bank of America meet the requirements of the U.S. partnership program and receive the corresponding discounts.

•

Additional Incentives. Additional incentives are cash payments and other incentives that we offer to selected customers, typically our larger customers, in exchange for their commitment to generate certain payments volume using Visa-branded products for an agreed period of time. The total value of these incentives varies and is primarily based on the size of the customer. The incentives provided to each of JPMorgan Chase and Bank of America were negotiated on an arms-length basis and are individually tailored to mutually-agreed upon objectives and include fixed incentives, volume-based incentives, growth based incentives and conversion support.

Over the past three fiscal years the aggregate amount of financial incentives provided to JPMorgan Chase and Bank of America has been larger than those afforded to other customers that produce less revenue for us.

Consistent with most of our larger customer relationships, our relationships with JPMorgan Chase and Bank of America in certain circumstances may be terminated on relatively short notice.

Further, JPMorgan Chase and Bank of America are each party to our $3.0 billion five-year revolving credit facility that was entered into in February 2008. See “Management’s Discussion and Analysis of Historical and

Pro Forma Financial Condition and Results of Operations of Visa Inc.—Liquidity and Capital Resources.” Charles W. Scharf, a member of our board of directors, is the Chief Executive Officer of Retail Financial Services, JPMorgan Chase.

Letter Agreement between InterAmerica Overseas Limited and Visa International

InterAmerica Overseas Limited, or IOL, is a Cayman Islands membership corporation owned by approximately 145 Visa LAC affiliated members. IOL and Visa International entered into a letter agreement, effective May 2, 1992, as amended, February 27, 2007. Under the letter agreement, Visa International is responsible for, among other things, the requisition, maintenance and disposition of computer equipment owned by IOL, in return for which IOL paid Visa International a monthly fee. Fees paid to Visa International by IOL were $861,900, $821,900 and $377,500 in fiscal 2004, fiscal 2005 and fiscal 2006, respectively, and $287,100 in the nine months ended June 30, 2007. In addition, in February 2007 the IOL board of directors authorized an additional payment of $2.28 million to Visa International during fiscal 2007 in order to help defray the costs borne by Visa International in connection with replacing computer equipment leased by its members. On September 18, 2007, the proprietary members of IOL voluntarily agreed to dissolve IOL, and the appointed liquidators have begun winding-up IOL’s business. IOL expects that the net liquidation of assets and liabilities through the distribution of equity among proprietary members will be completed on or before March 31, 2008. Prior to IOL’s dissolution all but two directors on the regional board of directors of Visa LAC, which was dissolved in our recent reorganization, also served on IOL’s board of directors, including IOL’s board chairman, Segismundo Schulin-Zeuthen, who is one of our directors.

Texas Independent Bancshares Inc.

Texas Independent Bancshares, Inc. is a non-equity member of Visa U.S.A. Charles T. Doyle, our regional director from our U.S.A. region, is the Chairman of the Board, Chief Executive Officer and a major shareholder of Texas Independent Bancshares. In October 2004, Texas Independent Bancshares was named as a defendant in the interchange litigation which comprises a part of our covered litigation. Texas Independent Bancshares is also a party to a joint defense agreement relating to the interchange litigation. Pursuant to a Visa U.S.A. board resolution dated April 18, 2007, which was approved by a majority of the independent directors of Visa U.S.A., Visa U.S.A. reimburses Texas Independent Bancshares for reasonable costs and expenses incurred in defending itself in the interchange litigation and as a participant in the joint defense agreement. In the board resolution, the Visa U.S.A. board noted its belief that Texas Independent Bancshares would not have been named as a defendant in the interchange litigation absent Mr. Doyle’s being a member of the Visa U.S.A. board. Visa U.S.A. reimbursed Texas Independent Bancshares $101,000 in fiscal 2006 and $483,000 in fiscal 2007. See “Business—Retrospective Responsibility Plan—Covered Litigation.”

Visa Europe

We have entered into a framework agreement that will govern our relationship with Visa Europe. See “Material Contracts—The Framework Agreement.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our class A common stock. Future sales of our class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our class A common stock in the public market after such restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of approximately 407,292,205 shares of class A common stock, including 1,292,205 shares of restricted stock that we granted immediately following the pricing of this offering to certain of our directors and employees. Of these shares, the 406,000,000 shares of class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 of the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus; and

•

shares will be eligible for sale, upon the exercise of vested options, upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We and our directors and executive officers are subject to lock-up agreements under which we and they have agreed not to transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock for 180 days after the date of this prospectus. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. may, in their sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Conversion of Class B and Class C Common Stock

Our class B common stock will, commencing on the later of the third anniversary of the consummation of this offering and the final resolution of the covered litigation, become convertible into class A common stock. Our class C common stock will be convertible into class A common stock commencing on the third anniversary of the consummation of this offering. Such conversion of class B common stock or class C common stock will not occur except in connection with: (1) a sale of such shares on a securities exchange on which class A common stock is listed by means of a “brokers’ transaction” within the meaning of paragraph (g) of Rule 144 under the Securities Act of 1933; or (2) a private sale of such shares to a person that is not a Visa member or an affiliate of a Visa member. All of the class A common stock issuable upon conversion of such shares will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register 59,000,000 shares of our class A common stock issued or reserved for issuance under our equity incentive plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. We have granted options to purchase 8,971,783 shares of our class A common stock, none of which have vested, 1,292,205 shares of restricted stock with respect to our class A common stock, none of which have vested, and 619,258 restricted stock units with respect to our class A common stock, none of which have vested. Subject to the expiration of any lock-up restrictions as described above and following the completion of any vesting periods, shares registered under such registration statement will be available for sale in the public market, other than shares owned by our affiliates, which may be sold in the public market only if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL CONTRACTS

We have provided below a summary of the material terms of certain agreements we entered into in connection with our recent reorganization. These descriptions are not complete and should be read in conjunction with, and are qualified in full by, the text of these agreements, which have been filed with the SEC as exhibits to the registration statement into which this prospectus is incorporated. For a description of our retrospective responsibility plan, see “Business—Retrospective Responsibility Plan.”

The Framework Agreement

The relationship between Visa Europe and us is governed by a framework agreement, which provides for trademark and technology licenses and bilateral services.

The Trademark and Technology Licenses

We, together with Visa U.S.A., Visa International and Inovant, as the licensors, have granted to Visa Europe exclusive, irrevocable and perpetual licenses to use certain trademarks and technology owned by the licensors and certain affiliates within the field of financial services, payments, related information technology and information processing services and participation in the Visa system, which we refer to as the field. Visa Europe’s region of the European Union, Iceland, Israel, Liechtenstein, Monaco, Norway, San Marino, Switzerland, Turkey and Vatican City, along with other countries specified in our agreement with Visa Europe, and any other jurisdiction that becomes a full member state of the European Union in the future. Visa Europe may sublicense the Visa trademarks and technology to its members and other sublicensees, such as processors, for use within Visa Europe’s region and in certain limited circumstances, outside of its region.

From October 1, 2007 through November 8, 2007, the fee payable for the licenses was $6 million per quarter. Thereafter, and until October 5, 2008, the fee payable for the licenses will be $142.5 million per year, payable quarterly, which we refer to as the quarterly base fee, reduced by an amount equal to $1.146 billion multiplied by the three-month LIBOR rate plus 100 to 200 basis points. Thereafter, the fee payable for the licenses will be the quarterly base fee. Beginning November 9, 2010, this fee will be increased annually based on the annual growth of the gross domestic product of the European Union. Between the closing of this offering and October 5, 2008, the quarterly base fee will be reduced by an amount equal to the product of the following: (i) our net initial public offering price per share; (ii) 31,853,182 (the number of class C (series III) shares held by Visa Europe that would have been redeemed immediately, but for provisions in our amended and restated certificate of incorporation that permit Visa Europe to that delay the redemption of such shares until October 6, 2008); and (iii) the three-month LIBOR rate plus 100 to 200 basis points.

Visa Europe may, at its option, license new trademarks and intellectual property and certain derivative intellectual property developed by the licensors at a fair market value royalty to be determined by Visa Europe and us at the time of such license grant. In the event that we propose to merge with, or sell all or a substantial part of its assets to, a competitor of Visa Europe, Visa Europe may, at its option, acquire from us, at a fair market value to be determined by Visa Europe and us at the time of such acquisition, those intellectual property assets covered by the licenses to the framework agreement as Visa Europe may require to allow it to continue operating its business in the manner conducted at such time. We may, at our option, license Visa Europe’s regional clearing and settlement system at a fair market value royalty to be determined by and Visa Europe and us at the time of such license grant.

Visa Europe must comply with certain agreed global rules governing the use and interoperability of the Visa trademarks and the interoperability of our systems with the systems of Visa Europe. If we want to change a global rule or require Visa Europe to implement certain changes that would not have a positive return for Visa

Europe and its members, Visa Europe is not required to implement such rule or change unless we agree to pay for the implementation costs and expenses that Visa Europe and its members will incur as a consequence of the implementation to the extent necessary to return Visa Europe and its members to a neutral financial condition.

Both parties will be required to implement system changes required to maintain the interoperability, security, safety and soundness of the Visa system. Other system changes are required in certain circumstances where the change does not exceed a certain expenditure threshold or where the proposing party agrees to pay for such change.

In addition, the parties will guarantee the obligations of their respective members to settle transactions between such members, service global customers, participate in certain global sponsorships, manage certain global programs, establish rules for servicing global merchants, ensure that their customers and members require acceptance of globally accepted cards, maintain adequate capital levels to support their ongoing business operations and establish and comply with rules relating to the operation of the Visa enterprise.

For five years following the reorganization, we have agreed not to offer or promote non-Visa branded products and services within the field in Visa Europe’s region and Visa Europe will not offer or promote non-Visa branded products and services within the field outside of its region. We will give Visa Europe the right of first refusal prior to offering any core products in the Visa Europe region that are not branded with a Visa mark.

We will also indemnify Visa Europe for any claims arising from activities within the field brought outside Visa Europe’s region, and Visa Europe will indemnify us for any claims from activities within the field brought inside Visa Europe’s region. Additionally, we will indemnify Visa Europe for third party claims of intellectual property infringement arising out of Visa Europe’s authorized use of the licensed Visa trademarks and technology.

The Bilateral Services

We and Visa Europe provide each other with transitional and ongoing services similar to those services that were provided among Visa U.S.A., Visa International, Inovant, Visa Canada and Visa Europe prior to our recent reorganization. We provide Visa Europe on an ongoing basis with authorization services for cross-border transactions involving Visa Europe’s region, on the one hand, and the rest of the world, on the other hand, as well as clearing and settlement system services between Visa Europe’s region and the rest of the world. Until Visa Europe’s regional clearing and settlement system is deployed, we will also provide clearing and settlement system services within Visa Europe’s region. In addition, the parties share foreign exchange revenues related to currency conversion for transactions involving European cardholders as well as other cross-border transactions that take place in Visa Europe’s region until Visa Europe’s regional clearing and settlement system is deployed, at which time this arrangement will cease. The parties will also use each others’ switching and processing services.

Visa Europe will indemnify us for any claims arising out of the provision of the services brought by Visa Europe’s member financial institutions against us, while we will indemnify Visa Europe for any claims arising out of the provision of the services brought against Visa Europe by our financial institution customers.

The Put-Call Option Agreement

We and Visa Europe have entered into a put-call option agreement under which Visa Europe will provide us with a call option to require Visa Europe to cause its members to convey and deliver to us all of the outstanding shares of capital stock of Visa Europe. We may exercise the call option, subject to certain conditions, at any time following certain triggering events, but in any event not before the closing of this offering.

A triggering event will occur if:

•	There is a decline of 25% or greater in the number of merchants in the Visa Europe region that accept Visa-branded products and such rate of decline is at least twice as much as both:

•	the average rate of any decline in the number of merchants in the Visa Europe region that accept general purpose payment cards for the processing of payment transactions, and

•

if the average rate of merchant acceptance of Visa-branded general purpose payment cards has declined outside of Visa Europe’s region, the average rate of any decline in the number of merchants outside Visa Europe that accept Visa-branded general purpose payment cards for the processing of payment transactions; and

•

There is a decline of 45% or more in the number of automatic teller machines, or ATMs, within Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions, which we refer to as the ATM acceptance rate, where such decline in the ATM acceptance rate is at least twice:

•	the average rate of any decline in the number of ATMs within Visa Europe’s region that accept general purpose payment cards for the processing of credit and debit transactions; and

•

if the average rate of ATM acceptance of Visa-branded general purpose payment cards is declining outside of Visa Europe’s region, the average rate of decline in the number of ATMs outside of Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions; and

•

Visa Europe has failed to deliver and implement a remediation plan within six months after the later to occur of the circumstances described above, or has implemented a remediation plan but the decline in the merchant acceptance rate and ATM acceptance rate has not been stopped prior to the date that is 12 months after the implementation of the remediation plan.

In addition, we will grant Visa Europe a put option to require us to purchase from the Visa Europe members all of the issued shares of capital stock of Visa Europe. The put option may be exercised by Visa Europe at any time after the first anniversary of this offering.

The price per share at which both the call option and the put option will be exercisable will be calculated by, first, multiplying (A) the sum of (i) the projected sustainable net operating income of Visa Europe and its affiliates for the 12 months starting with the beginning of the calendar quarter commencing immediately after the exercise of the relevant option, subject to certain additional adjustments to account for, among other things, assets not transferred to us pursuant to the relevant option, (ii) an allocable portion of the fully phased-in cost synergies that would be achievable through the contribution of the operations of Visa Europe to our net operating income, on a pro forma basis, during the same twelve-month period and (iii) $5,000,000 (on a pre-tax basis), by (B) a fraction, the numerator of which is the average Visa Inc. price per share on its primary listing exchange for the 30 trading days preceding the exercise of the relevant option and the denominator of which is the median I/B/E/S estimate of the net income per share of our common stock for the 12 months starting with the next calendar quarter immediately after the exercise of the call option or the put option, as applicable.

The resulting price per share will then be increased by the sum of (i) the fair market value of all shares of our common stock owned by Visa Europe or any of its affiliates that will be acquired by Visa Inc. upon the closing of the call option or the put option plus (ii) the aggregate amount of any surplus capital of Visa Europe, plus (iii) the aggregate exercise price actually received by Visa Europe on conversion or exchange of convertible or exchangeable securities, less the sum of (a) the estimated amount of one-time costs associated with achieving the allocated portion of cost synergies added to Visa Europe’s projected sustainable net operating income, plus (b) the aggregate amount of any indebtedness of Visa Europe to the extent incurred to generate surplus capital, dividends or other distributions to shareholders of Visa Europe, plus (c) without duplication, the aggregate amount of any contingent liabilities with respect to Visa Europe or the business and assets acquired by us. If the call option or the put option is settled on a date that is prior to the date that is three years after the consummation of the initial public offering, we will have the option to deliver the option exercise price entirely in cash or a portion in cash and a portion in our publicly traded common stock. The portion of the purchase price we will be able to pay in stock will initially be limited to 49.2% (assuming the redemption of 144,217,005 shares of class C (series I) common stock with the proceeds of this offering) and will be reduced to the extent of any further redemptions of, or exceptions made by the directors to the transfer restrictions applicable to, the class C (series I) common stock. We must pay the purchase price in cash, however, if the settlement of the put option occurs more than three years after the completion of this offering.

Visa Europe in its sole discretion may determine to include or exclude some or all of its non-core Visa assets in the put option or the call option as the case may be.

Visa Europe has agreed that Visa Europe will not, prior to an exercise of the put option or the call option, conduct an initial public offering of any capital stock of Visa Europe unless the Visa Europe business of authorizing, clearing and settling payments transactions branded under the Visa marks and those rights, assets, operations and properties that are solely used in or solely related to conducting the foregoing business would be transferred back to Visa Europe or a subsidiary thereof prior to the consummation of the put option or the call option, as the case may be.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock describes the material terms of our capital stock and is not complete. This summary is qualified in its entirety by reference to applicable Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. For a complete description, we refer you to our amended and restated certificate of incorporation and amended and restated bylaws, which have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Upon the consummation of this offering of our class A common stock and the application of the proceeds as described under “Use of Proceeds,” our authorized capital stock will consist of:

•	2,001,622,245,209 shares of class A common stock, par value $0.0001 per share;

•	622,245,209 shares of class B common stock, par value $0.0001 per share; and

•

1,097,165,602 shares of class C common stock, par value $0.0001 per share, sub-divided into the following four series of class C common stock: (1) 813,582,801 shares of class C (series I) common stock; (2) 218,582,801 shares of class C (series II) common stock; (3) 64,000,000 shares of class C (series III) common stock; and (4) 1,000,000 shares of class C (series IV) common stock.

Holders of a majority in voting power of our stock entitled to vote thereon may increase or decrease the number of authorized shares of any preferred stock, class A common stock, class B common stock, or class C common stock, but not below the number of shares of that class then outstanding, and no vote or action by the holders of any of the preferred stock, class A common stock, class B common stock, or class C common stock, voting separately as a class, is required for any such increase or decrease.

Voting Rights

From and after the consummation of this offering of class A common stock, each holder of class A common stock will have the right to cast one vote for each share of class A common stock held of record by such holder on all matters on which our stockholders generally are entitled to vote.

Each holder of class B common stock and each holder of class C common stock will have no right to vote on any matters on which stockholders generally are entitled to vote, other than the right, in addition to any other vote required by law, to cast a number of votes equal to the number of shares of class A common stock into which such shares of class B common stock or class C common stock (other than the class C (series II) common stock), as applicable, would be converted in accordance with the applicable conversion rate in effect on the record date for such vote on the following matters:

•

any consolidation, merger, combination or other transaction in which shares of class A common stock are exchanged for, converted into or changed into other stock or securities, or the right to receive cash or other property, unless the shares of class B common stock and the shares of class C common stock of all series, will be exchanged for or changed into the same per share amount of stock, securities, cash or any other property as the case may be, in which or for which each share of class A common stock is exchanged, converted or changed. Any such vote will require the approval of a majority of the voting power of the class B common stock and class C (series I) common stock (and prior to the conversion thereof into shares of class C (series I) common stock, the class C (series III) common stock and class C (series IV) common stock), voting together as a single class (in which vote the class A common stock and class C (series II) common stock will not participate) separate from all other classes or series of our capital stock, on an as-converted basis; and

•

any decision by us to exit our core payments business, i.e., to no longer operate a consumer debit/credit payments business. Any such vote will require the approval of at least 80% of the voting power of the common stock of all classes and series other than class C (series II) common stock, voting together as a single class (in which vote class C (series II) common stock will not participate), separate from all other classes or series of our capital stock.

Redemption

Class B Common Stock and Class C Common Stock Other than Class C (Series II) Common Stock

Pursuant to our amended and restated certificate of incorporation, we will be required to redeem a portion of the class B common stock (other than common stock owned by any of our subsidiaries) and class C common stock (other than class C (series II) common stock) following the completion of this offering at a price per share equal to the price per share of class A common stock in this offering (net of any underwriting discounts and commissions), which we refer to as the net initial public offering price. We intend to fund this redemption with $13.2 billion of the net proceeds of this offering, which we refer to as the aggregate redemption amount.

Within 20 business days after the completion of this offering, we will deliver a notice to holders of our outstanding class B common stock and class C common stock (other than the class C (series II) common stock and stock held by any of our subsidiaries), notifying them of the aggregate redemption amount, the escrow amount, the number of class B common stock or class C common stock to be redeemed from the holder, and the date on which the redemption will occur, which we refer to as the redemption date and which must not be a date later than 30 days after the date on which the notice is delivered.

All redemptions will be made on a pro rata basis with respect to each class and series, except that the class C (series III) and class C (series IV) common stock will be treated as a single series for purposes of this redemption and holders of class C (series III) common stock will have a priority over holders of class C (series IV) common stock, such that all of the class C (series III) common stock will be redeemed prior to the redemption of any of the class C (series IV) common stock.

The redemption of the class C (series III) common stock, all of which is owned by Visa Europe will, unless Visa Europe delivers a written notice to us, be deferred until October 6, 2008. During this deferral period, Visa Europe will continue to enjoy the economic and beneficial entitlement to the shares of class C common stock that are subject to such deferred redemption, and the shares will remain subject to applicable transfer restrictions contained in our amended and restated certificate of incorporation.

Accordingly, assuming the deferral of the class C (series III) and class C (series IV) redemption, we will redeem: (i) on the redemption date, 132,989,608 shares of class B common stock and 144,217,005 shares of class C (series I) common stock; and (ii) on October 6, 2008, 31,853,182 shares of class C (series III) common stock. Immediately following the redemption of such class C (series III) common stock, each outstanding share of class C (series III) and class C (series IV) common stock will be converted into one share of class C (series I) common stock and the class C (series III) and class C (series IV) common stock will be eliminated from our amended and restated certificate of incorporation.

Class C (Series II) Common Stock

We are entitled to redeem all, but not less than all, of the class C (series II) common stock held by Visa Europe by written notice to Visa Europe delivered at any time after the later of the consummation of this offering of our class A common stock and October 5, 2008. In addition, Visa Europe is entitled to require us to redeem all, but not less than all, of the class C (series II) common stock held by Visa Europe by giving us written notice delivered at any time after December 4, 2008. The aggregate redemption price will be equal to:

•	$1.146 billion; plus

•

the aggregate subscription price paid by Visa Europe in respect of additional class C (series II) common stock issued to Visa Europe, if any, as described below under “—Limitations on Further Issuances of Capital Stock,” minus

•	the sum of:

•

the aggregate amount of all dividends and other distributions declared and paid on outstanding shares of class C (series II) common stock during the period from October 3, 2007 to the date of the redemption; and

•

an amount equal to the product of: (i) each dividend or other distribution declared and paid on outstanding shares of class C (series II) common stock during the period from the reorganization closing date to the date of redemption; and (ii) a rate per annum, compounded quarterly, equal to three-month LIBOR plus 100 basis points from the applicable date of payment thereof and ending on March 31, June 30, September 30 or December 31, as applicable, after such date. Starting from December 31, 2007, such interest rate will increase by 25 basis points each quarter, up to a maximum rate of three-month LIBOR plus 200 basis points.

The redemption of our class C (series II) common stock described above, like the redemption of class B common stock and class C common stock (other than the class C (series II) common stock) following this offering, is required to be made out of our capital, and not out of surplus. Our amended and restated certificate of incorporation provides that, if necessary and to the extent permitted by the General Corporation Law of the State of Delaware and other applicable laws, our board of directors will increase the capital by directing that any surplus be transferred to capital, in order to ensure that there is sufficient capital to effect such redemptions out of capital. If we have insufficient capital for redemption of all class C (series II) common stock on the redemption date, the capital that is legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed. The class C (series II) common stock not redeemed will remain outstanding and entitled to all the rights and preferences provided in our amended and restated certificate of incorporation. As soon as practicable thereafter when additional capital is legally available for the redemption of class C (series II) common stock, such capital will immediately be used to redeem the balance of the shares that we have become obliged to redeem on such redemption date but that we have not redeemed.

Conversion

If any share of our class B common stock or class C common stock is transferred to a person that is not or was not, immediately after the consummation of the reorganization, the beneficial owner of any shares of any regional class of common stock, or a member of Visa U.S.A., Visa Europe or Visa Canada or an affiliate of any such persons (which we refer to as a Visa member), such share will automatically be converted into a number of shares of our class A common stock based upon the applicable conversion rate in effect at the time of such transfer with respect to such transferred shares of class B common stock or class C common stock.

The conversion rate applicable to any transfer of shares of our class C common stock shall always be one-to-one (i.e., one share of class C common stock will, upon transfer, be converted into one share of class A common stock), subject to adjustments for stock splits, recapitalizations and similar transactions.

Giving effect to the application of the proceeds of this offering, the conversion rate applicable to our shares of class B common stock will be 0.74, subject to adjustments for stock splits, recapitalizations and similar transactions. This conversion rate will automatically be adjusted upon the issuance of any shares of our class A common stock which are designated as loss shares, the net proceeds of which are to be deposited in the escrow account to satisfy any settlements or judgments in respect of any covered litigation, and will also be adjusted upon the final resolution of the covered litigation and the release of funds then remaining on deposit in the escrow account. These adjustments will be made automatically, such that one share of class B common stock is convertible into a number of shares of class A common stock determined based upon the following formulae:

•	1.0 x (A–B), during the period between the closing of this offering and the final resolution of the covered litigation; and

•	1.0 x (A–B + C), after the final resolution of all of the covered litigation.

For purposes of these formulae:

“A” will be a fraction:

•	the numerator of which is:

•

the number of shares of our class B common stock (disregarding any shares of our class B common stock that are owned by any of our subsidiaries) that are outstanding after the redemption of shares of our class B common stock and class C common stock following the completion of this offering, which we refer to as the class B number, minus

•	an amount equal to the aggregate escrow amount divided by the net initial public offering price; and

•	the denominator of which is the class B number.

“B” will be a fraction:

•	the numerator of which is the number of loss shares that have been issued; and

•	the denominator of which is the class B number.

“C” will be a fraction:

•

the numerator of which is the quotient obtained by dividing the aggregate portion of the escrow amount disbursed to us from the escrow account after the final resolution of the covered litigation (other than certain tax distributions and reimbursements related to the loss sharing agreement) by the greater of $0.01 or the volume-weighted average price per share of our class A common stock during the 90 trading day period (or the total number of trading days if the class A common stock has been listed for trading for less than 90 days) ending on the third trading day immediately preceding the date on which the covered litigation is finally resolved; and

•	the denominator of which is the class B number.

After the date on which all of the covered litigation has been finally resolved, any amounts remaining on deposit in the escrow account with respect to the covered litigation will be released to us and the conversion rate applicable to any transfer of shares of our class B common stock will automatically be adjusted in favor of the holders of our class B common stock (i.e., such that a lesser number of shares of class B common stock are required in order to convert into a single share of class A common stock), to the extent of the aggregate amount released to us from the escrow account, taking into account the weighted average trading price of our class A common stock at such time, as described above.

No conversions of shares of class B common stock or class C common stock will be effected prior to the expiration of the transfer restrictions described under “—Transfer Restrictions,” although our board of directors may make exceptions to such transfer restrictions. Thereafter, such conversions may only occur in connection with: (i) a sale of such shares on a securities exchange on which shares of class A common stock are listed by means of a “brokers’ transaction” within the meaning of paragraph (g) of Rule 144 under the Securities Act of 1933; or (ii) a private placement of such shares to a person that is not a Visa member or an affiliate of a Visa member.

If, at any time after the consummation of this offering, any shares of our class A common stock are acquired by a Visa member or any person that is an operator, member or licensee of a general purpose payment card system that competes with us, or any affiliate of such person, such shares will automatically be converted on a one-for-one basis into shares of our class C (series I) common stock.

However, such automatic conversion will not apply with respect to any shares of class A common stock acquired by a Visa member other than shares of class A common stock acquired by such Visa member for its own account as a principal investor or for the account of an affiliate of such Visa member that is acting as a principal investor. Without limiting the foregoing, such automatic conversion shall not apply to any shares of class A common stock acquired or held by a Visa member, a similar person or any of their respective affiliates in connection with its brokerage, market making, custody, investment management or similar operations or acquired by any investment fund managed by a Visa member, a similar person or any of their respective affiliates.

Such conversions are subject to customary adjustments for reclassifications, splits and subdivisions of shares of common stock

Limitations on Further Issuances of Capital Stock

Our amended and restated certificate of incorporation and the litigation management agreement provide that, during the period from the closing of our reorganization until the final resolution of the covered litigation, neither we nor any of our subsidiaries shall issue any shares of capital stock to any person without the prior written consent of a majority of the members of the litigation committee, other than any issuance of:

•	shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) on or before the date of the amended and restated certificate of incorporation;

•

shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) after the date of the reorganization agreement pursuant to the terms of the reorganization agreement or any other of the documents entered into in connection with our reorganization, including any loss shares, any shares of class C (series II) common stock issued pursuant to our restated certificate of incorporation and any securities issued upon the conversion or exchange of any shares of common stock issued pursuant to the terms of the reorganization agreement that are convertible into or exchangeable for shares of common stock;

•

shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) issued upon the direct or indirect conversion of any options or convertible securities issued pursuant to any option plan or other employee incentive plan approved by our board of directors;

•	shares of common stock issued in payment of the option exercise price following an exercise of the put option or the call option under our put-call option agreement with Visa Europe;

•

shares of class A common stock in connection with any public offering of class A common stock that our board of directors determines in good faith is desirable in order to reduce the percentage ownership of common stock represented by the holders of class B common stock and class C common stock, in the aggregate, to less than 50%, including, without limitation, this offering;

•

shares of class A common stock (whether or not such shares constitute loss shares) sold in a public offering, the proceeds of which are to be used, as determined in good faith by our board of directors, to fund operating losses or other extraordinary losses or liabilities, or in other exigent circumstances as determined in good faith by our board of directors;

•

shares of common stock or preferred stock (or other applicable equity interests in the case of any of our subsidiaries) issued as consideration in any merger or recapitalization or issued as consideration in an acquisition of any person by us;

•

shares of common stock or preferred stock (or other applicable equity interests in the case of any of our subsidiaries) issued to any person in an aggregate number of shares, with respect to each such person, not to exceed (immediately after giving effect to such issuance) 10% of our outstanding capital stock of all classes and series, if such issuance is to a person as to which our board of directors has determined that a relationship with such person would result in a material strategic benefit to us;

•

shares of common stock or preferred stock (or other applicable equity interests in the case of any of our subsidiaries) in an aggregate number of shares not to exceed (immediately after giving effect to such issuance) 3% of our outstanding capital stock of all classes and series, issued as part of any financing transaction approved by our board of directors, so long as such securities are not a material component of such financing transaction; and

•

shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) issued in connection with any stock split or stock dividend of our securities to all holders of such securities on a pro rata basis.

Anti-Dilution Rights of Class C (Series II) Common Stock

In general, except as described in the paragraph below, no holders of any shares of our common stock or preferred stock will be entitled to preemptive rights to subscribe for any shares of any class or series of our capital stock, except as may be provided in any preferred stock designation, any resolution or resolutions providing for the issuance of a series of stock adopted by our board of directors or any agreement between us and our stockholders. We have no current plans to grant preemptive rights by a resolution of our board of directors or through any agreement with our stockholders.

Our recent reorganization was structured such that Visa Europe may be in a position to qualify for the “substantial shareholding” tax exemption under English law. Under English law, a holder of a “substantial shareholding” may be in a position to qualify for an exemption from capital gains tax upon a disposition of those shares if it holds the shares throughout a continuous period of 12 months, beginning not more than 24 months prior to the disposition of such shares. For these purposes, a “substantial shareholding” means shares entitling the holder to not less than 10% of a company’s ordinary share capital, not less than 10% of the profits available for distribution to equity holders and not less than 10% of the assets of the company available for distribution to equity holders upon a winding up of the company. In order to enable Visa Europe to be in a position to qualify for this exemption, our amended and restated certificate of incorporation states that if, at any time prior to October 5, 2008, there occurs any transaction or other event as a result of which the shares of the class C (series II) common stock, class C (series III) common stock or class C (series IV) common stock (or the common stock into which any such class C common stock may convert or has been converted) owned by Visa Europe and VESI would represent, in the aggregate, less than 10% of: (i) our ordinary share capital (within the meaning of Section 832 Income and Corporation Taxes Act 1988); (ii) our profits available for distribution to our “equity holders” (computed in accordance with Schedule 18 Income and Corporation Taxes Act 1988, as adapted by paragraph 8 Schedule 7AC of the English Taxation of Chargeable Gains Act of 1992, or TCGA); and (iii) the assets that would be available to our equity holders upon our dissolution or other winding up (or any such other event with respect to our share capital occurs as would cause Visa Europe to fail the “substantial shareholding” test as set out in paragraph 8 Schedule 7AC of the TCGA in respect of its holding of shares of common stock), then such transaction or other event will have no effect unless we issue to Visa Europe, prior thereto, a number of shares of class C (series II) common stock such that, immediately after giving effect to such issuances, the shares of class C (series II) common stock, class C (series III) common stock and class C (series IV) common stock (or the common stock into which any such class C common stock may convert or has been converted) owned by Visa Europe and VESI represent, in the aggregate, at least 10% of: (i) our ordinary share capital; (ii) our profits available for distribution to our equity holders; and (iii) the assets that would be available to our equity holders upon our dissolution or other winding up, such that the test referred to above would be satisfied. The issuance of such additional shares of class C (series II) common stock will be made in consideration of the payment by Visa Europe to us of a subscription price equal to the aggregate fair market value thereof, as determined in good faith by our board of directors. The first installment of such subscription price, in an amount equal to the aggregate par value of the additional shares of class C (series II) common stock to be issued to Visa Europe, shall be paid by Visa Europe at the time of issuance. The balance of the subscription price shall be paid by Visa Europe contemporaneously with the redemption of the class C (series II) common stock, by means of an offset against the aggregate redemption price payable to Visa Europe in respect of the redemption of its shares of class C (series II) common stock.

Fractional Shares

We will not issue any fractional shares of any class of common stock upon conversion of any shares of any other class of common stock into shares of such class. In lieu of fractional shares, we will pay cash equal to such fractional amount multiplied by the fair market value, as determined by or in accordance with procedures established by our board of directors, per share of the applicable class of common stock into which such shares are being converted, at the conversion date.

Dividend and Distribution Rights

Subject to any limitations contained in the DGCL, our amended and restated certificate of incorporation and any rights of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends, the holders of shares of class A common stock, class B common stock and class C common stock, regardless of series thereof, are entitled to share ratably (on an as-converted basis as described below in the case of the holders of the class B common stock, or class C common stock) in dividends or distributions paid on the common stock, and no dividend or distribution may be declared or paid on any class or series of common stock unless an equivalent dividend is contemporaneously declared and paid on each other class and series of common stock.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably on an as-converted basis in the net assets available for distribution to stockholders after the payment of our debts and other liabilities, subject to the prior rights of any issued preferred shares. Neither the voluntary sale, conveyance, exchange or transfer for cash, shares of stock, securities or other consideration of all or substantially all of our property or assets nor our consolidation or merger with or into one or more other corporations will be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, unless such voluntary sale, conveyance, exchange or transfer will be in connection with a dissolution or winding-up of our business.

Mergers, Consolidation, Etc.

If we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for, converted into, or otherwise changed into other stock or securities, or the right to receive cash or any other property, such shares of common stock will be exchanged for or changed into the same per share amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of any other class of common stock is exchanged or changed, on an as-converted basis.

Use of the Term “As-Converted”

For purposes of the paragraphs entitled “—Dividend and Distribution Rights,” “—Liquidation Rights” and “—Mergers, Consolidation, Etc.,” as-converted means that each holder of class B common stock, or each holder of class C common stock, will be entitled to its ratable portion of: (x) any dividend or distribution in case of dividend rights; (y) any assets available for distribution in case of liquidation rights; or (z) any stock, securities, cash or other consideration in a consolidation, merger, combination or other transaction, as the case may be, in each case based upon the number of shares of class A common stock into which the shares of class B common stock or class C common stock, as applicable, beneficially owned by such holder would be converted, assuming, immediately prior to such vote on such distribution or dividend, liquidation, dissolution or winding up, or the consummation of such consolidation, merger, combination or other transaction, as applicable, the conversion of all outstanding shares of class B common stock and class C common stock into class A common stock, based on the applicable conversion rate then in effect.

The conversion rate applicable to any transfer of shares of our class C common stock shall always be one-to-one (i.e., one share of class C common stock will, upon transfer, be converted into one share of class A common stock), subject to adjustments for stock splits, recapitalizations and similar transactions.

Immediately following this offering, the conversion rate applicable to our shares of class B common stock will be 0.74-to-one, subject to adjustments for stock splits, recapitalizations and similar transactions. This conversion rate will automatically be adjusted upon the issuance of any shares of our class A common stock which are designated as loss shares, the net proceeds of which are to be deposited in the escrow account to satisfy any settlements or judgments in respect of any covered litigation, and will also be adjusted upon the final resolution of the covered litigation and the release of funds then remaining on deposit in the escrow account.

After the date on which all of the covered litigation has been finally resolved, any amounts remaining on deposit in the escrow account with respect to the covered litigation will be released to us and the conversion rate applicable to any transfer of shares of our class B common stock will automatically be adjusted in favor of the holders of our class B common stock (i.e., such that a lesser number of shares of class B common stock are required in order to convert into a single share of class A common stock), to the extent of the aggregate amount released to us from the escrow account taking into account the weighted average trading price of our class A common stock at such time, as described above.

Preferred Stock

We are authorized to issue up to 25,000,000 shares of preferred stock. Our amended and restated certificate of incorporation authorizes our board of directors to issue these shares in one or more series; to establish from time to time the number of shares to be included in each series; and to fix the designation, voting power, preferences and rights of the shares of each such series and any of its qualifications, limitations or restrictions. Unless otherwise provided in the certificate of designation with respect to any preferred stock, our board of directors may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding. Our board of directors may not authorize the issuance of preferred stock that adversely and disproportionately affects the rights or privileges of any class or series of common stock in relation to any other class or series of common stock. Our board may not authorize the issuance of preferred stock that is convertible into class B common stock, or class C common stock. We currently have no plans to issue any shares of preferred stock.

Transfer Restrictions

Shares of our class B common stock are not transferable until the later of the third anniversary of the consummation of this offering of our class A common stock or the escrow termination date. Shares of our class C common stock are not transferable until the third anniversary of the consummation of this offering of our class A common stock. Upon the consummation of this offering, the above described limitations on transfer are, however, subject to the following exceptions:

•	any transfer by us to the initial holders of any class B common stock or class C common stock;

•	any transfer upon the redemption of shares of class B common stock or class C common stock as provided in our restated certificate of incorporation;

•	any transfer by us to any person or entity or by the holders thereof to us;

•	any transfer of any shares of class B common stock to any other holder of class B common stock or its affiliate;

•	any transfer of any share of class C common stock of any applicable series to any other holder of class C common stock;

•	any transfer of any shares of any class B common stock or class C common stock to an affiliate of such holder;

•	any transfer of shares of common stock pursuant to the terms of the loss sharing agreement;

•

any transfer by Visa Europe of any shares of class C common stock to its members, stockholders or other holders of equity interest in Visa Europe at the time of such transfer, provided that such transfer is made in accordance with applicable securities laws and is made to each transferee ratably in accordance with their respective entitlements to dividends or other distributions from Visa Europe, in accordance with the applicable constituent documents of Visa Europe;

•

any transfer of any shares of class B common stock or class C common stock by any person that is a group member (as defined in the second restated bylaws of Visa International) of Visa International to any person that is a stockholder, member or other equity holder of such group member, provided that such transfer is made in accordance with applicable securities laws and is made to each transferee ratably in accordance with their respective entitlements to dividends or other distributions from such group member, in accordance with the applicable constituent documents of such group member;

•

any transfer by a holder of class B common stock or class C common stock to any person that succeeds to all or substantially all of the assets of such holder, whether by merger, consolidation, amalgamation, sale of substantially all assets or other similar transactions;

•

any transfer by a holder of class B common stock or class C common stock to any person that acquires from such holder all or substantially all of the Visa-branded payments products portfolio of such holder; and

•

any transfer of any shares of common stock by any non-equity member of Visa International in the principal category of membership to any non-equity member of Visa International with membership in Visa International that is sponsored by such principal non-equity member; and any transfer of any shares of common stock by any non-equity member of Visa International in the principal category of membership to any person that participates in the Visa payment system as an issuer and which person is sponsored by such non-equity member, by an associate member of Visa International sponsored by such non-equity member of (if such non-equity member is a group member) by a constituent member of such non-equity member.

Our board of directors may approve exceptions to the limitation on transfers of our class C common stock, provided that such exception applies to all holders of class C common stock equally on a ratable basis or, if such exception does not apply on an equal and ratable basis, such exception is also approved by at least 75% of our independent directors. Additionally, after the escrow termination date, our board of directors may approve exceptions to the limitations on transfers of our class B common stock, provided that such exception applies to all holders of class B common stock equally on a ratable basis or, if such exception does not apply on an equal and ratable basis, such exception is also approved by at least 75% of our independent directors.

Our board of directors may, by resolution adopted by a majority of the board of directors, extend the three-year component of the transfer restriction periods with respect to any portion of the outstanding shares of our class B and class C common stock for a period of not more than one year after the date on which such period would otherwise terminate provided that:

•

contemporaneously with any such extension with respect to any portion of such shares of class B common stock and class C common stock, our board of directors has approved one or more reductions to the transfer restriction period with respect to another portion of such shares of class B common stock and class C common stock, such that at all times the weighted average period of the transfer restriction period with respect to all outstanding shares of class B common stock and class C common stock is not more than three years; and

•

such extension applies to all holders of our class B common stock and class C common stock equally on a ratable basis or, if such extension does not apply to all holders of class B common stock and class C common stock equally on a ratable basis, such extension is also approved by at least 75% of our independent directors.

Limitations on a Change of Control

We summarize below several provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the DGCL. These provisions could have the effect of delaying, deferring or preventing a change in control of us or deterring potential acquirers from making an offer to our stockholders. This could be the case even though a majority of our stockholders might benefit from such a change in control or offer. These descriptions are not complete and we refer you to the documents that we have filed as exhibits to this prospectus and to the DGCL.

Board of Directors. Our board of directors is divided into three classes serving staggered terms. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation.

From the consummation of this offering of our class A common stock until the third anniversary of the consummation of this offering, our board of directors will consist of 17 directors, and will be elected as follows:

•

a number of independent directors, not less than 10, will be elected by a plurality of the votes cast by the holders of our common stock present or represented by proxy at the meeting and entitled to vote on the election of such directors;

•	two of our directors will be USA directors;

•	one of our directors will be a Canada director;

•	one of our directors will be an AP director;

•	one of our directors will be a LAC director;

•	one of our directors will be a CEMEA director; and

•	our Chief Executive Officer will be the executive director.

Our board of directors is divided into three classes, designated as class I, class II and class III. Each of our regional directors is designated as a class I director, and is elected for a term commencing on the closing of our reorganization and expiring on the first anniversary of the closing of our reorganization (except that the term of the EU director automatically expires on the day immediately prior to the date of the closing of this offering). Our executive director and one or more of our independent directors are designated as class II directors, and are elected for a term commencing on the closing of our reorganization and expiring on the second anniversary of the closing of our reorganization. One or more of our independent directors are designated as class III directors and are elected for a term commencing on the closing of our reorganization and expiring on the third anniversary of the closing of our reorganization.

From and after the third anniversary of the consummation of this offering, the directors will be elected for a three-year term by the holders of a plurality of the votes cast by the holders of shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the election of such directors. During such period, at least 58% of our board of directors will be comprised of independent directors.

Vacancies and newly created seats on our board of directors may be filled only by our board of directors. In the event of a vacancy resulting from the death, resignation, disqualification or removal of any regional director prior to the third anniversary of the consummation of this offering, our board of directors will request that a representative sample of the holders of the applicable class or series of our common stock that was entitled to vote for the election of such regional director, as the board of directors may determine in its sole discretion, nominate an individual to fill such vacancy; provided, however, that such nominee must be an individual that is a current or former senior executive of a financial institution associated with the applicable class or series of common stock or which was entitled to vote for the election of such regional director. Our board of directors shall, at the next scheduled meeting of the board or any special meeting called for such purpose, vote upon any nominee submitted by such regional nominating committee. If such nominee is elected by a majority of our full board of directors present at a meeting at which there is a quorum, such nominee shall be elected as a member of our board of directors. If such nominee fails to be elected at such meeting, then our board of directors shall call a special meeting of our stockholders for the purpose of voting to elect a director to fill such vacancy. In addition, each of the parties to the reorganization agreement has agreed to take any actions necessary to cause each regional director, provided that he or she continues to satisfy the foregoing requirements, to be re-nominated for election to a second term as a director, which second term will expire on the fourth anniversary of the closing of our reorganization. In addition, generally, a director may be removed, with or without cause, only by the affirmative vote of at least 80% in voting power of all the then outstanding shares of our stock entitled to vote for the election of directors voting together as a single class.

A candidate nominated to stand for election as one of our directors at any of our annual meetings (or any of our special meetings held for the purpose of electing directors in the first class of the three staggered classes of directors) held on or after January 1, 2008 and on or before December 31, 2008, will be required to meet the following qualifications: (i) such candidate must be a senior executive or former senior executive of a Visa member (or shall be one of our serving directors who has been nominated for re-election upon the expiration of his or her term); and (ii) such director must have been approved by the review committee (initially comprised of our seven regional directors) or, if the review committee has been disbanded because of the occurrence of this offering of shares of class A common stock, by then-serving directors who would have comprised the review committee had the review committee not been so disbanded.

The staggered board of directors, the ability of different classes of stockholders to elect directors until the third anniversary of the consummation of this offering of class A common stock, the inability of stockholders to fill vacancies or newly created seats on the board and the inability of stockholders to determine the number of directors make it more difficult to change the composition of our board of directors. These provisions promote a continuity of existing management.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholders’ proposals relating to the nomination of candidates for election as directors or other business to be brought before meetings of its stockholders. These procedures provide that notice of such stockholders’ proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our board of directors, the chairman of the board (or, as the amended and restated certificate of incorporation provides, the co-chairman, if any) or the Chief Executive Officer.

15% Share Ownership Limitation. Unless otherwise approved in advance by our board of directors, no person may beneficially own more than 15% of:

•	the aggregate outstanding shares or voting power of our class A common stock;

•	the aggregate outstanding shares or voting power of any other class or series of common stock entitled at any time to vote for the election of directors; or

•	the aggregate voting power of all of the then outstanding class A common stock and other common stock entitled at any time to vote for the election of directors, voting as a single class.

If any transfer is purportedly effected which, if effected, would result in a violation of this limitation, the intended transferee will acquire no rights in respect of the shares in excess of this limitation, and the purported transfer of such number of excess shares will be null and void.

5% Share Ownership Limitation. No Visa member or similar person may beneficially own more than 5% of the aggregate outstanding shares or voting power of class A common stock or other common stock entitled at any time to vote for the election of directors. Notwithstanding the foregoing ownership limitations: (i) no Visa member will be deemed in violation of this ownership limitation as a result of the number of shares received in the reorganization; (ii) no Visa Europe transferee will be deemed in violation of this limitation as a result of owning the number of shares of class C common stock immediately after the first transfer of any shares of class C common stock by Visa Europe to such initial Visa Europe transferee; and (iii) any underwriter that participates in a public offering or as principal or initial purchaser in a placement of our class A common stock or other voting stock (or securities convertible into or exchangeable for such securities) may beneficially own securities to the extent necessary to facilitate such public offering or placement.

If any transfer is purportedly effected which, if effected, would result in a violation of this limitation, the intended transferee will acquire no rights in respect of the shares in excess of this limitation, and the purported transfer of such number of excess shares will be null and void ab initio.

Amendment of Certificate of Incorporation. In addition to certain class voting rights, our certificate of incorporation also requires the approval of not less than a majority of the voting power of the holders of the shares of class A common stock, the class B common stock, and each series of class C common stock, to amend certain powers, preferences and special rights of the common stock, if such amendment would adversely affect the rights of such class or series of common stock. These amendment requirements make it more difficult to alter the anti-takeover provisions of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and bylaws also authorize our board of directors to amend the bylaws at any time without stockholder action, except that any amendment by our board of directors of any provision of the bylaws that was adopted by our stockholders will not become effective earlier than 365 days after the date on which the stockholders adopted such provision.

Preferred Stock. Since our board of directors may issue shares of preferred stock and set the voting powers, designations, preferences and other rights related to that preferred stock, any designation of preferred stock and issuance of shares of preferred stock may delay or prevent a change of control.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•

the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person that, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of our outstanding voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our class A common stock is Wells Fargo Shareowner Services.

Listing

Our class A common stock has been approved for listing on the New York Stock Exchange under the symbol “V.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-UNITED STATES HOLDERS OF OUR CLASS A COMMON STOCK

The following is a general discussion of the material United States federal income tax considerations applicable to a non-U.S. holder (as defined below) with respect to such holder’s acquisition, ownership and disposition of shares of our class A common stock as of the date hereof. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our class A common stock should consult their own tax advisors with respect to the United States federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our class A common stock. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our class A common stock that is, for U.S. federal income tax purposes, neither a partnership nor any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

•

a trust (A) if: (i) a United States court is able to exercise primary supervision over the trust’s administration; and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of our class A common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” existing, proposed and temporary United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in each case as in effect and available as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus.

This description addresses only the United States federal income tax considerations of non-U.S. holders that are initial purchasers of our class A common stock pursuant to the offering and that will hold our class A common stock as capital assets. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of United States state or local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities or currencies;

•	partnerships or other pass-through entities;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	pension plans;

•	holders that own or are deemed to own more than 5% of our class A common stock;

•	owners that hold our class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons that received our class A common stock as compensation for performance of services;

•	persons that have a functional currency other than the United States dollar; and

•	certain former citizens or residents of the United States.

Such holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our class A common stock.

There can be no assurance that the United States Internal Revenue Service, which we refer to as the “IRS,” will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the acquisition, ownership, or disposition of our class A common stock.

We urge you to consult with your own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our class A common stock.

Distributions on Our Class A Common Stock

Distributions on our class A common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in our class A common stock and thereafter as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock.”

Generally, but subject to the discussions below under “—Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, distributions of cash or property paid to you will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable United States income tax treaty. If you are a non-U.S. holder you are urged to consult your own tax advisor regarding your entitlement to benefits under a relevant United States income tax treaty. In addition, see the discussion of potential deemed dividends that may result from certain adjustments to the conversion rate of our class B common stock in “Risk Factors—Risks Related to Our Class A Common Stock and This Offering.”

If you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business or, if certain tax treaties apply, on dividends that are attributable to your permanent establishment in the United States, and such dividends will not be subject to the withholding described above. If you are a non-U.S. corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

To claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock

Generally, but subject to discussions below under “—Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, you will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or other taxable disposition of shares of our class A common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and if an applicable United States income tax treaty so provides, is also attributable to your permanent establishment in the United States), in which case you generally will be taxed at the graduated United States federal income tax rates applicable to United States persons and, if you are a non-U.S. corporation, the additional branch profits tax described above in “Distributions on Our Class A Common Stock” may apply; or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, in which case you will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by your United States source capital losses, if any.

Status as United States Real Property Holding Corporation

If you are a non-U.S. holder, under certain circumstances, gain recognized on the sale, exchange or other disposition of, and certain distributions in excess of basis with respect to, our class A common stock would be subject to United States federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been, at any time during the shorter of: (i) your holding period of our class A common stock; and (ii) the five-year period ending on the date of such sale, exchange or other disposition (or distribution in excess of basis), a “United States real property holding corporation” for United States federal income tax purposes, unless our class A common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding class A common stock, directly and/or indirectly. If we are determined to be a United States real property holding corporation and the foregoing exception does not apply, then, if you are a non-U.S. holder, a purchaser may withhold 10% of the proceeds payable to you from a sale of our class A common stock, and you generally will be taxed on the net gain derived from the disposition at the graduated United States federal income tax rates applicable to United States persons. Generally, a corporation is a United States real property holding corporation only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our class A common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, will be considered United States situs assets and will be included in the individual’s gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common stock within the United States, or by a United States payor or United States middleman, to a holder of common stock, that is not an exempt recipient (which includes a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from such payments of dividends or proceeds, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate currently is 28%.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our class A common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

We are offering the shares of class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus, the number of shares of class A common stock listed next to its name in the following table:

Name	Number of Shares of Class A Common Stock
J.P. Morgan Securities Inc.	102,738,300
Goldman, Sachs & Co.	102,738,300
UBS Securities LLC	30,450,000
Banc of America Securities LLC	27,851,600
Wachovia Capital Markets, LLC	26,268,200
Citigroup Global Markets Inc.	20,097,000
HSBC Securities (USA) Inc.	18,554,200
Merrill Lynch, Pierce, Fenner & Smith Incorporated	18,554,200
Piper Jaffray & Co.	5,724,600
CIBC World Markets Inc.	4,100,600
Mitsubishi UFJ Securities International plc	4,100,600
RBC Capital Markets Corporation	4,100,600
SunTrust Robinson Humphrey Inc.	4,100,600
Wells Fargo Securities, LLC	4,100,600
Daiwa Securities America Inc.	3,694,600
Mizuho Securities USA Inc.	2,070,600
Macquarie Capital (USA) Inc.	1,745,800
Credit Suisse Securities (USA) LLC	1,664,600
Santander Investment S.A.	1,664,600
TD Securities (USA) LLC	1,664,600
ABN AMRO Incorporated	1,258,600
Barclays Capital Inc.	1,258,600
Calyon Securities (USA) Inc.	1,258,600
Lehman Brothers Inc.	1,258,600
Morgan Keegan & Company, Inc.	1,258,600
Scotia Capital (USA) Inc.	1,218,000
The Williams Capital Group, L.P.	1,218,000
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	1,015,000
FirstRand Bank Limited	974,400
National Bank of Kuwait	974,400
Samsung Securities Co., Ltd.	974,400
Gardner Rich & Co., Inc.	812,000
Cowen and Company, LLC	609,000
Guzman & Company	609,000
Keefe, Bruyette & Woods, Inc.	609,000
Utendahl Capital Group, LLC	609,000
Banco Bilbao Vizcaya Argentaria, S.A.	568,400
Banco Bradesco BBI S.A.	568,400
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	568,400
BNP Paribas Securities Corp.	568,400
Loop Capital Markets, LLC	406,000
M.R. Beale & Company	406,000
Muriel Siebert & Co., Inc.	406,000
Samuel A. Ramirez & Co., Inc.	406,000
Dundee Securities Corporation	203,000

Total	406,000,000

The underwriters are committed to purchase all the class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the class A common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $0.5544 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.100 per share from the initial public offering price. After the initial public offering of the class A common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the class A common stock offered in this offering.

The underwriters have an option to buy up to 40,600,000 additional shares of class A common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of class A common stock less the amount paid by the underwriters to us per share of class A common stock. The underwriting fee is $1.232 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of class A common stock.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per share	$1.232	$1.232
Total	$500,192,000	$550,211,200

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $45.5 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. The shares of class A common stock will be offered in the United States through those underwriters who are registered to offer the shares for sale in the United States, either directly or indirectly through their U.S. broker-dealer affiliates, or such other registered dealers as may be designated by the underwriters.

We have agreed that, for a period of 180 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co. and subject to certain exceptions, we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of class A common stock or any securities convertible into or exercisable or exchangeable for class A common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of class A common stock, whether any such transaction is to be settled by delivery of class A common stock or such other securities, in cash or otherwise, other than the class A common stock to be sold in this offering, awards made, and shares of class A common stock issued upon the exercise of options granted, under our outstanding equity incentive compensation plans, and issuances of shares of class A common stock in an amount up to 5% of the number of shares purchased under the underwriting agreement as consideration or partial consideration for an acquisition or a joint venture (as long as J.P. Morgan Securities Inc. and Goldman, Sachs & Co. receive a signed lockup agreement for the balance of the lockup period from each recipient of such shares). In addition, each of our directors and executive officers has agreed that, for the same 180-day lock-up period, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co. and subject to certain exceptions, he or she will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of class A common stock or any securities convertible into or exercisable or exchangeable for class A common stock (including without limitation, class A common stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the class A common stock, whether any such transaction is to be settled by delivery of class A common stock or such other securities, in cash or otherwise. In addition, we have agreed that, for the same 180-day lock-up period, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., our board of directors will not waive any of the restrictions on transfer binding the shares of class B and class C common stock, as described under “Description of Capital Stock—Transfer Restrictions.”

The 180-day lock-up period is subject to extension if during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period. In such a case, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our class A common stock has been approved for listing on the New York Stock Exchange under the symbol “V.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the class A common stock, which involves the sale by the underwriters of a greater number of shares of class A common stock than they are required to purchase in this offering, and purchasing shares of class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the class A common stock in the open market that could adversely affect investors that purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated by the Securities and Exchange Commission, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the class A common stock or preventing or retarding a decline in the market price of the class A common stock, and, as a result, the price of the class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved up to 10,150,000 shares of class A common stock for sale to certain of our directors and employees, certain individuals who were directors of our predecessor entities, one of our affiliates and certain employees of that affiliate at the initial public offering price. The number of shares of class A common stock available for sale to the general public in the public offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares purchased will be subject to the 180-day lock-up period described above and accordingly, subject to certain exceptions, may not be resold during such 180-day period. Any directed shares not so purchased will be offered by the underwriters to the general public on the same basis as all other shares offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sale of directed shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters are affiliates of members of Visa U.S.A. or Visa International and are existing class B or class C stockholders of Visa Inc. Accordingly, the underwriters or their affiliates will collectively receive in excess of 10% of the net proceeds of this offering upon redemption of their class B and class C common stock, as described under “Use of Proceeds”. In addition, we may be deemed to have a “conflict of interest” under NASD Rule 2720 with J.P. Morgan Securities Inc. because an affiliate of J.P. Morgan Securities Inc. owns 23.3% of our class B common stock, representing in excess of 10% of our common stock prior to this offering. Accordingly, this offering will be made in compliance with the applicable provisions of NASD Rule 2720. NASD Rule 2720 requires that the initial public offering price be no higher than that recommended by a “qualified independent underwriter,” as defined by the Financial Industry Regulatory Authority. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

Certain of the underwriters and their affiliates have provided in the past to us, our affiliates and holders of shares of class B or class C common stock, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, our affiliates and holders of shares of class B or class C common stock in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of J.P. Morgan Securities Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC, Mitsubishi UFJ Securities International plc, SunTrust Robinson Humphrey Inc., Wells Fargo Securities, LLC, Barclays Capital Inc., BNP Paribas Securities Corp., Banco Bilbao Vizcaya Argentaria, S.A. and CIBC World Markets Inc. are lenders under our $3.0 billion five-year credit facility. See “Management’s Discussion and Analysis of Historical and Pro Forma Financial Condition and Results of Operations of Visa Inc.—Liquidity and Capital Resources.” Piper Jaffray & Co., a member of the underwriting syndicate, has agreed to share its underwriting discounts and commissions with U.S. Bancorp Investments, Inc., an affiliate of a Visa member. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, including holders of shares of class B or class C common stock, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Charles W. Scharf, a member of our board of directors, is the Chief Executive Officer of Retail Financial Services, JPMorgan Chase. JPMorgan Chase is an affiliate of J.P. Morgan Securities Inc.

Offerings Outside the United States

This offering includes a public offering in certain provinces and territories of Canada, and a public offering without listing in Japan. Approximately 2.9 million shares of class A common stock have been allocated to the Canadian public offering and 7,487,470 shares of class A common stock have been allocated to the Japanese public offering. The completion of this offering is not conditioned upon completion of the Canadian or Japanese public offerings. The shares of class A common stock will be offered in the relevant provinces and territories of Canada through those Canadian underwriters who are registered to offer the shares for sale in such provinces and territories. All the shares offered in the Japanese public offering will be offered by Nikko Citigroup Limited, Daiwa Securities SMBC Co. Ltd., JPMorgan Securities Japan Co., Ltd., Goldman Sachs Japan Co., Ltd., Merrill Lynch Japan Securities Co., Ltd., UBS Securities Japan Ltd., Mitsubishi UFJ Securities Co., Ltd. and Mizuho Securities Co., Ltd., acting as securities companies handling applications for the Japanese public offering, and certain of their selling members (if any).

For purposes of the offering in Canada, if all of the shares of our class A common stock have not been sold, after the Canadian underwriters have made a reasonable effort to sell the shares at the public offering price, the Canadian underwriters may from time to time decrease or change the offering price and the other selling terms provided that the price for the shares shall not exceed the public offering price and further provided that the compensation that is realized by the Canadian underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the Canadian underwriters to us.

It is intended that the offering in Japan be made by way of a public offering in Japan or, if for any reason, the Japanese public offering does not proceed, by way of a private placement instead (in either case, in accordance with the Financial Instruments and Exchange Law of Japan and the regulations thereunder). In any case, this document is not intended to constitute an offer of or the solicitation of an offer to buy shares to any resident of Japan. The Japanese public offering, if made, will be made pursuant to the securities registration statement filed on February 27, 2008 and its amendments to be filed by us with the relevant authority in Japan in accordance with the Financial Instruments and Exchange Law of Japan, as amended, collectively, the SRS. The offering price will be identical for both the Japanese public offering and the offering. Shares purchased by any underwriter to be sold in Japan will be purchased as principal and in connection with the initial offering and distribution of such shares, such shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident in Japan, except in accordance with the terms and conditions of the Japanese public offering under the SRS (in the case of such Japanese public offering) or except in compliance with the Financial Instruments and Exchange Law of Japan and other applicable laws and regulations of Japan (in the case of a private placement). As used in this paragraph, resident in Japan means any person residing in Japan, including any corporations or other entities organized under the laws of Japan.

Subject to applicable law, the underwriters may offer shares of class A common stock outside of the United States, Canada and Japan. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where any exemption from such registration requirements is available.

SELLING RESTRICTIONS

Argentina

The shares of class A common stock are not and will not be marketed in Argentina by means of a public offer of securities, as such term is defined under Section 16 of Law Nº 17,811, as amended. No application has been or will be made with the Argentine Comisión Nacional de Valores, the Argentine securities governmental authority, to offer the shares of class A common stock in Argentina.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a.	you confirm and warrant that you are either:

i.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”);

ii.	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.	a person associated with the company under section 708(12) of the Corporations Act; or

iv.	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

b.	you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Austria

This document serves marketing purposes and constitutes neither an offer to sell nor a solicitation to buy any securities. There is no intention to make a public offer in Austria. Should a public offer be made in Austria, a prospectus prepared in accordance with the Austrian Capital Market Act will be published.

The shares of class A common stock may only be offered in the Republic of Austria in compliance with the provisions of the Austrian Capital Market Act and any other laws applicable in the Republic of Austria governing the offer and sale of the shares of class A common stock in the Republic of Austria. The shares of class A common stock are not registered or otherwise authorized for public offer under the Capital Market Act or any other relevant securities legislation in Austria. The recipients of this Prospectus and other selling materials in respect to the shares of class A common stock have been individually selected and identified before the offer being made and are targeted exclusively on the basis of a private placement. Accordingly, the shares of class A common stock may not be, and are not being, offered or advertised publicly or offered similarly under either the Capital Market Act or any other relevant securities legislation Austria. This offer may not be made to any other persons than the recipients to whom this document is personally addressed. This Prospectus and other selling materials in respect to the shares of class A common stock may not be issued, circulated or passed on in Austria to any person except under circumstances neither constituting a public offer of, nor a public invitation to subscribe for, the shares of class A common stock. This Prospectus has been issued to each prospective investor for its personal use only. Accordingly, recipients of this Prospectus are advised that this Prospectus and any other selling materials in respect to the shares of class A common stock shall not be passed on by them to any other person in Austria.

Belgium

No action has been taken in Belgium to permit a public offer of the class A common stock in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and no securities may be offered or sold to persons in Belgium which are not qualified investors within the meaning of article 10 of the Belgian Prospectus Act.

Botswana

The company hereby represents and warrants that it has not offered for sale or sold, and will not offer or sell, directly or indirectly the shares of class A common stock to the public in the Republic of Botswana, and confirms that the offering will not be subject to any registration requirements as a prospectus pursuant to the requirements and/or provisions of the Companies Act, 2003 or the Listing Requirements of the Botswana Stock Exchange.

Brazil

For purposes of Brazilian law, this offer of the class A common stock is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Brunei

Notice to Residents of Brunei Darussalam

This document and the class A common stock described therein is not an offer to sell or a solicitation of an offer to buy and/or to subscribe for any class A common stock to the public or any member of the public in Brunei Darussalam but information purposes only and directed solely at such persons as the law in Brunei Darussalam would regard as a person whose ordinary business or part thereof it is to buy or sell shares, whether as principal or agent. As such, this document and any other document, circular, notice or other material issued in connection therewith may not be distributed or redistributed to and may not be relied upon or used by the public or any member of the public in Brunei Darussalam. All offers, acceptances subscription, sales, and allotments of the class A common stock or any part thereof shall be made outside Brunei Darussalam. This document has not been registered as a prospectus with the Registrar of Companies under the Companies Act, Cap. 39 of Brunei Darussalam and the class A common stock have not been approved, by Registrar of Companies or by any other government agency in Brunei Darussalam.

Chile

Visa Inc. and the class A common stock are not registered in the Securities Registry maintained by the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Insurance Superintendency or “SVS”) pursuant to the Securities Market Law of Chile, as amended, nor subject to the oversight of the SVS.

Colombia

The securities have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, these securities may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity and including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Cyprus

Each of the book running managers has represented, warranted and agreed that:

(i)	it will not be providing from or within Cyprus any “Investment Services”, “Investment Activities” and “Non-Core Services” (as such terms are defined in the Investment Firms Law 144(I) of 2007, (the

“IFL”) in relation to the shares of class A common stock, or will be otherwise providing Investment Services, Investment Activities and Non-Core Services to residents or persons domiciled in Cyprus. Each book running manager has represented, warranted and agreed that it will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto; and

(ii)	it has not and will not offer any of the shares of class A common stock other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

Czech Republic

No permit for the issue of the shares of class A common stock has been obtained from the Czech National Bank (the “CNB”). No approval of a prospectus has been sought or obtained from the CNB under Act no. 256/2004 Coll. on Conducting Business in the Capital Market, as amended (the “Capital Market Act”) with respect to the shares of class A common stock. No action has been taken to passport a prospectus approved by the competent authority of any Member State into the Czech Republic by delivery of certificate of the competent authority of the relevant Member State to the CNB attesting that a prospectus approved by the relevant Member State authority has been drawn up in accordance with the law of the European Community.

No application has been filed nor has any permission been obtained for listing nor has any other arrangement for trading the shares of class A common stock on any regulated market in the Czech Republic (as defined by the Capital Market Act) been made. Accordingly, each of the representatives represented, warranted and agreed that it has not and will not offer, sell or otherwise introduce the shares of class A common stock for trading in the Czech Republic in a manner that would require (i) the approval of a prospectus by the Czech National Bank (the “CNB”) or (ii) the passporting of a prospectus approved by the competent authority of any Member State into the Czech Republic by means of the delivery of a certificate from the competent authority of any Member State to the CNB attesting that a prospectus approved by any Member State authority has been drawn up in accordance with law of the European Community.

Accordingly, any person making or intending to make any offer within the Czech Republic of the shares of class A common stock which are the subject of the placement contemplated in this Offering Circular should only do so under circumstances in which no obligation arises for the company or any of the representatives to produce a prospectus for such offer. Neither the company nor the representatives have authorized, nor do they authorize, the making of any offer of the shares of class A common stock through any financial intermediary, other than offers made by Representatives which constitute the final placement of the shares of Class A common stock contemplated in this Offering Circular.

Each Dealer has represented, warranted and agreed with the company and all other Dealers that it has complied with and will comply with all the requirements of the Capital Market Act and has not taken, and will not take, any action which would result in the shares of class A common stock being deemed to have been issued in the Czech Republic or requiring a permit, registration, filing or notification to the CNB or other authorities in the Czech Republic in respect of the shares of class A common stock, in accordance with the Capital Market Act or the practice of the CNB.

Estonia

The securities may and shall only be offered in Estonia through private placement, as defined in the Securities Market Act of Estonia of 2001, as amended (the “Securities Market Act”). The proposed offer of securities has not been and shall not be registered or otherwise authorized under the Securities Market Act, as a public offer and no offer of any securities in Estonia shall constitute a public offer of securities pursuant to applicable Estonian law. The securities may not be publicly offered or sold, directly or indirectly, in Estonia or to or for the benefit of any resident of Estonia (which term as used herein means any person resident in Estonia, including any corporation or other entity incorporated under the laws of Estonia), or to others for re-offering or resale, directly or indirectly, publicly in Estonia or to a resident of Estonia except in compliance with applicable laws or regulations of Estonia.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Finland

This document does not constitute a public offer or an advertisement of securities to the public in the Republic of Finland. The shares will not and may not be offered, sold, advertised or otherwise marketed in Finland under circumstances, which would constitute a public offering of securities under Finnish law. Any offer or sale of the shares in Finland shall be made pursuant to a private placement exemption as defined under European Council Directive 2003/71/EC, Article 3 (2) and the Finnish Securities Market Act (1989/495, as amended) and any regulation there under. This document has not been approved by or notified to the Finnish Financial Supervision Authority.

France

This Offering Memorandum has not been prepared in the context of a public offering of securities in France (appel public à l’épargne) within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (“AMF”) regulations and has therefore not been submitted to the AMF for prior approval or otherwise. The shares of class A common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this Offering Memorandum nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier) on the condition that no such Offering Memorandum nor any other offering material relating to the securities shall be delivered by then to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Germany

Any offer or solicitation of shares of class A common stock within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to the shares of class A common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the shares of class A common stock to the public in Germany, any public marketing of the shares of class A common stock or any public solicitation for offers to subscribe for or otherwise acquire the shares of class A common stock. The prospectus and other offering materials relating to the offer of the shares of class A common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Greece

The present prospectus has been submitted and approved by the United States Securities and Exchange Commission (“US SEC”) and not the Greek Capital Market Committee. All information contained in the prospectus is true and accurate and has been approved by the US SEC. The offering of the shares of class A common stock of the company does not constitute an initial public offer in Greece according to CL. 2190/1920 and L. 3401/2005 as amended and in force. This prospectus is strictly for the use of the entity to which it has been addressed to by the company and not to be circulated in Greece or any other jurisdiction.

This information and documentation is true and accurate and in conformity with the information contained in the prospectus for the IPO of the shares of class A common stock of the company, which has been approved only by the United States Securities and Exchange Commission. and does not constitute provision of the investment service of investment advice according to L. 3606/2007. Any recipient of this material has stated to be a qualified and experienced investor and will evaluate the contents and decide on his/her own discretion whether to participate or not at this offering of shares of class A common stock of the company.

Hong Kong

The shares of class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the common units or shares of class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Hungary

PURSUANT TO SECTION 18 OF ACT CXX OF 2001 ON THE CAPITAL MARKETS, THIS DOCUMENT WAS PREPARED IN CONNECTION WITH A PRIVATE PLACEMENT IN HUNGARY.

India

This document is for information purposes only and does not constitute a “public offer” or an invitation to more than 50 (fifty) persons in India for any investment or subscription for foreign securities. Any person who is in possession of this document is hereby notified that no action has been or will be taken that would allow an offering of foreign securities to more than 50 (fifty) persons in India and neither this document nor any offering material relating to foreign securities has been submitted to the Registrar of Companies (ROC) or the Securities and Exchange Board of India (SEBI) for prior review or approval. Further, no prospectus filing has been made with the ROC, India. Accordingly, the foreign securities may not be offered, sold, transferred or delivered and neither this document nor any offering material relating to the foreign securities may be distributed or made available (in whole or in part) to more than 50 persons in India, directly or indirectly in connection with any offer or invitation for any investment or subscription of the foreign securities.

Ireland

Notice to prospective investors in Ireland

This document does not comprise a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, the Prospectus (Directive 2003\71\EC) Regulations 2005 of Ireland or the Prospectus Rules issued by the Financial Regulator of Ireland in March 2006. This document is only being made available to certain prospective investors in Ireland (“Prospective Irish Investors”) on the understanding that any written or oral information contained herein or otherwise made available to them will be kept strictly confidential. The opportunity described in this document is personal to the addressees in Ireland. This document must not be copied, reproduced, distributed or passed by any Prospective Irish Investor to any other person without the consent of J. P. Morgan Securities Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC (the “Joint Bookrunners”) and Visa Inc. (“Visa”). By accepting this document, Prospective Irish Investors are deemed to undertake and warrant to the Joint Bookrunners and Visa that they will keep this document confidential.

Prospective Irish Investors are recommended to seek their own independent financial advice in relation to the opportunity described in this document from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is duly authorized or exempted under the Investments Intermediaries Act 1995 of Ireland or the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) of Ireland.

Italy

The offering of the shares of class A common stock has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the shares of class A common stock may not be offered or sold, and copies of this offering document or any other document relating to the shares of class A common stock may not be distributed in Italy except to Qualified

Investors, as defined in Article 2, paragraph 2, letter e), (i), (ii) and (iii) of EU Directive 2003/71/EC or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the “Consolidated Financial Act”) or CONSOB Regulation no. 11971 of May I4, 1999, as amended (the “Issuers’ Regulation”) applies, including those provided for under Article 100 of the Finance Law and Article 33 of the Issuers Regulation, and provided, however, that any such offer or sale of the shares of class A common stock or distribution of copies of this offering document or any other document relating to the shares of class A common stock in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares of class A common stock, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Jordan

The shares of class A common stock are being offered in Jordan on a cross border basis based on one-on-one contacts to no more than thirty potential investors and accordingly the shares of class A common stock will not be registered with the Jordanian Securities Commission and a local prospectus is not required.

Korea

The shares of class A common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares of class A common stock have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, the shares of class A common stock may not be re-sold to Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares of class A common stock.

Latvia

This document and offering of the class A common stock has not been approved by the Financial and Capital Market Commission of the Republic of Latvia. Accordingly, class A common stock may not be offered, sold or delivered, nor may this document, or any other document or communication presenting information on the terms of the offer and the class A common stock to be offered, be distributed in the Republic of Latvia unless an exemption from the obligation to approve and publish a prospectus applies under the Financial Instruments Market Law of the Republic of Latvia.

Lithuania

This prospectus has not been submitted for approval to the Lithuanian securities commission and, accordingly, the shares of class A common stock may not be offered or sold in Lithuania unless in compliance with article 5.2 of the Lithuanian Securities Act.

Luxembourg

The shares of class A common stock may not be offered or sold in the Grand Duchy of Luxembourg, except for shares of class A common stock which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus pursuant to the law of July 10, 2005 on prospectuses for securities. The shares of class A common stock are offered to a limited number of investors or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document may not be reproduced or used for any purposes, or furnished to any persons other than those to whom copies have been sent.

Malaysia

The offer of shares in Malaysia constitutes or relates to an “excluded offer”, “excluded invitation” or “excluded issue” pursuant to Section 229 and Section 230 of the Capital Markets and Services Act 2007 and as a consequence : (i) no prospectus is required to be registered with the Securities Commission of Malaysia; (ii) any document(s) which purport to describe the business and affairs of Visa Inc. (the issuer) in respect of the offer or issue of shares will constitute an information memorandum; and (iii) a copy of the information memorandum is required to be deposited by Visa Inc. with the Securities Commission of Malaysia within seven days after it is first issued in Malaysia.

The distribution in Malaysia of this prospectus and the Directed Share Program documents (“Plan Documents”), constituting the information memorandum, is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of the Plan Documents. The Plan Documents do not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the Securities Commission or registration of a prospectus with the Securities Commission in Malaysia under the Capital Markets and Services Act 2007.

Malta

The offer of the shares of class A common stock is not to be construed as an offer to the public in terms of the Companies Act of Malta (Chapter 386 of the Laws of Malta) in view of the fact that the offer is being made only to qualified investors in Malta and to less than 100 investors in Malta (not including qualified investors). Accordingly this offering document has not been lodged, filed or notified with, nor has it been approved by, any authority in Malta.

Mexico

The shares of class A common stock have not been and will not be registered with the National Registry of Securities maintained by the National Banking and Securities Commission and may not be publicly offered in Mexico, except pursuant to the following exemptions:

(i)	sales that are part of an offering exclusively made to qualified investors or institutional investors, who are high net worth individuals or companies;

(ii)	offers and sales of equity securities of an entity not directed to more than 100 persons;

(iii)	offers and sales made pursuant to the terms and conditions of an employee benefit plan of the issuer of the securities or the entities controlled by it; or

(iv)	offers and sales made to shareholders or members of entities which principal corporate purpose is to render services to said individuals.

Namibia

This offering document does not constitute an offer to sell or the solicitation of an offer to buy any class A common stock in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this offering document and the offer or sale of class A common stock may be restricted by law in certain jurisdictions. Persons into whose possession this offering document or class A common stock come must inform themselves about, and observe any such restrictions. In particular, there are restrictions on the distribution of this offering document and the offer or sale of class A common stock in the Republic of Namibia. The issuer does not represent that this offering document may be lawfully distributed, or that any class A common stock may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, nor assumes any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer which would permit a public offering of any class A common stock or distribution of this document in the Republic of Namibia or any jurisdiction where action for that purpose is required. Accordingly, no class A common stock may be offered or sold, directly or indirectly, and neither this offering document nor any advertisement or other offering material may be distributed or published in the Republic of Namibia or any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations.

This offering document and any offer or resultant sale of class A common stock is only available to, and may only be relied and acted upon by, the persons to whom this offering document is addressed and may not be ceded, transferred, copied, distributed, disseminated, disclosed or made over (whether in whole or in part) to any other person. The issuer reserves the right to reject any offer or application for the sale and issue of class A common stock, if, in its sole discretion, it believes that such offer or application is made by or on behalf of any person, juristic or otherwise, to whom this offering document has not been addressed. Should the issuer so reject any offer or application, the issuer shall not be required or obliged to give any reason or explanation for such rejection.

The Netherlands

The shares of class A common stock may not, directly or indirectly, be offered or acquired in the Netherlands and this offering memorandum may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Nigeria

THE OFFERED SHARES OF CLASS A COMMON STOCK HAVE NOT AND SHALL NOT BE REGISTERED UNDER THE INVESTMENT AND SECURITIES ACT 1999 AND SUCH SHARES MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED IN NIGERIA SAVE PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE PROVISIONS OF THE INVESTMENT AND SECURITIES ACT AND IN COMPLIANCE WITH REGULATIONS MADE THEREUNDER BY THE SECURITIES EXCHANGE COMMISSION OF NIGERIA. HOWEVER, NO AGENCY OF THE STATE OR REGULATORY BODY IN THE FEDERAL REPUBLIC OF NIGERIA HAS REVIEWED THIS PRIVATE PLACEMENT MEMORANDUM IN ORDER TO ASCERTAIN THE AUTHENTICITY OF THE INFORMATION CONTAINED THEREIN.

Norway

This Offering Memorandum has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian Financial Supervisory Authority (Kredittilsynet) nor the Norwegian Registry of Business Enterprises, and the shares of class A common stock are marketed and sold in Norway on a private placement basis and under other applicable exceptions from the offering prospectus requirements as provided for pursuant to the Norwegian Securities Trading Act.

Oman

For the attention of the residents of Oman:

The information contained in this memorandum neither constitutes a public offer of securities in the Sultanate of Oman (“Oman”) as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-Omani securities in Oman as contemplated by Article 6 of the Executive Regulations to the Capital Market Law of Oman (issued vide Ministerial Decision No 4/2001), and nor does it constitute a distribution of non-Omani securities in Oman as contemplated under the Rules for Distribution of Non-Omani Securities in Oman issued by the Capital Market Authority of Oman (“CMA”). Additionally, this memorandum is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of Oman.

This memorandum has been sent at the request of the investor in Oman, and by receiving this memorandum, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this memorandum has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares of class A common stock within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The underwriters are neither companies licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor banks licensed by the Central Bank of Oman to provide investment banking services in Oman. The underwriters do not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this memorandum is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This memorandum is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.

Any recipient of this memorandum and any purchaser of the shares of class A common stock pursuant to this memorandum shall not market, distribute, resell, or offer to resell the shares of class A common stock within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this memorandum to others.

Panama

TO INVESTORS IN PANAMA:

These securities have not been and will not be registered with the National Securities Commission of Panama under Decree Law N° 1 of July 8, 1999 (the “Panamanian Securities Act”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempted from the registration requirements of the Panamanian Securities Act. These securities do not benefit from the tax incentives accorded to registered securities by the Panamanian Securities Act and are not subject to regulation or supervision by the National Securities Commission of Panama.

Peru

The public or private offering and placement of the shares of class A common stock in the Republic of Peru should comply with the corresponding requirements foreseen in the “Securities Market Law” (Ley de Mercado de Valores) and in the other applicable regulations. Additional requirements should be complied in cases of private offerings directed to Private Pension Funds.

Poland

This document and any related documents have not been approved in Poland and may not be, by any means or in any manner, distributed or circulated or communicated to, and the securities may not be offered or sold to, any member of the public in Poland other than qualified investors defined in Art. 8 of the Act of 29 July 2005 on Public Offers and the Conditions of Introducing Financial Instruments to an Organized Trading System and on Public Companies, or investors each of whom acquires securities whose value, as calculated according to their issue or sale price, is not less than €50,000 or the PLN equivalent calculated on the basis of the average euro exchange rate published by the National Bank of Poland on the pricing date.

No permit has been obtained from the Polish Financial Supervisory Commission (the FSC) in relation to the issue of the class A common stock nor has the issue of the class A common stock been notified to the FSC in accordance with applicable procedures. Accordingly, the class A common stock may not be publicly offered Poland, as defined in the Polish Act on Public Offerings and on the Conditions of Introducing Financial Instruments to an Organized Trading System and on Public Companies of 29 July 2005 (as amended) as an offering to sell or purchase of securities, made in any form and by any means, if the offering is directed at 100 or more people or at an unnamed addressee (a Public Offering). Each Investor confirms that it is aware that no such permit has been obtained nor such notification made, and represents that it has not offered, sold or delivered and shall not offer, sell or deliver the class A common stock in Poland in the manner defined as a Public Offering as part of their initial distribution or otherwise to residents of Poland or in Poland. Each Investor acknowledges that the acquisition and holding of the class A common stock by residents of Poland may be subject to restrictions imposed by Polish law (including foreign exchange regulations), and that the offers and sales of the class A common stock to Polish residents or in Poland in secondary trading may also be subject to restrictions.

Portugal

This document does not constitute an offer or an invitation by or on behalf of Visa Inc. to subscribe or purchase any shares of class A common stock. It may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. The distribution of this presentation/marketing material and the marketing of the shares of class A common stock in certain jurisdictions may be restricted by law. Persons into whose possession this presentation/marketing material comes are required to inform them selves about and to observe any such restrictions.

No action has been taken or will be taken by Visa Inc. that would permit a public offering of shares of class A common stock or the circulation or distribution of this presentation/marketing material or any material in relation to the company or the shares of class A common stock, in any country or jurisdiction where action for that purpose is required.

Prospective investors should understand the risks of investing in the shares of class A common stock before they make their investment decision. They should make their own independent decision to invest in the shares of class A common stock and as to whether an investment in such shares of class A common stock is appropriate or proper for them based upon their own judgment and upon advice from such advisors as they consider necessary.

Qatar

The global initial public offering of shares of class A common stock of Visa Inc. (the “Securities”) does not constitute a public offer of Securities in the State of Qatar under Law No. 5 of 2002 (the “Commercial Companies Law”).

The Securities are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such shares of class A common stock, or have sufficient knowledge of the risks involved in an investment in such shares of class A common stock or are benefiting from preferential terms under a directed share program for directors, officers and employees.

No transaction will be concluded in the jurisdiction of the State of Qatar.

Saudi Arabia

Visa Inc. hereby authorizes the Capital Market Authority of the Kingdom of Saudi Arabia to exchange any relevant information with the authorities, agencies or bodies having responsibility for the supervision of financial services and any other relevant authorities.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the class A common stock may not be circulated or distributed, nor may the class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the class A common stock under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Slovakia

The shares of class A common stock qualify as securities within the meaning of section 2 of the Slovak Securities Act (No. 566/2001 Coll., as amended). This offer of shares of class A common stock does not qualify as a public offer of securities within the meaning of section 120 of the Slovak Securities Act nor does it qualify as a public offer within the meaning of section 5(a) of the Slovak Collective Investment Act (No. 594/2003 Coll., as amended). This offer does not constitute a public offer of economic values within the meaning of section 126(1) of the Slovak Securities Act.

This offering document is addressed to the named institutional recipient and to the employees of Visa Inc. and its affiliated undertakings under section 120(5)(e) of the Slovak Securities Act only and must not be distributed, directly or indirectly, to any persons in the Slovak Republic other than to: (i) qualified investors as defined in section 120(6) of the Slovak Securities Act; or (ii) other investors in circumstances which do not require the publication by Visa Inc. of a prospectus as set forth in sections 120(3) and 120(5)(e) of the Slovak Securities Act. The named recipient, employee or any other person must not pass it on or make it available to any third party. Accordingly, this offering document has not been nor will be approved by the National Bank of Slovakia nor will any notice, advertisement, poster or other materials relating to the offer of shares of class A common stock be filed with the National Bank of Slovakia. Consequently, this offering document or any notice, advertisement, poster or other materials relating to the offer of shares of class A common stock must not:

(a)	be published in any publication in daily press with a national coverage in the Slovak Republic or sufficient circulation in the European Economic Area member states in which the offer of shares of class A common stock is made or where the admission to the regulated market is being sought;

(b)	be made available in a printed form free of charge in the premises of the regulated market on which the securities are being admitted for trading or in Visa Inc.’s seat and in the premises of the financial institutions of any institutions placing or selling the shares of class A common stock as well as in the premises of paying agents;

(c)	be made available in electronic form on the website of Visa Inc. or on the website of any placement agent, underwriter or any paying agent or on the website of the regulated where admission to trading is being sought.
(d)	be disseminated in any way, including by any of the following means of communication: as addressed or unaddressed printed matter, electronic message or advertisement received via a mobile telephone or pager, standard letter, press advertising with or without order form, catalogue, telephone with or without human intervention, seminars and presentations, radio, videophone, videotext, electronic mail, fax, television, notice, bill, poster, brochure or web posting including internet banners.

Slovenia

This offering document may only be distributed by the underwriters named herein and is only distributed to a certain limited number of addressees specified in advance by name and certain criteria and is not and may not be distributed to the public in Slovenia. No public offering of the shares of class A common stock within the meaning of Section 30 of the Slovenian Market in Financial Instruments Act in connection with Section 36 Para. 1 of the Slovenian Market in Financial Instruments Act is made in Slovenia and nothing shall be construed to constitute such a public offer of the shares of class A common stock. The shares of class A common stock are not registered or authorized for public distribution in Slovenia. The shares of class A common stock are offered by way of private placement in Slovenia to not more than 99 addressees in Slovenia whereby the offeror has selected the addresses by certain criteria and has laid down the identity of the addressees of the offer by name prior the offer was made. The offeror has not offered and will not offer or solicit offers from any other persons in Slovenia to buy the shares of class A common stock. The number of addressees who have been offered or who will be offered the shares of class A common stock and the composition of the addressees will not and has not changed. This offering document or any other document in connection therewith will not be distributed, disseminated or passed to any third person, nor the offering documents or any other document or parts thereof will be reproduced.

The offering of shares of class A common stock may not be advertised in Slovenia. This offering document is distributed under the condition that above obligation are accepted by the recipient and that the recipient undertakes to comply with the above restrictions.

The underwriters have represented that they have not offered or sold and they will not offer or sell, the shares of class A common stock to the person in Slovenia except in accordance with an applicable exemption from the prospectus requirement under Section 49, Para. 1, Item (1) and (3) to (5) of the Slovenian Market in Financial Instruments Act as amended nor will they solicit offers from persons in Slovenia to buy shares of class A common stock except in accordance with such applicable exemption.

This offering document or any other document in connection therewith must not be distributed, disseminated or passed to any third person, except in accordance with an applicable exemption from the prospectus requirement under the Section 49, Para. 1, Item (1) and (3) to (5) of the Slovenian Market in Financial Instruments Act, nor they will reproduce this offering document or any other parts thereof.

The offering of shares of class A common stock will not be advertised in Slovenia except together with a notice referring to an applicable exemptions from the prospectus requirement under the Section 49, Para. 1, Item (1) and (3) to (5) of the Slovenian Market in Financial Instruments Act, nor they will approach to the consumers.

The underwriters have represented that they will comply with all provisions of the Slovenian Market in Financial Instruments Act and other applicable law in connection with and involving the shares of class A common stock and endeavor to maintain any exemption from the prospectus requirement for the public of securities contained in the Slovenian Market in Financial Instruments Act.

South Africa

This memorandum is strictly private and confidential and does not constitute an offer to the public in terms of South African law. The memorandum is being issued to a limited number of sophisticated investors, may not be reproduced or used for any other purpose, nor provided to any person other than the original recipient thereof, and is subject to restrictions on transferability.

Sweden

THIS OFFERING DOCUMENT IS NOT A PROSPECTUS AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH THE PROSPECTUS REQUIREMENTS LAID DOWN IN THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT (LAG (1991:980) OM HANDEL MED FINANSIELLA INSTRUMENT) NOR ANY OTHER SWEDISH ENACTMENT. NEITHER THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY NOR ANY OTHER SWEDISH REGULATORY BODY HAS EXAMINED, APPROVED OR REGISTERED THIS OFFERING DOCUMENT.

NO SHARES OF CLASS A COMMON STOCK WILL BE OFFERED OR SOLD TO ANY INVESTOR IN SWEDEN EXCEPT IN CIRCUMSTANCES THAT WILL NOT RESULT IN A REQUIREMENT TO PREPARE A PROSPECTUS PURSUANT TO THE PROVISIONS OF THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of class A common stock of Visa Inc. may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of class A common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of class A common stock of Visa Inc. in Switzerland.

United Arab Emirates

This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). The issue of shares of class A common stock does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly, or otherwise.

The shares of class A common stock may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares of class A common stock may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company, and the representatives represent and warrant that the shares of class A common stock will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones including, in particular, the DIFC.

United Kingdom

This Offering Document has been prepared on the basis that all offers of shares of class A common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares of class A common stock. Accordingly any person making or intending to make any offer within the EEA of shares of class A common stock which are the subject of the placement contemplated in this Offering Document should only do so in circumstances in which no obligation arises for the Visa Inc. or any of the Underwriters to produce a prospectus for such offer. Neither Visa Inc. nor the Underwriters have authorized, nor do they authorize, the making of any offer of shares of class A common stock through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of shares of class A common stock contemplated in this Offering Document.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Venezuela

THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY MAY NOT BE OFFERED TO THE PUBLIC IN VENEZUELA AND MAY NOT BE OFFERED OR SOLD IN VENEZUELA IN ANY MANNER THAT MAY BE CONSTRUED AS A PUBLIC OFFERING AS DETERMINED UNDER VENEZUELAN SECURITIES LAWS. THE SHARES OF CLASS A COMMON STOCK MAY BE SOLD BY MEANS OF A PRIVATE OFFER THROUGH SALES THAT DO NOT CONSTITUTE A PUBLIC OFFERING AS DETERMINED UNDER VENEZUELAN SECURITIES LAWS.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for Visa Inc. by White & Case LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and Schedule II of Visa International and subsidiaries at September 30, 2007 and 2006 and for each of the years in the three-year period ended September 30, 2007 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Visa U.S.A. Inc. and subsidiaries at September 30, 2007 and 2006 and for each of the years in the three-year period ended September 30, 2007 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Visa Inc. and subsidiaries at October 1, 2007 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our class A common stock being offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement. Some items of information are contained in exhibits to the registration statement, as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the content of any contract, agreement or other document filed as an exhibit to the registration statement are not necessarily complete. With respect to those statements, you should refer to the corresponding exhibit for a more complete description of the matter involved and read all statements in this prospectus in light of that exhibit.

We are currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file reports and other information with the SEC. Following the closing of this offering, we will be subject to all requirements of the Securities Exchange Act of 1934, as amended, including the proxy statement requirements.

You may read and copy any document that Visa Inc. files at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and proxy statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Visa Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Visa Inc. and Subsidiaries as of October 1, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Visa Inc. and Subsidiaries as of October 1, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

December 19, 2007

VISA INC.

CONSOLIDATED BALANCE SHEET

October 1, 2007
(in thousands, except share data)
Assets
Cash and cash equivalents	$1,277,996
Investment securities, available-for-sale	842,424
Settlement receivable	587,145
Accounts receivable	318,004
Customer collateral	388,521
Current portion of volume and support incentives	134,701
Current portion of deferred tax assets	771,182
Prepaid expenses and other current assets	380,683

Total current assets	4,700,656
Investment securities, available-for-sale	742,507
Volume and support incentives	72,420
Property, equipment, and technology, net	906,047
Other assets	625,254
Intangible assets	10,883,052
Goodwill	9,139,330

Total assets	$27,069,266

Liabilities
Accounts payable	$164,209
Settlement payable	643,842
Customer collateral	388,521
Accrued compensation and benefits	478,598
Volume and support incentives	294,092
Accrued liabilities	495,857
Current portion of long-term debt	84,221
Current portion of accrued litigation obligation	2,236,482

Total current liabilities	4,785,822
Long-term debt	39,954
Accrued litigation obligation	1,445,717
Deferred tax liabilities	3,757,828
Other liabilities	754,343

Total liabilities	10,783,664
Commitments and contingencies—see Note 19
Stockholders’ Equity
Preferred stock, $0.0001 par value, 25,000,000 shares authorized and none issued	—
Class A common stock, $0.0001 par value, 2,001,622,245,209 shares authorized and none issued	—
Class B common stock, $0.0001 par value, 622,245,209 shares authorized and none issued	—
Class C (series I) common stock, $0.0001 par value, 813,582,801 shares authorized and none issued	—
Class C (series II) common stock, $0.0001 par value, 38,582,801 shares authorized and none issued	—
Class C (series III) common stock, $0.0001 par value, 64,000,000 shares authorized and none issued	—
Class C (series IV) common stock, $0.0001 par value, 1,000,000 shares authorized and none issued	—
Class USA common stock, $0.0001 par value, 622,245,209 shares authorized and 426,390,481 issued and outstanding	43
Class EU (series I) common stock, $0.0001 par value, 64,000,000 shares authorized and 62,213,201 issued and outstanding	6
Class EU (series II) common stock, $0.0001 par value, 38,582,801 shares authorized and 27,904,464 issued and outstanding	3
Class EU (series III) common stock, $0.0001 par value, 1,000,000 shares authorized and 549,587 issued and outstanding	—
Class Canada common stock, $0.0001 par value, 25,000,000 shares authorized and 22,034,685 issued and outstanding	2
Class AP common stock, $0.0001 par value, 130,000,000 shares authorized and 119,100,481 issued and outstanding	12
Class LAC common stock, $0.0001 par value, 90,000,000 shares authorized and 80,137,915 issued and outstanding	8
Class CEMEA common stock, $0.0001 par value, 42,000,000 shares authorized and 36,749,698 issued and outstanding	4
Additional paid-in capital	16,785,451
Accumulated deficit	(499,599)
Accumulated other comprehensive loss, net	(328)

Total stockholders’ equity	16,285,602

Total liabilities and stockholders’ equity	$27,069,266

See accompanying notes to consolidated balance sheet.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET

(in millions, except as noted)

Note 1—Organization

Visa Inc. is a stock corporation incorporated under the laws of the state of Delaware, United States of America. Visa Inc. and its consolidated subsidiaries, including Visa U.S.A. Inc. (“Visa U.S.A.”), Visa International Service Association (“Visa International”), Visa Canada Inc. (“Visa Canada”) and Inovant LLC (“Inovant”) (hereafter referred to as the “Company”) operate the world’s largest retail electronic payments network. Visa Inc. facilitates global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. Visa Inc. provides financial institutions, its primary customers, with product platforms encompassing consumer credit, debit, prepaid and commercial payments. VisaNet, a secure, centralized, global processing platform, enables Visa Inc. to provide financial institutions and merchants with a wide range of product platform, transaction processing and related value added-services.

The Company does not issue cards, set fees, or determine the interest rates consumers will be charged on Visa-branded cards. The Company’s issuing customers have the independent responsibility to individually determine these and most other competitive card features. These functions are performed by the Company’s customer financial institutions in competition with one another.

Prior to the October 2007 Reorganization

Prior to the October 2007 reorganization, Visa operated as five corporate entities related by ownership and membership: Visa U.S.A., Visa International (comprising the operating regions of Asia Pacific (“AP”), Latin America and Caribbean (“LAC”), and Central and Eastern Europe, Middle East and Africa (“CEMEA”)), Visa Canada, Visa Europe Limited (“Visa Europe”) and Inovant, a majority owned subsidiary of Visa U.S.A., which operated the VisaNet transaction processing system and other related processing systems. Each of Visa U.S.A., Visa Canada, Visa Europe, Visa AP, Visa LAC and Visa CEMEA operated as a separate geographic region, serving its member financial institutions and administering Visa programs in its respective region.

October 2007 Reorganization

In order to respond to industry dynamics and enhance Visa’s ability to compete, in a series of transactions occurring from October 1 to October 3, 2007, Visa undertook a reorganization, as more fully described in Note 3—The Reorganization, in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc. For financial accounting and reporting purposes, the Company has reflected the reorganization as a single transaction occurring on October 1, 2007 (the “reorganization date”), the date all contractual conditions to the closing, other than those of a perfunctory nature, were met. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned and governed by its European member financial institutions and entered into a set of contractual arrangements with the Company in connection with the reorganization. In the reorganization, the Company issued different classes and series of common stock reflecting the different rights and obligations of the Visa financial institution members and Visa Europe based on the geographic region in which they are located. In addition to common stock, the Company provided other consideration to Visa Europe, as more fully described in Note 4—Visa Europe, in exchange for its ownership interest in Visa International and Inovant.

At September 30, 2007, Visa U.S.A. held a 69% ownership interest in its consolidated subsidiary, Inovant, and an estimated 26% membership interest in Visa International. The remaining 31% ownership interest in Inovant was held by Visa International, Visa Canada and Visa Europe. The remaining estimated 74% membership interest in Visa International was held by the financial institution members of the unincorporated regions (consisting of Visa AP, Visa LAC, and Visa CEMEA), Visa Europe and Visa Canada. The reorganization was accounted for using the purchase method of accounting under the guidelines of Statement of Financial

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Accounting Standards (“SFAS”) No. 141, Business Combinations, (“SFAS No. 141”) with Visa U.S.A. deemed to be the accounting acquirer of Visa Canada and the remaining ownership interest in Visa International and Inovant not previously held (the “acquired interests”). The net assets underlying the acquired interests were recorded at fair value at the reorganization date with the excess purchase price over this value attributed to goodwill.

The results of operations of Visa International and Visa Canada will be included in the consolidated statements of operations of the Company beginning October 1, 2007. The Company has presented a consolidated balance sheet as of October 1, 2007 to reflect its financial condition immediately following the reorganization and as such has omitted the statement of operations, cash flows, and changes in stockholders’ equity.

At October 1, 2007, Visa Inc. had not reported nor been managed under its new organizational structure. Accordingly, the Company is unable to make a determination of its operating and reportable segments.

Note 2—Summary of Significant Accounting Policies

Accounting principles—The consolidated balance sheet of Visa Inc. is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S.”).

Principles of consolidation—The Company consolidates all entities that are controlled by ownership of a majority voting interest as well as variable interest entities for which the Company is the primary beneficiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates—The preparation of the accompanying consolidated balance sheet requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheet. Such estimates include purchase consideration, valuation of goodwill and intangible assets, pension and postretirement costs, legal contingencies and guarantees and indemnifications. These estimates and assumptions are based on management’s best estimates and judgment. Actual results could differ materially from these estimates.

Cash and cash equivalents—Cash and cash equivalents include cash and certain highly liquid investments with original maturities of ninety days or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value.

Investments—Investments in marketable securities are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments with original maturities greater than ninety days and with maturities less than one year from the balance sheet date are considered current assets. Investments with maturities greater than one year from the balance sheet date are considered non-current assets.

The Company classifies its debt and marketable equity securities as available-for-sale to meet investment objectives such as liquidity management and to promote business and strategic objectives. These securities are recorded at cost at the time of purchase and are carried at fair value, based on current market quotations. Unrealized gains and losses are reported in accumulated other comprehensive loss on the consolidated balance sheet. The Company does not engage in investment trading activities.

The Company evaluates its investments for other-than-temporary impairment on an ongoing basis. A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a new cost basis for the security which is equivalent to its fair value. In evaluating other-than-temporary impairment, the Company considers the length of time and extent to which fair value has been less

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

than cost, the Company’s intent and ability to hold the investment until recovery, and other relevant factors such as management’s judgment about the issuer’s financial condition and the Company’s investment horizon. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield and decrease or increase the carrying amount of the investment.

The Company uses the equity method of accounting for investments in other entities when it holds between 20% and 50% ownership in the entity or when it exercises significant influence. The equity method of accounting is also utilized for flow-through entities such as limited partnerships and limited liability companies when the investment ownership percentage is equal to or greater than 5% of outstanding ownership interests, regardless of whether the Company has significant influence over the investees. Under this method, the Company’s share of each entity’s net income or loss is recorded as an increase or decrease in the investment on the consolidated balance sheet.

The Company accounts for investments in entities under the historical cost method of accounting when it holds less than 20% ownership in the entity or for flow-through entities when the investment ownership is less than 5%, and the Company does not exercise significant influence. These investments consist of equity holdings in non-public companies and are recorded in other assets on the consolidated balance sheet.

The Company regularly reviews investments accounted for under the cost and equity methods for possible impairment and estimates the fair value of these investments if there have been identified events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments. The fair value estimate typically includes an analysis of the facts and circumstances of the investment, the expectations of the entity’s cash flows and capital needs, and the viability of its business model.

Settlement receivable and payable—The Company operates systems for clearing and settling customer payment transactions. Net settlements generally clear daily among customers. However, international transactions involving foreign currency generally settle in two business days resulting in amounts due from and due to customers. These settlement receivables and payables are stated at cost and are presented on a gross basis on the consolidated balance sheet.

Customer collateral—The Company holds cash deposits and other noncash assets from certain customers in order to ensure their performance of settlement obligations arising from credit, debit and travelers cheque product clearings. The cash collateral assets are restricted and fully offset by corresponding liabilities and both balances are presented on the consolidated balance sheet. Noncash collateral assets are held on behalf of the Company by a third party and are not recorded on the Company’s consolidated balance sheet.

Volume and support incentives—The Company enters into incentive agreements with financial institution customers, merchants, and other business partners designed to build payments volume and to increase product acceptance. The Company capitalizes certain incentive payments under these agreements related to signing or renewing long-term contracts in instances where the Company receives a performance commitment from the financial institution customer to generate a substantial portion of its credit and debit card payments volume on Visa branded products for an agreed upon period of time using Visa’s branded products. Incentives are accrued based on management’s estimate of the customers’ performance according to the provisions in the related agreements. These accruals are regularly reviewed and estimates of performance are adjusted as appropriate. Capitalized amounts and the Company’s estimated obligations under these agreements are amortized as a reduction of operating revenue in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”), on either a sales based or straight-line basis over the period of benefit.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Property, equipment, and technology, net—Property, equipment, and technology, net are recorded at historical cost and are depreciated or amortized on a straight-line basis over their estimated useful lives, which range from two to forty years, except for land and construction-in-progress, which are not depreciated.

The estimated useful lives of the respective classes of assets are as follows:

Buildings	40 years
Building improvements	3 to 40 years
Leasehold improvements	Shorter of the useful life of the asset or the lease term
Furniture, fixtures and equipment	2 to 7 years
Technology	3 to 7 years

Technology includes both purchased and internally developed software. Internally developed software represents software primarily utilized by the VisaNet electronic payment network. The Company amortizes these assets over a three to seven year useful life. The costs of internally developed software are recorded in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, internal and external costs incurred during the preliminary project stage are expensed as incurred. Qualifying costs incurred during the application development stage, as defined, are capitalized. Once the project is substantially complete and ready for its intended use these costs are amortized on a straight line basis over the technology’s estimated useful life, not to exceed seven years. All other costs incurred in connection with software developed for internal use are expensed as incurred.

Fully depreciated assets are retained in property, equipment, and technology, net until removed from service. Costs for maintenance and repairs are charged to expense as incurred. Major improvements that increase functionality of the asset are capitalized and depreciated over the asset’s remaining useful life.

Intangible assets—The Company initially records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Intangible assets with finite useful lives are amortized on a straight-line basis. Assets with indefinite useful lives are not amortized but are evaluated at least annually to confirm that events and circumstances continue to support an indefinite useful life.

Intangible assets consist of the following:

Useful Life
Tradename	Indefinite life
Customer relationships	Indefinite life
Visa Europe franchise right	Indefinite life

Impairment of long-lived assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but is evaluated for impairment at the reporting unit level annually or whenever events and circumstances indicate that an impairment may have occurred.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Income taxes—The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which results in two components of income tax expense: current and deferred. Current income tax expense represents taxes to be paid or refunded for the current period. Deferred income taxes are determined using the balance sheet method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portions that are not expected to be realized based on the level of historical taxable income, projections of future taxable income over the periods in which the temporary differences are deductible, and allowable tax planning strategies.

The Company files a consolidated federal income tax return and, in certain states, combined state tax returns. Foreign taxes paid are generally deducted to reduce federal income taxes payable.

On October 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The impact of adopting FIN 48 on the consolidated balance sheet is described in Note 15—Income Taxes.

Pension and postretirement plans—The Company accounts for its defined benefit pension and postretirement plans in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

The plans are actuarially evaluated, which includes the use of several assumptions. Critical assumptions for qualified pension plans include the discount rate and the expected rate of return on plan assets (for qualified pension plans), which are important elements of expense and/or liability measurement. Other assumptions involve demographic factors such as retirement, mortality, turnover and the rate of compensation increases. The Company evaluates assumptions annually and modifies the assumptions as appropriate.

The Company uses a discount rate to determine the present value of its future benefit obligations. The Company uses a “bond duration matching” methodology to calculate the discount rate. Under this approach, the discount rate is determined by projecting the plans’ expected future benefit payments, as defined for the projected benefit obligations, and by discounting those expected payments using an average of yield curves constructed based on a large population of high-quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. Any difference between actual and expected plan experience, including asset return experience in excess of the 10% corridor around the larger of assets or liabilities, is recognized in the net periodic pension calculation over the expected average employee future service, approximately 9 years for United States plans and approximately 14 years for United Kingdom plans. The gains and losses of certain smaller nonqualified pension plans are recognized immediately in the year in which they occur.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The Company immediately recognizes a net settlement loss for previously unrecognized losses when it makes substantial excess pension plan payments. For additional information about our pension plans, refer to Note 12—Pension, Postretirement and Other Benefits.

Foreign currency translation—The Company’s functional currency is the U.S. dollar for each of its foreign operations except Canada.

Transactions denominated in currencies other than the U.S. dollar are converted to U.S. dollars at the exchange rate on the transaction date. Monetary assets and liabilities denominated in non-U.S. currencies are remeasured to U.S. dollars using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in non-U.S. currencies are maintained at historical U.S. dollar exchange rates.

The functional currency in Canada is the Canadian dollar. Translation from the Canadian dollar to U.S. dollar is performed for balance sheet accounts using exchange rates in effect at the balance sheet date. Resulting translation adjustments are reported as a component of accumulated other comprehensive loss on the consolidated balance sheet.

Financial instruments—The Company considers cash and cash equivalents, short-term investments, long-term investments, settlement guarantees, and long-term debt to be financial instruments. The estimated fair value of such instruments at October 1, 2007 approximates their carrying values as reported on the consolidated balance sheet.

Guarantees and indemnifications—The Company accounts for guarantees and indemnifications in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which requires that an obligation be recorded if estimable, regardless of the probability of occurrence. The Company indemnifies issuing and acquiring customers from settlement losses suffered by the failure of any other customer to honor drafts, travelers cheques, or other instruments processed in accordance with Visa’s operating regulations. The estimated fair value of the liability for settlement indemnification is included in accrued liabilities on the consolidated balance sheet and is described in Note 13—Settlement Guarantee Management.

Derivative financial instruments—The Company uses options and forward foreign exchange contracts to reduce its exposure to foreign currency rate changes on non-functional currency denominated forecasted operating expenses and operating revenues. Net recognized foreign currency assets and liabilities are economically hedged with forward foreign exchange contracts to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. The Company accounts for its derivative and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Derivatives are carried at fair value on the consolidated balance sheet. Gains and losses resulting from changes in fair value of derivative instruments are accounted for depending on whether they are designated and qualify for hedge accounting. Fair value represents the difference in the value of the contracts at the contractual rate and the value at current market rates, and generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments.

Legal and other loss contingencies—Visa is currently involved in various claims and legal proceedings. The Company periodically reviews the status of each significant matter and assesses the potential financial exposure

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

in accordance with SFAS No. 5, Accounting for Contingencies. These judgments are subjective based on the status of the claims or proceedings, the merits of the Company’s defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ materially from the Company’s judgment.

If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company recognizes a liability for the estimated loss in accrued litigation on the consolidated balance sheet. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, the Company records the minimum estimated liability related to the claim.

Legal costs for third party services provided in connection with ongoing legal matters are expensed as incurred. Legal costs are included in professional and consulting fees on the consolidated statements of operations.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on the consolidated balance sheet.

Note 3—The Reorganization

Description of the Reorganization

In a series of transactions from October 1 to October 3, 2007, Visa undertook a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc. and the retrospective responsibility plan was established (see Note 5—Retrospective Responsibility Plan). For financial accounting and reporting purposes, the Company has reflected the reorganization as a single transaction occurring on the reorganization date. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned and governed by its European member financial institutions and entered into a set of contractual arrangements with the Company in connection with the reorganization. In the reorganization, the Company issued different classes and series of common stock reflecting the different rights and obligations of the Visa financial institution members and Visa Europe based on the geographic region in which they are located. In addition to common stock, the Company provided other consideration, as more fully described in Note 4—Visa Europe, to Visa Europe in exchange for its ownership interest in Visa International and Inovant.

At September 30, 2007, Visa U.S.A. held a 69% ownership interest in its consolidated subsidiary, Inovant, and an estimated 26% membership interest in Visa International. The remaining 31% ownership interest in Inovant was held by Visa International, Visa Canada and Visa Europe. The remaining estimated 74% membership interest in Visa International was held by Visa Europe, Visa Canada and the financial institution members of Visa AP, Visa LAC, and Visa CEMEA.

The reorganization was accounted for using the purchase method of accounting under the guidelines of SFAS No. 141 with Visa U.S.A. deemed to be the accounting acquirer of the acquired interests. The net assets underlying the acquired interests were recorded at fair value at the reorganization date with the excess purchase price over this value attributed to goodwill.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

At the time of the reorganization, the allocation of the Company’s common stock to each of Visa AP, Visa LAC, Visa CEMEA, Visa Canada (collectively the “acquired regions”) and Visa U.S.A. (collectively “the participating regions”) was based on each entity’s relative contribution to the Company’s projected net income estimated for fiscal 2008, after giving effect to negotiated adjustments. The allocation of Company common stock and other consideration conveyed to Visa Europe in exchange for its membership interest in Visa International and its ownership interest in Inovant was determined based on the fair value of each element exchanged in the reorganization. To effect the reorganization and in exchange for the interests held in Visa U.S.A., Visa International, Visa Canada and Inovant, the Company authorized and issued to Visa Europe and the financial institution member groups of the participating regions the following shares of common stock (in whole numbers):

Regional Classes and Series of Common Stock	Shares Issued and Outstanding in the Reorganization
Class USA	426,390,481
Class EU (series I)	62,213,201
Class EU (series II)	27,904,464
Class EU (series III)	549,587
Class Canada	22,034,685
Class AP	119,100,481
Class LAC	80,137,915
Class CEMEA	36,749,698

775,080,512

True-Up of Purchase Consideration

Under the terms of the reorganization, subsequent to October 1, 2007, there will be a conversion of each regional class and series of common stock to class C common stock (except in the case of class USA common stock which will be converted into class B common stock) resulting in a reallocation of ownership among the participating regions (the “true-up”). See Note 17—Stockholders’ Equity regarding the conversion of the regional classes and series of common stock. The conversion rate will be based on each participating region’s relative under- or over-achievement of its net revenue targets during a measurement period consisting of the last four quarter period ending with (and including) the latest quarter for which financial statements are included in a registration statement declared effective in connection with the initial public offering of the Company’s class A common stock (the “initial public offering”). The shares held by Visa Europe are not subject to the true-up.

Under the guidelines of SFAS No. 141 to the extent the ownership interest of the Visa U.S.A. member group in the Company is reduced as a result of the true-up, with a corresponding increase in the collective ownership interest of the other stockholders, additional purchase consideration will be recorded resulting in an increase in goodwill.

Purchase Consideration

Total purchase consideration of approximately $17.3 billion was exchanged for the acquired interests. The consideration was comprised of the following:

Visa Inc. common stock	$16,785
Visa Europe put option	346
Liability under framework agreement	132

Total Purchase Consideration	$17,263

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

See Note 4—Visa Europe for more information related to the Visa Europe put option and the liability under framework agreement.

Visa Inc. Common Stock Issued in Exchange for the Acquired Regions

The value of the purchase consideration conveyed to each of the member groups of the acquired regions was determined by valuing the underlying businesses contributed by each, after giving effect to negotiated adjustments. The value of the purchase consideration, consisting of all outstanding shares of class Canada, class AP, class LAC and class CEMEA common stock, was measured at June 15, 2007 (the “measurement date”), the date on which all parties entered into the global restructuring agreement, and was determined to have a fair value of approximately $12.6 billion.

The Company primarily relied upon the analysis of comparable companies with similar industry, business model and financial profiles. This analysis considered a range of metrics including the forward multiples of revenue; earnings before interest, depreciation and amortization; and net income of comparable companies. Ultimately, the company determined that the forward net income multiple was the most appropriate measure to value the acquired regions and reflect anticipated changes in the Company’s financial profile prospectively. This multiple was applied to the corresponding forward net income of the acquired regions to calculate their value. The most comparable company identified was MasterCard, Inc. Therefore, the most significant input into this analysis was MasterCard’s forward net income multiple of 27 times net income.

The Company additionally performed discounted cash flow analyses for each region. This analysis considered the Company’s forecast by region and incorporated market participant assumptions for growth and profitability. The cash flows were discounted using rates ranging from 12-16%, reflecting returns for investments in private companies of a similar size and risk profile. Further, the analyses incorporated terminal values of 11-15 times EBITDA to ascribe value to periods beyond the Company’s forecast, consistent with recent payment processing, financial exchange and credit card precedent transactions.

Visa Inc. Common Stock Issued to Visa Europe

Visa Europe remained a separate entity owned and governed by its European member banks. Under the terms of the reorganization, Visa Europe exchanged its membership interest in Visa International and Inovant for a put-call option agreement, a framework agreement (as described below) and the following consideration:

•

An 8.1% ownership interest in the form of all outstanding class EU (series I) and class EU (series III) common stock. The class EU (series I) and class EU (series III) common stock participates equally and has the same rights as the class AP, class LAC, class CEMEA and class Canada common stock, except that it does not participate in the true-up. Therefore, based on the fair value of the common stock issued to the acquired regions described above, the Company determined the fair value of this common stock to be approximately $3.1 billion at the measurement date.

•

A 3.6% ownership interest in the form of all outstanding class EU (series II) common stock. This stock is redeemable by Visa Inc. at any time after the later of an initial public offering or October 10, 2008 at a price of $1.146 billion adjusted for dividends and certain other adjustments. Visa Europe also has the option to require the Company to redeem the class C (series II) common stock at any time after the later of the consummation of an initial public offering or December 4, 2008. The Company determined the fair value of this common stock to be approximately $1.104 billion at the reorganization date by discounting the redemption price using a risk-free rate of 4.90% and a 95% probability of the successful completion of an initial public offering on or prior to October 10, 2008. Completion of an initial public offering will trigger the redemption feature of this stock (see Note 17—Stockholders’ Equity).

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Visa Europe Put-Call Option Agreement

Under the put-call option agreement between the Company and Visa Europe, the Company has granted Visa Europe a put option under which the Company is required to purchase from its members all of the share capital of Visa Europe. This option is exercisable at any time after the earlier of the first anniversary of completion of an initial public offering or May 28, 2009. The Company is required to repurchase the shares of Visa Europe no later than 285 days after exercise of the put option. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies the 12-month forward price-to-earnings multiple applicable to the Company’s common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. At the date of reorganization, the fair value of the put option was approximately $346 million. Refer to Note 4—Visa Europe for more information related to the Visa Europe put-call option agreement.

Liability Under Framework Agreement

The relationship between the Company and Visa Europe subsequent to the reorganization is governed by the framework agreement, which provides for trademark and technology licenses and bilateral services.

Visa Inc., Visa U.S.A., Visa International and Inovant, as licensors, granted Visa Europe exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology intellectual property owned by the licensors and certain affiliates within the Visa Europe region for use in the field of financial services, payments, related information technology and information processing services and participation in the Visa system. The Company determined that the base license fee (the “fee”), as adjusted in future periods based on the growth of the gross domestic product of the European Union, approximated fair value. The Company made this determination through an analysis of the fee rates implied by the economics of the licenses. The first and second fee reduction components, as more fully described in Note 4—Visa Europe, reduce this base fee by an amount and for a period of time dependent on the timing and results of the initial public offering. The Company calculated its liability to provide these licenses at below fair value to be approximately $132 million, based on the Company’s initial filing on November 9, 2007, an assumed offering closing date of March 31, 2008 and the applicable three-month LIBOR rate at September 30, 2007 of 5.23%. The first fee reduction component will reduce the fee payable by $81 million which is comprised of approximately $12 million for the period from October 1, 2007 through November 8, 2007 and approximately $69 million for the period from November 9, 2007 through October 5, 2008. The second fee reduction component will further reduce the fee payable in the period March 31, 2008 through October 5, 2008 by approximately $51 million. The assumptions used represent management’s best estimate of the future impact of these terms of the framework agreement.

Fair Value of Assets Acquired and Liabilities Assumed

Total purchase consideration has been allocated to the tangible and identifiable intangible assets and liabilities assumed underlying the acquired interests based on their fair value on the date of the reorganization. The excess of purchase consideration over the tangible and identifiable intangible assets and liabilities assumed was recorded as goodwill.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The following table summarizes the allocation of total purchase consideration to tangible and intangible assets acquired, liabilities assumed and goodwill:

Tangible assets and liabilities
Current assets	$1,733
Non-current assets	610
Property, equipment, and technology, net	512
Current liabilities	(1,194)
Non-current liabilities	(4,351)
Pension and post-retirement benefits	(45)
Long-term debt	(30)
Intangible assets
Tradename	2,564
Customer relationships	6,799
Visa Europe franchise right	1,520
Goodwill	9,145

Net Assets Acquired	$17,263

The purchased intangibles and goodwill are not deductible for tax purposes. Substantially all of the identifiable intangible assets have an indefinite life and accordingly are not subject to amortization.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Pro Forma Results of Operations

The following Visa Inc. pro forma results of operations for fiscal 2007 and 2006 have been prepared to give effect to the reorganization described above assuming it occurred on October 1 of each fiscal year presented.

The pro forma statements of operations are presented for illustrative purposes only and are not necessarily indicative of the results of operations that would have been obtained had these events actually occurred at the beginning of the periods presented, nor do they intend to be a projection of future results of operations. The pro forma results of operations have been prepared from the historical audited consolidated statements of operations for fiscal 2007 and 2006 of Visa U.S.A., Visa International and Visa Canada.

	Fiscal
	2007	2006
	(in millions except share and (loss) earnings per share data)
Operating Revenues
Service fees	$2,582	$2,060
Data processing fees	1,659	1,411
Volume and support incentives	(714)	(890)
International transaction fees	1,193	911
Other revenues	473	410

Total operating revenues	5,193	3,902
Operating Expenses
Personnel	1,159	1,009
Network, EDP and communications	517	475
Advertising, marketing, and promotion	1,075	864
Professional and consulting fees	552	418
Administrative and other	353	410
Litigation provision	2,653	23

Total operating expenses	6,309	3,199

Operating (loss) income	(1,116)	703
Other Income (Expenses)
Interest expense, net	(97)	(104)
Investment income, net	197	136
Other, net	8	—

Total other income	108	32

(Loss) Income before income taxes	(1,008)	735
Income tax (benefit) expense	(147)	282

Net (loss) income	$(861)	$453

Basic and diluted (loss) earnings per share	$(1.11)	$0.58
Shares used in basic and diluted (loss) earnings per share	775,080,512	775,080,512

Transaction Costs

The pro forma statements of operations presented above include non-recurring reorganization related transaction costs incurred by Visa International of $58 million and $6 million for fiscal 2007 and 2006, respectively, which are included as part of professional and consulting fees.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

California Special Deduction

The pro forma statements of operations presented above reflect the Company’s continuing eligibility to claim the special deduction afforded to companies that operate on a cooperative or mutual basis under California Revenue and Taxation Code §24405 (referred to hereafter as “the special deduction”). The State of California, where both Visa U.S.A. and Visa International are headquartered, historically has not taxed a substantial portion of the reported income of these companies on the basis that both operate on a cooperative or mutual basis and are therefore eligible for the special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International are generally only subject to California taxation on interest and investment income. Therefore, the majority of each company’s income has not historically been taxed in California.

Upon completion of an initial public offering and the consequent ownership by parties other than the Company’s financial institution customers, the Company will no longer be eligible to claim the special deduction and will be subject to California taxation as a traditional, for-profit business enterprise. Had ineligibility for the special deduction been reflected at the beginning of each fiscal year presented in the pro forma condensed combined statements of operations, the Company’s income tax benefit would decrease and net loss would increase by approximately $31 million in fiscal 2007 and income tax expense would increase and net income would decrease by approximately $16 million for fiscal 2006.

Other Contingencies

The Company has not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the one-year purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

Note 4—Visa Europe

As discussed in Note 1—Organization, Visa Europe remained a separate entity owned and governed by its European member banks after the reorganization. Under the terms of the reorganization, Visa Europe exchanged its ownership interest in Visa International and Inovant for the following consideration: (i) an 8.1% ownership interest in the form of class EU (series I) and class EU (series III) common stock (see Note 3—The Reorganization), (ii) a 3.6% ownership interest in the form of class EU (series II) common stock, (iii) a put-call option agreement, and (iv) a framework agreement.

Class EU (series II) common stock and class C (series II) common stock

At the date of reorganization, Visa Europe received a 3.6% ownership interest in Visa Inc. in the form of class EU (series II) common stock. The class EU (series II) common stock will convert on a one-to-one basis into shares of class C (series II) common stock at the date of the true-up of purchase consideration. See Note 17—Stockholders’ Equity for a description of the true-up.

This stock is redeemable by Visa Inc. at any time after the later of an initial public offering or October 10, 2008 at a price of $1.146 billion adjusted for dividends and certain other adjustments. Visa Europe also has the option to require the Company to redeem the class C (series II) common stock at any time after the later of the consummation of an initial public offering or December 4, 2008.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Fair value of class C (series II) common stock

The Company has determined the fair value of the class C (series II) common stock to be approximately $1.104 billion at October 1, 2007. The Company determined fair value by discounting the redemption price using a risk-free rate based on the probability and timing of the successful completion of an initial public offering and our intention to redeem these shares at October 10, 2008.

Visa Europe Put-Call Option Agreement

Visa Inc. and Visa Europe have entered into a put-call option agreement under which Visa Inc. granted Visa Europe a put option to require Visa Inc. to purchase from the Visa Europe members all of the issued shares of capital stock of Visa Europe. The put option may be exercised by Visa Europe at any time after the earlier of first anniversary of an initial public offering or May 28, 2009. In addition, Visa Europe granted to Visa Inc. a call option under which the Company will be entitled to purchase all of the share capital of Visa Europe. The Company may exercise the call option, subject to certain conditions, at any time following certain triggering events, but in any event not before the closing of an initial public offering.

A triggering event will occur if: (A) there is a decline of 25% or greater in the number of merchants in the Visa Europe region that accept Visa-branded products and such rate of decline is at least twice as much as both: (i) the average rate of any decline in the number of merchants in the Visa Europe region that accept general purpose payment cards for the processing of payment transactions, and (ii) if the average rate of merchant acceptance of Visa-branded general purpose payment cards has declined outside of Visa Europe’s region, the average rate of any decline in the number of merchants outside Visa Europe that accept Visa-branded general purpose payment cards for the processing of payment transactions; (B) there is a decline of 45% or more in the number of automatic teller machines, or ATMs, within Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions, which we refer to as the ATM acceptance rate, where such decline in the ATM acceptance rate is at least twice: (i) the average rate of any decline in the number of ATMs within Visa Europe’s region that accept general purpose payment cards for the processing of credit and debit transactions; and (ii) if the average rate of ATM acceptance of Visa-branded general purpose payment cards is declining outside of Visa Europe’s region, the average rate of decline in the number of ATMs outside of Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions; and (C) Visa Europe has failed to deliver and implement a remediation plan within six months after the later to occur of the circumstances described above, or has implemented a remediation plan but the decline in the merchant acceptance rate and ATM acceptance rate has not been stopped prior to the date that is 12 months after the implementation of the remediation plan.

Put and Call Option Exercise Price

The price per share at which both the call option and the put option will be exercisable will be calculated by, first, multiplying (A) the sum of (i) the projected sustainable net operating income of Visa Europe and its affiliates for the 12 months starting with the beginning of the calendar quarter commencing immediately after the exercise of the relevant option, subject to certain additional adjustments to account for, among other things, assets not transferred to the Company pursuant to the relevant option (“sustainable net operating income”), (ii) an allocable portion of the fully phased-in cost synergies that would be achievable through the contribution of the operations of Visa Europe to the Company’s net operating income, on a pro forma basis, during the same twelve month period and (iii) $5 million (on a pre-tax basis), by (B) a fraction, the numerator of which is the Company’s average price per share on its primary listing exchange for the 30 trading days preceding the exercise of the

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

relevant option and the denominator of which is the median estimate of its net income per share of common stock for the 12 months starting with the next calendar quarter immediately after the exercise of the call option or the put option, as applicable.

The resulting price per share will then be increased by the sum of (i) the fair market value of all shares of the Company’s common stock owned by Visa Europe or any of its affiliates that will be acquired by the Company upon the closing of the call option or the put option plus (ii) the aggregate amount of any surplus capital of Visa Europe, plus (iii) the aggregate exercise price actually received by Visa Europe on conversion or exchange of convertible or exchangeable securities, less the sum of (a) the estimated amount of one-time costs associated with achieving the allocated portion of cost synergies added to Visa Europe’s projected sustainable net operating income, plus (b) the aggregate amount of any indebtedness of Visa Europe to the extent incurred to generate surplus capital, dividends or other distributions to stockholders of Visa Europe, plus (c) without duplication, the aggregate amount of any contingent liabilities with respect to Visa Europe or the business and assets acquired by the Company. If the call option or the put option is settled on a date that is prior to the date that is three years after the consummation of an initial public offering, the Company will have the option to deliver the option exercise price entirely in cash or a portion in cash and a portion in class A common stock up to a specified percentage that is tied to a formula based on the percentage of class C common stock originally received by all holders of class C common stock other than Visa Europe which will have been redeemed by the Company or which will have become freely transferable without restriction.

Visa Europe in its sole discretion may determine to include or exclude some or all of its non-core Visa assets in the put option or the call option as the case may be. Visa Europe has agreed that it will not, prior to an exercise of the put option or the call option, conduct an initial public offering of any capital stock of Visa Europe unless the Visa Europe business of authorizing, clearing and settling payments transactions branded under the Visa tradename and those rights, assets, operations and properties that are solely used in or solely related to conducting the foregoing business would be transferred back to Visa Inc. or a subsidiary thereof prior to the exercise of the put option or the call option, as the case may be.

Fair Value of the Put and Call Options

The Company determined the fair value of the put option, approximately $346 million at October 1, 2007, using probability-weighted models designed to estimate the Company’s liability assuming various possible exercise decisions that Visa Europe could make under different economic conditions in the future, including the possibility that Visa Europe will never exercise its option. This liability will be carried at fair value in the Company’s consolidated balance sheet with changes in fair value included in the Company’s statement of operations similar to the treatment required by SFAS No. 133 and reclassified as a short-term liability when it becomes payable within a year. The key assumptions used in these models are dictated by the various elements of the put option strike price calculation and the Company’s estimation of the fair value of Visa Europe at the assumed date of exercise.

Significant key inputs used in the determination of the fair value of the put option include the estimated probability of exercise and various assumptions used in the estimation of the Company’s obligation in the event of exercise. These include the estimated differential between the 12-month forward price-to-earnings multiple applicable to the Company’s common stock and that applicable to Visa Europe on a stand alone basis at the time of exercise and the estimated growth of Visa Europe’s sustainable net operating income. These key inputs are unobservable.

The Company determined that the call option contained in the put-call option agreement has nominal value at October 1, 2007 as the conditions under which it is exercisable are deemed remote.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The Framework Agreement

The relationship between Visa Inc. and Visa Europe is governed by a framework agreement, which provides for trademark and technology licenses and bilateral services.

Trademark and Technology Licenses

Visa Inc., Visa U.S.A., Visa International and Inovant, as the licensors, granted to Visa Europe exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology intellectual property owned by the licensors and certain affiliates within the Visa Europe region for use in the field of financial services, payments, related information technology and information processing services and participation in the Visa system. Visa Europe may sublicense the Visa trademarks and technology intellectual property to its members and other sublicensees, such as processors, for use within Visa Europe’s region and, in certain limited circumstances, outside the Visa Europe region.

First fee reduction component

From the period October 1, 2007 through November 8, 2007, the fee payable for the licenses is $6 million per quarter. Thereafter until the later of: (i) the date Visa Inc. shares commence trading on an internationally recognized securities exchange; and (ii) October 5, 2008, the fee payable for the licenses will be approximately $143 million per year, payable quarterly, which is referred to as the quarterly base fee, reduced by an amount equal to $1.146 billion multiplied by the three-month LIBOR rate plus 100 to 200 basis points (the “LIBOR rate”). Thereafter, the fee payable for the licenses will be the quarterly base fee. Beginning November 9, 2010, this fee will be increased annually based on the annual growth of the gross domestic product of the European Union.

Second fee reduction component

The quarterly base fee will be reduced between the closing date of an initial public offering and October 5, 2008 by an amount equal to the product of the following: (i) Visa Inc.’s initial public offering price per share net of any underwriting discounts and commissions (“net initial public offering price”); (ii) the number of shares of Visa Inc. held by Visa Europe (other than class C (series II) common stock) that would have been redeemed immediately, but for provisions that delay the redemption of shares held by Visa Europe until one year following the date of the reorganization; and (iii) the LIBOR rate.

The Company determined through an analysis of the fee rates implied by the economics of the agreement that the quarterly base fee, as adjusted in future periods based on the growth of the gross domestic product of the European Union, approximates fair value. As a result of the first and second fee reduction components, the trademark and technology license agreement represents a contract that is below fair value. Therefore, the Company has recorded a liability of approximately $132 million, consisting of $113 million recorded in accrued liabilities and $19 million recorded in other long-term liabilities, to reflect the Company’s obligation to provide this license at below fair value.

This liability of $132 million consisting of $81 million for the first fee component and $51 million for the second fee component, was calculated based on the Company’s initial filing on November 9, 2007, an assumed offering closing date of March 31, 2008 and the applicable three-month LIBOR rate at September 30, 2007 of 5.23%. These assumptions represent management’s best estimate of the future impact of these terms of the framework agreement.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The application of the LIBOR rate in determining the first and second fee reduction components represents a variable interest element embedded within the framework agreement, which the Company will treat as an embedded derivative with changes in fair value reflected in Visa Inc.’s statement of operations under the guidelines of SFAS No. 133.

Other obligations under trademark and technology licenses

Visa Europe must comply with certain agreed upon global rules governing the use and interoperability of the Visa trademarks and interoperability of Visa Inc.’s systems with the systems of Visa Europe. In addition, the parties will guarantee the obligations of their respective customers and members to settle transactions between such customers and members, service global customers, participate in certain global sponsorships, manage certain global programs, establish rules for servicing global merchants, ensure that their customers and members require acceptance of globally accepted cards, maintain adequate capital levels to support their ongoing business operations and establish and comply with rules relating to the operation of the Visa enterprise. The Company will indemnify Visa Europe for any claims arising from activities within the field brought outside Visa Europe’s region and Visa Europe will indemnify Visa Inc. for any claims arising from activities within the field brought within Visa Europe’s region. The Company has not recorded liabilities associated with these obligations as the fair value of such obligations was determined to be nominal at October 1, 2007.

Bilateral Services

Visa Inc. and Visa Europe provide each other with transitional and ongoing services similar to those services previously provided among Visa U.S.A., Visa International, Inovant, Visa Canada and Visa Europe. Visa Inc. provides Visa Europe, on an ongoing basis, with authorization services for cross-border transactions involving Visa Europe’s region and the rest of the world, as well as clearing and settlement system services between Visa Europe’s region and the rest of the world. Until Visa Europe’s regional clearing and settlement system is deployed, Visa Inc. also provides clearing and settlement system services within Visa Europe’s region. In addition, the parties share foreign exchange revenues related to currency conversion for transactions involving European cardholders as well as other cross-border transactions that take place in Visa Europe’s region until Visa Europe’s regional clearing and settlement system is deployed, at which time this arrangement will cease. The parties also use each others’ switching and processing services.

Visa Europe indemnifies Visa Inc. for any claims arising out of the provision of the services brought by Visa Europe’s member banks against Visa Inc., while Visa Inc. indemnifies Visa Europe for any claims arising out of the provision of the services brought against Visa Europe by Visa Inc.’s customer financial institutions.

The Company has determined that no material value was exchanged in the bilateral services agreement above or below fair value as a result of agreeing to receive or perform services at specified rates. The Company made this determination by comparing the pricing specified in the agreement to those routinely charged by comparable third party service providers. As a result, the Company has not recorded an asset or liability to reflect an obligation to provide or receive services at above or below fair value.

Note 5—Retrospective Responsibility Plan

As part of the reorganization, the Company entered into several related mechanisms, including a series of agreements designed to address potential liability under certain litigation referred to as the “covered litigation.” These mechanisms are referred to as the retrospective responsibility plan and consist of an escrow agreement, a loss sharing agreement, an interchange judgment sharing agreement, the conversion feature of the Company’s shares of class B common stock and the indemnification obligations of the Visa U.S.A. members pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements. See Note 21—Legal Matters for additional discussion of the covered litigation.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Under the escrow agreement, upon the completion of an initial public offering of Visa Inc. common stock, the Company will deposit a portion of the proceeds of the offering in an amount determined by the litigation committee in an escrow account from which settlements of, or judgments in, the covered litigation will be paid. The litigation committee has been established pursuant to a litigation management agreement among Visa Inc., Visa U.S.A., Visa International, and the members of the litigation committee, all of whom are affiliated with, or act for, certain Visa U.S.A. members. The litigation committee: (i) will determine the amount of the proceeds of an initial public offering to be deposited in an escrow account; (ii) may request the issuance of a follow-on offering of class A common stock to increase the size of the escrow account, subject to Visa Inc.’s right to delay the filing or effectiveness of a registration statement under certain circumstances; and (iii) may recommend or refer the cash payment portion of a proposed settlement of any covered litigation to the Visa U.S.A. board of directors.

Visa Inc. has entered into a loss sharing agreement with Visa U.S.A., Visa International and certain Visa U.S.A. members. The loss sharing agreement provides for the indemnification of Visa U.S.A., Visa International and, in certain circumstances, Visa Inc. with respect to: (i) the amount of a final judgment paid by Visa U.S.A. or Visa International in the covered litigation after the operation of the interchange judgment sharing agreement, plus any amounts reimbursable to the interchange judgment sharing agreement signatories; or (ii) the damages portion of a settlement of a covered litigation that is approved as required under Visa U.S.A.’s certificate of incorporation by the vote of Visa U.S.A.’s members. The several obligation of each bank that is a party to the loss sharing agreement will equal the amount of any final judgment enforceable against Visa U.S.A., Visa International or any other signatory to the interchange judgment sharing agreement, or the amount of any approved settlement of a covered litigation, multiplied by such bank’s then-current membership proportion as calculated in accordance with Visa U.S.A.’s certificate of incorporation. Subject to certain exceptions, the loss sharing agreement will be suspended if an initial public offering is not consummated by May 28, 2008 but will be reinstated upon consummation of such offering.

Visa U.S.A. and Visa International also entered into an interchange judgment sharing agreement with certain Visa U.S.A. members that have been named as defendants in the interchange litigation. Under this judgment sharing agreement, the Visa U.S.A. members that are signatories will pay their membership proportion of the amount of a final judgment not allocated to the conduct of MasterCard.

Visa Inc., Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. Under the settlement agreement, American Express will receive maximum payment of $2.25 billion, including up to $2.07 billion from the Company and $185 million from five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from the Company. Beginning March 31, 2008, the Company will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion. A liability of $1.9 billion, representing the present value of this obligation, is included in the consolidated balance sheet. Visa Inc. intends to fund its payment obligations under the American Express settlement with amounts in the escrow account, in accordance with the terms of the retrospective responsibility plan.

To the extent that amounts available under the escrow arrangement and agreements in the retrospective responsibility plan are insufficient to fully resolve the covered litigation, the Company will use commercially reasonable efforts to enforce the indemnification obligations of Visa U.S.A.’s members for such excess amount, including but not limited to enforcing indemnification obligations pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements. See Note 21—Legal Matters for further information regarding pending litigation.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Note 6—Investments

Available-for-Sale Investments

Available-for-sale investment securities, which are recorded at fair value, consist of marketable debt securities issued by governments and government-sponsored entities, tax-exempt municipal bonds, auction rate securities issued by corporations and mutual fund investments in equity securities and other equity securities. The amortized cost, unrealized gains and losses, and fair value of available-for-sale securities at October 1, 2007 are as follows:

	Available-For-Sale
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
Debt securities:
U.S. government-sponsored entities	$1,272	$1	$—	$1,273
Canadian government debt securities	7	—	—	7
Tax-exempt municipal bonds	9	—	—	9
Auction rate securities	152	—	—	152
Equity securities	139	5	0.4	144

Total	$1,579	$6	$0.4	$1,585
Less: current portion of available-for-sale securities				(842)

Long-term available-for-sale securities				$743

The contractual maturity of available-for-sale debt securities regardless of their balance sheet classification at October 1, 2007 is as follows:

	Amortized Cost	Fair Value
Due within one year	$697	$699
Due within thirteen months and four years	738	737
Due within five to eleven years	6	6

Total	$1,441	$1,442

At October 1, 2007, there were no investments which had been in a significant unrealized loss position for less than one year. At October 1, 2007, equity securities with an amortized cost and unrealized losses of $1 million and $0.4 million, respectively, were in an unrealized loss position for a period of greater than one year.

Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations over the term of their participation in the compensation plan. Losses experienced on these equity investments are offset by reductions in personnel expense. Unrealized losses on equity securities were caused by changes in market conditions. At October 1, 2007, a total of 11 mutual fund investments are in an unrealized loss position. Based on an evaluation of the near-term prospects of these investments and management’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at October 1, 2007.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Other Investments

At October 1, 2007, investments accounted for under the cost and equity methods totaled $569 million, of which $565 million were acquired in the reorganization from Visa International and were recorded at their fair value at the date of acquisition.

Note 7—Prepaid and Other Current Assets

Prepaid and other current assets at October 1, 2007 consisted of the following:

Litigation settlement receivable	$185
Prepaid expenses	86
Income tax receivable	51
Other	59

Total	$381

Litigation settlement receivable represents a $185 million receivable from the five co-defendant banks as part of the American Express settlement agreement (see Note 21—Legal Matters). The Company will consolidate the initial payment to American Express on behalf of the five co-defendant banks. The Company has recorded a corresponding liability in current portion of litigation obligation on the consolidated balance sheet at October 1, 2007.

Note 8—Property, Equipment and Technology

Property, equipment and technology, net, at October 1, 2007 consisted of the following:

Land	$71
Buildings and building improvements	361
Furniture, equipment and leasehold improvements	422
Technology	475
Construction-in-progress	47

Total property, equipment and technology	1,376
Accumulated depreciation and amortization	(470)

Property, equipment, and technology, net	$906

Technology includes both purchased and internally developed software. Internally developed software represents software utilized by the VisaNet electronic payment network.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

At October 1, 2007, estimated future amortization expense on technology was as follows:

Fiscal
2008	$119
2009	99
2010	82
2011	2
2012	—

Total	$302

Note 9—Intangible Assets

Intangible assets at October 1, 2007 consisted of the following:

Identifiable intangible assets:
Tradename	$2,564
Customer relationships	6,799
Visa Europe franchise right	1,520

Total	$10,883

Intangible assets, which have an indefinite life, acquired from Visa International and Visa Canada in the reorganization include:

Tradename—The value of the Visa brand utilized in Canada and the unincorporated regions of Visa International;

Customer relationships—The value of the Company’s relationships with its customers in Canada and the unincorporated regions of Visa International; and

Visa Europe franchise right—The value of the right to franchise the use of Visa brand, use of Visa technology and access to the overall Visa network in the Visa Europe region.

Note 10—Accrued and Other Liabilities

Accrued Liabilities

Accrued liabilities at October 1, 2007 consisted of the following:

Accrued marketing expenses	$182
Accrued operating expenses	125
Current portion of liability under framework agreement—see Note 4	113
Other	76

Total	$496

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Other liabilities

Other long-term liabilities at October 1, 2007 consisted of the following:

Visa Europe put option—see Note 4	$346
Accrued income taxes	219
Employee benefits	113
Liability under framework agreement—see Note 4	19
Other	57

Total	$754

Note 11—Debt

Debt held by the Company at October 1, 2007 consisted of the following:

4.64% Senior secured notes—Series A, principal and interest payments payable quarterly, due December 2007	$7
5.60% Senior secured notes—Series B, principal and interest payments payable quarterly, due December 2012	36
7.53% Medium-term notes—interest payments payable semi-annually, due August 2009	40
8.28% Secured notes—Series B, principal and interest payments payable monthly, due September 2014	20
7.83% Secured notes—Series B, principal and interest payments payable monthly, due September 2015	23

Total principal amount of debt	126
Unamortized discount, debt issuance and other costs	(2)

Total debt	124
Less: current portion of long-term debt	(84)

Long-term debt	$40

The estimated fair value of the Company’s debt at October 1, 2007 is $131 million, which differs from the carrying amount of $124 million, included in the consolidated balance sheet. The fair value of the debt is estimated based on broker quoted prices and credit ratings for similar notes.

Senior Secured Notes

In December 2002, Visa U.S.A. issued $200 million in senior secured notes with maturity dates of five and 10 years. The notes are collateralized by the Company’s Colorado facility, which consists of two data centers and an office building, in addition to processing assets and developed software. These assets are included in property, equipment, and technology, net and have a net carrying value of $132 million at October 1, 2007. The net carrying amount of the senior secured notes at October 1, 2007 is $41 million.

Commencing on November 9, 2007, Visa U.S.A. was in default of certain financial performance covenants as a result of the settlement of the American Express Litigation described in Note 21—Legal Matters. As a consequence, the senior secured notes have been classified as a current liability on the Company’s consolidated balance sheet at October 1, 2007. The senior secured notes may be called at the option of the lenders, in which case all unpaid principal, interest and a prepayment fee would become due and payable. At October 1, 2007, the prepayment fee is estimated to be approximately $2 million.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Medium-term Notes

Visa International established a medium-term note program in 1992 to offer up to $250 million of unsecured private placement notes. The notes may be issued with maturities from nine months to thirty years at fixed or floating interest rates. The net carrying amount of the outstanding medium term notes at October 1, 2007 is $40 million.

Note Purchase Agreement

In September 1994, a real estate partnership owned jointly by Visa U.S.A. and Visa International issued notes that are secured by certain office properties and facilities in California which are used by the Company. Series B of these notes, totaling $26 million, were issued with an interest rate of 8.28% and a stated maturity of September 23, 2014, and are payable monthly with interest-only payments for the first ten years and payments of interest and principal for the remainder of the 20-year term. Series B debt issuance costs of $0.5 million are being amortized on a straight-line basis over the life of the notes. The net carrying amount of the Series B notes at October 1, 2007 is $20 million.

In September 1995, a real estate partnership owned jointly by Visa U.S.A. and Visa International issued notes that are secured by certain office properties and facilities in California which are used by the Company. Series B of these notes, totaling $27 million, were issued with an interest rate of 7.83% and a stated maturity of September 15, 2015, and are payable monthly with interest-only payments for the first 10 years and payments of interest and principal for the remainder of the 20-year term. Series B debt issuance costs of $0.3 million are being amortized on a straight-line basis over the life of the notes. The net carrying amount of the Series B notes at October 1, 2007 is $23 million.

As a result of the American Express settlement, described in Note 21—Legal Matters, the real estate partnerships are in default of certain performance covenants under the terms of the debt agreements, and the debt has been classified as a current liability at October 1, 2007. The loans may be called at the option of the lenders, in which case all unpaid principal, interest and a prepayment fee would become due and payable. At October 1, 2007 the prepayment fee is estimated to be approximately $5 million.

Future Principal Payments

Future principal payments on the Company’s outstanding debt are as follows:

Fiscal
2008	$86
2009	40
2010	—
2011	—
2012	—
Thereafter	—

Total	$126

U.S. Commercial Paper Program

Visa International maintains a U.S. commercial paper program to support its working capital requirements and for general corporate purposes. This program allows the Company to issue up to $500 million of unsecured

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

debt securities, with maturities up to 270 days from the date of issuance and at interest rates generally extended to companies with comparable credit ratings. At October 1, 2007, the Company had no outstanding obligations under this program.

Revolving Credit Facilities

Visa International maintains certain revolving credit facilities. The participating lenders in these revolving credit facilities include certain of the Company’s customers or affiliates of its customers. These revolving credit facilities are maintained to provide liquidity in the event of settlement failures by its customers, to back up the commercial paper program and, in the case of the three-year facility, for general corporate purposes.

At October 1, 2007, the Company’s revolving credit facilities consisted of the following:

	Maximum Allowed Borrowing Under Credit Facility	Expiration Date
Three-year facility	$300	October 2007
364-day facility	$1,450	November 2007
Incremental facility *	$500	November 2007

*	Under the terms of the 364-day credit agreement, the Company may request up to three activations of an incremental facility up to a maximum principal amount of $500 million with a maximum expiration date of November 19, 2007. Once activated, the incremental facility is a committed credit facility until the expiration date granted by the lenders. At October 1, 2007, the Company may make one additional incremental facility activation request until November 18, 2007.

Interest rates on the revolving credit facilities are determined at the option of Visa International by either an alternative base rate or by a ratings-based pricing grid which uses Visa International’s senior unsecured long-term debt rating as assigned by Standard & Poor’s and Moody’s Investors Service. Interest is assessed at various conventional reference rates plus applicable margins.

The credit facilities contain certain covenants and events of default, including financial covenants related to consolidated accumulated net income and other indebtedness, both of which are calculated and reported quarterly. At October 1, 2007, Visa International is in compliance with all covenants with respect to the revolving credit facilities.

There are no borrowings under the revolving credit facilities at October 1, 2007.

On November 15, 2007, Visa International entered into a new, single $2.25 billion 364-day revolving credit facility (the “November 2007 agreement”) which replaced the three facilities which expired, or were to expire, in October and November 2007. The November 2007 agreement, which matures in November 2008, will allow Visa International to substitute Visa Inc. as the borrower under this facility and contains covenants and events of default customary for facilities of this type.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Note 12—Pension, Postretirement and Other Benefits

Substantially all of the Company’s employees are covered by various contributory and noncontributory benefit plans. The significant plans are described below.

United States Plans

The Company sponsors various qualified and nonqualified defined benefit pension plans which provide retirement benefits for substantially all of its employees in the United States. Pension plan expense is accrued as actuarially determined under the projected unit credit method. The benefits are based upon years of service, age, and the employee’s final three years of earnings or, in the case of employees hired after September 30, 2002, the employee’s final five years of earnings. The funding policy is to contribute annually no less than the minimum and no more than the maximum amount that can be deducted for federal income tax purposes. The pension plan assets are invested in pooled and mutual funds.

The Company also sponsors a postretirement benefit plan that provides postretirement medical benefits to its retirees and dependents in the United States who meet the minimum age and service requirements. Benefits are provided from the retirement date until the retiree reaches age sixty-five. Retirees must contribute on a monthly basis for the same coverage that is generally available to active employees and their dependents. The Company’s contributions are funded on a current basis.

Pension Plan Amendment

In August 2007, the Company approved changes to the pension plan and began transitioning from a traditional final average pay formula to a cash balance benefits formula for determining pension benefits, effective January 1, 2008. The change to a cash balance benefit formula will take effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008, and not rehired thereafter, the current retirement plan benefit formula will be grandfathered for a three-year period. Grandfathered employees will continue to accrue benefits under their current retirement plan benefit formula and their accrued benefits as of December 31, 2010, the last day of the grandfather period, or the date they terminate employment, if earlier, will be preserved. After that date, employees will not accrue any additional benefits under the current retirement plan benefit formula and all future benefit accruals will be under the cash balance benefit formula. The cash balance formula will provide contributions at a rate of 6% of eligible compensation. The plan amendment reduced the total pension plan benefit obligation by $124 million. The plan amendment did not impact the postretirement benefit plan.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Obligations and Funded Status

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status, and amounts recognized in the Company’s consolidated financial statements related to the qualified retirement plan and the nonqualified supplemental retirement plan (which primarily covers key executives), and those of the postretirement plan. The measurement date used for fiscal 2007 plan assets was September 30. The amounts presented as of September 30, 2007 represent the assets and liabilities of the plans on October 1, 2007, the date of the reorganization.

	U.S Defined Benefit Pension Plans	Postretirement Benefit Plan
Change in Projected Benefit Obligation/Accumulated Plan Benefit Obligation:
Benefit obligation—October 1, 2006	$660	$74
Service cost	62	6
Interest cost	43	5
Plan amendments	(124)	—
Actuarial cost	29	(5)
Benefit payments	(48)	(5)
Effect of early measurement date elimination	12	2

Benefit obligation—October 1, 2007	$634	$77

Accumulated pension benefit obligation—October 1, 2007	$572	$—

Change in Plan Assets
Fair value of plan assets—October 1, 2006	$514	$—
Actual return on plan assets	71	—
Employer contributions	62	4
Benefit payments	(48)	(4)
Effect of early measurement date elimination	5	—

Fair value of plan assets—October 1, 2007	$604	$—

Funded status at October 1, 2007	$(30)	$(77)

Amounts recognized on the consolidated balance sheet consist of:

Current liabilities	$2	$4
Noncurrent liabilities	28	73

Total pension liabilities—October 1, 2007	$30	$77

Amounts recognized in accumulated other comprehensive loss, before tax, consist of:

Net actuarial loss	$115	$17
Prior service credit	(116)	(10)

Total	$(1)	$7

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal 2008 are as follows:

	Pension Benefits	Postretirement Benefit
Net actuarial loss	$6	$1
Prior service credit	(14)	(4)

Total	$(8)	$(3)

The accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets, and the projected benefit obligation and fair value of plan assets for plans with projected benefit obligations in excess of plan assets at October 1, 2007 are as follows:

	U.S. Defined Benefit Plans	Postretirement Benefit Plan
Accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation, end of year	$9	$—
Fair value of plan assets, end of year	$—	$—
Projected benefit obligation in excess of plan assets
Projected benefit obligation, end of year	$634	$77
Fair value of plan assets, end of year	$604	$—

Actuarial Assumptions

Assumptions used in the accounting for the plans on a weighted-average basis were as follows:

Measurement date September 30, 2007
Discount rate for benefit obligation
Pension	6.0%
Postretirement	6.0%
Discount rate for net periodic benefit cost
Pension	6.2%
Postretirement	6.2%
Expected long-term rate of return on plan assets	7.5%
Rate of increase in compensation levels for:
Benefit obligation	5.5%
Net periodic benefit cost	5.5%

Two of the principal components of the net periodic pension calculation are the discount rate on future liabilities and the expected long-term rate of return on plan assets.

The Company uses a “bond duration matching” methodology to calculate the discount rate. Under this approach, the discount rate is determined by projecting the plans’ expected future benefit payments, as defined for the projected benefit obligations, and by discounting those expected payments using an average of yield curves constructed based on a large population of high-quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The expected long-term rate of return on plan assets is primarily based on the long-term historical risk and returns associated with each asset class within the portfolio. The expected return is weighted based on the targeted allocation and results in a return rate of 7.5%. The use of an expected long-term rate of return on plan assets may result in pension income returns that are greater or less than the actual returns on plan assets in any given year.

The expected long-term rate of return is intended to approximate the actual long-term rate of return over time. The Company generally holds the expected long-term rate of return constant so the pattern of income and expense recognition more closely matches the more stable pattern of services provided by employees over the life of the Company’s pension obligation. To determine if the expected rate of return is reasonable, the Company considers such factors as:

•	The actual return earned on plan assets;

•	Historical rates of return on the various asset classes in the plan portfolio;

•	Projections of returns on various asset classes; and

•	Current and prospective capital market conditions and economic forecasts.

Any difference between actual and expected plan experience including asset return experience in excess of a 10% corridor around the larger of assets or liabilities is recognized in the net periodic pension calculation over the expected average future working lifetime of the current employees, which is currently nine years for US plans.

The assumed annual rate of future increases in per capita cost of health benefits for the postretirement plan was 8% in fiscal 2007. The rate is assumed to decrease to 6% by 2009 and remain at that level thereafter. These trend rates reflect management’s expectations of future rates. Increasing the healthcare cost trend by 1% would increase the postretirement accumulated plan benefit obligation by $1 million and service and interest cost by a nominal amount. Decreasing the healthcare cost trend by 1% would decrease the postretirement accumulated plan benefit obligation by $1 million and the service and interest cost by a nominal amount.

Pension Plan Assets

The pension plan weighted-average asset allocations as of October 1, 2007 by asset category were as follows:

Asset Category	Target Allocation	Target Allocation Range		Actual Allocation 2007
		Minimum	Maximum
Equity securities	65%	50%	80%	66%
Fixed income securities	30%	25%	35%	29%
Other	5%	—%	7%	5%

Total	100%			100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. Plan assets are managed by external investment managers. Investment manager performance is measured against benchmarks for each asset class on a quarterly basis. An independent consultant assists management with investment manager selections and performance evaluations. Plan assets are broadly diversified to minimize the risk of loss. The other category includes cash that is available to meet expected benefit payments and expenses.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Expected Cash Flows

Information about the expected cash flows for the pension and postretirement benefit plans follows:

	Pension Plan Total Payments	Postretirement Plan Total Payments
Expected employer contributions
2008	$62	$5
Expected benefit payments
2008	$71	$5
2009	77	6
2010	83	6
2011	87	7
2012	84	8
2013-2017	364	46

Other Benefits

The Company sponsors a defined contribution plan, which covers substantially all of its employees residing in the United States. The Company contributes $2 for every $1 contributed or $3 for every $1 for employees that have more than 10 years of eligibility service, up to 3% of covered pay. The Company’s contributions to this plan are funded on a current basis and the related expenses are recognized in the period that the payroll expenses are incurred.

The Company has employee incentive plans under which cash awards may be made annually based on performance results. Included in accrued compensation and benefits on the Company’s consolidated balance sheet at October 1, 2007 was $293 million related to these incentives. The balance at October 1, 2007 includes employee incentives of $53 million, representing the first installment of a one-time special bonus program of $107 million associated with the establishment of Visa Inc. Half of the $107 million special bonus program vested during fiscal 2007 and the other half is payable in common stock one year after the completion of an initial public offering of Visa Inc. common stock, if certain vesting requirements are met.

United Kingdom (“UK”) Plans

The Company sponsors various qualified and nonqualified defined benefit plans, which provide retirement and death benefits for the Company’s employees residing in the United Kingdom. Calculation of pension plan expense is similar to the United States plan. Regular plan benefits are determined based on years of service, age and the employee’s highest average eligible salary for any three consecutive years during the last 10 years of employment. Pension plan assets are invested in pooled funds. The last formal actuarial valuation for this pension plan was made on October 1, 2004. The projected benefit obligation was based on an approximate actuarial valuation at September 30, 2007.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Obligations and Funded Status

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status, and amounts recognized in the accompanying consolidated balance sheet related to the qualified and nonqualified retirement plans:

Change in Benefit Obligation
Benefit obligation, October 1, 2006	$68
Service cost	4
Interest cost	4
Actuarial gains	(11)
Benefit payments	(1)
Foreign currency exchange rate gains	6

Benefit obligation, October 1, 2007	$70

Accumulated pension benefit obligation, October 1, 2007	$56

Change in Plan Assets
Fair value of plan assets, October 1, 2006	$49
Actual return on plan assets	5
Employer contributions	11
Benefit payments	(1)
Foreign currency exchange rate gains	5

Fair value of plan assets, October 1, 2007	$69

Funded Status
Fair value of plan assets	$69
Benefit obligation	70

Funded status, October 1, 2007	(1)

Amounts recognized in the consolidated balance sheet consist of:
Non-current liability	$(9)
Prepaid benefit cost	8

Net amounts recognized, October 1, 2007	$(1)

Net actuarial loss recognized in accumulated other comprehensive loss—October 1, 2007	$(5)

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal 2008 is $0.3 million.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets and the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at October 1, 2007 are as follows:

Accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation, end of year	$9
Fair value of plan assets, end of year	$—
Projected benefit obligation in excess of plan assets
Projected benefit obligation, end of year	$9
Fair value of plan assets, end of year	$—

Assumptions used to develop the projected benefit obligation for the plans were as follows:

Measurement Date September 30, 2007
Discount rate—qualified	6.0%
Discount rate—nonqualified	6.0%
Rate of increase in compensation levels—qualified	4.8%
Rate of increase in compensation levels—nonqualified	5.5%

Assumptions used to develop the net periodic pension cost were as follows:

2007
Discount rate—qualified	5.0%
Discount rate—nonqualified	5.0%
Expected long-term rate of return on plan assets	7.0%
Rate of increase in compensation levels—qualified	4.5%
Rate of increase in compensation levels—nonqualified	5.5%

The expected long-term rate of return on plan assets is primarily based on the long-term historical risk and returns associated with each asset class within the portfolio. The expected return is weighted based on the targeted allocation.

Pension Plan Assets

The pension plan’s weighted-average asset allocations at October 1, 2007 by asset category were as follows:

Asset Category	Target Allocation	Target Allocation Range		Actual Allocation 2007
		Minimum	Maximum
Equity securities	45%	40%	50%	43%
Fixed income securities	45%	40%	50%	40%
Other	10%	5%	15%	17%

Total	100%			100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. The goal of the trustee is to manage the asset classes so that they are within 5% of the target allocation. The target allocation is a long-term objective that the pension plan will achieve over the next several years. The investment subcommittee of the trustees reviews the asset allocation on a quarterly basis.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Expected Cash Flows

It is the Company’s general practice to contribute amounts sufficient to meet the minimum requirements set forth in UK pension plan legislation and in line with actuarial recommendations. From time to time, the Company contributes additional amounts as it deems appropriate.

Information about the expected cash flows for the pension plans are as follows:

Pension Plan Payments*
Expected employer contributions
2008	$3
Expected benefit payments
2008	$1
2009	1
2010	1
2011	1
2012	1
2013-2017	9

*	Converted to U.S dollars at the October 1, 2007 exchange rate.

Note 13—Settlement Guarantee Management

Each customer is responsible for settlement of transactions with other customers. However, under Visa U.S.A’s and Visa International’s corporate bylaws, the Company indemnifies customers for settlement loss suffered due to failure of any other customer to honor Visa cards, travelers cheques, deposit access products, point-of-sale check service drivers and other instruments processed in accordance with the operating regulations.

This indemnification creates settlement risk for the Company due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. The term and amount of the indemnification are unlimited. Settlement at risk (or exposure) is estimated using the average daily volumes during the quarter multiplied by the estimated number of days to settle, and the total balance for outstanding travelers cheques. The Company’s estimated settlement exposure, after consideration of the collateral amounts set forth below, amounted to approximately $28.8 billion at October 1, 2007.

To manage the settlement risk under this indemnification and the resulting risk to all customers, global risk management policies and procedures, including a formalized set of credit standards, have been approved by the Visa International board of directors. If a customer fails to meet any of the credit standards, it is subject to risk control measures such as collateral or trust arrangements.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Customer Collateral

To reduce potential losses related to settlement risk, the Company requires certain customers that do not meet its credit standards to post collateral in order to ensure their performance of settlement obligations arising from product clearings. This collateral is generally in the form of cash equivalents, securities, and letters of credit. The Company held collateral at October 1, 2007 as follows:

Cash equivalents	$389
Pledged securities at market value	113
Guarantees	485
Letters of credit	541

Total	$1,528

The cash equivalents are reflected in customer collateral on the consolidated balance sheet as they are held in escrow in Visa’s name. The securities, guarantees and letters of credit are held by third parties in trust for Visa and the customers, and have been excluded from the consolidated balance sheet.

Settlement Risk Guarantee

The fair value of the settlement risk guarantee is estimated using a proprietary model. Key inputs to the model include statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for customers (utilizing, where available, third-party estimates of the probability of bank failure). The model is updated on a periodic basis to capture recent characteristics of the customer base, historical loss experience, and changes in Visa’s global risk policies and procedures. The resulting probability-weighted value of the guarantee, after consideration of collateral held, was $0.5 million at October 1, 2007. This amount is reflected in accrued liabilities on the consolidated balance sheet.

Note 14—Derivative Financial Instruments

The functional currency for the Company is the U.S. dollar (“USD”) for each of its foreign operations except Canada, which uses the Canadian dollar as its functional currency. The Company transacts business in USD and in various foreign currencies. This activity subjects the Company to exposure from movements in foreign currency exchange rates. The Company’s policy is to enter into foreign exchange forward and option derivative instruments to manage the variability in expected future cash flows of certain foreign currency denominated revenues and expenses attributable to changes in foreign exchange rates. These derivative instruments are denominated in the foreign currency in which the exposures are denominated. All derivative instruments outstanding at October 1, 2007 have maturities of less than 16 months. The Company does not use foreign currency option or foreign exchange forward contracts for speculative or trading purposes. All derivatives are recorded on the consolidated balance sheet at fair value in other current assets or accrued liabilities and the resulting gains or losses from changes in fair value are accounted for depending on the hedge designation.

Cash Flow Hedges

The Company enters into forward and option contracts to hedge certain operational (“cash flow”) exposures resulting from changes in foreign currency exchange rates. Such cash flow exposures result from portions of forecasted revenues and expenses being denominated in currencies other than USD.

To qualify for cash flow hedge accounting treatment, the Company formally documents, at inception of the hedge, all relationships between hedging transactions and hedged items, as well as its risk management objective

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

and strategy for undertaking various hedge transactions. The Company also formally assesses (at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value of cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The effective portion of changes in the fair value of cash flow hedges are recorded as a component of accumulated other comprehensive loss on the consolidated balance sheet. When the forecasted transaction occurs and is recognized in earnings, the amount in other comprehensive loss, related to that hedge is reclassified to operating revenue or expense. The balance accumulated in other comprehensive loss was not significant at October 1, 2007 and the Company expects to reclassify the entire amount to the consolidated statement of operations during fiscal 2008 due to the recognition in earnings of the hedged forecasted transactions.

The Company assesses effectiveness prospectively using regression analysis and retrospectively using a dollar ratio test. The effectiveness tests are performed on the foreign exchange forward and option contracts based on changes in the spot rate of the derivative instrument compared to changes in the spot rate of the forecasted hedged transaction. The Company excludes time value for effectiveness testing and measurement purposes. The excluded time value is reported immediately in earnings. In the event there is recognized ineffectiveness or the underlying forecasted transaction does not occur within the designated hedge period or it becomes remote that the forecasted transaction will occur, the related gains and losses on the cash flow hedges are reclassified from accumulated other comprehensive loss on the consolidated balance sheet to other expense on the consolidated statement of operations at that time.

Balance Sheet Hedges

The Company also uses forward foreign exchange contracts to economically hedge certain non-functional currency liabilities to reduce the risk that results of operations and cash flows will be adversely affected by changes in foreign currency exchange rates. These forward contracts are not designated for hedge accounting. Accordingly, all changes in fair value of these derivatives are recognized in the consolidated statement of operations.

The Company’s foreign currency forward contracts at October 1, 2007 are as follows:

	USD Notional	Gain	Average Rate
Cash Flow Hedges
Forward Contracts
Buy British pound	$83	$1	2.0072
Balance Sheet Hedges
Forward Contracts
Buy British pound	$6	$—	1.9294

The Company’s derivative financial instruments are subject to both credit and market risk. Credit risk is the risk of loss due to failure of the counterparty to perform its obligations in accordance with contractual terms. Market risk is the potential change in an investment’s value caused by fluctuations in interest and currency exchange rates, credit spreads or other variables. The Company monitors the credit-worthiness of the financial institutions that are counterparties to its derivative financial instruments and does not consider the risks of counterparty nonperformance to be material. Notwithstanding the Company’s efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations. Credit and market risks related to derivative instruments were not considered significant at October 1, 2007.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Note 15—Income Taxes

As of October 1, 2007, the Company adopted FIN 48. The initial adoption of FIN 48 resulted in a decrease in accumulated deficit of approximately $8 million and a decrease in goodwill of approximately $6 million at October 1, 2007. The adoption of FIN 48 required the Company to inventory, evaluate, and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities.

At October 1, 2007, the Company’s total unrecognized tax benefits were approximately $320 million, exclusive of interest and penalties described below. Included in the $320 million are approximately $247 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in a future period.

In connection with the adoption of FIN 48, the Company elected to change its classification policy of interest expense and penalties related to uncertain tax positions. As of October 1, 2007, the Company will begin to account for interest expense and penalties related to uncertain tax positions as interest expense and penalties in its statement of operations. At October 1, 2007, the Company had $4 million and $0.5 million accrued for the payment of interest and penalties related to uncertain tax positions, respectively

Given the inherent complexities of the business and that the Company is subject to taxation in a substantial number of jurisdictions, the Company routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions and has established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information is available, or a change in circumstance, or an event occurs necessitating a change to the liability. As of October 1, 2007, the Franchise Tax Board (“FTB”) has completed its examination of the Company’s subsidiaries’ (Visa U.S.A. and Visa International) California income tax returns for years 1990 to 2003. The Company is currently negotiating a resolution of the state audit issues raised by the FTB with their settlement division. These audit issues are in an advanced stage in the settlement process, the most significant of which include the eligibility to claim certain items as special deductions, apportionment computation and research and development credits taken. The Company believes that it is reasonably possible that the unrecognized tax benefits related to these significant state audit issues could decrease (whether by settlement, release or a combination of both) in the next 12 months by as much as $62 million.

Included in accrued litigation on the Company’s consolidated balance sheet is $2.7 billion associated with the American Express settlement, the Discover litigation and other matters. For tax purposes, the deduction related to these matters is deferred until the payments are made and thus the Company established a deferred tax asset of $787 million related to these payments, which is net of a reserve to reflect management’s best estimate of the amount of the benefit to be realized.

The Company is subject to examination by the Internal Revenue Service and various state and foreign tax authorities. The Company has concluded all U.S. federal income tax matters for years through 2002. All material state and foreign tax matters have been concluded for years through 1989.

As of October 1, 2007, the Company recorded long-term deferred tax liabilities of $4.3 billion as a result of recording the fair value of the acquired assets and assumed liabilities of Visa International, Visa Canada and Inovant other than goodwill in excess of their historical book basis in accordance with SFAS No. 141.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In scheduling the reversal of deferred tax liabilities, the Company excluded the effects of its deferred tax liabilities related to indefinite-lived assets. Based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management determined that it is more likely than not that the Company will realize the benefits of its deferred tax assets.

The Company had state research and development tax credit carryforwards of approximately $16 million at October 1, 2007 that may be carried forward indefinitely. The Company expects to realize the full benefit of the credit in future years.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $6 million at October 1, 2007 of undistributed earnings of its non-U.S. subsidiaries since the Company intends to reinvest these earnings indefinitely. The amount of income taxes that would have resulted had such earnings been repatriated is estimated to be $2 million.

The Company’s tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at October 1, 2007 are presented below:

Deferred Tax Assets
Accrued compensation and benefits	$109
Adjustment to initially apply SFAS No. 158	6
State tax	260
Accrued liabilities	7
Accrued litigation obligation	1,292
Volume and support incentives	18
Research and development credits	16
Other	23

Deferred tax assets	1,731

Deferred Tax Liabilities
Property, equipment and technology, net	(55)
Investment in Visa International	(96)
Other assets	(227)
Member programs	(2)
Intangible assets	(4,328)
Other	(10)

Deferred tax liabilities	(4,718)

Net deferred tax liabilities	$(2,987)

Total net deferred tax assets and liabilities included in the Company’s consolidated balance sheet at October 1, 2007 are presented below:

Current deferred tax assets, net	$771
Non current deferred tax liabilities, net	(3,758)

Net deferred tax assets and liabilities	$(2,987)

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Note 16—Enterprise-wide Disclosures

The Company’s long-lived assets excluding investments, volume and support agreements, deferred tax assets, other assets, intangibles and goodwill are classified by major geographic area as follows at October 1, 2007:

U.S.	$689
Non-U.S.	217

Total	$906

Note 17—Stockholders’ Equity

Pursuant to the amended and restated certificate of incorporation, the Company has the following shares of preferred and common stock authorized, issued and outstanding at October 1, 2007 (in whole numbers):

Class or Series	Par Value	Authorized Shares	Issued and Outstanding Shares
Preferred stock	$0.0001	25,000,000	—

Common stock

Class A	$0.0001	2,001,622,245,209	—
Class B	$0.0001	622,245,209	—
Class C (series I)	$0.0001	813,582,801	—
Class C (series II)	$0.0001	38,582,801	—
Class C (series III)	$0.0001	64,000,000	—
Class C (series IV)	$0.0001	1,000,000	—

Regional classes and series of common stock

Class USA	$0.0001	622,245,209	426,390,481	(1)
Class EU (series I)	$0.0001	64,000,000	62,213,201
Class EU (series II)	$0.0001	38,582,801	27,904,464
Class EU (series III)	$0.0001	1,000,000	549,587
Class Canada	$0.0001	25,000,000	22,034,685
Class AP	$0.0001	130,000,000	119,100,481
Class LAC	$0.0001	90,000,000	80,137,915
Class CEMEA	$0.0001	42,000,000	36,749,698

		2,004,199,484,030	775,080,512

(1)	The amount of class USA common stock is net of 131,592,008 shares held by wholly-owned subsidiaries of the Company.

The preferred stock may be issued as redeemable or non-redeemable, and it has preference over any class or series of common stock with respect to the payment of dividends and distribution of the Company’s assets in the event of a liquidation or dissolution. The regional classes and series of common stock participate ratably on an as-converted basis, as discussed below, in dividends or distributions paid by the Company on the common stock, regardless of class or series.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Conversion

True-Up

In accordance with the terms of the global restructuring agreement dated as of June 15, 2007 and amended as of August 24, 2007, there will be a conversion of all of the Company’s regional classes and series of common stock into either class B or class C common stock as follows:

Outstanding Shares of Regional Classes and Series of Common Stock Prior to the True-Up	Converted Classes and Series of Common Stock after the True-Up
Class USA	Class B
Class EU (series I)	Class C (series III)
Class EU (series II)	Class C (series II)
Class EU (series III)	Class C (series IV)
Class Canada	Class C (series I)
Class AP	Class C (series I)
Class LAC	Class C (series I)
Class CEMEA	Class C (series I)

In connection with the conversion of all the Company’s regional classes of common stock into either class B or class C common stock, there will be a reallocation of ownership based on the conversion rate described below in order to reflect the actual relative contribution of the participating regions to the Company’s financial performance.

The conversion rate will be based on the relative under- or over-achievement (beyond certain percentage limits) of each participating region’s net revenue targets for the latest four quarters reported in an effective registration statement pursuant to an initial public offering.

The shares held by Visa Europe are not subject to the true-up, but are subject to conversion on a one-to-one basis from class EU (series I, II, and III) common stock to class C (series III, II, and IV) common stock concurrent with the true-up.

Initial Public Offering

The conversion rate of the class C common stock into class A common stock after an initial public offering will be on a one-to-one basis, subject to adjustments for stock splits, recapitalizations and similar transactions. No conversion of class C common stock will be effected until all applicable restrictions on such transfer have expired.

Immediately following an initial public offering, the conversion rate applicable to class B common stock into class A common stock will be less than one-to-one because it will be adjusted to reflect the initial deposit to the escrow account as determined by the litigation committee. Thereafter, adjustment to the conversion rate will occur upon (i) the completion of any follow-on offering of class A common stock in order to increase the size of the escrow account or (ii) the final resolution of the covered litigation and the release of funds remaining on deposit in the escrow account. No conversion of class B common stock will be effected until all applicable restrictions on such transfer have expired. See Note 5—Retrospective Responsibility Plan.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Voting Rights:

Prior to True-Up

Except in certain circumstances, the holders of the class EU (series II) common stock will have no right to vote on any matters on which the Company’s stockholders generally are entitled to vote. Holders of all other regional classes and series of common stock will have the right to cast a number of votes equal to the number of shares of class B or class C common stock into which each share would be converted after the true-up date, based on interim conversion rates, as determined by the Company.

After True-Up and Pre-Initial Public Offering:

Except in certain circumstances, the holders of the class C (series II) common stock will have no right to vote on any matters on which the Company’s stockholders generally are entitled to vote. Holders of all other classes or series of common stock will have the right to cast a number of votes equal to the number of shares of class B or C common stock held multiplied by the applicable conversion rate in effect on the record date.

After an Initial Public Offering

From and after the consummation of an initial public offering, the holders of class A common stock will have the right to vote on all matters on which stockholders generally are entitled to vote. All holders of class B and class C common stock will have no right to vote on any matters, except for certain defined matters, including any consolidation, merger, combination or any decision to exit the core payments business, in which the holders of class B and class C common stock (other than class C (series II) common stock) are entitled to cast a number of votes equal to the number of shares of class B or C common stock held multiplied by the applicable conversion rate in effect on the record date.

Redemption

Class B Common Stock and Class C Common Stock Other than Class C (Series II) Common Stock

The Company is required to redeem a portion of the class B common stock and class C common stock (other than class C (series II) common stock) following the completion of an initial public offering at a price per share equal to the net initial public offering price per share.

The Company is also required to redeem a portion of the class C (series III) common stock, all of which is owned by Visa Europe, at the net initial public offering price per share. The redemption date for the class C (series III) common stock is the later of October 6, 2008 or the completion of an initial public offering, unless Visa Europe delivers a written notice to the Company requesting redemption prior to October 6, 2008.

Class C (Series II) Common Stock

The Company is entitled to redeem all of the class C (series II) common stock at any time after the later of the consummation of an initial public offering and October 10, 2008. The redemption price of the class C (series II) common stock is equal to $1.146 billion adjusted for dividends and certain other items.

Visa Europe also has the option to require the Company to redeem the class C (series II) common stock at any time after the later of the consummation of an initial public offering or December 4, 2008.

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

Note 18—Concentration of Credit Risk

The Company extends credit to its affiliated and non-affiliated customers as part of its normal payment settlement activities. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact the Company’s overall credit risk. The Company performs ongoing credit evaluations of its customers. At October 1, 2007, the Company had no customer that accounted for more than 10% of the Company’s total accounts receivable.

The Company also has significant concentration risk related to its guarantees on potential uncollateralized customer settlement losses. See Note 13—Settlement Guarantee Management for additional discussion.

Cash and cash equivalents and available-for-sale investments included short-term investments in debt securities consisting of high credit-quality instruments. The Company’s Visa U.S.A., Visa International and Visa Canada subsidiaries have policies and procedures that limit the amount of credit exposure to any one financial institution or type of investment instrument.

Note 19—Commitments and Contingencies

Commitments

The Company leases certain premises and equipment throughout the world under non-cancelable leases with varying expiration dates. The Company’s future minimum payments on non-cancelable leases and marketing and sponsorship agreements, at October 1, 2007 were as follows:

	Operating Leases
Fiscal	Premises	Equipment, technology and other	Marketing and sponsorships	Total
2008	$31	$23	$153	$207
2009	25	13	108	146
2010	18	12	68	98
2011	15	2	55	72
2012	9	—	53	62
Thereafter	39	—	54	93

Total	$137	$50	$491	$678

In addition to fixed payments included in the above table, certain sponsorship agreements require the Company to undertake marketing, promotional or other activities up to stated monetary values to support events which the Company is sponsoring. The stated monetary value of these activities typically represents the value in the marketplace, which may be significantly in excess of the actual costs incurred by the Company. Future payments that may be incurred with respect to these arrangements are based on decisions regarding product and marketing initiatives and included in the above table if and when the Company enters into non-cancelable commitments with third parties.

Volume and Support Incentives

The Company has agreements with customers for various programs designed to build sales volume and increase the acceptance of its payment products. These agreements, with original terms ranging from one to thirteen years, provide card issuance, marketing and program support based on specific performance

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

requirements. These agreements are designed to encourage customer business and to increase overall Visa-branded payment volume, thereby reducing unit transaction processing costs and increasing brand awareness for all Visa customers.

Payments made and obligations incurred under these programs are included on the Company’s consolidated balance sheet. The Company’s obligation under these customer agreements will be amortized as a reduction to revenue in the same period as the related revenues are earned, based on management’s estimate of the customer’s performance compared to the terms of the incentive agreement. The agreements may or may not limit the amount of customer incentive payments. Excluding anticipated revenue to be earned from higher payments and transaction volumes in connection with these agreements, the Company’s potential exposure under agreements that limit the incentive payments, coupled with the Company’s estimate for incentive agreements with no limit, is estimated as follows:

Fiscal	Volume and support incentives
2008	$995
2009-2010	1,681
2011-2012	1,114
Thereafter	626

Total	$4,416

The ultimate amounts to be paid under these agreements may be greater than or less than the estimates above. Based on these agreements, increases in the incentive payments are generally driven by increased payment and transaction volume, and as a result, in the event incentive payments exceed this estimate such payments are not expected to have a material effect on the Company’s financial condition, results of operations or cash flows.

Indemnification under Framework Agreement

In connection with the framework agreement entered into between Visa Inc. and Visa Europe, Visa Europe indemnifies Visa Inc. for any claims arising out of the provision of the services brought by Visa Europe’s member banks against Visa Inc., while Visa Inc. indemnifies Visa Europe for any claims arising out of the provision of the services brought against Visa Europe by Visa Inc.’s customer financial institutions. Based on current known facts, the Company assessed the probability of loss in the future as remote. Consequently, the estimated maximum probability-weighted liability is considered insignificant and no liability has been accrued.

For further information with respect to the Company’s commitments and contingencies also see Note 4—Visa Europe, Note 5—Retrospective Responsibility Plan, Note 11—Debt, Note 13—Settlement Guarantee Management and Note 21—Legal Matters.

Note 20—Related Parties

Visa Inc. is a stock corporation and certain of its customers are also its stockholders. The Company considers an entity to be a related party if the entity owns more than 10% of the Company’s total voting common stock or if an officer or employee of the entity also serves on the Company’s board of directors. At October 1, 2007, one customer with an officer who also serves on the Company’s board of directors, and who also had an

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

ownership interest of greater than 10% of the Company’s voting common stock, owed the Company approximately $15 million. Other customers that had officers or employees who also serve on the Company’s board of directors owed the Company a total of $1.0 million at October 1, 2007. Visa Europe is also a related party of the Company as a result of the nature of the contractual arrangements between itself and the Company (refer to Note 4—Visa Europe). At October 1, 2007, Visa Europe owed the Company approximately $17 million. Amounts owed to the Company by these related parties are included in accounts receivable on the consolidated balance sheet.

The Company also maintains banking relationships and has credit facilities (see Note 11—Debt) with customers that have representation on the Company’s board of directors and owned more than 10% of the Company’s common stock.

Note 21—Legal Matters

Visa U.S.A. and Visa International are parties to various legal and regulatory proceedings. Some of these proceedings involve complex claims that are subject to substantial uncertainties and unascertainable damages. Accordingly, except as disclosed, the Company has not established reserves or ranges of possible loss related to these proceedings, as at this time in the proceedings, the matters do not relate to a probable loss and/or amounts are not reasonably estimable. Although the Company believes that it has strong defenses for the litigation and regulatory proceedings described below, it could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on the Company’s results of operations, financial position, or cash flows.

The litigation accrual is an estimate and is based on management’s understanding of its litigation profile, the specifics of each case, advice of counsel to the extent appropriate and management’s best estimate of incurred loss at the balance sheet date. The Company is presently involved in the matters described below and other legal actions, except for those disclosed below as resolved or settled. The Company will continue to review the litigation accrual and, if necessary, future refinements to the accrual will be made. At October 1, 2007, the Company’s accrued litigation obligation was $3.7 billion.

Covered Litigation

Visa U.S.A. and Visa International are parties to certain legal proceedings discussed below that are subject to the retrospective responsibility plan, which the Company refers to as the covered litigation. For a description of the retrospective responsibility plan, see Note 5—Retrospective Responsibility Plan.

The Discover Litigation

On October 4, 2004, Discover Financial Services, Inc. filed a complaint against Visa U.S.A., Visa International and MasterCard International Incorporated (MasterCard). The complaint was filed in the U.S. District Court for the Southern District of New York and was designated as a related case to the lawsuit brought by the Department of Justice (DOJ) in 1998 challenging Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy (CPP). The complaint alleged that the implementation and enforcement of Visa’s bylaw 2.10(e) and MasterCard’s CPP (which prohibited their respective members from issuing American Express or Discover cards), as well as Visa’s “Honor All Cards” rule (which required merchants that accept Visa cards to accept for payment every validly presented Visa card) and a similar MasterCard rule violated Sections 1 and 2 of the Sherman Act as well as California’s Unfair Competition Act in an alleged market for general purpose card network services and an alleged market for debit card network services. The complaint also challenged Visa’s no

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

surcharge rule and a similar MasterCard rule, under the same statutes. On December 10, 2004, Visa U.S.A. and Visa International moved to dismiss the complaint in its entirety for failure to state a claim. In lieu of filing its opposition papers to this motion, Discover filed an amended complaint on January 7, 2005. In the amended complaint, Discover dropped some of its claims, including its challenge against the no surcharge rule and its claims under California’s Unfair Competition Law, but continued to allege that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e), MasterCard’s CPP and the “Honor All Cards” rule violated Sections 1 and 2 of the Sherman Act. On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to the names of the plaintiffs.

Discover seeks treble damages in an amount to be proved at trial, along with attorneys’ fees and costs. On February 7, 2005, Visa U.S.A. and Visa International moved to dismiss Discover’s amended complaint in its entirety for failure to state a claim. On April 14, 2005, the District Court denied, at this stage in the litigation, Discover’s request to give collateral estoppel effect to the findings in the DOJ litigation. However, the District Court indicated that Discover may refile a motion for collateral estoppel after discovery.

Also on April 14, 2005, and in subsequent rulings, with respect to the alleged market for general purpose card network services, the District Court denied Visa U.S.A.’s motion to dismiss Discover’s Section 1 conspiracy to restrain trade claims and Section 2 monopolization, attempted monopolization and conspiracy to monopolize claims that were based upon the conduct described above. On October 24, 2005, the court granted Visa International’s motion to dismiss Discover’s attempted monopolization and monopolization claims against it, because plaintiffs did not allege that Visa International individually had sufficient market share to maintain these claims. On November 9, 2005, the court denied Visa U.S.A. and Visa International’s motion to dismiss Discover’s claims based upon effects in an alleged debit market. Visa U.S.A. and Visa International answered the amended complaint on November 30, 2005. Fact discovery is complete.

At a hearing on April 25, 2007, the District Court set a trial date of September 9, 2008. The court also established deadlines and procedures for motions practice and expert discovery. On July 24, 2007, Discover served its expert’s report purporting to demonstrate that it had incurred substantial damages. Expert reports were served jointly by Visa U.S.A. and Visa International on October 9, 2007. In accordance with SFAS No. 5, Accounting for Contingencies, Visa U.S.A. recorded a litigation provision of $650 million related to the Discover matter at September 30, 2007.

The American Express Litigation

On November 15, 2004, American Express filed a complaint against Visa U.S.A., Visa International, MasterCard and eight Visa U.S.A. and Visa International member financial institutions (JPMorgan Chase & Co., Bank of America Corporation, Capital One Financial Corp., U.S. Bancorp, Household International Inc., Wells Fargo & Company, Providian Financial Corp. and U.S.A.A. Federal Savings Bank). Subsequently, U.S.A.A. Federal Savings Bank, Bank of America Corp. and Household International Inc. announced settlements with American Express and were dismissed from the case. The complaint, which was filed in the U.S. District Court for the Southern District of New York, was designated as a related case to the DOJ litigation and was assigned to the same judge. The complaint alleged that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP violated Sections 1 and 2 of the Sherman Act in an alleged market for general purpose card network services and an alleged market for debit card network services.

Visa Inc., Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from Visa Inc. and $185 million from five

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa Inc. will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion. The quarterly payments are contingent upon the performance of American Express’s United States global network services (GNS) business and will be in an amount equal to 5% of American Express’s United States GNS billings during the quarter up to a maximum of $70 million per quarter; provided, however, that if the payment for any quarter is less than $70 million, the maximum payment for a future quarter or quarters shall be increased by the difference between $70 million and such lesser amount as was actually paid. Future payments discounted to $1.9 billion using a rate of 4.72% over the payment term is reflected in current and long-term accrued litigation obligation on the consolidated balance sheet at October 1, 2007. The settlement will be covered by the retrospective responsibility plan. See also Note 5—Retrospective Responsibility Plan.

The Attridge Litigation

On December 8, 2004, a complaint was filed in California state court on behalf of a putative class of consumers asserting claims against Visa U.S.A., Visa International and MasterCard under California’s Cartwright Act and Unfair Competition Law. The claims in this action, Attridge v. Visa U.S.A. Inc., et al., seek to piggyback on the portion of the DOJ litigation in which the U.S. District Court for the Southern District of New York found that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy constitute unlawful restraints of trade under the federal antitrust laws. After the plaintiff twice amended his complaint, Visa U.S.A., Visa International and MasterCard demurred to (moved to dismiss) the complaint and, at a hearing on November 2, 2005, the court dismissed plaintiff’s claims with leave to amend. On December 2, 2005, the plaintiff filed a third amended complaint. The defendants again demurred to (moved to dismiss) that complaint. On May 19, 2006, the court entered an order dismissing plaintiff’s Cartwright Act claims with prejudice but allowing the plaintiff to proceed with his Unfair Competition Law claims. On June 19, 2006, Visa U.S.A. and Visa International answered the third amended complaint. The parties are now moving forward with discovery. No trial date has been set. On December 14, 2007, the plaintiff amended his complaint to add Visa Inc. as a defendant. No new claims were added to the complaint.

The Interchange Litigation

Kendall. On October 8, 2004, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court for the Northern District of California against Visa U.S.A. , MasterCard and several Visa U.S.A. member financial institutions alleging, among other things, that Visa U.S.A.’s and MasterCard’s interchange fees contravene the Sherman Act and the Clayton Act (Kendall v. Visa U.S.A. Inc., et al.). The plaintiffs seek treble damages in an unspecified amount, attorneys’ fees and an injunction against Visa U.S.A. and MasterCard from setting interchange and engaging in joint marketing activities, which plaintiffs allege include the purported negotiation of merchant discount rates with certain merchants. On November 19, 2004, Visa U.S.A. filed an answer to the complaint. The plaintiffs filed an amended complaint on April 25, 2005. Visa U.S.A. moved to dismiss the complaint for failure to state a claim and, in the alternative, also moved for summary judgment with respect to certain of the claims. On July 25, 2005, the court issued an order granting Visa U.S.A.’s motion to dismiss and dismissed the complaint with prejudice. On August 10, 2005, the plaintiffs filed a notice of appeal. Appellate briefing is complete and the Ninth Circuit Court of Appeal heard oral argument on June 11, 2007. No ruling has been issued.

Multidistrict Litigation Proceedings (MDL). On May 6, 2005, a purported class action lawsuit was filed by a merchant, Animal Land, Inc., against Visa U.S.A. in the U.S. District Court for the Northern District of Georgia, alleging that Visa U.S.A.’s no-surcharge rule violates Sections 1 and 2 of the Sherman Act. Plaintiff alleges that

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

under the no-surcharge rule, merchants are not permitted to pass along to cardholders a discrete surcharge to account for the fees that the merchant pays in connection with Visa-branded payment card transactions. Plaintiff alleges that this rule causes the fees paid by merchants to be supracompetitive. The suit seeks treble damages in an unspecified amount, attorneys’ fees and injunctive relief. The Animal Land case has been transferred to the multidistrict litigation proceedings and is included in the First Amended Class Action Complaint discussed below.

On June 22, 2005, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court of Connecticut against MasterCard, Visa U.S.A., Visa International and a number of Visa U.S.A. and Visa International member financial institutions alleging, among other things, that Visa’s and MasterCard’s purported setting of interchange fees violates Section 1 of the Sherman Act. In addition, the complaint alleges Visa’s and MasterCard’s purported tying and bundling of transaction fees also constitutes a violation of Section 1 of the Sherman Act. Since the filing of this complaint, there have been approximately 48 similar complaints, all but 10 of which were styled as class actions, filed on behalf of merchants against Visa U.S.A. and MasterCard, and in some cases, certain Visa U.S.A. and Visa International member financial institutions, in U.S. federal courts. Visa International was named as a defendant in more than 30 of these complaints. On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order transferring these cases to the U.S. District Court for the Eastern District of New York for coordination of pre-trial proceedings (Multidistrict Litigation 1720). On April 24, 2006, the group of purported class plaintiffs filed a First Amended Class Action Complaint. Taken together, the claims in the First Amended Class Action Complaint and in the 10 complaints brought on behalf of individual merchants are generally brought under Sections 1 and 2 of the Sherman Act. In addition, some of these complaints contain certain state unfair competition law claims. These interchange-related litigations also seek treble damages in an unspecified amount (although several of the complaints allege that the plaintiffs expect that damages will range in the tens of billions of dollars), as well as attorneys’ fees and injunctive relief.

Visa U.S.A. and Visa International answered the First Consolidated Amended Class Action Complaint and the individual merchant complaints on June 9, 2006. On July 10, 2007, pursuant to a joint request by the parties, the court entered a scheduling order setting deadlines for completion of fact discovery to June 30, 2008 and expert discovery to February 20, 2009 and for filing all summary judgment and other pretrial motions by March 27, 2009.

On September 7, 2007, the Magistrate Judge issued a Report and Recommendation to the District Court recommending that the District Court grant the defendants’ motion to dismiss the class plaintiffs’ claims for damages incurred prior to January 1, 2004. On October 12, 2007, the Magistrate Judge granted putative class plaintiffs’ request to brief the issue of whether the Report and Recommendation would affect the claims of non-party members of the putative class that opted out of the In re Visa Check/ MasterMoney Antitrust Litigation class action. Following the submissions, the Magistrate Judge declined plaintiffs’ request to advise on that issue. Putative class plaintiffs filed objections to the Report and Recommendation on November 14, 2007, and defendants filed their responses to those objections on December 13, 2007.

Retailers’ Litigation

Commencing in October 1996, several class action suits were brought by a number of U.S. merchants against Visa U.S.A. and MasterCard challenging certain aspects of the payment card industry under U.S. federal antitrust laws. Those suits were later consolidated in the U.S. District Court for the Eastern District of New York, In re Visa Check/MasterMoney Antitrust Litigation. Among other claims, the plaintiffs alleged that Visa U.S.A.’s “Honor All Cards” rule, which required merchants that accepted Visa cards to accept for payment every validly presented Visa card, and a similar MasterCard rule, constituted an illegal tying arrangement in violation of Section 1 of the Sherman Act. On June 4, 2003, Visa U.S.A. signed a settlement agreement to settle the claims

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(in millions, except as noted)

brought by the plaintiffs in this matter, which the court approved on December 19, 2003. Pursuant to the settlement agreement, Visa agreed to modify its “Honor All Cards” rule such that, effective January 1, 2004, a merchant may accept only Visa check cards, only Visa credit cards, or both. Visa also agreed to pay approximately $2.0 billion to the merchant class over 10 years in equal annual installments of $200 million per year, among other things. After appellate issues were resolved, the settlement became final. Settlement funds are now being distributed to the class.

Retailers’ “Opt-Outs”

Several lawsuits were commenced by merchants that opted not to participate in the plaintiff class in In re Visa Check/MasterMoney Antitrust Litigation. The majority of these cases were filed in the U.S. District Court for the Eastern District of New York. Visa U.S.A. has entered into separate settlement agreements with all but one of these plaintiffs resolving their claims, and the District Court has entered orders dismissing with prejudice each of those plaintiffs’ complaints against Visa U.S.A. Only the action brought by GMRI, Inc. against Visa U.S.A. remains pending. On May 14, 2007, the plaintiff in the GMRI, Inc. case sought to amend its complaint and consolidate the case with Multidistrict Litigation 1720. Visa U.S.A., Visa International and several of their member financial institutions named as defendants in Multidistrict Litigation 1720 opposed the plaintiff’s motion. On June 1, 2007, the plaintiff withdrew its request. On June 22, 2007, GMRI, Inc. filed suit against Visa International and various member financial institutions of Visa U.S.A. and/or Visa International in the U.S. District Court for the District of Minnesota, alleging both the merchant opt-out claims at issue in GMRI, Inc.’s suit against Visa U.S.A. and a number of the claims set forth in the class complaint filed in Multidistrict Litigation 1720 relating to interchange and Visa rules. In 2003, Visa U.S.A. established a litigation provision for the GMRI, Inc. case based on a calculation of what GMRI, Inc. would have received under the settlement of In re Visa Check/MasterMoney Antitrust Litigation if GMRI, Inc. had not opted out of that settlement. In December 2007, GMRI, Inc. and Visa U.S.A. agreed in principle to resolve the claims brought against Visa U.S.A. and Visa International through binding mediation.

“Indirect Purchaser” Actions

In addition, complaints have been filed in 19 different states and the District of Columbia alleging state antitrust, consumer protection and common law claims against Visa U.S.A. and MasterCard (and, in California Visa International) on behalf of putative classes of consumers. The claims in these actions largely mirror the allegations made in the U.S. merchant lawsuit and assert that merchants, faced with excessive merchant discount fees, have passed on some portion those fees to consumers in the form of higher prices on goods and services sold. Visa U.S.A. has been successful in the majority of these cases, as courts in 17 jurisdictions have granted Visa U.S.A.’s motions to dismiss for failure to state a claim or plaintiffs have voluntarily dismissed their complaints. The parties are awaiting a decision on Visa U.S.A.’s motion to dismiss in New Mexico. In California, the court granted Visa U.S.A. and Visa International’s demurrer, or motion to dismiss, with respect to claims brought under the Cartwright Act, but denied a similar motion with respect to Unfair Competition Law claims for unlawful, unfair and/or fraudulent business practices. Visa U.S.A. and Visa International subsequently filed a motion for judgment on the pleadings seeking dismissal of those latter claims in light of the Proposition 64 amendments to the Unfair Competition Law. After oral argument, the court denied this motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007. On July 24, 2007, a case management conference was held at which the court permitted certain further discovery and agreed to address plaintiffs’ proposed motion for collateral estoppel with respect to certain elements of a “tying” claim based on statements in the decision on cross-motions for summary judgment in In re Visa Check/MasterMoney Antitrust Litigation. On October 31, 2007, the court denied the plaintiffs’ collateral estoppel motion and set a new case management conference for January 18, 2008. In West Virginia, the action

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(in millions, except as noted)

was brought against Visa U.S.A. by West Virginia’s attorney general as parens patriae for West Virginia consumers. The court denied Visa U.S.A.’s motion for summary judgment on October 14, 2005. On February 14, 2006, Visa U.S.A. answered the West Virginia complaint and the parties began discovery. On April 10, 2007, the court issued a stay of discovery pending its ruling on an antitrust standing issue. On April 27, 2007, Visa U.S.A. and the State of West Virginia reached an agreement in principle to settle all claims against Visa U.S.A. A loss provision was recorded in Visa U.S.A.’s consolidated statements of operations in connection with this settlement.

Department of Justice Antitrust Case and Related Litigation

In October 1998, the U.S. Department of Justice, or DOJ, filed suit against Visa U.S.A., Visa International and MasterCard in the U.S. District Court for the Southern District of New York alleging that both Visa U.S.A.’s and MasterCard’s governance structures and policies violated U.S. federal antitrust laws. On October 9, 2001, the District Court issued an opinion upholding the legality and pro-competitive nature of “dual governance,” the situation where an employee of a member financial institution also serves on the board of directors of Visa U.S.A. or MasterCard while a portion of its card portfolio is issued under the brand of the other association. However, the court also held that Visa U.S.A.’s bylaw 2.10(e), which prohibited Visa members from issuing American Express or Discover cards, and a similar MasterCard rule constituted unlawful restraints of trade under the federal antitrust laws.

On November 26, 2001, the court issued a final judgment that ordered Visa U.S.A. to repeal bylaw 2.10(e) and enjoined Visa U.S.A. and Visa International from enacting or enforcing any bylaw, rule, policy or practice that prohibits its issuers from issuing general purpose credit or debit cards in the United States on any other general purpose card network. The final judgment also allowed some Visa issuers to terminate their issuance agreements. The final judgment imposed parallel requirements on MasterCard. After all appeals were exhausted, the final judgment became effective by court order on October 15, 2004.

Settlement Service Fee Litigation

On January 10, 2005, MasterCard filed a motion in the U.S. District Court for the Southern District of New York in connection with the DOJ litigation, renewing an earlier challenge to a Visa U.S.A. bylaw that provides for a settlement service fee. To ensure payment of Visa U.S.A.’s settlement obligation in the In re Visa Check/MasterMoney Antitrust Litigation case, Visa U.S.A. adopted the settlement service fee bylaw in June 2003. The bylaw provided that the settlement service fee is to be paid by certain Visa U.S.A. members that shift a substantial portion of their offline debit volume to another debit brand unless that shift is to the American Express or Discover brands. MasterCard contended that the settlement service fee violated the final judgment in the DOJ litigation by effectively prohibiting Visa U.S.A. members from issuing MasterCard debit cards.

On August 18, 2005, the court issued an order appointing a special master to hear evidence regarding MasterCard’s challenge. An evidentiary hearing before the special master occurred in December 2005. In July 2006, the special master submitted his Findings of Fact and Conclusions of Law to the court, in which he concluded that Visa U.S.A. did not violate the final judgment in the DOJ action before October 15, 2004—the effective date of the Final Judgment—but that Visa U.S.A. did violate the final judgment by continuing to enforce the settlement service fee after October 15, 2004. Visa U.S.A. filed objections to the special master’s report and MasterCard asked the court to adopt the special master’s findings and conclusions. The court heard oral argument with respect to the proper scope of any remedy on April 23, 2007.

On June 7, 2007, the court issued an Opinion and Order holding that the settlement service fee violated the final judgment in the DOJ case as of October 15, 2004. On June 15, 2007, the court issued an Amended Opinion

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(in millions, except as noted)

and Order, clarifying the remedy in the ruling. First, the court ordered Visa U.S.A. to repeal the settlement service fee bylaw. Second, the court gave any Visa U.S.A. debit issuer subject to the settlement service fee prior to its repeal that entered into an agreement that includes offline debit issuance with Visa U.S.A. on or after June 20, 2003 the right to terminate its agreement, provided that the issuer has entered into an agreement to issue MasterCard branded debit cards and the issuer repays to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement. On June 13, 2007, the parties entered into an agreement to toll the statute of limitations on certain potential claims MasterCard may have against Visa U.S.A. in connection with the settlement service fee.

Pursuant to the court’s order, the settlement service fee bylaw was rescinded as of the effective date of the order. On June 29, 2007, Visa U.S.A. filed a notice of appeal to the Second Circuit Court of Appeals. Visa U.S.A. also sought a stay pending appeal as to the contract termination portion of the court’s remedy, which the District Court denied.

On August 17, 2007, Discover Financial Services and DFS Services LLC (collectively, Discover) moved the District Court to intervene in the settlement service fee matter. Discover also sought to have the District Court modify its June 15, 2007 order to (1) extend the contract termination remedy to issuers entering into agreements with Discover; and (2) void certain provisions of Visa U.S.A.’s debit agreements. The court denied Discover’s motion on October 12, 2007. On September 11, 2007, Discover filed a motion to intervene in the settlement service fee case in the Second Circuit and asked the Second Circuit to remand the case to the District Court. Visa U.S.A. opposed Discover’s motion. Briefing is complete but no decision has been issued by the Second Circuit.

New Zealand Interchange Proceedings

The Commerce Commission, New Zealand’s competition regulator, filed a civil Statement of Claim in the High Court in Wellington on November 9, 2006, alleging that, among other things, the fixing of default interchange rates by Cards NZ Limited, Visa International, MasterCard and certain Visa International member financial institutions contravenes the New Zealand Commerce Act. On November 27, 2006, a group of New Zealand retailers filed a nearly identical claim against the same parties before the same tribunal. Both the Commerce Commission and the retailers seek declaratory, injunctive and monetary relief. On March 2, 2007, Visa International filed statements of defense in both cases, denying liability for any cause of action. Both cases were transferred to the commercial list at the High Court in Auckland in April 2007. The court approved a timetable for initial discovery and other procedural matters in June 2007; such discovery is now proceeding.

Currency Conversion Litigation

In 2000, a “representative” action was filed in California state court against Visa U.S.A. and Visa International in connection with an asserted 1% currency conversion “fee” assessed on member financial institutions by the payment card networks on transactions involving the purchase of goods or services in a foreign currency and the disclosure of that fee (Schwartz v. Visa International Corp. (sic), et al.). Plaintiffs claimed Visa’s currency conversion practices violated California Business & Professions Code Section 17200, and sought injunctive relief and restitution. Additional California state currency conversion class actions were filed against Visa U.S.A. and Visa International. Shrieve v. Visa U.S.A. Inc., et al. alleged that Visa had a duty to inform cardholders using debit cards overseas of the existence of the 1% currency conversion fee. Mattingly v. Visa U.S.A. Inc., et al. alleged Visa had a duty to inform cardholders using credit cards overseas of the existence of the 1% currency conversion fee. Baker v. Visa International Corp. (sic), et al. challenged Visa International’s calculation of currency conversion rates and the disclosure of those rates. All plaintiffs sought restitution and injunctive relief.

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(in millions, except as noted)

Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club, Inc. (Diners Club) and several Visa U.S.A. and Visa International member financial institutions, and in some cases their affiliates and parents, are also defendants in a number of federal class actions that allege, among other things, violations of federal antitrust laws based on the 1% currency conversion fee. Pursuant to orders of the Judicial Panel on Multidistrict Litigation, the federal complaints were consolidated or coordinated in MDL 1409 (In re Currency Conversion Fee Antitrust Litigation) in the U.S. District Court for the Southern District of New York.

On July 20, 2006, Visa U.S.A. and Visa International entered into a settlement agreement in MDL 1409. Under the terms of that settlement, the defendants, which include Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club Inc. and several banks, will pay $336.0 million to settle monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa U.S.A. and Visa International’s portion of the settlement payment, which has already been paid into a settlement fund, is approximately $100.1 million. In addition, Visa U.S.A. and Visa International agreed that for five years they would separately identify or itemize any fees added to transactions because they occurred in a foreign country or involved a foreign currency and would require U.S. issuing members to disclose certain changes, if any, to exchange rate practices. As part of this settlement, plaintiffs in Shrieve and Mattingly agreed that they would ask the court to dismiss their actions with prejudice as to Visa U.S.A. and Visa International once the MDL 1409 settlement receives court approval. Visa U.S.A., Visa International and MasterCard further agreed to pay $32.0 million in attorneys’ fees to resolve Schwartz. Visa U.S.A. and Visa International’s portion of this payment is approximately $18.6 million, which was paid into a settlement fund in September 2007.

Finally, Visa U.S.A. and Visa International entered into a settlement in Baker. Under the terms of this settlement agreement, the parties agreed to undertake their best efforts to secure certain changes to the notice of settlement to be provided to class members in MDL 1409, and plaintiffs agreed not to object or otherwise oppose approval of the MDL settlement agreement. Upon final approval of the MDL settlement agreement, plaintiffs shall seek to dismiss Baker. If Baker is dismissed, Visa U.S.A. and Visa International shall pay $1 million plus interest from September 14, 2006 as attorneys’ fees and costs. If, however, within 60 days of final approval of the MDL settlement agreement, Baker has still not been dismissed, Visa U.S.A. and Visa International shall pay $500,000 plus interest from September 14, 2006 as attorneys’ fees and costs.

On November 8, 2006, the court in MDL 1409 issued an order preliminarily approving the MDL settlement agreement. Among other things, this order created, for settlement purposes only, a Settlement Damages Class consisting of holders of U.S. issued Visa- or MasterCard-branded credit and debit cards or Diners Club-branded credit cards who used their cards to make a foreign payment transaction between February 10, 1996 and November 8, 2006, the Settlement Damages Class. The court also approved, for settlement purposes only, the “Settlement Injunctive Class,” which contains all persons who held a U.S. issued Visa- or MasterCard-branded credit or debit card or Diners Club-branded credit card as of November 8, 2006. Charge cards are included in the definition of “credit cards.” On November 14, 2006, the plaintiff in one case coordinated with MDL 1409 (Bildstein v. MasterCard International Incorporated) filed a Notice of Appeal from the grant of preliminary approval.

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the court appointed a special master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The special master submitted his report on or about July 10, 2007, and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the special master. On

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(in millions, except as noted)

September 24, 2007, the court issued an order approving the revised notices, claim forms and settlement schedule submitted by the parties. Revised notices and claim forms will be mailed to identified class members in late November, and a revised publication notice will run in late November and early December. Class members will have until February 14, 2008 to object to or opt-out of the settlement. The Court moved the hearing on entry of Final Judgment and Order of Dismissal to March 31, 2008.

Based upon the court’s preliminary approval of the MDL 1409 settlement and other developments, approximately $100.1 million and $18.6 million have been paid into a settlement funds to resolve these claims against Visa U.S.A. and Visa International, and a legal accrual of approximately $1.0 million has been made for the remainder of the settlement in connection with these currency conversion cases. Should the MDL settlement agreement not receive final court approval, or otherwise terminate, we anticipate that the parties in all of the Currency Conversion Litigation actions would return to the status quo ante in their respective actions.

Morgan Stanley Dean Witter/Discover Litigation

In August 2004, the European Commission in Brussels issued a Statement of Objections against Visa International and Visa Europe alleging a breach of European competition law. The allegation arises from the Visa International and Visa Europe Rule (bylaw 2.12(b)) that makes certain designated competitors, including Morgan Stanley Dean Witter/Discover, ineligible for membership. On October 3, 2007, the European Commission fined Visa International and Visa Europe €10.2 million ($14.5 million) for infringing European Union rules on restrictive business practices (Article 81 of the EC Treaty and Article 53 of the EEA Agreement). Pursuant to existing agreements, Visa Europe has acknowledged full responsibility for the defense of this action, including any fines that may be payable.

Parke Litigation

On June 27, 2005, a purported consumer and merchant class action was filed in California state court against Visa U.S.A., Visa International, MasterCard, Merrick Bank and CardSystems Solutions, Inc. The complaint stems from a data-security breach at CardSystems, a payment card processor that handled Visa and other payment brand transactions. The complaint alleges that Visa U.S.A. and Visa International’s failure to inform cardholders of the CardSystems breach in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California’s statutory privacy-notice law. In August 2005, the court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information, and in September 2005 denied plaintiffs’ motion for a preliminary injunction. Also in September 2005, the court dismissed the claims brought by the merchant class. On November 18, 2005, the defendants answered the remaining claims. Limited discovery occurred.

CardSystems filed for bankruptcy in U.S. District Court for the District of Arizona in May 2006, staying the litigation as to it. The plaintiffs removed the case to U.S. District Court for the Northern District of California on August 10, 2006, and then sought to transfer the case to federal court in Arizona. Visa U.S.A., Visa International and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case. Proceedings involving CardSystems continue in the bankruptcy court in Arizona, and the California state court plaintiffs appear to be pursuing claims against CardSystems in that forum. The state court in California has not set discovery deadlines or a trial date. The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to the Company’s consolidated financial statements.

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

The ATM Exchange Litigation

On November 14, 2005, The ATM Exchange filed a complaint for money damages against Visa U.S.A. and Visa International in the U.S. District Court for the Southern District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation and fraudulent misrepresentation, alleging that Visa’s deferment of a July 1, 2004 member deadline that required newly deployed ATMs to be certified by a Visa- recognized laboratory as meeting certain PIN-entry device testing requirements harmed the plaintiff by reducing demand for its ATM upgrade solution. The parties engaged in written discovery, party and third-party depositions and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated that it would set another trial date, if necessary, in its forthcoming ruling on the motions for summary judgment.

District of Columbia Civil Investigative Demand

On January 5, 2007, the Office of the Attorney General for the District of Columbia issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 28-4502 of the District of Columbia Antitrust Act. The D.C. Attorney General’s office is coordinating parallel investigations by the Attorneys General of New York and Ohio. The CID seeks documents and narrative responses to several interrogatories and document requests, which focus on PIN debit. Visa U.S.A. continues to cooperate with the Attorneys General in connection with the CID.

U.S. Department of Justice Civil Investigative Demands

On September 26, 2007, the Antitrust Division of the United States Department of Justice (the “Division”) issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents, data and narrative responses to several interrogatories and document requests, which focus on PIN debit and Visa’s No Signature Required program.

On September 27, 2007, the Division issued a second CID to Visa U.S.A., also seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents in response to several requests, which focus on Visa U.S.A.’s agreements with banks that issue Visa debit cards. Visa U.S.A. is cooperating with the Division in connection with both CIDs.

AAA Antiques Mall

On November 13, 2007, a putative class action lawsuit was filed in Maryland state court against Visa U.S.A., MasterCard Worldwide, and Discover Financial Services. Plaintiff AAA Antiques Mall, Inc. alleges that “credit card fees” assessed by defendants as to the state tax portion of a sales transaction constitute unjust enrichment and/or intentional misrepresentation. At this time, it is too early to make any reasonable evaluation of the claims alleged.

Intellectual Property Litigation

Cryptography Research

On September 29, 2004, Cryptography Research, Inc. (“CRI”) filed suit against Visa International in U.S. District Court for the North District of California asserting claims for breach of contract, misrepresentation, and infringement of eight U.S. patents. These causes of action are based upon CRI’s allegations that Visa International has improperly used, or induced others to use, technology allegedly developed by CRI for securing

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

“Smart Cards” against attacks designed to discover secret information, such as the secret key for performing cryptographic operations. On March 7, 2005, CRI filed an amended complaint identifying claims for breach of contract, misrepresentation, fraud in the inducement and infringement of the eight Patents in Suit. The breach of contract, misrepresentation and fraud in the inducement claims stem from a September 2, 1998 Intellectual Property License Agreement between CRI and Visa International. The license agreement granted Visa International worldwide rights to CRI’s patent applications that ultimately matured into the Patents in Suit.

On March 22, 2007, CRI filed its Second Amended Complaint, adding claims for breach of fiduciary duty and violation of Section 1 of the Sherman Act and California’s Unfair Competition Law. CRI further alleges that Visa International is liable under California’s Cartwright Act, Bus. & Prof. Code Sections 16720-70 and the California Business & Professions Code §§ 17200 et seq. Visa International filed its answer to the Second Amended Complaint and related counterclaims on April 23, 2007.

Discovery in this matter is currently ongoing and is scheduled to be completed on May 12, 2008. A patent claims construction hearing was held on November 8 and 9, 2005. Four claims construction orders have been issued. CRI filed a motion for reconsideration of the second order, and a hearing on that motion was held September 10, 2007. No ruling on CRI’s motion has been issued. A pretrial conference is scheduled for September 15, 2008, but no trial date has been set.

Vale Canjeable

On November 21, 2006, Vale Canjeable Ticketven, C.A., filed an action in the Fifth Municipal Court of Caracas, Venezuela against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. In December 2006, Vale Canjeable Ticketven, C.A. also filed a claim with the Fourth Commercial Court of First Instance of Caracas, alleging that the defendants infringed the plaintiff’s rights as the holder of the trademark registries and requesting declarative, injunctive and monetary relief. The plaintiff also requested that the court order the defendants to pay the legal costs and expenses related to the judicial process.

On November 29, 2006, the Fifth Municipal Court of Caracas granted a preliminary injunction prohibiting use of the “Vale” in the Venezuelan market of food vouchers. On December 6, 2006, Visa International filed a constitutional objection to the court’s ruling. The objection was dismissed on December 19, 2006 by the Fourth Commercial Court of First Instance of Caracas. Visa International appealed this decision, which was denied in March 2007. On March 21, 2007, defendants filed a motion with the Fourth Commercial Court of First Instance of Caracas, seeking revocation of the preliminary injunction granted by the Fifth Municipal Court of Caracas. This motion was denied on July 11, 2007. Visa International immediately filed an appeal of this decision with the Superior Court.

On July 26, 2007, Visa International made a request for the removal of the First Instance Judge from the case and such request was granted on September 25, 2007. A new judge was assigned to finalize the discovery phase of the case. On November 1, 2007, Visa International filed its written conclusions explaining how the evidence collected during discovery supports its arguments. On November 21, 2007, Visa International filed an appeal of the decision denying suspension of the preliminary injunction with the newly assigned judge. The plaintiff filed a response to this appeal on November 26, 2007, and Visa replied to that response on December 3, 2007.

Starpay and VIMachine

On May 8, 2003, Starpay and VIMachine sued Visa U.S.A. and Visa International in U.S. District Court for the Northern District of Texas, claiming that Visa used information provided by Starpay in 2000 to create VbV

VISA INC.

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

(in millions, except as noted)

and to file a Visa patent application on the technology underlying VbV. Two claims are asserted: infringement of VIMachine’s patent and misappropriation of Starpay’s trade secrets. On February 23, 2004, Visa U.S.A. and Visa International answered the complaint and filed a counterclaim for a declaratory judgment that Visa U.S.A. and Visa International are not infringing the asserted patent and/or that the patent is invalid. On March 16, 2004, Starpay filed its answer to Visa U.S.A. and Visa International’s counterclaim.

The Magistrate Judge held hearings on the issue of the construction of various claims of the patent and on January 19, 2006 issued a Report and Recommendation making findings and recommendations. In February 2006, the parties filed their respective objections to the Report with the District Court Judge. On September 10, 2007, the District Court issued an order resolving the parties’ various objections and finalized the claim construction. The court has set a schedule that calls for the completion of discovery by April 18, 2008 and the filing of any dispositive motions by May 16, 2008. No trial date has been set.

PrivaSys

On June 20, 2007, PrivaSys, Inc. filed a complaint in U.S. District Court for the Northern District of California against Visa International and Visa U.S.A for patent infringement. PrivaSys alleges that Visa’s contactless payment technology infringes U.S. Patent No. 7,195,154, which we refer to as the ‘154 patent’), entitled “Method for Generating Customer Secure Card Numbers.” Visa U.S.A. and Visa International filed their respective answers and counterclaims on August 21, 2007 alleging that Visa did not infringe the ‘154 patent, that the ‘154 patent is invalid and that the patent is unenforceable due to inequitable conduct and prosecution laches. On September 28, 2007, PrivaSys filed a motion requesting leave to file an amended complaint adding J.P. Morgan Chase & Co. and Wells Fargo & Co. as defendants. Visa U.S.A. and Visa International opposed this motion on October 26, 2007 and asked the court, in the alternative, to stay all proceedings against Visa issuing financial institutions pending resolution of the issue of whether the Visa technology infringes the PrivaSys patent. On November 14, 2007, the court granted PrivaSys’s motion for leave to file the amended complaint. On December 5, 2007, Visa U.S.A. filed an answer to the amended complaint. The parties have reached an agreement in principle to settle the dispute.

Every Penny Counts, Inc.—Prepaid Cards

On July 17, 2007, Every Penny Counts, Inc. filed a complaint in the U.S. District Court for the Middle District of Florida against Visa U.S.A., MasterCard and American Express for infringement of four of its patents. Plaintiff amended its complaint on September 27, 2007 to add Green Dot Corp. as a party and to add a fifth patent to its suit. The Complaint now alleges that the defendants’ “open” prepaid card products infringe U.S. Patent No. 5,621,640 (“Automatic Philanthropic Contribution System”). U.S. Patent No. 6,112,191 ( “Method and System to Create and Distribute Excess Funds from Consumer Spending Transactions”). U.S. Patent No. 6,088,682 (“Funds Distribution System Connected with Point of Sale Transactions”), U.S. Patent No. 6,876,971 (“Funds Distribution System Connected with Point of Sale Transaction”) and U.S. Patent No. 7,171,370 (“Funds Distribution System Connected with Point of Sale Transactions”). Visa U.S.A. filed a Motion to Dismiss, or in the Alternative for a More Definite Statement, based on the plaintiff’s failure to identify which products or services offered by Visa U.S.A. purportedly infringe which of the plaintiff’s patents on October 12, 2007. The court denied the motion on October 29, 2007. On November 13, 2007, Visa U.S.A. filed its answer and counterclaims alleging that Visa does not infringe the plaintiff’s patents, that the plaintiff’s patents are invalid, and that the plaintiff’s patents are unenforceable to prosecution laches and inequitable conduct. The court issued an order on December 13, 2007 setting procedural deadlines for the claim construction and scheduling a Markman hearing in May 2008.

VISA INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2007	Pro forma Balance Sheet at December 31, 2007	September 30, 2007(1)
	(in millions, except share data)
Assets
Cash and cash equivalents	$1,698	$4,206	$275
Restricted cash	—	3,000	—
Investment securities, available-for-sale	729	729	747
Settlement receivable	1,154	1,154	10
Accounts receivable	347	347	245
Customer collateral	443	443	68
Current portion of volume and support incentives	156	156	96
Current portion of deferred tax assets	774	774	795
Prepaid expenses and other current assets	512	512	271

Total current assets	5,813	11,321	2,507
Investment securities, available-for-sale	380	380	737
Volume and support incentives	74	74	44
Investment in Visa International	—	—	227
Property, equipment, and technology, net	912	912	313
Deferred tax assets	—	—	471
Other assets	625	625	91
Intangible assets	10,883	10,883	—
Goodwill	9,055	9,055	—

Total assets	$27,742	$33,250	$4,390

Liabilities
Accounts payable	$76	$76	$99
Settlement payable	1,012	1,012	50
Customer collateral	443	443	68
Accrued compensation and benefits	312	312	244
Volume and support incentives	298	298	188
Accrued liabilities	638	638	356
Current portion of long-term debt	75	75	41
Current portion of accrued litigation	2,325	2,325	2,236
Redeemable class C (series III) common stock, 31,853,182 pro forma shares outstanding at December 31, 2007	—	1,362	—

Total current liabilities	5,179	6,541	3,282
Long-term debt	40	40	—
Accrued litigation	1,395	1,395	1,446
Deferred tax liabilities	3,658	3,658	—
Other liabilities	754	754	125

Total liabilities	11,026	12,388	4,853

Temporary Equity and Minority Interest
Class C (series II) common stock, $0.0001 par value, 79,748,857 pro forma shares outstanding at December 31, 2007	—	1,115	—
Minority interest	—	—	38

Total temporary equity and minority interest	—	1,115	38

Commitments and contingencies—see Note 21

(1)	Historical balances for periods prior to October 1, 2007 represent balances for Visa U.S.A. Inc., deemed the accounting acquirer in the business combination.

VISA INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Unaudited)

	December 31, 2007	Pro forma Stockholders’ Equity at December 31, 2007	September 30, 2007(1)
(in millions, except share and par value data)
Stockholders’ Equity and Accumulated Deficit
Preferred stock, $0.0001 par value, 25,000,000 shares authorized and none issued	—	—	—
Class A common stock, $0.0001 par value, 2,001,622,245,209 shares authorized and none issued actual, 406,000,000 shares issued and outstanding pro forma, $40,600 pro forma par value	—	—	—
Class B common stock, $0.0001 par value, 622,245,209 shares authorized and none issued actual, 267,262,264 shares issued and outstanding pro forma, $26,726 pro forma par value	—	—	—
Class C (series I) common stock, $0.0001 par value, 813,582,801 shares authorized and none issued actual, 139,943,830 shares issued and outstanding pro forma, $13,994 pro forma par value	—	—	—
Class C (series II) common stock, $0.0001 par value, 218,582,801 shares authorized and none issued actual and pro forma, $— pro forma par value	—	—	—
Class C (series III) common stock, $0.0001 par value, 64,000,000 shares authorized and none issued actual, 30,360,019 shares issued and outstanding pro forma, $3,036 pro forma par value	—	—	—
Class C (series IV) common stock, $0.0001 par value, 1,000,000 shares authorized and none issued actual, 549,587 shares issued and outstanding pro forma, $55 pro forma par value	—	—	—
Class USA common stock, $0.0001 par value, 622,245,209 shares authorized and 426,390,481 issued and outstanding actual, $42,639 par value, zero issued and outstanding pro forma	—	—	—
Class EU (series I) common stock, $0.0001 par value, 64,000,000 shares authorized and 62,213,201 issued and outstanding actual, $6,221 par value, zero issued and outstanding pro forma	—	—	—
Class EU (series II) common stock, $0.0001 par value, 38,582,801 shares authorized and 27,904,464 issued and outstanding actual, $2,790 par value, zero issued and outstanding pro forma	—	—	—
Class EU (series III) common stock, $0.0001 par value, 1,000,000 shares authorized and 549,587 issued and outstanding actual, $55 par value, zero issued and outstanding pro forma	—	—	—
Class Canada common stock, $0.0001 par value, 25,000,000 shares authorized and 22,034,685 issued and outstanding actual, $2,203 par value, zero issued and outstanding pro forma	—	—	—

See accompanying notes, which are an integral part of these unaudited consolidated financial statements

VISA INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Unaudited)

	December 31, 2007	Pro forma Stockholders’ Equity at December 31, 2007	September 30, 2007(1)
	(in millions, except share and par value data)
Class AP common stock, $0.0001 par value, 130,000,000 shares authorized and 119,100,481 issued and outstanding actual, $11,910 par value, zero issued and outstanding pro forma	—	—	—
Class LAC common stock, $0.0001 par value, 90,000,000 shares authorized and 80,137,915 issued and outstanding actual, $8,014 par value, zero issued and outstanding pro forma	—	—	—
Class CEMEA common stock, $0.0001 par value, 42,000,000 shares authorized and 36,749,698 issued and outstanding actual, $3,675 par value, zero issued and outstanding pro forma	—	—	—
Additional paid-in capital	16,785	19,816	—
Accumulated deficit	(69)	(69)	(501)
Accumulated other comprehensive income, net	—	—	—

Total stockholders’ equity and accumulated deficit	16,716	19,747	(501)

Total liabilities, temporary equity and minority interest, stockholders’ equity and accumulated deficit	$27,742	$33,250	$4,390

(1)	Historical balances for periods prior to October 1, 2007 represent balances for Visa U.S.A. Inc., deemed the accounting acquirer in the business combination.

See accompanying notes, which are an integral part of these unaudited consolidated financial statements

VISA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended December 31,
	2007	2006(1)
	(in millions except per share data)
Operating Revenues
Service fees	$732	$451
Data processing fees	492	331
Volume and support incentives	(250)	(97)
International transaction fees	381	106
Other revenues	133	54

Total operating revenues	1,488	845

Operating Expenses
Personnel	283	171
Network, EDP and communications	133	81
Advertising, marketing and promotion	210	114
Visa International fees	—	43
Professional and consulting fees	98	71
Administrative and other	78	54
Litigation provision	—	2

Total operating expenses	802	536

Operating income	686	309
Other (Expense) Income
Equity in earnings of unconsolidated affiliates	1	12
Interest expense	(45)	(20)
Investment income, net	41	22

Total other (expense) income	(3)	14

Income before income taxes and minority interest	683	323
Income tax expense	259	119

Income before minority interest	424	204
Minority interest	—	1

Net income	$424	$205

Basic and diluted net income per share (Note 16)(2)	$0.55
Basic and diluted weighted-average common stock outstanding(2)	775,080,512

(1)	Historical balances for periods prior to October 1, 2007 represent balances for Visa U.S.A., Inc., deemed the accounting acquirer in the business combination.
(2)	For the three months ended December 31, 2006, Visa U.S.A. was a non-stock corporation and therefore there was no comparable metric for net income per share and no common stock outstanding.

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income, Net	Total Accumulated Deficit and Stockholders’ Equity
	Shares	Amount
	(in millions, except share data)
Balance at September 30, 2007(1)				$(501)	$—	$(501)

Tax adjustment as a result of adoption of FIN 48				8		8
Net income				424		424
Other comprehensive income, net of tax					—	—

Comprehensive income						432
Issuance of class USA common stock	426,390,481	—	—	—	—	—
Issuance of class EU (series I) common stock	62,213,201	—	3,041	—	—	3,041
Issuance of class EU (series II) common stock	27,904,464	—	1,104	—	—	1,104
Issuance of class EU (series III) common stock	549,587	—	27	—	—	27
Issuance of class Canada common stock	22,034,685	—	1,077	—	—	1,077
Issuance of class AP common stock	119,100,481	—	5,822	—	—	5,822
Issuance of class LAC common stock	80,137,915	—	3,917	—	—	3,917
Issuance of class CEMEA common stock	36,749,698	—	1,797	—	—	1,797

Balance at December 31, 2007	775,080,512	$—	$16,785	$(69)	$—	$16,716

(1)	Historical balances for periods prior to October 1, 2007 represent balances for Visa U.S.A., Inc., deemed the accounting acquirer in the business combination.

See accompanying notes, which are an integral part of these unaudited consolidated financial statements

VISA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months Ended December 31,
	2007	2006(1)
	(in millions)
Net income	$424	$205
Other comprehensive income , net of tax:
Investment Securities, available-for-sale
Net unrealized gain (loss)	—	1
Income tax effect	—	—
Reclassification adjustment for net gain (loss) realized in net income	—	—
Income tax effect	—	—

Derivative Instruments
Net unrealized loss	(2)	—
Income tax effect	1	—
Reclassification adjustment for net loss realized in net income	2	—
Income tax effect	(1)	—
Foreign currency translation gain	—

Other comprehensive income, net of tax	—	1

Comprehensive income, net of tax	$424	$206

(1)	Historical balances for periods prior to October 1, 2007 represent balances for Visa U.S.A., Inc., deemed the accounting acquirer in the business combination.

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended December 31,
	2007	2006(1)
	(in millions)
Operating Activities
Net income	$424	$205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of facilities, equipment and software	62	29
Amortization of intangibles, investments, debt issuance costs, and accretion of member deposits	1	3
Asset impairment	—	1
Net realized loss on investment securities	2	—
Gain on sale of assets	(1)	—
Minority interest	—	(1)
Amortization of volume and support incentives	250	97
Accrued litigation and accretion	39	20
Equity in earnings of unconsolidated affiliates	(1)	(12)
Deferred income taxes	(9)	19
Change in operating assets and liabilities:
Accounts receivable	(29)	3
Settlement receivable	(567)	(15)
Volume and support incentives	(269)	(135)
Other assets	(27)	14
Accounts payable	(89)	(42)
Settlement payable	368	6
Accrued compensation and benefits	(166)	(56)
Accrued and other liabilities	198	77
Accrued litigation	(1)	—
Member deposits	(3)	(36)

Net cash provided by operating activities	182	177

Investing Activities
Investment securities, available-for-sale:
Purchases	(1,257)	(467)
Proceeds from sales and maturities	1,732	412
Non-Marketable securities	(160)	—
Cash acquired through reorganization	1,002	—
Contributions to joint ventures	—	(1)
Distributions from partnership investment	1	—
Purchases of property, equipment, and technology	(71)	(16)
Proceeds from sale of property, equipment, and technology	4	—

Net cash provided by (used in) investing activities	1,251	(72)

Financing Activities
Proceeds from short-term borrowing	2	—
Payments on short-term borrowing	(2)	—
Principal payments on debt	(9)	(8)
Principal payments on capital lease obligations	(1)	(1)

Net cash used in financing activities	(10)	(9)

Increase in cash and cash equivalents	1,423	96
Cash and cash equivalents at beginning of year	275	270

Cash and cash equivalents at end of year	$1,698	$366

Supplemental Disclosure of Cash Flow Information
Income taxes paid, net of refunds	$5	$5
Increase (decrease) in accounts payable and accrued and other liabilities related to purchases of property, equipment and technology, net	$2	$(12)
Interest payments on debt	$1	$1
Common stock issued in acquisitions	$16,785

(1)	Historical balances for periods prior to October 1, 2007 represent balances for Visa U.S.A., Inc., deemed the accounting acquirer in the business combination.

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

VISA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(unaudited)

(in millions, except as noted)

Note 1—Organization

Visa Inc. is a stock corporation incorporated under the laws of the state of Delaware, United States of America. Visa Inc. and its consolidated subsidiaries, including Visa U.S.A. Inc. (“Visa U.S.A.”), Visa International Service Association (“Visa International”), Visa Canada Inc. (“Visa Canada”) and Inovant LLC (“Inovant”) (hereafter referred to as the “Company”), operate the world’s largest retail electronic payments network. Visa Inc. facilitates global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. Visa Inc. provides financial institutions, its primary customers, with product platforms encompassing consumer credit, debit, prepaid and commercial payments. VisaNet, a secure, centralized, global processing platform, enables Visa Inc. to provide financial institutions and merchants with a wide range of product platform, transaction processing and related value added-services.

The Company does not issue cards, set fees, or determine the interest rates consumers will be charged on Visa-branded cards. The Company’s issuing customers have the independent responsibility to individually determine these and most other competitive card features. These functions are performed by the Company’s customer financial institutions in competition with one another.

Prior to the October 2007 Reorganization

Prior to the October 2007 reorganization, Visa operated as five corporate entities related by ownership and membership: Visa U.S.A., Visa International (comprising the operating regions of Asia Pacific (“AP”), Latin America and Caribbean (“LAC”), and Central and Eastern Europe, Middle East and Africa (“CEMEA”)), Visa Canada, Visa Europe Limited (“Visa Europe”) and Inovant, a majority owned subsidiary of Visa U.S.A., which operated the VisaNet transaction processing system and other related processing systems. Each of Visa U.S.A., Visa Canada, Visa Europe, Visa AP, Visa LAC and Visa CEMEA operated as a separate geographic region, serving its member financial institutions and administering Visa programs in its respective region.

October 2007 Reorganization

In order to respond to industry dynamics and enhance Visa’s ability to compete, in a series of integrated transactions occurring from October 1 to October 3, 2007, Visa undertook a reorganization, as more fully described in Note 3—The Reorganization, in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc. For financial accounting and reporting purposes, the Company has reflected the reorganization as a single transaction occurring on October 1, 2007 (the “reorganization date”), the date all contractual conditions to the closing, other than those of a perfunctory nature, were met. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned and governed by its European member financial institutions and entered into a set of contractual arrangements with the Company in connection with the reorganization. In the reorganization, the Company issued different classes and series of common stock reflecting the different rights and obligations of the Visa financial institution members and Visa Europe based on the geographic region in which they are located. In addition to common stock, the Company provided other consideration to Visa Europe, as more fully described in Note 4—Visa Europe, in exchange for its ownership interest in Visa International and Inovant.

At September 30, 2007, Visa U.S.A. held a 69% ownership interest in its consolidated subsidiary, Inovant, and an estimated 26% membership interest in Visa International. The remaining 31% ownership interest in Inovant was held by Visa International, Visa Canada and Visa Europe. The remaining estimated 74%

membership interest in Visa International was held by the financial institution members of the unincorporated regions (consisting of Visa AP, Visa LAC, and Visa CEMEA), Visa Europe and Visa Canada. The reorganization was accounted for using the purchase method of accounting under the guidelines of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, (“SFAS No. 141”) with Visa U.S.A. deemed to be the accounting acquirer of Visa Canada and the remaining ownership interest in Visa International and Inovant not previously held (the “acquired interests”). The net assets underlying the acquired interests were recorded at fair value at the reorganization date with the excess purchase price over this value attributed to goodwill.

The results of operations of Visa International and Visa Canada have been included in the consolidated statements of operations of the Company beginning October 1, 2007.

The Company has one operating and reportable segment, “Payment Services.” The Chief Executive Officer has been identified as the chief operating decision-maker. All of the Company’s business activities are similar and are interconnected. Resource allocation is based upon a functional organizational structure and is dependent upon enterprise wide profitability and key performance indicators. Accordingly, all significant operating decisions are based upon analyses of Visa as one operating and reportable segment.

Note 2—Summary of Significant Accounting Policies

Basis of presentation—The accompanying interim consolidated financial statements for the three months ended December 31, 2007 and 2006 are unaudited and are presented in accordance with accounting principles generally accepted in the United States of America. Certain information and footnote disclosures normally included in annual financial statements have been omitted, and accordingly these unaudited interim consolidated financial statements should be read in conjunction with the Visa Inc. Form 10-K for the year ended September 30, 2007.

Consolidated balance sheet information at September 30, 2007 and consolidated income statement information for the three months ended December 31, 2006 is that of Visa U.S.A., the accounting acquirer in the reorganization, as further described in Note 3—The Reorganization and are also presented in accordance with accounting principles generally accepted in the United States of America.

The accompanying unaudited interim consolidated financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the results for the interim period presented.

Revenues, expenses, assets, and liabilities can vary during each quarter of the year. Therefore, the results and trends in these unaudited interim consolidated financial statements may not be indicative of results for any other interim period or for the entire year.

Pro forma balance sheet—The pro forma balance sheet has been prepared assuming the successful completion on December 31, 2007 of this offering of 406 million shares of class A common stock at a price of $42.77 per share (the price set forth on the cover of this prospectus less underwriting discounts and commissions). After underwriter discounts and commissions, this reflects net proceeds of the offering to the Company of $17.4 billion. The pro forma balance sheet further reflects:

•	the conversion of regional shares to shares and series of class B common stock and class C common stock in the true up, as further described in Note 15—Stockholders’ Equity;

•	the redemption of 133 million shares of class B common stock and 144 million shares of class C (series I) common stock also on December 31, 2007 for an aggregate redemption price of $11.9 billion;

•

the Company’s obligation to redeem 32 million shares of class C (series III) common stock in October 2008 for an aggregate redemption price of $1.4 billion which the Company intends to classify as a liability in the consolidated balance sheet immediately following the closing of this offering;

•

the Company’s anticipated redemption of all class C (series II) common stock for an aggregate redemption price of $1.146 billion in October 2008 (subject to reduction for dividends and other adjustments) which the Company intends to classify, at its then fair value, as temporary or mezzanine level equity in the consolidated balance sheet immediately following the closing of this offering; and

•	the deposit of $3.0 billion into an escrow account from which settlements of, or judgments in, the covered litigation will be payable.

The redemptions of class B and class C (series I) common stock and the reclassification of the class C (series III) common stock reflects an aggregate redemption price of $42.77 per share based on the offering price of class A common shares of $44.00 per share in this offering, the price set forth on the cover of this prospectus.

Pro forma cash and cash equivalents at December 31, 2007 is calculated as follows:

Opening pro forma balance	$1,698
Plus: Offering proceeds	17,364
Less: Initial redemption of class B and C (series I) common stock	(11,856)
Less: Escrow reclassed to restricted	(3,000)

Ending pro forma balance	$4,206

Pro forma earnings per share—For periods subsequent to the completion of this offering, the Company will present earnings per share using the two-class method under the guidelines of SFAS No. 128 “Earnings Per Share” to reflect the different rights of outstanding shares.

Under the guidelines of SFAS No. 128, the total weighted average number of shares outstanding for the period is used in the calculation of basic earnings per share presented for each class and series of common stock. The total weighted average number of shares for the period used in the calculation of fully diluted earnings per share also includes all potentially dilutive shares applicable to each class and series of common stock. In the calculation of diluted earnings per share applicable to class A common stock, potentially dilutive shares will include the number of shares of class A common stock issuable upon conversion of the class B and class C common stock based on the conversion rate in effect for the period.

For periods subsequent to the completion of this offering, net income available to each class and series of common stock in the calculation of earnings per share will be as follows:

Class A and class C (series I, III and IV)—Income available to these shares is reduced by the amount of accretion recorded on the class C (series II) common stock (as described below) and the income attributable to the class C (series III) shares held by Visa Europe that are subject to redemption (the “class C (series III) redemption shares”) in the period presented.

Class B—Income available to these shares is reduced by the amount of accretion recorded on the class C (series II) common stock (as described below) and the income attributable to the class C (series III) redemption shares in the period presented. The class B common stock participates in the remaining income available to common stockholders on an as-converted basis.

Class C (series II) common stock—Income available to these shares is limited to the accretion recorded through retained earnings on this common stock in the period presented.

For the class A common stock diluted earnings per share calculation, net income available to class A common stock will include the allocated class C (series I, III and IV) common stock and class B common stock earnings described above.

Applying the same assumptions used in the preparation of the pro forma balance sheet, as detailed above, the following table sets forth, on a pro forma basis, (i) the number of shares of common stock that would be used in the calculation of earnings per share under the guidelines of SFAS No. 128 and (ii) the number of shares of class A common stock issuable upon conversion of the class B and class C common stock:

Class of Common Stock	Pro Forma Shares Outstanding Upon Reorganization and Offering	Pro Forma Class A Common Stock Outstanding or Issuable Upon Conversion of the Class B and Class C Common Stock(1)
Class A	406,000,000	406,000,000
Class B	267,262,264	197,116,361
Class C (series I, III and IV)	170,853,436	170,853,436
Class C (series II)	79,748,857	—

Total	923,864,557	773,969,797

(1)	Amount excludes 1,292,205 shares of restricted stock and 619,258 restricted stock units that we intend to grant upon the pricing of this offering to certain of our directors and employees.

Assuming that this offering and the related redemptions, reclassifications and the establishment of the escrow, as detailed above, occurred on October 1, 2007, pro forma earnings per share for the quarter ended December 31, 2007 would be calculated as follows:

(in millions except per share data)
Net income for the quarter ended December 31, 2007	$424
Less: Accretion of class C (series II) common stock(1)	(11)
Less: Amount allocated to participating class C (series III) redemption shares held by Visa Europe(2)	(16)

Total pro forma net income available to common stockholders	397
Pro forma net income available to common stockholders:
Class A and class C (series I, III and IV) common stock	296
Class B common stock	101
Class C (series II) common stock(3)	—
Pro forma basic earnings per share—two-class method:
Class A and class C (series I, III and IV) common stock	0.51
Class B common stock	0.38
Class C (series II) common stock(3)	0.13
Pro forma diluted earnings per share—two-class method:(4)
Class A common stock(5)	0.51
Class B common stock	0.38
Class C (series I, III and IV) common stock	0.51
Class C (series II) common stock	0.13

(1)

Upon the closing of this offering, the Company intends to classify all class C (series II) common stock at its then fair value as temporary or mezzanine level equity in the consolidated balance sheet. Additionally, over the period from the closing of this offering to on or about October 10, 2008, the Company will accrete this stock to its redemption price through retained earnings. The Company estimates that the total amount of accretion will be approximately $42 million, which represents the difference between its initial fair value and its redemption price assuming no dividends or other applicable adjustments. This amount of accretion reduces income available to common stockholders in the calculation of earnings per share. The amount reflected above represents one quarter of the total anticipated accretion expected to be recognized.

(2)

Upon the closing of this offering, the Company intends to classify the class C (series III) redemption shares as a liability, at their redemption value, on the consolidated balance sheet. From the date of reclassification, these shares will be excluded from the weighted average number of shares outstanding in the calculation of basic and diluted earnings per share. However, until redeemed, the class C (series III) redemption shares will continue to share ratably in any dividends or distributions paid on common stock. Therefore, in the calculation of basic and diluted earnings per share, the class C (series III) redemption shares will be treated as participating in the allocation of net income and will proportionately reduce net income available to all remaining common stockholders.

(3)

The aggregate redemption price of the class C (series II) common stock is reduced by the aggregate amount of any dividends and other distributions declared and paid. Therefore, for the purposes of calculating pro forma earnings per share, under SFAS No. 128, class C (series II) common stockholders are deemed not to participate in any distribution of pro forma net income available to other common stockholders.

(4)	Amount excludes 1,292,205 shares of restricted stock and 619,258 restricted stock units that we intend to grant upon the pricing of this offering to certain of our directors and employees.
(5)

Pro forma diluted earnings per share applicable to class A common stock is calculated by dividing total pro forma net income available to common stockholders by 773,969,797, the total number of class A common stock outstanding upon conversion of the class B and C common stock based on the conversion rates in effect for the period.

Principles of consolidation—The Company consolidates all entities that are controlled by ownership of a majority voting interest as well as variable interest entities for which the Company is the primary beneficiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Reclassifications—Certain reclassifications, not affecting net income, have been made to prior period information to conform to the current period presentation format.

Use of estimates—The preparation of the accompanying unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheets. Such estimates include purchase consideration, valuation of goodwill and intangible assets, valuation of the Visa Europe put option, legal contingencies, guarantees and indemnifications, and assumptions used in the calculation of income taxes, among others. These estimates and assumptions are based on management’s best estimates and judgment. Actual results could differ from these estimates.

Cash and cash equivalents—Cash and cash equivalents include cash and certain highly liquid investments with original maturities of ninety days or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value.

Investments—Investments in marketable securities are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments with original maturities greater than ninety days and with maturities less than one year from the balance sheet date are considered current assets. Investments with maturities greater than one year from the balance sheet date are considered non-current assets.

The Company classifies its debt and marketable equity securities as available-for-sale to meet investment objectives such as liquidity management and to promote business and strategic objectives. These securities are recorded at cost at the time of purchase and are carried at fair value, based on current market or broker quotations. Unrealized gains and losses are reported in accumulated other comprehensive income on the consolidated balance sheets. The Company does not engage in investment trading activities.

The Company evaluates its investments for other-than-temporary impairment on an ongoing basis. A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a new cost basis for the security which is equivalent to its fair value. In evaluating other-than-

temporary impairment, the Company considers the length of time and extent to which fair value has been less than cost, the Company’s intent and ability to hold the investment until recovery, and other relevant factors such as management’s judgment about the issuer’s financial condition and the Company’s investment horizon.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield and decrease or increase the carrying amount of the investment. Premiums and discounts are included in investment income, net on the Company’s consolidated statements of operations. Dividend and interest income are recognized when earned and are included in investment income, net on the Company’s consolidated statements of operations.

The Company uses the equity method of accounting for investments in other entities when it holds between 20% and 50% ownership in the entity or when it exercises significant influence. Under the equity method, the Company’s share of each entity’s profit or loss is reflected currently in the Company’s consolidated statements of operations rather than when realized through dividends or distributions. The equity method of accounting is also utilized for flow-through entities such as limited partnerships and limited liability companies when the investment ownership percentage is equal to or greater than 5% of outstanding ownership interests, regardless of whether the Company has significant influence over the investees.

The Company accounts for investments in entities under the historical cost method of accounting when it holds less than 20% ownership in the entity or for flow-through entities when the investment ownership is less than 5%, and the Company does not exercise significant influence. These investments consist of equity holdings in non-public companies and are recorded in other assets on the consolidated balance sheets.

The Company regularly reviews investments accounted for under the cost and equity methods for possible impairment. The Company estimates the fair value of these investments if there have been events or changes in circumstance that may have had a significant adverse effect on the fair value of these investments. The fair value estimate typically includes an analysis of the facts and circumstances influencing the investment, expectations of the entity’s cash flows and capital needs, and the viability of its business model.

Settlement receivable and payable—The Company operates systems for clearing and settling customer payment transactions. Net settlements are generally cleared within one to two business days, resulting in amounts due to and from financial institution customers. These settlement receivables and payables are stated at cost and are presented on a gross basis on the consolidated balance sheets.

Financial instruments—The Company considers cash and cash equivalents, short-term investments, long-term investments, accounts receivable, short-term debt, notes payable, settlement guarantees, the Visa Europe put option, and settlement receivable and payable to be financial instruments. Except as described in Note 11—Debt, the estimated fair value of such instruments at December 31, 2007 and September 30, 2007 approximate their carrying values as reported on the Company’s consolidated balance sheets.

Prepaid assets—The Company records prepayment of goods and services in prepaid expenses and other current assets on the Company’s consolidated balance sheets. The Company expenses these amounts as used or ratably to the consolidated statements of operations over the period of benefit.

Customer collateral—The Company holds cash deposits and other noncash assets from certain customers in order to ensure their performance of settlement obligations arising from credit, debit and travelers cheque product clearings. The cash collateral assets are restricted and fully offset by corresponding liabilities and both balances are presented on the consolidated balance sheets. Noncash collateral assets are held on behalf of the Company by a third party and are not recorded on the Company’s consolidated balance sheets.

Property, equipment, and technology, net—Property, equipment, and technology, net are recorded at historical cost and are depreciated or amortized on a straight-line basis over their estimated useful lives, which range from two to forty years, except for land and construction-in-progress, which are not depreciated.

The estimated useful lives of the respective classes of assets are as follows:

Buildings	40 years
Building improvements	3 to 40 years
Leasehold improvements	Shorter of the useful life of the asset or the lease term
Furniture, fixtures and equipment	2 to 7 years
Technology	3 to 7 years

Technology includes both purchased and internally developed software. Internally developed software represents software primarily utilized by the VisaNet electronic payment network. The costs of internally developed software are recorded in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, internal and external costs incurred during the preliminary project stage are expensed as incurred. Qualifying costs incurred during the application development stage, as defined, are capitalized. Once the project is substantially complete and ready for its intended use these costs are amortized on a straight line basis over the technology’s estimated useful life.

Fully depreciated assets are retained in property, equipment, and technology, net, until removed from service. Costs for maintenance and repairs are charged to expense as incurred. Major improvements that increase functionality of the asset are capitalized and depreciated over the asset’s remaining useful life.

Impairment of long-lived assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows.

Intangible assets—The Company initially records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Intangible assets with finite useful lives are amortized on a straight-line basis. Assets with indefinite useful lives are not amortized but are evaluated for impairment at least annually to confirm that events and circumstances continue to support an indefinite useful life.

Intangible assets consist of the following:

Useful Life
Tradename	Indefinite life
Customer relationships	Indefinite life
Visa Europe franchise right	Indefinite life

The Company is in the process of evaluating the application of the provision of Emerging issues Task Force (“EITF”) issue No. 02-7. “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,” in determining whether indefinite-lived intangible assets should be aggregated for impairment testing purposes. Impairment exists if the fair value of the indefinite-lived intangible asset is less than the carrying value. If the fair value exceeds the carrying value, no impairment exists. The Company expects to perform its annual impairment test in the fourth quarter of fiscal 2008.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination and is accounted for in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is not amortized but is evaluated for impairment at the reporting unit level annually or whenever events and circumstances indicate that impairment may exist. Goodwill is reviewed for impairment utilizing a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the fair value exceeds carrying value, no impairment exists and the second step is not performed. If the fair value is less than the carrying value, there is an indication that impairment may exist and the second step is performed in order to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The Company expects to perform its annual impairment test in the fourth quarter of fiscal 2008.

Volume and support incentives—The Company enters into incentive agreements with financial institution customers, merchants, and other business partners designed to build payments volume and to increase product acceptance. The Company capitalizes certain incentive payments under these agreements related to signing or renewing long-term contracts in instances where the Company receives a performance commitment, from the financial institution customer, to generate a substantial portion of its credit and debit card payments volume on Visa branded products for an agreed upon period of time. Incentives are accrued based on management’s estimate of the customers’ performance according to the provisions in the related agreements. These accruals are regularly reviewed and estimates of performance are adjusted as appropriate. Capitalized amounts and the Company’s estimated obligations under these agreements are amortized as a reduction of operating revenue in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”), over the period of benefit.

Accrued litigation—The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, “Accounting for Contingencies.” These judgments are subjective based on the status of legal or regulatory proceedings, the merits of the Company’s defenses and consultation with corporate and external legal counsel. The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Litigation contingencies are reviewed on an ongoing basis to confirm that the appropriate liability has been recorded on the Company’s consolidated balance sheets. The actual outcomes of related legal proceedings may materially differ from the Company’s judgment.

Accrued litigation associated with obligations to be paid over periods longer than one year is accounted for using the present value of actual and estimable future payment obligations, discounted at the estimated rate of sources of credit that could be used to finance the payment of such obligations with similar terms. The current portion of accrued litigation represents the present value of payments to be made over the next year. See Note 23—Legal Matters.

The Company expenses legal costs as incurred.

Revenue Recognition—The Company’s revenue is comprised principally of service fees, data processing fees, international transaction fees and other revenues, reduced by costs incurred under volume and support incentives. The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition” (SAB 104), and Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). Revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured.

Service fees predominantly represent payments by customers with respect to their card programs carrying marks of the Visa brand. Service fees are based principally upon spending on Visa-branded cards for goods and services as reported on financial institution customers’ quarterly operating certificates. Current quarter service fees are assessed and recognized ratably over the quarter using a calculation of pricing applied to prior quarter payments volumes. Also included in service fees are acceptance fees which are designed to support ongoing acceptance and volume growth initiatives.

Data processing fees represent user fees for authorization, clearing, settlement, transaction processing services and other maintenance and support services that facilitate transaction and information processing among the Company’s customers globally and Visa Europe. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

International transaction fees are assessed to customers on cardholder transactions where the cardholder’s issuer country is different from the merchant’s acquirer country. The fees from these cross-border transactions are recognized as revenue in the same period the related transactions occur or services are rendered.

Other revenues include fees earned from Visa Europe in connection with the Visa Europe Framework Agreement (see Note 4—Visa Europe), optional card enhancements, such as extended cardholder protection and concierge services, cardholder services, revenues from customers for certain regional development programs and other services provided to customers. Other revenues are recognized in the same period the related transactions occur or services are rendered.

Advertising—The Company expenses costs for the production of advertising as incurred. The cost of media advertising is expensed when the advertising takes place. Total advertising costs, included in advertising, marketing, and promotion on the consolidated statements of operations, were $124 million and $76 million for the three months ended December 31, 2007 and 2006, respectively.

Operating leases—The Company evaluates the impact of rent escalation clauses and lease incentives, including rent abatements and tenant improvement allowances included in its operating leases. Rent escalation clauses and lease incentives are considered in determining total rent expense to be recognized during the term of the lease, which begins on the date the Company takes control of the leased space. Rent expense related to lease agreements which contain escalation clauses are recorded on a straight-line basis. Renewal options are considered by evaluating the overall term of the lease.

Income taxes—The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”) and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). SFAS 109 prescribes two components of income tax expense: current and deferred. Current income tax expense represents taxes to be paid or refunded for the current period. Deferred income taxes are determined using the balance sheet method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portions that are not expected to be realized based on the level of historical taxable income, projections of future taxable income over the periods in which the temporary differences are deductible, and allowable tax planning strategies. At October 1, 2007, the Company adjusted its deferred tax assets and liabilities as a result of recording the fair value of the acquired assets and assumed liabilities of Visa International, Visa Canada and Inovant. Deferred tax assets and deferred tax liabilities will be adjusted during the remainder of fiscal 2008 to reflect the tax impact of discrete events or transactions, if any.

Where interpretation of the tax law may be uncertain, the Company recognizes, measures, and discloses income tax uncertainties in accordance with FIN 48.

The Company files a consolidated federal income tax return and, in certain states, combined state tax returns. Foreign taxes paid are generally deducted to reduce federal income taxes payable.

Pension and postretirement plans—The Company accounts for its defined benefit pension and postretirement plans in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

The plans are actuarially evaluated, which includes the use of several assumptions. Critical assumptions for qualified pension plans include the discount rate and the expected rate of return on plan assets (for qualified pension plans), which are important elements of expense and/or liability measurement. Other assumptions involve demographic factors such as retirement, mortality, turnover and the rate of compensation increases. The Company evaluates assumptions annually and modifies the assumptions as appropriate.

The Company uses a discount rate to determine the present value of its future benefit obligations. The discount rate is based on matching the duration of other corporate bond pools to the expected benefit payment stream.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. Any difference between actual and expected plan experience, including asset return experience in excess of the 10% corridor around the larger of assets or liabilities, is recognized in the net periodic pension calculation over the expected average employee future service, approximately 9 years for United States plans and approximately 14 years for United Kingdom plans. The gains and losses of certain smaller nonqualified pension plans are recognized immediately in the year in which they occur.

The Company immediately recognizes a net settlement loss for previously unrecognized losses when it makes substantial excess pension plan payments. For additional information about our pension plans, refer to Note 12—Pension, Postretirement and Other Benefits.

Foreign currency translation—The Company’s functional currency is the U.S. dollar for each of its foreign operations except Canada.

Transactions denominated in currencies other than the U.S. dollar are converted to U.S. dollars at the exchange rate on the transaction date. Monetary assets and liabilities denominated in non-U.S. currencies are remeasured to U.S. dollars using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in non-U.S. currencies are maintained at historical U.S. dollar exchange rates.

The functional currency in Canada is the Canadian dollar. Translation from the Canadian dollar to U.S. dollar is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. Resulting translation adjustments are reported as a component of accumulated other comprehensive income on the consolidated balance sheets.

Guarantees and indemnifications—The Company accounts for guarantees and indemnifications in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which requires that an obligation be recorded if estimable, regardless of the probability of occurrence. The Company indemnifies issuing and acquiring customers from settlement losses suffered by the failure of any other customer to honor drafts, travelers cheques, or other instruments processed in accordance with Visa’s operating regulations. The estimated fair value of the liability for settlement indemnification is included in accrued liabilities on the consolidated balance sheets and is described in Note 13—Settlement Guarantee Management. The Company also indemnifies Visa Europe for any claims arising out of the provision of services brought against Visa Europe by Visa Inc.’s customer financial institutions, as described in Note 21—Commitments and Contingencies.

Derivative financial instruments—The Company uses options and forward foreign exchange contracts to reduce its exposure to foreign currency rate changes on non-functional currency denominated forecasted operating expenses and operating revenues. Net recognized foreign currency assets and liabilities are economically hedged with forward foreign exchange contracts to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. The Company accounts for its derivative and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Derivatives are carried at fair value on the consolidated balance sheets. Gains and losses resulting from changes in fair value of derivative instruments are accounted for depending on whether they are designated and qualify for hedge accounting. Fair value represents the difference in the value of the contracts at the contractual rate and the value at current market rates, and generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments.

Recently adopted accounting standards— On October 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The impact of adopting FIN 48 on the consolidated balance sheet is described in Note 19—Income Taxes.

Note 3—The Reorganization

Description of the Reorganization

In a series of transactions from October 1 to October 3, 2007, Visa undertook a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc. and the retrospective responsibility plan was established (see Note 5—Retrospective Responsibility Plan). For financial accounting and reporting purposes, the Company has reflected the reorganization as a single transaction occurring on the reorganization date. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned and governed by its European member financial institutions and entered into a set of contractual arrangements with the Company in connection with the reorganization. In the reorganization, the Company issued different classes and series of common stock reflecting the different rights and obligations of the Visa financial institution members and Visa Europe based on the geographic region in which they are located. In addition to common stock, the Company provided other consideration, as more fully described in Note 4—Visa Europe, to Visa Europe in exchange for its ownership interest in Visa International and Inovant.

At September 30, 2007, Visa U.S.A. held a 69% ownership interest in its consolidated subsidiary, Inovant, and an estimated 26% membership interest in Visa International. The remaining 31% ownership interest in Inovant was held by Visa International, Visa Canada and Visa Europe. The remaining estimated 74% membership interest in Visa International was held by Visa Europe, Visa Canada and the financial institution members of Visa AP, Visa LAC, and Visa CEMEA.

The reorganization was accounted for using the purchase method of accounting under the guidelines of SFAS No. 141 with Visa U.S.A. deemed to be the accounting acquirer of the acquired interests. The net assets underlying the acquired interests were recorded at fair value at the reorganization date with the excess purchase price over this value attributed to goodwill.

At the time of the reorganization, the allocation of the Company’s common stock to each of Visa AP, Visa LAC, Visa CEMEA, Visa Canada (collectively the “acquired regions”) and Visa U.S.A. (collectively “the participating regions”) was based on each entity’s relative contribution to the Company’s projected net income estimated for fiscal 2008, after giving effect to negotiated adjustments. The allocation of Company common stock and other consideration conveyed to Visa Europe in exchange for its membership interest in Visa International and its ownership interest in Inovant was determined based on the fair value of each element exchanged in the reorganization. To effect the reorganization and in exchange for the interests held in Visa

U.S.A., Visa International, Visa Canada and Inovant, the Company authorized and issued to Visa Europe and the financial institution member groups of the participating regions the following shares of common stock (in whole numbers):

Regional Classes and Series of Common Stock	Shares Issued and Outstanding in the Reorganization
Class USA	426,390,481
Class EU (series I)	62,213,201
Class EU (series II)	27,904,464
Class EU (series III)	549,587
Class Canada	22,034,685
Class AP	119,100,481
Class LAC	80,137,915
Class CEMEA	36,749,698

775,080,512

True-Up of Purchase Consideration

Under the terms of the reorganization, subsequent to October 1, 2007, there will be a conversion of each regional class and series of common stock to class C common stock (except in the case of class USA common stock which will be converted into class B common stock) resulting in a reallocation of ownership among the participating regions (the “true-up”). See Note 15—Stockholders’ Equity regarding the conversion of the regional classes and series of common stock. The conversion rate will be based on each participating region’s relative under- or over-achievement of its net revenue targets during a measurement period consisting of the last four quarter period ending with (and including) the latest quarter for which financial statements are included in a registration statement declared effective in connection with the initial public offering of the Company’s class A common stock (the “initial public offering”). The shares held by Visa Europe are not subject to the true-up.

Under the guidelines of SFAS No. 141 to the extent the ownership interest of the Visa U.S.A. member group in the Company is reduced as a result of the true-up, with a corresponding increase in the collective ownership interest of the other stockholders, additional purchase consideration will be recorded resulting in an increase in goodwill.

Purchase Consideration

Total purchase consideration of approximately $17.3 billion was exchanged for the acquired interests. The consideration was comprised of the following:

in millions
Visa Inc. common stock	$16,785
Visa Europe put option	346
Liability under framework agreement	132

Total purchase consideration	$17,263

See Note 4—Visa Europe for more information related to the Visa Europe put option and the liability under framework agreement.

Visa Inc. Common Stock Issued in Exchange for the Acquired Regions

The value of the purchase consideration conveyed to each of the member groups of the acquired regions was determined by valuing the underlying businesses contributed by each, after giving effect to negotiated adjustments. The value of the purchase consideration, consisting of all outstanding shares of class Canada, class AP, class LAC and class CEMEA common stock, was measured at June 15, 2007 (the “measurement date”), the date on which all parties entered into the global restructuring agreement, and was determined to have a fair value of approximately $12.6 billion. The Company utilized two valuation methodologies to calculate the value of the contributed businesses, an analysis of comparable companies and a discounted cash flow analysis. Under the comparable company analysis, the Company evaluated publicly traded companies with similar industry, business model and financial profiles. The most comparable company identified and, therefore, the most significant input into this analysis was MasterCard Inc. Under the discounted cash flow analysis, the Company applied discount rates and terminal values to the projected cash flows of the acquired regions.

Visa Inc. Common Stock Issued to Visa Europe

Visa Europe remained a separate entity owned and governed by its European member banks. Under the terms of the reorganization, Visa Europe exchanged its membership interest in Visa International and Inovant for a put-call option agreement, a framework agreement (as described below) and the following consideration:

•

An 8.1% ownership interest in the form of all outstanding class EU (series I) and class EU (series III) common stock. The class EU (series I) and class EU (series III) common stock participate equally and have the same rights as the class AP, class LAC, class CEMEA, and class Canada common stock, except that it does not participate in the true-up. Therefore, the Company determined the fair value of this common stock to be approximately $3.1 billion at the measurement date based on the value of the common stock issued to the acquired regions in exchange for their historical membership interest in Visa International and ownership interest in Visa Canada.

•

A 3.6% ownership interest in the form of all outstanding class EU (series II) common stock. This stock is redeemable by Visa Inc. at any time after the later of an initial public offering or October 10, 2008 at a price of $1.146 billion adjusted for dividends and certain other adjustments. Visa Europe also has the option to require the Company to redeem the class C (series II) common stock at any time after the later of the consummation of an initial public offering or December 4, 2008. The Company determined the fair value of this common stock to be approximately $1.104 billion at the reorganization date by discounting the redemption price using a risk-free rate of 4.9% and a 95% probability of the successful completion of an initial public offering on or prior to October 10, 2008. Completion of an initial public offering will trigger the redemption feature of this stock (see Note 15—Stockholders’ Equity).

Visa Europe Put-Call Option Agreement

Under the put-call option agreement between the Company and Visa Europe, the Company has granted Visa Europe a put option under which the Company is required to purchase from its members all of the share capital of Visa Europe. This option is exercisable at any time after the earlier of the first anniversary of completion of an initial public offering or May 28, 2009. The Company is required to repurchase the shares of Visa Europe no later than 285 days after exercise of the put option. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies the 12-month forward price-to-earnings multiple applicable to the Company’s common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. At the date of reorganization and at December 31, 2007, the fair value of the put option was approximately $346 million. Refer to Note 4—Visa Europe for more information related to the Visa Europe put-call option agreement.

Liability Under Framework Agreement

The relationship between the Company and Visa Europe subsequent to the reorganization is governed by the framework agreement, which provides for trademark and technology licenses and bilateral services.

Visa Inc., Visa U.S.A., Visa International and Inovant, as licensors, granted Visa Europe exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology intellectual property owned by the licensors and certain affiliates within the Visa Europe region for use in the field of financial services, payments, related information technology and information processing services and participation in the Visa system. The Company determined that the base license fee (the “fee”), as adjusted in future periods based on the growth of the gross domestic product of the European Union, approximated fair value. The Company made this determination through an analysis of the fee rates implied by the economics of the licenses. The first and second fee reduction components, as more fully described in Note 4—Visa Europe, reduce this base fee by an amount and for a period of time dependent on the timing and results of the initial public offering. At October 1, 2007, the Company calculated its liability to provide these licenses at below fair value to be approximately $132 million, based on the Company’s initial filing on November 9, 2007, an assumed offering closing date of March 31, 2008 and the applicable three-month LIBOR rate at September 30, 2007 of 5.23%. Subsequent to October 1, 2007, the Company made adjustments to this calculation resulting in an increase of $2 million in the liability with a corresponding increase in goodwill. After the above adjustments to the calculation and the reduction for the related license fees earned and received from Visa Europe of $22 million in the three months ended December 31, 2007, the liability to provide these licenses at below fair value is approximately $103 million, and is recorded in accrued liabilities in the consolidated balance sheet at December 31, 2007. The assumptions used represent management’s best estimate of the future impact of these terms of the framework agreement. As management’s estimates of these terms are updated, the changes in the liability will be offset by a corresponding adjustment to goodwill within a twelve month period from the date of reorganization. Refer to Note 4—Visa Europe for more information related to the liability under the framework agreement.

Fair Value of Assets Acquired and Liabilities Assumed

Total purchase consideration has been allocated to the tangible and identifiable intangible assets and liabilities assumed underlying the acquired interests based on their fair value on the date of the reorganization. The excess of purchase consideration over the tangible and identifiable intangible assets and liabilities assumed was recorded as goodwill.

The following table summarizes the allocation of total purchase consideration to tangible and intangible assets acquired, liabilities assumed and goodwill:

in millions
Tangible assets and liabilities
Current assets	$1,733
Non-current assets	610
Property, equipment, and technology, net	512
Current liabilities	(1,194)
Non-current liabilities	(4,351)
Pension and post-retirement benefits	(45)
Long-term debt	(30)
Intangible assets
Tradename	2,564
Customer relationships	6,799
Visa Europe franchise right	1,520
Goodwill	9,145

Net assets acquired	$17,263

The following table reflects activity related to Goodwill from September 30, 2007 to December 31, 2007:

in millions
Balance at September 30, 2007	$—
Goodwill acquired	9,145
Deferred tax liability adjustments	(96)
Adjustment to liability under the framework agreement	2
Other tax adjustments	4

Balance at December 31, 2007	$9,055

Goodwill was adjusted during the three months ended December 31, 2007 related to the release of the deferred tax liability related to Visa U.S.A.’s historical equity ownership of Visa International adjustment to liability under the framework agreement and the adoption of FIN 48.

The purchased intangibles and goodwill are not deductible for tax purposes. Substantially all of the identifiable intangible assets have an indefinite life and accordingly are not subject to amortization. The Company has determined that all goodwill is attributable to its single reportable segment.

Pro Forma Results of Operations

The following Visa Inc. pro forma results of operations for the three months ended December 31, 2006, and fiscal 2007 and 2006 have been prepared to give effect to the reorganization described above assuming it occurred on October 1 of each fiscal year presented.

The pro forma results of operations are presented for illustrative purposes only and are not necessarily indicative of the results of operations that would have been obtained had these events actually occurred at the beginning of the periods presented, nor do they intend to be a projection of future results of operations. The pro forma results of operations have been prepared from the historical unaudited consolidated statements of operations for the three months ended December 31, 2006, and from the historical audited consolidated statements of operations for fiscal 2007 and 2006 of Visa U.S.A., Visa International and Visa Canada.

	Three Months Ended December 31, 2006	Fiscal
		2007	2006
	(unaudited)
	(in millions except share and net income (loss) per share data)
Operating Revenues
Service fees	$577	$2,582	$2,060
Data processing fees	377	1,659	1,411
Volume and support incentives	(136)	(714)	(890)
International transaction fees	247	1,193	911
Other revenues	108	473	410

Total operating revenues	1,173	5,193	3,902

Operating Expenses
Personnel	273	1,159	1,009
Network, EDP and communications	118	517	475
Advertising, marketing, and promotion	205	1,075	864
Professional and consulting fees	101	552	418
Administrative and other	81	353	410
Litigation provision	2	2,653	23

Total operating expenses	780	6,309	3,199

Operating income (loss)	393	(1,116)	703
Other Income (Expenses)
Interest expense, net	(23)	(97)	(104)
Investment income, net	40	197	136
Other, net	—	8	—

Total other income	17	108	32

Income (loss) before income taxes	410	(1,008)	735
Income tax expense (benefit)	161	(147)	282

Net income (loss)	$249	$(861)	$453

Basic and diluted income (loss) per share	$0.32	$(1.11)	$0.58
Shares used in basic and diluted income (loss) per share	775,080,512	775,080,512	775,080,512

California Special Deduction

The pro forma statements of operations presented above reflect the Company’s continuing eligibility to claim the special deduction afforded to companies that operate on a cooperative or mutual basis under California Revenue and Taxation Code §24405 (referred to hereafter as “the special deduction”). The State of California, where both Visa U.S.A. and Visa International are headquartered, historically has not taxed a substantial portion of the reported income of these companies on the basis that both operate on a cooperative or mutual basis and are therefore eligible for the special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International are generally only subject to California taxation on interest and investment income. Therefore, the majority of each company’s income has not historically been taxed in California.

Upon completion of an initial public offering and the consequent ownership by parties other than the Company’s financial institution customers, the Company will no longer be eligible to claim the special deduction and will be subject to California taxation as a traditional, for-profit business enterprise. Had ineligibility for the special deduction been reflected at the beginning of each period presented in the pro forma condensed combined statements of operations, the income tax expense would increase and net income would decrease by approximately $9 million for the three months ended December 31, 2006, while the Company’s income tax benefit would decrease and net loss would increase by approximately $31 million in fiscal 2007 and, income tax expense would increase and net income would decrease by approximately $16 million for fiscal 2006. The same ineligibility for the special deduction increased income tax expense and decreased net income by approximately $10 million on the statement of operations for the three months ended December 31, 2007.

Other Contingencies

The Company has not identified any material unrecorded pre-acquisition contingencies other than future adjustments to the liability under the framework agreement where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the one-year purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

Note 4—Visa Europe

As discussed in Note 1—Organization, Visa Europe remained a separate entity owned and governed by its European member banks after the reorganization. Under the terms of the reorganization, Visa Europe exchanged its ownership interest in Visa International and Inovant for the following consideration: (i) an 8.1% ownership interest in the form of class EU (series I) and class EU (series III) common stock (see Note 3—The Reorganization), (ii) a 3.6% ownership interest in the form of class EU (series II) common stock, (iii) a put-call option agreement, and (iv) a framework agreement.

Class EU (Series II) Common Stock and Class C (Series II) Common Stock

At the date of reorganization, Visa Europe received a 3.6% ownership interest in Visa Inc. in the form of class EU (series II) common stock. The class EU (series II) common stock will convert on a one-to-one basis into shares of class C (series II) common stock at the date of the true-up of purchase consideration. See Note 15—Stockholders’ Equity for a description of the true-up.

This stock is redeemable by Visa Inc. at any time after the later of an initial public offering or October 10, 2008 at a price of $1.146 billion adjusted for dividends and certain other adjustments. Visa Europe also has the option to require the Company to redeem the class C (series II) common stock at any time after the later of the consummation of an initial public offering or December 4, 2008.

Fair Value of Class C (Series II) Common Stock

The Company has determined the fair value of the class C (series II) common stock, which is the equivalent of class EU (series II common stock), to be $1.104 billion at October 1, 2007. The Company determined fair value by discounting the redemption price using a risk-free rate based on the probability and timing of the successful completion of an initial public offering and our intention to redeem these shares at October 10, 2008.

Visa Europe Put-Call Option Agreement

Visa Inc. and Visa Europe have entered into a put-call option agreement under which Visa Inc. granted Visa Europe a put option to require Visa Inc. to purchase from the Visa Europe members all of the issued shares of capital stock of Visa Europe. The put option may be exercised by Visa Europe at any time after the earlier of the first anniversary of an initial public offering or May 28, 2009. In addition, Visa Europe granted to Visa Inc. a call option under which the Company will be entitled to purchase all of the share capital of Visa Europe. The Company may exercise the call option, subject to certain conditions, at any time following certain triggering events, but in any event not before the closing of an initial public offering.

A triggering event will occur if: (A) there is a decline of 25% or greater in the number of merchants in the Visa Europe region that accept Visa-branded products and such rate of decline is at least twice as much as both: (i) the average rate of any decline in the number of merchants in the Visa Europe region that accept general purpose payment cards for the processing of payment transactions, and (ii) if the average rate of merchant acceptance of Visa-branded general purpose payment cards has declined outside of Visa Europe’s region, the average rate of any decline in the number of merchants outside Visa Europe that accept Visa-branded general purpose payment cards for the processing of payment transactions; (B) there is a decline of 45% or more in the number of automatic teller machines, or ATMs, within Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions, which we refer to as the ATM acceptance rate, where such decline in the ATM acceptance rate is at least twice: (i) the average rate of any decline in the number of ATMs within Visa Europe’s region that accept general purpose payment cards for the processing of credit and debit transactions; and (ii) if the average rate of ATM acceptance of Visa-branded general purpose payment cards is declining outside of Visa Europe’s region, the average rate of decline in the number of ATMs outside of Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions; and (C) Visa Europe has failed to deliver and implement a remediation plan within six months after the later to occur of the circumstances described above, or has implemented a remediation plan but the decline in the merchant acceptance rate and ATM acceptance rate has not been stopped prior to the date that is 12 months after the implementation of the remediation plan.

Put and Call Option Exercise Price

The price per share at which both the call option and the put option will be exercisable will be calculated by, first, multiplying (A) the sum of (i) the projected sustainable net operating income of Visa Europe and its affiliates for the 12 months starting with the beginning of the calendar quarter commencing immediately after the exercise of the relevant option, subject to certain additional adjustments to account for, among other things, assets not transferred to the Company pursuant to the relevant option (“sustainable net operating income”), (ii) an allocable portion of the fully phased-in cost synergies that would be achievable through the contribution of the operations of Visa Europe to the Company’s net operating income, on a pro forma basis, during the same twelve month period and (iii) $5 million (on a pre-tax basis), by (B) a fraction, the numerator of which is the Company’s average price per share on its primary listing exchange for the 30 trading days preceding the exercise of the relevant option and the denominator of which is the median estimate of its net income per share of common stock for the 12 months starting with the next calendar quarter immediately after the exercise of the call option or the put option, as applicable.

The resulting price per share will then be increased by the sum of (i) the fair market value of all shares of the Company’s common stock owned by Visa Europe or any of its affiliates that will be acquired by the Company upon the closing of the call option or the put option plus (ii) the aggregate amount of any surplus capital of Visa Europe, plus (iii) the aggregate exercise price actually received by Visa Europe on conversion or exchange of convertible or exchangeable securities, less the sum of (a) the estimated amount of one-time costs associated with achieving the allocated portion of cost synergies added to Visa Europe’s projected sustainable net operating income, plus (b) the aggregate amount of any indebtedness of Visa Europe to the extent incurred to generate surplus capital, dividends or other distributions to stockholders of Visa Europe, plus (c) without duplication, the aggregate amount of any contingent liabilities with respect to Visa Europe or the business and assets acquired by the Company. If the call option or the put option is settled on a date that is prior to the date that is three years after the consummation of an initial public offering, the Company will have the option to deliver the option exercise price entirely in cash or a portion in cash and a portion in class A common stock up to a specified percentage that is tied to a formula based on the percentage of class C common stock originally received by all holders of class C common stock other than Visa Europe which will have been redeemed by the Company or which will have become freely transferable without restriction.

Visa Europe in its sole discretion may determine to include or exclude some or all of its non-core Visa assets in the put option or the call option as the case may be. Visa Europe has agreed that it will not, prior to an exercise of the put option or the call option, conduct an initial public offering of any capital stock of Visa Europe unless the Visa Europe business of authorizing, clearing and settling payments transactions branded under the Visa tradename and those rights, assets, operations and properties that are solely used in or solely related to conducting the foregoing business would be transferred back to Visa Inc. or a subsidiary thereof prior to the exercise of the put option or the call option, as the case may be.

Fair Value of the Put and Call Options

The Company determined the fair value of the put option, approximately $346 million at December 31, 2007 and October 1, 2007, using probability-weighted models designed to estimate the Company’s liability assuming various possible exercise decisions that Visa Europe could make under different economic conditions in the future, including the possibility that Visa Europe will never exercise its option. This liability is carried at fair value in Other Liabilities on the Company’s consolidated balance sheet with changes in fair value included in the Company’s statement of operations similar to the treatment required by SFAS No. 133 and reclassified as a short-term liability when it becomes payable within a year. The key assumptions used in these models are dictated by the various elements of the put option strike price calculation and the Company’s estimation of the fair value of Visa Europe at the assumed date of exercise.

Significant key inputs used in the determination of the fair value of the put option include the estimated probability of exercise and various assumptions used in the estimation of the Company’s obligation in the event of exercise. These include the estimated differential between the 12-month forward price-to-earnings multiple applicable to the Company’s common stock and that applicable to Visa Europe on a stand alone basis at the time of exercise and the estimated growth of Visa Europe’s sustainable net operating income. These key inputs are unobservable.

The Company determined that the call option contained in the put-call option agreement has nominal value at December 31, 2007 as the conditions under which it is exercisable are deemed remote.

The Framework Agreement

The relationship between Visa Inc. and Visa Europe is governed by a framework agreement, which provides for trademark and technology licenses and bilateral services.

Trademark and Technology Licenses

Visa Inc., Visa U.S.A., Visa International and Inovant, as the licensors, granted to Visa Europe exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology intellectual property owned by the licensors and certain affiliates within the Visa Europe region for use in the field of financial services, payments, related information technology and information processing services and participation in the Visa system. Visa Europe may sublicense the Visa trademarks and technology intellectual property to its members and other sublicensees, such as processors, for use within Visa Europe’s region and, in certain limited circumstances, outside the Visa Europe region.

First Fee Reduction Component

From the period October 1, 2007 through November 8, 2007, the fee payable for the licenses is $6 million per quarter. Thereafter until the later of: (i) the date Visa Inc. shares commence trading on an internationally recognized securities exchange; and (ii) October 5, 2008, the fee payable for the licenses will be approximately $143 million per year, payable quarterly, which is referred to as the quarterly base fee, reduced by an amount equal to $1.146 billion multiplied by the three-month LIBOR rate plus 100 to 200 basis points (the “LIBOR rate”). Thereafter, the fee payable for the licenses will be the quarterly base fee. Beginning November 9, 2010, this fee will be increased annually based on the annual growth of the gross domestic product of the European Union.

Second Fee Reduction Component

The quarterly base fee will be reduced between the closing date of an initial public offering and October 5, 2008 by an amount equal to the product of the following: (i) Visa Inc.’s initial public offering price per share net of any underwriting discounts and commissions (“net initial public offering price”); (ii) the number of shares of Visa Inc. held by Visa Europe (other than class C (series II) common stock) that would have been redeemed immediately, but for provisions that delay the redemption of shares held by Visa Europe until one year following the date of the reorganization; and (iii) the LIBOR rate.

The Company determined through an analysis of the fee rates implied by the economics of the agreement that the quarterly base fee, as adjusted in future periods based on the growth of the gross domestic product of the European Union, approximates fair value. As a result of the first and second fee reduction components, the trademark and technology license agreement represents a contract that is below fair value.

Calculation of Liability under the Framework Agreement

At October 1, 2007, the Company recorded a liability of approximately $132 million, consisting of $113 million recorded in accrued liabilities and $19 million recorded in other long-term liabilities, to reflect the Company’s obligation to provide this license at below fair value. Subsequent to October 1, 2007, the Company made minor adjustments to the calculation method resulting in an increase of $2 million in the liability with a corresponding increase in goodwill. During the three months ended December 31, 2007, the first fee reduction component reduced the liability under the framework agreement by $22 million with corresponding recognition of other revenue.

The application of the LIBOR rate in determining the first and second fee reduction components represents a variable interest element embedded within the framework agreement, which the Company has treated as an embedded derivative with changes in fair value reflected in Visa Inc.’s statement of operations under the guidelines of SFAS No. 133. The application of the December 31, 2007 LIBOR rate of 4.70% to the calculation of the remaining liability under the framework agreement resulted in a further reduction of the liability of $9 million, with corresponding recognition in the statement of operations.

As a result of the above, the liability under the framework agreement totals $103 million at December 31, 2007 and is recorded in accrued liabilities. This liability consists of approximately $55 million and $48 million related to the estimated future impact of the first and second fee components, respectively. These estimates were calculated based on the Company’s initial filing on November 9, 2007, an assumed offering closing date of March 31, 2008 and the applicable three-month LIBOR rate at December 31, 2007 of 4.70%. These assumptions represent management’s best estimate of the future impact of these terms of the framework agreement.

Other Obligations under Trademark and Technology Licenses

Visa Europe must comply with certain agreed upon global rules governing the use and interoperability of the Visa trademarks and interoperability of Visa Inc.’s systems with the systems of Visa Europe. In addition, the parties will guarantee the obligations of their respective customers and members to settle transactions between such customers and members, service global customers, participate in certain global sponsorships, manage certain global programs, establish rules for servicing global merchants, ensure that their customers and members require acceptance of globally accepted cards, maintain adequate capital levels to support their ongoing business operations and establish and comply with rules relating to the operation of the Visa enterprise. The Company will indemnify Visa Europe for any claims arising from activities within the field brought outside Visa Europe’s region and Visa Europe will indemnify Visa Inc. for any claims arising from activities within the field brought within Visa Europe’s region. The Company has not recorded liabilities associated with these obligations as the fair value of such obligations was determined to be nominal at October 1, 2007.

Bilateral Services

Visa Inc. and Visa Europe provide each other with transitional and ongoing services similar to those services previously provided among Visa U.S.A., Visa International, Inovant, Visa Canada and Visa Europe. Visa Inc. provides Visa Europe, on an ongoing basis, with authorization services for cross-border transactions involving Visa Europe’s region and the rest of the world, as well as clearing and settlement system services between Visa Europe’s region and the rest of the world. Until Visa Europe’s regional clearing and settlement system is deployed, Visa Inc. also provides clearing and settlement system services within Visa Europe’s region. In addition, the parties share foreign exchange revenues related to currency conversion for transactions involving European cardholders as well as other cross-border transactions that take place in Visa Europe’s region until Visa Europe’s regional clearing and settlement system is deployed, at which time this arrangement will cease. The parties also use each others’ switching and processing services.

Visa Europe indemnifies Visa Inc. for any claims arising out of the provision of the services brought by Visa Europe’s member banks against Visa Inc., while Visa Inc. indemnifies Visa Europe for any claims arising out of the provision of the services brought against Visa Europe by Visa Inc.’s customer financial institutions.

The Company has determined that no material value was exchanged in the bilateral services agreement above or below fair value as a result of agreeing to receive or perform services at specified rates. The Company made this determination by comparing the pricing specified in the agreement to those routinely charged by comparable third party service providers. As a result, the Company has not recorded an asset or liability to reflect an obligation to provide or receive services at above or below fair value.

Note 5—Retrospective Responsibility Plan

As part of the reorganization, the Company entered into several related mechanisms, including a series of agreements designed to address potential liability under certain litigation referred to as the “covered litigation.” These mechanisms are referred to as the retrospective responsibility plan and consist of an escrow agreement, a loss sharing agreement, an interchange judgment sharing agreement, the conversion feature of the Company’s shares of class B common stock and the indemnification obligations of the Visa U.S.A. members pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements. See Note 23—Legal Matters for additional discussion of the covered litigation.

Under the escrow agreement, upon the completion of an initial public offering of Visa Inc. common stock, the Company will deposit a portion of the proceeds of the offering in an amount determined by the litigation committee in an escrow account from which settlements of, or judgments in, the covered litigation will be paid. The litigation committee has been established pursuant to a litigation management agreement among Visa Inc., Visa U.S.A., Visa International, and the members of the litigation committee, all of whom are affiliated with, or act for, certain Visa U.S.A. members. The litigation committee: (i) will determine the amount of the proceeds of an initial public offering to be deposited in an escrow account; (ii) may request the issuance of a follow-on offering of class A common stock to increase the size of the escrow account, subject to Visa Inc.’s right to delay the filing or effectiveness of a registration statement under certain circumstances; and (iii) may recommend or refer the cash payment portion of a proposed settlement of any covered litigation to the Visa U.S.A. board of directors.

Visa Inc. has entered into a loss sharing agreement with Visa U.S.A., Visa International and certain Visa U.S.A. members. The loss sharing agreement provides for the indemnification of Visa U.S.A., Visa International and, in certain circumstances, Visa Inc. with respect to: (i) the amount of a final judgment paid by Visa U.S.A. or Visa International in the covered litigation after the operation of the interchange judgment sharing agreement, plus any amounts reimbursable to the interchange judgment sharing agreement signatories; or (ii) the damages portion of a settlement of a covered litigation that is approved as required under Visa U.S.A.’s certificate of incorporation by the vote of Visa U.S.A.’s members. The several obligation of each bank that is a party to the loss sharing agreement will equal the amount of any final judgment enforceable against Visa U.S.A., Visa International or any other signatory to the interchange judgment sharing agreement, or the amount of any approved settlement of a covered litigation, multiplied by such bank’s then-current membership proportion as calculated in accordance with Visa U.S.A.’s certificate of incorporation. Subject to certain exceptions, the loss sharing agreement will be suspended if an initial public offering is not consummated by May 28, 2008 but will be reinstated upon consummation of such offering.

Visa U.S.A. and Visa International also entered into an interchange judgment sharing agreement with certain Visa U.S.A. members that have been named as defendants in the interchange litigation. Under this judgment sharing agreement, the Visa U.S.A. members that are signatories will pay their membership proportion of the amount of a final judgment not allocated to the conduct of MasterCard.

Visa Inc., Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. Under the settlement agreement, American Express will receive maximum payment of $2.25 billion, including up to $2.07 billion from the Company and $185 million from five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from the Company. Beginning March 31, 2008, the Company will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion. The present value of total future payments, discounted at 4.72%, or $1.9 billion, was included in litigation provision in the Company’s consolidated statements of operations during fiscal 2007 and is included in current and long-term accrued litigation on the Company’s consolidated balance sheets at December 31, 2007 and September 30, 2007. The Company recorded $23 million in accretion on this obligation, included in interest expense on the Company’s consolidated statements of operations for the three months ended December 31, 2007. Visa Inc. intends to fund its payment obligations under the American Express settlement with amounts in the escrow account, in accordance with the terms of the retrospective responsibility plan.

To the extent that amounts available under the escrow arrangement and agreements in the retrospective responsibility plan are insufficient to fully resolve the covered litigation, the Company will use commercially reasonable efforts to enforce the indemnification obligations of Visa U.S.A.’s members for such excess amount, including but not limited to enforcing indemnification obligations pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements. See Note 23—Legal Matters for further information regarding pending litigation.

Note 6—Investments

Available-for-Sale Investments

Available-for-sale investment securities, which are recorded at fair value, consist of debt securities issued by governments and government-sponsored entities, tax-exempt municipal bonds, auction rate securities issued by corporations and mutual fund investments in equity securities and other marketable equity securities. The amortized cost, unrealized gains and losses, and fair value of available-for-sale securities are as follows:

	Available-For-Sale
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2007:
Debt securities:
U.S. government-sponsored entities	$884	$6	$—	$890
Canadian government debt securities	7	—	—	7
Tax-exempt municipal bonds	8	—	—	8
Auction rate securities	43	—	—	43
Equity securities	164	2	5	161

Total	$1,106	$8	$5	$1,109
Less: current portion of available-for-sale securities				(729)

Long-term available-for-sale securities				$380

	Available-For-Sale
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
September 30, 2007:
Debt securities:
U.S. government-sponsored entities	$1,272	$2	$—	$1,274
Tax-exempt municipal bonds	9	—	—	9
Auction rate securities	152	—	—	152
Equity securities	45	4	—	49

Total	$1,478	$6	$—	$1,484
Less: current portion of available-for-sale securities				(747)

Long-term available-for-sale securities				$737

The contractual maturity of available-for-sale debt securities regardless of their balance sheet classification is as follows:

	Amortized Cost	Fair Value
December 31, 2007:
Due within one year	$567	$569
Due within thirteen months and four years	373	376
Due within five to eleven years	3	3

Total	$943	$948

At December 31, 2007, equity securities with a fair value and unrealized losses of $63 million and $5 million, respectively, were in an unrealized loss position for less than one year. At December 31, 2007, there were no investments which had been in a significant unrealized loss position for a period of greater than one year.

Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations over the term of their participation in the compensation plan. Losses experienced on these equity investments are offset by reductions in personnel expense. Unrealized losses on equity securities were caused by changes in market conditions. At December 31, 2007, a total of 21 mutual fund investments are in an unrealized loss position. Based on an evaluation of the near-term prospects of these investments and management’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Other Investments

At December 31, 2007, investments accounted for under the cost and equity methods totaled $570 million, of which $565 million were acquired in the reorganization from Visa International and were recorded at their fair value at the date of acquisition. At September 30, 2007, investments accounted for under the cost and equity methods, excluding Visa U.S.A.’s investment in Visa International and Visa U.S.A.’s investments in real estate ventures owned jointly by itself and Visa International, totaled $4 million. Investments accounted for under the cost and equity methods are included in other assets on the consolidated balance sheets, except for Visa U.S.A.’s investment in Visa International, which is shown as a separate line on the September 30, 2007 consolidated balance sheet.

Note 7—Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following:

	December 31, 2007	September 30, 2007
	(in millions)
Non-trade receivable	$185	$185
Restricted investment	160	—
Prepaid expenses	101	29
Prepaid maintenance	31	—
Income tax receivable	1	11
Other	34	46

Total	$512	$271

The non-trade receivable represents a $185 million receivable from the five co-defendant banks as part of the American Express settlement agreement (see Note 23—Legal Matters). The Company will consolidate the initial payment to American Express on behalf of the five co-defendant banks. The Company has recorded a corresponding liability in current portion of litigation obligation on the consolidated balance sheets at December 31, 2007 and September 30, 2007.

The restricted investment represents the Company’s pro-rata estimated fair value of an investment fund that is being closed by the issuing financial institution. At December 31, 2007 the estimated fair value of the Company’s pro-rata share is less than the cost of the investment, and accordingly, an impairment loss of $2 million was recorded during the three months ended December 31, 2007. The Company took ownership of its pro-rata share of the underlying securities in January 2008 and subsequently reclassified the balance to investment securities, available-for-sale. Additional losses may be recorded in the future should the fair value of the securities decline below their estimated fair value at December 31, 2007 and the decline is determined to be other than temporary.

Note 8—Property, Equipment and Technology

Property, equipment and technology, net, consisted of the following:

	December 31, 2007	September 30, 2007
Land	$71	$30
Buildings and building improvements	361	89
Furniture, equipment and leasehold improvements	413	370
Technology	493	249
Construction-in-progress	86	45

Total property, equipment and technology	1,424	783
Accumulated depreciation and amortization	(512)	(470)

Property, equipment, and technology, net	$912	$313

Technology consists of both purchased and internally developed software. Internally developed software represents software utilized by the VisaNet electronic payment network. At December 31, 2007 and September 30, 2007, accumulated amortization of technology was $211 million and $176 million, respectively.

At December 31, 2007, estimated future amortization expense on technology was as follows:

Fiscal
2008 (remaining nine months)	$89
2009	104
2010	85
2011	4
2012	—
2013	—

Total	$282

Depreciation and amortization expenses related to property, equipment and technology was $62 million and $29 million for the three months ended December 31, 2007 and 2006. Included in those amounts are amortization expense on technology of $33 million and $10 million for the three months ended December 31, 2007 and 2006, respectively.

Note 9—Intangible Assets

Intangible assets consisted of the following:

December 31, 2007
(in millions)
Intangible assets:
Tradename	$2,564
Customer relationships	6,799
Visa Europe franchise right	1,520

Total	$10,883

Visa U.S.A. had no intangible assets at September 30, 2007.

Intangible assets, all of which have an indefinite life, and were acquired from Visa International and Visa Canada in the reorganization include tradename, customer relationships and Visa Europe franchise right. Tradename represents the value of the Visa brand utilized in Canada and the unincorporated regions of Visa

International. Customer relationships represents the value of the Company’s relationships with its customers in Canada and the unincorporated regions of Visa International. Visa Europe franchise right represents the value of the right to franchise the use of the Visa brand, use of Visa technology and access to the overall Visa network in the Visa Europe region. There was no depreciation related to these intangible assets for the three months ended December 31, 2007, as these have been determined to be indefinite-lived intangible assets.

Note 10—Accrued and Other Liabilities

Accrued liabilities is comprised of the following:

	December 31, 2007	September 30, 2007
	(in millions)
Accrued income taxes	$199	$147
Accrued operating expenses	116	61
Accrued marketing and product expenses	115	107
Liability to Visa Europe (Note 4)	103	—
Other	105	41

Total	$638	$356

Other long-term liabilities is comprised of the following:

	December 31, 2007	September 30, 2007
	(in millions)
Visa Europe put option—(Note 4)	346	—
Accrued income taxes	219	—
Employee benefits	123	80
Other	66	45

Total	$754	$125

Note 11—Debt

The Company had outstanding debt as follows:

	December 31, 2007	September 30, 2007
4.64% Senior secured notes—Series A principal and interest payments payable quarterly, due December 2007	$—	$7
5.60% Senior secured notes—Series B principal and interest payments payable quarterly, due December 2012	34	36
7.53% Medium-term notes—interest payments payable semi-annually, due August 2009	40	—
8.28% Secured notes—Series B, principal and interest payments payable monthly, due September 2014	20	—
7.83% Secured notes—Series B, principal and interest payments payable monthly, due September 2015	22	—

Total principal amount of debt	$116	$43
Unamortized discount, debt issuance costs and other costs	(1)	(2)

Total debt	$115	$41
Less: current portion of long-term debt	(75)	(41)

Long-term debt	$40	$—

The estimated fair value of the Company’s debt at December 31, 2007 and September 30, 2007 is $124 million and $42 million, respectively. The fair value of the debt is estimated based on broker quoted prices and credit ratings for similar notes.

Senior Secured Notes

In December 2002, Visa U.S.A. issued $200 million in senior secured notes with maturity dates of five and ten years. The notes are collateralized by the Company’s Colorado facility, which consists of two data centers and an office building, in addition to processing assets and developed software. These assets are included in property, equipment, and technology, net and have a net carrying value of $126 million and $132 million at December 31, 2007 and September 30, 2007, respectively. At December 31, 2007, the series A senior secured notes were fully paid. The net carrying amount of the series B senior secured notes is $33 million. At September 30, 2007, the net carrying amount of the series A and B senior secured notes at September 30, 2007 was $41 million.

Commencing on November 9, 2007, Visa U.S.A. was in default of certain financial performance covenants as a result of the settlement of the American Express Litigation described in Note 23—Legal Matters. Consequently, the senior secured notes have been classified as a current liability on the Company’s consolidated balance sheets at December 31, 2007 and September 30, 2007, respectively. The senior secured notes may be called at the option of the lenders, in which case all unpaid principal, interest and a prepayment fee would become due and payable. At December 31, 2007 and September 30, 2007, the prepayment fee is estimated to be approximately $5 million and $2 million, respectively.

Medium-term Notes

Visa International established a medium-term note program in 1992 to offer up to $250 million of unsecured private placement notes. The notes may be issued with maturities from nine months to thirty years at fixed or floating interest rates. The net carrying amount of the outstanding medium term notes at December 31, 2007 is $40 million.

Note Purchase Agreement

In September 1994, a real estate partnership owned jointly by Visa U.S.A. and Visa International issued notes that are secured by certain office properties and facilities in California which are used by the Company. Series B of these notes, totaling $26 million, were issued with an interest rate of 8.28% and a stated maturity of September 23, 2014, and are payable monthly with interest-only payments for the first ten years and payments of interest and principal for the remainder of the term. Series B debt issuance costs of $0.5 million are being amortized on a straight-line basis over the life of the notes. The net carrying amount of the Series B notes at December 31, 2007 is $20 million.

In September 1995, a real estate partnership owned jointly by Visa U.S.A. and Visa International issued notes that are secured by certain office properties and facilities in California which are used by the Company. Series B of these notes, totaling $27 million, were issued with an interest rate of 7.83% and a stated maturity of September 15, 2015, and are payable monthly with interest-only payments for the first ten years and payments of interest and principal for the remainder of the term. Series B debt issuance costs of $0.3 million and a $0.8 million loss on termination of a forward contract are being amortized on a straight-line basis over the life of the notes. The net carrying amount of the Series B notes at December 31, 2007 is $22 million.

As a result of the American Express settlement, described in Note 23—Legal Matters, the real estate partnerships are in default of certain performance covenants under the terms of the debt agreements, and the debt has been classified as a current liability at December 31, 2007. The loans may be called at the option of the lenders, in which case all unpaid principal, interest and a prepayment fee would become due and payable. At December 31, 2007, the prepayment fee is estimated to be approximately $6 million.

Future Principal Payments

Future principal payments on the Company’s outstanding debt are as follows:

Fiscal
2008 (remaining nine months)	$76
2009	40
2010	—
2011	—
2012	—
2013	—
Thereafter	—

Total	$116

U.S. Commercial Paper Program

Visa International maintains a U.S. commercial paper program to support its working capital requirements and for general corporate purposes. This program allows the Company to issue up to $500 million of unsecured debt securities, with maturities up to 270 days from the date of issuance and at interest rates generally extended to companies with comparable credit ratings. At December 31, 2007, the Company had no outstanding obligations under this program.

Revolving Credit Facilities

On November 15, 2007, Visa International entered into a new, single $2.25 billion 364-day revolving credit facility which replaced three facilities which expired in October and November 2007. The November 2007 facility, which was to mature in November 2008, allowed Visa International to substitute Visa Inc. as the borrower under this facility and contained covenants and events of default customary for facilities of this type.

On February 15, 2008, the Company entered into a $3.0 billion five-year revolving credit facility which replaced the November 2007 facility. The participating lenders in the February 2008 facility include affiliates of certain class B and class C stockholders. This revolving credit facility is maintained to provide liquidity in the event of settlement failures by its customers, to back up the commercial paper program and for general corporate purposes. Loans under the February 2008 facility may be in the form of base rate loans, which will bear interest at a rate equal to the higher of the federal funds rate plus 0.5% or the Bank of America prime rate, at a rate equal to the federal funds rate plus an applicable margin of 0.11% to 0.30% based on the borrower’s credit rating, or in the form of eurocurrency loans, which will bear interest at a rate equal to LIBOR (as adjusted for applicable reserve requirements) plus the same applicable margin. This facility contains certain covenants, including a covenant that limits the use of the proceeds of any loan to (a) refinancing indebtedness, (b) ensuring the integrity of the settlement process in the event of member failure, (c) use as a backup for the Company’s commercial paper program and (d) for general corporate purposes. This facility also contains financial covenant requirements relating to a maximum level of debt to EBITDA and events of default customary for financings of this type. This new facility expires on February 15, 2013.

The November 2007 facility contained certain covenants and events of default, including financial covenants related to consolidated accumulated net income (deficit) and other indebtedness, both of which are calculated and reported quarterly. At December 31, 2007, the Company is in compliance with all covenants with respect to the November 2007 facility.

There are no borrowings under the November 2007 facility at December 31, 2007.

Note 12 – Pension, Postretirement and Other Benefits

Reference should be made to the Visa Inc. Form 10-K for the year ended September 30, 2007 for additional information related to pension, postretirement and other benefits.

United States Plans

The Company sponsors various qualified and non-qualified defined benefit pension and postretirement benefit plans which provide retirement and medical benefits for substantially all employees residing in the United States.

Components of Net Periodic Benefit Costs

The components of net periodic benefit costs of the United States pension and other postretirement plans for the three months ended December 31, 2007 and 2006 are as follows:

	U.S. Defined Benefit Pension Plans		Postretirement Benefit Plan
	For the three months ended December 31,
	2007	2006	2007	2006
	(in millions)
Service cost	$13	$16	$2	$2
Interest cost	10	11	1	1
Expected return on assets	(11)	(9)	—	—
Amortization of:
Prior service cost (credit)	(3)	—	(1)	(1)
Actuarial loss	1	2	—	—

Total net periodic pension cost	$10	$20	$2	$2

Visa U.S.A. share of net periodic pension cost		$16		$2

For the three months ended December 31, 2007, the Company contributed $1 million to each of the pension and postretirement plans, respectively. The expected contributions from employer assets to the pension plans and postretirement plan for fiscal 2008 are $62 million and $5 million, respectively.

Note 13—Settlement Guarantee Management

Each customer is responsible for settlement of transactions with other customers. However, under Visa U.S.A’s and Visa International’s corporate bylaws, the Company indemnifies customers for settlement loss suffered due to failure of any other customer to honor Visa cards, travelers cheques, deposit access products, point-of-sale check service drivers and other instruments processed in accordance with the operating regulations.

This indemnification creates settlement risk for the Company due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. The term and amount of the indemnification are unlimited. Settlement at risk (or exposure) is estimated using the average daily volumes during the quarter multiplied by the estimated number of days to settle, and the total balance for outstanding travelers cheques. The Company’s estimated settlement exposure, after consideration of the collateral amounts set forth below, amounted to approximately $29.3 billion at December 31, 2007.

To manage the settlement risk under this indemnification and the resulting risk to all customers, global risk management policies and procedures, including a formalized set of credit standards, have been approved by the Visa International board of directors. If a customer fails to meet any of the credit standards, it is subject to risk control measures such as collateral or trust arrangements.

Customer Collateral

To reduce potential losses related to settlement risk, the Company requires certain customers that do not meet its credit standards to post collateral in order to ensure their performance of settlement obligations arising from product clearings. This collateral is generally in the form of cash equivalents, securities, and letters of credit. At December 31, 2007 and September 30, 2007, the Company maintained collateral as follows:

	December 31, 2007	September 30, 2007
Cash equivalents	$443	$68
Pledged securities at market value	111	101
Guarantees	583	—
Letters of credit	580	92

Total	$1,717	$261

The cash equivalents are reflected in customer collateral on the consolidated balance sheets as they are held in escrow in Visa’s name. The securities, guarantees and letters of credit are held by third parties in trust for Visa and the customers, and have been excluded from the consolidated balance sheets.

Settlement Risk Guarantee

The fair value of the settlement risk guarantee is estimated using a proprietary model. Key inputs to the model include statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for customers (utilizing, where available, third-party estimates of the probability of bank failure). The model is updated on a periodic basis to capture recent characteristics of the customer base, historical loss experience, and changes in Visa’s global risk policies and procedures. The resulting probability-weighted value of the guarantee, after consideration of collateral held, was $0.7 and $0.4 million at December 31, 2007 and September 30, 2007, respectively. This amount is reflected in accrued liabilities on the consolidated balance sheet.

Note 14—Derivative Financial Instruments

The functional currency for the Company is the U.S. dollar (“USD”) for each of its foreign operations except Canada, which uses the Canadian dollar as its functional currency. The Company transacts business in USD and in various foreign currencies. This activity subjects the Company to exposure from movements in foreign currency exchange rates. The Company’s policy is to enter into foreign exchange forward and option derivative instruments to manage the variability in expected future cash flows of certain foreign currency denominated revenues and expenses attributable to changes in foreign exchange rates. These derivative instruments are denominated in the foreign currencies in which the exposures are denominated. At December 31, 2007, all derivative instruments outstanding have maturities of less than 13 months. Visa U.S.A. did not have material transactions in foreign currencies or any material derivative instruments outstanding at September 30, 2007. The Company does not use foreign currency option or foreign exchange forward contracts for speculative or trading purposes. All derivatives are recorded on the consolidated balance sheet at fair value in other current assets or accrued liabilities and the resulting gains or losses from changes in fair value are accounted for depending on whether they are designated and qualify for hedge accounting.

Cash Flow Hedges

The Company enters into forward and option contracts to hedge certain operational (“cash flow”) exposures resulting from changes in foreign currency exchange rates. Such cash flow exposures result from portions of forecasted revenues and expenses being denominated in currencies other than USD.

To qualify for cash flow hedge accounting treatment, the Company formally documents, at inception of the hedge, all relationships between hedging transactions and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value of cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The effective portion of changes in the fair value of cash flow hedges are recorded as a component of accumulated other comprehensive income on the consolidated balance sheet. When the forecasted transaction occurs and is recognized in earnings, the amount in other comprehensive income, related to that hedge, is reclassified to operating revenue or expense. The balance accumulated in other comprehensive income was not significant at December 31, 2007 and the Company expects to reclassify the entire amount to the consolidated statement of operations during fiscal 2008 due to the recognition in earnings of the hedged forecasted transactions.

The Company excludes time value for effectiveness testing and measurement purposes. The excluded time value is reported immediately in earnings. For the three months ended December 31, 2007, the amount recorded in earnings related to excluded time value was $2 million.

The Company assesses effectiveness prospectively using regression analysis and retrospectively using a dollar ratio test. The effectiveness tests are performed on the foreign exchange forward and option contracts based on changes in the spot rate of the derivative instrument compared to changes in the spot rate of the forecasted hedged transaction. In the event there is recognized ineffectiveness or the underlying forecasted transaction does not occur within the designated hedge period or it becomes remote that the forecasted transaction will occur, the related gains and losses on the cash flow hedges are reclassified from accumulated other comprehensive income on the consolidated balance sheet to other expense on the consolidated statement of operations at that time.

Balance Sheet Hedges

The Company also uses forward foreign exchange contracts to economically hedge certain non-functional currency liabilities to reduce the risk that results of operations and cash flows will be adversely affected by changes in foreign currency exchange rates. These forward contracts are not designated for hedge accounting. Accordingly, all changes in fair value of these derivatives are recognized in the consolidated statement of operations.

The Company’s foreign currency forward contracts at December 31, 2007 are as follows:

	USD Notional	Gain (Loss)
Cash Flow Hedges
Forward Contracts
Sell foreign currencies	$186	$—
Purchase foreign currencies	$20	$—
Option Contracts
Sell foreign currencies	$—	$—
Purchase foreign currencies	$139	$1
Balance Sheet Hedges
Forward Contracts
Purchase foreign currencies	$2	$—

The Company’s derivative financial instruments are subject to both credit and market risk. Credit risk is the risk of loss due to failure of the counterparty to perform its obligations in accordance with contractual terms.

Market risk is the potential change in an investment’s value caused by fluctuations in interest and currency exchange rates, credit spreads or other variables. The Company monitors the credit-worthiness of the financial institutions that are counterparties to its derivative financial instruments and does not consider the risks of counterparty nonperformance to be material. Notwithstanding the Company’s efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations. Credit and market risks related to derivative instruments were not considered significant at December 31, 2007.

Note 15—Stockholders’ Equity

Pursuant to the amended and restated certificate of incorporation, the Company has the following shares of preferred and common stock authorized, issued and outstanding at December 31, 2007 (in whole numbers):

Class or Series	Par Value	Authorized Shares	Issued and Outstanding Shares
Preferred stock	$0.0001	25,000,000	—

Common stock

Class A	$0.0001	2,001,622,245,209	—
Class B	$0.0001	622,245,209	—
Class C (series I)	$0.0001	813,582,801	—
Class C (series II)	$0.0001	38,582,801	—
Class C (series III)	$0.0001	64,000,000	—
Class C (series IV)	$0.0001	1,000,000	—

Regional classes and series of common stock

Class USA	$0.0001	622,245,209	426,390,481	(1)
Class EU (series I)	$0.0001	64,000,000	62,213,201
Class EU (series II)	$0.0001	38,582,801	27,904,464
Class EU (series III)	$0.0001	1,000,000	549,587
Class Canada	$0.0001	25,000,000	22,034,685
Class AP	$0.0001	130,000,000	119,100,481
Class LAC	$0.0001	90,000,000	80,137,915
Class CEMEA	$0.0001	42,000,000	36,749,698

		2,004,199,484,030	775,080,512

(1)	The amount of class USA common stock is net of 131,592,008 shares held by wholly-owned subsidiaries of the Company.

No shares were outstanding at September 30, 2007 as Visa U.S.A. was a non-stock corporation at September 30, 2007.

The preferred stock may be issued as redeemable or non-redeemable, and it has preference over any class or series of common stock with respect to the payment of dividends and distribution of the Company’s assets in the event of a liquidation or dissolution. The regional classes and series of common stock participate ratably on an as-converted basis, as discussed below, in dividends or distributions paid by the Company on the common stock, regardless of class or series.

Conversion

True-Up

In accordance with the terms of the restructuring agreement, dated as of June 15, 2007 and amended as of August 24, 2007, on March 17, 2008 all of the Company’s regional classes and series of common stock were converted into either class B or class C common stock. In connection with this conversion ownership was reallocated in order to reflect the relative contribution of the participating regions to the Company’s financial performance for the four quarters ended December 31, 2007. The conversion rate was based on the relative under- or over-achievement (beyond certain percentage limits) of each participating region’s net revenue targets for that period. The shares held by Visa Europe were not subject to the true-up, but were converted on a one-to-one basis from class EU (series I, II, III) common stock to class C (series III, II, and IV) common stock concurrent with the true-up.

The results of the true-up are detailed in the following table. Fractional shares resulting from the conversion of the shares of each individual stockholder have been rounded down. These fractional shares will be paid in cash to stockholders as part of the initial redemption of class B common stock and class C common stock shortly following an initial public offering.

Outstanding Regional Classes and Series of Common Stock Prior to the True-Up	Converted Classes and Series of Common Stock After the True-Up	Number of Regional Classes and Series of Common Stock Prior to the True-Up		Conversion Ratio	Number of Converted Classes and Series of Common Stock after the True-Up

Class USA	Class B	426,390,481	(1)	0.93870	400,251,872

Class EU (series I)	Class C (series III)	62,213,201		1.00000	62,213,201

Class EU (series II)	Class C (series II)	27,904,464		1.00000	27,904,464

Class EU (series III)	Class C (series IV)	549,587		1.00000	549,587

Class Canada	Class C (series I)	22,034,685		0.98007	21,595,528

Class AP	Class C (series I)	119,100,481		1.19043	141,780,635

Class LAC	Class C (series I)	80,137,915		1.07110	85,835,549

Class CEMEA	Class C (series I)	36,749,698		0.95101	34,949,123

(1) —The amount of class USA common stock is net of 131,592,008 shares held by wholly-owned subsidiaries of the Company.

Initial Public Offering

The conversion rate of the class C common stock into class A common stock after an initial public offering will be on a one-to-one basis, subject to adjustments for stock splits, recapitalizations and similar transactions. No conversion of class C common stock will be effected until all applicable restrictions on such transfer have expired.

Immediately following an initial public offering, the conversion rate applicable to class B common stock into class A common stock will be less than one-to-one because it will be adjusted to reflect the initial deposit to the escrow account as determined by the litigation committee. Thereafter, adjustment to the conversion rate will occur upon (i) the completion of any follow-on offering of class A common stock completed in order to increase the size of the escrow account or (ii) the final resolution of the covered litigation and the release of funds remaining on deposit in the escrow account. No conversion of class B common stock will be effected until all applicable restrictions on such transfer have expired. See Note 5—Retrospective Responsibility Plan.

Voting Rights

Prior to True-Up

Except in certain circumstances, the holders of the class EU (series II) common stock will have no right to vote on any matters on which the Company’s stockholders generally are entitled to vote. Holders of all other regional classes and series of common stock will have the right to cast a number of votes equal to the number of shares of class B or class C common stock into which each share would be converted after the true-up date, based on interim conversion rates, as determined by the Company.

After True-Up and Pre-Initial Public Offering:

Except in certain circumstances, the holders of the class C (series II) common stock will have no right to vote on any matters on which the Company’s stockholders generally are entitled to vote. Holders of all other classes and or series of common stock will have the right to cast a number of votes equal to the number of shares of class B and class C common stock held multiplied by the applicable conversion ratio in effect on the record date.

After an Initial Public Offering

From and after the consummation of an initial public offering, the holders of class A common stock will have the right to vote on all matters on which stockholders generally are entitled to vote. All holders of class B and class C common stock will have no right to vote on any matters, except for certain defined matters, including any consolidation, merger, combination or any decision to exit the core payments business, in which the holders of class B and class C common stock (other than class C (series II) common stock) are entitled to cast a number of votes equal to the number of shares of class B or C common stock held multiplied by the applicable conversion rate in effect on the record date.

Redemption

Class B Common Stock and Class C Common Stock Other than Class C (Series II) Common Stock

The Company is required to redeem a portion of the class B common stock and class C common stock (other than class C (series II) common stock) following the completion of an initial public offering at a price per share equal to the net initial public offering price per share.

The Company is also required to redeem a portion of the class C (series III) common stock, all of which is owned by Visa Europe, at the net initial public offering price per share. The redemption date for the class C (series III) common stock is the later of October 6, 2008 or the completion of an initial public offering, unless Visa Europe delivers a written notice to the Company requesting redemption prior to October 6, 2008.

Class C (Series II) Common Stock

The Company is entitled to redeem all of the class C (series II) common stock at any time after the later of the consummation of an initial public offering and October 10, 2008. The redemption price of the class C (series II) common stock is equal to $1.146 billion adjusted for dividends and certain other items.

Visa Europe also has the option to require the Company to redeem the class C (series II) common stock at any time after the later of the consummation of an initial public offering or December 4, 2008.

Immediately following an initial public offering, the Company intends to classify all class C (series II) common stock at its fair value at that date as temporary or mezzanine level equity in the consolidated balance sheet, with an offset to retained earnings or in the absence of retained earnings, through additional paid in capital. Additionally, in the event an initial public offering occurs prior to October 10, 2008 (the date on which the

Company intends to redeem all of these shares held by Visa Europe) the Company will accrete this stock to its redemption price over the period from the closing of the initial public offering to October 10, 2008 through retained earnings or in the absence of retained earnings, through additional paid in capital.

Note 16—Net Income Per Share

For the three months ended December 31, 2006, Visa U.S.A. was a non-stock corporation and therefore there was no comparable metric for net income per share.

To calculate net income per share for the three months ended December 31, 2007, the Company applied SFAS No. 128, Earnings Per Share (“SFAS 128”). The Company did not have any dilutive potential common shares for the three months ended December 31, 2007. The stockholders of each regional class and series of common stock are legally entitled to equal per share distributions whether through dividends or in liquidation. Therefore, one calculation has been presented for basic and diluted net income per share.

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

Three months ended December 31, 2007
Net income (in millions)	$424
Basic and diluted weighted-average common stock outstanding	775,080,512
Basic and diluted net income per share	$0.55

Note 17—Investment Income, Net

Investment income, net, is comprised of the following:

	For the Three Months Ended December 31,
	2007	2006
	(in millions)
Interest and dividend income on investment securities	$44	$22
Gross realized gains on investment securities	1	—
Gross realized losses on investment securities	(2)	—
Realized loss on restricted securities(1)	(2)	—

Investment income, net	$41	$22

(1)	The loss reflects impairment of the Company’s pro-rata estimated fair value of an investment fund that is being closed by the issuing financial institution. At December 31, 2007 the estimated fair value of the Company’s pro-rata share is less than the cost of the investment, and accordingly, an impairment loss of $2 million was recorded during the three months ended December 31, 2007. See Note 7—Prepaid and Other Current Assets.

Note 18—Enterprise-wide Disclosures

Revenue by geographic market is primarily based on the location of the issuing bank. Certain revenues, primarily international service fees, are shared by geographic locations based upon the location of the merchant involved in the transaction. Visa does not maintain or measure revenues by individual country, other than the U.S. Revenue generated in the U.S. was approximately 62% and 92% of total operating revenues in the three months ended December 31, 2007 and December 31, 2006 respectively.

The Company’s long-lived assets excluding investments, volume and support incentives, deferred tax assets, other assets, intangibles and goodwill are classified by major geographic area as follows at December 31, 2007 and September 30, 2007:

	December 31, 2007	September 30, 2007
	(in millions)
U.S.	$865	$313
Non-U.S.	47

Total	$912	$313

Note 19—Income Taxes

The Company’s income before taxes for the three months ended December 31, 2007 and 2006 consists of:

	2007	2006
	(in millions)
U.S.	$400	$323
Non-U.S.	283	—

Total income before taxes	$683	$323

Income tax expense for the three months ended December 31, 2007 and 2006 consists of:

	2007	2006
	(in millions)
Current:
U.S. federal	$245	$95
State and local	11	5
Non-U.S	3	—

Total current taxes	$259	$100

Deferred:
U.S. federal	—	18
State and local	—	1

Total deferred taxes	—	19

Total income tax expense	$259	$119

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2007	September 30, 2007
	(in millions)
Deferred tax assets:
Accrued compensation and benefits	$109	$31
Adjustment to initially apply SFAS 158	6	1
Investments in joint ventures	—	37
State tax	260	—
Accrued liabilities	7	—
Accrued litigation obligation	1,292	1,311
Volume and support incentives	16	12
Research and development credits	16	—
Other	27	11

Deferred tax assets	1,733	1,403

Deferred tax liabilities:
Property, equipment and technology, net	(55)	(9)
Investment in Visa International	—	(100)
Investments in joint ventures	(227)	—
Intangible assets	(4,328)	—
State tax	—	(27)
Other	(10)	(1)

Total gross deferred tax liabilities	(4,620)	(137)

Net deferred tax (liabilities) assets	$(2,887)	$1,266

Total net deferred tax assets and liabilities are included in the Company’s consolidated balance sheets as follows:

	December 31, 2007	September 30, 2007
	(in millions)
Current deferred tax assets	$774	$795
Current deferred tax liabilities included in accrued liabilities	(3)	—

Non current deferred tax (liabilities) assets, net	(3,658)	471

Net deferred tax (liabilities) assets	$(2,887)	$1,266

The increase in the Company’s deferred tax liabilities during fiscal 2008 is primarily attributable to the recording of the fair value of acquired assets and assumed liabilities of Visa International, Visa Canada and Inovant other than goodwill in excess of their historical book basis in accordance with SFAS No. 141.

Included in accrued litigation on the Company’s consolidated balance sheets is approximately $3 billion associated with the American Express settlement, the Discover litigation and other matters. For tax purposes, the deduction related to these matters is deferred until the payments are made and thus the Company established a deferred tax asset of $787 million related to these payments in fiscal 2007, which is net of a reserve to reflect management’s best estimate of the amount of the benefit to be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets.

The Company had state research and development tax credit carryforwards of approximately $16 million at December 31, 2007 that may be carried forward indefinitely. The Company expects to realize the benefit of the credit carryforwards in future years.

The income tax expense differs from the amount of income tax determined by applying the applicable U.S. Federal statutory federal income tax rate of 35% to income before income taxes as follows:

	For the Three Months Ended December 31,
	2007		2006
	Dollars	Percent	Dollars	Percent
	(in millions, except percentages)
U.S. federal income tax	$239	35%	$113	35%
State income taxes, net of federal benefit	11	2%	5	2%
Non-U.S	3	—%	—	—%
Other	6	1%	1	—%

Income tax expense	$259	38%	$119	37%

On October 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The adoption of FIN 48 required the Company to inventory, evaluate, and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. The initial adoption of FIN 48 resulted in a decrease in accumulated deficit of approximately $8 million and a decrease in goodwill of approximately $6 million at October 1, 2007.

At December 31, 2007, the Company’s total unrecognized tax benefits were approximately $320 million, exclusive of interest and penalties described below. Included in the $320 million are approximately $247 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in a future period.

A reconciliation of the October 1, 2007 through December 31, 2007 amount of unrecognized tax benefits is as follows:

Beginning balance at October 1, 2007 (in millions)	$320
Increases (decreases) of unrecognized tax benefits taken in prior years	—
Increases (decreases) of unrecognized tax benefits related to current year	—
Increases (decreases) of unrecognized tax benefits related to settlements	—
Reductions to unrecognized tax benefits related to lapsing statute of limitations	—
Ending balance at December 31, 2007	$320

In connection with the adoption of FIN 48, the Company elected to change its classification policy of interest expense and penalties related to uncertain tax positions. At October 1, 2007, the Company began to account for interest expense and penalties related to uncertain tax positions as interest expense and penalties in its statement of operations. At December 31, 2007, the Company had $16 million and $1 million accrued for the payment of interest and penalties related to uncertain tax positions, respectively.

Given the inherent complexities of the business and that the Company is subject to taxation in a substantial number of jurisdictions, the Company routinely assesses the likelihood of additional assessments in each of the taxing jurisdictions and has established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information is available, or a change in circumstance, or an event occurs necessitating a change to the liability. As of October 1, 2007, the Franchise Tax Board (“FTB”) has completed its examination of the Company’s subsidiaries’ (Visa U.S.A. and Visa International) California income tax returns for years 1990 to 2003. The Company is currently negotiating a resolution of the state audit issues raised by the FTB with their settlement division. These audit issues are in an advanced stage in the settlement process, the most significant of which include the eligibility to claim certain items as special deductions, apportionment computation and research and development credits taken. The Company believes that it is reasonably possible that the unrecognized tax benefits related to these significant state audit issues could decrease (whether by settlement, release or a combination of both) in the next 12 months by as much as $62 million ($34 million related to rate benefit and $28 million related to reduction to goodwill).

The Company is subject to examination by the Internal Revenue Service and various state and foreign tax authorities. The Company has concluded all U.S. federal income tax matters for years through 2002. All material state and foreign tax matters have been concluded for years through 1989.

Cumulative undistributed earnings of the Company’s international subsidiaries amounted to $73 million as of December 31, 2007, all of which are intended to be permanently reinvested. The amount of income taxes that would have resulted had such earnings been repatriated is estimated to be $25 million.

Note 20—Concentration of Credit Risk

The Company extends credit to its affiliated and non-affiliated customers as part of its normal payment settlement activities. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact the Company’s overall credit risk. The Company performs ongoing credit evaluations of its customers. At September 30, 2007, Visa U.S.A. had one customer that accounted for approximately 10% of its total accounts receivable. At December 31, 2007, the Company had no customer that accounted for more than 10% of the Company’s total accounts receivable. For the three months ended December 31, 2006, Visa U.S.A. had one customer that accounted for over 10% of total operating revenues. For the three months ended December 31, 2007, the Company had no customer that accounted for more than 10% of the Company’s total operating revenues.

The Company also has significant concentration risk related to its guarantees on potential uncollateralized customer settlement losses. See Note 13—Settlement Guarantee Management for additional discussion.

Cash and cash equivalents and available-for-sale investments included short-term investments in debt securities. The Company’s Visa U.S.A., Visa International and Visa Canada subsidiaries have policies and procedures that limit the amount of credit exposure to any one financial institution or type of investment instrument.

Note 21—Commitments and Contingencies

Commitments

The Company leases certain premises and equipment throughout the world under non-cancelable leases with varying expiration dates. Excluding rent paid to Visa Resources during fiscal 2007, total rent expense incurred by the Company was $19 million and $9 million for the three months ended December 31, 2007 and 2006, respectively. The Company’s future minimum payments on non-cancelable leases and marketing and sponsorship agreements, at December 31, 2007 were as follows:

	Operating Leases
Fiscal	Premises	Equipment and License Agreements	Marketing and Sponsorships	Total
2008 (remaining nine months)	$23	$18	$123	$164
2009	27	13	102	142
2010	20	12	65	97
2011	16	2	54	72
2012	9	—	51	60
Thereafter	39	—	54	93

	$134	$45	$449	$628

In addition to fixed payments included in the above table, certain sponsorship agreements require the Company to undertake marketing, promotional or other activities up to stated monetary values to support events which the Company is sponsoring. The stated monetary value of these activities typically represents the value in the marketplace, which may be significantly in excess of the actual costs incurred by the Company. Future payments that may be incurred with respect to these arrangements are based on decisions regarding product and marketing initiatives and included in the above table if and when the Company enters into non-cancelable commitments with third parties.

Volume and Support Incentives

The Company has agreements with customers for various programs designed to build sales volume and increase the acceptance of its payment products. These agreements, with original terms ranging from one to thirteen years, provide card issuance, marketing and program support based on specific performance requirements. These agreements are designed to encourage customer business and to increase overall Visa-branded payment volume, thereby reducing unit transaction processing costs and increasing brand awareness for all Visa customers.

Payments made and obligations incurred under these programs are included on the Company’s consolidated balance sheets. The Company’s obligation under these customer agreements will be amortized as a reduction to revenue in the same period as the related revenues are earned, based on management’s estimate of the customer’s performance compared to the terms of the incentive agreement. The agreements may or may not limit the amount of customer incentive payments. Excluding anticipated revenue to be earned from higher payments and transaction volumes in connection with these agreements, the Company’s potential exposure under agreements that limit the incentive payments, coupled with the Company’s estimate for incentive agreements with no limit, is estimated as follows:

Fiscal	Volume and Support Incentives
2008 (remaining nine months)	$837
2009-2010	1,834
2011-2012	1,299
Thereafter	699

Total	$4,669

The ultimate amounts to be paid under these agreements may be greater than or less than the estimates above. Based on these agreements, increases in the incentive payments are generally driven by increased payment and transaction volume, and as a result, in the event incentive payments exceed this estimate such payments are not expected to have a material effect on the Company’s financial condition, results of operations or cash flows.

Indemnification under Framework Agreement

In connection with the framework agreement entered into between Visa Inc. and Visa Europe, Visa Europe indemnifies Visa Inc. for any claims arising out of the provision of the services brought by Visa Europe’s member banks against Visa Inc., while Visa Inc. indemnifies Visa Europe for any claims arising out of the provision of the services brought against Visa Europe by Visa Inc.’s customer financial institutions. Based on current known facts, the Company assessed the probability of loss in the future as remote. Consequently, the estimated maximum probability-weighted liability is considered insignificant and no liability has been accrued.

For further information with respect to the Company’s commitments and contingencies also see Note 4—Visa Europe, Note 5—Retrospective Responsibility Plan, Note 11—Debt, Note 13—Settlement Guarantee Management and Note 23—Legal Matters.

Note 22—Related Parties

Visa Inc. is a stock corporation and certain of its customers are also its stockholders. The Company considers an entity to be a related party if the entity owns more than 10% of the Company’s total voting common stock or if an officer or employee of the entity also serves on the Company’s board of directors. The Company also considers an investee to be a related party if the Company’s ownership interest in the entity is greater than or equal to 10% or if the investment is accounted for under the equity method of accounting.

At December 31, 2007, the Company had one customer with an officer who also serves on the Company’s board of directors, and who also had an ownership interest of greater than 10% of the Company’s voting common stock. Total operating revenues and total operating expenses for this customer were approximately $106 million and $7 million, respectively, for the three months ended December 31, 2007. These operating expenses primarily related to marketing costs. At December 31, 2007, the Company did not owe any amounts to this customer and the customer owed the Company approximately $24 million in accounts receivable. In addition, the Company was in a net asset position of $1 million at December 31, 2007, attributed to volume and support incentive arrangements with this customer.

In addition to the one customer described above, the Company generated approximately $12 million of operating revenues and incurred operating expenses of approximately $2 million from customers and other corporations with representatives who served on the Company’s board of directors. These operating expenses primarily relate to software maintenance. At December 31, 2007, the Company did not owe any amounts to these parties and they owed the Company less than $1 million in accounts receivable.

The Company also maintains banking relationships and has credit facilities (see Note 11—Debt) with customers that have representation on the Company’s board of directors and owned more than 10% of the Company’s common stock.

Visa Europe is also a related party of the Company as a result of the nature of the contractual arrangements between itself and the Company and Visa Europe’s ownership in the Company (refer to Note 4—Visa Europe). The Company is also a party to numerous agreements with Visa Europe which allow each entity to provide services to the other at negotiated fees, including the allocation of costs for office premises which are shared by the Company and Visa Europe. For the three months ended December 31, 2007, total operating revenues and operating expenses related to Visa Europe totaled $39 million and $3 million, respectively. At December 31, 2007, Visa Europe owed the Company approximately $9 million in net accounts receivable.

During the three months ended December 31, 2007, the Company generated total operating revenues of $8 million from related party investees, and related investees owed the Company $1 million in net accounts receivable at December 31, 2007. Total operating expenses incurred for the three months ended December 31, 2007 and related amounts owed to related investees at December 31, 2007 were less than $1 million, respectively.

Members of the board of directors who were not employees were compensated for their service to the Company. Directors who were also Visa employees did not receive any additional compensation for serving as a director. Directors who are not full-time employees are paid an annual retainer of $82,000. The lead director receives an additional annual retainer of $25,000. Non-employee directors also receive annual retainers for serving as a chairperson of a committee ($20,000 for audit and risk committee, $20,000 for compensation committee, and $15,000 for nominating/corporate governance committee). An annual retainer of $5,000 is also paid to non-employee directors who serve as members (non-chairperson) of the audit or compensation committees. In addition, customary expenses for attending board of directors and committee meetings are reimbursed. Upon the completion of an initial public offering, non-employee directors will also receive an annual stock grant with a value of $162,000 in the form of restricted stock or restricted stock units. Total director fees paid during the three months ended December 31, 2007 was less than $1 million.

Note 23—Legal Matters

The Company is party to various legal and regulatory proceedings. Some of these proceedings involve complex claims that are subject to substantial uncertainties and unascertainable damages. Accordingly, except as disclosed, the Company has not established reserves or ranges of possible loss related to these proceedings, as at this time in the proceedings, the matters do not relate to a probable loss and/or amounts are not reasonably estimable. Although the Company believes that it has strong defenses for the litigation and regulatory proceedings described below, it could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on the Company’s results of operations, financial position, or cash flows.

The Company’s litigation provision includes provisions of $0 million and $2 million for the three months ended December 31, 2007 and 2006, respectively. The litigation accrual is an estimate and is based on management’s understanding of its litigation profile, the specifics of each case, advice of counsel to the extent appropriate and management’s best estimate of incurred loss at the balance sheet date. The Company is presently involved in the matters described below and other legal actions, except for those disclosed below as resolved or settled. From time to time we may engage in settlement discussions or mediations with respect to one or more of our outstanding litigation matters, either on our own behalf or collectively with other parties. The Company will continue to review the litigation accrual and, if necessary, future refinements to the accrual will be made.

The following table summarizes the activity related to accrued litigation for the three months ended December 31, 2007 and 2006:

	2007	2006
	(in millions)
Balance at September 30	$3,682	$1,000
Provision for settled legal matters	—	2
Provision for unsettled legal matters	—	—
Interest accretion on settled matters	37	18
Payments on settled matters	1	—

Balance at December 31	$3,720	$1,020

Covered Litigation

Visa U.S.A. and Visa International are parties to certain legal proceedings discussed below that are subject to the retrospective responsibility plan, which the Company refers to as the covered litigation. For a description of the retrospective responsibility plan, see Note 5—Retrospective Responsibility Plan.

The Discover Litigation

On October 4, 2004, Discover Financial Services, Inc. filed a complaint against Visa U.S.A., Visa International and MasterCard International Incorporated (MasterCard). The complaint was filed in the U.S. District Court for the Southern District of New York and was designated as a related case to the lawsuit brought by the Department of Justice (DOJ) in 1998 challenging Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy (CPP). The complaint alleged that the implementation and enforcement of Visa’s bylaw 2.10(e) and MasterCard’s CPP (which prohibited their respective members from issuing American Express or Discover cards), as well as Visa’s “Honor All Cards” rule (which required merchants that accept Visa cards to accept for payment every validly presented Visa card) and a similar MasterCard rule violated Sections 1 and 2 of the Sherman Act as well as California’s Unfair Competition Act in an alleged market for general purpose card network services and an alleged market for debit card network services. The complaint also challenged Visa’s no surcharge rule and a similar MasterCard rule, under the same statutes. On December 10, 2004, Visa U.S.A. and Visa International moved to dismiss the complaint in its entirety for failure to state a claim. In lieu of filing its opposition papers to this motion, Discover filed an amended complaint on January 7, 2005. In the amended complaint, Discover dropped some of its claims, including its challenge against the no surcharge rule and its claims under California’s Unfair Competition Law, but continued to allege that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e), MasterCard’s CPP and the “Honor All Cards” rule violated Sections 1 and 2 of the Sherman Act. On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to the names of the plaintiffs.

Discover seeks treble damages in an amount to be proved at trial, along with attorneys’ fees and costs. On February 7, 2005, Visa U.S.A. and Visa International moved to dismiss Discover’s amended complaint in its entirety for failure to state a claim. On April 14, 2005, the District Court denied, at this stage in the litigation, Discover’s request to give collateral estoppel effect to the findings in the DOJ litigation. However, the District Court indicated that Discover may refile a motion for collateral estoppel after discovery.

Also on April 14, 2005, and in subsequent rulings, with respect to the alleged market for general purpose card network services, the District Court denied Visa U.S.A.’s motion to dismiss Discover’s Section 1 conspiracy to restrain trade claims and Section 2 monopolization, attempted monopolization and conspiracy to monopolize claims that were based upon the conduct described above. On October 24, 2005, the court granted Visa International’s motion to dismiss Discover’s attempted monopolization and monopolization claims against it, because plaintiffs did not allege that Visa International individually had sufficient market share to maintain these claims. On November 9, 2005, the court denied Visa U.S.A. and Visa International’s motion to dismiss Discover’s claims based upon effects in an alleged debit market. Visa U.S.A. and Visa International answered the amended complaint on November 30, 2005. Fact discovery is complete.

At a hearing on April 25, 2007, the District Court set a trial date of September 9, 2008. The court also established deadlines and procedures for motions practice and expert discovery. On July 24, 2007, Discover served its expert’s report purporting to demonstrate that it had incurred substantial damages. Expert reports were served jointly by Visa U.S.A. and Visa International on October 9, 2007, and Discover served rebuttal expert reports on December 20, 2007. In accordance with SFAS No. 5, Accounting for Contingencies, Visa U.S.A. recorded a litigation provision of $650 million related to the Discover matter at September 30, 2007.

The American Express Litigation

On November 15, 2004, American Express filed a complaint against Visa U.S.A., Visa International, MasterCard and eight Visa U.S.A. and Visa International member financial institutions (JPMorgan Chase & Co., Bank of America Corporation, Capital One Financial Corp., U.S. Bancorp, Household International Inc., Wells Fargo & Company, Providian Financial Corp. and U.S.A.A. Federal Savings Bank). Subsequently, U.S.A.A. Federal Savings Bank, Bank of America Corp. and Household International Inc. announced settlements with American Express and were dismissed from the case. The complaint, which was filed in the U.S. District Court for the Southern District of New York, was designated as a related case to the DOJ litigation and was assigned to the same judge. The complaint alleged that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP violated Sections 1 and 2 of the Sherman Act in an alleged market for general purpose card network services and an alleged market for debit card network services.

Visa Inc., Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from Visa Inc. and $185 million from five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa Inc. will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion. The quarterly payments are contingent upon the performance of American Express’s United States global network services (GNS) business and will be in an amount equal to 5% of American Express’s United States GNS billings during the quarter up to a maximum of $70 million per quarter; provided, however, that if the payment for any quarter is less than $70 million, the maximum payment for a future quarter or quarters shall be increased by the difference between $70 million and such lesser amount as was actually paid. Visa U.S.A. recorded $1.9 billion in litigation provision at September 30, 2007, reflecting future payments discounted using a rate of 4.72% over the payment term. The amount is also reflected in current and long-term accrued litigation on the consolidated balance sheets at September 30, 2007 and December 31, 2007. The Company recorded accretion expense of $23 million related to this matter for the three months ended December 31, 2007. The settlement will be covered by the retrospective responsibility plan. See also Note 5—Retrospective Responsibility Plan.

The Attridge Litigation

On December 8, 2004, a complaint was filed in California state court on behalf of a putative class of consumers asserting claims against Visa U.S.A., Visa International and MasterCard under California’s Cartwright Act and Unfair Competition Law. The claims in this action, Attridge v. Visa U.S.A. Inc., et al., seek to piggyback on the portion of the DOJ litigation in which the U.S. District Court for the Southern District of New York found that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy constitute unlawful restraints of trade under the federal antitrust laws. After the plaintiff twice amended his complaint, Visa U.S.A., Visa International and MasterCard demurred to (moved to dismiss) the complaint and, at a hearing on November 2, 2005, the court dismissed plaintiff’s claims with leave to amend. On December 2, 2005, the plaintiff filed a third amended complaint. The defendants again demurred to (moved to dismiss) that complaint. On May 19, 2006, the court entered an order dismissing plaintiff’s Cartwright Act claims with prejudice but allowing the plaintiff to proceed with his Unfair Competition Law claims. On June 19, 2006, Visa U.S.A. and Visa International answered the third amended complaint. The parties are now moving forward with discovery. No trial date has been set. On December 14, 2007, the plaintiff amended his complaint to add Visa Inc. as a defendant. No new claims were added to the complaint.

The Interchange Litigation

Kendall. On October 8, 2004, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court for the Northern District of California against Visa U.S.A., MasterCard and several Visa U.S.A. member financial institutions alleging, among other things, that Visa U.S.A.’s and MasterCard’s interchange fees contravene the Sherman Act and the Clayton Act (Kendall v. Visa U.S.A. Inc., et al.). The plaintiffs seek treble damages in an unspecified amount, attorneys’ fees and an injunction against Visa U.S.A. and MasterCard from setting interchange and engaging in joint marketing activities, which plaintiffs allege include the purported negotiation of merchant discount rates with certain merchants. On November 19, 2004, Visa U.S.A. filed an answer to the complaint. The plaintiffs filed an amended complaint on April 25, 2005. Visa U.S.A. moved to dismiss the complaint for failure to state a claim and, in the alternative, also moved for summary judgment with respect to certain of the claims. On July 25, 2005, the court issued an order granting Visa U.S.A.’s motion to dismiss and dismissed the complaint with prejudice. On August 10, 2005, the plaintiffs filed a notice of appeal. Appellate briefing is complete and the Ninth Circuit Court of Appeal heard oral argument on June 11, 2007. No ruling has been issued.

Multidistrict Litigation Proceedings (MDL). On May 6, 2005, a purported class action lawsuit was filed by a merchant, Animal Land, Inc., against Visa U.S.A. in the U.S. District Court for the Northern District of Georgia, alleging that Visa U.S.A.’s no-surcharge rule violates Sections 1 and 2 of the Sherman Act. Plaintiff alleges that under the no-surcharge rule, merchants are not permitted to pass along to cardholders a discrete surcharge to account for the fees that the merchant pays in connection with Visa-branded payment card transactions. Plaintiff alleges that this rule causes the fees paid by merchants to be supracompetitive. The suit seeks treble damages in an unspecified amount, attorneys’ fees and injunctive relief. The Animal Land case has been transferred to the multidistrict litigation proceedings and is included in the First Amended Class Action Complaint discussed below.

On June 22, 2005, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court of Connecticut against MasterCard, Visa U.S.A., Visa International and a number of Visa U.S.A. and Visa International member financial institutions alleging, among other things, that Visa’s and MasterCard’s purported setting of interchange fees violates Section 1 of the Sherman Act. In addition, the complaint alleges Visa’s and MasterCard’s purported tying and bundling of transaction fees also constitutes a violation of Section 1 of the Sherman Act. Since the filing of this complaint, there have been approximately 48 similar complaints, all but 10 of which were styled as class actions, filed on behalf of merchants against Visa U.S.A. and MasterCard, and in some cases, certain Visa U.S.A. and Visa International member financial institutions, in U.S. federal courts. Visa International was named as a defendant in more than 30 of these complaints. On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order transferring these cases to the U.S. District Court for the Eastern District of New York for coordination of pre-trial proceedings (Multidistrict Litigation 1720). On April 24, 2006, the group of purported class plaintiffs filed a First Amended Class Action Complaint. Taken together, the claims in the First Amended Class Action Complaint and in the 10 complaints brought on behalf of individual merchants are generally brought under Sections 1 and 2 of the Sherman Act. In addition, some of these complaints contain certain state unfair competition law claims. These interchange-related litigations also seek treble damages in an unspecified amount (although several of the complaints allege that the plaintiffs expect that damages will range in the tens of billions of dollars), as well as attorneys’ fees and injunctive relief.

Visa U.S.A. and Visa International answered the First Consolidated Amended Class Action Complaint and the individual merchant complaints on June 9, 2006. On July 10, 2007, pursuant to a joint request by the parties, the court entered a scheduling order setting deadlines for completion of fact discovery to June 30, 2008 and expert discovery to February 20, 2009 and for filing all summary judgment and other pretrial motions by March 27, 2009.

On September 7, 2007, the Magistrate Judge issued a Report and Recommendation to the District Court recommending that the District Court grant the defendants’ motion to dismiss the class plaintiffs’ claims for damages incurred prior to January 1, 2004. On October 12, 2007, the Magistrate Judge granted putative class plaintiffs’ request to brief the issue of whether the Report and Recommendation would affect the claims of non-party members of the putative class that opted out of the In re Visa Check/ MasterMoney Antitrust Litigation class action. Following the submissions, the Magistrate Judge declined plaintiffs’ request to advise on that issue. Putative class plaintiffs filed objections to the Report and Recommendation on November 14, 2007, and

defendants filed their responses to those objections on December 13, 2007. On January 8, 2008, the court adopted the Magistrate Judge’s Report and Recommendation without modification, dismissing the class plaintiffs’ claims for damages incurred prior to January 1, 2004.

Retailers’ Litigation

Commencing in October 1996, several class action suits were brought by a number of U.S. merchants against Visa U.S.A. and MasterCard challenging certain aspects of the payment card industry under U.S. federal antitrust laws. Those suits were later consolidated in the U.S. District Court for the Eastern District of New York, In re Visa Check/MasterMoney Antitrust Litigation. Among other claims, the plaintiffs alleged that Visa U.S.A.’s “Honor All Cards” rule, which required merchants that accepted Visa cards to accept for payment every validly presented Visa card, and a similar MasterCard rule, constituted an illegal tying arrangement in violation of Section 1 of the Sherman Act. On June 4, 2003, Visa U.S.A. signed a settlement agreement to settle the claims brought by the plaintiffs in this matter, which the court approved on December 19, 2003. Pursuant to the settlement agreement, Visa agreed to modify its “Honor All Cards” rule such that, effective January 1, 2004, a merchant may accept only Visa check cards, only Visa credit cards, or both. Visa also agreed to pay approximately $2.0 billion to the merchant class over 10 years in equal annual installments of $200 million per year, among other things. After appellate issues were resolved, the settlement became final. Settlement funds are now being distributed to the class.

Retailers’ “Opt-Outs”

Several lawsuits were commenced by merchants that opted not to participate in the plaintiff class in In re Visa Check/MasterMoney Antitrust Litigation. The majority of these cases were filed in the U.S. District Court for the Eastern District of New York. Visa U.S.A. has entered into separate settlement agreements with all but one of these plaintiffs resolving their claims, and the District Court has entered orders dismissing with prejudice each of those plaintiffs’ complaints against Visa U.S.A. Only the action brought by GMRI, Inc. against Visa U.S.A. remains pending. On May 14, 2007, the plaintiff in the GMRI, Inc. case sought to amend its complaint and consolidate the case with Multidistrict Litigation 1720. Visa U.S.A., Visa International and several of their member financial institutions named as defendants in Multidistrict Litigation 1720 opposed the plaintiff’s motion. On June 1, 2007, the plaintiff withdrew its request. On June 22, 2007, GMRI, Inc. filed suit against Visa International and various member financial institutions of Visa U.S.A. and/or Visa International in the U.S. District Court for the District of Minnesota, alleging both the merchant opt-out claims at issue in GMRI, Inc.’s suit against Visa U.S.A. and a number of the claims set forth in the class complaint filed in Multidistrict Litigation 1720 relating to interchange and Visa rules. In 2003, Visa U.S.A. established a litigation provision for the GMRI, Inc. case based on a calculation of what GMRI, Inc. would have received under the settlement of In re Visa Check/MasterMoney Antitrust Litigation if GMRI, Inc. had not opted out of that settlement. In December 2007, GMRI, Inc. and Visa U.S.A. agreed in principle to resolve the claims brought against Visa U.S.A. and Visa International through binding mediation.

“Indirect Purchaser” Actions

In addition, complaints have been filed in 19 different states and the District of Columbia alleging state antitrust, consumer protection and common law claims against Visa U.S.A. and MasterCard (and, in California Visa International) on behalf of putative classes of consumers. The claims in these actions largely mirror the allegations made in the U.S. merchant lawsuit and assert that merchants, faced with excessive merchant discount fees, have passed on some portion those fees to consumers in the form of higher prices on goods and services sold. Visa U.S.A. has been successful in the majority of these cases, as courts in 17 jurisdictions have granted Visa U.S.A.’s motions to dismiss for failure to state a claim or plaintiffs have voluntarily dismissed their complaints. The parties are awaiting a decision on Visa U.S.A.’s motion to dismiss in New Mexico. In California, the court granted Visa U.S.A. and Visa International’s demurrer, or motion to dismiss, with respect to claims brought under the Cartwright Act, but denied a similar motion with respect to Unfair Competition Law claims for unlawful, unfair and/or fraudulent business practices. Visa U.S.A. and Visa International subsequently filed a motion for judgment on the pleadings seeking dismissal of those latter claims in light of the Proposition 64 amendments to the Unfair Competition Law. After oral argument, the court denied this motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007. On July 24, 2007, a case management conference was held at which the court permitted certain further discovery and agreed to address plaintiffs’ proposed motion for collateral estoppel with respect to certain elements of a “tying” claim based on statements in the decision on cross-motions for summary judgment in In re Visa Check/MasterMoney Antitrust Litigation. On October 31, 2007, the court denied the plaintiffs’ collateral estoppel motion. In West Virginia, the action was brought against Visa U.S.A. by West Virginia’s attorney general as parens patriae for West Virginia consumers. The court denied Visa U.S.A.’s motion for summary judgment on October 14, 2005. On February 14, 2006, Visa U.S.A. answered the West Virginia complaint and the parties began discovery. On April 10, 2007, the court issued a stay of discovery pending its ruling on an antitrust standing issue. On April 27, 2007, Visa U.S.A. and the State of West Virginia reached an agreement in principle to settle all claims against Visa U.S.A. A loss provision was recorded in Visa U.S.A.’s consolidated statements of operations in connection with this settlement. Visa U.S.A. executed the final settlement agreement on January 7, 2008. On January 11, 2008, the parties submitted the agreement to the court for preliminary approval, which the court granted at a hearing on January 14, 2008.

For the three months ended December 31, 2007 and 2006, the Company recorded charges related to the Retailers’ settlement and other merchant litigation matters of $16 million and $19 million, respectively, which are reflected in the litigation provision and interest expense on the Company’s consolidated statements of operations. The primary component of these charges was accretion expense of $16 million and $17 million, respectively. Relating to these matters, cash payments of $1 million and $0 million were made for the three months ended December 31, 2007 and 2006.

Department of Justice Antitrust Case and Related Litigation

In October 1998, the U.S. Department of Justice, or DOJ, filed suit against Visa U.S.A., Visa International and MasterCard in the U.S. District Court for the Southern District of New York alleging that both Visa U.S.A.’s and MasterCard’s governance structures and policies violated U.S. federal antitrust laws. On October 9, 2001, the District Court issued an opinion upholding the legality and pro-competitive nature of “dual governance,” the situation where an employee of a member financial institution also serves on the board of directors of Visa U.S.A. or MasterCard while a portion of its card portfolio is issued under the brand of the other association. However, the court also held that Visa U.S.A.’s bylaw 2.10(e), which prohibited Visa members from issuing American Express or Discover cards, and a similar MasterCard rule constituted unlawful restraints of trade under the federal antitrust laws.

On November 26, 2001, the court issued a final judgment that ordered Visa U.S.A. to repeal bylaw 2.10(e) and enjoined Visa U.S.A. and Visa International from enacting or enforcing any bylaw, rule, policy or practice that prohibits its issuers from issuing general purpose credit or debit cards in the United States on any other general purpose card network. The final judgment also allowed some Visa issuers to terminate their issuance agreements. The final judgment imposed parallel requirements on MasterCard. After all appeals were exhausted, the final judgment became effective by court order on October 15, 2004.

Settlement Service Fee Litigation

On January 10, 2005, MasterCard filed a motion in the U.S. District Court for the Southern District of New York in connection with the DOJ litigation, renewing an earlier challenge to a Visa U.S.A. bylaw that provides for a settlement service fee. To ensure payment of Visa U.S.A.’s settlement obligation in the In re Visa Check/MasterMoney Antitrust Litigation case, Visa U.S.A. adopted the settlement service fee bylaw in June 2003. The bylaw provided that the settlement service fee is to be paid by certain Visa U.S.A. members that shift a substantial portion of their offline debit volume to another debit brand unless that shift is to the American

Express or Discover brands. MasterCard contended that the settlement service fee violated the final judgment in the DOJ litigation by effectively prohibiting Visa U.S.A. members from issuing MasterCard debit cards.

On August 18, 2005, the court issued an order appointing a special master to hear evidence regarding MasterCard’s challenge. An evidentiary hearing before the special master occurred in December 2005. In July 2006, the special master submitted his Findings of Fact and Conclusions of Law to the court, in which he concluded that Visa U.S.A. did not violate the final judgment in the DOJ action before October 15, 2004—the effective date of the Final Judgment—but that Visa U.S.A. did violate the final judgment by continuing to enforce the settlement service fee after October 15, 2004. Visa U.S.A. filed objections to the special master’s report and MasterCard asked the court to adopt the special master’s findings and conclusions. The court heard oral argument with respect to the proper scope of any remedy on April 23, 2007.

On June 7, 2007, the court issued an Opinion and Order holding that the settlement service fee violated the final judgment in the DOJ case as of October 15, 2004. On June 15, 2007, the court issued an Amended Opinion and Order, clarifying the remedy in the ruling. First, the court ordered Visa U.S.A. to repeal the settlement service fee bylaw. Second, the court gave any Visa U.S.A. debit issuer subject to the settlement service fee prior to its repeal that entered into an agreement that includes offline debit issuance with Visa U.S.A. on or after June 20, 2003 the right to terminate its agreement, provided that the issuer has entered into an agreement to issue MasterCard branded debit cards and the issuer repays to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement. On June 13, 2007, the parties entered into an agreement to toll the statute of limitations on certain potential claims MasterCard may have against Visa U.S.A. in connection with the settlement service fee.

Pursuant to the court’s order, the settlement service fee bylaw was rescinded as of the effective date of the order. On June 29, 2007, Visa U.S.A. filed a notice of appeal to the Second Circuit Court of Appeals. Visa U.S.A. also sought a stay pending appeal as to the contract termination portion of the court’s remedy, which the District Court denied.

On August 17, 2007, Discover Financial Services and DFS Services LLC (collectively, Discover) moved the District Court to intervene in the settlement service fee matter. Discover also sought to have the District Court modify its June 15, 2007 order to (1) extend the contract termination remedy to issuers entering into agreements with Discover; and (2) void certain provisions of Visa U.S.A.’s debit agreements. The court denied Discover’s motion on October 12, 2007. On September 11, 2007, Discover filed a motion to intervene in the settlement service fee case in the Second Circuit and asked the Second Circuit to remand the case to the District Court. Visa U.S.A. opposed Discover’s motion. Briefing is complete but no decision has been issued by the Second Circuit.

New Zealand Interchange Proceedings

The Commerce Commission, New Zealand’s competition regulator, filed a civil Statement of Claim in the High Court in Wellington on November 9, 2006, alleging that, among other things, the fixing of default interchange rates by Cards NZ Limited, Visa International, MasterCard and certain Visa International member financial institutions contravenes the New Zealand Commerce Act. On November 27, 2006, a group of New Zealand retailers filed a nearly identical claim against the same parties before the same tribunal. Both the Commerce Commission and the retailers seek declaratory, injunctive and monetary relief. On March 2, 2007, Visa International filed statements of defense in both cases, denying liability for any cause of action. Both cases were transferred to the commercial list at the High Court in Auckland in April 2007. The court approved a timetable for initial discovery and other procedural matters in June 2007; such discovery is now proceeding.

Currency Conversion Litigation

In 2000, a “representative” action was filed in California state court against Visa U.S.A. and Visa International in connection with an asserted 1% currency conversion “fee” assessed on member financial institutions by the payment card networks on transactions involving the purchase of goods or services in a foreign currency and the disclosure of that fee (Schwartz v. Visa International Corp. (sic), et al.). Plaintiffs claimed Visa’s currency conversion practices violated California Business & Professions Code Section 17200, and sought injunctive relief and restitution. Additional California state currency conversion class actions were filed against Visa U.S.A. and Visa International. Shrieve v. Visa U.S.A. Inc., et al. alleged that Visa had a duty to inform cardholders using debit cards overseas of the existence of the 1% currency conversion fee. Mattingly v. Visa U.S.A. Inc., et al. alleged Visa had a duty to inform cardholders using credit cards overseas of the existence of the 1% currency conversion fee. Baker v. Visa International Corp. (sic), et al. challenged Visa International’s calculation of currency conversion rates and the disclosure of those rates. All plaintiffs sought restitution and injunctive relief.

Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club, Inc. (Diners Club) and several Visa U.S.A. and Visa International member financial institutions, and in some cases their affiliates and parents, are also defendants in a number of federal class actions that allege, among other things, violations of federal antitrust laws based on the 1% currency conversion fee. Pursuant to orders of the Judicial Panel on Multidistrict Litigation, the federal complaints were consolidated or coordinated in MDL 1409 (In re Currency Conversion Fee Antitrust Litigation) in the U.S. District Court for the Southern District of New York.

On July 20, 2006, Visa U.S.A. and Visa International entered into a settlement agreement in MDL 1409. Under the terms of that settlement, the defendants, which include Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club Inc. and several banks, will pay $336.0 million to settle monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa U.S.A. and Visa International’s portion of the settlement payment, which has already been paid into a settlement fund, is approximately $100.1 million. In addition, Visa U.S.A. and Visa International agreed that for five years they would separately identify or itemize any fees added to transactions because they occurred in a foreign country or involved a foreign currency and would require U.S. issuing members to disclose certain changes, if any, to exchange rate practices. As part of this settlement, plaintiffs in Shrieve and Mattingly agreed that they would ask the court to dismiss their actions with prejudice as to Visa U.S.A. and Visa International once the MDL 1409 settlement receives court approval. Visa U.S.A., Visa International and MasterCard further agreed to pay $32.0 million in attorneys’ fees to resolve Schwartz. Visa U.S.A. and Visa International’s portion of this payment is approximately $18.6 million, which was paid into a settlement fund in September 2007.

Finally, Visa U.S.A. and Visa International entered into a settlement in Baker. Under the terms of this settlement agreement, the parties agreed to undertake their best efforts to secure certain changes to the notice of settlement to be provided to class members in MDL 1409, and plaintiffs agreed not to object or otherwise oppose approval of the MDL settlement agreement. Upon final approval of the MDL settlement agreement, plaintiffs shall seek to dismiss Baker. If Baker is dismissed, Visa U.S.A. and Visa International shall pay $1 million plus interest from September 14, 2006 as attorneys’ fees and costs. If, however, within 60 days of final approval of the MDL settlement agreement, Baker has still not been dismissed, Visa U.S.A. and Visa International shall pay $500,000 plus interest from September 14, 2006 as attorneys’ fees and costs.

On November 8, 2006, the court in MDL 1409 issued an order preliminarily approving the MDL settlement agreement. Among other things, this order created, for settlement purposes only, a Settlement Damages Class consisting of holders of U.S. issued Visa- or MasterCard-branded credit and debit cards or Diners Club-branded credit cards who used their cards to make a foreign payment transaction between February 10, 1996 and November 8, 2006, the Settlement Damages Class. The court also approved, for settlement purposes only, the “Settlement Injunctive Class,” which contains all persons who held a U.S. issued Visa- or MasterCard-branded credit or debit card or Diners Club-branded credit card as of November 8, 2006. Charge cards are included in the definition of “credit cards.” On November 14, 2006, the plaintiff in one case coordinated with MDL 1409 (Bildstein v. MasterCard International Incorporated) filed a Notice of Appeal from the grant of preliminary approval.

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the court appointed a special master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The special master submitted his report on or about July 10, 2007, and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the special master. On September 24, 2007, the court issued an order approving the revised notices, claim forms and settlement schedule submitted by the parties. Revised notices and claim forms will be mailed to identified class members in late November, and a revised publication notice will run in late November and early December. Class members will have until February 14, 2008 to object to or opt-out of the settlement. The Court moved the hearing on entry of Final Judgment and Order of Dismissal to March 31, 2008.

Based upon the court’s preliminary approval of the MDL 1409 settlement and other developments, approximately $100.1 million and $18.6 million have been paid into a settlement funds to resolve these claims against Visa U.S.A. and Visa International, and a legal accrual of approximately $1.0 million has been made for the remainder of the settlement in connection with these currency conversion cases. Should the MDL settlement agreement not receive final court approval, or otherwise terminate, we anticipate that the parties in all of the Currency Conversion Litigation actions would return to the status quo ante in their respective actions.

Morgan Stanley Dean Witter/Discover Litigation

In August 2004, the European Commission in Brussels issued a Statement of Objections against Visa International and Visa Europe alleging a breach of European competition law. The allegation arises from the Visa International and Visa Europe Rule (bylaw 2.12(b)) that makes certain designated competitors, including Morgan Stanley Dean Witter/Discover, ineligible for membership. On October 3, 2007, the European Commission fined Visa International and Visa Europe €10.2 million ($15 million) for infringing European Union rules on restrictive business practices (Article 81 of the EC Treaty and Article 53 of the EEA Agreement). On December 19, 2007, Visa Europe and Visa International appealed the European Commission’s ruling to the European Court of First Instance. Pursuant to existing agreements, Visa Europe has acknowledged full responsibility for the defense of this action, including any fines that may be payable.

Parke Litigation

On June 27, 2005, a purported consumer and merchant class action was filed in California state court against Visa U.S.A., Visa International, MasterCard, Merrick Bank and CardSystems Solutions, Inc. The complaint stems from a data-security breach at CardSystems, a payment card processor that handled Visa and other payment brand transactions. The complaint alleges that Visa U.S.A. and Visa International’s failure to inform cardholders of the CardSystems breach in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California’s statutory privacy-notice law. In August 2005, the court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information, and in September 2005 denied plaintiffs’ motion for a preliminary injunction. Also in September 2005, the court dismissed the claims brought by the merchant class. On November 18, 2005, the defendants answered the remaining claims. Limited discovery occurred.

CardSystems filed for bankruptcy in U.S. District Court for the District of Arizona in May 2006, staying the litigation as to it. The plaintiffs removed the case to U.S. District Court for the Northern District of California on August 10, 2006, and then sought to transfer the case to federal court in Arizona. Visa U.S.A., Visa International and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case. Proceedings involving CardSystems continue in the bankruptcy court in Arizona, and the California state court plaintiffs appear to be pursuing claims against CardSystems in that forum. The state court in California has not set discovery deadlines or a trial date. The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to the Company’s consolidated financial statements.

The ATM Exchange Litigation

On November 14, 2005, The ATM Exchange filed a complaint for money damages against Visa U.S.A. and Visa International in the U.S. District Court for the Southern District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation and fraudulent misrepresentation, alleging that Visa’s deferment of a July 1, 2004 member deadline that required newly deployed ATMs to be certified by a Visa- recognized laboratory as meeting certain PIN-entry device testing requirements harmed the plaintiff by reducing demand for its ATM upgrade solution. The parties engaged in written discovery, party and third-party depositions and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated that it would set another trial date, if necessary, in its forthcoming ruling on the motions for summary judgment.

District of Columbia Civil Investigative Demand

On January 5, 2007, the Office of the Attorney General for the District of Columbia issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 28-4502 of the District of Columbia Antitrust Act. The D.C. Attorney General’s office is coordinating parallel investigations by the Attorneys General of New York and Ohio. The CID seeks documents and narrative responses to several interrogatories and document requests, which focus on PIN debit. Visa U.S.A. continues to cooperate with the Attorneys General in connection with the CID.

U.S. Department of Justice Civil Investigative Demands

On September 26, 2007, the Antitrust Division of the United States Department of Justice (the “Division”) issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents, data and narrative responses to several interrogatories and document requests, which focus on PIN debit and Visa’s No Signature Required program.

On September 27, 2007, the Division issued a second CID to Visa U.S.A., also seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents in response to several requests, which focus on Visa U.S.A.’s agreements with banks that issue Visa debit cards. Visa U.S.A. is cooperating with the Division in connection with both CIDs.

AAA Antiques Mall

On November 13, 2007, a putative class action lawsuit was filed in Maryland state court against Visa U.S.A., MasterCard Worldwide, and Discover Financial Services. Plaintiff AAA Antiques Mall, Inc. alleges that “credit card fees” assessed by defendants as to the state tax portion of a sales transaction constitute unjust enrichment and/or intentional misrepresentation. On January 2, 2008, Visa U.S.A. removed the case to U.S. District Court for the District of Maryland. At this time, it is too early to make any reasonable evaluation of the claims alleged.

Intellectual Property Litigation

Cryptography Research

On September 29, 2004, Cryptography Research, Inc. (“CRI”) filed suit against Visa International in U.S. District Court for the North District of California asserting claims for breach of contract, misrepresentation, and infringement of eight U.S. patents. These causes of action are based upon CRI’s allegations that Visa International has improperly used, or induced others to use, technology allegedly developed by CRI for securing “Smart Cards” against attacks designed to discover secret information, such as the secret key for performing cryptographic operations. On March 7, 2005, CRI filed an amended complaint identifying claims for breach of contract, misrepresentation, fraud in the inducement and infringement of the eight Patents in Suit. The breach of contract, misrepresentation and fraud in the inducement claims stem from a September 2, 1998 Intellectual Property License Agreement between CRI and Visa International. The license agreement granted Visa International worldwide rights to CRI’s patent applications that ultimately matured into the Patents in Suit.

On March 22, 2007, CRI filed its Second Amended Complaint, adding claims for breach of fiduciary duty and violation of Section 1 of the Sherman Act and California’s Unfair Competition Law. CRI further alleges that Visa International is liable under California’s Cartwright Act, Bus. & Prof. Code Sections 16720-70 and the California Business & Professions Code §§ 17200 et seq. Visa International filed its answer to the Second Amended Complaint and related counterclaims on April 23, 2007.

Discovery in this matter is currently ongoing and is scheduled to be completed on May 12, 2008. Six claims construction orders have been issued. CRI filed a motion for reconsideration of the fifth order, but the Court has not yet set a hearing on this motion. A pretrial conference is scheduled for September 15, 2008, but no trial date has been set. On January 15, 2008, the court held a hearing to address CRI’s motion to bifurcate discovery of the antitrust claims from the remaining claims and to divide the trial of this matter into three phases. The court also addressed Visa’s motion to dismiss the antitrust claims and further scheduling matters. On February 13, 2008, the court granted Visa International’s motion to dismiss and gave CRI 30 days to amend its complaint. The court denied CRI’s request to bifurcate discovery but ruled that the trial will be bifurcated into several phases by subject matter.

Vale Canjeable

On November 21, 2006, Vale Canjeable Ticketven, C.A., filed an action in the Fifth Municipal Court of Caracas, Venezuela against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. In December 2006, Vale Canjeable Ticketven, C.A. also filed a claim with the Fourth Commercial Court of First Instance of Caracas, alleging that the defendants infringed the plaintiff’s rights as the holder of the trademark registries and requesting declarative, injunctive and monetary relief. The plaintiff also requested that the court order the defendants to pay the legal costs and expenses related to the judicial process.

On November 29, 2006, the Fifth Municipal Court of Caracas granted a preliminary injunction prohibiting use of the “Vale” in the Venezuelan market of food vouchers. On December 6, 2006, Visa International filed a constitutional objection to the court’s ruling. The objection was dismissed on December 19, 2006 by the Fourth Commercial Court of First Instance of Caracas. Visa International appealed this decision, which was denied in March 2007. On March 21, 2007, defendants filed a motion with the Fourth Commercial Court of First Instance of Caracas, seeking revocation of the preliminary injunction granted by the Fifth Municipal Court of Caracas. This motion was denied on July 11, 2007. Visa International immediately filed an appeal of this decision with the Superior Court.

On July 26, 2007, Visa International made a request for the removal of the First Instance Judge from the case and such request was granted on September 25, 2007. A new judge was assigned to finalize the discovery phase of the case. On November 1, 2007, Visa International filed its written conclusions explaining how the evidence collected during discovery supports its arguments. On November 21, 2007, Visa International filed an appeal of the decision denying suspension of the preliminary injunction with the newly assigned judge. This appeal was denied on December 18, 2007.

Starpay and VIMachine

On May 8, 2003, Starpay and VIMachine sued Visa U.S.A. and Visa International in U.S. District Court for the Northern District of Texas, claiming that Visa used information provided by Starpay in 2000 to create VbV and to file a Visa patent application on the technology underlying VbV. Two claims are asserted: infringement of VIMachine’s patent and misappropriation of Starpay’s trade secrets. On February 23, 2004, Visa U.S.A. and Visa International answered the complaint and filed a counterclaim for a declaratory judgment that Visa U.S.A. and Visa International are not infringing the asserted patent and/or that the patent is invalid. On March 16, 2004, Starpay filed its answer to Visa U.S.A. and Visa International’s counterclaim.

The Magistrate Judge held hearings on the issue of the construction of various claims of the patent and on January 19, 2006 issued a Report and Recommendation making findings and recommendations. In February 2006, the parties filed their respective objections to the Report with the District Court Judge. On September 10, 2007, the District Court issued an order resolving the parties’ various objections and finalized the claim construction. The court has set a schedule that calls for the completion of discovery by April 18, 2008 and the filing of any dispositive motions by May 16, 2008. No trial date has been set.

On January 7, 2008, Visa U.S.A. and Visa International filed a Motion for Partial Summary Judgment of Non-Infringement and/or Invalidity of U.S. Patent No. 5,903,878 (“the ‘878 patent”). The motion was made on the grounds that (1) the accused VbV system lacks the “unique transaction identifier” element of the claims of the ‘878 patent; and (2) the ‘878 patent is invalid in light of at least three prior art patents.

The parties reached an agreement in principle to settle the dispute in January 2008. The amount of the settlement is not material to the Company’s financial statements taken as a whole.

PrivaSys

On June 20, 2007, PrivaSys, Inc. filed a complaint in U.S. District Court for the Northern District of California against Visa International and Visa U.S.A for patent infringement. PrivaSys alleges that Visa’s contactless payment technology infringes U.S. Patent No. 7,195,154, which we refer to as the ‘154 patent’), entitled “Method for Generating Customer Secure Card Numbers.” Visa U.S.A. and Visa International filed their respective answers and counterclaims on August 21, 2007 alleging that Visa did not infringe the ‘154 patent, that the ‘154 patent is invalid and that the patent is unenforceable due to inequitable conduct and prosecution laches. On September 28, 2007, PrivaSys filed a motion requesting leave to file an amended complaint adding JPMorgan Chase & Co. and Wells Fargo & Co. as defendants. Visa U.S.A. and Visa International opposed this motion on October 26, 2007 and asked the court, in the alternative, to stay all proceedings against Visa issuing financial institutions pending resolution of the issue of whether the Visa technology infringes the PrivaSys patent. On November 14, 2007, the court granted PrivaSys’s motion for leave to file the amended complaint. On December 5, 2007, Visa U.S.A. filed an answer to the amended complaint. The parties reached an agreement in principle to settle the dispute in December 2007. In light of this agreement, on January 9, 2008 the court dismissed the case with prejudice, provided that the settlement is finalized within 90 days of the dismissal. The parties executed the final settlement agreement in February 2008. The amount of the settlement is not material to the Company’s financial statements taken as a whole.

Every Penny Counts, Inc.—Prepaid Cards

On July 17, 2007, Every Penny Counts, Inc. filed a complaint in the U.S. District Court for the Middle District of Florida against Visa U.S.A., MasterCard and American Express for infringement of four of its patents. Plaintiff amended its complaint on September 27, 2007 to add Green Dot Corp. as a party and to add a fifth patent to its suit. The Complaint now alleges that the defendants’ “open” prepaid card products infringe U.S. Patent No. 5,621,640 (“Automatic Philanthropic Contribution System”). U.S. Patent No. 6,112,191 ( “Method and System to Create and Distribute Excess Funds from Consumer Spending Transactions”). U.S. Patent No. 6,088,682 (“Funds Distribution System Connected with Point of Sale Transactions”), U.S. Patent No. 6,876,971 (“Funds Distribution System Connected with Point of Sale Transaction”) and U.S. Patent No. 7,171,370 (“Funds Distribution System Connected with Point of Sale Transactions”). Visa U.S.A. filed a Motion to Dismiss, or in the Alternative for a More Definite Statement, based on the plaintiff’s failure to identify which products or services offered by Visa U.S.A. purportedly infringe which of the plaintiff’s patents on October 12, 2007. The court denied the motion on October 29, 2007. On November 13, 2007, Visa U.S.A. filed its answer and counterclaims alleging that Visa does not infringe the plaintiff’s patents, that the plaintiff’s patents are invalid, and that the plaintiff’s patents are unenforceable to prosecution laches and inequitable conduct. The court issued an order on December 13, 2007 setting procedural deadlines for the claim construction and scheduling a Markman hearing in May 2008.

Note 24—Subsequent Event

On February 21, 2008, pursuant to the Company’s retrospective responsibility plan, the litigation committee determined that the escrow amount should be established at $3.0 billion. This amount will be deposited in an escrow account promptly following, and contingent upon, the completion of this offering. In accordance with the terms of the retrospective responsibility plan, settlements of, or judgments in, covered litigation will be payable from this account. See Note 5—Retrospective Responsibility Plan. For the quarter ended March 31, 2008, the Company currently expects to record an additional litigation provision of approximately $285 million related to the covered litigation, which will be recorded as a charge against income. The determination to record this additional provision is based on management’s present understanding of its litigation profile and the specifics of each case, and takes into account the determination of the litigation committee.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Visa Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Visa U.S.A. Inc. and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, changes in equity (deficit), comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Visa U.S.A. Inc. and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

December 19, 2007

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2007	September 30, 2006
	(in thousands)
Assets
Cash and cash equivalents	$275,379	$270,124
Investment securities, available-for-sale	747,080	660,451
Accounts receivable	245,215	216,585
Settlement receivable	9,501	41,450
Current portion of volume and support incentives	96,147	107,593
Current portion of deferred tax assets	795,013	149,671
Prepaid and other current assets	338,604	148,057

Total current assets	2,506,939	1,593,931

Investment securities, available-for-sale	737,498	515,290
Volume and support incentives	44,279	43,071
Investment in Visa International	226,524	186,353
Facilities, equipment and software, net	313,092	280,899
Deferred tax assets	470,626	237,533
Other assets	91,159	106,841

Total assets	$4,390,117	$2,963,918

Liabilities
Accounts payable	$98,586	$119,075
Settlement payable	49,882	88,767
Accrued compensation and benefits	244,314	179,557
Volume and support incentives	187,693	215,590
Current portion of member deposits	3,320	134,070
Accrued liabilities	420,739	407,480
Current portion of long-term debt	41,280	32,339
Current portion of accrued litigation	2,236,275	216,085

Total current liabilities	3,282,089	1,392,963

Member deposits	—	3,320
Other liabilities	125,028	122,083
Long-term debt	—	41,280
Accrued litigation	1,445,717	783,618

Total liabilities	4,852,834	2,343,264

Minority interest	38,610	37,840
Commitments and contingencies (Note 19)

Equity
Accumulated net (loss) income (Note 12)	(500,999)	583,772
Accumulated other comprehensive loss (Note 12)	(328)	(958)

Total (deficit) equity	(501,327)	582,814

Total liabilities, minority interest and equity	$4,390,117	$2,963,918

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

VISA INC. CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Operating Revenues
Service fees	$1,944,537	$1,609,642	$1,446,516
Data processing fees	1,416,075	1,247,969	1,139,080
Volume and support incentives	(504,780)	(587,751)	(524,107)
International transaction fees	454,168	397,954	360,269
Other revenues	279,796	280,312	242,847

Total operating revenues	3,589,796	2,948,126	2,664,605

Operating Expenses
Personnel	721,381	671,093	618,723
Network, EDP and communications	366,231	327,593	338,288
Advertising, marketing and promotion	580,883	473,945	456,922
Visa International fees	172,728	159,264	168,455
Professional and consulting fees	334,290	291,235	273,009
Administrative and other	210,948	272,448	223,952
Litigation provision	2,652,830	22,878	132,334

Total operating expenses	5,039,291	2,218,456	2,211,683

Operating (loss) income	(1,449,495)	729,670	452,922
Other Income (Expense)
Equity in earnings of unconsolidated affiliates	40,276	13,355	30,799
Interest expense	(80,658)	(89,539)	(108,485)
Investment income, net	102,459	68,330	81,009

Total other income (expense)	62,077	(7,854)	3,323

(Loss) income before income taxes and minority interest	(1,387,418)	721,816	456,245
Income tax (benefit) expense	(315,993)	251,338	183,296

(Loss) income before minority interest	(1,071,425)	470,478	272,949
Minority interest	(4,670)	(15,917)	(8,248)

(Loss) income before cumulative effect of change in accounting principle	(1,076,095)	454,561	264,701
Cumulative effect of accounting change, net of tax (Note 3)	—	—	95,744

Net (loss) income	$(1,076,095)	$454,561	$360,445

Pro forma amounts assuming the accounting changes are applied retroactively (Note 3)	$—	$—	$264,701

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Accumulated Net (Loss) Income	Accumulated Other Comprehensive Income (Loss)	Total (Deficit) Equity
	(in thousands)
Balance at September 30, 2004	$(231,234)	1,333	(229,901)
Net income	360,445		360,445
Other comprehensive loss, net of tax		(4,923)	(4,923)

Comprehensive income			355,522

Balance at September 30, 2005	$129,211	$(3,590)	$125,621

Net income	454,561		454,561
Other comprehensive income, net of tax		2,632	2,632

Comprehensive income			457,193

Balance at September 30, 2006	$583,772	$(958)	$582,814

Net loss	(1,076,095)		(1,076,095)
Other comprehensive income, net of tax		2,959	2,959

Comprehensive loss			(1,073,136)
Adjustment to initially apply SFAS 158, net of tax (Note 12)	(8,676)	(2,329)	(11,005)

Balance at September 30, 2007	$(500,999)	$(328)	$(501,327)

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Net (loss) income	$(1,076,095)	$454,561	$360,445
Other comprehensive income (loss) , net of tax:
Net unrealized gain (loss) on investment securities, available-for-sale	8,465	5,589	(366)
Income tax (expense) benefit	(3,079)	(2,018)	385
Reclassification adjustment for net gain realized in net income	(3,816)	(1,473)	(7,732)
Income tax benefit	1,389	534	2,790

Other comprehensive income (loss), net of tax	2,959	2,632	(4,923)

Comprehensive (loss) income	$(1,073,136)	$457,193	$355,522

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Operating Activities
Net (loss) income	$(1,076,095)	$454,561	$360,445
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of facilities, equipment and software	125,505	123,361	118,531
Amortization of intangibles, investments, debt issuance costs, and accretion of member deposits	11,135	16,802	16,997
Asset impairment	—	13,167	1,276
Net realized gain on investment securities	(3,816)	(1,473)	(7,732)
Gain on sale of joint venture	—	—	(41,968)
Loss on sale of assets	2,262	3,213	—
Gain on distribution from partnership investment	(435)	—	—
Minority interest	4,670	15,917	8,248
Amortization of volume and support incentives	489,053	580,043	572,777
Accrued litigation and accretion	2,912,790	114,468	226,222
Equity in earnings of unconsolidated affiliates	(40,276)	(13,355)	(30,802)
Cumulative effect of accounting change – equity in earnings of Visa International	—	—	(95,744)
Deferred income taxes	(873,695)	31,630	85,186
Change in operating assets and liabilities:
Accounts receivable	(28,630)	(18,337)	(14,285)
Settlement receivable	31,949	(6,153)	(17,624)
Volume and support incentives	(506,712)	(405,470)	(473,374)
Other assets	(172,164)	(62,300)	(76,336)
Accounts payable	(20,491)	(8,500)	56,580
Settlement payable	(38,885)	24,794	28,593
Accrued compensation and benefits	64,757	20,664	(11,595)
Accrued and other liabilities	(2,648)	16,788	185,772
Accrued litigation	(230,500)	(322,685)	(267,807)
Member deposits	(142,627)	(142,627)	(142,731)

Net cash provided by operating activities	505,147	434,508	480,629

Investing Activities
Investment securities, available-for-sale:
Purchases	(3,070,490)	(3,783,841)	(1,896,715)
Proceeds from sales and maturities	2,769,231	3,607,904	1,425,427
Proceeds from sale of interest in Inovant LLC	—	—	2,424
Distributions from joint venture	—	—	20,000
Proceeds from sale of joint venture	—	—	95,000
Contributions to joint venture	(2,500)	—	—
Distributions from partnership investment	478	—	—
Purchases of facilities, equipment, and software	(159,960)	(87,265)	(119,267)

Net cash used in investing activities	(463,241)	(263,202)	(473,131)

Financing Activities
Principal payments on debt	(33,200)	(33,200)	(33,200)
Principal payments on capital lease obligations	(3,451)	(3,379)	(568)
Minority interest distribution	—	—	(12,198)

Net cash used in financing activities	(36,651)	(36,579)	(45,966)

Increase (decrease) in cash and cash equivalents	5,255	134,727	(38,468)
Cash and cash equivalents at beginning of year	270,124	135,397	173,865

Cash and cash equivalents at end of year	$275,379	$270,124	$135,397

Supplemental Disclosure of Cash Flow Information
Income taxes paid, net of refunds	$413,239	$261,600	$122,529
(Decreases) increase in accounts payable and accrued and other liabilities related to purchases of facilities, equipment, and software	$(5,723)	$9,033	$6,257
Interest payments on debt and capital lease	$3,598	$5,772	$7,585
Increase in other assets related to sale of fixed assets	$2,888	$—	$—

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization

Visa U.S.A. Inc. (Visa, Visa U.S.A., or the Company) consists of Visa U.S.A. and its wholly-owned subsidiaries: Inovant, Inc., International Anasazi, Inc., Interlink Network, Inc., Integrated Solutions Concepts, Inc., Debit Processing Services, Inc., Plus System, Inc., and Advanced Resolution Services, Inc. The Company also has a 69% ownership interest in Inovant LLC.

In June 2006, the Company dissolved its wholly-owned subsidiary, Merchant Processing Holdings, Inc. (MPH). MPH held the Company’s joint venture interest in Vital Processing Services LLC, which was sold in March 2005.

In June 2005, the Company incorporated Advanced Resolution Services, Inc., a Delaware corporation, as a wholly-owned subsidiary of Visa U.S.A. in order to provide various fraud-prevention and security-related services to Visa members.

Prior to the October 2007 reorganization, the Company along with Visa International (comprising the operating regions of Asia Pacific (AP), Latin America and Caribbean (LAC) and Central and Eastern Europe, Middle East and Africa (CEMEA)), Visa Canada Association (Visa Canada) and Visa Europe Limited (Visa Europe) operated as one of five entities related by ownership and membership to Visa. Each of Visa U.S.A., Visa Canada, Visa Europe, Visa AP, Visa LAC and Visa CEMEA operated as a separate geographic region, serving its member financial institutions and administering Visa programs in its respective region. After the reorganization, Visa U.S.A., Visa International and Visa Canada became subsidiaries of Visa Inc., a Delaware stock corporation. See Note 21—Subsequent Event.

Visa U.S.A. operates a payments system that enables consumers and businesses to conduct their financial transactions using efficient, secure and guaranteed payment products in lieu of cash, checks, and other forms of payment. The Company’s customers are financial institutions and merchants that participate in the payment system in the normal course of business.

Visa U.S.A.’s products and services enable its members to participate in an international payment system that none could offer individually. Visa U.S.A. does not issue cards, set fees, or determine the interest rates consumers will be charged on Visa-branded cards. Visa U.S.A.’s issuing members have the independent responsibility individually to determine these and most other competitive card features. These functions are performed by Visa member financial institutions in competition with one another.

Membership in Visa U.S.A. is composed of financial institutions participating in this payments system. At its April 2006 Annual Meeting, the Company adopted an amended Certificate of Incorporation and amended bylaws which changed the composition of the Board of Directors and clarified dividend, dissolution, membership interest and voting rights. In accordance with the Company’s Certificate of Incorporation and bylaws, members pay service fees each quarter based on payments volume for the preceding quarter. Payments volume is defined as total monetary value of transactions for goods and services purchased, initiated with Visa products, including PIN-based debit volume, and excluding cash volume. Members’ dividend and dissolution rights, membership interests in the corporation and voting rights are based on the members’ respective cumulative portions of the total of all of certain fees paid to the Company up to the most recent Reference Date as defined in the amended Certificate of Incorporation. The initial Reference Date was May 1, 2006 and members’ proportions will be adjusted at each third anniversary of that date. Prior to the October 2007 reorganization, the Board of Directors included independent Directors who met eligibility requirements set forth in the Certificate of Incorporation, including the definition of independence from the Company and its members. The chief executive officers of the Company and of Visa International Service Association (Visa International) served as ex officio non-voting

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directors. Directors other than ex officio directors were elected in at-large voting by members in accordance with voting rights and director qualifications set forth in the Company’s bylaws. Under the amended Certificate of Incorporation, the directors served staggered terms of two years. Members represented on the Board of Directors at September 30, 2007 accounted for 39% of total payments volume for the twelve months ended June 30, 2007. Visa U.S.A.’s members, which are comprised of domestic banks and other financial institutions, represent 100% of the Company’s payments volume.

The Company has one operating and reportable segment, “Payment Services,” in the United States. The Company’s activities are interrelated and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of Visa U.S.A. as one operating and reportable segment.

Note 2—Significant Accounting Policies

Basis of Presentation

Visa U.S.A. and its subsidiaries prepare their financial statements in conformity with accounting principles generally accepted in the United States of America.

Consolidation

The consolidated financial statements include the accounts of Visa U.S.A. and its subsidiaries after elimination of intercompany accounts and transactions. The Company consolidates entities when it has a greater than 50% ownership or when it exercises control. Minority interest is recorded for consolidated entities in which the Company has less than 100% ownership interest. Minority interest represents the 31% equity interest in Inovant LLC which is not owned by the Company.

Reclassifications

Certain reclassifications, not affecting net income, have been made to prior period information to conform to the current period presentation format.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include certain revenue discounts and volume-based support incentives, assumptions used in the determination of pension and postretirement costs, discount rates used to estimate the present value of long-term obligations and assumptions used in the calculation of income taxes, among others.

Cash, Cash Equivalents and Investments

Cash and cash equivalents include cash and certain highly liquid investments with original maturities of ninety days or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value. Investments with original maturities beyond ninety days and maturing in less than one year are considered short-term investments. Investments with maturities in excess of one year are considered long-term investments.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company classifies its debt and marketable equity securities as available-for-sale. These securities are recorded at cost at the time of purchase and are carried at fair value, based on current market or broker quotations. Unrealized gains and losses are reported in Other Comprehensive Income, net of tax. The Company does not engage in investment trading activities. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In evaluating other-than-temporary impairment, the Company reviews sustained declines in market price below the amount recorded for the investment and the Company’s intent and ability to hold the investment until recovery, which may in certain cases be maturity. The Company considers the length of time and extent to which market value has been less than cost and other relevant factors such as the issuer’s financial condition and the Company’s investment horizon. Net realized gains and losses are determined on a specific identification basis and are included in Investment Income, Net on the Company’s consolidated statements of operations.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield and are included in Investment Income, Net on the Company’s consolidated statements of operations. Dividend and interest income are recognized when earned and are included in Investment Income, Net on the Company’s consolidated statements of operations.

Financial Instruments

The Company considers cash and cash equivalents, short-term investments, long-term investments, notes receivable, short-term debt, notes payable, settlement guarantees and settlement receivable and payable to be financial instruments. Except as described in Note 14—Debt, the estimated fair value of such instruments at September 30, 2007 and 2006 approximate their carrying values as reported in the Company’s consolidated balance sheets.

Settlement Receivable and Payable

The Company operates systems for clearing and settling deposit access products. Net settlements are generally cleared within one to two business days, resulting in amounts due from and to financial institutions customers. These settlement amounts are stated at cost and presented on a gross basis on the Company’s consolidated balance sheets.

Indemnification

The Company accounts for indemnifications using the framework of Financial Accounting Standards Board (FASB) Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires that an obligation be recorded if estimable, regardless of the probability of occurrence. The Company indemnifies issuing and acquiring financial institution customers from settlement losses suffered by reason of the failure of any other customer to honor drafts, travelers checks, or other instruments processed in accordance with operating regulations. The Company’s estimate of its liability for settlement indemnification is included in accrued liabilities on the Company’s consolidated balance sheets and is described in Note 19—Commitments and Contingencies.

Prepaid Assets

The Company records prepayments of goods and services. The amounts are recorded in prepaid and other current assets and other assets on the Company’s consolidated balance sheets. The Company expenses these amounts ratably to the consolidated statements of operations over the period of benefit.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in Joint Ventures, Affiliates and Subsidiaries

Investments resulting in ownership of approximately 20% to 50%, or in excess of 5% of a flow-through entity (e.g., limited partnerships, limited liability companies), are accounted for using the equity method. Investments in business entities over which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Under the equity method, the Company’s share of each entity’s profit or loss is reflected currently in the Company’s consolidated statements of operations rather than when realized through dividends or distributions. Other non-marketable investments, resulting in ownership interests of less than these percentages, are accounted for using the cost method.

The Company has interests in certain limited partnerships and limited liability companies and has evaluated these entities for consolidation using the framework established by Financial Interpretation No. 46 (revised), “Consolidation-Variable Interest Entities: Guidance on Applying FASB Interpretation No. 46 (revised 2003), Consolidation of Variable Interest Entities” (FIN 46R). The Company has determined that its ownership in these entities does not constitute ownership of Variable Interest Entities as defined in FIN 46R. The Company is not the primary beneficiary of these entities and has accounted for these investments under the equity method.

Facilities, Equipment and Software

Facilities, equipment and software are recorded at historical cost and are depreciated on a straight-line basis over their estimated useful lives, which range from three to forty years, except for land and construction-in-progress, which are not depreciated. The estimated useful lives of the respective classes of assets are as follows:

Facilities
Buildings	40 years
Building improvements	3 to 40 years
Leasehold improvements	Shorter of useful life of the asset or lease term
Furniture and fixtures	5 to 7 years

Equipment	3 to 5 years

Software	3 to 5 years

Pursuant to the American Institute of Certified Public Accountants’ Statement of Position No. 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” (SOP 98-1) computer software development expense incurred during the development stage of projects is capitalized. Under SOP 98-1, costs incurred prior to reaching the development stage of projects and other research and development costs are expensed as incurred.

The Company capitalizes purchased software. Capitalized software costs included in facilities, equipment and software, net on the Company’s consolidated balance sheets are amortized on a straight-line basis over their estimated useful lives of up to five years.

Costs for maintenance and repairs are charged to expense as incurred, while major improvements that increase the functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment

In accordance with FASB Statement of Financial Accounting Standard (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company evaluates the recoverability of all long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of an asset, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows.

Volume and Support Incentives

Volume and support incentives are incentive agreements with financial institutions, merchants and other business partners designed to build payments volume and increase product acceptance. The Company capitalizes certain incentive payments under volume and support incentives on the Company’s consolidated balance sheets related to signing or renewing long-term contracts in instances where the Company receives a commitment from the member to generate a substantial portion of its credit and debit card payments volume on Visa-branded products for an agreed upon period of time. Volume and support incentives are accrued based on management’s estimate of the members’ performance according to provisions in the related agreements. These accruals are regularly reviewed and estimates of performance are adjusted as appropriate. Capitalized costs and the Company’s estimated obligations under these agreements are amortized as a reduction of operating revenue on either a straight-line or a sales-volume basis over the period of benefit.

Accrued Litigation

The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, “Accounting for Contingencies.” These judgments are subjective based on the status of legal or regulatory proceedings, the merits of the Company’s defenses and consultation with in-house and external legal counsel. The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Litigation contingencies are reviewed on an ongoing basis to confirm that the appropriate liability has been recorded on the Company’s consolidated balance sheets. The actual outcomes of related legal proceedings may materially differ from the Company’s judgment.

Accrued litigation obligation is accounted for using the present value of actual and estimable future payment obligations, discounted at the estimated rate of sources of credit that could be used to finance the payment of such obligations with similar terms. The current portion of accrued litigation obligation represents the present value of payments to be made over the next year. See Note 20—Legal Matters.

The Company expenses legal costs as incurred.

Revenue Recognition

The Company’s revenue is comprised principally of service fees, data processing fees, international transaction fees and other revenues, reduced by costs incurred under volume and support incentives. The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition” (SAB 104) and Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). Revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Service fees predominantly represent payments by customers with respect to their card programs carrying marks of the Visa brand. Service fees are based principally upon spending on Visa-branded cards for goods and services as reported on member financial institution quarterly operating certificates. Current quarter service fees are assessed and recognized ratably over the quarter using a calculation of pricing applied to prior quarter payments volumes. Also included in service fees are acceptance fees which are designed to support ongoing acceptance and volume growth initiatives.

Data processing fees represent user fees for authorization, clearing, settlement, transaction processing services and other maintenance and support services that facilitate transaction and information processing among the Company’s members globally, Visa International, Visa Canada and Visa Europe. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

International transaction fees are assessed to customers on foreign transactions of U.S.-based issuing banks and domestic transactions of foreign-based issuing banks in cross-border transactions. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

Other revenues represent optional card enhancements, such as extended cardholder protection and concierge services, cardholder services, software development services and other services provided to members, Visa International, Visa Canada and Visa Europe. Software development services are provided through Inovant LLC on a time and materials basis primarily to Visa International, Visa Europe and Visa Canada. Development services are recognized as revenue in the period services are rendered.

For certain programs, the Company records deferred revenue when cash is collected from members in advance of the use of funds for designated program purposes. Revenue is recognized when funds are used for designated program purposes. Deferred revenue is included in accrued liabilities in the Company’s consolidated balance sheets. See Note 11—Accrued Liabilities.

Advertising Costs

In accordance with SOP 93-7, “Reporting on Advertising Costs,” the Company expenses the production of advertising as incurred. The cost of media advertising is expensed when the advertising takes place. Total advertising costs, included in advertising, marketing and promotion on the consolidated statements of operations, were $344.1 million, $343.4 million and $335.4 million in fiscal 2007, 2006 and 2005, respectively.

Legal Costs

Legal costs for third party services provided in connection with ongoing legal matters are expensed as incurred. Legal costs are included in professional and consulting fees on the consolidated statements of operations.

Operating Leases

The Company evaluates the impact of rent escalation clauses and lease incentives, including rent abatements and tenant improvement allowances included in its operating leases. Rent escalation clauses and lease incentives are considered in determining total rent expense to be recognized during the term of the lease, which begins on the date the Company takes control of the leased space. Rent expense related to lease agreements which contain escalation clauses are recorded on a straight-line basis. Renewal options are considered by evaluating the overall term of the lease.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pension and Postretirement Plans

The Company accounts for its defined benefit pension and postretirement plans within the framework of FASB SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))” (SFAS 158). See “—Recently Adopted Accounting Pronouncements” below.

The plans are actuarially evaluated, which includes the use of several assumptions. Critical assumptions for qualified pension plans include the discount rate and the expected rate of return on plan assets (for qualified pension plans), which are important elements of expense and/or liability measurement. Other assumptions involve demographic factors such as retirement, mortality, turnover and the rate of compensation increases. The Company evaluates assumptions annually and modifies the assumptions as appropriate.

The Company uses a discount rate to determine the present value of its future benefit obligations. The Company uses a “bond duration matching” methodology to calculate the discount rate. Under this approach, the discount rate is determined by projecting the plans’ expected future benefit payments, as defined for the projected benefit obligations, and by discounting those expected payments using an average of yield curves constructed based on a large population of high-quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected assets allocation, as well as historical and expected returns on each plan asset class. Any difference between actual and expected plan experience, including asset return experience in excess of the larger of 10% of assets or liabilities, is recognized in the net periodic pension calculation over the expected average employee future service, approximately 9 years. The gains and losses of certain smaller nonqualified pension plans are recognized immediately in the year in which they occur.

The Company immediately recognizes a net settlement loss for previously unrecognized losses when it makes substantial excess pension plan payments. See Note 12—Pension, Postretirement and Other Benefits.

Recently Adopted Accounting Pronouncements

In fiscal 2007, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))” (SFAS 158). Visa U.S.A.’s adoption of SFAS 158 conformed the plan’s measurement date to the Company’s fiscal year end and resulted in an after tax equity charge of approximately $9 million. The Company also recorded an after tax equity charge of approximately $2 million to recognize the under-funded status of the plan. See Note 12—Pension, Postretirement and Other Benefits.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Cumulative Effect of Adoption of Accounting Principle

Investment in Visa International

During 2005, the Company adopted Emerging Issues Task Force No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (EITF 02-14). EITF 02-14 provides guidance related to investments where the investor has the ability to exercise significant influence over operating and financial policies of the investee and where the investment conveys rights and privileges substantially similar to common stock. EITF 02-14 defines criteria for evaluating whether an investment is “in-substance” common stock. Investments meeting these criteria are accounted for under the equity method if significant influence is deemed to exist.

Visa U.S.A.’s influence over Visa International is demonstrated by its representation on Visa International’s Board of Directors, significant related party transactions and technological interdependence. Dividend and dissolution rights are based upon cumulative volume-based service fees paid by members to Visa International since inception, as a percentage of total volume based service fees received. Therefore, the percentage of equity ownership fluctuates over time.

In accordance with the provisions of EITF 02-14, the Company recorded the cumulative effect of its equity in earnings of Visa International for prior years through fiscal 2004 of $95.7 million (net of taxes of $54.1 million) in income during fiscal 2005. The amount recorded represents a 33% share in Visa International’s accumulated equity at the end of fiscal 2004. The effect of the change in fiscal 2005 was to increase income before cumulative effect of change in accounting principle by $9.5 million and Net Income by $105.2 million. These equity estimates are based on an interpretation of “volume-based” service fees. Pro forma amounts on the consolidated statements of operations reflect the impact on prior year results as if the accounting change had been in effect during the periods presented.

Summarized consolidated financial information for Visa International is as follows:

	At September 30
	2007	2006
	(in thousands)
Current Assets	$2,174,315	$1,684,221
Facilities and equipment, net	154,392	162,617
Other assets	162,016	165,701

Total assets	$2,490,723	$2,012,539

Current liabilities	$1,521,256	$1,315,511
Long-term debt and other liabilities	99,080	90,748
Equity	870,387	606,280

Total liabilities and equity	$2,490,723	$2,012,539

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Total operating revenues	$1,902,496	$1,262,555	$1,147,430
Total operating expenses	1,541,590	1,242,109	1,045,829
Non-operating income, net	105,663	78,511	40,469
Provision for income taxes	196,332	29,202	58,869

Net income	$270,237	$69,755	$83,201

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Inovant, Inc. and Inovant LLC

On September 30, 2005, Inovant, Inc. sold a 10% interest in Inovant LLC to Visa Europe and a 6% interest to Visa International and its CEMEA region at a price equivalent to the founders’ cost, which was below the book value of underlying equity in fiscal 2005. Inovant, Inc.’s ownership interest in Inovant LLC, previously 85%, was reduced to 69%.

Inovant LLC’s net equity at the time of sale of these minority interests was $97.8 million; the carrying value of the 16% minority interest sold was $15.6 million. Cash contributions by new minority owners totaled $2.4 million. Cash contributions were set below book value to compensate new minority owners and settle a dispute with them concerning the earnings of and distributions from Inovant LLC since January 1, 2003. In consideration of their mutual release from claims with respect to these matters, Visa U.S.A. also made payments totaling $3.9 million to Visa Europe and Visa International. These payments and the difference of $13.2 million between cash contributions and the book value of minority interests sold were reflected in the litigation provision on the Company’s consolidated statements of operations in fiscal 2005.

Note 5—Visa International, Visa Canada, Visa Europe

Visa International, Visa Canada and Visa Europe are all separately incorporated entities. Historically, the Company paid expenses to Visa International and earned revenues from Visa International, Visa Canada and Visa Europe.

Visa U.S.A. has the rights to various designs and marks by virtue of its membership in Visa International.

The Company paid fees to Visa International, based on payments volume, exclusive of PIN-based debit volume, for services primarily related to global brand management, global product enhancements and global electronic payment systems. Voting rights in Visa International were based on annual payment service volume. Dividend and dissolution rights were based on cumulative service fees paid to Visa International. Visa U.S.A. members accounted for approximately 33.1%, 35.5% and 35.9% of Visa International’s annual volume during fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Under Visa International bylaws at September 30, 2007, no more than eight directors from the Visa U.S.A. membership could be elected or appointed to the twenty-three member Visa International Board of Directors.

A summary of the major expenses paid to Visa International is as follows:

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Visa International fees	$172,930	$159,264	$168,455
Network and EDP services	2,839	2,645	2,392

Total	$175,769	$161,909	$170,847

Visa U.S.A. operates a proprietary network, VisaNet, that links issuers and acquirers for transaction processing services. Processing services are provided through Visa’s majority-owned subsidiary, Inovant LLC.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company provides processing and development services and various license and usage rights to Visa International, Visa Canada and Visa Europe, in accordance with service agreements with these entities. A summary of data processing fees and other revenues received from Visa International, Visa Canada and Visa Europe is as follows:

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Visa International	$212,043	$215,307	$203,495
Visa Canada	19,708	19,104	18,596
Visa Europe	60,703	64,738	58,127

Total	$292,454	$299,149	$280,218

The net receivable balances for related party services due to the Company, presented below, are recorded in accounts receivable, prepaid and other current assets and accrued liabilities in the Company’s consolidated balance sheets.

	For the Years Ended September 30,
	2007	2006
	(in thousands)
Visa International	$23,966	$30,969
Visa Canada	1,503	1,718
Visa Europe	5,219	4,985

At both September 30, 2007 and 2006, the Company had receivables of $20.0 million from Visa International related to income taxes. This balance is included in other assets in the Company’s consolidated balance sheets.

The Company has an uncommitted credit facility with Visa International whereby the Company or Visa International may provide the other short-term financing with a maximum term of five business days. Neither the Company nor Visa International has the obligation to lend to or to borrow from the other company. There were no outstanding balances at September 30, 2007 or September 30, 2006 under this arrangement.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Prepaid and Other Current Assets

Prepaid and other current assets is comprised of the following:

	September 30, 2007	September 30, 2006
	(in thousands)
Non-trade receivables[1]	$204,990	$14,282
Member collateral	67,885	51,042
Prepaid customer support	21,109	26,751
Interest receivable	18,481	14,131
Prepaid maintenance	11,186	18,042
Prepaid other	7,989	7,482
Restricted time deposits	6,486	4,805
Income tax receivable	—	5,567
Prepaid pension	—	4,081
Other	478	1,874

Total	$338,604	$148,057

(1)

This balance includes a $185.0 million receivable from the five co-defendant banks as part of the American Express settlement agreement. See Note 20—Legal Matters. The Company will consolidate the initial payment to American Express on behalf of the five co-defendant banks. The Company has recorded a corresponding liability in current portion of litigation obligation on the Company’s consolidated balance sheets at September 30, 2007.

Note 7—Investments

Available-for-sale investment securities, which are recorded at fair value, consist of marketable debt securities issued by government-sponsored entities, tax-exempt municipal bonds, auction rate securities and mutual fund investments in equity securities. The amortized cost, unrealized gains and losses and fair value of available-for-sale securities are as follows:

	Available-For-Sale
	Amortized Cost	Gross Unrealized Gains Losses		Fair Value
	(in thousands)
September 30, 2007:
Government-sponsored entities	$1,272,270	$1,506	$83	$1,273,693
Tax-exempt municipal bonds	9,358	—	67	9,291
Auction rate securities	152,300	—	—	152,300
Equity securities	45,275	4,465	446	49,294

Total	$1,479,203	$5,971	$596	$1,484,578

September 30, 2006:
Government-sponsored entities	$897,648	$170	$2,519	$895,299
Tax-exempt municipal bonds	248,799	570	402	248,967
Equity securities	29,906	2,125	556	31,475

Total	$1,176,353	$2,865	$3,477	$1,175,741

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturity of available-for-sale debt securities regardless of their balance sheet classification is as follows:

	Amortized Cost	Fair Value
	(in thousands)
September 30, 2007:
Due within one year	$697,070	$697,786
Due between thirteen months and four years	736,858	737,498

Total	$1,433,928	$1,435,284

Investments with a fair market value less than cost at September 30, 2007 are as follows:

	12 Months or Less		Greater Than 12 Months		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
Government-sponsored entities	$—	$—	$69,417	$83	$69,417	$83
Tax-exempt municipal bonds	—	—	7,761	67	7,761	67
Equity securities	1,724	22	944	424	2,668	446

Total	$1,724	$22	$78,122	$574	$79,846	$596

The unrealized losses on investments in government-sponsored entities and tax-exempt municipal bonds are caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the par value of the initial issuance of the securities. At September 30, 2007, a total of 10 investments in government-sponsored entities and tax-exempt municipal bonds are in an unrealized loss position. Because management has the ability and intent to hold these investments until a recovery of fair value, which may be to maturity, the Company does not consider these investments to be other-than-temporarily impaired at September 30, 2007.

Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations. Losses experienced on these equity investments are offset by reductions in personnel expense. Unrealized losses on equity securities were caused by changes in market conditions. At September 30, 2007, a total of 11 fund investments are in an unrealized loss position. The Company has not identified any events or changes in circumstances that may have had a significant adverse effect on the fair value of investments in equity securities. Based on an evaluation of the near-term prospects of these investments and management’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at September 30, 2007.

Note 8—Investments in Joint Ventures

Real Estate Joint Ventures

The Company and Visa International invest in joint ventures that own, lease, develop and operate all facilities and properties used jointly by Visa U.S.A. and Visa International.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents Visa U.S.A.’s investments in the joint ventures and is included in other assets on the Company’s consolidated balance sheets:

	Ownership Percentage	At September 30,
		2007	2006
		(in thousands)
Visa Resources	50.0%	$2,399	$2,162
Visa Land Development I, L.P.	49.5%	11,759	10,673
Visa Land Development II, L.P.	49.5%	9,910	8,652
Visa Land Management Inc.	50.0%	384	367
Visa Land Management II, Inc.	50.0%	175	165

Total		$24,627	$22,019

Visa Resources, a California General Partnership, manages and invests in or leases premises and equipment used jointly by its general partners, Visa U.S.A. and Visa International. Visa Land Management Inc. and Visa Land Management II, Inc. manage the interests of Visa Land Development I, L.P. (VLD I) and Visa Land Development II, L.P. (VLD II), respectively, in owned real estate.

Summarized combined financial information for the joint ventures is as follows:

	At September 30,
	2007	2006
	(in thousands)
Current assets	$16,820	$14,422
Premises and equipment, net	82,782	84,055
Other assets	1,224	1,176

Total assets	$100,826	$99,653

Current liabilities	$6,593	$6,616
Other liabilities	1,600	1,679
Debt	42,941	46,930
Equity	49,692	44,428

Total liabilities and equity	$100,826	$99,653

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Total revenue	$80,720	$81,912	$84,327
Total expenses	80,440	81,654	84,139

Net income	$280	$258	$188

In September 1994 and 1995, VLD I and VLD II entered into Note Purchase Agreements. Outstanding notes for VLD I and VLD II have an interest rate of 8.28% and 7.83% and mature in September 2014 and 2015, respectively. Debt issuance and other costs totaling $1.6 million are being amortized on a straight-line basis over the life of the notes, which approximates amortization under the effective interest method. Interest expense on the outstanding notes in fiscal 2007, 2006 and 2005 was $3.8 million, $4.1 million and $4.4 million, respectively. As a result of the impact of legal settlements including the American Express litigation (Note 20—Legal Matters)

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VLD I and VLD II are in default of certain performance covenants under the terms of the debt agreements at September 30, 2007 and the debt balance of $42.9 million has been classified as a current liability at that date. The loans may be called at the option of the lenders, in which case all unpaid principal, interest and prepayment fee would become due and payable. At September 30, 2007, the total prepayment fees are estimated to be approximately $5.4 million. The Company’s portion of the prepayment fee is estimated to be approximately $4.2 million.

Visa Resources charges the combined costs of facilities and equipment to the Company and Visa International based primarily upon the percentage of the total square footage occupied by each entity in the shared premises. In fiscal 2007, 2006 and 2005, the Company was allocated 83%, 83% and 81% of these expenses, respectively.

At September 30, 2007, combined total future minimum lease payments under non-cancelable operating leases with original terms of more than one year are listed below.

For the Years Ending September 30,	(in thousands)
2008	$2,895
2009	2,889
2010	2,848
2011	2,756
2012	183
Thereafter	—

Total lease commitments	$11,571

Vital Processing Services LLC

In 1996, Merchant Processing Holdings, Inc. (MPH) entered into a joint venture with Total System Services, Inc. (TSYS) to form Vital Processing Services LLC (Vital) in exchange for capital contributions of $4.0 million and software with a book value of $3.5 million. In January 2005, Visa U.S.A. and MPH entered into an agreement with TSYS to sell the Company’s 50% equity interest in Vital for a price of $95.0 million. The transaction closed on March 1, 2005. MPH’s 50% equity interest was zero at September 30, 2007 and 2006, respectively.

The $42.0 million difference between the sale price and the Company’s equity interest in Vital at the time of sale of $53.0 million was recognized as a gain and is included in Investment Income, Net in the Company’s consolidated statements of operations in fiscal 2005.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Facilities, Equipment and Software, Net

Facilities, equipment and software, net consisted of the following:

	At September 30,
	2007	2006
	(in thousands)
Land, buildings and improvements	$119,014	$88,358
Furniture, fixtures and leasehold improvements	32,848	42,511
Computer and other equipment	337,614	362,093
Software
Internally-developed	109,215	96,920
Purchased	139,652	101,757
Construction-in-progress	44,498	20,375

Total facilities, equipment and software	782,841	712,014
Less: accumulated depreciation and amortization	469,749	431,115

Facilities, equipment and software, net	$313,092	$280,899

In fiscal 2006, the Company terminated a software development project designed to develop an exception management solution for debit processing that would replace its legacy Transaction Exception System. The Company consolidated all exception management solutions under its Visa Resolve OnLine platform, a web-based transaction dispute management program. This decision eliminated the need for a separate platform for debit exception processing. As a result, the Company recognized an impairment charge of $3.5 million in May 2006 for work completed to date. At the time of this decision, the asset was still in development and included in construction-in-progress. The impairment charge is reflected in network, EDP and communications and professional and consulting fees on the Company’s consolidated statements of operations in fiscal 2006.

The Company entered into various equipment capital leases during 2005. The total amount capitalized was $11.1 million at September 30, 2005. Accumulated depreciation at September 30, 2007 and 2006 was $7.4 million and $3.5 million, respectively. The Company’s future obligations related to these capital leases are discussed in Note 19—Commitments and Contingencies.

In 2005, the Company identified certain components of its legacy Visa access point technology where future use of the components was unlikely due to anticipated routine upgrades of access point technology. As a result, the Company recognized a full impairment of $0.7 million for these components in network, EDP and communications on the Company’s consolidated statements of operations in fiscal 2005.

In 2005, the Company also identified data storage equipment that became obsolete due to adoption of a more cost-effective alternative to store this data. The Company did not have an alternative use for the equipment. As a result, the Company recognized a full impairment of $0.6 million in network, EDP and communications on the Company’s consolidated statements of operations in fiscal 2005.

Depreciation and amortization expense for facilities, equipment and software totaled $125.5 million, $123.4 million and $118.5 million in fiscal 2007, 2006 and 2005, respectively. Included in those amounts are amortization expense on internally developed software of $17.8 million, $20.1 million and $22.4 million in fiscal 2007, 2006 and 2005, respectively.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future amortization of internally developed software is shown in the following table:

For the Years Ending September 30	(in thousands)
2008	$15,130
2009	10,497
2010	3,897
2011	1,805
2012	242

Total	$31,571

Note 10—Intangible Assets

On January 31, 2003 the Company entered into an exclusive ten-year licensing agreement with a member financial institution. The agreement granted Visa patent and know-how rights, which allowed the Company to market and distribute Mini Cards within the United States. The license granted was sub-licensable.

In June 2006 the Company assessed a low probability of future incremental cash flows from the Mini Card, given the Company’s strategic focus on developing next-generation payment platforms and services and minimal Mini Card issuance by Visa members at that time. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of an asset, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows.

As a result, the Company recognized an impairment charge of $13.2 million in June 2006 for the net carrying value of the asset. The expense was reflected in administrative and other on the Company’s consolidated statements of operations. Related amortization, also included in Administrative and Other, for the years ended September 30, 2007, 2006 and 2005 was $0.0 million, $1.5 million and $2.0 million, respectively.

At September 30, 2007 and 2006 the Company has no intangible assets (other than capitalized software) on its consolidated balance sheets.

Note 11—Accrued Liabilities

Accrued liabilities is comprised of the following:

	As of September 30,
	2007	2006
	(in thousands)
Accrued operating expenses	$188,863	$178,372
Accrued taxes	148,551	9,576
Member collateral	67,885	51,042
Deferred revenues	8,560	50,780
Accrued discounts	773	36,105
Restricted issuer liability	—	76,803
Accrued other	6,107	4,802

Total	$420,739	$407,480

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Pension, Postretirement and Other Benefits

The Company sponsors various qualified and non-qualified defined benefit pension plans, which provide for retirement benefits for Visa U.S.A. and Visa International employees residing in the United States. The benefits are based on years of service, age and the employee’s final three years of earnings; and for employees hired after September 30, 2002, the employee’s final five years of earnings. Pension plan expense is accrued as actuarially determined under the Projected Unit Credit Method. The funding policy is to contribute annually no less than the minimum and no more than the maximum amount that can be deducted for federal income tax purposes. The pension plan assets are invested in pooled and mutual funds.

The Company also sponsors a postretirement benefit plan that provides medical benefits for Visa U.S.A. and Visa International retirees and dependents who meet minimum age and service requirements. Benefits are provided from retirement date until age sixty-five. Retirees must contribute on a monthly basis for the same coverage that is generally available to active employees and their dependents. The Company’s contributions are funded on a current basis.

Pension Plan Amendment

In August 2007, the Company approved changes to the pension plan and began transitioning from a traditional final average pay formula to a cash balance benefits formula for determining pension benefits, effective January 1, 2008. The change to a cash balance benefit formula will take effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the current retirement plan benefit formula will be grandfathered for a three-year period. Grandfathered employees will continue to accrue benefits under their current retirement plan benefit formula and their accrued benefits at December 31, 2010 (the last day of the grandfather period), or the date they terminate employment, if earlier, will be preserved. After that date, employees will not accrue any additional benefits under the current retirement plan benefit formulas and all future benefit accruals will be under the cash balance benefit formula. The cash balance formula will provide contributions at a rate of 6% of eligible compensation. The plan amendment reduced the total plan benefit obligation by $123.9 million and reduced the fiscal 2007 net periodic benefit cost by $2.8 million, which represents 1/12th of the anticipated annual cost reduction since the amendment took place on September 1, 2007. The Visa U.S.A. share of the reduction to the total plan benefit obligation and fiscal 2007 net periodic pension cost was $96.6 million and $2.2 million, respectively. The plan amendment did not impact the postretirement benefit plan.

Pension Plan Settlements

At September 30, 2007 and 2006, excess pension plan obligations were settled totaling $0.9 million and $5.3 million, respectively. In connection with excess pension plan obligation settlements, the Company recognizes previously unrecognized net losses through settlement accounting as defined by SFAS No. 88, Employers’ Accounting for Settlement and Curtailment of Defined Benefit Pension Plans and for Termination Benefits. There were no settlement losses recognized in fiscal 2007 and $3.1 million and $12.5 million in fiscal 2006 and 2005, respectively. Visa U.S.A.’s share of pension plan settlement losses was $1.8 million and $8.9 million in fiscal 2006 and 2005, respectively. The net settlement losses on plan assets are recorded in personnel expense in the Company’s consolidated statements of operations.

Adoption of New Accounting Standard

At September 30, 2007, the Company adopted the provisions of Statement of Financial Accounting Standard No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plans (an amendment of FASB Statements No. 87, 88, 106 and 132(R)), which requires companies to recognize an asset or liability for the overfunded or underfunded status of their defined benefit pension and other postretirement benefit plans on their balance sheet. Under SFAS 158, gains and losses, prior service costs and credits and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, SFAS 158 requires that the measurement date, the date at which benefit obligations and plan assets are measured, be the company’s fiscal year end.

The Company adopted the measurement date provisions of SFAS 158 at October 1, 2006, using the 15-month approach. Under this approach, Visa U.S.A. recorded an additional 3 months of net periodic benefit cost covering the period between the previous measurement date of June 30, 2006 and September 30, 2006. The benefit expense of $8.7 million, net of tax, was recorded as a reduction to beginning accumulated net loss at October 1, 2006. The Company will perform another measurement at October 1, 2007 to determine the net benefit expense that will be recorded in fiscal 2008.

The effects to Visa U.S.A. of applying the recognition and measurement-date provisions of SFAS 158 on individual line items in the Company’s consolidated balance sheet at September 30, 2007 are as follows:

	Prior to application of SFAS 158	SFAS 158 application adjustments	After application of SFAS 158
	(in thousands)
Current portion of deferred tax assets	$794,925	$88	$795,013
Deferred tax assets	464,286	6,340	470,626
Total assets	4,383,689	6,428	4,390,117
Accrued compensation and benefits	240,079	4,235	244,314
Other liabilities	107,512	17,516	125,028
Total liabilities	4,831,083	21,751	4,852,834
Minority interest	42,928	(4,318)	38,610
Accumulated net loss	(492,323)	(8,676)	(500,999)
Accumulated other comprehensive income (loss), net of tax	2,001	(2,329)	(328)
Total deficit	(490,322)	(11,005)	(501,327)
Total liabilities, minority interest, and equity	$4,383,689	$6,428	$4,390,117

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations and Funded Status

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status and amounts recognized in Visa U.S.A.’s and Visa International’s collective financial statements related to the regular retirement plan and the supplemental retirement plan (which primarily covers key executives) and those of the postretirement plan. The measurement date used for fiscal 2007 plan assets was September 30, 2007 and the measurement date used for fiscal 2006 plan assets was June 30, 2006.

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
	(in thousands)
Change in Projected Benefit Obligation/Accumulated Plan Benefit Obligation:
Benefit obligation-beginning of year	$660,422	$714,968	$74,083	$67,125
Service cost	61,512	74,025	5,582	6,755
Interest cost	42,702	41,164	4,794	3,621
Plan amendments	(123,887)	—	—	—
Actuarial cost	28,954	(93,901)	(5,024)	(480)
Settlements	—	2,124	—	—
Benefit payments	(47,882)	(77,958)	(3,734)	(2,938)
Effect of change in measurement date	12,168	—	1,660	—

Benefit obligation-end of year	$633,989	$660,422	$77,361	$74,083

Accumulated pension benefit obligation	$571,931	$487,939	$—	$—

Change in Plan Assets:
Fair value of plan assets-beginning of year	$514,398	$493,538	$—	$—
Actual return on plan assets	71,129	39,257	—	—
Company contribution(1)	60,880	59,561	3,735	2,938
Benefit payments	(47,882)	(77,958)	(3,735)	(2,938)
Effect of early measurement date elimination	5,381	—	—	—

Fair value of plan assets-end of year	$603,906	$514,398	$—	$—

Funded status at end of year	$(30,083)	$(146,024)	$(77,361)	$(74,083)

(1)

Company contribution during fiscal 2006 is reflective of the pension plan year using the measurement date of June 30, 2006. Company contribution during 2007 is reflective of the change in measurement date for the pension plan year, which conforms the plan year to the Company’s fiscal year.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded status at the end of September 30, 2006 and the related amounts recognized on the consolidated balance sheets are as follows:

	Pension Benefits	Postretirement Benefits
	September 30, 2006	September 30, 2006
	(in thousands)
Funded Status:
Fair value of plan assets	$514,398	$—
Benefit obligations	660,422	74,083

Funded status	$(146,024)	$(74,083)
Unrecognized prior service cost	7,363	(16,321)
Unrecognized actuarial cost	141,661	25,203
Unrecognized transition (asset)/obligation	—	932
4th quarter contributions	461	—

Net amount recognized on balance sheet	$3,461	$(64,269)

Visa U.S.A. share of net amount recognized on balance sheet	$4,181	$(50,825)

Amounts recognized on the Visa U.S.A. consolidated balance sheets consist of:

	Pension Benefits		Postretirement Benefits
	September 30,		September 30,
	2007	2006	2007	2006
	(in thousands)
Prepaid asset	$—	$4,181	$—	$—
Current liability	(929)	—	(3,306)	—
Noncurrent liability	(21,665)	—	(58,528)	(50,825)

	$(22,594)	$4,181	$(61,834)	$(50,825)

Amounts recognized in accumulated other comprehensive income, before tax, consist of:

	Pension Benefits		Postretirement Benefits
	September 30,		September 30,
	2007	2006	2007	2006
	(in thousands)
Net actuarial loss/(gain)	$115,330	$—	$17,460	$—
Prior service cost/(credit)	(116,565)	—	(10,497)	—

Total	$(1,235)	$—	$6,963	$—

Visa U.S.A. share of amount recognized in accumulated other comprehensive income	$(964)	$—	$5,528	$—

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2008 are as follows:

	Pension Benefits	Postretirement Benefits
	(in thousands)
Actuarial (gain)/loss	$6,041	$1,215
Prior service (credit)/cost	(13,647)	(4,659)

Total	$(7,606)	$(3,444)

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets and the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at September 30, 2007 and 2006 are as follows:

	Pension Benefits		Postretirement Benefits
	September 30,		September 30,
	2007	2006	2007	2006
	(in thousands)
Accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation, end of year	$8,971	$12,454	$—	$—
Fair value of plan assets, end of year	—	—	—	—
Projected benefit obligation in excess of plan assets
Projected benefit obligation, end of year	$633,989	$660,422	$77,361	$74,083
Fair value of plan assets, end of year	603,906	514,398	—	—

Components of Net Periodic Benefit Costs

Net periodic pension and other postretirement plan costs included the following components:

	Pension Benefits			Postretirement Benefits
	Fiscal
	2007	2006	2005	2007	2006	2005
	(in thousands)
Service cost	$61,512	$74,025	$62,369	$5,582	$6,755	$6,027
Interest cost	42,702	41,164	40,902	4,794	3,621	3,919
Expected return on assets	(36,436)	(36,133)	(30,539)	—	—	—
Amortization of:
Prior service (credit)/cost	(211)	1,011	1,011	(4,659)	(4,659)	(4,659)
Actuarial loss	8,321	17,317	11,197	2,176	1,804	1,851

Net periodic pension cost	$75,888	$97,384	$84,940	$7,893	$7,521	$7,138
Settlement charge	—	3,108	12,490	—	—	—

Total net benefit cost	$75,888	$100,492	$97,430	$7,893	$7,521	$7,138

Visa U.S.A. share of net periodic pension cost	$60,076	$75,431	$64,673	$6,480	$6,154	$5,749

Visa U.S.A. share of settlement charge	$—	$1,778	$8,944	$—	$—	$—

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actuarial Assumptions

Assumptions used in the accounting for the pension and postretirement plans on a weighted-average basis were as follows:

	Fiscal
	2007	2006	2005
Discount rate for benefit obligation
Pension	6.00%	6.23%	5.30%
Postretirement	5.99%	6.16%	5.00%
Net periodic benefit cost
Pension	6.23%	5.30%	6.25%
Postretirement	6.16%	5.00%	6.25%
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Rate of increase in compensation levels for:
Benefit obligation	5.50%	5.50%	5.50%
Net periodic benefit cost	5.50%	5.50%	5.50%

Two of the principal components of the net periodic pension calculation are the discount rate on future liabilities and the expected long-term rate of return on plan assets.

The Company uses a “bond duration matching” methodology to calculate the discount rate. Under this approach, the discount rate is determined by projecting the plans’ expected future benefit payments, as defined for the projected benefit obligations, and by discounting those expected payments using an average of yield curves constructed based on a large population of high-quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

The expected long-term rate of return on plan assets is primarily based on the long-term historical risk and returns associated with each asset class within the portfolio. The expected return is weighted based on the targeted allocation and results in a return rate of 7.5%. The use of an expected long-term rate of return on plan assets may result in pension income returns that are greater or less than the actual returns on plan assets in any given year.

The expected long-term rate of return is intended to approximate the actual long-term rate of return over time. The Company generally holds the expected long-term rate of return constant so the pattern of income and expense recognition more closely matches the more stable pattern of services provided by employees over the life of the Company’s pension obligation. To determine if the expected rate of return is reasonable, the Company considers such factors as:

•	The actual return earned on plan assets,

•	Historical rates of return on the various asset classes in the plan portfolio,

•	Projections of returns on various asset classes, and

•	Current and prospective capital market conditions and economic forecasts.

Any difference between actual and expected plan experience, including asset return experience in excess of the larger of 10% of assets or liabilities, is recognized in the net periodic pension calculation over the expected average future working lifetime of the current employees, which is currently nine years.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumed annual rate of future increases in per capita cost of health benefits for the postretirement plan was 8% in fiscal 2007. The rate is assumed to decrease to 6% by 2009 and remain at that level thereafter. These trend rates reflect management’s expectations of future rates. Increasing the healthcare cost trend by 1% would increase the postretirement accumulated plan benefit obligation by $1.3 million and service and interest cost by $0.2 million. Decreasing the healthcare cost trend by 1% would decrease the postretirement accumulated plan benefit obligation by $1.2 million and the service and interest cost by $0.2 million.

Pension Plan Assets

The pension plan’s weighted-average asset allocations at September 30, 2007 and 2006 by asset category were as follows:

	Target Allocation	Target Allocation Range		Actual Allocation
Asset Class		Minimum	Maximum	2007	2006
Equity Securities	65%	50%	80%	66%	68%
Fixed Income	30%	25%	35%	29%	30%
Other	5%	0%	7%	5%	2%

Total	100%			100%	100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. Plan assets are managed by external investment managers. Investment manager performance is measured against benchmarks for each asset class on a quarterly basis. An independent consultant assists management with investment manager selections and performance evaluations. Plan assets are broadly diversified to minimize the risk of loss. The other category includes cash that is available to meet expected benefit payments and expenses.

Cash Flows

The following table presents the actual contributions made by the Company from its employer assets for fiscal 2007 and 2006:

	Total Pension Benefits	Visa U.S.A.’s Portion	Total Postretirement Benefits	Visa U.S.A.’s Portion
	(in thousands)
Actual employer contributions
Fiscal 2007	$60,880	$48,004	$3,735	$2,618
Fiscal 2006	55,250	43,286	2,938	1,987

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information about the expected cash flows for the pension and postretirement benefit plans follows:

		Visa U.S.A.’s Portion		Visa U.S.A.’s Portion
	Pension Benefits		Postretirement Benefits
	(in thousands)
Expected employer contributions
2008	$62,400	$48,400	$4,600	$3,300
Expected benefit payments
2008	$71,200	$54,200	$4,600	$3,300
2009	77,200	61,700	5,500	4,100
2010	82,700	66,700	6,300	4,800
2011	86,800	68,500	7,100	5,600
2012	83,600	66,600	7,800	6,200
2013-2017	364,300	288,200	46,100	37,400

Other Benefits

The Company participates in a defined contribution plan, which covers substantially all of its employees and Visa International employees residing in the United States. Personnel costs included $25.8 million, $24.1 million and $22.9 million in fiscal 2007, 2006 and 2005, respectively, for expenses attributable to the Company’s employees under the plan. The Company’s contributions to this plan are funded on a current basis and the related expenses are recognized in the period that the payroll expenses are incurred.

The Company has employee incentive plans under which cash awards may be made annually based on performance results. Personnel costs included $146.4 million, $106.1 million and $93.5 million in fiscal 2007, 2006 and 2005, respectively, for expenses attributable to the incentive plans. The fiscal 2007 amount includes an employee incentive of $26 million, representing the first installment of a special bonus plan of $51 million associated with Visa Inc. activities. The total incentive of $51 million vested 50% during fiscal 2007. The other 50% is payable in stock one year after the completion of an IPO of Visa Inc., if certain vesting requirements are met.

Note 13—Restricted Assets and Liabilities

Member Collateral

Under the corporate bylaws, the Company indemnifies issuing and acquiring member financial institutions for settlement losses suffered by reason of the failure of any other member to honor drafts processed in accordance with the Operating Regulations. To reduce this risk, the Company obtains collateral from member financial institutions, which would be used in the event of a member’s non-performance of its settlement obligations. This collateral is generally in the form of cash equivalents, securities and letters of credit. The Company held collateral as follows:

	At September 30
	2007	2006
	(in thousands)
Cash equivalents	$67,885	$51,042
Pledged securities at market	101,148	118,020
Letters of credit	92	92

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cash equivalents are reflected in current assets and current liabilities on the Company’s consolidated balance sheets as they are held in escrow in the Company’s name. The pledged securities and letters of credit are held by third parties in trust for the Company and the members and have been excluded from the Company’s consolidated balance sheets.

Utilities Card Acceptance Program

In April 2005, the Company introduced a program that supports card product usage for selected utilities that meet certain acceptance standards. The program is funded by debit issuers at the time of settlement, to support efforts on their behalf to secure utility merchant acceptance and promote debit products usage. Under program rules, unused funds, if any, would be returned to debit issuers at the conclusion of the program.

In August 2006, the Company announced its intention to end the Utilities Card Acceptance Program in April 2007. In April 2007, the Company retired the program. Unused funds totaling $3.3 million were returned to issuers by September 30, 2007.

The balance for the program was $0 and $2.3 million at September 30, 2007 and 2006, respectively, and is reflected in cash and cash equivalents, investment securities and accrued liabilities on the Company’s consolidated balance sheets. Acceptance agreements sponsored by this retired program were included in volume and support incentives at October 1, 2007. See Note 19—Commitments and Contingencies.

Visa Check Card Acceptance Program

In January 2004, the Company introduced a program that supports Visa Check card usage and other business arrangements for selected merchants that meet certain acceptance standards. The program is funded by Visa Check card issuers at the time of settlement, to support efforts on their behalf to secure merchant acceptance and promote card usage. Under program rules, unused funds, if any, would be returned to issuers at the conclusion of the program.

In August 2006, the Company announced its intention to end the Visa Check Card Acceptance Program in April 2007. In April 2007, the Company retired the program. Unused funds totaling $24.5 million were returned to issuers by September 30, 2007.

The balance for the program was $0 and $74.5 million at September 30, 2007 and 2006, respectively, and is reflected in cash and cash equivalents, investment securities and accrued liabilities on the Company’s consolidated balance sheets. Acceptance agreements sponsored by this retired program were included in volume and support incentives at October 1, 2007. See Note 19—Commitments and Contingencies.

Cash Collateral for Standby Letter of Credit

In May 2004, the Company obtained an irrevocable standby letter of credit (Letter of Credit). The fully collateralized Letter of Credit was established as required by the First Amendment and Waiver to the Company’s Note Purchase Agreements for the benefit of the holders of the Company’s Series A and Series B Notes. During March 2006, certain financial covenant requirements under the First Amendment and Waiver to the Note Purchase Agreements were met. As a result, the Company was no longer obligated to retain a letter of credit. At September 30, 2007 and 2006, there is no cash collateral restricted as part of this standby letter of credit on the Company’s consolidated balance sheets.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Debt

The Company had outstanding debt as follows:

	At September 30
	2007	2006
	(in thousands)
4.64% Senior secured notes—Series A principal and interest payments payable quarterly, due 12/2007	$6,600	$33,000
5.60% Senior secured notes—Series B principal and interest payments payable quarterly, due 12/2012	35,700	42,500
Unamortized debt issuance costs	(1,020)	(1,881)

Total debt	$41,280	$73,619

In December 2002, the Company issued $200 million in Senior Secured Notes with maturity dates of five and ten years. The notes are collateralized by the Company’s Colorado facility, which consists of two data centers and an office building, in addition to processing assets and developed software. These assets are included in facilities, equipment and software, net on the Company’s consolidated balance sheets and have net carrying values of $132.3 million and $147.7 million, respectively, at September 30, 2007 and 2006.

In May 2004, the Company executed the First Amendment and Waiver to the Note Purchase Agreement (First Amendment) associated with these Senior Secured Notes. Under terms of the amendment, interest rates increased and a letter of credit was added to existing collateral. Interest rates increased from 4.64% to 5.39% on Series A Notes and from 5.60% to 6.35% on Series B Notes.

During the second quarter of fiscal 2006, certain financial covenant requirements under the First Amendment were met. As a result, at April 1, 2006 the interest rates on these Notes decreased from 5.39% to 4.64% on Series A Notes and from 6.35% to 5.60% on Series B Notes. In addition, the Company is no longer obligated to retain a letter of credit required under the First Amendment (Note 13— Restricted Assets and Liabilities). Certain other financial covenant requirements associated with net income, liquidity and sales are also no longer required.

The Senior Secured Series A and Series B Notes were classified as current on the Company’s consolidated balance sheets at September 30, 2007 because the Company was in default of certain financial performance covenants as a result of the American Express litigation settlement described in Note 20—Legal Matters. The Company is currently pursuing waivers of these covenants with its lenders. To the extent these are not available on acceptable terms, the Company has sufficient liquidity to pay off the debt.

The fair value of the Company’s debt is estimated based on the quoted market prices for similar issues. The estimated fair value of the Company’s debt at September 30, 2007 and 2006, after deduction of unamortized issuance costs, was $41.7 million and $73.7 million, respectively, which differs from the carrying amounts, after deduction of unamortized issuance costs, of $41.3 million and $73.6 million, respectively, included in the Company’s consolidated balance sheets.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Investment Income, Net

Investment income, net, is comprised of the following:

	For the Years Ended September 30,
	2007	2006	2005
	(in thousands)
Interest and dividend income on investment securities	$98,208	$66,857	$31,309
Gross realized gains on investment securities	4,346	1,521	7,882
Gross realized losses on investment securities	(530)	(48)	(150)
Gain on distribution from partnership investment	435	—	—
Gain on sale of joint venture (Note 8)	—	—	41,968

Investment income, net	$102,459	$68,330	$81,009

Note 16—Workforce Reduction

In November 2006, Visa U.S.A. announced plans to outsource certain data processing and development support functions over the course of fiscal 2007. This action was intended to help Visa U.S.A. better align personnel and contract staffing levels with fluctuating project demand. As a result of this strategy, Visa U.S.A. reduced the total number of employees of Visa U.S.A. by approximately 5% of Visa U.S.A.’s total workforce at December 31, 2006. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” the Company incurred charges of $13.2 million during fiscal 2007. Most terminations were completed by the fourth fiscal quarter of 2007 while retention bonuses will continue to be paid through the third fiscal quarter of 2008 for certain employees who have been requested to render services until that time. Approximately $1 million in additional charges are expected in fiscal 2008, based upon current assumptions for the timing of employee terminations.

These costs are estimated based on the Company’s workforce reduction plan at the balance sheet date and are subject to adjustment. The Company regularly evaluates the adequacy of the remaining liabilities under its workforce reduction plan. Although the Company believes that these estimates accurately reflect the costs of its plan, actual results may differ, thereby requiring the Company to record additional provisions or reverse a portion of such provisions.

Activity related to the workforce reduction is included in personnel expense on the Company’s consolidated statements of operations and in accrued compensation and benefits on the Company’s consolidated balance sheets as follows:

(in thousands)
Beginning balance, October 1, 2006	$—
Workforce reduction charges	13,241
Cash payments	(10,788)

Ending balance, September 30, 2007	$2,453

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Income Taxes

Income tax (benefit) expense consists of:

	For the Years Ended September 30
	2007	2006	2005
	(in thousands)
Current:
U.S. federal	$519,825	$234,895	$161,761
State and local	37,962	(15,187)	(60,295)

Total current taxes	$557,787	$219,708	$101,466

Deferred:
U.S. federal	(818,452)	33,750	(11,079)
State and local	(55,328)	(2,120)	92,909

Total deferred taxes	(873,780)	31,630	81,830

Total income tax (benefit) expense	$(315,993)	$251,338	$183,296

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	At September 30
	2007	2006
	(in thousands)
Deferred tax assets:
Accrued compensation and benefits	$30,851	$23,713
Investment securities, available-for-sale	—	620
Adjustment to initially apply SFAS 158 (Note 12)	1,333	—
Investments in joint ventures	37,237	29,700
Accrued litigation	1,311,023	369,590
Volume and support incentives—non-member	11,365	14,992
Volume and support incentives—member	706	18,172
Other	10,562	20,795

Total gross deferred tax assets	1,403,077	477,582
Less valuation allowance	—	—

Deferred tax assets	1,403,077	477,582

Deferred tax liabilities:
Facilities, equipment and software, net	(9,217)	(14,098)
Investment in Visa International	(100,296)	(68,901)
Investments securities, available-for-sale	(1,070)	—
State tax	(26,763)	(7,313)
Other	(92)	(66)

Total gross deferred tax liabilities	(137,438)	(90,378)

Net deferred tax asset	$1,265,639	$387,204

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total net deferred tax asset are included in the company’s consolidated balance sheets as follows:

	At September 30
	2007	2006
	(in thousands)
Current deferred tax assets, net	$795,013	$149,671
Non current deferred tax assets, net	470,626	237,533

Net deferred tax asset	$1,265,639	$387,204

The increase in the Company’s deferred tax assets during fiscal 2007 was primarily attributable to the tax benefits recorded associated with the American Express settlement and the recording of a liability under the guidelines of SFAS No. 5 related to the Discover litigation and other matters. For tax purposes, the deduction related to these matters will be deferred until the payments are made and thus the Company established a deferred tax asset of $778 million related to these payments, which was net of a reserve to reflect the management’s best estimate of the amount of the benefit to be realized. See Note 20—Legal Matters.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company purchased the stock of Inovant, Inc. on January 1, 2003. The fiscal 2007 and 2006 deferred tax assets and liabilities reflect the addition of deferred tax assets and liabilities from Inovant, Inc. A valuation allowance had previously been established for the state research and development credit carry-forwards acquired as part of the Inovant, Inc. transaction since the Company believed it more likely than not that those credits would not be realized. Based upon audit results related to research and development at the Federal level which impacted these credits, a corresponding adjustment had been made to the deferred tax asset and the associated valuation allowance on these underlying credits at September 30, 2005. In fiscal 2006, it was determined that it was not probable that the position that gave rise to the deferred tax asset relating to a state filing methodology would be sustainable. Accordingly, both the underlying deferred tax assets and the accompanying valuation allowance were reversed.

In fiscal 2006, the Company performed a historical analysis of its deferred tax assets and liabilities. As a result of this analysis, adjustments were made to deferred tax assets and liabilities. The net effect of the adjustments is approximately a $3.3 million increase to deferred tax assets, which is primarily attributable to fixed asset adjustments related to years prior to fiscal 2002.

In fiscal 2007, the Company adopted SFAS 158. The adoption of SFAS 158 conformed the pension and postretirement plans’ measurement date to the Company’s fiscal year end and resulted in an after tax equity charge of $8.7 million. The Company also recorded an after tax equity charge of $2.3 million to recognize the under-funded status of the plan. The adoption resulted in an increase to deferred tax assets of $6.4 million. See Note 12—Pension, Postretirement and Other Benefits.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense (benefit) on net unrealized gains and losses on investment securities is recorded as a component of accumulated other comprehensive income and was $1.7 million, $1.5 million and ($3.2) million in fiscal 2007, 2006 and 2005, respectively.

The Company recorded a cumulative effect of change in accounting principle related to its investment in Visa International in fiscal 2005. A deferred tax liability was recorded related to the cumulative adjustment of approximately $54.1 million (Note 3—Cumulative Effect of Change in Accounting Principle).

The income tax (benefit) expense differs from the amount of income tax determined by applying the applicable U.S. Federal statutory federal income tax rate of 35% to (loss) income before income taxes as follows:

	For the Years Ended September 30
	2007		2006		2005
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(in thousands)
U.S. federal income tax	$(485,596)	35.0%	$252,636	35.0%	$159,686	35.0%
State income taxes, net of federal benefit	(11,288)	0.8%	(11,249)	(1.6%)	21,199	4.6%
Reserve for tax uncertainties related to litigation	180,322	(13.0%)	—	—	—	—
Other, net	2,203	(0.1%)	15,522	2.2%	5,298	1.2%
Minority interest—not subject to tax	(1,634)	0.1%	(5,571)	(0.8%)	(2,887)	(0.6%)

Income tax (benefit) expense	$(315,993)	22.8%	$251,338	34.8%	$183,296	40.2%

Income taxes payable of $146.8 million and $7.9 million are included in accrued taxes as part of accrued liabilities at September 30, 2007 and 2006, respectively. See Note 11—Accrued Liabilities. Income taxes receivable of $5.6 million are included in prepaid and other current assets at September 30, 2007 and 2006. There was no income tax receivable at September 30, 2007.

The difference in the state tax rate between fiscal 2006 and 2005 results primarily from partial results of a California examination relating to the proper application of a previously issued ruling from the state.

Note 18—Related Parties

The Company conducts business as a non-stock, non-assessable membership corporation. The principal members of Visa U.S.A. are approximately 1,600 financial institutions that participate directly in the Company’s payment programs. In addition, there are approximately 11,700 associate and participant members that participate in the Company’s payment programs through one or more principal members. As a membership corporation, the Company receives revenue from its members in the form of service fees, data processing fees and other fees, which is then used to create and support products and services that can be offered by the Company’s members to cardholders and merchants.

At September 30, 2007, the Company’s Board of Directors consisted of persons affiliated with various member financial institutions that were also the Company’s customers and persons who were deemed to be independent directors. The Company generated operating revenues of approximately $902.6 million or 25%, $808.1 million or 27%, and $884.4 million or 33% of total operating revenues from financial institutions and corporations represented on its Board of Directors in fiscal 2007, 2006 and 2005, respectively. The Company incurred costs of $11.2 million, $11.0 million and $4.3 million, or less than 1% of total operating expenses, for services provided by financial institutions and corporations represented on its Board of Directors in each of fiscal 2007, 2006 and 2005, respectively. These services primarily related to software maintenance and investment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

custodial services. The Company owed approximately $1.0 million and $0.9 million to these parties and they owed the Company $52.1 million and $48.2 million at September 30, 2007 and 2006, respectively. In addition, the Company was in net liability positions of $10.5 million and $4.3 million at September 30, 2007 and 2006, respectively, attributed to volume and support incentive arrangements with these parties.

At September 30, 2007, the Company had one customer who had a representative serving as a member of the Board of Directors, which accounted for 10% or more of the Company’s net operating revenues in fiscal 2007, fiscal 2006 and fiscal 2005. Net operating revenues from this customer were $453.9 million or 13%, $408.3 million or 14%, and $344.5 million or 13% of net operating revenues in fiscal 2007, 2006 and 2005, respectively. In fiscal 2007, net operating revenue from a customer that did not have a representative serving as a member of the Board of the Directors also exceeded 10% of the Company’s net operating revenue. Net operating revenue from this customer was $383.9 million or 11% in fiscal 2007. This customer did not exceed 10% of net operating revenues in fiscal 2006 or 2005. No other customer accounted for 10% or more of the Company’s net operating revenues in fiscal 2007, 2006 or 2005.

Members of the Board of Directors who were not employees were compensated for their service to the Company. Directors who were also Visa employees did not receive any additional compensation for serving as a director.

In fiscal 2007 and fiscal 2006, retainers and fees paid to the Board of Directors were as follows: The chairman of the Board received an annual retainer of $30,000; independent directors received an annual retainer of $178,000; and all other directors received an annual retainer of $18,000. Member director committee chairs also received an additional $6,000 annual retainer. These retainers were paid quarterly. Directors also received a meeting fee of $6,000 for each board meeting they attended, $2,000 for each telephonic board meeting and committee meeting they attended, and $250 per hour for weekly board conference calls in which they participated. Total director retainers and fees for 18 meetings and weekly conference calls in 2007 was $2.5M. Total director retainers and fees for eight meetings in fiscal 2006 were $1.0 million.

During fiscal 2005, retainers and fees paid to the Board of Directors were as follows: The Chair of the Board received an annual retainer of $20,000 and all other directors received an annual retainer of $12,000. Directors also received a meeting fee of $2,000 for each board meeting they attended and $1,000 for each committee meeting they attended. Total director fees for seven meetings in fiscal 2005 were $0.5 million.

Visa U.S.A. operates a proprietary network, VisaNet, that links issuers and acquirers for transaction processing services. Processing services are provided through Visa’s majority-owned subsidiary, Inovant LLC. The Company provides processing and development services and various license and usage rights to Visa International, Visa Canada and Visa Europe, in accordance with service agreements with these entities. See Note 5—Visa International, Visa Canada, Visa Europe for additional information regarding transactions with these Visa entities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Commitments and Contingencies

Operating Leases

The Company leases certain premises and equipment under non-cancelable operating leases with varying expiration dates. Total rent expense, excluding rent paid to Visa Resources, incurred by the Company was $39.2 million, $30.7 million and $32.5 million in fiscal 2007, 2006 and 2005, respectively. See Note 8—Investments in Joint Ventures. Future minimum commitments on remaining operating leases with original terms of more than one year are as follows:

	Premises	Equipment and License Agreements	Total
	(in thousands)
For the Years Ending September 30,
2008	$9,219	$22,342	$31,561
2009	8,244	11,821	20,065
2010	6,460	11,550	18,010
2011	4,379	937	5,316
2012	1,310	—	1,310
Thereafter	263	—	263

Total lease commitments	$29,875	$46,650	$76,525

In March 2003, the Company approved a data center strategy that included a plan to decommission one of its data centers by January 2007. In September 2006, the Company executed a lease termination agreement for the data center facility. The lease termination agreement provided for an expected lease termination date in January 2007 and revised the Company’s restoration obligations under the lease. In connection with the lease termination, the Company made a one-time lease termination payment of $5.0 million. The exit costs of $5.0 million were recorded in administrative and other in the consolidated statements of operations in fiscal 2006.

Capital Leases

The Company entered into capital leases for certain computer equipment during 2005. The Company is financing the acquisition of the underlying assets through the leases, and accordingly, they are recorded in the Company’s assets and liabilities. Amortization charges for related assets are included in network, EDP and communications in the consolidated statements of operations. Future minimum payments under capital leases are as follows:

For the Years Ending September 30,	In Thousands
2008	$3,844
2009	—
2010	—
2011	—
2012	—
Thereafter	—

Future minimum lease payments	3,844
Less: imputed interest	104

Present value of net minimum lease payments	$3,740

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Volume and Support Incentives and Sponsorship Agreements

The Company has agreements with financial institutions and merchants for various programs designed to build payments volume and increase payment product acceptance. These agreements, which range in term from approximately 1 to 13 years, provide card issuance, marketing and program support based on specific performance requirements. These agreements are designed to encourage more customer business and to increase overall Visa-branded payment volume, thereby reducing unit transaction processing costs and increasing brand awareness for all Visa U.S.A. customers. Payments made and obligations incurred under these programs are included in current portion of volume and support incentives, volume and support incentives asset and volume and support incentive liability on the Company’s consolidated balance sheets. The Company’s obligation under financial institution and merchant agreements is amortized as a reduction to revenue over the period of benefit and recorded in volume and support incentives on the Company’s consolidated statements of operations. The expected reduction of future earnings resulting from volume and support incentives is estimated below under “Restricted Liabilities—Program Retirement.”

The Company is currently a party to other long-term contractual sponsorship arrangements ranging from approximately 3 to 6 years. These contracts are designed to help the Company increase Visa-branded card usage and payments volumes. Over the life of these contracts, the Company is required to make payments in exchange for certain advertising and promotional rights. Payments made and obligations incurred under these programs are included in prepaid and other current assets, other assets, and accrued liabilities on the Company’s consolidated balance sheets. Amortization for sponsorship agreements is recorded in advertising, marketing and promotion on the Company’s consolidated statements of operations. The expected reduction of future earnings resulting from sponsorship agreements is estimated as follows:

For the Years Ending September 30	In Thousands
2008	$18,170
2009	14,945
2010	8,902
2011	1,789
2012	905
Thereafter	556

Total sponsorship agreements	$45,267

Restricted Liabilities—Program Retirement

In April 2005, the Company introduced a program that supported card product usage for selected utilities that met certain acceptance standards. The program was funded by debit issuers at the time of settlement, to support efforts on their behalf to secure utility merchant acceptance and promote debit products usage. Under current program rules, unused funds were required to be returned to debit issuers at the conclusion of the program. The balance for this program was $0.0 million at September 30, 2007 and $2.3 million at September 30, 2006.

In January 2004, the Company introduced a program that supported Visa Check card usage and other business arrangements for selected merchants that met certain acceptance standards. The program was funded by Visa Check card issuers at the time of settlement, to support efforts on their behalf to secure merchant acceptance and promote card usage. Under program rules, unused funds were required to be returned to Visa Check card issuers at the conclusion of the program. The balance for this program was $0.0 million at September 30, 2007 and $74.5 million at September 30, 2006. These funds are included in cash and cash equivalents, investment securities and accrued liabilities on the Company’s consolidated balance sheets as appropriate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2007, the Company retired both of these programs. Under program rules, remaining unused funds from these programs were returned to issuers at September 30, 2007. The volume and support incentives table below has been updated to include commitments under agreements sponsored by these retired programs. See Note 13—Restricted Assets and Liabilities.

The expected reduction of future earnings resulting from volume and support incentives, including acceptance agreements sponsored by the retired programs described above, is estimated as follows:

	Volume and Support Incentives Agreements(1)
For the Years Ending September 30	Financial Institutions	Merchants	Total
	(in thousands)
2008	$459,186	$288,362	$747,548
2009	468,688	257,142	725,830
2010	417,788	241,322	659,110
2011	348,002	240,312	588,314
2012	230,349	222,404	452,753
Thereafter	347,305	274,345	621,650

Total volume and support incentives	$2,271,318	$1,523,887	$3,795,205

(1)

The expected reduction of future earnings related to acceptance agreements sponsored by the retired programs described above is approximately $1.1 billion of the commitment for volume and support incentives.

In connection with these contractual commitments and sponsorship agreements described above, the Company has an obligation to spend certain minimum amounts for advertising and marketing promotion over the contract terms. The Company’s maximum advertising and marketing commitment through June 2013 is $85.9 million, which is not included in the table above. Certain volume and support incentives also require the Company to undertake marketing, promotional or other activities to support the overall activities of the contract and to maintain the member, merchant or sponsorship relationships.

Settlement Indemnification

Under the Visa U.S.A. bylaws, the Company indemnifies issuing and acquiring members for settlement losses suffered by reason of the failure of any other member to honor credit and debit drafts, travelers cheques, or other instruments processed in accordance with the Operating Regulations. Visa International is the Company’s settlement agent. Under the Visa International bylaws, the Company partially indemnifies Visa International from losses due to the failure of a member. The term and the amount of the indemnity are not limited. The Company is responsible for losses up to $1.0 million plus .003% of the Company’s payments volume for the year preceding the loss, or approximately $40.0 million in fiscal 2007. Excess worldwide losses are allocated among Visa entities based on their proportionate share of total payments volume.

The Company provides data processing services for deposit access products, including comprehensive support for the following payment products: the Visa Check card, Visa Buxx and the Interlink network. The Company also supports point-of-sale check service drivers at over 1,000 ATMs and provides gateway access to all major U.S. payment networks.

The Company is subject to settlement risk for credit and debit transactions due to the difference in timing between the payment transaction date and subsequent settlement. The Company has global risk management

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

policies and procedures that include risk standards to provide a framework for managing the Company’s settlement exposure. To reduce the risk of settlement exposure, the Company obtains collateral from members, as needed, to ensure a member’s performance of its settlement obligations.

At September 30, 2007, management estimated its liability under credit and debit indemnification obligations by multiplying third-party estimates of the probability of bank failure by member average daily volumes and estimated average number of days to settle. The Company’s estimated settlement exposure amounted to $14.8 billion at September 30, 2007. The resulting probability-weighted value of the guarantee, after consideration of collateral held and estimated losses in the event of bank failure, was $0.4 million and $0.3 million in fiscal 2007 and 2006, respectively. These amounts are reflected in accrued liabilities on the Company’s consolidated balance sheets.

Member Advance Deposit Program

In September 2003, the Company introduced a Member Advance Deposit Program whereby members could choose to advance a deposit against their quarterly member service fees. As an incentive for member participation, the amount of the deposit was discounted at 6%. Any principal member of Visa U.S.A. could elect to participate in the Advance Deposit Program. All advance deposits under the program, totaling $536.4 million, were received by October 2003. One-sixteenth of the member’s total undiscounted deposit amount is applied as a credit against the next sixteen quarterly operating certificate fees otherwise payable to the Company, commencing with the first quarterly operating certificate filed subsequent to receipt of the member’s initial deposit. At September 30, 2007 and 2006, the balance of Member Deposits was $3.3 million and $137.4 million, respectively. Application of remaining Member Deposits to quarterly operating certificate fees payable will continue through December 2007.

Indemnification of Visa International

In conjunction with the Inovant, Inc. purchase on January 1, 2003 between Visa U.S.A. and Visa International, the Company agreed to indemnify Visa International in the event of future tax liability in connection with an adverse determination by a Taxing Authority resulting from the sale of stock of Inovant, Inc. The indemnification is effective for ten years and extends through thirty years or statute of limitations in the event of a tax extension for the year of the stock repurchase. Maximum potential future payments under the guarantee are difficult to assess due to the inability to predict future adverse tax determinations by a Taxing Authority and the absence of exposure limits. Management has assessed the probability of making such payments in the future as remote, based on current known facts. Consequently, the estimated maximum probability-weighted liability is considered immaterial and no liability has been accrued.

Indemnification of Real Estate Joint Ventures

In August 2004, VISA U.S.A. agreed with VLD I and VLD II that Visa U.S.A. would assume financial responsibility for any prepayment fee incurred by VLD I and VLD II in the event that Note Purchase Agreements of these organizations are called because of actions that are the sole responsibility of Visa U.S.A. Management has assessed the probability of making payment on the guarantee as remote, based on current known facts, and as such, no liability has been recorded. The total amount of the estimated pre-payment penalty in the event that the Note Purchase Agreements are paid before maturity is $5.4 million. The Company’s portion of the estimated pre-payment penalty is $4.2 million. See Note 8—Investments in Joint Venture.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Holographic Magnetic Card Reimbursement

In January 2006, the Company introduced a new card design with holographic magnetic stripe technology as part of its global brand architecture initiative. Limited technical problems were noted with regard to the use of the card and therefore the Company advised its members to discontinue its manufacture and distribution. The Company is a committed partner to its financial institution customers and has established a reimbursement process for members and card vendors that have incurred production and issuance costs. The Company agreed to reimburse members for certain costs they incurred with regard to the manufacture and distribution of the holographic magnetic card design. Members had until December 31, 2006 to file their claims. The Company received a total of $14.0 million in valid claims and has paid substantially all valid claims at September 30, 2007.

Visa Extras

Visa Extras is a points-based rewards program administered by Visa U.S.A. and offered by members to their cardholders, which enables enrolled cardholders to earn reward points on qualifying purchases. The Company administers the program for participating members and contracts with a vendor to perform the rewards fulfillment and other functions. During the transition of fulfillment services to a new vendor in fiscal 2007, conversion issues arose which resulted in limited accessibility to the Visa Extras platform for participating members and cardholders for more than one month. During fiscal 2007, the Company recorded a charge of $5.7 million to remunerate impacted members for certain costs. These amounts are included as reductions to other revenues on the consolidated statements of operations for fiscal 2007 and in accrued liabilities on the consolidated balance sheets. The Company believes that these amounts accurately reflect the Company’s exposure for such expenses at the balance sheet date, but will regularly monitor the adequacy of the liability.

Note 20 —Legal Matters

Visa U.S.A. is a party to various legal and regulatory proceedings. Some of these proceedings involve complex claims that are subject to substantial uncertainties and unascertainable damages. Accordingly, except as disclosed, the Company has not established reserves related to these proceedings as at this time in the proceedings the matter does not relate to a probable loss and/or amounts are not reasonably estimable. Although the Company believes that it has strong defenses for the litigation and regulatory proceedings described below, it could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position, or cash flows.

The Company’s litigation provision includes provisions of $2,652.8 million, $22.9 million and $132.3 million in fiscal 2007, 2006 and 2005, respectively. The fiscal 2007 and 2006 provisions are net of insurance recoveries received in those years of $2.0 million and $11.5 million, respectively. There was no insurance recovery in 2005. The litigation accrual is an estimate and is based on management’s understanding of its litigation profile, the specifics of each case, advice of counsel to the extent appropriate and management’s best estimate of incurred loss at the balance sheet dates. The Company is presently involved in the matters described below and other legal actions, except for those disclosed below as resolved or settled. The Company will continue to review the litigation accrual and, if necessary, future adjustments to the accrual will be made.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the activity related to accrued litigation in fiscal 2007 and 2006:

	2007	2006
	(in thousands)
Balance at October 1	$999,703	$1,207,920
Provision for settled legal matters	1,940,830	34,385
Provision for unsettled legal matters	714,000	—
Bank co-defendants’ obligation to American Express(1)	185,000	—
Insurance recovery	(2,000)	(11,500)
Interest accretion on settled matters	74,959	91,583
Payments on settled matters	(230,500)	(322,685)

Balance at September 30	$3,681,992	$999,703

(1)

Visa Inc. will consolidate the initial payment to American Express (see discussion below) on behalf of the five co-defendant banks. The Company has recorded a corresponding receivable in prepaid and other current assets on the Company’s consolidated balance sheets at September 30, 2007.

Covered Litigation

Visa U.S.A. is party to certain legal proceedings discussed below, which the Company refers to as the covered litigation. The retrospective responsibility plan is designed to address potential liability under the covered litigation. Covered litigation means:

•	The Discover Litigation. Discover Financial Services Inc. v. Visa U.S.A. Inc., Case No. 04-CV-07844 (S.D.N.Y.), which we refer to as the Discover litigation;

•	The American Express Litigation. American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al., No. 04-CV-0897 (S.D.N.Y.), which we refer to as the American Express litigation;

•	The Attridge Litigation. Attridge v. Visa U.S.A. Inc. et al., Case No. CGC-04-436920 (Cal. Super.), which we refer to as the Attridge litigation;

•

The Interchange Litigation. In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, 1:05-md-01720-JG-JO (E.D.N.Y.) or MDL 1720, including all cases currently included in MDL 1720, any other case that includes claims for damages relating to the period prior to this offering that is transferred for coordinated or consolidated pre-trial proceedings at any time to MDL 1720 by the Judicial Panel on Multidistrict Litigation or otherwise included at any time in MDL 1720 by order of any court of competent jurisdiction and Kendall v. Visa U.S.A., Inc. et al., Case No. CO4-4276 JSW (N.D. Cal.), which we refer to collectively as the interchange litigation; and

•

any claim that challenges the reorganization or the consummation thereof; provided that such claim is transferred for coordinated or consolidated pre-trial proceedings at any time to MDL 1720 by the Judicial Panel on Multidistrict Litigation or otherwise included at any time in MDL 1720 by order of any court of competent jurisdiction.

Rule 2.10(e) Litigation

American Express/Discover

On October 4, 2004, Discover Financial Services, Inc. (Discover) filed an action against Visa U.S.A., Visa International and MasterCard International Incorporated (MasterCard) in United States District Court for the Southern District of New York. On November 15, 2004, American Express Travel Related Services Company,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inc. (American Express) filed a similar action in the same court against Visa U.S.A., Visa International, MasterCard and certain of their member financial institutions. Both complaints sought treble damages and injunctive relief under Sections 1 and 2 of the Sherman Act, asserting that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy (CPP) prevented banks from issuing payment cards on the American Express and Discover networks. Discover also contends that Visa’s “Honor All Cards” rule reinforced the anticompetitive effects of bylaw 2.10(e).

Both lawsuits were assigned to the district court judge who presided in United States v. Visa (the DOJ Case), in which the Department of Justice challenged bylaw 2.10(e) and the CPP. In the DOJ Case, the court in 2001 enjoined Visa and MasterCard from enacting, enforcing, or maintaining any bylaw, rule, policy, or practice that prohibits members from issuing general purpose or debit cards on any other general purpose card network. In accordance with this court order, Visa U.S.A. repealed bylaw 2.10(e). The court deferred ruling on whether, or to what extent, it would give collateral estoppel effect in the American Express and Discover cases to factual findings made in the DOJ case.

The defendants moved to dismiss certain claims in the American Express and Discover cases. In the fall of 2005, the court granted MasterCard and Visa International’s motions to dismiss Discover’s attempted monopolization and monopolization claims against them, because Discover did not allege that either MasterCard or Visa International individually had sufficient market share to maintain these claims. The court denied Visa U.S.A.’s analogous motion, however, finding that Discover had alleged sufficient market share as to Visa U.S.A. The court also denied Visa and MasterCard’s motions to dismiss the plaintiffs’ debit card claims, ruling that the plaintiffs had properly alleged a debit card market. Visa’s motion to dismiss American Express’s exclusive-dealing claim was also denied.

Fact discovery is complete. At a hearing on April 25, 2007, the District Court for the Southern District of New York set a trial date of September 9, 2008 for both the American Express and Discover cases. The court also established deadlines and procedures for motions practice and expert discovery.

On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss and made technical changes to names of the plaintiffs. On July 24, 2007, American Express and Discover served expert reports seeking substantial damages. Expert reports were served jointly by Visa U.S.A., Visa International and the financial institution defendants on October 9, 2007. In accordance with SFAS No. 5, “Accounting for Contingencies,” Visa U.S.A. recorded a litigation provision of $650 million related to the Discover matter at September 30, 2007.

On November 1, 2007, Visa Inc., Visa U.S.A. and Visa International entered into an agreement with American Express to resolve all current litigation between American Express and Visa U.S.A. and Visa International and the related litigation between American Express and U.S. Bancorp, Wells Fargo & Co., Washington Mutual, JPMorgan Chase & Co. and Capital One Financial Corp. Visa Inc.’s board of directors approved the settlement agreement on November 6, 2007 and American Express’s board of directors approved the agreement on November 7, 2007. Visa U.S.A. members approved the settlement on November 9, 2007.

Under the settlement agreement, American Express will receive maximum payments of $2.25 billion including $2.07 billion from Visa Inc. and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa Inc. will pay American Express an additional amount of up to $70 million per quarter for 16 quarters, for a maximum total of $1.12 billion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future payments discounted at 4.72% over the payment term of $1.9 billion are reflected in the litigation provision on the Company’s consolidated statements of operations for the fiscal year ended September 30, 2007 and in current and long-term accrued litigation on the Company’s consolidated balance sheets at September 30, 2007. The settlement will be funded by the members of Visa U.S.A. through Visa Inc.’s retrospective responsibility plan, a series of agreements with U.S. financial institutions to fund the financial obligations of certain litigation, including the American Express litigation covered by this settlement agreement.

Attridge

On December 8, 2004, a purported consumer class action was filed against Visa U.S.A., Visa International and MasterCard in California state court (Attridge). The complaint asserted claims under California’s Cartwright Act and Unfair Competition Law, based in part on Visa’s former bylaw 2.10(e). The Cartwright Act claim, however, was dismissed in May 2006. On October 4, 2006, the court approved a plan for initial discovery, which is now proceeding. No trial date has been set. On December 14, 2007, the plaintiff amended this complaint to add Visa Inc. as a defendant. No new claims were added to the complaint.

Interchange Litigation

Kendall

In October 2004, a class action was filed in United States District Court for the Northern District of California against Visa U.S.A., MasterCard and several banks (Kendall). The Kendall class purported to represent all merchants that accept Visa- or MasterCard-branded payment cards, and alleged, among other things, that the setting of interchange is unlawful under Section 1 of the Sherman Act. In addition to money damages, the plaintiffs sought to enjoin Visa and MasterCard from setting interchange rates and from allegedly negotiating merchant discount rates with certain merchants. The plaintiffs filed an amended complaint in April 2005 and stipulated that the suit related only to conduct taking place after January 1, 2004.

On July 25, 2005, the court granted defendants’ motions to dismiss the amended complaint with prejudice. Plaintiffs filed an appeal to the Ninth Circuit Court of Appeals on August 10, 2005. The Ninth Circuit heard oral argument on the plaintiffs’ appeal on June 11, 2007. No ruling has been issued.

Multidistrict Litigation Proceedings (MDL)

In fiscal 2005 and 2006, approximately fifty lawsuits—most of which were asserted as purported class actions—were filed on behalf of merchants who accept payment cards against Visa U.S.A., Visa International, MasterCard and other defendants. Plaintiffs allege that defendants violated federal and state antitrust laws by setting interchange rates (among other claims, as described below). The suits seek treble damages for alleged overcharges in merchant discount fees, as well as injunctive and other relief.

On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order establishing a MDL in the Eastern District of New York. The Honorable John H. Gleeson was assigned to coordinate pretrial proceedings in the cases transferred to the MDL. On April 24, 2006, a consolidated amended class action complaint was filed, which supersedes the class action complaints filed previously. One additional class action was filed after the date of the consolidated class complaint; it has been conditionally transferred to MDL 1720 but has not yet been made part of the consolidated class. Visa U.S.A. is a defendant in the consolidated class action complaint and nine additional complaints filed on behalf of individual plaintiffs.

The consolidated class action complaint alleges that the setting of interchange violates Section 1 of the Sherman Act; that Visa’s “no surcharge” rule and other alleged Visa rules violate Section 1 of the Sherman Act;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and that the rules and interchange together constitute monopolization, violating Section 2 of the Sherman Act and California’s Cartwright Act. The consolidated class action complaint further asserts that Visa ties “Payment Guarantee Services” and “Network Processing Services” to “Payment Card System Services” and engages in exclusive dealing, both in violation of Section 1 of the Sherman Act and that offline debit interchange violates Section 1 of the Sherman Act and California’s Cartwright Act.

The individual complaints include similar claims and also allege that Visa impermissibly ties services for “Premium Credit Cards” to services for other Visa-branded payment cards.

On June 9, 2006, Visa answered the consolidated class action complaint and moved to dismiss in part, or strike, claims for pre- January 1, 2004 damages. On July 10, 2007, pursuant to a joint request by the parties, the court entered an amended scheduling order extending the deadline for fact discovery to June 30, 2008, expert discovery to February 20, 2009 and the deadline for completion of all summary judgment and other pretrial motions to March 27, 2009. No trial date has been set.

On September 7, 2007, the Magistrate Judge in MDL 1720 issued a Report and Recommendation to the District Court recommending that the District Court grant the defendants’ motion to dismiss the putative class plaintiffs’ claims for damages incurred prior to January 1, 2004. On October 12, 2007, the Magistrate Judge granted putative class plaintiffs’ request to brief the issue of whether the Report and Recommendation would affect the claims of non-party members of the putative class who opted out of the In re Visa Check/ MasterMoney Antitrust Litigation class action. Following the submissions, the Magistrate Judge declined plaintiffs’ request to advise on that issue. Putative class plaintiffs filed objections to the Report and Recommendation on November 14, 2007, and defendants filed their responses to those objections on December 13, 2007.

Retailers’ Litigation

Retailers’ Litigation

In 1996, a merchant class action was filed in United States District Court for the Eastern District of New York alleging that Visa’s “Honor All Cards” rule and MasterCard’s analogous rule violated federal antitrust laws (In re Visa Check/MasterMoney Antitrust Litigation, or Retailers’). On June 4, 2003, a settlement agreement was executed. Visa agreed to modify its “Honor All Cards” rule such that, effective January 1, 2004, a merchant may accept only Visa check cards, only Visa credit cards, or both. Visa also agreed to pay approximately $2.0 billion to the merchant class over ten years, among other things. The court approved the settlement on December 19, 2003.

Several objectors appealed the district court’s approval of the settlement agreement. In January 2005, the Second Circuit Court of Appeals affirmed the district court’s ruling. The Court of Appeals held that the settlement releases all claims that were or could have been asserted by the class through December 31, 2003, including claims challenging interchange and bylaw 2.10(e). As such, other pending cases challenging interchange and bylaw 2.10(e) were released by the settlement. A petition for rehearing was denied on March 1, 2005, as was a petition for writ of certiorari to the United States Supreme Court. Settlement funds are now being distributed to the class.

Plaintiffs in one action challenging interchange (Reyn’s Pasta Bella, filed in 2002) appealed the Northern District of California’s dismissal of its case based on the release in the Retailers’ settlement agreement. The Ninth Circuit Court of Appeals heard argument on December 7, 2005 and affirmed the district court’s dismissal on March 27, 2006.

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U.S. Government Litigation

In January 2006, the United States made a monetary claim against the settlement fund that was established in connection with the settlement of the Retailers’ Litigation in December 2003. The United States was not a class member, but asserted equitable arguments as a “merchant” on behalf of its agencies and instrumentalities accepting Visa or MasterCard cards. After the claims administrator denied the government’s claim, the government appealed the decision to the federal court that has retained jurisdiction to resolve disputes relating to administration of the Retailers’ settlement fund. On December 29, 2006, a settlement agreement was reached whereby Visa U.S.A. and MasterCard International Incorporated together will pay the U.S. government $3.5 million and the government’s claim against the Retailers’ settlement fund will be capped and reduced by 66%. Visa U.S.A.’s portion of the agreement is $2.0 million. The settlement also provides Visa U.S.A. with a full release from the U.S. government for all interchange and “honor all cards”-type claims accruing prior to January 1, 2004. The District Court entered an order approving the settlement on February 28, 2007.

Retailers’ “Opt-Outs”

Several merchants who “opted-out” of the Retailers’ class action asserted similar claims against Visa U.S.A. These cases were consolidated for pretrial proceedings (MDL 1575) before the United States District Court for the Eastern District of New York. Visa U.S.A. has settled all but one of these suits, and as a result, recorded a pre-tax charge of $19.8 million during the nine months ended June 30, 2005. The sole remaining “opt-out” matter is GMRI. In GMRI, the plaintiff contends that it can pursue a motion for partial summary judgment previously filed by the settling “opt-out” merchants.

On May 14, 2007, GMRI, Inc. sought to amend its complaint and consolidate the case with Multidistrict Litigation 1720. Visa U.S.A., Visa International and several of their member banks named as defendants in Multidistrict Litigation 1720 opposed the plaintiff’s motion. On June 1, 2007, the plaintiff withdrew its request.

On June 22, 2007, GMRI, Inc. filed suit against Visa International and various member banks of Visa U.S.A. and/or Visa International in the U.S. District Court for the District of Minnesota, alleging both the merchant opt-out claims at issue in GMRI, Inc.’s suit against Visa U.S.A. and a number of the claims set forth in the class complaint filed in Multidistrict Litigation 1720 relating to interchange and Visa rules. In December 2007, GMRI, Inc. and Visa U.S.A. agreed in principle to resolve the claims brought against Visa U.S.A. and Visa International through binding mediation.

“Indirect Purchaser” Actions

Forty so-called “indirect purchaser” actions stemming from the Retailers’ litigation have been filed against Visa and MasterCard in nineteen states and the District of Columbia. In these actions, the plaintiffs purport to represent classes of residents of one or more states who purchased goods at merchants that accepted Visa- or MasterCard-branded payment cards. They claim to have paid higher prices as a result of the purported “tying” and other alleged anti-competitive conduct at issue in the Retailers’ litigation. The plaintiffs assert claims under state antitrust statutes, state consumer protection statutes and common law.

Cases in fifteen jurisdictions were dismissed by the trial court and the plaintiffs declined to pursue an appeal. The parties are awaiting a decision on Visa U.S.A.’s motion to dismiss in New Mexico.

The action in Iowa was dismissed by the trial court and subsequently went under plaintiff’s appeal. On June 22, 2007, the Supreme Court of Iowa unanimously affirmed the lower court’s dismissal of the action against Visa U.S.A.

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On June 29, 2007, the Superior Court of the District of Columbia granted Visa U.S.A.’s motion to dismiss.

In the California cases, consolidated before the Superior Court for the State of California in the City and County of San Francisco, Visa U.S.A. filed a motion for judgment on the pleadings based upon California Proposition 64, which limits a plaintiff’s standing to bring claims under Section 17200. After oral argument, the court denied Visa U.S.A.’s motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007. On July 24, 2007, a case management conference was held at which the court permitted certain further discovery and agreed to address plaintiffs’ proposed motion for collateral estoppel with respect to certain elements of a “tying” claim based on statements in the decision on cross-motions for summary judgment in In re Visa Check/MasterMoney Antitrust Litigation, No. 96-5238 (E.D.N.Y.). At a case management conference on October 31, 2007, the court denied the plaintiffs’ collateral estoppel motion and set a new case management conference for January 18, 2008.

In West Virginia, the action was brought against Visa U.S.A. by West Virginia’s attorney general as parens patriae for West Virginia consumers. The court denied Visa U.S.A.’s motion for summary judgment. Visa U.S.A. answered the West Virginia complaint on February 14, 2006 and the parties began discovery. On April 10, 2007, the court issued a stay of discovery pending its ruling on an antitrust standing issue. On April 27, 2007, the parties reached an agreement in principle to settle all claims against Visa U.S.A. In connection with this agreement, the Company recorded a provision of $12.8 million for the settlement, which is included in amounts discussed below.

In fiscal 2007, 2006 and 2005, the Company recorded charges related to the Retailers’ settlement and other merchant litigation matters of $149.8 million, $79.6 million and $117.8 million, respectively, which are reflected in the litigation provision and interest expense on the Company’s consolidated statements of operations. The primary component of fiscal 2007, 2006 and 2005 charges was accretion expense of $71.0 million, $79.6 million and $98.0 million, respectively, recorded on the Retailers’ settlement and other merchant litigation matters, which had been discounted at 7.25% over the payment terms. Relating to these matters, cash payments of $202 million, $211 million and $268 million, were made in fiscal 2007, 2006 and 2005, respectively.

Settlement Service Fee Litigation

On September 23, 2003, MasterCard filed papers in the United States District Court for the Southern District of New York alleging that Visa U.S.A.’s bylaw 3.14, the Settlement Service Fee (SSF), does not comply with the terms of the injunction issued in the DOJ Case. In December 2003, the court denied MasterCard’s motion on jurisdictional grounds. MasterCard re-filed its challenge to the SSF on January 10, 2005, seeking repeal of bylaw 3.14 and a court order giving certain Visa debit issuers the right to rescind all or part of Visa debit Partnership agreements entered into since the SSF was enacted. A court appointed Special Master conducted an evidentiary hearing in December 2005.

On July 7, 2006, the Special Master submitted confidential findings of fact and conclusions of law to the court. Visa and MasterCard filed under seal objections and alternative motions to adopt or modify the Report. The court held a hearing on April 23, 2007 and considered MasterCard’s request for an order repealing the SSF and giving certain issuers an opportunity to terminate their agreements early.

On June 7, 2007, the court issued an Opinion and Order holding that the Settlement Service Fee violated the final judgment in the Department of Justice litigation at October 15, 2004. On June 15, 2007, the court issued an Amended Opinion and Order, clarifying the remedy in the ruling. First, the court ordered Visa U.S.A. to repeal the Settlement Service Fee bylaw. Second, the court gave any Visa U.S.A. debit issuer subject to the Settlement

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Service Fee prior to its repeal who entered into an agreement that includes offline debit issuance with Visa U.S.A. on or after June 20, 2003 the right to terminate its agreement, provided that the issuer has entered into an agreement to issue MasterCard-branded debit cards and the issuer repays to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement. On June 13, 2007, the parties entered into an agreement to toll the statute of limitations on certain potential claims MasterCard may have against Visa U.S.A. in connection with the Settlement Service Fee.

Pursuant to the court’s order, the settlement service fee bylaw was rescinded as of the effective date of the order. On June 29, 2007, Visa U.S.A. filed a notice of appeal to the Second Circuit Court of Appeals. Visa U.S.A. also sought a stay pending appeal as to the remainder of the court’s remedy, which the District Court denied on August 7, 2007.

On August 17, 2007, Discover Financial Services and DFS Services LLC moved the District Court to intervene in the SSF matter. Discover also sought to have the District Court modify its June 15, 2007 order to (1) extend the contract termination remedy to issuers entering into agreements with Discover; and (2) void certain provisions of Visa’s debit agreements. On September 10, 2007, American Express filed a motion seeking to intervene if the court were to grant Discover’s motion to intervene. The District Court denied Discover’s motion and declared American Express’s motion moot on October 12, 2007.

On September 11, 2007, Discover filed a motion to intervene in the SSF case in the Second Circuit and asked the Second Circuit to remand the case to the District Court. Visa U.S.A. opposed Discover’s motion. Briefing is complete but no decision has been issued by the Second Circuit.

Currency Conversion Litigation

State Litigation

In 2000, a “representative” action was filed in California state court against Visa U.S.A. and Visa International in connection with Visa’s practice of charging its members a 1% “currency conversion fee” when a U.S. cardholder purchases goods or services in a foreign currency and the disclosure of that fee (Schwartz). Plaintiffs claimed Visa’s currency conversion practices violated California Business & Professions Code Section 17200 and sought injunctive relief and restitution.

Four additional California state currency conversion class actions were filed against Visa U.S.A. and Visa International. Shrieve and Castro alleged that Visa had a duty to inform cardholders using debit cards overseas of the existence of the 1% currency conversion fee that Visa charges its members. Mattingly alleged Visa had a duty to inform cardholders using credit cards overseas of the existence of the 1% currency conversion fee. Baker challenged Visa International’s calculation of currency conversion rates and the disclosure of those rates. All plaintiffs sought restitution and injunctive relief.

Federal Multidistrict Litigation (MDL)

A federal MDL currency conversion lawsuit alleged, inter alia, price-fixing violations against Visa U.S.A., Visa International and a number of banks arising out of the 1% currency conversion fee Visa charges to members and the optional issuer fees that issuers may charge cardholders. In March 2005, the court held that plaintiffs with valid arbitration agreements cannot go forward in court and must proceed with arbitration instead. Those plaintiffs are appealing the ruling.

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Federal Multidistrict Litigation & State Litigation

On July 20, 2006, the parties executed a settlement agreement to resolve all federal MDL and state claims, including those on appeal. Under the agreement, the defendants collectively will pay $336.0 million to create a settlement fund to pay monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa’s portion of the settlement fund is $100.1 million. Visa and MasterCard will pay an additional $32.0 million to resolve the claims in the Schwartz matter; Visa’s share is $18.6 million. The settlement agreement also includes provisions relating to disclosures on billing statements and other documents. The settlement agreement has been preliminarily approved by the United States District Court for the Southern District of New York.

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the U.S. District Court for the Southern District of New York appointed a Special Master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The Special Master submitted his report on or about July 10, 2007 and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the Special Master. On September 24, 2007, the court issued an order approving the revised notices, claim forms and settlement schedule submitted by the parties. Revised notices and claim forms will be mailed to identified class members in late November 2007 and a revised publication notice will run in late November and early December. Class members will have until February 14, 2008 to object to or opt-out of the settlement. The Court moved the hearing on entry of Final Judgment and Order of Dismissal to March 31, 2008.

District of Columbia Civil Investigative Demand

On January 5, 2007, the Office of the Attorney General for the District of Columbia issued a Civil Investigative Demand (“CID”) to Visa U.S.A. seeking information regarding a potential violation of Section 28-4502 of the District of Columbia Antitrust Act. The D.C. Attorney General’s office is coordinating parallel investigations by the Attorneys General of New York and Ohio. The CID seeks documents and narrative responses to several interrogatories and document requests, which focus on PIN debit. Visa U.S.A. continues to cooperate with the Attorneys General in connection with the CID.

U.S. Department of Justice Civil Investigative Demands

On September 26, 2007, the Antitrust Division of the United States Department of Justice (the “Division”) issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents, data and narrative responses to several interrogatories and document requests, which focus on PIN debit and Visa’s No Signature Required program.

On September 27, 2007, the Division issued a second CID to Visa U.S.A., also seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents in response to several requests, which focus on Visa U.S.A.’s agreements with banks that issue Visa debit cards. Visa U.S.A. is cooperating with the Division in connection with both CIDs.

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Other Litigation

First Data Litigation

In April 2002, Visa U.S.A. filed a complaint against First Data Corporation, First Data Resources, Inc. and First Data Merchant Services Corporation (collectively, First Data) in United States District Court for the Northern District of California. The action was based on First Data’s attempt to implement, without Visa’s prior approval, a “private arrangement” among Visa members by which First Data would authorize, clear and settle Visa transactions, bypassing VisaNet. Visa asserted trademark and related contract claims and sought declaratory relief, injunctive relief and damages. First Data filed counterclaims in November 2002, alleging that Visa violated federal and state antitrust laws by banning private arrangements. First Data also asserted common law contract and tort claims and a claim under California state consumer protection law. In August 2004, First Data filed amended counterclaims, adding a “concerted refusal to deal” claim under federal antitrust laws and expanding the market definition to include “debit card network processing services.”

On July 5, 2006, the parties signed a confidential settlement agreement, pursuant to which First Data will transition existing private arrangements between itself and Visa member financial institutions onto VisaNet. Both parties’ claims were dismissed with prejudice on July 6, 2006.

Parke Litigation

On June 27, 2005, a purported merchant and consumer class action was filed in California state court against Visa International, Visa U.S.A., MasterCard, Merrick Bank and CardSystems Solutions, Inc. (Parke). The complaint alleges that Visa’s failure to inform cardholders of a security breach at CardSystems Solutions, Inc. in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California privacy law. The court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information and for a preliminary injunction. In September 2005, the court dismissed the claims brought by the merchants and on November 18, 2005, the defendants answered the remaining claims.

CardSystems Solutions, Inc. filed for bankruptcy in United States District Court for the District of Arizona in May 2006. The Parke plaintiffs removed the case to United States District Court for the Northern District of California on August 10, 2006 and then sought to transfer the case to federal court in Arizona. Visa and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case. The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to the Company’s consolidated financial statements.

Debit Hold Litigation

On July 23, 2004, a purported class action was filed against Visa U.S.A. in United States District Court for the District of South Carolina, asserting claims of conversion, civil conspiracy and negligence (Lemacks). The plaintiff alleged that Visa directed, allowed, or conspired with banks and restaurants to place holds on her account in an amount exceeding the purchase price of the meals. The plaintiff sought compensatory and punitive damages, disgorgement of profits allegedly realized and an injunction prohibiting the practice. In December 2005, the parties executed a settlement agreement to resolve all claims and the case was dismissed.

PSW Litigation

On August 17, 2004, PSW Inc.—a defunct company that processed credit card information for Internet merchants—sued Visa U.S.A., MasterCard, First Financial Bank and First Data Merchant Services in United

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States District Court for the District of Rhode Island. Among other things, the complaint alleged that Visa and MasterCard exercised monopoly power to exclude competition unreasonably, resulting in higher prices for network services and excessive fines and penalties. In July 2006, the parties executed a settlement agreement to resolve all claims in this matter. The settlement was approved by the receivership court and the case was dismissed on September 19, 2006.

CLI Litigation

In June 2003, a lawsuit was filed in California state court against Visa and MasterCard challenging certain corporate risk policies related to chargebacks. As to Visa, the plaintiff claims that fines and fees assessed pursuant to Visa’s programs monitoring acquirers whose merchants have excessive chargebacks violate California’s Unfair Competition Law. Purporting to act on behalf of all merchants that accept Visa- or MasterCard-branded cards, the plaintiff seeks restitution of the fees and injunctive relief.

In December 2005, the court vacated all deadlines pending disposition of the Proposition 64 cases before the California Supreme Court. After the Supreme Court found Proposition 64 applicable to pending cases, the trial court gave the plaintiff until November 6, 2006 to amend the complaint or have the action dismissed. On August 23, 2006, Visa filed a motion to dismiss based on Proposition 64. The plaintiff elected not to pursue the case further and in November 2006 the parties filed a stipulated judgment dismissing the case with prejudice.

ATM Exchange Litigation

On November 14, 2005, ATM Exchange sued Visa U.S.A. and Visa International in United States District Court for the District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation and fraudulent misrepresentation, alleging that Visa’s “deferment” of a deadline for meeting heightened ATM data encryption testing and approval standards harmed the plaintiff by reducing demand for its ATM upgrade solution.

The parties have engaged in written discovery, party and third-party depositions and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated that it would set another trial date, if necessary, in its forthcoming ruling on the motions for summary judgment.

TCF Financial Corporation Litigation

On April 26, 2006, TCF Financial Corporation (TCF) filed an action in Delaware Chancery Court against Visa U.S.A. and its Board members, seeking to enjoin Visa’s annual meeting, Visa’s proposed restructuring and the filing of an amended Certificate of Incorporation and amended bylaws. TCF also sought declaratory relief with respect to its breach of fiduciary duty claim, which is based on disclosures made in the proxy statement and corporate governance changes within the corporate restructuring. The parties reached a confidential agreement in November 2006 pursuant to which all claims were dismissed with prejudice.

Lampone Litigation

On May 23, 2006, an action was filed against Visa U.S.A., U.S. Bancorp, eFunds and Wildcard in California state court on behalf of a putative class of California consumers who were enrolled in the Visa Buxx service and were assessed an “overdraft” fee by U.S. Bancorp. Asserting claims under California Business & Professions

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Code Section 17200 and the California Consumer Legal Remedies Act, the plaintiff alleges that the defendants failed to disclose that a Visa Buxx cardholder can overdraw the Visa Buxx card and that the cardholder could be assessed an overdraft fee. The plaintiff seeks injunctive relief, restitution and disgorgement.

On May 4, 2007, the parties executed a confidential agreement to settle the case and dispose of all claims. The settlement amount is not considered material to the Company’s consolidated financial statements. On May 30, 2007, the court approved the parties’ settlement agreement and dismissed the case in its entirety with prejudice.

Harding Litigation

In May 2003, Retailers National Bank filed a collection action in California state court against a cardholder for credit card debts incurred as a result of her Internet gambling (Harding). In August 2003, the cardholder filed a cross-complaint against Visa U.S.A., Visa International, other payment card companies and several banks, alleging violations of California’s unfair competition statute; state and federal gambling laws; California’s public policy against the collection and enforcement of gambling debts; and the USA PATRIOT Act’s prohibition on transferring funds intended to be used to support unlawful activity. Only injunctive relief is sought against Visa U.S.A.

Visa has not yet answered the cross-complaint. In September 2006, the U.S. Congress passed legislation concerning Internet gambling that may affect the cross-complainant’s ability to seek injunctive relief. The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to the Company’s consolidated financial statements.

AAA Antiques Mall

On November 13, 2007, a putative class action lawsuit was filed in Maryland state court against Visa U.S.A., MasterCard Worldwide and Discover Financial Services. Plaintiff AAA Antiques Mall, Inc. alleges that “credit card fees” assessed by defendants as to the state tax portion of a sales transaction constitute unjust enrichment and/or intentional misrepresentation. At this time, it is too early to make any reasonable evaluation of the claims alleged.

Intellectual Property Litigation

Safeclick, LLC

In December 2003, Safeclick, LLC sued Visa U.S.A. and Visa International in United States District Court for the Northern District of California for patent infringement. Safeclick alleged that the “Verified by Visa” program (VbV), which authenticates the identity of a cardholder in an Internet transaction, infringes two claims of Safeclick’s “Electronic Transaction Security System” patent. Safeclick indicated that it would seek “reasonable royalty” damages and injunctive relief.

On December 14, 2005, the court granted Visa’s motion for summary judgment, dismissing the case in its entirety. The Court of Appeals for the Federal Circuit affirmed the dismissal on October 23, 2006. On November 2, 2006, the parties entered an agreement to allow this judgment to become final without seeking any further amendment or appeal.

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Starpay and VIMachine

On May 8, 2003, Starpay and VIMachine sued Visa U.S.A. and Visa International in United States District Court for the Northern District of Texas, claiming that Visa used information provided to it by Starpay in 2000 to create VbV and to file a Visa patent application on the technology underlying VbV. Two claims are asserted: infringement of VIMachine’s patent and misappropriation of Starpay’s trade secrets. In February 2006, each party filed objections to the Magistrate Judge’s recommendation on claim construction.

On September 10, 2007, the District Court issued an order resolving the parties’ various objections and finalized the claim construction. The court has set a schedule that calls for the completion of discovery by April 18, 2008 and the filing of any dispositive motions by May 16, 2008. No trial date has been set.

Softcard Systems Inc.

In November 2003, Softcard Systems Inc. (Softcard) filed a complaint against Visa U.S.A. and Target Corporation (Target) in United States District Court for the Northern District of Georgia. Softcard alleged that aspects of Visa and Target’s smart card loyalty programs for cardholders infringed Softcard patents related to electronic coupon programs. In December 2005, the case was dismissed pursuant to a settlement agreement that resolved all claims.

Every Penny Counts, Inc. – “Keep the Change”

On January 30, 2007, Every Penny Counts, Inc. filed a lawsuit in federal court in the Middle District of Florida against Bank of America Corporation and Visa U.S.A. alleging patent infringement related to Bank of America’s “Keep the Change” program. Bank of America has agreed to indemnify Visa U.S.A. in this litigation and has taken over the defense of the lawsuit. On April 23, 2007, Every Penny Counts, Inc. voluntarily dismissed its claims against Visa U.S.A.

PrivaSys

On June 20, 2007, PrivaSys, Inc. filed a complaint in the U.S. District Court for the Northern District of California against Visa International and Visa U.S.A. for patent infringement. PrivaSys alleges that Visa U.S.A.’s contactless payment technology infringes U.S. Patent No. 7,195,154 (“the ‘154 patent”), entitled “Method for Generating Customer Secure Card Numbers.” Visa U.S.A. and Visa International filed their respective answers and counterclaims on August 21, 2007 alleging that Visa did not infringe the ‘154 patent, that the ‘154 patent is invalid and that the patent is unenforceable due to inequitable conduct and prosecution laches. On September 28, 2007, PrivaSys filed a motion requesting leave to file an amended complaint adding J.P. Morgan Chase and Wells Fargo as defendants. Visa U.S.A. and Visa International opposed this motion on October 26, 2007 and asked the court, in the alternative, to stay all proceedings against Visa member banks pending resolution of the issue of whether the Visa technology infringes the PrivaSys patent. On November 14, 2007, the court granted PrivaSys’s motion for leave to file the amended complaint. On December 5, 2007, Visa U.S.A. filed an answer to the amended complaint. The parties have reached an agreement in principle to settle the dispute.

Every Penny Counts, Inc. – “Open Prepaid Cards”

On July 17, 2007, Every Penny Counts, Inc. filed a complaint in the U.S. District Court for the Middle District of Florida against Visa U.S.A., MasterCard and American Express for infringement of four of its patents. Plaintiff amended its complaint on September 27, 2007 to add Green Dot Corp. as a party and to add a fifth patent to its suit. The Complaint now alleges that the defendants’ “open” prepaid card products infringe U.S.

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Patent No. 5,621,640 (“Automatic Philanthropic Contribution System”), U.S. Patent No. 6,112,191 (“Method and System to Create and Distribute Excess Funds from Consumer Spending Transactions”), U.S. Patent No. 6,088,682 (“Funds Distribution System Connected with Point of Sale Transactions”), U.S. Patent No. 6,876,971 (“Funds Distribution System Connected with Point of Sale Transaction”) and U.S. Patent No. 7,171,370 (“Funds Distribution System Connected with Point of Sale Transactions”). Visa U.S.A. filed a Motion to Dismiss, or in the Alternative for a More Definite Statement, based on the plaintiff’s failure to identify which products or services offered by Visa U.S.A. purportedly infringe which of the plaintiff’s patents on October 12, 2007. The court denied the motion on October 29, 2007. On November 13, 2007, Visa U.S.A. filed its answer and counterclaims alleging that Visa does not infringe the plaintiff’s patents, that the plaintiff’s patents are invalid, and that the plaintiff’s patents are unenforceable due to prosecution laches and inequitable conduct. The court issued an order on December 13, 2007 setting procedural deadlines for the claim construction and scheduling a Markman hearing in May 2008.

Note 21—Subsequent Event

Visa Inc. Reorganization

Effective as of October 1, 2007, the Company, Visa International, Visa Canada and Inovant LLC consummated a reorganization and became direct or indirect subsidiaries of Visa Inc., a Delaware stock corporation. Visa Europe did not become a subsidiary of Visa Inc. but rather remained owned by its member financial institutions and entered into a set of contractual arrangements with Visa Inc. in connection with the reorganization.

In the reorganization, Visa Inc. issued different classes and series of common stock reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located. In addition to the common stock, Visa Inc. provided other consideration to Visa Europe in exchange for its ownership in Visa International and Inovant based on the fair value of these interests received by Visa Inc.

The information in these consolidated financial statements is historical and therefore reflects certain contractual and other arrangements between Visa affiliates that are no longer in place as a result of the October 2007 reorganization.

American Express Litigation Settlement

On November 1, 2007, Visa Inc., Visa U.S.A. and Visa International entered into an agreement with American Express to settle previously disclosed litigation, American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al, pending since 2004. The settlement resolves all current litigation between American Express and Visa U.S.A. and Visa International and the related litigation between American Express and U.S. Bancorp, Wells Fargo & Co., Washington Mutual, JPMorgan Chase & Co. and Capital One Financial Corp. Visa Inc.’s board of directors approved the settlement agreement on November 6, 2007 and Visa U.S.A.’s members approved the settlement agreement on November 9, 2007.

Under the settlement agreement, American Express will receive maximum payments of $2.25 billion including $2.07 billion from Visa Inc. and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa will pay American Express an additional amount of up to $70 million a quarter for 16 quarters, for a maximum total of $1.12 billion.

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Visa Inc.’s future minimum payments under the settlement agreement are as follows:

For the years ending September 30,	In Millions
2008	$1,155
2009	280
2010	280
2011	280
2012	70

Total Future Commitments	$2,065

Future payments discounted at 4.72% over the payment term of $1.9 billion are reflected in the litigation provision on Visa U.S.A.’s consolidated statements of operations for the fiscal year ended September 30, 2007 and in current and long term accrued litigation on the consolidated balance sheets at September 30, 2007. The settlement will be funded by the members of Visa U.S.A. through Visa Inc.’s retrospective responsibility plan, a series of agreements with U.S. financial institutions to fund the financial obligations of certain litigation, including the American Express litigation covered by this settlement agreement. See Note 20—Legal Matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Visa Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Visa International and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Visa International and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  KPMG LLP

San Francisco, California

December 19, 2007

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,
	2007	2006
	(In thousands)
Assets
Cash and cash equivalents	$953,060	$705,806
Trading assets	92,425	80,964
Investment securities, available-for-sale	1,106	1,210
Settlement due from customers	577,644	459,998
Accounts receivable, net of allowances of $502 and $2,681 for 2007 and 2006, respectively	101,180	59,538
Customer collateral	320,636	275,278
Prepaid expenses and other current assets	90,191	64,926
Current portion of deferred income taxes, net	38,073	36,501

Total current assets	2,174,315	1,684,221
Premises and equipment, net	154,392	162,617
Investments in real estate joint ventures	24,627	22,019
Intangibles, net	29,856	47,424
Long-term deferred income taxes, net	19,617	15,826
Other assets	87,916	80,432

Total assets	$2,490,723	$2,012,539

Liabilities and Equity
Trade and accrued taxes payable	$78,994	$59,446
Settlement due to customers	593,960	444,416
Customer collateral	320,636	275,278
Accrued compensation and benefits	226,048	152,852
Accrued and other liabilities	301,618	383,519

Total current liabilities	1,521,256	1,315,511
Long-term debt	39,954	39,929
Other liabilities	59,126	50,819

Total liabilities	1,620,336	1,406,259
Commitments and contingencies—refer to Note 17
Equity
Accumulated net income	872,978	605,415
Accumulated other comprehensive (loss) income, net	(2,591)	865

Total equity	870,387	606,280

Total liabilities and equity	$2,490,723	$2,012,539

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2007	2006	2005
	(In thousands)
Operating Revenues
Service fees	$963,008	$755,440	$632,586
International service revenues	636,012	428,027	360,195
Data processing fees	325,761	246,744	207,880
Volume and support incentives	(209,822)	(302,359)	(181,464)
Other revenues	187,537	134,703	128,233

Total operating revenues	1,902,496	1,262,555	1,147,430

Operating Expenses
Personnel	410,019	317,003	309,219
Affiliates services	211,808	212,144	183,511
Premises, equipment and software	108,147	105,245	104,130
Communications	36,533	33,423	31,833
Professional and consulting services	204,266	119,004	98,721
Advertising and promotion	457,261	343,922	284,973
Travel and meetings	57,412	59,275	45,530
Other expenses	56,201	52,243	32,514
Settlement risk guarantee	(57)	(150)	(44,602)

Total operating expenses	1,541,590	1,242,109	1,045,829

Operating income	360,906	20,446	101,601
Non-operating income, net	105,663	78,511	40,469

Income before provision for income taxes	466,569	98,957	142,070
Provision for income taxes	196,332	29,202	58,869

Net income	$270,237	$69,755	$83,201

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Accumulated Net Income	Accumulated Other Comprehensive Income (Loss)	Total Equity
	(In thousands)
Balance at September 30, 2004	$452,459	$1,489	$453,948
Net income	83,201	—	83,201
Other comprehensive loss, net of tax	—	(1,703)	(1,703)

Comprehensive income			81,498

Balance at September 30, 2005	535,660	(214)	535,446
Net income	69,755	—	69,755
Other comprehensive income, net of tax	—	1,079	1,079

Comprehensive income			70,834

Balance at September 30, 2006	605,415	865	606,280
Net income	270,237	—	270,237
Other comprehensive income, net of tax	—	286	286

Comprehensive income			270,523
Adjustments to initially apply Statement of Financial Accounting Standards No. 158, net of tax of $4,278 (Note 2)	(2,674)	(3,742)	(6,416)

Balance at September 30, 2007	$872,978	$(2,591)	$870,387

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended September 30,
	2007	2006	2005
	(In thousands)
Net Income	$270,237	$69,755	$83,201

Other comprehensive income (loss), net of tax:
Investment securities, available-for-sale
Net unrealized (losses) gains	(104)	8	1,216
Income tax effect	41	(3)	(462)
Reclassification adjustment for net realized gains	—	(3)	(1,760)
Income tax effect	—	1	669
Derivative instruments
Net unrealized (losses) gains	(4,553)	1,417	(5,977)
Income tax effect	1,821	(527)	2,271
Reclassification adjustment for net realized losses	5,148	310	3,774
Income tax effect	(2,067)	(124)	(1,434)

Other comprehensive income (loss), net of tax	286	1,079	(1,703)

Comprehensive income	$270,523	$70,834	$81,498

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2007	2006	2005
	(In thousands)
Operating Activities
Net income	$270,237	$69,755	$83,201
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	41,287	38,045	32,986
Gain on sale of assets to Visa Europe	(7,943)	—	—
Gain on sales of cost- and equity-method investments	(7,981)	(1,392)	(1,182)
Deferred income taxes	(1,290)	(14,935)	16,665
Equity in earnings of unconsolidated investments, net of distributions	(2,184)	(8,146)	(3,864)
Impairment of equity-method investments	4,300	—	2,209
Change in value of settlement risk guarantee	(57)	(150)	(44,616)
Other	209	116	292
Change in operating assets and liabilities:
Settlement due from customers	(117,646)	(11,286)	116,691
Accounts receivable	(38,309)	(851)	(2,268)
Trading assets	(11,461)	(7,782)	(4,345)
Prepaid and other assets	(37,067)	(6,032)	(24,637)
Trade and accrued taxes payable	19,548	9,589	(9,761)
Settlement due to customers	149,544	1,226	(134,978)
Accrued compensation and benefits	69,363	(1,070)	(4,503)
Accrued and other liabilities	(75,325)	178,308	88,612

Net cash provided by operating activities	255,225	245,395	110,502

Investing Activities
Investment securities, available-for-sale:
Purchases	—	(23,498)	(43,334)
Proceeds from maturities and sales	—	31,930	144,540
Purchases of premises, equipment and software	(19,412)	(22,430)	(24,287)
Proceeds from sale of premises and equipment	212	292	375
Proceeds from sale of assets to Visa Europe	8,000	—	—
Investments in real estate joint ventures	(2,500)	(2,030)	—
Distributions from real estate joint ventures	—	2,030	—
Purchases of non-marketable securities	(7,004)	(6,476)	(6,469)
Proceeds from sales of non-marketable securities	12,733	3,629	—

Net cash (used in) provided by investing activities	(7,971)	(16,553)	70,825

Financing Activities
Proceeds from short-term borrowings	298,099	1,118,586	2,184,638
Payments on short-term borrowings	(298,099)	(1,118,586)	(2,184,638)
Redemption of preferred shares (Note 21)	—	—	(8,200)

Net cash used in financing activities	—	—	(8,200)

Increase in cash and cash equivalents	247,254	228,842	173,127
Cash and cash equivalents at beginning of year	705,806	476,964	303,837

Cash and cash equivalents at end of year	$953,060	$705,806	$476,964

Supplemental Disclosure of Cash Flow Information
Income taxes paid, net of refunds	$193,715	$44,300	$37,602
Interest paid	$3,056	$3,699	$4,962

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except as noted)

Note 1—Organization

Visa International Service Association (hereafter referred to as “Visa International” or the “Company”) is a nonstock, nonassessable Delaware membership corporation. Prior to the October 2007 reorganization (refer to Note 22—Subsequent Event), the Company was comprised of the operating regions of Asia Pacific (“Visa AP”), Latin America and Caribbean (“Visa LAC”), and Central and Eastern Europe, Middle East and Africa (“Visa CEMEA”). Also prior to the October 2007 reorganization, the Company, along with Visa U.S.A. Inc. (“Visa U.S.A.”), Visa Canada Inc. (“Visa Canada”), Visa Europe Limited (“Visa Europe”) and Inovant LLC (“Inovant”) operated as five corporate entities related by ownership and membership.

Prior to the October 2007 reorganization, Visa International’s worldwide policy was administered by the Company’s Board of Directors. The Company had established regional Boards of Directors for Visa AP, Visa CEMEA and Visa LAC. The regional Boards governed such matters as regional policy, development of new services, admission of new customers, establishment of regional fees, authorization of expenditures and adoption of regional regulations.

As of September 30, 2007, Visa International administered a global payments system that enabled consumers and businesses to conduct their financial transactions using efficient, secure and guaranteed payment products at physical and virtual points-of-sale and at automated teller machines in lieu of cash, checks and other forms of payment. The Company’s customers were financial institutions and merchants that participate in the payment system in the normal course of business.

Visa International does not issue cards, set fees, or determine the interest rates consumers will be charged on Visa-branded cards. The company’s issuing members have the independent responsibility individually to determine these and most other competitive card features. These functions are performed by Visa member financial institutions in competition with one another.

Note 2—Significant Accounting Policies

Accounting principles—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S.”).

Principles of consolidation—The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and, if applicable, variable interest entities in which the Company is a primary beneficiary. Minority interest is recorded for consolidated entities in which the Company owns less than 100% of the interest and represents the equity interest not owned by the Company. Upon consolidation, all significant intercompany accounts and transactions are eliminated.

Use of estimates—The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include valuation of volume and support incentives, pension and postretirement costs, legal contingencies, guarantees and indemnifications, and deferred tax assets. Actual results could differ from these estimates and assumptions.

Reclassifications—Certain reclassifications have been made to prior years’ balances in order to conform to fiscal 2007 presentation.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Cash and cash equivalents—Cash and cash equivalents include cash and certain highly liquid investments with original maturities of ninety days or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value.

Investments—The Company uses the equity method of accounting for investments in other entities, including joint ventures, when it holds between 20% and 50% ownership in the entity or when it exercises significant influence. The equity method of accounting is also utilized for flow-through entities such as limited partnerships and limited liability companies when the investment ownership percentage is equal to or greater than 5% of outstanding ownership interests, regardless of whether the Company has significant influence over the investees. Under this method, the Company’s share of each entity’s net income or loss is included in non-operating income, net, on the consolidated statements of operations.

The Company accounts for investments in entities under the historical cost method of accounting when it holds less than 20% ownership in the entity or for flow-through entities when the investment ownership is less than 5%, and does not exercise significant influence. These investments consist of equity holdings in non-public companies and are recorded in other assets on the consolidated balance sheets. Dividends from these investments are included in non-operating income, net, on the consolidated statements of operations.

The Company regularly reviews its investments for possible impairment and estimates the fair value of these investments if there have been identified events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments. The fair value estimate typically includes an analysis of the facts and circumstances of the investment, the expectations of the entity’s cash flows and capital needs, and the viability of its business model.

Investment securities, available-for-sale, are held to meet investment objectives such as liquidity management and to promote business and strategic objectives. These securities are carried at fair value based on quoted market prices. Unrealized gains and losses, net of applicable taxes, are recorded as a separate component of accumulated other comprehensive income on the consolidated balance sheets. If the fair value of an available-for-sale investment declines below its cost and the decline is deemed to be other-than-temporary, an impairment charge is recorded for the difference between the fair value and the cost. Net realized gains and losses are determined on a specific identification basis and are included in non-operating income, net, on the consolidated statements of operations. Interest and dividends, including amortization of premiums and accretion of discounts, are recorded in non-operating income, net, on the consolidated statements of operations.

Investments in variable interest entities—The Company has investment interests in various entities and has evaluated these entities for consolidation in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities. If the Company is a primary beneficiary in a variable interest entity, the assets, liabilities and results of operations of the entity would be included in the consolidated financial statements of the Company. The Company had no investments in variable interest entities which required consolidation in the Company’s consolidated financial statements during fiscal 2007, 2006 or 2005.

Settlement due from and due to customers—Settlement due from and due to customers reflects the Company’s operation of systems for clearing and settling customer payment transactions. Settlements generally clear daily among customers. However, international transactions involving foreign currency generally settle in two business days, resulting in amounts due from and due to customers. The settlement amounts are stated at cost and are presented on a gross basis on the consolidated balance sheets.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Allowance for doubtful accounts—The Company’s accounts receivable balances are presented net of an estimated allowance for doubtful accounts. The Company performs ongoing risk evaluations of its customers’ financial condition and provides an estimate for uncollectible accounts. The allowance is based on historical experience, the age of the receivable, and current market and economic conditions, as well as any known trends or uncertainties related to account collectibility. Uncollectible accounts are charged against the allowance account. Because the allowance for doubtful accounts is an estimate, it may be subject to adjustment if actual bad debt expense exceeds or is less than the estimated reserve.

Customer collateral—The Company holds cash deposits from certain customers in order to ensure their performance of settlement obligations arising from card and travelers cheque product clearings. These restricted collateral assets are fully offset by corresponding liabilities, and both balances are presented on a gross basis on the consolidated balance sheets. Noncash collateral assets are generally held in the Company’s name by a third party and are not recorded on the consolidated balance sheets.

Trading assets and deferred compensation liabilities—The Company maintains short-term money market investments and other marketable securities related to certain long-term executive compensation plans. These investments are classified as trading assets and are reported at fair value using quoted market prices or broker quotes. Net realized and unrealized gains and losses, interest, and dividends are included in non-operating income, net, on the consolidated statements of operations. The specific identification method is used to determine realized gains and losses.

The Company has deferred compensation liabilities which are indexed to certain trading assets. The change in the fair value of the trading assets related to the vested portion of the deferred compensation liabilities is recorded in personnel expenses on the consolidated statements of operations.

Premises and equipment, net—Premises and equipment are recorded at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	40 years
Furniture and fixtures	2 to 10 years
Computer equipment	2 to 5 years
Leasehold improvements	Shorter of lease life or 10 years

Assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or the asset category noted above. Fully depreciated assets are retained in premises, equipment and accumulated depreciation accounts until removed from service. Costs for maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and depreciated ratably to expense over the identified useful life.

Intangibles, net—The Company initially records intangible assets at cost and assigns a useful life to each asset. Intangible assets consist of capitalized software costs and other intangible assets, all of which have finite lives. The intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Capitalized software	2 to 5 years
Other	3 to 10 years

Capitalized software includes internal and external costs incurred when developing or purchasing computer software for internal use, and is capitalized in intangible assets on the consolidated balance sheets. Internal and external costs incurred during the preliminary project stage are expensed as incurred until it is probable the

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

project will be completed and the software will be used to perform the intended function. Thereafter, all qualifying costs incurred during the application development stage are capitalized and, upon the project being substantially completed and ready for its intended use, are amortized using the straight-line method over the estimated useful life of the software, not to exceed five years. Qualifying costs include external direct costs of materials and services consumed when developing or obtaining the applications, and payroll and payroll-related costs for employees who are directly associated with developing the applications. All other costs incurred in connection with software developed for internal use are expensed as incurred. The Company reviews capitalized software for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

Impairment of long-lived assets—The Company evaluates long-lived assets, such as premises and equipment and finite-lived identifiable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, a charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented on the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Asset retirement obligations—The Company accounts for asset retirement obligations for certain leased properties. The fair value of the obligation is determined by calculating the present value of expected cash flows which will be incurred to retire the leasehold improvements. When the liability is initially recorded, the Company capitalizes the cost by increasing the related asset carrying amount. Over time, the liability is accreted to its original obligation with the accretion recorded in other operating expense. The capitalized cost is depreciated on a straight-line basis over the useful life of the related asset. When asset retirement costs change as a result of a revision to estimated cash flows, the Company adjusts the amount of asset retirement cost allocated to expense in the period of change assuming the change affects that period only, or in the period of change and future periods if the change affects more than one period as required by Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Correction, for a change in estimate.

Revenue recognition—The Company’s revenue is comprised principally of service fees, international service revenues, data processing fees and other revenues. The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured. Deferred revenue is recorded for regional billing arrangements which may result in the invoicing of customers prior to the period in which the revenue is recognized in the consolidated statements of operations.

Service fees predominantly represent payments by customers with respect to their card programs carrying marks of the Visa brand. Service fees are based principally upon spending on Visa branded cards for goods and services as reported on customer quarterly operating certificates. Current quarter service fees are assessed using a calculation of pricing applied to prior quarter volumes.

International service revenues are generated when cardholders purchase goods and services in transactions where the cardholder’s issuer country is different from the merchant’s acquirer country. The fees from these cross-border transactions are recognized as revenue in the same period the related transactions occur or services are performed.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Data processing fees represent user fees for authorization, clearing, settlement, and other maintenance and support services that facilitate transaction and information processing among the Company’s customers globally. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

Other revenues consist of card recovery bulletin fees, product enhancements, risk-related penalty charges, initial membership fees and revenues from certain regional development programs. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

Volume and support incentives—The Company enters into incentive agreements with customers, merchants, and other business partners designed to build payments volume and to increase product acceptance. The Company capitalizes certain incentive payments under these agreements related to signing or renewing long-term contracts in instances where the Company receives a commitment from the customer to generate a substantial portion of its credit and debit card payments volume for an agreed upon period of time using Visa’s branded products. Volume and support incentives are accrued based on management’s estimate of the customers’ performance according to provisions in the related agreements. These accruals are routinely reviewed and estimates of performance are adjusted as appropriate. Capitalized amounts and the Company’s estimated obligations under these agreements are amortized as a reduction of operating revenue or as part of advertising and promotion expense on either a straight-line basis over the period of benefit or as the performance milestones are achieved.

Advertising and promotion costs—The costs of media advertising are expensed when the advertising takes place. Production costs are expensed as incurred.

Income taxes—The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portions that are not expected to be realized based on the level of historical taxable income, projections of future taxable income over the periods in which the temporary differences are deductible, and allowable tax planning strategies.

Foreign currency—For each of the Company’s foreign operations, the functional currency is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are converted to U.S. dollars at the spot rate on the transaction date. Monetary assets and liabilities denominated in non-U.S. currencies are remeasured to U.S. dollars using current exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in non-U.S. currencies are maintained at historical U.S. dollar exchange rates.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Transaction gains and losses are recognized currently in earnings in other expenses on the consolidated statements of operations.

Derivative financial instruments—The Company uses options and forward foreign exchange contracts to reduce the exposure to foreign currency rate changes on non-functional currency denominated forecasted operating expenses and operating revenues. Net recognized foreign currency assets and liabilities are hedged with forward foreign exchange contracts to reduce the risk that earnings and cash flows will be adversely affected by

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

changes in foreign currency exchange rates. The Company accounts for its derivative and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Gains and losses resulting from changes in fair value of derivative instruments are accounted for depending on whether they are designated and qualify for hedge accounting. Fair value represents the difference in the value of the contracts at the contractual rate and the value at current market rates, and generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments.

Warrants received in connection with equity investments in companies are considered derivative financial instruments if they can be net settled. These warrant securities are not designated as hedging instruments, and are included in other assets at fair value, with changes in fair value recognized in other non-operating income, net, during the period of change. Fair value is estimated using a standard option pricing model.

Guarantees and indemnifications—A liability is recognized upon the issuance of certain guarantees and indemnifications, including the ongoing obligation to stand ready to perform over the term of the guarantee. The liability is measured at its fair value, with changes in fair value included in settlement risk guarantee and other expenses on the consolidated statements of operations.

Legal and other loss contingencies—The Company is currently involved in various claims and legal proceedings. The Company periodically reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and legal proceedings and revises its estimate.

The Company expenses legal costs as incurred.

Pension and postretirement plans—The Company accounts for its defined benefit pension and postretirement plans in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). See further discussion below under Recently Adopted Accounting Pronouncements.

The Company sponsors several defined benefit pension and postretirement plans. The plans are actuarially evaluated, which includes the use of several assumptions. Critical assumptions for qualified pension plans include the discount rate and the expected rate of return on plan assets, which are important elements of expense and/or liability measurement. Other assumptions involve demographic factors such as retirement, mortality, turnover and the rate of compensation increases. The Company evaluates assumptions annually and modifies the assumptions as appropriate.

The Company uses a discount rate to determine the present value of its future benefit obligations. The discount rate is based on matching the duration of other corporate bond pools to the expected benefit payment stream.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected assets allocation, as well as historical and expected returns on each plan asset class. Any difference between actual and expected plan experience, including asset return experience in excess of the 10% corridor around the larger of assets or liabilities, is recognized in the calculation of net periodic pension cost over

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

the expected average employee future service, approximately 9 years for United States plans and approximately 14 years for United Kingdom plans. The gains and losses of certain smaller nonqualified pension plans are recognized immediately in the year in which they occur.

The Company immediately recognizes a net settlement loss for previously unrecognized losses when it makes substantial excess pension plan payments.

Recently Adopted Accounting Pronouncements

Accounting for Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment to FASB Statement No. 87, 88, 106 and 132(R). SFAS No. 158 requires recognition of the over-funded or under-funded status of the defined benefit pension and other postretirement benefit plans on the balance sheet as an asset or liability, recognition of changes to the funded status through accumulated other comprehensive income in the year in which the changes occur, measurement of the benefit obligation and plan assets at the Company’s fiscal year-end, and enhanced disclosures. The provisions of SFAS No. 158 were adopted by the Company in fiscal 2007.

Visa International’s adoption of SFAS No. 158 conformed the plan’s measurement date to the Company’s fiscal year end and resulted in an after tax equity charge of $2.7 million. The Company also recorded an after tax equity charge of $3.7 million to recognize the under-funded status of the plan. Also see Note 12—Pension, Postretirement, and Other Benefits.

How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement—In June 2006, the FASB reached a consensus on Emerging Issues Task Force (EITF) Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the issue is an accounting policy decision that should be disclosed. EITF 06-3 is effective for interim and annual periods beginning after December 15, 2006. The adoption of EITF 06-3 did not change the Company’s policy of presenting taxes within the scope of EITF 06-3 on a net basis and had no impact on the Company’s consolidated financial statements.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements—In September 2006, the Securities and Exchange Commission issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 addresses the diversity in practice in quantifying financial statement misstatements and establishes a dual approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. SAB No. 108 is effective for fiscal years ended after November 15, 2006. The application of SAB No. 108 did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It establishes a probability threshold of greater than 50% to satisfy the requirement to recognize a tax benefit. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on the Company’s current assessment, the adoption of FIN 48 is expected to increase accumulated net income by $8.3 million upon adoption effective October 1, 2007.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the effect, if any, of adopting SFAS No. 157 on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This statement allows entities to choose to measure many financial instruments and other items at fair value. In addition, SFAS No. 159 includes an amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of determining the effect, if any, of adopting SFAS No. 159 on its consolidated financial statements.

Note 3—Visa Affiliates

The presentation in this note reflects the Company’s relationship with Visa U.S.A., Visa Europe and Visa Canada in fiscal 2007, 2006 and 2005. Visa International’s relationship with Visa affiliates has changed substantially as a result of the October 2007 reorganization. Refer to Note 22—Subsequent Event for information regarding the October 2007 reorganization.

As of September 30, 2007, Visa U.S.A., Visa Europe and Visa Canada were separately incorporated regional group members of Visa International. The results of their operations were not consolidated with those of the Company. The Company provided global brand management, global product enhancements, management of global system development and interoperability, and corporate support to all three group members. Compensation for these services was based on fees ratified by the Company’s Board of Directors. The Company is a party to numerous agreements with these Visa affiliates which allowed each company to provide services to the other at negotiated fees. The Company earned total fees from these affiliates for fiscal 2007, 2006 and 2005 as follows:

	Fiscal
	2007	2006	2005
Service fees
Visa U.S.A.	$172,930	$159,264	$168,455
Visa Europe	110,679	108,022	117,060
Visa Canada	16,055	14,225	15,066

Total service fees	$299,664	$281,511	$300,581

Data processing fees
Visa U.S.A.	$2,839	$2,645	$2,392
Visa Europe	2,260	2,068	1,946
Visa Canada	221	196	181

Total data processing fees	$5,320	$4,909	$4,519

Total fees from Visa affiliates	$304,984	$286,420	$305,100

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Total fees from Visa U.S.A. represented 9.2%, 12.8% and 14.9% of Visa International’s total operating revenues for fiscal 2007, 2006 and 2005, respectively. No customer accounted for more than 10% of Visa International’s total operating revenues during fiscal 2007, and, other than Visa U.S.A., no customer accounted for more than 10% of Visa International’s total operating revenues during fiscal 2006 and 2005.

The Company has agreements with Inovant LLC, a majority-owned subsidiary of Visa U.S.A., for processing worldwide transactions and other services, primarily related to system development in support of Visa branded products and services. The Company also has agreements for services rendered by Visa U.S.A. and Visa Europe at negotiated fees, primarily related to system development in support of Visa-branded products and services. Total expenses for these services, recorded as affiliates services on the consolidated statements of operations, were $211.8 million, $212.1 million and $183.5 million for fiscal 2007, 2006 and 2005, respectively. Included in affiliates services for fiscal 2005 is a reduction of expense totaling $12.3 million for a one-time pricing related settlement from Inovant LLC.

The Visa CEMEA region is a party to numerous agreements with Visa Europe which allow each entity to provide services to the other at negotiated fees, including the allocation of costs for office premises which are shared by Visa CEMEA and Visa Europe. In fiscal 2007, 2006 and 2005, Visa CEMEA paid Visa Europe $7.3 million, $9.1 million and $9.1 million, respectively, for premises and various other services.

In October 2001, Visa International entered into a twenty-year lease agreement for premises to be occupied by the EU region of Visa International and Visa CEMEA. On July 1, 2004, upon the incorporation of the EU region as Visa Europe Services, Inc. (“VESI”), a wholly-owned subsidiary of Visa Europe, the entire lease was assigned to VESI with Visa International acting as a guarantor to the landlord as required by United Kingdom property law under the existing lease. In the event of a default by VESI, Visa International is obligated to make lease payments. The base rent commitment is £7.5 million each year or $15.3 million in U.S. dollars (based on the September 30, 2007 exchange rate). Rent is allocated based on the square footage occupied by the tenants and was 81% for VESI and 19% for Visa CEMEA at September 30, 2007. VESI has agreed to reimburse Visa International for any liabilities that may arise under Visa International’s guarantee to the landlord. Since the inception of this arrangement, Visa International has not made any payments under this guarantee. The estimated value of this guarantee was $0.2 million at September 30, 2007 and September 30, 2006.

Amounts due from and due to Visa affiliates are settled monthly. At September 30, 2007 and 2006, the Company had the following due from and due to Visa affiliates included in accounts receivable and accrued and other liabilities on the consolidated balance sheets:

	September 30,
	2007	2006
Due from Visa affiliates
Visa Europe	$12,034	$7,263

Due to Visa affiliates
Visa U.S.A.	$290	$4,956
Inovant LLC	23,676	26,013
Visa Canada	718	810

Total due to Visa affiliates	$24,684	$31,779

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

In addition, at September 30, 2007 and 2006, other liabilities included an obligation to Visa U.S.A. for $20.0 million related to California income taxes.

In April 2007, customer financial institutions in two countries migrated from Visa CEMEA to Visa Europe following the admittance of the two countries into the European Union. In connection with the transfer of these customers to Visa Europe, the Company entered into an asset transfer agreement with Visa Europe, and assets related to the Company’s operations in the two countries were sold to Visa Europe for a purchase price of $8.0 million. After deducting the carrying value of the transferred assets, a $7.9 million gain on sale was recorded as non-operating income during fiscal 2007. The assets transferred consisted primarily of intangible assets which had no carrying value on the Company’s consolidated balance sheet and also included premises and equipment with a carrying value of $0.1 million.

The Company has an uncommitted credit facility with Visa U.S.A. whereby the Company or Visa U.S.A. may provide each other short-term financing with a maximum term of five business days. Neither the Company nor Visa U.S.A. has the obligation to lend to or borrow from the other company. There were no outstanding balances at September 30, 2007 or September 30, 2006 under this arrangement.

Note 4—Investments

Trading Assets and Deferred Compensation Liabilities

The Company maintains its trading assets portfolio to generate returns related to certain deferred executive compensation plans. Changes in the fair value of trading securities are included in non-operating income, net, on the consolidated statements of operations. Changes in the fair value of the vested portion of the deferred compensation liabilities are recorded in personnel expenses on the consolidated statements of operations. The deferred compensation liabilities, included in accrued compensation and benefits, were $85.0 million and $70.4 million at September 30, 2007 and 2006, respectively.

The dividends, net realized gains and net unrealized gains from trading assets for fiscal 2007, 2006 and 2005 were as follows:

	Fiscal
	2007	2006	2005
Dividends	$3,698	$3,220	$1,858
Net realized gains	3,750	1,956	1,745
Net unrealized gains	5,907	989	2,251

Total	$13,355	$6,165	$5,854

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Available-for-Sale Investments

The cost, gross unrealized gains and losses, and fair value of available-for-sale securities at September 30, 2007 and 2006 were as follows:

	September 30, 2007
	Cost	Gross Unrealized		Fair Value
		Gains	Losses
Marketable equity securities	$—	$1,106	$—	$1,106

	September 30, 2006
	Cost	Gross Unrealized		Fair Value
		Gains	Losses
Marketable equity securities	$—	$1,210	$—	$1,210

There were no realized gains for fiscal 2007. Realized gains for fiscal 2006 were less than $0.1 million. There were $0.7 million of realized gains recognized for fiscal 2005. There were no realized losses recorded in fiscal 2007, 2006 and 2005.

There were no investment securities in continuous gross unrealized loss positions for greater than 12 months at September 30, 2007, 2006 or 2005.

Other Investments

At September 30, 2007 and 2006, other investments accounted for under the cost and equity methods were $71.3 million and $68.6 million, respectively. The Company evaluates cost and equity investments for possible impairments when events or changes in circumstances indicate that there may have been a significant adverse change in the fair value of an investment. During the year ended September 30, 2007, one equity method investment and two cost method investments were determined to be other-than-temporarily impaired, resulting in total impairment charges of $4.3 million, which are included in non-operating income, net, on the consolidated statements of operations. Except for the investments for which other-than-temporary impairments were recorded, there have been no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of cost or equity method investments during fiscal 2007, and accordingly, an estimate of the fair value of the remaining investments was not required.

At September 30, 2007 and 2006, investments accounted for under the equity method were $50.6 million and $47.3 million, respectively. These investments include $24.6 million and $22.0 million of investments in real estate joint venture affiliates at September 30, 2007 and 2006, respectively, for which summarized financial information is provided in Note 7—Investments in Real Estate Joint Ventures.

At September 30, 2007 and 2006, the Company holds a 16% ownership interest in Inovant LLC, a subsidiary of Visa U.S.A. The carrying value of the investment in Inovant LLC was $21.8 million and $19.4 million at September 30, 2007 and 2006, respectively. Equity earnings from the investment in Inovant LLC were $2.4 million, $7.9 million and $9.1 million for fiscal 2007, 2006 and 2005, respectively.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Summarized financial information of Inovant LLC was as follows:

Summarized Balance Sheets Data

	September 30,
	2007	2006
Current assets	$273,788	$238,299
Other assets	74,690	80,234

Total assets	$348,478	$318,533

Current liabilities	$172,736	$156,525
Other liabilities	51,192	39,941

Total liabilities	$223,928	$196,466

Summarized Statements of Operations Data

	Fiscal
	2007	2006	2005
Operating revenues	$875,293	$860,683	$844,698
Operating expenses	$860,519	$809,052	$791,187
Net income	$15,064	$51,343	$54,983

The Company periodically evaluates its cost and equity method investments for accounting treatment in accordance with FIN 46R, Consolidation of Variable Interest Entities. At September 30, 2007 and 2006, the Company had investments in two and three companies, respectively, that were identified as variable interest entities. The Company was not the primary beneficiary of any of these entities and as such no consolidation was required, although at September 30, 2006, it did have a significant variable interest in one entity. This entity is involved in the development of processing services for smart cards in Egypt. The Company’s variable interests in this entity at September 30, 2006 consisted of an equity investment and a lease guarantee and were not material to the Company’s consolidated financial statements. During fiscal 2007, the lease guarantee was terminated and this, together with other transactions and events, led to a reconsideration of the status of the entity and the conclusion that it no longer satisfied the criteria of a variable interest entity.

Note 5—Premises and Equipment, Net

Premises and equipment, net, at September 30, 2007 and 2006 consisted of the following:

	September 30,
	2007	2006
Land	$22,133	$22,133
Buildings	120,559	120,496
Furniture, fixtures and leasehold improvements	56,145	56,189
Computer equipment	76,675	73,900

Total premises and equipment	275,512	272,718
Less: accumulated depreciation	121,120	110,101

Premises and equipment, net	$154,392	$162,617

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Depreciation expense associated with premises and equipment was $20.3 million, $24.6 million and $24.2 million for fiscal 2007, 2006 and 2005, respectively.

Note 6—Intangible Assets, Net

Identifiable finite-lived intangible assets, net, at September 30, 2007 and 2006 consisted of the following:

	September 30, 2007
	Gross Amount	Accumulated Amortization	Net Amount
Capitalized software	$88,591	$59,422	$29,169
Other	6,711	6,024	687

Total	$95,302	$65,446	$29,856

	September 30, 2006
	Gross Amount	Accumulated Amortization	Net Amount
Capitalized software	$88,764	$41,548	$47,216
Other	6,111	5,903	208

Total	$94,875	$47,451	$47,424

Capitalized software includes both purchased and internally developed software.

Amortization expense associated with finite-lived intangible assets was $21.0 million, $13.4 million and $8.7 million for fiscal 2007, 2006 and 2005, respectively.

At September 30, 2007, estimated future amortization expense on finite-lived intangible assets was as follows:

Fiscal	Estimated Future Amortization Expense
2008	$16,157
2009	10,677
2010	1,787
2011	1,187
2012	48
Thereafter	—

Total	$29,856

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Note 7—Investments in Real Estate Joint Ventures

The Company and Visa U.S.A. invest in real estate joint ventures that own, develop, lease and operate certain facilities and properties used jointly by the Company, Visa U.S.A. and Inovant LLC. The following table sets forth the Company’s investments in the joint ventures at September 30, 2007 and 2006:

	Ownership Percentage	September 30,
		2007	2006
Visa Resources	50.0%	$2,399	$2,162
Visa Land Management, Inc.	50.0%	384	367
Visa Land Management II, Inc.	50.0%	175	165
Visa Land Development I, L.P.	49.5%	11,759	10,673
Visa Land Development II, L.P.	49.5%	9,910	8,652

Total		$24,627	$22,019

Visa Resources, a California General Partnership, manages and invests in or leases premises and equipment used jointly by the Company, Visa U.S.A. and Inovant LLC. Visa Land Management, Inc. and Visa Land Management II, Inc. manage the interests of Visa Land Development I, L.P. (“VLD I”) and Visa Land Development II, L.P. (“VLD II”), respectively, in owned real estate. The Company also owns two buildings in the San Francisco Bay Area which are leased on a month-to-month basis to Visa Resources to manage as additional space for the Company, Visa U.S.A. and Inovant LLC. The total lease payments by Visa Resources to the Company for fiscal 2007, 2006 and 2005 were $14.9 million, $15.0 million and $14.9 million, respectively, and are included in non-operating income, net, on the consolidated statements of operations.

Summarized combined financial information of the real estate joint ventures was as follows:

Combined Balance Sheets

	September 30,
	2007	2006
Current assets	$16,820	$14,422
Premises and equipment, net	82,782	84,055
Other assets	1,224	1,176

Total assets	$100,826	$99,653

Current liabilities	$6,593	$6,616
Debt—current portion	42,941	26,906

Total current liabilities	49,534	33,522
Other liabilities	1,600	1,679
Debt	—	20,024
Equity	49,692	44,428

Total liabilities and equity	$100,826	$99,653

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Combined Statements of Operations

	Fiscal
	2007	2006	2005
Total revenues	$80,720	$81,912	$84,327
Total expenses	80,440	81,654	84,139

Income before taxes	$280	$258	$188

At September 30, 2007 and 2006, current liabilities of the combined real estate joint ventures include $2.3 million of amounts payable to the Company, which are included in accounts receivable on the Company’s consolidated balance sheets.

The combined debt of VLD I and VLD II was $42.9 million and $46.9 million at September 30, 2007 and 2006, respectively. The debt consists of two notes which bear interest at 8.28% and 7.83% and mature in 2014 and 2015, respectively. Debt issuance and other costs totaling $1.6 million are being amortized on a straight-line basis over the life of the notes, which approximates amortization under the effective interest method. Interest expense on the outstanding notes for fiscal 2007, 2006 and 2005 was $3.8 million, $4.1 million and $4.4 million, respectively.

As a result of the impact of the settlement agreement with American Express (refer to Note 18—Legal Matters) VLD I and VLD II are in default of certain performance covenants under the terms of the debt agreements, and the debt has been classified as a current liability at September 30, 2007. The loans may be called at the option of the lenders, at which time all unpaid principal, interest and prepayment fees would become due and payable. At September 30, 2007 the prepayment fees are estimated to total approximately $5.4 million.

Visa Resources charges the combined costs of facilities, equipment and other shared services to the Company, Visa U.S.A. and Inovant LLC, based on an agreed-upon methodology. For fiscal 2007, 2006 and 2005, the Company was allocated $10.3 million, $10.7 million and $12.4 million of these expenses, respectively. These amounts are included in premises, equipment and software expense on the consolidated statements of operations, and represented 17%, 17% and 19% of total expenses allocated by Visa Resources for fiscal 2007, 2006 and 2005, respectively.

Visa Resources has commitments to non-Visa affiliates for non-cancelable operating leases relating to office facilities and equipment. At September 30, 2007, combined total future minimum lease payments under these non-cancelable operating leases with original terms of more than one year were as follows:

Fiscal	Future Minimum Lease Payments
2008	$2,895
2009	2,889
2010	2,848
2011	2,756
2012	183
Thereafter	—

Total lease commitments	$11,571

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Note 8—Other Assets and Liabilities

Other Assets

Other assets at September 30, 2007 and 2006 consisted of the following:

	September 30,
	2007	2006
Cost and equity method investments	$24,851	$27,100
Volume and support incentives	28,141	21,470
Investment in Inovant LLC (equity method)	21,846	19,436
Annuity contracts	2,824	2,914
Other	10,254	9,512

Total	$87,916	$80,432

Accrued and Other Liabilities

Accrued and other liabilities at September 30, 2007 and 2006 consisted of the following:

	September 30,
	2007	2006
Accrued marketing expenses and volume and support incentives	$180,729	$292,094
Accrued operating expenses	62,474	48,088
Payables to Visa affiliates	24,684	31,779
Deferred revenues	24,770	2,180
Settlement risk guarantee	93	150
Other	8,868	9,228

Total	$301,618	$383,519

Other Liabilities

Other long-term liabilities at September 30, 2007 and 2006 consisted of the following:

	September 30,
	2007	2006
Employee benefits	$32,442	$25,307
Note payable to Visa U.S.A. related to California income taxes	20,013	20,013
Annuity contracts	2,824	2,926
Asset retirement obligations	2,089	2,114
Other	1,758	459

Total	$59,126	$50,819

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Note 9—Non-Operating Income, Net

Non-operating income, net, for fiscal 2007, 2006 and 2005 consisted of the following:

	Fiscal
	2007	2006	2005
Interest income	$35,006	$24,469	$14,120
Interest expense	(6,557)	(5,162)	(7,545)
Dividend income	34,773	28,738	7,800
Real estate rental income	14,939	15,006	14,886
Trading assets income	13,355	6,165	5,854
Gain on sale of assets to Visa Europe, net	7,943	—	—
Gain on sale of cost-method investments	7,981	538	1,912
Equity in earnings of unconsolidated investments, net	2,340	9,128	5,753
Impairment of cost and equity-method investments	(4,300)	—	(2,209)
Losses on sale of assets	(316)	(371)	(83)
Other	499	—	(19)

Total	$105,663	$78,511	$40,469

Note 10—Debt

U.S. Commercial Paper Program

The Company maintains a U.S. commercial paper program to support its working capital requirements and for general corporate purposes. This program allows the Company to issue up to $500.0 million of unsecured debt securities with maturities up to 270 days from the date of issuance and at interest rates generally extended to companies with comparable credit ratings. At September 30, 2007 and 2006, the Company had no outstanding obligations under this program.

Revolving Credit Facilities

The Company maintains certain revolving credit facilities. The participating lenders in these revolving credit facilities include certain of the Company’s customers or affiliates of the Company’s customers. These revolving credit facilities are maintained to provide liquidity in the event of settlement failures by the Company’s customers, to back up the commercial paper program and, in the case of the three-year facility, for general corporate purposes.

At September 30, 2007, the Company’s revolving credit facilities consisted of the following:

	Maximum Allowed Borrowing Under Credit Facility	Expiration Date
364-day facility	1,450,000	November 2007
Three-year facility	300,000	October 2007
Incremental facility	500,000	November 2007	*

*

Under the terms of the 364-day credit agreement, Visa International may request up to three activations of an incremental facility up to a maximum principal amount of $500.0 million with a maximum expiration date of November 19, 2007. Once activated, the incremental facility is a committed credit facility until the expiration

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

date granted by the lenders. On June 15, 2007, the incremental facility was activated for the maximum principal amount of $500.0 million with a maturity date of November 19, 2007. At September 30, 2007, Visa International may make one additional incremental facility activation request until November 18, 2007.

Interest rates on the revolving credit facilities are determined at the option of the Company by either an alternative base rate or by a ratings-based pricing grid which uses the Company’s senior unsecured long-term debt rating as assigned by Standard & Poor’s and Moody’s Investors Service. Interest is assessed at various conventional reference rates plus applicable margins. Facility and other fees associated with the revolving credit facilities were in the aggregate $1.6 million, $1.5 million, and $2.1 million for fiscal 2007, 2006 and 2005, respectively.

The credit facilities contain certain covenants and events of default, including financial covenants related to consolidated accumulated net income and other indebtedness, both of which are calculated and reported quarterly. During fiscal 2007, 2006 and 2005, the Company was in compliance with all covenants with respect to the revolving credit facilities.

At September 30, 2007 and 2006, there were no borrowings under the revolving credit facilities.

On November 15, 2007, Visa International entered into a new, single $2.25 billion 364-day revolving credit facility (the “November 2007 agreement”) which replaced the three facilities which expired in October and November 2007. The November 2007 agreement, which matures in November 2008, will allow Visa International to substitute Visa Inc. as the borrower under this facility and contains covenants and events of default customary for facilities of this type.

Long-Term Debt

Long-term debt at September 30, 2007 and 2006 consisted of the following:

	September 30,
	2007	2006
Medium-term notes—maturing August 2009; fixed interest rate of 7.53%; payable semi-annually	$40,000	$40,000
Unamortized discount and debt issuance cost	(46)	(71)

Long-term debt	$39,954	$39,929

The Company established a medium-term note program in 1992 to offer up to $250.0 million of unsecured private placement notes. The notes may be issued with maturities from nine months to 30 years at fixed or floating interest rates. No medium-term notes were issued in fiscal 2007 or 2006.

Interest expense on the outstanding notes for fiscal 2007, 2006 and 2005 was $3.0 million.

Note 11—Settlement Guarantee Management

Each customer is responsible for settlement of transactions with other customers. However, under the Company’s corporate bylaws, the Company indemnifies customers for settlement loss suffered due to failure of any other customer to honor Visa cards and travelers cheques processed in accordance with the operating regulations.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

This indemnification creates settlement risk for the Company due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. The term and the amount of the indemnification are unlimited. Settlement risk is estimated using the average daily card volumes during the quarter multiplied by the estimated number of days to settle, and the total balance for outstanding travelers cheques. The Company’s estimated settlement exposure, after consideration of the collateral amounts set forth below, amounted to $51.2 billion and $45.0 billion at September 30, 2007 and 2006, respectively. No material loss related to settlement risk was incurred for fiscal 2007, 2006 or 2005.

To manage the settlement risk under this indemnification and the resulting risk to all customers, a formalized set of credit standards has been approved by the Visa International Board of Directors. If a customer fails to meet any of the credit standards, it is subject to risk control measures such as collateral or trust arrangements.

Customer Collateral

To reduce potential losses related to settlement risk, the Company requires certain customers that do not meet the Company’s credit standards to post collateral in order to ensure their performance of settlement obligations arising from card and travelers cheque product clearings. The separately incorporated regional group members of the Company maintain similar collateral requirements for their customers. The type of collateral is based on Board-approved standards that include cash equivalents, letters of credit, guarantees and securities. At September 30, 2007 and 2006, the Company held collateral for its customers as follows:

	September 30,
	2007	2006
Cash equivalents	$320,836	$276,513
Letters of credit	540,941	384,249
Guarantees	485,405	387,390
Securities	11,525	2,000

Total collateral	$1,358,707	$1,050,152

Approximately $320.6 million and $275.3 million of cash equivalents are classified as both an asset and corresponding liability on the consolidated balance sheets at September 30, 2007 and 2006, respectively.

Settlement Risk Guarantee

The fair value of the settlement risk guarantee is estimated using a proprietary model. Key inputs to the model include statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for customers and country exposures. The model is updated on a periodic basis to capture recent characteristics of the membership, historical loss experience, and changes in Visa International’s global risk policies and procedures.

Changes in the value of the settlement risk guarantee are included in other expenses on the consolidated statements of operations. During fiscal 2005, the Company recorded a $44.6 million reduction in its settlement guarantee obligation with a corresponding reduction to expense as a result of management’s review of the loss model. Specifically, the historical loss factors utilized in the model were reduced as a result of the Company’s low loss history and sustained performance under its global risk policies and procedures. Furthermore,

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

management concluded that it had experienced sufficient economic cycles, loss events and economic incidents to utilize the updated loss factors in its fair value determination, thereby resulting in the reduction in the fair value of the guarantee obligation. At September 30, 2007 and 2006, the value of the settlement risk guarantee was $0.1 million and $0.2 million, respectively.

Note 12—Pension, Postretirement and Other Benefits

Substantially all of the Company’s employees are covered by various contributory and noncontributory benefit plans. The major plans are described below.

United States Plans

The Company sponsors jointly with Visa U.S.A. a noncontributory defined benefit pension plan (“Visa Retirement Plan”), which provides retirement benefits for substantially all of its employees in the United States. Pension plan expense is accrued as actuarially determined under the projected unit credit method. The benefits are based upon years of service, age and the employee’s final three years of earnings or, in the case of employees hired after September 30, 2002, the employee’s final five years of earnings. The pension plan assets are invested in pooled and mutual funds.

The Company also participates jointly with Visa U.S.A. in a postretirement plan that provides postretirement medical benefits to its retirees and dependent spouses in the United States who meet the minimum age and service requirements. Benefits are provided from the retirement date until the retiree reaches age sixty-five. Retirees must contribute on a monthly basis for the same coverage that is generally available to active employees and their dependents. The Company’s contributions are funded on a current basis.

Plan Amendment

In August 2007, the Company approved changes to the Visa Retirement Plan and will begin transitioning from a defined benefit plan to a cash balance benefit plan effective January 1, 2008. The change to a cash balance benefit formula will take effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the current benefit formula will be grandfathered for a three year period, grandfathered employees will continue to accrue benefits under their current Visa Retirement Plan benefit formula, and their accrued benefits will be preserved at December 31, 2010 (the last day of the grandfathered period), or the date they terminate employment, if earlier. After that date, employees will not accrue any additional benefits under the current Visa Retirement Plan benefit formulas and all future benefit accruals will be under the cash balance benefit formula. The plan amendment reduced the total plan benefit obligation by $123.9 million, $27.3 million of which is attributable to Visa International.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Plan Settlements

For fiscal 2007, 2006 and 2005, the Company made excess pension plan payments. As a result of these payments, in fiscal 2006 and 2005 the Company was required to recognize its proportionate share of previously unrecognized losses through settlement accounting as defined in SFAS No. 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The Company’s portion of pension plan payments and net settlement loss were recorded in personnel expenses on the consolidated statements of operation and are summarized as follows:

	Fiscal
	2007	2006	2005
Plan Payments
Total excess pension plan payments	$879	$5,250	$11,362
Visa International’s portion of excess pension plan payments	$359	$1,479	$2,354
Settlement Loss
Total excess pension plan net settlement loss	$—	$3,108	$12,490
Visa International’s portion of excess pension plan net settlement loss	$—	$1,330	$3,546

Recently Adopted Accounting Standard

At September 30, 2007, the Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132(R)), which requires companies to recognize an asset or liability for the overfunded or underfunded status of their defined benefit pension and other postretirement benefit plans on their balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. Under this provision, the Company recorded a reduction of $3.7 million, net of tax, to accumulated other comprehensive income, net, at September 30, 2007.

SFAS No. 158 also requires that companies measure their plan assets and liabilities at their fiscal year-end, thereby eliminating the early measurement date option available under SFAS No. 87. The Company adopted the measurement date provisions of SFAS No. 158 for the U.S. plans at October 1, 2006, using the 15-month approach. Under this approach, the Company recorded an additional 3 months of net periodic benefit cost covering the period between the previous measurement date of June 30, 2006 and September 30, 2006. The benefit expense of $2.7 million, net of tax, was recorded as a reduction to beginning accumulated net income at October 1, 2006. The Company will perform another measurement as of October 1, 2007 to determine the net benefit expense that will be recorded in fiscal 2008. The United Kingdom plans have measurement dates of September 30, and as such no change in measurement date was required for these plans.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The incremental effect of applying SFAS No. 158 on the Company’s consolidated balance sheets at September 30, 2007 for all of the Company’s employee benefits plans is as follows:

	Prior to Application of Statement No. 158	Statement No. 158 Application Adjustments	After Application of Statement No. 158
Prepaid expenses and other current assets	$95,266	$(5,075)	$90,191
Current portion of deferred income taxes, net	35,673	2,400	38,073
Total current assets	2,176,990	(2,675)	2,174,315
Long-term portion of deferred income taxes, net	17,737	1,880	19,617
Total assets	$2,491,518	$(795)	$2,490,723
Accrued compensation and benefits	$226,862	$(814)	$226,048
Total current liabilities	1,522,070	(814)	1,521,256
Other liabilities	52,691	6,435	59,126
Total liabilities	1,614,715	5,621	1,620,336
Accumulated net income	875,652	(2,674)	872,978
Accumulated other comprehensive income (loss), net	1,151	(3,742)	(2,591)
Total equity	876,803	(6,416)	870,387
Total liabilities and equity	$2,491,518	$(795)	$2,490,723

Obligations and Funded Status

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status, and amounts recognized in Visa U.S.A.’s, and Visa International’s collective financial statements related to the regular retirement plan and the supplemental retirement plan (which primarily covers key executives), and those of the postretirement plan. The measurement date used for fiscal 2007 plan assets was September 30 and the measurement date used for fiscal 2006 plan assets was June 30.

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Change in Benefit Obligation
Benefit obligation—beginning of year	$660,422	$714,968	$74,083	$67,125
Service cost	61,512	74,025	5,582	6,755
Interest cost	42,702	41,164	4,794	3,621
Plan amendments	(123,887)	—	—	—
Actuarial (gains) losses	28,954	(93,901)	(5,024)	(480)
Settlements	—	2,124	—	—
Benefit payments	(47,882)	(77,958)	(3,734)	(2,938)
Effect of early measurement date elimination	12,168	—	1,660	—

Benefit obligation—end of year	$633,989	$660,422	$77,361	$74,083

Accumulated pension benefit obligation—end of year	$571,931	$487,939	$—	$—

Change in Plan Assets
Fair value of plan assets—beginning of year	$514,398	$493,538	$—	$—
Actual return on plan assets	71,129	39,257	—	—
Employer contributions	60,880	59,561	3,735	2,938
Benefit payments	(47,882)	(77,958)	(3,735)	(2,938)
Effect of early measurement date elimination	5,381	—	—	—

Fair value of plan assets—end of year	$603,906	$514,398	$—	$—

Funded status—end of year	$(30,083)	$(146,024)	$(77,361)	$(74,083)

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The funded status at the end of the year, and the related amounts recognized on Visa U.S.A.’s and Visa International’s collective balance sheets are as follows at September 30, 2006:

	September 30, 2006
	Pension Benefits	Postretirement Benefits
Funded Status
Fair value of plan assets	$514,398	$—
Benefit obligations	660,422	74,083

Funded status	(146,024)	(74,083)
Unrecognized prior service cost	7,363	(16,321)
Unrecognized net actuarial loss	141,661	25,203
4th quarter contributions	461	932

Net amount recognized—end of year	$3,461	$(64,269)

Amounts recognized on Visa International’s consolidated balance sheets consist of:

	Pension Benefits September 30,		Postretirement Benefits September 30,
	2007	2006	2007	2006
Current liabilities	$(1,505)	$—	$(1,338)	$—
Noncurrent liabilities	(5,984)	—	(14,189)	—
Prepaid benefit cost	—	43,427	—	—
Accrued benefit cost	—	(44,147)	—	(13,444)

Net pension liabilities—end of year	$(7,489)	$(720)	$(15,527)	$(13,444)

Amounts recognized in Visa U.S.A.’s and Visa International’s collective accumulated other comprehensive income (loss), net consist of:

	Pension Benefits September 30,		Postretirement Benefits September 30,
	2007	2006	2007	2006
Net actuarial loss	$115,330	$—	$17,460	$—
Prior service credit	(116,565)	—	(10,497)	—

Total	$(1,235)	$—	$6,963	$—

Amounts recognized in Visa International’s accumulated other comprehensive income (loss), net consist of:

	Pension Benefits September 30,		Postretirement Benefits September 30,
	2007	2006	2007	2006
Accumulated other comprehensive income (loss)	$272	$—	$(1,434)	$—

The estimated amounts that will be amortized from Visa U.S.A.’s and Visa International’s collective accumulated other comprehensive income (loss), net into net periodic benefit cost in fiscal 2008 are as follows:

	Pension Benefits	Postretirement Benefits
Net actuarial loss	$6,041	$1,215
Prior service credit	(13,647)	(4,659)

Total	$(7,606)	$(3,444)

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets and the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at September 30, 2007 and 2006 are as follows:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation, end of year	$8,971	$12,454	$—	$—
Fair value of plan assets, end of year	$—	$—	$—	$—

Projected benefit obligation in excess of plan assets
Projected benefit obligation, end of year	$633,989	$660,422	$77,361	$74,083
Fair value of plan assets, end of year	$603,906	$514,398	$—	$—

Assumptions used, on a weighted-average basis, to develop the projected benefit obligation for the plans were as follows:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Discount rate	6.0%	6.2%	6.0%	6.2%
Rate of increase in compensation levels	5.5%	5.5%	—	—

Components of Net Periodic Benefit Cost

Net periodic pension and other postretirement plan costs include the following components:

	Pension Benefits			Postretirement Benefits
	Fiscal
	2007	2006	2005	2007	2006	2005
Service cost	$61,512	$74,025	$62,369	$5,582	$6,755	$6,027
Interest cost	42,702	41,164	40,902	4,794	3,621	3,919
Expected return on plan assets	(36,436)	(36,133)	(30,539)	—	—	—
Amortization of:
Prior service cost	(211)	1,011	1,011	(4,659)	(4,659)	(4,659)
Actuarial loss	8,321	17,317	11,197	2,176	1,804	1,851

Net periodic pension cost	75,888	97,384	84,940	7,893	7,521	7,138
Additional settlement charges	—	3,108	12,490	—	—	—

Total net benefit cost	$75,888	$100,492	$97,430	$7,893	$7,521	$7,138

Visa International’s portion of net periodic pension cost	$15,812	$21,953	$20,267	$1,413	$1,367	$1,389
Visa International’s portion of additional settlement charges	$—	$1,330	$3,546	$—	$—	$—

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Assumptions used, on a weighted-average basis, to develop the net periodic pension and postretirement costs of the plans were as follows:

	Pension Benefits			Postretirement Benefits
	Fiscal
	2007	2006	2005	2007	2006	2005
Discount rate	6.2%	5.3%	6.3%	6.2%	5.0%	6.3%
Expected long-term rate of return on plan assets	7.5%	7.5%	7.5%	—	—	—
Rate of increase in compensation levels	5.5%	5.5%	5.5%	—	—	—

The expected long-term rate of return on plan assets is primarily based on long-term historical risk and returns associated with each asset class within the portfolio. The expected return is weighted based on a targeted allocation. The use of an expected long-term rate of return on plan assets may result in pension income returns that are greater or less than the actual returns on plan assets in any given year.

Pension Plan Assets

The pension plan’s weighted-average asset allocations at September 30, 2007 and 2006 by asset category were as follows:

Asset Category	Target Allocation	Target Allocation Range		Actual Allocation
		Minimum	Maximum	2007	2006
Equity securities	65%	50%	80%	66%	68%
Fixed income securities	30%	25%	35%	29%	30%
Other	5%	—%	7%	5%	2%

Total	100%			100%	100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. Plan assets are managed by external investment managers. Investment management performance is measured against benchmarks for each asset class. An independent consultant assists the Company with investment manager selections and performance evaluations. Plan assets are broadly diversified to mitigate the risk of significant losses. The other asset category includes U.S. cash equivalents that are held to meet the liquidity needs of the plan.

Expected Cash Flows

The Company’s funding policy is to contribute, annually, an amount up to the maximum deductible for U.S. federal income tax purposes. The following table presents the actual contributions made by the Company from its employer assets for fiscal 2007 and 2006:

	Pension Plan		Postretirement Plan
	Total Plan Contributions	Visa International’s Portion	Total Plan Contributions	Visa International’s Portion
Actual employer contributions
Fiscal 2007	$60,880	$12,877	$3,735	$1,117
Fiscal 2006	$55,250	$11,964	$2,938	$951

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The expected cash flows for the pension and postretirement benefit plans are as follows:

	Pension Plan		Postretirement Plan
	Total Payments	Visa International’s Portion	Total Payments	Visa International’s Portion
Expected employer contributions
2008	$62,400	$14,000	$4,600	$1,300
Expected benefit payments
2008	$71,200	$17,000	$4,600	$1,300
2009	77,200	15,500	5,500	1,400
2010	82,700	16,000	6,300	1,500
2011	86,800	18,300	7,100	1,500
2012	83,600	17,000	7,800	1,600
2013-2017	364,300	76,100	46,100	8,700

For the postretirement plan, the assumed annual rate of future increases in per capita cost of health benefits was 8.0% in 2007; the rate is assumed to decrease to 6.0% by 2009 and remain at that level thereafter. These trend rates reflect management’s and actuaries’ expectations of future rates. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase or decrease in assumed health care cost trend rates would have had the following effects:

	Effects on Total Postretirement Plan	Visa International’s Portion
Increase of one percentage point in health care cost trend rate
Effect on total service and interest costs	$237	$43
Effect on postretirement benefit obligation	$1,326	$244
Decrease of one percentage point in health care cost trend rate
Effect on total service and interest costs	$(207)	$(37)
Effect on postretirement benefit obligation	$(1,179)	$(217)

United Kingdom (“UK”) Plans

The Company participates in various qualified and nonqualified defined benefit plans, which provide retirement and death benefits for the Company’s employees residing in the United Kingdom. Calculation of pension plan expense is similar to the United States plan. Regular plan benefits are determined based on years of service, age and the employee’s highest average eligible salary for any three consecutive years during the last ten years of employment. Pension plan assets are invested in pooled funds. The last formal actuarial valuation for this pension plan was made on October 1, 2004. The projected benefit obligation was based on an approximate actuarial valuation at September 30, 2007.

As a result of Visa Europe’s incorporation in July 2004, the Visa UK pension plan was amended to segregate Visa Europe employees from Visa CEMEA region employees. A Deed of Amendment (“Deed”) was filed on October 1, 2004. The Deed established two sections and defined how the membership within each section was determined as well as how the assets and liabilities were allocated between Visa Europe and the Company. Each section had a separate formal actuarial valuation effective October 1, 2004 to assess the value of the related liabilities and assets. The Deed allowed the trustees to consider whether the current investment strategy for each section was appropriate and to make changes. This means that different strategies were in place for the two sections beginning in fiscal 2005.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

In December 2004, the segregation of the UK pension plan between Visa Europe and Visa CEMEA was completed and a final assessment was made to allocate the assets and liabilities at September 30, 2004. Accordingly, the fiscal 2007 and 2006 balances (included herein) reflect the portion of Visa CEMEA only.

Obligations and Funded Status

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status, and amounts recognized in the accompanying consolidated financial statements related to the qualified and nonqualified retirement plans:

	September 30,
	2007	2006
Change in Benefit Obligation
Benefit obligation—beginning of year	$67,817	$57,554
Service cost	4,468	3,889
Interest cost	3,800	3,127
Actuarial gains	(11,142)	(130)
Benefit payments	(1,314)	(362)
Foreign currency exchange rate gains	6,059	3,739

Benefit obligation—end of year	$69,688	$67,817

Accumulated pension benefit obligation—end of year	$56,215	$51,697

Change in Plan Assets
Fair value of plan assets—beginning of year	$49,029	$38,793
Actual return on plan assets	5,599	3,711
Employer contributions	10,737	4,271
Benefit payments	(1,314)	(362)
Foreign currency exchange rate gains	4,832	2,616

Fair value of plan assets—end of year	$68,883	$49,029

Funded status—end of year	$(805)	$(18,788)

The funded status and the related amounts recognized on Company’s consolidated balance sheet are as follows at September 30, 2006:
	September 30, 2006
Funded Status
Fair value of plan assets	$49,029
Benefit obligation	67,817

Funded status—end of year	(18,788)
Unrecognized prior service cost	16
Unrecognized net actuarial loss	17,904

Net amounts recognized—end of year	$(868)

	2007	2006
Amounts recognized in the consolidated balance sheets consist of:
Current liability	$(184)	$—
Non-current liability	(9,223)	(8,822)
Prepaid benefit cost	8,602	7,954

Net amounts recognized—end of year	$(805)	$(868)

Net actuarial loss recognized in accumulated other comprehensive—end of year	$(5,075)	$—

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The estimated amount that will be amortized from accumulated other comprehensive income (loss), net into net periodic benefit cost in fiscal 2008 is $0.3 million.

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets and the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at September 30, 2007 and 2006 are as follows:

	2007	2006
Accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation, end of year	$9,259	$8,737
Fair value of plan assets, end of year	$—	$—
Projected benefit obligation in excess of plan assets
Projected benefit obligation, end of year	$9,408	$67,817
Fair value of plan assets, end of year	$—	$49,029

Assumptions used to develop the projected benefit obligation for the plans were as follows:

	September 30,
	2007	2006
Discount rate—qualified	6.0%	5.0%
Discount rate—nonqualified	6.0%	5.0%
Rate of increase in compensation levels—qualified	4.8%	4.5%
Rate of increase in compensation levels—nonqualified	5.5%	5.5%

Components of Net Periodic Benefit Costs

Net periodic pension plan costs include the following components:

	Fiscal
	2007	2006	2005
Service cost	$4,468	$3,889	$3,451
Interest cost	3,800	3,127	2,737
Expected return on plan assets	(3,554)	(2,736)	(2,449)
Amortization of:
Prior service cost	16	47	807
Actuarial loss	284	1,003	565
Lump sum risk premiums	354	326	332

Net periodic pension cost	$5,368	$5,656	$5,443

Assumptions used to develop the net periodic pension cost were as follows:

	Fiscal
	2007	2006	2005
Discount rate—qualified	5.0%	5.0%	5.5%
Discount rate—nonqualified	5.0%	5.0%	5.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in compensation levels—qualified	4.5%	4.5%	4.5%
Rate of increase in compensation levels—nonqualified	5.5%	5.5%	5.5%

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The expected long-term rate of return on plan assets is primarily based on the long-term historical risk and returns associated with each asset class within the portfolio. The expected return is weighted based on the targeted allocation.

Pension Plan Assets

The pension plan’s weighted-average asset allocations at September 30, 2007 and 2006 by asset category were as follows:

Asset Category	Target Allocation	Target Allocation Range		Actual Allocation
		Minimum	Maximum	2007	2006
Equity securities	45%	40%	50%	53%	54%
Fixed income securities	45%	40%	50%	40%	35%
Other	10%	5%	15%	7%	11%

Total	100%			100%	100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. The goal of the trustee is to manage the asset classes so that they are within 5% of the target allocation. The target allocation is a long-term objective that the pension plan expects to achieve over the next several years. The investment subcommittee of the trustees reviews the asset allocation on a quarterly basis.

Expected Cash Flows

It is the Company’s general practice to contribute amounts sufficient to meet the minimum requirements set forth in UK pension plan legislation and in line with actuarial recommendations. From time to time, the Company contributes additional amounts as it deems appropriate. The following table presents the actual contributions made by the Company from its employer assets for fiscal 2007 and 2006:

Total Pension Plan Contributions
Actual employer contributions
Fiscal 2007	$10,737
Fiscal 2006	$4,271

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The expected cash flows for the pension plans are as follows:

Pension Plan Payments*
Expected employer contributions
2008	$2,800
Expected benefit payments
2008	$1,000
2009	900
2010	1,200
2011	1,000
2012	1,100
2013-2017	8,500

*	Converted to U.S dollars at the September 30, 2007 exchange rate.

Other Plans

The Company sponsors jointly with Visa U.S.A. the Visa Thrift Plan, a defined contribution plan which covers substantially all of its employees in the United States. Contributions to this plan are funded on a current basis, and the expenses are recognized in the period in which the related payroll expenses are incurred. Personnel expenses attributable to the Company’s employees under this plan were $6.6 million, $6.2 million and $5.8 million for fiscal 2007, 2006 and 2005, respectively.

The Company has a nonqualified excess thrift plan and other retirement plans for certain employees. Related costs recorded in personnel expenses were $0.2 million, $0.2 million and $0.3 million for fiscal 2007, 2006 and 2005, respectively.

Note 13—Income Taxes

The Company’s income before taxes for fiscal 2007, 2006 and 2005 consisted of the following components:

	Fiscal
	2007	2006	2005
U.S.	$(23,688)	$32,883	$82,485
Non-U.S.	490,257	66,074	59,585

Total income before taxes	$466,569	$98,957	$142,070

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The Company’s income tax expense for fiscal 2007, 2006 and 2005 consisted of the following:

	Fiscal
	2007	2006	2005
Current
U.S. federal	$184,984	$37,006	$45,969
U.S. state and local	5,367	4,695	413
Non-U.S.	7,270	2,290	(4,178)

Total current tax expense	197,621	43,991	42,204

Deferred
U.S. federal	(2,353)	(10,344)	10,987
U.S. state and local	(51)	(463)	5,678
Non-U.S.	1,115	(3,982)	—

Total deferred tax (benefit) expense	(1,289)	(14,789)	16,665

Total income tax expense	$196,332	$29,202	$58,869

The tax effect of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at September 30, 2007 and 2006 are presented below:

	September 30,
	2007	2006
Deferred Tax Assets
Deferred compensation	$33,145	$27,521
Retirement plans	12,592	14,362
Accrued expenses	3,657	12,549
Strategic investments	7,649	6,236
Foreign taxes	2,764	3,799
Unrealized gains and losses	3,546	—
Other	7,344	9,840

Gross deferred tax assets	70,697	74,307
Valuation allowance	—	(575)

Total deferred tax assets	70,697	73,732

Deferred Tax Liabilities
Premises, equipment and software	(9,535)	(15,254)
Prepaid expenses	(3,116)	(5,284)
State taxes	(356)	(339)
Unrealized gains on investments	—	(528)

Total deferred tax liabilities	(13,007)	(21,405)

Net deferred tax assets	$57,690	$52,327

The increase in net deferred tax assets of $5.4 million was due to various temporary differences, as well as the tax effect of adopting SFAS No. 158 on September 30, 2007.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Due to the generation of capital gains during fiscal 2007, the valuation allowance of $0.6 million at September 30, 2006, which related to California capital loss carryforwards, is no longer required. The Company’s gross deferred tax asset is appropriately stated at a level which management believes is more likely than not to be realized in the future, primarily from the generation of future taxable income.

The differences between the Company’s effective tax rate and the U.S. federal statutory rate, expressed as a percentage of income before taxes, for fiscal 2007, 2006 and 2005 were as follows:

	Fiscal
	2007	2006	2005
Statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	0.7%	2.8%	0.4%
Effect of California ruling	0.8%	(7.5)%	16.9%
Meals and entertainment	0.2%	1.3%	0.7%
Non-U.S. tax effect, net of federal benefit	0.9%	1.2%	(3.1)%
Reassessment of tax reserves	(1.3)%	(9.8)%	(7.6)%
Strategic organizational costs	5.6%	6.9%	—
Other	0.2%	(0.4)%	(0.9)%

Effective tax rate	42.1%	29.5%	41.4%

In both fiscal 2007 and 2006, the Company’s effective tax rate reflects the tax effect of non-deductible items relating to strategic organizational matters. In 2006 these items were offset by the favorable resolution of a portion of a California audit and the reassessment of federal tax reserves.

The difference in the effective tax rate between fiscal 2006 and 2005 results primarily from a favorable resolution of a portion of a California audit and the reassessment of federal tax reserves partially offset by certain non-deductible expenditures incurred in connection with various strategic organizational matters in fiscal 2006.

Income taxes payable of $14.3 million and $10.2 million are included in trade and accrued taxes payable on the Company’s consolidated balance sheets at September 30, 2007 and 2006, respectively.

Cumulative undistributed earnings of the Company’s international subsidiaries amounted to $6.4 million at September 30, 2007, all of which are intended to be permanently reinvested. The amount of income taxes that would have resulted had such earnings been repatriated is estimated to be $2.2 million.

Note 14—Derivative Financial Instruments

The functional currency for Visa International is the U.S. dollar (“USD”). The Company transacts business in USD and in various foreign currencies. This activity subjects the Company to exposure from movements in foreign currency exchange rates. The Company’s policy is to enter into foreign exchange forward and option derivative instruments to manage the variability in expected future cash flows of certain foreign currency denominated revenues and expenses attributable to changes in foreign exchange rates. These derivative instruments are denominated in the foreign currency in which the exposures are denominated. All derivative instruments outstanding at September 30, 2007 and 2006 have maturities of less than 16 months. The Company does not use foreign currency option or foreign exchange forward contracts for speculative or trading purposes. All derivatives are recorded on the consolidated balance sheets at fair value in other current assets or accrued and other liabilities and the resulting gains or losses from changes in fair value are accounted for depending on whether the derivative is designated as either a cash flow or a balance sheet hedge.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Cash Flow Hedges

The Company enters into forward and option contracts to hedge certain operational (“cash flow”) exposures resulting from changes in foreign currency exchange rates. Such cash flow exposures result from portions of forecasted revenues and expenses denominated in currencies other than USD.

To qualify for cash flow hedge accounting treatment, the Company formally documents, at inception of the hedge, all relationships between hedging transactions and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value of cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The effective portion of changes in the fair value of cash flow hedges are recorded as a component of accumulated other comprehensive income (loss), net of taxes, on the consolidated balance sheets. When the forecasted transaction occurs and is recognized in earnings, the amount in accumulated other comprehensive income (loss), net, related to that hedge is reclassified to operating revenue or expense. The balance in accumulated other comprehensive income (loss), net, was not significant at September 30, 2007 and the Company expects to reclassify the entire amount to earnings during fiscal 2008 and 2009 due to the recognition in earnings of the hedged forecasted transactions.

The Company excludes time value for effectiveness testing and measurement purposes. The excluded time value is reported immediately in earnings. For fiscal 2007, the amount recorded in earnings related to excluded time value was $2.1 million.

The Company assesses effectiveness prospectively using regression analysis and retrospectively using a dollar ratio test. Because time value is excluded from effectiveness, the effectiveness tests are performed on the foreign exchange forward and option contracts based on changes in the spot rate of the derivative instrument compared to changes in the spot rate of the forecasted hedged transaction. In the event there is recognized ineffectiveness or the underlying forecasted transaction does not occur within the designated hedge period or it becomes remote that the forecasted transaction will occur, the related gains and losses on the cash flow hedges are reclassified from accumulated other comprehensive income (loss), net, on the consolidated balance sheets to other expense on the consolidated statements of operations at that time. For fiscal 2007, there were no gains or losses recognized in other expense due to measurable ineffectiveness, failure of an effectiveness assessment or the discontinuance of cash flow hedge accounting.

Balance Sheet Hedges

The Company uses forward rate contracts to economically hedge certain non-functional currency liabilities to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These forward contracts are not designated for hedge accounting. The change in fair value of these derivatives is recorded in other expense and offsets the change in fair value of the underlying foreign currency denominated assets and liabilities.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The following table provides information about the Company’s foreign currency forward contracts at September 30, 2007 and 2006:

	Estimated Fair Value at September 30, 2007
	USD Notional	Gain (Loss)	Average Rate
Cash Flow Hedges
Forward Contracts
Buy British pound	$82,576	$696	2.0072

Balance Sheet Hedges
Forward Contracts
Buy British pound	$5,987	$315	1.9294

	Estimated Fair Value at September 30, 2006
	USD Notional	Gain (Loss)	Average Rate
Cash Flow Hedges
Forward Contracts
Buy British pound	$50,569	$(389)	1.8825

Balance Sheet Hedges
Forward Contracts
Buy British pound	$3,973	$132	1.8062

The Company’s derivative financial instruments are subject to both credit and market risk. Credit risk is the risk of loss due to failure of a counterparty to perform its obligations in accordance with contractual terms. Market risk is the potential change in an investment’s value caused by fluctuations in interest and currency exchange rates, credit spreads or other variables. The Company monitors the credit-worthiness of the financial institutions that are counterparties to its derivative financial instruments and does not consider the risks of counterparty nonperformance to be material. Notwithstanding the Company’s efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations. Credit and market risks related to derivative instruments were not considered significant at September 30, 2007 and 2006.

Note 15—Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as reported on the consolidated balance sheets:

Cash and cash equivalents, settlement due from and due to customers, accounts receivable, other current assets, collateral, trade payables, and accrued and other liabilities—The carrying amounts approximate fair value due to the short period of time to maturity.

Investments classified as available-for-sale, trading assets and foreign currency forward contracts—The fair value is based on quoted market prices or broker quotes.

Debt—The fair value is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of the Company’s debt was $40.0 million and $39.9 million at September 30, 2007 and 2006, respectively. The estimated fair value of the Company’s debt was $41.6 million and $42.4 million at September 30, 2007 and 2006, respectively.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Guarantees—Guarantees are measured and recorded at fair value on the consolidated balance sheets. Refer to Note 3—Affiliates and Note 11—Settlement Guarantee Management.

Note 16—Concentration of Credit Risk

The Company extends credit to its affiliated and non-affiliated customers. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact the Company’s overall credit risk. The Company performs ongoing credit evaluations of its customers. At September 30, 2007 and 2006, the Company had receivables from Visa Europe that represented approximately 12% and 12% of total accounts receivable, net, respectively. No other customer accounted for more than 10% of the Company’s total accounts receivable, net, at September 30, 2007 or 2006.

The Company also has significant concentration risk related to its guarantees on potential uncollateralized customer settlement losses. Refer to Note 11—Settlement Guarantee Management for additional discussion.

Cash and cash equivalents included short-term investments in debt securities consisting of high credit-quality instruments. The Company has policies and procedures that limit the amount of credit exposure in any one financial institution or type of investment instrument.

Note 17—Commitments and Contingencies

Commitments

The Company’s future minimum payments on non-cancelable leases and marketing and other agreements, excluding payments to Visa Resources, at September 30, 2007 were as follows:

Fiscal	Leases	Marketing and Other	Total
2008	$18,190	$79,572	$97,762
2009	13,482	61,193	74,675
2010	8,682	54,372	63,054
2011	7,358	52,712	60,070
2012	6,619	51,441	58,060
Thereafter	35,525	53,521	89,046

Total	$89,856	$352,811	$442,667

The Company leases certain premises and equipment throughout the world under non-cancelable operating leases with varying expiration dates. The Company’s rent expense on operating leases, excluding rents paid to Visa Resources (refer to Note 7—Investments in Real Estate Joint Ventures), was $23.5 million, $19.9 million and $20.6 million for fiscal 2007, 2006 and 2005, respectively.

In addition to fixed payments included in the above table, certain sponsorship agreements require the Company to undertake marketing, promotional or other activities up to stated monetary values to support events which the Company is sponsoring. The stated monetary value of these activities typically represents the value in the marketplace, which may be significantly in excess of the actual costs incurred by the Company. Future payments that may be incurred with respect to these arrangements are based on decisions regarding product and marketing initiatives and included in the above table if and when the Company enters into non-cancelable commitments with third parties.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

In March 2006, the Company entered into a global eight-year agreement to sponsor the Federation Internationale de Football Association (“FIFA”) and its events, commencing in January 2007. In June 2007, upon the conclusion of a dispute between FIFA and MasterCard Worldwide with respect to the Visa-FIFA agreement, the Company and FIFA entered into a revised sponsorship agreement. The contractual payments under the agreement total $170.0 million over the seven and one half year term and are payable in annual installments. The first payment of $5.0 million was made in July 2007. The remaining payments totaling $165.0 million are included as marketing commitments in the table above.

The Company leases premises in which, at the expiration of the lease, the Company will incur certain restoration costs such as the cost to remove leasehold improvements. The Company also owns certain computer equipment for which disposal costs will be incurred upon retirement. The carrying amounts of these asset retirement obligations were $2.9 million and $2.7 million at September 30, 2007 and 2006, respectively. Activities related to the asset retirement obligations during fiscal 2007, 2006 and 2005 were as follows:

	Fiscal
	2007	2006	2005
Changes in Asset Retirement Obligations
Asset retirement obligations—beginning of year	$2,722	$1,766	$1,582
Obligations incurred	1,094	1,022	291
Accretion expense	78	66	32
Retirements	(1,022)	(132)	(139)

Asset retirement obligations—end of year	$2,872	$2,722	$1,766
Less: current portion of asset retirement obligations	783	608	208

Non-current asset retirement obligations	$2,089	$2,114	$1,558

Contingencies

The Company has incentive agreements with customers and other organizations for various programs designed to build payments volume, increase card issuance and acceptance, and increase other Visa-branded transactions. These incentives are earned by customers based on their performance over the term of the incentive agreements, which may range from one to seven years, and are recognized as a reduction of revenue in the same period as the related revenues are earned, based on management’s estimate of the customers’ performance compared to the terms of the incentive agreement. Excluding anticipated revenue to be earned from higher payments and transaction volumes in connection with these agreements, the expected reduction of future earnings in the next six years resulting from these agreements is estimated to be a maximum of $620.6 million at September 30, 2007.

Note 18—Legal Matters

Visa International is a party to various legal and regulatory proceedings. These proceedings involve complex claims that are subject to substantial uncertainties and unspecified damages and the probability of loss and an estimation of damages are not possible to ascertain at present. Accordingly, Visa International has not established reserves for these legal and regulatory proceedings. The Company believes that prior to the October 2007 reorganization it was indemnified against losses with respect to certain legal and regulatory proceeding pertaining to U.S. operations under its membership agreement with Visa U.S.A. and operating regulations. If

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Visa International is not successful in its defense of any of these legal and regulatory proceedings Visa International could incur judgments or fines or enter into settlement of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

American Express/Discover

On October 4, 2004, Discover Financial Services, Inc. (Discover) filed an action against Visa U.S.A. Visa International (collectively referred to in this note as “Visa”), and MasterCard International Incorporated (MasterCard) in United States District Court for the Southern District of New York. On November 15, 2004, American Express Travel Related Services Company, Inc. (American Express) filed a similar action in the same court against Visa U.S.A., Visa International, MasterCard, and certain of their member financial institutions. Both complaints sought treble damages and injunctive relief under Sections 1 and 2 of the Sherman Act, asserting that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy (CPP) prevented banks from issuing payment cards on the American Express and Discover networks. Discover also contends that Visa’s “Honor All Cards” rule reinforced the anticompetitive effects of bylaw 2.10(e).

Both lawsuits were assigned to the district court judge who presided in United States v. Visa (the DOJ Case), in which the Department of Justice challenged bylaw 2.10(e) and the CPP. In the DOJ Case, the court in 2001 enjoined Visa and MasterCard from enacting, enforcing, or maintaining any bylaw, rule, policy, or practice that prohibits members from issuing general purpose or debit cards on any other general purpose card network. In accordance with this court order, Visa U.S.A. repealed bylaw 2.10(e). The court deferred ruling on whether, or to what extent, it would give collateral estoppel effect in the American Express and Discover cases to factual findings made in the DOJ case.

The defendants moved to dismiss certain claims in the American Express and Discover cases. In the fall of 2005, the court granted MasterCard and Visa International’s motions to dismiss Discover’s attempted monopolization and monopolization claims against them, because Discover did not allege that either MasterCard or Visa International individually had sufficient market share to maintain these claims. The court denied Visa U.S.A.’s analogous motion, however, finding that Discover had alleged sufficient market share as to Visa U.S.A. The court also denied Visa and MasterCard’s motions to dismiss the plaintiffs’ debit card claims, ruling that the plaintiffs had properly alleged a debit card market. Visa’s motion to dismiss American Express’s exclusive-dealing claim was also denied.

Fact discovery is complete. At a hearing on April 25, 2007, the District Court for the Southern District of New York set a trial date of September 9, 2008 for both the American Express and Discover cases. The court also established deadlines and procedures for motions practice and expert discovery.

On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to names of the plaintiffs. On July 24, 2007, American Express and Discover served expert reports seeking substantial damages. Expert reports were served jointly by Visa U.S.A., Visa International, and the financial institution defendants on October 9, 2007.

On November 1, 2007, Visa Inc., Visa U.S.A., and Visa International entered into an agreement with American Express to resolve all current litigation between American Express and Visa U.S.A. and Visa International, and the related litigation between American Express and U.S. Bancorp, Wells Fargo & Co.,

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Washington Mutual, JPMorgan Chase & Co. and Capital One Financial Corp. Visa Inc.’s board of directors approved the settlement agreement on November 6, 2007 and American Express’s board of directors approved the agreement on November 7, 2007. Visa U.S.A. members approved the settlement in November 2007.

Under the settlement agreement, American Express will receive maximum payments of $2.25 billion including $2.07 billion from Visa Inc. and $185 million from the five co-defendant banks. The settlement will be funded by the members of Visa U.S.A. through Visa Inc.’s retrospective responsibility plan, a series of agreements with U.S. financial institutions to fund the financial obligations of certain litigation, including the American Express litigation covered by this settlement agreement. The agreement is not expected to have a material impact on Visa International’s financial position or results of operations.

Attridge

On December 8, 2004, a purported consumer class action was filed against Visa U.S.A., Visa International, and MasterCard in California state court (Attridge). The complaint asserted claims under California’s Cartwright Act and Unfair Competition Law, based in part on Visa’s former bylaw 2.10(e). The Cartwright Act claim, however, was dismissed in May 2006. On October 4, 2006, the court approved a plan for initial discovery, which is now proceeding. No trial date has been set. On December 14, 2007, the plaintiff amended his complaint to add Visa Inc. as a defendant. No new claims were added to the complaint.

Morgan Stanley Dean Witter & Company (MSDW) Action

This action was filed in May 2000 before the European Commission in Brussels. Morgan Stanley Dean Witter (“MSDW”), the issuer of the Discover card, challenged Visa International bylaws as anti-competitive as they exclude competitor organizations from membership in Visa. Visa’s Reply, which explained inter alia that the Rule is pro-competitive and enhances intersystem competition, was filed July 28, 2000. In August 2004, the Commission issued a Statement of Objections alleging that Visa’s implementation of the rule caused a restriction of competition in the acquiring market in the UK. Visa provided its written response to this statement in December 2004. In April 2005, MSDW announced its intention to spin-off the Discover card business, and in May 2005 Visa made further submissions to the Commission in light of the impact of that event on the basis of the Commission’s case. MSDW later suggested that it may not spin off the Discover card business.

In October 2006, a settlement agreement was reached between MSDW and Visa which provided for the withdrawal of the complaint before the European Commission. Although MSDW withdrew its complaint, the Commission continued to review the case against Visa. On October 3, 2007, the European Commission fined Visa International and Visa Europe €10.2 million (US$14.5 million) for infringing European Union rules on restrictive business practices (Article 81 of the EC Treaty and Article 53 of the EEA Agreement). Pursuant to existing agreements, Visa Europe has acknowledged full responsibility for the defense of this action, including any fines that may be payable.

Interchange Litigation

Multidistrict Litigation Proceedings

In fiscal 2005 and 2006, approximately 50 lawsuits—most of which were asserted as purported class actions—were filed on behalf of merchants who accept payment cards against Visa U.S.A., Visa International, MasterCard, and other defendants. Plaintiffs allege that defendants violated federal and state antitrust laws by setting interchange rates (among other claims, as described below). The suits seek treble damages for alleged overcharges in merchant discount fees, as well as injunctive and other relief.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order establishing a Multidistrict Litigation (MDL) in the Eastern District of New York. The Honorable John H. Gleeson was assigned to coordinate pretrial proceedings in the cases transferred to the MDL. On April 24, 2006, a consolidated amended class action complaint was filed, which supersedes the class action complaints filed previously. One additional class action was filed after the date of the consolidated class complaint; it has been conditionally transferred to MDL 1720 but has not yet been made part of the consolidated class. Visa U.S.A. is a defendant in the consolidated class action complaint and nine additional complaints filed on behalf of individual plaintiffs.

The consolidated class action complaint alleges that the setting of interchange violates Section 1 of the Sherman Act; that Visa’s “no surcharge” rule and other alleged Visa rules violate Section 1 of the Sherman Act; and that the rules and interchange together constitute monopolization, violating Section 2 of the Sherman Act and California’s Cartwright Act. The consolidated class action complaint further asserts that Visa ties “Payment Guarantee Services” and “Network Processing Services” to “Payment Card System Services” and engages in exclusive dealing, both in violation of Section 1 of the Sherman Act, and that offline debit interchange violates Section 1 of the Sherman Act and California’s Cartwright Act.

The individual complaints include similar claims and also allege that Visa impermissibly ties services for “Premium Credit Cards” to services for other Visa-branded payment cards.

On June 9, 2006, Visa answered the consolidated class action complaint and moved to dismiss in part, or strike, claims for pre- January 1, 2004 damages. On July 10, 2007, pursuant to a joint request by the parties, the court entered an amended scheduling order extending the deadline for fact discovery to June 30, 2008, expert discovery to February 20, 2009, and the deadline for completion of all summary judgment and other pretrial motions to March 27, 2009. No trial date has been set.

On September 7, 2007, the Magistrate Judge in MDL 1720 issued a Report and Recommendation to the District Court recommending that the District Court grant the defendants’ motion to dismiss the putative class plaintiffs’ claims for damages incurred prior to January 1, 2004. On October 12, 2007, the Magistrate Judge granted putative class plaintiffs’ request to brief the issue of whether the Report and Recommendation would affect the claims of non-party members of the putative class who opted out of the In re Visa Check/ MasterMoney Antitrust Litigation class action. Following the submissions, the Magistrate Judge declined plaintiffs’ request to advise on that issue. Putative class plaintiffs filed objections to the Report and Recommendation on November 14, 2007, and defendants filed their responses to those objections on December 13, 2007.

New Zealand Interchange Proceedings

The Commerce Commission, New Zealand’s competition regulator, filed a civil Statement of Claim in the High Court in Wellington on November 9, 2006, alleging that, among other things, the fixing of default interchange rates by Cards NZ Limited, Visa International, MasterCard and certain Visa International member financial institutions contravenes the New Zealand Commerce Act. On November 27, 2006, a group of New Zealand retailers filed a nearly identical claim against the same parties before the same tribunal. Both the Commerce Commission and the retailers seek declaratory, injunctive and monetary relief. On March 2, 2007, Visa International filed statements of defense in both cases, denying liability for any cause of action. Both cases were transferred to the commercial list at the High Court in Auckland in April 2007. The court approved a timetable for initial discovery and other procedural matters in June 2007; such discovery is now proceeding.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Debit/Credit Tying Case (“Indirect Purchaser” Actions)

Forty so-called “indirect purchaser” actions have been filed against Visa and MasterCard in nineteen states and the District of Columbia. In these actions, the plaintiffs purport to represent classes of residents of one or more states who purchased goods at merchants that accepted Visa- or MasterCard-branded payment cards. They claim to have paid higher prices as a result of the purported “tying” and other alleged anti-competitive conduct. The plaintiffs assert claims under state antitrust statutes, state consumer protection statutes, and common law. Visa International is named as a defendant in only six of the cases, all filed in California, asserting claims against Visa International under the Cartwright Act and Section 17200 of the California Business and Professions Code.

In the California cases, consolidated before the Superior Court for the State of California in the City and County of San Francisco, Visa filed a motion for judgment on the pleadings based on California Proposition 64, which limits a plaintiff’s standing to bring claims under Section 17200. After oral argument, the court denied Visa’s motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007. On July 24, 2007, a case management conference was held at which the court permitted certain further discovery and agreed to address plaintiffs’ proposed motion for collateral estoppel with respect to certain elements of a “tying” claim based on statements in the decision on cross-motions for summary judgment in In re Visa Check/MasterMoney Antitrust Litigation, No. 96-5238 (E.D.N.Y.). At a case management conference on October 31, 2007, the court denied the plaintiffs’ collateral estoppel motion and set a new case management conference for January 18, 2008.

Currency Conversion Litigation

State Litigation

In 2000, a “representative” action was filed in California state court against Visa U.S.A. and Visa International in connection with Visa’s practice of charging its members a 1% “currency conversion fee” when a U.S. cardholder purchases goods or services in a foreign currency, and the disclosure of that fee (Schwartz). Plaintiffs claimed Visa’s currency conversion practices violated California Business & Professions Code Section 17200, and sought injunctive relief and restitution.

Four additional California state currency conversion class actions were filed against Visa U.S.A. and Visa International. Shrieve and Castro alleged that Visa had a duty to inform cardholders using debit cards overseas of the existence of the 1 percent currency conversion fee that Visa charges its members. Mattingly alleged Visa had a duty to inform cardholders using credit cards overseas of the existence of the 1% currency conversion fee. Baker challenged Visa International’s calculation of currency conversion rates and the disclosure of those rates. All plaintiffs sought restitution and injunctive relief.

Federal Multidistrict Litigation (MDL)

A federal MDL currency conversion lawsuit alleged, inter alia, price-fixing violations against Visa U.S.A., Visa International, and a number of banks arising out of the 1% currency conversion fee Visa charges to members and the optional issuer fees that issuers may charge cardholders. In March 2005, the court held that plaintiffs with valid arbitration agreements cannot go forward in court and must proceed with arbitration instead. Those plaintiffs are appealing the ruling.

Currency Conversion Settlement

On July 20, 2006, the parties executed a settlement agreement to resolve all federal MDL and state claims, including those on appeal. Under the agreement, the defendants collectively will pay $336.0 million to create a

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

settlement fund to pay monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders, and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa’s portion of the settlement fund is $100.1 million. Visa and MasterCard will pay an additional $32.0 million to resolve the claims in the Schwartz matter; Visa’s share is $18.6 million. The settlement agreement also includes provisions relating to disclosures on billing statements and other documents. The settlement is not expected to have a material impact on Visa International’s financial position or results of operations. The settlement agreement has been preliminarily approved by the United States District Court for the Southern District of New York.

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the court appointed a special master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The special master submitted his report on or about July 10, 2007, and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the special master. On September 24, 2007, the court issued an order approving the revised notices, claim forms and settlement schedule submitted by the parties. Revised notices and claim forms will be mailed to identified class members in late November 2007, and a revised publication notice will run in late November and early December. Class members will have until February 14, 2008 to object to or opt-out of the settlement. The Court moved the hearing on entry of Final Judgment and Order of Dismissal to March 31, 2008.

Other Litigation

Parke Litigation

On June 27, 2005, a purported merchant and consumer class action was filed in California state court against Visa International, Visa U.S.A., MasterCard, Merrick Bank, and CardSystems Solutions, Inc. (Parke). The complaint alleges that Visa’s failure to inform cardholders of a security breach at CardSystems Solutions, Inc. in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California privacy law. The court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information, and for a preliminary injunction. In September 2005, the court dismissed the claims brought by the merchants, and on November 18, 2005, the defendants answered the remaining claims.

CardSystems Solutions, Inc. filed for bankruptcy in United States District Court for the District of Arizona in May 2006. The Parke plaintiffs removed the case to United States District Court for the Northern District of California on August 10, 2006 and then sought to transfer the case to federal court in Arizona. Visa and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case. The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to the Company’s consolidated financial statements.

ATM Exchange

On November 14, 2005, ATM Exchange sued Visa U.S.A. and Visa International in United States District Court for the District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation, and fraudulent misrepresentation, alleging that Visa’s “deferment” of a deadline for meeting heightened ATM data encryption testing and approval standards harmed the plaintiff by reducing demand for its ATM upgrade solution.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The parties have engaged in written discovery, party and third-party depositions, and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated that it would set another trial date, if necessary, in its forthcoming ruling on the motions for summary judgment.

GMRI

On June 22, 2007, GMRI Inc filed suit against Visa International and various member banks of Visa U.S.A. and/or Visa International in the U.S. District Court for the District of Minnesota. The suit is based on GMRI Inc.’s litigation against Visa U.S.A. as a retailer that opted out of the class settlement reached in the In re Visa Check/MasterMoney Antitrust Litigation. Among other antitrust claims, GMRI, Inc. alleges that the defendants collectively fixed credit card and offline debit card interchange fees. In December 2007, GMRI, Inc. and Visa U.S.A. agreed in principle to resolve the claims brought against Visa U.S.A. and Visa International through binding mediation.

Intellectual Property Litigation

Safeclick, LLC

In December 2003, Safeclick, LLC sued Visa U.S.A. and Visa International in United States District Court for the Northern District of California for patent infringement. Safeclick alleged that the “Verified by Visa” program (VbV), which authenticates the identity of a cardholder in an Internet transaction, infringes two claims of Safeclick’s “Electronic Transaction Security System” patent. Safeclick indicated that it would seek “reasonable royalty” damages and injunctive relief.

On December 14, 2005, the court granted Visa’s motion for summary judgment, dismissing the case in its entirety. The Court of Appeals for the Federal Circuit affirmed the dismissal on October 23, 2006. On November 2, 2006, the parties entered an agreement to allow this judgment to become final without seeking any further amendment or appeal.

Starpay and VIMachine

On May 8, 2003, Starpay and VIMachine sued Visa U.S.A. and Visa International in United States District Court for the Northern District of Texas, claiming that Visa used information provided to it by Starpay in 2000 to create VbV and to file a Visa patent application on the technology underlying VbV. Two claims are asserted: infringement of VIMachine’s patent and misappropriation of Starpay’s trade secrets. In February 2006, each party filed objections to the Magistrate Judge’s recommendation on claim construction.

On September 10, 2007, the District Court issued an order resolving the parties’ various objections and finalized the claim construction. The court has sent a schedule that calls for the completion of discovery by April 18, 2008 and the filing of any dispositive motions by May 16, 2008. No trial date has been set.

PrivaSys

On June 20, 2007, PrivaSys, Inc. filed a complaint in the U.S. District Court for the Northern District of California against Visa International and Visa U.S.A. for patent infringement. PrivaSys alleges that Visa U.S.A.’s contactless payment technology infringes U.S. Patent No. 7,195,154 (“the ‘154 patent”), entitled “Method for Generating Customer Secure Card Numbers.” Visa U.S.A. and Visa International filed their respective answers and counterclaims on August 21, 2007 alleging that Visa did not infringe the ‘154 patent, that the ‘154 patent is invalid, and that the patent is unenforceable due to inequitable conduct and prosecution laches. On September 28,

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

2007, PrivaSys filed a motion requesting leave to file an amended complaint adding JPMorgan Chase & Co. and Wells Fargo & Co. as defendants. Visa U.S.A. and Visa International opposed this motion on October 26, 2007 and asked the court, in the alternative, to stay all proceedings against Visa issuing banks pending resolution of the issue of whether the Visa technology infringes the PrivaSys patent. On November 14, 2007, the court granted PrivaSys’s motion for leave to file the amended complaint. On December 5, 2007, Visa U.S.A. filed an answer to the amended complaint. The parties have reached an agreement in principle to settle the dispute.

Cryptography Research, Inc.

In September of 2004, Cryptography Research, Inc. (“CRI”) filed a lawsuit against Visa International in U.S. District Court in California alleging breach of contract, misrepresentation, and patent infringement. The lawsuit arises from a 1998 license agreement between CRI and Visa International pursuant to which Visa International received the right to sublicense certain CRI technology for use in smart cards. After the license agreement was terminated, CRI claimed that Visa International was obligated to pay per-card royalties on certain smart cards. In addition CRI has alleged that Visa International has infringed certain patents claimed by CRI.

On December 11, 2006, CRI filed a motion for leave to file a second amended complaint adding claims for breach of fiduciary duty and violation of Section 1 of the Sherman Act and California Unfair Competition laws. The court granted this motion and the Second Amended Complaint was filed on March 22, 2007. Visa International filed its answer to the Second Amended Complaint and related counterclaims on April 23, 2007.

Discovery in this matter is currently ongoing and is scheduled to close on May 12, 2008. A patent claims construction hearing was held on November 8 and 9, 2005. On October 19, 2006, the parties received the first of the eight pending claims construction orders. Second and third claims construction orders were received in May 2007. A fourth claims construction order was received in September 2007. Fact discovery is ongoing. A pretrial conference is scheduled for September 15, 2008, but not trial date has been set.

Vale Canjeable

On November 21, 2006, Vale Canjeable Ticketven, C.A., filed an action in the Fifth Municipal Court of Caracas against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. On November 29, 2006, the Fifth Municipal Court of Caracas granted a preliminary injunction prohibiting use of the “Vale” mark by Visa in the Venezuelan market of food vouchers.

In December 2006, Vale Canjeable Ticketven, C.A., also filed a claim with the Fourth Commercial Court of First Instance of Caracas alleging that the defendants infringed the plaintiff’s rights as the holder of the trademark registries and requesting that the Court: (i) declare the plaintiff is the only authorized user of the expression “Vale” in the Venezuelan market of food vouchers; (ii) prohibit the defendants from using the expression “Vale” in the Venezuelan market of food vouchers; and (iii) order the defendants to pay financial damages and legal costs. On March 21, 2007, defendants filed a motion with the Fourth Commercial Court of First Instance of Caracas asking them to revoke the preliminary injunction. This motion was denied on July 11, 2007. Visa immediately filed an appeal of this decision with the Superior Court.

On July 26, 2007, Visa International requested the removal of the First Instance Judge from the case and it was granted on September 25, 2007. A new judge was assigned to finalize the discovery phase of the case. On November 1, 2007, Visa International filed its written conclusions explaining how the evidence collected during discovery supports its arguments. On November 21, 2007 Visa International filed an appeal of the decision denying suspension of the preliminary injunction with the newly assigned judge. The plaintiff filed a response to this appeal on November 26, 2007, and Visa replied to that response on December 3, 2007.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Note 19—Operating Segments

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. This standard requires segmentation based on the Company’s internal organization and reporting of revenue and operating profit. The Company’s Chief Executive Officer is identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS No. 131. The Company is primarily structured in geographical segments, and the CODM reviews consolidated financial information related to revenues and operating profit for each of the following three geographic segments: 1) Visa AP; 2) Visa LAC; and 3) Visa CEMEA. The CODM also reviews financial information for the headquarters division, Visa Worldwide Services (“VWS”). Visa AP, Visa LAC and Visa CEMEA provide products and services to their member financial institutions and generate service fees, international service revenues, data processing fees and other revenues. VWS earns service fees by charging cost-based fees to all Visa regions (including separately incorporated regions) based primarily on payments volume. In addition, VWS earns international service revenue from foreign currency exchange activities in connection with the settlement of multi-currency transactions. Non-operating income, net, primarily relates to interest and dividend income from investments, real estate rental income and equity in earnings from unconsolidated subsidiaries, offset by interest expense on the Company’s borrowed funds at VWS.

The reports reviewed by the CODM are based on the Company’s internal management reporting process. The presentation of information in the Company’s management reports differs from U.S. generally accepted accounting principles (“U.S. GAAP”) primarily due to intercompany allocations and differences in reporting classifications.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

The following table provides operating segment information as reviewed by the CODM and is reconciled to the consolidated U.S. GAAP financial statements for fiscal 2007, 2006 and 2005:

	Visa AP	Visa LAC	Visa CEMEA	VWS	Reclassifications	Consolidated Total
Fiscal 2007
Total operating revenues	$749,176	$475,445	$267,328	$474,553	$(64,006)	$1,902,496
Total operating expenses	508,996	345,353	212,402	529,579	(54,740)	1,541,590
Operating income (loss)	240,180	130,092	54,926	(55,026)	(9,266)	360,906
Non-operating income, net	15,723	42,928	6,408	31,338	9,266	105,663
Income (loss) before provision for income taxes	255,903	173,020	61,334	(23,688)	—	466,569
Depreciation and amortization expenses	8,733	3,450	5,387	23,717	—	41,287
Equity earnings from unconsolidated subsidiaries	753	686	342	559	—	2,340
Impairment of cost and equity method investments	—	206	2,412	1,682	—	4,300
Total assets	185,022	182,164	190,600	1,932,937	—	2,490,723
Capital expenditures	9,212	2,414	3,213	4,573	—	19,412

Fiscal 2006
Total operating revenues	478,875	225,548	189,332	426,710	(57,910)	1,262,555
Total operating expenses	430,434	261,096	184,036	414,006	(47,463)	1,242,109
Operating income (loss)	48,441	(35,548)	5,296	12,704	(10,447)	20,446
Non-operating income, net	10,322	36,669	894	20,179	10,447	78,511
Income before provision for income taxes	58,763	1,121	6,190	32,883	—	98,957
Depreciation and amortization expenses	7,444	3,986	9,126	17,489	—	38,045
Equity earnings from unconsolidated subsidiaries	2,459	2,832	608	3,229	—	9,128
Total assets	152,036	157,103	164,013	1,539,387	—	2,012,539
Capital expenditures	11,308	2,429	2,452	6,241	—	22,430

Fiscal 2005
Total operating revenues	402,808	209,696	156,654	440,014	(61,742)	1,147,430
Total operating expenses	401,918	178,469	148,709	364,050	(47,317)	1,045,829
Operating income	890	31,227	7,945	75,964	(14,425)	101,601
Non-operating income, net	6,707	12,624	192	6,521	14,425	40,469
Income before provision for income taxes	7,597	43,851	8,137	82,485	—	142,070
Depreciation and amortization expenses	7,377	4,521	6,983	14,105	—	32,986
Equity earnings (losses) from unconsolidated subsidiaries	2,824	2,999	(40)	(30)	—	5,753
Impairment of cost and equity method investments				2,209		2,209
Total assets	156,845	145,725	161,092	1,304,294	—	1,767,956
Capital expenditures	10,335	1,968	1,954	10,030	—	24,287

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

Amounts in the Reclassifications column of the above table consist of the following:

	Fiscal
	2007			2006			2005
	Operating Revenue	Operating Expense	Non- Operating Income	Operating Revenue	Operating Expense	Non- Operating Income	Operating Revenue	Operating Expense	Non- Operating Income
Fees allocated by VWS to Visa AP, Visa LAC and Visa CEMEA	$(68,107)	$(68,107)	$—	$(59,400)	$(59,400)	$—	$(57,700)	$(57,700)	$—
Classification of facilities income and expense	—	12,669	12,669	1,394	10,000	8,606	1,414	9,600	8,186
Other revenue, expense and non-operating income classifications	4,101	698	(3,403)	96	1,937	1,841	(5,456)	783	6,239

Total reclassifications	$(64,006)	$(54,740)	$9,266	$(57,910)	$(47,463)	$10,447	$(61,742)	$(47,317)	$14,425

The Company’s operations, including revenues, expenses and long-lived assets, are managed on a regional basis and are not tracked by country. The determination of revenues and long-lived assets attributable to specific countries is not practicable and is therefore not disclosed.

Note 20—Related Parties

At September 30, 2007, Visa U.S.A., Visa Europe, and Visa Canada were group members of the Company and had representation on the Company’s Board of Directors. Refer to Note 3—Visa Affiliates for information regarding transactions with these Visa affiliates.

At September 30, 2007, the Company’s primary customers included member financial institutions that were also owners of the Company. Certain member financial institutions had representation on the Company’s Board of Directors and the regional Boards of Directors of Visa AP, Visa LAC, and Visa CEMEA. The Company generated total operating revenues of approximately $658.9 million, $377.8 million and $332.9 million from these customers for fiscal 2007, 2006 and 2005, respectively. The Company incurred operating expenses of $31.9 million, $14.6 million and $11.2 million for services provided to these customers for fiscal 2007, 2006 and 2005, respectively. The Company incurred non-operating expenses of $0.8 million, $0.8 million and $1.1 million relating to these customers for fiscal 2007, 2006 and 2005, respectively. The customers owed the Company approximately $35.0 million and $16.6 million at September 30, 2007 and 2006, respectively. Including amounts accrued under volume and support incentives, the Company owed these customers approximately $66.0 million and $153.3 million at September 30, 2007 and 2006, respectively. Fees paid for services provided by members of the Board of Directors, including expense reimbursements for attendance at board of directors meetings, totaled $7.5 million, $5.7 million and $3.4 million for fiscal 2007, 2006 and 2005, respectively.

The Company has ownership interests in entities that transact business with the Company. The Company considers an entity to be a related party if the Company’s ownership interest in the entity exceeds 10% of the total ownership of the entity or if the investment is accounted for under the equity method of accounting. Excluding transactions with Inovant (refer to Note 4—Investments) and real estate joint venture affiliates (refer to Note 7—Investments in Real Estate Joint Ventures), the Company generated total operating revenues of approximately $45.5 million, $26.8 million and $17.1 million from these entities for fiscal 2007, 2006 and 2005, respectively. The Company incurred operating expenses of $0.7 million, $2.2 million and $0.8 million for services provided by these entities for fiscal 2007, 2006 and 2005, respectively. The Company received

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except as noted)

dividends from these entities of $34.9 million, $28.2 million and $7.3 million for fiscal 2007, 2006 and 2005, respectively. These entities owed the Company approximately $0.9 million and $0.4 million at September 30, 2007 and 2006, respectively. Including amounts accrued under volume and support incentives, the Company owed these customers approximately $0.1 million and $2.7 million at September 30, 2007 and 2006, respectively.

The Company also maintains banking relationships and has credit facilities (refer to Note 10—Debt) with customers that have representation on the Company’s Board of Directors and regional Boards of Directors.

Note 21—Mandatorily Redeemable Preferred Stock

At September 30, 2004, the Company maintained a 90% voting-right interest in Visa Human Resources Service (“VHRS”), a subsidiary of Visa International, which administered certain employee benefit plans and arrangements of the Company. The 10% preferred stock interest held by external parties was valued at $7.0 million, representing 7 shares at $1.0 million per share, and the preferred stock provided for cumulative dividends at a per annum rate of 7.5%, payable quarterly. During fiscal 2005, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and accounted for this obligation accordingly. In September 2005, VHRS reached an agreement with the holders of the preferred stock for early redemption of the outstanding shares for $8.2 million, which included a prepayment premium of $1.2 million. The premium paid was included in non-operating income, net, on the consolidated statements of operations.

Note 22—Subsequent Event

October 2007 Reorganization

Effective as of October 1, 2007, the Company, Visa U.S.A., Visa Canada and Inovant LLC consummated a reorganization and became direct or indirect subsidiaries of Visa Inc., a Delaware stock corporation. Visa Europe did not become a subsidiary of Visa Inc. but rather remained owned by its member financial institutions and entered into a set of contractual arrangements with Visa Inc. in connection with the reorganization.

In the reorganization, Visa Inc. issued different classes and series of common stock reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located. In addition to the common stock, other consideration was provided to Visa Europe by Visa Inc. in exchange for its ownership interest in Visa International and Inovant based on the fair value of these interests received by Visa Inc.

The information in these financial statements is historical and therefore reflects certain contractual and other arrangements between Visa affiliates that are no longer in place as a result of the October 2007 reorganization.

Schedule II

Visa International and Subsidiaries

Valuation and Qualifying Accounts

Accounts Receivable Allowances	Balance at Beginning of year	Additions Charged (Credited) to Expenses	Deductions(1)	Balance at End of Year
	(In thousands)
For fiscal:
2007	$2,681	$(185)	$(1,994)	$502
2006	$2,155	$829	$(303)	$2,681
2005	$3,006	$(578)	$(273)	$2,155

(1)	Deductions represent uncollectible accounts written off.

VISA BUSINESS
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PARKER ON MAIN
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406,000,000 Shares

Class A Common Stock

PROSPECTUS

March 18, 2008